ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP^{SM}

Supplement dated May 1, 2009 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2009

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective in July and August certain funds offered through your contract will be reorganized into other funds as follows:

Effective after the close of business on July 17, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING JPMorgan Value Opportunities Portfolio	ING Russell^{TM} Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio ING Oppenheimer Main Street Portfolio®	ING Russell^{TM} Large Cap Index Portfolio
ING Van Kampen Capital Growth Portfolio	ING Russell^{TM} Large Cap Growth Index Portfolio

Accordingly, effective after the close of business on July 17, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- Class S of the ING Russell^{TM} Large Cap Value Index Portfolio will automatically be added to your contract and all existing account balances invested in the ING JPMorgan Value Opportunities Portfolio (Class S) will automatically become investments in the ING Russell^{TM} Large Cap Value Index Portfolio (Class S).
- All existing account balances invested in the ING Neuberger Berman Partners Portfolio (S Class) and all existing account balances invested in the ING Oppenheimer Main Street Portfolio® (Class S) will automatically become investments in the ING Russell^{TM} Large Cap Index Portfolio (Class I).
- Class S of the ING Russell^{TM} Large Cap Growth Index Portfolio will automatically be added to your contract and all existing account balances invested in the ING Van Kampen Capital Growth Portfolio (Class S) will automatically become investments in the ING Russell^{TM} Large Cap Growth Index Portfolio (Class S).

As a result of the reorganizations, effective after the close of business on July 17, 2009 all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Effective after the close of business on August 7, 2009, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING International Growth Opportunities Fund	ING International Capital Appreciation Fund
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Accordingly, effective after the close of business on August 7, 2009 investments in the Disappearing Portfolios will automatically become investments in the Surviving Portfolios, as follows:

- Class S of the ING Growth and Income Portfolio will automatically be added only for those plans who were offering ING Growth and Income Portfolio II (Class S) as of the August 7, 2009 merger date. (**The ING Growth and Income Portfolio will only be available for investment for plans offering the ING Growth and Income II as of August 7, 2009.**) All existing account balances invested in the ING Growth and Income Portfolio II (Class S) will automatically become investments in the ING Growth and Income Portfolio (Class S).
- Class I of the ING International Capital Appreciation Fund will automatically be added to your contract, and all existing account balances invested in the ING International Growth Opportunities Fund (Class Q) will automatically become investments in the ING International Capital Appreciation Fund (Class I).

- All existing account balances invested in the ING Index Plus International Equity Portfolio (Class S) will automatically become investments in the ING International Index Portfolio (Class I).

As a result of the reorganizations, effective after the close of business on August 7, 2009 all references to the Disappearing Portfolios in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio after the date of the reorganization will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

See also the Transfers section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making allocation changes. More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

2. Effective after the close of business on July 17, 2009 or August 7, 2009, as applicable the following information regarding the new funds made available in July and August as noted above is added to Appendix IV–Fund Descriptions.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Variable Funds – ING Growth and Income Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Mutual Funds – ING International Capital Appreciation Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks capital appreciation.
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Value Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Variable Portfolios, Inc. – ING Russell^{TM} Large Cap Growth Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.

3. Effective after the close of business on August 7, 2009, the following information is added to the Subaccount Administrative Adjustment Charge chart on page 21 of the Contract Prospectus and page 9 of the Contract Prospectus Summary to reflect the additional charges, as applicable, regarding the new funds made available in August.

Fund or Fund Family	*Charge*	*Fund or Fund Family*	*Charge*
ING Growth and Income Portfolio (Class S)	0.10%	ING International Capital Appreciation Fund (Class I)	0.25%

4. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.

ING Life Insurance and Annuity Company
Variable Annuity Account C
ING MAP PLUS NP[SM]
CONTRACT PROSPECTUS – MAY 1, 2009

The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by ING Life Insurance and Annuity Company (the Company). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code). The contract is not available for sale in the state of New York.

Why Reading This Prospectus is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Table of Contents ... page 3

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options.

▷   Fixed Plus Account II
▷   Guaranteed Accumulation Account (subject to availability)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the fund prospectuses for future reference.

Getting Additional Information. You may obtain the May 1, 2009 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. The SAI table of contents is listed on page 46 of this prospectus. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-158492. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

AIM Global Health Care Fund (Investor Class) [1]	ING Growth and Income Portfolio II (Class S) [4]	ING Strategic Allocation Growth Portfolio (Class I) [4][6]
AIM Mid Cap Core Equity Fund (Class A) [1]	ING Growth Opportunities Fund (Class A) [1][4]	ING Strategic Allocation Moderate Portfolio (Class I) [4][6]
Alger Green Fund (Class A) [1][2]	ING Index Plus International Equity Portfolio (Class S) [4]	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
AllianceBernstein Growth and Income Fund, Inc. (Class A) [1]	ING Index Plus LargeCap Portfolio (Class I) [4]	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class) *
Allianz NFJ Dividend Value Fund (Class A) [1][2]	ING Index Plus MidCap Portfolio (Class I) [4]	ING T. Rowe Price Equity Income Portfolio (Class S)
Allianz NFJ Small-Cap Value Fund (Class A) [1]*	ING Index Plus SmallCap Portfolio (Class I) [4]	ING T. Rowe Price Growth Equity Portfolio (S Class)
Amana Growth Fund [1][2]	ING Index Solution Income Portfolio (ADV Class) [6]	ING Templeton Foreign Equity Portfolio (S Class)
Amana Income Fund [1][2]	ING Index Solution 2015 Portfolio (ADV Class) [6]	ING Templeton Global Growth Portfolio (Class S) *
American Balanced Fund® (Class R-3) [1]	ING Index Solution 2025 Portfolio (ADV Class) [6]	ING Van Kampen Capital Growth Portfolio (Class S)
American Century Inflation-Adjusted Bond Fund (Investor Class) [1][2]	ING Index Solution 2035 Portfolio (ADV Class) [6]	ING Van Kampen Comstock Portfolio (S Class)
Ariel Appreciation Fund [1]	ING Index Solution 2045 Portfolio (ADV Class) [6]	ING U.S. Bond Index Portfolio (Class I) [4]
Ariel Fund [1]	ING Intermediate Bond Fund (Class A) [1]	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
Artisan International Fund (Investor Shares) [1][2]	ING Intermediate Bond Portfolio (Class I) [4]	Lazard U.S. Mid Cap Equity Portfolio (Open Shares) [1][4]
BlackRock Mid Cap Value Opportunities Fund (Class A) [1][2]	ING International Growth Opportunities Fund (Class Q) [1]	Lord Abbett Mid-Cap Value Fund (Class A) [1]*
Capital World Growth and Income Fund℠ (Class R-3) [1][2]	ING International Index Portfolio (Class I)	Lord Abbett Small-Cap Value Fund (Class A) [1]*
Columbia Mid Cap Value Fund (Class A) [1]	ING International SmallCap Multi-Manager Fund (Class A) [1]	Massachusetts Investors Growth Stock Fund (Class A) [1]
CRM Mid Cap Value Fund (Investor Shares) [1][2]	ING International Value Portfolio (Class I) [4]	Mutual Global Discovery Fund (Class R) [1][4]
Eaton Vance Large-Cap Value Fund (Class R) [1][2][3]	ING Janus Contrarian Portfolio (Class S)	Neuberger Berman Socially Responsive Fund® (Trust Class) [1]
EuroPacific Growth Fund® (Class R-3) [1]	ING JPMorgan Emerging Markets Equity Portfolio (Class S)	New Perspective Fund® (Class R-3) [1]
Evergreen Special Values Fund (Class A) [1]*	ING JPMorgan Mid Cap Value Portfolio (S Class)	OpCap Mid Cap Portfolio
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING JPMorgan Value Opportunities Portfolio (Class S)	Oppenheimer Capital Appreciation Fund (Class A) [1]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Legg Mason Partners Aggressive Growth Portfolio (S Class)	Oppenheimer Developing Markets Fund (Class A) [1]*
Fidelity® VIP Growth Portfolio (Initial Class)	ING Lord Abbett Affiliated Portfolio (Class S) *	Pax World Balanced Fund (Individual Investor Class) [1]
Franklin Small Cap Value Securities Fund (Class 2)	ING MFS Total Return Portfolio (Class S)	PIMCO VIT Real Return Portfolio (Administrative Class)
Franklin Small-Mid Cap Growth Fund (Class A) [1]	ING Marsico Growth Portfolio (Class S)	Pioneer Emerging Markets VCT Portfolio (Class I)
Fundamental Investors℠ (Class R-3) [1]	ING Marsico International Opportunities Portfolio (Class S)	Pioneer High Yield Fund (Class A) [1]
ING American Century Small-Mid Cap Value Portfolio (S Class)	ING Money Market Portfolio (Class I) [4]	RiverSource Diversified Equity Income Fund (Class R3) [1]
ING Balanced Portfolio, Inc. (Class I) [4]	ING Neuberger Berman Partners Portfolio (S Class)	T. Rowe Price Mid-Cap Value Fund (R Class) [1]*
ING Baron Asset Portfolio (S Class)	ING Oppenheimer Global Portfolio (I Class)	Templeton Foreign Fund (Class A) [1]
ING Baron Small Cap Growth Portfolio (S Class)	ING Oppenheimer Main Street Portfolio® (Class S)	The Growth Fund of America® (Class R-3) [1]
ING BlackRock Large Cap Growth Portfolio (S Class) [2]	ING Oppenheimer Strategic Income Portfolio (S Class)	The Income Fund of America® (Class R-3) [1]
ING BlackRock Science and Technology Opportunities Portfolio (Class I) [4]	ING Opportunistic LargeCap Portfolio (Class I) [4]	Van Kampen Small Cap Value Fund (Class A) [1][2]
ING Clarion Real Estate Portfolio (Class S) [4]	ING PIMCO High Yield Portfolio (Class S)	Vanguard® Diversified Value Portfolio
ING Columbia Small Cap Value Portfolio (S Class) [4]	ING PIMCO Total Return Portfolio (Class S)	Vanguard® Equity Income Portfolio
ING Davis New York Venture Portfolio (S Class)	ING Pioneer Equity Income Portfolio (Class S) *	Vanguard® Small Company Growth Portfolio
ING Evergreen Health Sciences Portfolio (Class S)	ING Pioneer Fund Portfolio (Class S) *	Wanger International [4]
ING FMR℠ Diversified Mid Cap Portfolio (Class S) [5]	ING Pioneer High Yield Portfolio (Class S)	Wanger USA [2]
ING Global Real Estate Fund (Class A) [1][2]	ING Pioneer Mid Cap Value Portfolio (Class S) *	Washington Mutual Investors Fund℠ (Class R-3) [1]
ING Global Resources Portfolio (S Class) [2]	ING Real Estate Fund (Class A) [1]	
ING GNMA Income Fund (Class A) [1]	ING Russell™ Large Cap Index Portfolio (Class I)	
ING Growth and Income Fund (Class A) [1]	ING Russell™ Mid Cap Index Portfolio (Class I)	
	ING Russell™ Small Cap Index Portfolio (Class I)	
	ING Small Company Portfolio (Class I) [4]	
	ING SmallCap Opportunities Portfolio (Class I) [2]	
	ING Solution Income Portfolio (ADV Class) [6]	
	ING Solution 2015 Portfolio (ADV Class) [6]	
	ING Solution 2025 Portfolio (ADV Class) [6]	
	ING Solution 2035 Portfolio (ADV Class) [6]	
	ING Solution 2045 Portfolio (ADV Class) [6]	
	ING Strategic Allocation Conservative Portfolio (Class I) [4][6]	

*   Please see "Appendix IV – Fund Descriptions" for further information regarding the availability of certain funds.

1   This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds."

2   This fund is scheduled to be available on May 11, 2009.

3   This fund is structured as a "Master-Feeder" fund that invests directly in shares of an underlying portfolio. See "Fees-Fund Fees and Expenses" for additional information.

4   This fund has changed its name to the name listed above. See Appendix IV - Fund Descriptions for a complete list of former and current fund names.

5   FMR℠ is a service mark of Fidelity Management & Research Company.

6   These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 457(b), 403(b), or Roth 403(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). See “Right to Cancel.”

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. See “Death Benefit” and “The Income Phase.”

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. See “Withdrawals,” “Taxation,” and “The Income Phase.”

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. See “Systematic Distribution Options.”

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. See “Fee Table” and “Fees.”

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. See “Taxation.”

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Options, or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)


Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
(a) ||
Step 2
(b) ||
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase (receiving income phase payments from your account)

The contract offers several payment options. See “The Income Phase.” In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:

- ▹ Maximum Contract Holder Transaction Expenses
- ▹ Maximum Annual Maintenance Fee
- ▹ Separate Account Annual Expenses
- ▹ Total Annual Fund Operating Expenses
- ▹ Hypothetical Examples
- ▹ Fees Deducted by the Funds

See "Fees" for:

- ▹ How, When and Why Fees are Deducted
- ▹ Reduction, Waiver and/or Elimination of Certain Fees
- ▹ Redemption Fees
- ▹ Premium and Other Taxes

See "The Income Phase" for:

- ▹ Fees During the Income Phase

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* Fees during the income phase may differ from those shown below. See "The Income Phase" for further information.

Maximum Contract Holder Transaction Expenses

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

[1] This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), or 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior IRS guidance. See the "Fees" and "Withdrawals" sections.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. See "Loans." For loans from Tax Code section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$30.00

Separate Account Annual Expenses

(as a percentage of average account value)

Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	0.50%
Maximum Total Separate Account Annual Charges	3.05%

[3] This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. See "Fees - Daily Asset Charge." During the income phase the charge is 1.25% on an annual basis. See "The Income Phase - Charges Deducted."

[4] The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. See "Fees - Subaccount Administrative Adjustment Charge."

[5] This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. This charge will apply for a maximum of 7 years from the date the contract is issued, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit.

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Fees - Premium and Other Taxes."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.29%	1.70%

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum contract holder transaction expenses, the maximum separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.286%), and the fund fees and expenses.

<u>*Example 1*</u>*:* The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$929	$1,797	$2,574	$4,250	$425	$1,285	$2,159	$4,250

<u>*Example 2*</u>*:* The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
$853	$1,576	$2,214	$3,544	$345	$1,052	$1,782	$3,544

* This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable

Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Regulatory Developments - the Company and the Industry. As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in the subaccounts will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fund Descriptions. We provide brief descriptions of the funds in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendix I and II and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount, the Fixed Plus Account II and each classification of the Guaranteed Accumulation Account selected counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

Additional Risks of Investing in the Funds

Insurance-Dedicated Funds. (Mixed and Shared Funding) Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

- Mixed--bought for annuities and life insurance
- Shared--bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

AIM Global Health Care Fund (Investor Class) AIM Mid Cap Core Equity Fund (Class A) Alger Green Fund (Class A) AllianceBernstein Growth & Income Fund, Inc. (Class A) Allianz NFJ Dividend Value Fund (Class A) Allianz NFJ Small-Cap Value Fund (Class A)* Amana Growth Fund Amana Income Fund American Balanced Fund® (Class R-3) American Century Inflation-Adjusted Bond Fund (Investor Class) Ariel Appreciation Fund Ariel Fund Artisan International Fund (Investor Shares) BlackRock Mid Cap Value Opportunities Fund (Class A) Capital World Growth and Income Fund℠ (Class R) Columbia Mid Cap Value Fund (Class A) CRM Mid Cap Value Fund (Investor Shares)	Eaton Vance Large-Cap Value Fund (Class R) EuroPacific Growth Fund® (Class R-3) Evergreen Special Values Fund (Class A) Franklin Small-Mid Cap Growth Fund (Class A) Fundamental Investors℠ (Class R-3) ING Global Real Estate Fund (Class A) ING GNMA Income Fund (Class A) ING Growth and Income Fund (Class A) ING Growth Opportunities Fund (Class A) ING Intermediate Bond Fund (Class A) ING International Growth Opportunities Fund (Class Q) ING International SmallCap Multi-Manager Fund (Class A) ING Real Estate Fund (Class A) Lazard U.S. Mid Cap Equity Portfolio (Open Shares) Lord Abbett Mid-Cap Value Fund (Class A)** Lord Abbett Small-Cap Value Fund (Class A)** Massachusetts Investors Growth Stock Fund (Class A)	Mutual Global Discovery Fund (Class R) Neuberger Berman Socially Responsive Fund® (Trust Class) New Perspective Fund® (Class R-3) Oppenheimer Capital Appreciation Fund (Class A) Oppenheimer Developing Markets Fund (Class A) **** Pax World Balanced Fund Pioneer High Yield Fund (Class A) RiverSource Diversified Equity Income Fund (Class R3) T. Rowe Price Mid-Cap Value Fund (Class R)*** Templeton Foreign Fund (Class A) The Growth Fund of America® (Class R-3) The Income Fund of America® (Class R-3) Van Kampen Small Cap Value Fund (Class A) Washington Mutual Investors Fund℠ (Class R-3)

* Only available to plans that were offering this fund prior to May 6, 2005.
** Only available to plans that were offering this fund prior to September 1, 2005.
*** Only available to plans that were offering this fund prior to February 25, 2005.
**** Only available to plans that were offering this fund prior to March 6, 2006.

See "Taxation – Section 403(b) and Roth 403(b) Tax-Deferred Annuities" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds**,** it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund

may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "The Income Phase" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in Appendix I and the contract. Transfers may be requested in writing, by telephone or, where available, electronically, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "Contract Overview - Questions: Contacting the Company," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

• Meets or exceeds our current definition of Excessive Trading, as defined below; or
• Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

The Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5,000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Dollar cost averaging is not available if you elect to participate in the account rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, One Orange Way, Windsor, CT 06095-4774, phone: 1-800-262-3862, fax: 1-800-643-8143.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable and fixed annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 457(b), and 403(b), including Roth 401(k) and Roth 403(b). The contracts may not be available in all states. Contributions to Roth 403(b) or Roth 401(k) accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(b), Roth 401(k), Roth 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
▷ Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump sum payments or installment payments meet certain minimums.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit (TAB) option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 0.50%, and a reduction in the Fixed Plus Account II interest credited rate not to exceed 0.50%, which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed 7 contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. See "Fee Table" and "Fees."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

(1) **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
(2) **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
(3) **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
(4) **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

▷ **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

▷ **Under 403(b), Roth 403(b), 401(a), 401(k) or Roth 401(k) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

If you participate in a group contract through a voluntary 403(b) or Roth 403(b) plan, you currently hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "Taxation - Section 403(b) and Roth 403(b) Tax-Deferred Annuities."

For additional information about the respective rights of the contract holder and participants under 403(b), Roth 403(b), 401(a), 401(k), and Roth 401(k) plans, see Appendix III.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

Types of Fees

You may incur the following types of fees or charges under the contract:

I. Maximum Transaction Fees
- Early Withdrawal Charge
- Annual Maintenance Fee
- Redemption Fees

II. Fees Deducted from the Subaccounts
- Daily Asset Charge
- Subaccount Administrative Adjustment Charge
- Transferred Asset Benefit Charge

III. Fund Fees and Expenses

IV. Premium and Other Taxes

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. Maximum Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to 7 years. The charge will never be more than the maximum permitted by the rules of the Financial Industry Regulatory Authority.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:

- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Maximum Early Withdrawal Charge Schedule

<u>Withdrawals from Variable Investment Options</u>

<u>Contract Years Completed</u>	<u>Maximum Early Withdrawal Charge</u>
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 403(b), 401(a), Roth 403(b), 401(k), Roth 401(k), or 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as participant initiated transfers pursuant to Revenue Ruling 90-24; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a pro rata basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The amount and type of compensation paid to those selling the contract;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions; and
▷ The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transaction you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

II. Fees Deducted from the Subaccounts

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually of your account value invested in the subaccounts. The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase.

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:

▷ The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
▷ The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.
▷ The administrative charge component is designed to help defray our administrative expenses that can not be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷ The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷ The frequency, consistency and method of submitting payments and loan repayments;
▷ The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷ The amount and type of compensation paid to those selling the contract;
▷ Whether a guaranteed death benefit has been selected by the contract holder;
▷ The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷ The projected frequency of distributions; and
▷ The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%.

When/How. This fee is only deducted daily from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted below:

Fund or Fund Family	*Charge*	*Fund or Fund Family*	*Charge*
AIM Global Health Care Fund (Investor Class)	0.15%	ING Oppenheimer Global Portfolio (S Class)	0.20%
AIM Mid Cap Core Equity Fund (Class A)	0.15%	ING Opportunistic LargeCap Value Portfolio (Class I)	0.15%
Alger Green Fund (Class A)	0.10%	ING Pioneer Equity Income Portfolio (Class I)	0.35%
AllianceBernstein Growth & Income Fund, Inc. (Class A)	0.20%	ING Pioneer Fund Portfolio (Class I)	0.35%
Allianz NFJ Fund Family (Class A)	0.20%	ING Pioneer Mid Cap Value Portfolio (Class I)	0.35%
Amana Fund Family	0.25%	ING Russell™ Large Cap Index Portfolio (Class I)	0.25%
American Century Inflation-Adjusted Bond Fund (Investor Class)	0.35%	ING Russell™ Mid Cap Index Portfolio (Class I)	0.25%
Ariel Fund Family	0.35%	ING Russell™ Small Cap Index Portfolio (Class I)	0.25%
Artisan International Fund (Investor Shares)	0.25%	ING SmallCap Opportunities Portfolio (Class I)	0.20%
BlackRock Mid Cap Value Opportunities Fund (Class A)	0.10%	ING Strategic Allocation Fund Family (Class I)	0.15%
Columbia Mid Cap Value Fund (Class A)	0.20%	ING Templeton Global Growth Portfolio (Class I)	0.20%
CRM Mid Cap Value Fund (Investor Shares)	0.20%	ING U.S. Bond Index® Portfolio (Class I)	0.25%
Evergreen Special Values Fund (Class A)	0.25%	Lazard U.S. Mid Cap Equity Portfolio (Open Shares)	0.20%
Fidelity® VIP Fund Family (Initial Class)	0.40%	Lord Abbett Fund Family (Class A)	0.20%
Franklin® Fund Family (Class A and Class 2)	0.20%	Massachusetts Investors Growth Stock Fund (Class A)	0.25%
ING Balanced Portfolio, Inc. (Class I)	0.25%	Neuberger Berman Socially Responsive Fund® (Trust Class)	0.35%
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	0.15%	OpCap Mid Cap Portfolio	0.25%
ING FMR℠ Diversified Mid Cap Portfolio (Class S)	0.05%	Oppenheimer Fund Family (Class A)	0.20%
ING Index Plus LargeCap Portfolio (Class I)	0.40%	Pax World Balanced Fund	0.20%
ING Index Plus MidCap Portfolio (Class I)	0.40%	PIMCO VIT Real Return Portfolio (Administrative Class)	0.25%
ING Index Plus Small Cap Portfolio (Class I)	0.40%	Pioneer Fund Family (Class A)	0.20%
ING Intermediate Bond Portfolio (Class I)	0.35%	Pioneer VCT Fund Family (Class I)	0.35%
ING International Index Portfolio (Class I)	0.25%	Templeton Fund Family (Class A)	0.20%
ING Investors Trust Fund Family (Class S)	0.10%	Wanger Fund Family	0.20%
ING Lord Abbett Affiliated Portfolio (Class I)	0.20%	Van Kampen Small Cap Value Fund (Class A)	0.20%
ING Money Market Portfolio (Class I)	0.50%	Vanguard® Variable Insurance Fund Family	0.60%
ING Oppenheimer Global Portfolio (I Class)	0.25%		

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 0.50%

When/How. This fee is only charged when a contract holder elects the transferred asset benefit (TAB) option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed 7 contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed 7 contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

III. Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fee Table - Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in by the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets;

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2008, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1)	Fidelity Investments	15)	Premier VIT (OpCap Advisors, LLC)
2)	American Funds	16)	Ariel Mutual Funds
3)	Franklin Templeton Investments	17)	MFS Investment Management
4)	Oppenheimer Funds	18)	AllianceBernstein Investments
5)	Columbia Wanger Asset Management	19)	Lazard Funds, Inc.
6)	Lord Abbett Funds	20)	RiverSource Investments
7)	Evergreen Investments	21)	Artisan Funds
8)	Allianz Funds/PIMCO Funds	22)	Amana Funds
9)	Pax World Funds	23)	Alger Funds
10)	AIM Investments	24)	BlackRock, Inc.
11)	Pioneer Investments	25)	Vanguard Funds
12)	American Century Investments	26)	CRM Funds
13)	Neuberger Berman, LLC	27)	Eaton Vance Funds
14)	T. Rowe Price Funds	28)	Van Kampen Investments

Some of the fund families listed above may not have paid any such amounts during 2008. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be first on the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Index Solution portfolios, ING Solution portfolios and ING Strategic Allocation portfolios) or "Master-Feeder" funds (including the Eaton Vance Large-Cap Value Fund). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. Some of these funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

IV. Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date; less
▷ Any deductions from the fixed interest options (e.g. withdrawals); plus
▷ The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge (if any), and the transferred asset benefit charge (if applicable). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

▷ The net assets of the fund held by the subaccount as of the current valuation; minus
▷ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
▷ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
▷ Divided by the total value of the subaccount's units at the preceding valuation;
▷ Minus a daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges (if any), and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

$5,000 contribution

Step 1 ‖

ING Life Insurance and Annuity Company

Step 2 ‖

Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.

‖ **Step 3** ‖

Fund A	Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. See "Taxation." To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions (see "Withdrawals - Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

- ▹ Select the withdrawal amount.
  - Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II.
  - Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the Guaranteed Accumulation Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account II may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account II, see Appendix I.

- ▹ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
- ▹ Properly complete a disbursement form and submit it to the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

1. As of the next valuation date after we receive a request for withdrawal in good order at the address listed in "Contract Overview - Questions: Contacting the Company"; or

2. On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinvestment Privilege. The contract allows for a one-time use of a reinvestment privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of the proceeds. We must receive reinvested amounts within 60 days of the withdrawal. We will credit the account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will reinvest in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinvestment of amounts withdrawn from the Guaranteed Accumulation Account. See Appendix II. Seek competent advice regarding the tax consequences associated with reinvestment.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:

▷ Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following: (1) Salary reduction contributions made after December 31, 1988 and; (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.

▷ Effective January 1, 2009, the new 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "Taxation - Taxation of Qualified Contracts – Distributions – 403(b) Plans."

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. Currently loans are only available from 403(b) plans utilizing this prospectus. Loans are not available from Roth 403(b) contracts or accounts. For Tax Code section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview - Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

▷ **SWO--Systematic Withdrawal Option.** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO--Estate Conservation Option.** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in "Contract Overview - Questions: Contacting the Company."

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address listed in "Contract Overview - Questions: Contacting the Company." Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).
▷ Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview - Questions: Contacting the Company" we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "Income Phase - Payment Options"); and
▷ Payment under an available systematic distribution option (subject to limitations).

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix II and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at the address listed in "Contract Overview - Questions: Contacting the Company," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the Guaranteed Accumulation Account.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷ Start date;
▷ Income phase payment option (see the income phase payment options table in this section);
▷ Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷ Choice of fixed or variable income phase payments;
▷ Selection of an assumed net investment rate (only if variable income phase payments are elected); and
▷ Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview - Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the following page), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview - Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited under this account may be less than under other settlement options, and the Company seeks to make a profit on these accounts.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** (a) When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income-- Two Lives-- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-- Two Lives-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-- Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees - Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview - Questions: Contacting the Company."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

Bancnorth Investment Group, Inc.	ING Financial Partners, Inc.
Directed Services LLC	ING Funds Distributor, LLC
Financial Network Investment Corporation	ING Investment Advisers LLC
Guaranty Brokerage Services, Inc.	ING Investment Management Services LLC
ING America Equities, Inc.	Multi-Financial Securities Corporation
ING DIRECT Funds Limited	PrimeVest Financial Services, Inc.
ING Financial Advisers, LLC	ShareBuilder Securities Corporation
ING Financial Markets LLC	Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these sales representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account or first contract year range from 0% to 3%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the "Offering and Purchase of Contracts" section of the SAI.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

We may also enter into special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
• Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
• Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
• Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	SagePoint Financial, Inc.	14)	Mutual Service Corporation
2)	Symetra Investment Services, Inc.	15)	Waterstone Financial Group, Inc.
3)	Huckin Financial Group, Inc.	16)	Northwestern Mutual Investment Services, LLC
4)	LPL Financial Corporation	17)	Lincoln Investment Planning, Inc.
5)	Walnut Street Securities, Inc.®	18)	Cadaret, Grant & Co., Inc.
6)	ING Financial Partners, Inc.	19)	Securities America, Inc.
7)	NFP Securities, Inc.	20)	Edward D. Jones & Co., L.P.
8)	Valor Insurance Agency, Inc.	21)	American Portfolios Financial Services, Inc.
9)	Lincoln Financial Securities Corporation	22)	Ameritas Investment Corp.
10)	Financial Network Investment Corporation	23)	First Heartland® Capital, Inc.
11)	NRP Financial, Inc.	24)	Lincoln Financial Advisors Corporation
12)	National Planning Corporation	25)	Morgan Keegan and Company, Inc.
13)	Multi-Financial Securities Corporation		

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements

▷ The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.
▷ The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.
▷ At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

Maine Association of Nonprofits (the "Association"). Under a signed agreement, the Association endorses the Company's variable annuity for sale to Association members. The Company has agreed to compensate the Association on an annual basis, the greater of (a) $5,000, or (b) $1.50 per individual who enrolls in an Association members' retirement plan that is funded by the Company's variable annuity, but the actual payment may be less. This compensation is in exchange for the Association's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for the Association's members.

TAXATION

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. Federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

Qualified Contracts
The contracts are available for purchase on a tax-qualified basis (qualified contracts).

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 401(a), 401(k), Roth 401(k), 457(b), 403(b), or Roth 403(b).

II. *Taxation of Qualified Contracts*

General
The contracts are designed for use with Tax Code section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) plans. (We refer to all of these as "qualified plans.") The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 403(b) and Roth 403(b) Tax-Deferred Annuities. The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

The contracts may also be available as a Roth 403(b), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 403(b) contributions. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b), which provides for tax-free distributions, subject to certain restrictions.

In July 2007, the Treasury Department issued final regulations that were generally effective January 1, 2009. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegate and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "Investment Options" section of this prospectus under the heading "Additional Risks of Investing in the Funds - Public Funds." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contracts satisfy the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

Section 401(a), 401(k), and Roth 401(k) Plans. Sections 401(a), and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Section 457(b) Plans. Section 457(b) of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. Total annual contributions (including pre-tax and Roth 401(K) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $49,000 (as indexed for 2009). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $16,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) Plans. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $16,500 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $16,500 limit is subject to an annual adjustment for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), or a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,500; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

Distributions - General
Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) You have separated from service with the sponsor at or after age 55;
e) The distribution amount is rolled over into another eligible retirement plan or to an IRA or Roth IRA in accordance with the terms of the Tax Code;
f) You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g) The distribution is made due to an IRS levy upon your plan;
h) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
j) The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other exceptions or penalty taxes in other circumstances.

401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or termination of the plan, in some instances. Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship, or under other exceptions as provided for by the Tax Code or regulations. (See "Withdrawals - Withdrawal Restrictions.") Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, the new 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

Roth 401(k) and Roth 403(b) Plans. You may take partial or full withdrawals of purchase payments made by salary reduction and earnings credited on those purchase payments from a Roth 401(k) or Roth 403(b) account only if you have:

  a) Attained age 59½;
  b) Experienced a severance from employment;
  c) Become disabled as defined in the Tax Code;
  d) Died;
  e) Experienced financial hardship as defined by the Tax Code; or
  f) Met other circumstances as allowed by federal law, regulations or rulings.

The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the financial hardship or the amount attributable to salary reduction contributions (excluding earnings on such contributions).

A partial or full withdrawal of purchase payments made by salary reduction to a Roth 401(k) or Roth 403(b) account and earnings credited on those purchase payments will be excludable from income if it is a qualified distribution. A qualified distribution from a Roth 401(k) or Roth 403(b) account is one that meets the following requirements.

  1. The withdrawal occurs after the 5-year taxable period measured from the earlier of:

  a) the first taxable year you made a designated Roth 401(k) or Roth 403(b) contribution to any designated Roth 401(k) or Roth 403(b) account established for you under the same applicable retirement plan as defined in Tax Code section 402A; or

  b) if a rollover contribution was made from a designated Roth 401(k) or Roth 403(b) account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth 401(k) or Roth 403(b) contribution to such previously established account; and

  2. The withdrawal occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

457(b) Plan. All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your contract(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷ Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
▷ Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Required Minimum Distribution Relief for 2009. The Worker, Retiree and Employer Recovery Act of 2008 ("WRERA 2008") suspends the minimum distribution requirement for most employer sponsored defined contribution plans for the 2009 tax year. The relief extends to 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b) and government employer 457(b) plans, but not to 457(b) plans sponsored by non-governmental employers.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions Upon Death (Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2009, your entire balance must be distributed to the designated beneficiary by December 31, 2014. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷   Over the life of the designated beneficiary; or
▷   Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷   December 31 of the calendar year following the calendar year of your death; or
▷   December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Required Minimum Distribution Relief for 2009. Under WRERA 2008, the five year rule discussed above is determined without regard to 2009.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth **401(k), 403(b), Roth 403(b), and 457(b) Plans of Governmental Employers.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of **Non-Governmental Employers.** All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers.

Assignment and Other Transfers

Section 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), and 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷   A plan participant as a means to provide benefit payments;
▷   An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷   The Company as collateral for a loan.

III. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

IV. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ Standardized average annual total returns; and
▷ Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

▷ During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
▷ During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least twelve months after the contract effective date or until at least twelve months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a)   On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
(b)   When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
(c)   During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "Contract Overview - Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account C

Offering and Purchase of Contracts

Income Phase Payments

Sales Material and Advertising

Independent Registered Public Accounting Firm

Financial Statements of the Separate Account - Variable Annuity Account C

Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 0.50%, for a period not to exceed 7 years. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview - Questions: Contacting the Company." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:

▷ One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
▷ One-fourth of the remaining Fixed Plus Account II value 12 months later;
▷ One-third of the remaining Fixed Plus Account II value 12 months later;
▷ One-half of the remaining Fixed Plus Account II value 12 months later; and
▷ The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

(a) Due to your death during the accumulation phase if the amount is paid within six months of your death; or
(b) Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis; or
(c) When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months.
(d) Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:

   ▷ If applicable, the hardship is certified by the employer;
   ▷ The amount is paid directly to you; and
   ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.

(e) Due to your separation from service with the employer, provided that all the following apply:

   ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
   ▷ Separation from service is documented in a form acceptable to us;
   ▷ The amount withdrawn is paid directly to you; and
   ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "Contract Overview - Questions: Contacting the

Company." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase. This appendix is only a summary of certain facts about the Guaranteed Accumulation Account. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "Contract Overview - Questions: Contacting the Company."

In General. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:

▷ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
▷ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:

a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

This rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposition to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract - once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;
▷ Tax Penalties and/or Tax withholding-See "Taxation";
▷ Early Withdrawal Charge-See "Fees"; and/or
▷ Maintenance Fee-See "Fees".

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ short-term-three years or less; and
▷ long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

▷ transfer dollars to a new guaranteed term;
▷ transfer dollars to other available investment options; or
▷ withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a)/(k) of the Code (Except Voluntary Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)*

The employer has adopted a plan under Internal Revenue Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

* If you participate in a group contract through a voluntary 403(b) or Roth 403(b) plan or other individual contract, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "Taxation - Section 403(b) Tax-Deferred Annuities."

APPENDIX IV
FUND DESCRIPTIONS

*Certain funds offered under the contracts have limited availability as follows:

▷   Allianz NFJ Small-Cap Value Fund is only available to plans offering the fund prior to May 6, 2005.

▷   Evergreen Special Values Fund was closed to new plans effective September 1, 2005.

▷   Class I of the ING Lord Abbett Affiliated Portfolio is available only to those contracts that were offering the Lord Abbett Affiliated Fund (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.

▷   Class I of the ING Pioneer Equity Income Portfolio is available only to those contracts that were offering the Pioneer Equity Income VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.

▷   Class I of the ING Pioneer Fund Portfolio is available only to those contracts that were offering the Pioneer Fund VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.

▷   Class I of the ING Pioneer Mid Cap Value Portfolio is available only to those contracts that were offering the Pioneer Mid Cap Value VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.

▷   I Class shares of ING T. Rowe Price Diversified Mid Cap Growth Portfolio are available only to plans that were offering I Class prior to November 3, 2005. S Class shares remain available for investment under the contract.

▷   Class I of the ING Templeton Global Growth Portfolio is available only to those contracts that were offering the Templeton Growth Fund, Inc. (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.

▷   Lord Abbett Mid-Cap Value Fund is only available to plans offering the fund prior to September 1, 2005.

▷   Lord Abbett Small-Cap Value Fund is only available to plans offering the fund prior to September 1, 2005.

▷   Oppenheimer Developing Markets Fund is only available to plans offering the fund prior to March 6, 2006.

▷   T. Rowe Price Mid-Cap Value Fund is only available to plans offering the fund prior to February 25, 2005.

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Balanced Portfolio, Inc.	ING VP Balanced Portfolio, Inc.
ING BlackRock Science and Technology Opportunities Portfolio	ING BlackRock Global Science and Technology Portfolio
ING Clarion Real Estate Portfolio	ING Van Kampen Real Estate Portfolio
ING Columbia Small Cap Value Portfolio	ING Columbia Small Cap Value II Portfolio
ING Growth and Income Portfolio II	ING Legg Mason Value Portfolio
ING Growth Opportunities Fund	ING LargeCap Growth Fund
ING Index Plus International Equity Portfolio	ING VP Index Plus International Equity Portfolio
ING Index Plus LargeCap Portfolio	ING VP Index Plus LargeCap Portfolio
ING Index Plus MidCap Portfolio	ING VP Index Plus MidCap Portfolio
ING Index Plus SmallCap Portfolio	ING VP Index Plus SmallCap Portfolio
ING Intermediate Bond Portfolio	ING VP Intermediate Bond Portfolio
ING International Value Portfolio	ING VP International Value Portfolio
ING Money Market Portfolio	ING VP Money Market Portfolio
ING Opportunistic LargeCap Portfolio	ING Opportunistic Large Cap Value Portfolio
ING Small Company Portfolio	ING VP Small Company Portfolio
ING Strategic Allocation Conservative Portfolio	ING VP Strategic Allocation Conservative Portfolio
ING Strategic Allocation Growth Portfolio	ING VP Strategic Allocation Growth Portfolio
ING Strategic Allocation Moderate Portfolio	ING VP Strategic Allocation Moderate Portfolio
ING U.S. Bond Index® Portfolio	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio
Mutual Global Discovery Fund	Mutual Discovery Fund

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
AIM Investment Funds - AIM Global Health Care Fund	Invesco Aim Advisors, Inc. **Subadviser:** Advisory entities affiliated with Invesco Aim Advisors, Inc.	Seeks long-term growth of capital.
Aim Growth Series - AIM Mid Cap Core Equity Fund	Invesco Aim Advisors, Inc. **Subadviser:** Advisory entities affiliated with Invesco Aim Advisors, Inc.	Seeks long-term growth of capital.
The Alger Funds - Alger Green Fund	Fred Alger Management, Inc. **Subadviser:** Martin Currie, Inc.	Seeks long-term capital appreciation.
AllianceBernstein Growth and Income Fund, Inc.	AllianceBernstein, L.P.	Seeks long-term growth of capital.
Allianz NFJ Dividend Value Fund	Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
Allianz NFJ Small-Cap Value Fund	Allianz Global Investors Fund Management LLC Subadviser: NFJ Investment Group LLC. ("NFJ")	Seeks long-term growth of capital and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Amana Mutual Funds Trust - Amana Growth Fund	Saturna Capital Corporation	Seeks long-term capital growth.
Amana Mutual Funds Trust - Amana Income Fund	Saturna Capital Corporation	Seeks current income and preservation of capital.
American Balanced Fund®	Capital Research and Management Company	Seeks to provide conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.
American Century Investments - American Century Inflation-Adjusted Bond Fund	American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
Ariel Investment Trust – Ariel Appreciation Fund	Ariel Capital Management, LLC	Seeks long-term capital appreciation.
Ariel Investment Trust – Ariel Fund	Ariel Capital Management, LLC	Seeks long-term capital appreciation.
Artisan International Fund	Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Mid Cap Value Opportunities	BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income.
Capital World Growth and Income Fund^{SM}	Capital Research and Management Company	Seeks to provide long-term growth of capital while providing current income.
Columbia Funds Series Trust – Columbia Mid Cap Value Fund	Columbia Management Advisors, LLC	Seeks long-term capital appreciation.
CRM Mutual Fund Trust - CRM Mid Cap Value Fund	Cramer Rosenthal McGlynn, LLC	Seeks to achieve long-term capital appreciation.
Eaton Vance Special Investment Trust - Eaton Vance Large-Cap Value Fund (Class R Shares)* ** This fund invests all of its investable assets in interests in Large-Cap Value Portfolio, which has the same investment objective and policies as the fund.*	Boston Management and Research (BMR), a subsidiary of Eaton Vance Management** **Investment adviser to the Large-Cap Value Portfolio	Seeks total return.
EuroPacific Growth Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the United States.
Evergreen Equity Trust - Evergreen Special Values Fund	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital.

®

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.
Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).
Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited	Seeks to achieve capital appreciation.
Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund	Franklin Advisory Services, LLC	Seeks long-term total return.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
Franklin Strategic Series – Franklin Small-Mid Cap Growth Fund	Franklin Advisers, Inc.	Seeks long-term capital growth.
Fundamental Investors, Inc. – Fundamental Investors[SM]	Capital Research and Management Company	Seeks to achieve long-term growth of capital and income.
ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective.
ING Balanced Portfolio, Inc.	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING Partners, Inc. – ING Baron Asset Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Partners, Inc. – ING Baron Small Cap Growth Portfolio	Directed Services LLC **Subadviser:** BAMCO, Inc. (BAMCO)	Seeks capital appreciation.
ING Investors Trust – ING BlackRock Large Cap Growth Portfolio	Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING BlackRock Science and Technology Opportunities Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Investors Trust - ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser:** Van Kampen	A *non-diversified* Portfolio that seeks total return.
ING Partners, Inc. – ING Columbia Small Cap Value Portfolio	Directed Services LLC **Subadviser:** Columbia Management Advisors, LLC (CMA)	Seeks long-term growth of capital.
ING Partners, Inc. – ING Davis New York Venture Portfolio	Directed Services LLC Subadviser: Davis Selected Advisers, L.P. (Davis)	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust - ING Evergreen Health Sciences Portfolio	Directed Services LLC **Subadviser:** Evergreen Investment Management Company, LLC	A *non-diversified* Portfolio that seeks long-term capital growth.
ING Investors Trust - ING FMR^{SM} Diversified Mid Cap Portfolio∗ ∗**FMR is a service mark of Fidelity Management & Research Company**	Directed Services LLC **Subadviser:** Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING Mutual Funds – ING Global Real Estate Fund	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	A non-diversified Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Investors Trust - ING Global Resources Portfolio	Directed Services LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Funds Trust – ING GNMA Income Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks a high level of current income, consistent with liquidity and safety of principal, through investment primarily in Government National Mortgage Association (GNMA) mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. Government.
ING Series Fund, Inc. – ING Growth and Income Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term growth of capital and income.
ING Investors Trust - ING Growth and Income Portfolio II	Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks.
ING Equity Trust – ING Growth Opportunities Fund	ING Investments, LLC **Subadviser:** Wellington Management Company, LLP	Seeks long-term capital appreciation.
ING Investors Trust – ING Index Plus International Equity Portfolio	ING Investments, LLC Subadviser: ING Investment Management Advisors, B.V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus LargeCap Portfolio	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING Index Plus MidCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk.
ING Variable Portfolios, Inc. – ING Index Plus SmallCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk.
ING Partners, Inc. – ING Index Solution Income Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2015 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2025 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2035 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Index Solution 2045 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Funds Trust – ING Intermediate Bond Fund	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income, consistent with the preservation of capital and liquidity.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Intermediate Bond Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING Mutual Funds – ING International Growth Opportunities Fund	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term growth of capital through investment in equity securities and equity equivalents of companies outside of the U.S.
ING Variable Portfolios, Inc. – ING International Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment (before fees and expenses) results that correspond to the total return of a widely accepted International Index.
ING Mutual Funds – ING International SmallCap Multi-Manager Fund	ING Investments, LLC **Subadviser:** Acadian Asset Management LLC, Batterymarch Financial Management, Inc. and Schroder Investment Management North America Inc.	Seeks maximum long-term capital appreciation.
ING Variable Products Trust – ING International Value Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Investors Trust - ING Janus Contrarian Portfolio	Directed Services LLC **Subadviser:** Janus Capital Management, LLC	A *non-diversified* Portfolio that seeks capital appreciation.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM)	Seeks growth from capital appreciation.
ING Investors Trust - ING JPMorgan Value Opportunities Portfolio	Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	Directed Services LLC **Subadviser:** ClearBridge Advisors, LLC (ClearBridge)	Seeks long-term growth of capital.
ING Investors Trust – ING Lord Abbett Affiliated Portfolio	Directed Services LLC **Subadviser**: Lord, Abbett & Co. LLC	Seeks long-term growth of capital and secondarily, current income.
ING Investors Trust - ING MFS Total Return Portfolio	Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING Investors Trust - ING Marsico Growth Portfolio	Directed Services LLC **Subadviser**: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Investors Trust - ING Marsico International Opportunities Portfolio	Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Money Market Portfolio	ING Investments, LLC **Subadviser**: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00. **There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**
ING Partners, Inc. – ING Neuberger Berman Partners Portfolio	Directed Services LLC **Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman)	Seeks capital growth.
ING Partners, Inc. – ING Oppenheimer Global Portfolio	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc. (Oppenheimer)	Seeks capital appreciation.
ING Investors Trust - ING Oppenheimer Main Street Portfolio®	Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio	Directed Services LLC Subadviser: OppenheimerFunds, Inc. (Oppenheimer)	Seeks a high level of current income principally derived from interest on debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING Opportunistic LargeCap Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks.
ING Investors Trust - ING PIMCO High Yield Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Partners, Inc. – ING PIMCO Total Return Portfolio	Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Investors Trust - ING Pioneer Equity Income Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income.
ING Investors Trust - ING Pioneer Fund Portfolio	Directed Services LLC **Subadviser**: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Partners, Inc. – ING Pioneer High Yield Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Investors Trust - ING Pioneer Mid Cap Value Portfolio	Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Equity Trust – ING Real Estate Fund	ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* fund that seeks total return consisting of long-term capital appreciation and current income.
ING Variable Portfolios, Inc. – ING Russell™ Large Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Variable Portfolios, Inc. – ING Russell™ Mid Cap Index Portfolio	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. – ING Russell^{TM} Small Cap Index Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Variable Portfolios, Inc. – ING Small Company Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Variable Products Trust – ING SmallCap Opportunities Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Solution Income Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2015 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2025 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2035 Portfolio	Directed Services LLC **Consultant:** ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Partners, Inc. – ING Solution 2045 Portfolio	Directed Services LLC Consultant: ING Investment Management Co.	Until the day prior to its Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Growth Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Moderate Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital appreciation.
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio	Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio	Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price)	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING Partners, Inc. – ING Templeton Foreign Equity Portfolio	Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC (Templeton)	Seeks long-term capital growth.
ING Investors Trust – ING Templeton Global Growth Portfolio	Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING Investors Trust - ING Van Kampen Capital Growth Portfolio	Directed Services LLC Subadviser: Van Kampen	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Van Kampen Comstock Portfolio	Directed Services LLC Subadviser: Van Kampen	Seeks capital growth and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Variable Portfolios, Inc. - ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Lehman Brothers Asset Management LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
ING Investors Trust – ING Wells Fargo Small Cap Disciplined Portfolio	Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote.
Lazard Funds, Inc. – Lazard U.S. Mid Cap Equity Portfolio	Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lord Abbett Mid-Cap Value Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Research Fund, Inc. - Lord Abbett Small-Cap Value Fund	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term capital appreciation.
Massachusetts Investors Growth Stock Fund	Massachusetts Financial Services Company	Seeks capital appreciation.
Franklin Mutual Series Fund Inc. – Mutual Global Discovery Fund	Franklin Mutual Advisers, LLC/Franklin Templeton Investment Management Limited	Seeks capital appreciation.
Neuberger Berman Socially Responsive Fund®	Investment Adviser: Neuberger Berman Management Inc. Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
New Perspective Fund®	Capital Research and Management Company	Seeks to provide long-term growth of capital through investments all over the world, including the United States.
Premier VIT - OpCap Mid Cap Portfolio	Allianz Global Investors Fund Management LLC Subadviser: Oppenheimer Capital, LLC	Seeks long-term capital appreciation.
Oppenheimer Capital Appreciation Fund	OppenheimerFunds, Inc.	Seeks capital appreciation.
Oppenheimer Developing Markets Fund	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation.
Pax World Balanced Fund	Pax World Management Corp.	Seeks income and conservation of principal and secondarily possible long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
PIMCO Variable Insurance Trust - Real Return Portfolio	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Variable Contracts Trust – Pioneer Emerging Markets VCT Portfolio	Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
Pioneer High Yield Fund	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.
RiverSource Investment Series, Inc. - RiverSource Diversified Equity Income Fund	RiverSource Investments, LLC	Seeks high level of current income and capital growth.
T. Rowe Price Mid-Cap Value Fund	T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-size companies that appear to be undervalued.
Templeton Funds, Inc. – Templeton Foreign Fund	Templeton Global Advisors Limited	Seeks long-term capital growth.
The Growth Fund of America®	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks.
The Income Fund of America®	Capital Research and Management Company	Seeks to provide current income and, secondarily, growth of capital through a flexible mix of equity and debt instruments.
Van Kampen Equity Trust – Van Kampen Small Cap Value Fund	Van Kampen Asset Management	Seeks capital appreciation.
Vanguard® Variable Insurance Fund – Diversified Value Portfolio	Barrow, Hanley, Mewhinney & Strauss, Inc.	Seeks to provide long-term capital appreciation and income.
Vanguard® Variable Insurance Fund – Equity Income Portfolio	Wellington Management Company, LLP and The Vanguard Group, Inc.	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Variable Insurance Fund – Small Company Growth Portfolio	Granahan Investment Management, Inc. and Vanguard's Quantitative Equity Group	Seeks to provide long-term capital appreciation.
Wanger Advisors Trust – Wanger International	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Wanger Advisors Trust – Wanger USA	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.
Washington Mutual Investors FundSM	Capital Research and Management Company	Seeks to provide current income and the opportunity for growth of principal consistent with sound common stock investing.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS	

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2008, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2008, the "Value at beginning of period" shown is the value at first date of investment.

TABLE 1

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007
AMERICAN BALANCED FUND®		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$12.95	$12.29
Value at end of period	$9.59	$12.95
Number of accumulation units outstanding at end of period	8,670	7,267
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$20.20	$17.04
Value at end of period	$11.98	$20.20
Number of accumulation units outstanding at end of period	73,097	66,492
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$17.40	$14.95
Value at end of period	$9.96	$17.40
Number of accumulation units outstanding at end of period	165,284	158,219
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.00	$14.05
Value at end of period	$8.00	$14.00
Number of accumulation units outstanding at end of period	13,256	12,574
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.05	$11.36
Value at end of period	$7.39	$14.05
Number of accumulation units outstanding at end of period	11,649	7,673
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$13.90	
Value at end of period	$10.13	
Number of accumulation units outstanding at end of period	699	
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$16.10	$15.65
Value at end of period	$9.46	$16.10
Number of accumulation units outstanding at end of period	8,254	6,564
ING DAVIS NEW YORK VENTURE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$11.92	
Value at end of period	$7.85	
Number of accumulation units outstanding at end of period	11,471	

Condensed Financial Information (continued)

	2008	2007
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$15.24	$13.26
Value at end of period	$9.27	$15.24
Number of accumulation units outstanding at end of period	42,889	44,375
ING GNMA INCOME FUND		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$11.57	$10.95
Value at end of period	$12.37	$11.57
Number of accumulation units outstanding at end of period	6,065	2,511
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$20.42	$18.67
Value at end of period	$9.84	$20.42
Number of accumulation units outstanding at end of period	53,893	43,193
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$15.96	$16.02
Value at end of period	$7.77	$15.96
Number of accumulation units outstanding at end of period	37,988	25,423
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$15.24	$15.32
Value at end of period	$10.21	$15.24
Number of accumulation units outstanding at end of period	7,551	7,062
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$12.46	$12.74
Value at end of period	$7.56	$12.46
Number of accumulation units outstanding at end of period	285	271
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$13.03	$12.77
Value at end of period	$10.11	$13.03
Number of accumulation units outstanding at end of period	104	112
ING OPPENHEIMER GLOBAL PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.73	$13.94
Value at end of period	$8.77	$14.73
Number of accumulation units outstanding at end of period	13,128	9,520
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$12.02	$10.96
Value at end of period	$11.99	$12.02
Number of accumulation units outstanding at end of period	126,746	99,605
ING PIONEER EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$9.31	$9.48
Value at end of period	$6.48	$9.31
Number of accumulation units outstanding at end of period	118,829	104,429

CFI 2

Condensed Financial Information (continued)

	2008	2007
ING PIONEER FUND PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$11.47	$11.66
Value at end of period	$7.48	$11.47
Number of accumulation units outstanding at end of period	118,252	146,254
ING PIONEER MID CAP VALUE PORTFOLIO – CLASS I		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$11.30	$11.45
Value at end of period	$7.55	$11.30
Number of accumulation units outstanding at end of period	13,062	10,856
ING PIONEER MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$10.39	
Value at end of period	$7.52	
Number of accumulation units outstanding at end of period	7,757	
ING REAL ESTATE FUND		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$16.33	$21.40
Value at end of period	$10.59	$16.33
Number of accumulation units outstanding at end of period	12,788	9,523
ING SOLUTION 2015 PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$12.38	$11.92
Value at end of period	$9.03	$12.38
Number of accumulation units outstanding at end of period	156,787	108,667
ING SOLUTION 2025 PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$12.85	$12.41
Value at end of period	$8.49	$12.85
Number of accumulation units outstanding at end of period	245,662	207,620
ING SOLUTION 2035 PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$13.32	$12.77
Value at end of period	$8.36	$13.32
Number of accumulation units outstanding at end of period	110,404	83,771
ING SOLUTION 2045 PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$13.75	$13.14
Value at end of period	$8.26	$13.75
Number of accumulation units outstanding at end of period	189,550	151,349
ING SOLUTION INCOME PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$11.65	$11.12
Value at end of period	$9.68	$11.65
Number of accumulation units outstanding at end of period	11,461	7,023
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$13.16	$12.69
Value at end of period	$9.53	$13.16
Number of accumulation units outstanding at end of period	144,861	108,710

CFI 3

Condensed Financial Information (continued)

	2008	2007
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$13.94	$12.83
Value at end of period	$7.91	$13.94
Number of accumulation units outstanding at end of period	2,299	1,435
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during January 2008)		
Value at beginning of period	$13.38	
Value at end of period	$9.21	
Number of accumulation units outstanding at end of period	4,384	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.14	$13.04
Value at end of period	$8.15	$14.14
Number of accumulation units outstanding at end of period	9,730	7,328
ING TEMPLETON FOREIGN EQUITY PORTFOLIO		
(Funds were first received in this option during April 2008)		
Value at beginning of period	$12.44	
Value at end of period	$7.71	
Number of accumulation units outstanding at end of period	2,445	
ING VAN KAMPEN REAL ESTATE PORTFOLIO		
(Funds were first received in this option during December 2007)		
Value at beginning of period	$10.20	$10.52
Value at end of period	$6.27	$10.20
Number of accumulation units outstanding at end of period	81,726	63,687
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$12.89	$12.36
Value at end of period	$9.24	$12.89
Number of accumulation units outstanding at end of period	1,834	1,399
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$13.57	$13.09
Value at end of period	$8.48	$13.57
Number of accumulation units outstanding at end of period	5,298	8,802
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.41	$14.28
Value at end of period	$8.96	$14.41
Number of accumulation units outstanding at end of period	9,742	7,947
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$13.44	$14.28
Value at end of period	$8.89	$13.44
Number of accumulation units outstanding at end of period	23,642	16,870
ING VP INTERMEDIATE BOND FUND		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$11.65	$11.06
Value at end of period	$10.48	$11.65
Number of accumulation units outstanding at end of period	26,543	18,518

CFI 4

Condensed Financial Information (continued)

	2008	2007
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$11.64	$11.06
Value at end of period	$10.62	$11.64
Number of accumulation units outstanding at end of period	37,722	34,663
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$12.58	$11.99
Value at end of period	$9.60	$12.58
Number of accumulation units outstanding at end of period	4,856	2,267
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$13.78	$13.30
Value at end of period	$8.80	$13.78
Number of accumulation units outstanding at end of period	6,758	13,813
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$13.21	$12.66
Value at end of period	$9.17	$13.21
Number of accumulation units outstanding at end of period	7,766	4,543
MUTUAL DISCOVERY FUND		
(Fund first available during June 2008)		
Value at beginning of period	$18.24	
Value at end of period	$13.33	
Number of accumulation units outstanding at end of period	0	
NEW PERSPECTIVE FUND®		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$17.15	$14.80
Value at end of period	$10.62	$17.15
Number of accumulation units outstanding at end of period	120,620	142,468
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$30.84	$23.18
Value at end of period	$16.00	$30.84
Number of accumulation units outstanding at end of period	18,485	16,069
PAX WORLD BALANCED FUND		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.17	$13.15
Value at end of period	$9.80	$14.17
Number of accumulation units outstanding at end of period	11,393	9,480
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$12.65	$11.94
Value at end of period	$7.95	$12.65
Number of accumulation units outstanding at end of period	103,291	77,568
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during January 2007)		
Value at beginning of period	$15.17	$13.73
Value at end of period	$9.22	$15.17
Number of accumulation units outstanding at end of period	42,845	46,711

CFI 5

Condensed Financial Information (continued)

	2008	**2007**
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$14.19	$13.93
Value at end of period	$10.05	$14.19
Number of accumulation units outstanding at end of period	3,975	2,980
WASHINGTON MUTUAL INVESTORS FUND^{SM}		
(Funds were first received in this option during February 2007)		
Value at beginning of period	$13.57	$13.26
Value at end of period	$9.05	$13.57
Number of accumulation units outstanding at end of period	21,121	19,584

TABLE 2
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2008
AMERICAN BALANCED FUND®	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.13
Value at end of period	$9.55
Number of accumulation units outstanding at end of period	13,348
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$15.29
Value at end of period	$9.91
Number of accumulation units outstanding at end of period	8,010
FRANKLIN SMALL-MID CAP GROWTH FUND	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.28
Value at end of period	$8.27
Number of accumulation units outstanding at end of period	691
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.23
Value at end of period	$7.52
Number of accumulation units outstanding at end of period	631
ING OPPENHEIMER GLOBAL PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$13.17
Value at end of period	$8.74
Number of accumulation units outstanding at end of period	3,423
ING REAL ESTATE FUND	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$16.58
Value at end of period	$10.54
Number of accumulation units outstanding at end of period	250

Condensed Financial Information (continued)

	2008
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.81
Value at end of period	$9.00
Number of accumulation units outstanding at end of period	3,895
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.91
Value at end of period	$8.46
Number of accumulation units outstanding at end of period	428
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.41
Value at end of period	$8.23
Number of accumulation units outstanding at end of period	363
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.93
Value at end of period	$8.44
Number of accumulation units outstanding at end of period	513
ING VP INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$16.81
Value at end of period	$10.64
Number of accumulation units outstanding at end of period	114

TABLE 3
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2008
AIM MID CAP CORE EQUITY FUND	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$13.75
Value at end of period	$10.46
Number of accumulation units outstanding at end of period	2,262
AMERICAN BALANCED FUND®	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.23
Value at end of period	$9.52
Number of accumulation units outstanding at end of period	2,412
EUROPACIFIC GROWTH FUND®	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$18.61
Value at end of period	$11.89
Number of accumulation units outstanding at end of period	20,170

CFI 7

Condensed Financial Information (continued)

	2008
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$15.42
Value at end of period	$9.89
Number of accumulation units outstanding at end of period	23,760
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$14.22
Value at end of period	$10.06
Number of accumulation units outstanding at end of period	14,093
FRANKLIN SMALL-MID CAP GROWTH FUND	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.54
Value at end of period	$8.25
Number of accumulation units outstanding at end of period	15,083
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during September 2008)	
Value at beginning of period	$13.74
Value at end of period	$9.39
Number of accumulation units outstanding at end of period	9,999
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.39
Value at end of period	$11.91
Number of accumulation units outstanding at end of period	28,368
ING PIONEER MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$10.51
Value at end of period	$7.52
Number of accumulation units outstanding at end of period	16,526
ING REAL ESTATE FUND	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$15.40
Value at end of period	$10.51
Number of accumulation units outstanding at end of period	6,040
ING SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during May 2008)	
Value at beginning of period	$12.31
Value at end of period	$8.98
Number of accumulation units outstanding at end of period	111
ING SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during April 2008)	
Value at beginning of period	$12.23
Value at end of period	$8.44
Number of accumulation units outstanding at end of period	11,630
ING SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during April 2008)	
Value at beginning of period	$12.54
Value at end of period	$8.32
Number of accumulation units outstanding at end of period	779

CFI 8

Condensed Financial Information (continued)

	2008
ING SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.57
Value at end of period	$8.21
Number of accumulation units outstanding at end of period	2,829
ING SOLUTION INCOME PORTFOLIO	
(Funds were first received in this option during November 2008)	
Value at beginning of period	$9.09
Value at end of period	$9.63
Number of accumulation units outstanding at end of period	8
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.01
Value at end of period	$8.42
Number of accumulation units outstanding at end of period	1,932
ING VP MONEY MARKET PORTFOLIO	
(Funds were first received in this option during September 2008)	
Value at beginning of period	$11.36
Value at end of period	$11.41
Number of accumulation units outstanding at end of period	2,317
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.16
Value at end of period	$9.53
Number of accumulation units outstanding at end of period	2,180
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.64
Value at end of period	$8.73
Number of accumulation units outstanding at end of period	56,779
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.33
Value at end of period	$9.10
Number of accumulation units outstanding at end of period	8,708
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.33
Value at end of period	$8.38
Number of accumulation units outstanding at end of period	11,434
ING VAN KAMPEN REAL ESTATE PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$9.97
Value at end of period	$6.24
Number of accumulation units outstanding at end of period	1,278
NEW PERSPECTIVE FUND®	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$15.92
Value at end of period	$10.55
Number of accumulation units outstanding at end of period	12,195

Condensed Financial Information (continued)

	2008
OPCAP MID CAP PORTFOLIO	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$9.36
Value at end of period	$5.72
Number of accumulation units outstanding at end of period	116
PIONEER HIGH YIELD FUND	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$12.12
Value at end of period	$7.89
Number of accumulation units outstanding at end of period	8,740
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during February 2008)	
Value at beginning of period	$14.07
Value at end of period	$9.15
Number of accumulation units outstanding at end of period	23,735

TABLE 4
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005
AMERICAN BALANCED FUND®				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$12.83	$12.11	$10.89	$10.93
Value at end of period	$9.48	$12.83	$12.11	$10.89
Number of accumulation units outstanding at end of period	41,108	40,855	4,099	26,742
ARIEL FUND				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$12.65	$13.14		
Value at end of period	$6.51	$12.65		
Number of accumulation units outstanding at end of period	99	297		
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$20.00	$16.91	$13.96	$13.34
Value at end of period	$11.83	$20.00	$16.91	$13.96
Number of accumulation units outstanding at end of period	29,508	26,232	22,704	5,679
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$17.23	$14.75	$13.29	$13.19
Value at end of period	$9.84	$17.23	$14.75	$13.29
Number of accumulation units outstanding at end of period	36,991	31,868	20,565	12,166
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$15.01	$15.44	$14.97	
Value at end of period	$10.01	$15.01	$15.44	
Number of accumulation units outstanding at end of period	133	40	2,399	

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$11.04	$10.70		
Value at end of period	$6.49	$11.04		
Number of accumulation units outstanding at end of period	4,944	4,359		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$15.94	$15.06	$13.10	$13.12
Value at end of period	$9.34	$15.94	$15.06	$13.10
Number of accumulation units outstanding at end of period	3,441	2,623	4,458	1,458
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$13.48	$11.37	$11.16	
Value at end of period	$8.08	$13.48	$11.37	
Number of accumulation units outstanding at end of period	430	430	428	
ING GNMA INCOME FUND				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$11.46	$10.87	$10.44	$10.37
Value at end of period	$12.21	$11.46	$10.87	$10.44
Number of accumulation units outstanding at end of period	13,074	12,078	0	10,000
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$18.40	$17.01	
Value at end of period		$20.22	$18.40	
Number of accumulation units outstanding at end of period		0	4,919	
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$13.79	$13.49	
Value at end of period		$14.63	$13.79	
Number of accumulation units outstanding at end of period		0	5,405	
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$11.90	$10.90	$10.75	
Value at end of period	$11.85	$11.90	$10.90	
Number of accumulation units outstanding at end of period	19,761	18,035	16,926	
ING PIONEER EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.27	$9.44		
Value at end of period	$6.44	$9.27		
Number of accumulation units outstanding at end of period	26,292	16,982		
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.20	$11.35		
Value at end of period	$7.47	$11.20		
Number of accumulation units outstanding at end of period	139	364		
ING REAL ESTATE FUND				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$16.17	$19.42	$14.31	$14.23
Value at end of period	$10.46	$16.17	$19.42	$14.31
Number of accumulation units outstanding at end of period	6,393	5,750	4,181	109

	2008	2007	2006	2005
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$12.30	$11.82	$10.72	$10.64
Value at end of period	$8.95	$12.30	$11.82	$10.72
Number of accumulation units outstanding at end of period	20,904	18,094	14,467	13,359
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$12.77	$12.28	$10.95	$10.87
Value at end of period	$8.41	$12.77	$12.28	$10.95
Number of accumulation units outstanding at end of period	8,555	6,243	16,627	1,736
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during December 2005)				
Value at beginning of period	$13.23	$12.63	$11.11	$11.22
Value at end of period	$8.29	$13.23	$12.63	$11.11
Number of accumulation units outstanding at end of period	5,176	3,010	27,241	2,660
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$13.66	$12.98	$11.33	$11.22
Value at end of period	$8.18	$13.66	$12.98	$11.33
Number of accumulation units outstanding at end of period	13,506	8,197	17,947	3,418
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$11.58	$11.06	$10.80	
Value at end of period	$9.59	$11.58	$11.06	
Number of accumulation units outstanding at end of period	36,735	32,623	36,059	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$12.57	$12.32	
Value at end of period		$13.07	$12.57	
Number of accumulation units outstanding at end of period		0	6,921	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$14.20	$13.82	$11.65	$11.72
Value at end of period	$9.10	$14.20	$13.82	$11.65
Number of accumulation units outstanding at end of period	26,819	30,255	26,511	3,135
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$13.43	$12.87	$11.31	$11.39
Value at end of period	$8.38	$13.43	$12.87	$11.31
Number of accumulation units outstanding at end of period	9,779	8,830	2,783	4,033
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during December 2005)				
Value at beginning of period	$14.27	$13.62	$12.53	$12.69
Value at end of period	$8.85	$14.27	$13.62	$12.53
Number of accumulation units outstanding at end of period	346	191	2,103	2
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during January 2006)				
Value at beginning of period	$13.31	$14.28	$13.17	
Value at end of period	$8.78	$13.31	$14.28	
Number of accumulation units outstanding at end of period	8,653	9,212	5,445	

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING VP INTERMEDIATE BOND FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$10.94	$10.89	
Value at end of period		$11.54	$10.94	
Number of accumulation units outstanding at end of period		0	9,836	
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$11.53	$10.95	$10.57	$10.53
Value at end of period	$10.49	$11.53	$10.95	$10.57
Number of accumulation units outstanding at end of period	26,873	29,868	0	19,144
ING VP MONEY MARKET PORTFOLIO				
(Funds were first received in this option during August 2007)				
Value at beginning of period	$11.14	$10.97		
Value at end of period	$11.35	$11.14		
Number of accumulation units outstanding at end of period	12	12		
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$16.99	$14.73	$12.36	$12.05
Value at end of period	$10.49	$16.99	$14.73	$12.36
Number of accumulation units outstanding at end of period	9,443	8,478	6,369	436
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$12.52	$11.77	$10.69	$10.63
Value at end of period	$7.86	$12.52	$11.77	$10.69
Number of accumulation units outstanding at end of period	26,273	24,162	22,032	2,566
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$15.02	$13.61	$12.34	$12.11
Value at end of period	$9.10	$15.02	$13.61	$12.34
Number of accumulation units outstanding at end of period	39,506	35,701	27,273	8,740
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$14.05	$13.63	$13.04	
Value at end of period	$9.93	$14.05	$13.63	
Number of accumulation units outstanding at end of period	4,764	2,054	2,000	
WASHINGTON MUTUAL INVESTORS FUND℠				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$13.44	$13.00	$11.09	$11.14
Value at end of period	$8.94	$13.44	$13.00	$11.09
Number of accumulation units outstanding at end of period	2,060	2,724	11,847	1,581

TABLE 5

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%

(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$13.45		
Value at end of period	$10.35		
Number of accumulation units outstanding at end of period	1,289		

CFI 13

Condensed Financial Information (continued)

	2008	2007	2006
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$15.94		
Value at end of period	$12.02		
Number of accumulation units outstanding at end of period	65		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.78	$12.07	$11.95
Value at end of period	$9.43	$12.78	$12.07
Number of accumulation units outstanding at end of period	10,047	8,076	7,355
ARIEL FUND			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.60	$12.91	$12.76
Value at end of period	$6.48	$12.60	$12.91
Number of accumulation units outstanding at end of period	1,375	1,220	1,157
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$19.93	$16.86	$15.82
Value at end of period	$11.77	$19.93	$16.86
Number of accumulation units outstanding at end of period	86,788	69,072	26,447
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.12	$15.45	$15.51
Value at end of period	$9.58	$14.12	$15.45
Number of accumulation units outstanding at end of period	3,368	3,187	2,886
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$17.16	$14.70	$14.20
Value at end of period	$9.79	$17.16	$14.70
Number of accumulation units outstanding at end of period	138,928	110,136	52,624
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$13.81	$13.70	$13.40
Value at end of period	$7.86	$13.81	$13.70
Number of accumulation units outstanding at end of period	13,547	12,669	11,565
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$13.86	$11.00	$11.13
Value at end of period	$7.27	$13.86	$11.00
Number of accumulation units outstanding at end of period	0	214	70
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$14.95	$16.57	
Value at end of period	$9.96	$14.95	
Number of accumulation units outstanding at end of period	32,115	26,710	
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$12.28		
Value at end of period	$8.17		
Number of accumulation units outstanding at end of period	74		

Condensed Financial Information (continued)

	2008	2007	2006
ING BARON ASSET PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$11.02	$10.69	
Value at end of period	$6.47	$11.02	
Number of accumulation units outstanding at end of period	32,074	29,303	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$15.88	$15.02	$14.19
Value at end of period	$9.30	$15.88	$15.02
Number of accumulation units outstanding at end of period	24,878	23,224	8,320
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$9.53		
Value at end of period	$6.83		
Number of accumulation units outstanding at end of period	2,536		
ING DAVIS NEW YORK VENTURE PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$12.74	$13.40	
Value at end of period	$7.72	$12.74	
Number of accumulation units outstanding at end of period	41,808	35,698	
ING GNMA INCOME FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$11.64		
Value at end of period	$12.16		
Number of accumulation units outstanding at end of period	1,215		
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$20.14	$18.35	$16.48
Value at end of period	$9.67	$20.14	$18.35
Number of accumulation units outstanding at end of period	13,876	10,909	7,128
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$15.04	$14.74	$14.78
Value at end of period	$10.03	$15.04	$14.74
Number of accumulation units outstanding at end of period	3,746	3,531	2,064
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.29	$11.36	
Value at end of period	$7.14	$11.29	
Number of accumulation units outstanding at end of period	873	854	
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$12.47		
Value at end of period	$8.08		
Number of accumulation units outstanding at end of period	3,989		
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$14.58	$13.77	$13.44
Value at end of period	$8.65	$14.58	$13.77
Number of accumulation units outstanding at end of period	10,068	6,487	6,104

Condensed Financial Information (continued)

	2008	2007	2006
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.85	$10.87	$11.00
Value at end of period	$11.79	$11.85	$10.87
Number of accumulation units outstanding at end of period	4,099	110	67
ING PIONEER EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$9.25	$9.43	
Value at end of period	$6.42	$9.25	
Number of accumulation units outstanding at end of period	83,274	71,517	
ING PIONEER FUND PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.40	$11.59	
Value at end of period	$7.41	$11.40	
Number of accumulation units outstanding at end of period	18,203	14,814	
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.27	$11.80	$11.42
Value at end of period	$8.92	$12.27	$11.80
Number of accumulation units outstanding at end of period	103,926	96,379	39,036
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.73	$12.25	$11.80
Value at end of period	$8.38	$12.73	$12.25
Number of accumulation units outstanding at end of period	110,597	103,547	38,698
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.19	$12.60	$12.08
Value at end of period	$8.26	$13.19	$12.60
Number of accumulation units outstanding at end of period	176,524	161,060	37,888
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.62	$12.96	$12.40
Value at end of period	$8.15	$13.62	$12.96
Number of accumulation units outstanding at end of period	163,989	137,665	25,564
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.54	$11.04	$10.78
Value at end of period	$9.56	$11.54	$11.04
Number of accumulation units outstanding at end of period	164,590	144,722	70,931
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.04	$12.55	$12.06
Value at end of period	$9.41	$13.04	$12.55
Number of accumulation units outstanding at end of period	31,840	21,966	24,305
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.10	$10.71	$10.77
Value at end of period	$6.86	$12.10	$10.71
Number of accumulation units outstanding at end of period	928	258	113

Condensed Financial Information (continued)

	2008	2007	2006
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$13.75	$12.21	$12.28
Value at end of period	$7.77	$13.75	$12.21
Number of accumulation units outstanding at end of period	1,352	1,352	1,329
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$12.52		
Value at end of period	$8.01		
Number of accumulation units outstanding at end of period	2,222		
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$12.40		
Value at end of period	$8.30		
Number of accumulation units outstanding at end of period	4,684		
ING VAN KAMPEN REAL ESTATE PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$10.14	$12.37	$11.68
Value at end of period	$6.21	$10.14	$12.37
Number of accumulation units outstanding at end of period	13,197	8,974	12,480
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$13.38	$14.05	
Value at end of period	$8.34	$13.38	
Number of accumulation units outstanding at end of period	6,131	4,605	
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$14.22	$13.58	$13.64
Value at end of period	$8.81	$14.22	$13.58
Number of accumulation units outstanding at end of period	20,029	18,609	15,677
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$13.26	$14.24	$14.28
Value at end of period	$8.74	$13.26	$14.24
Number of accumulation units outstanding at end of period	3,925	3,797	3,312
ING VP INTERMEDIATE BOND FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.49	$10.91	$10.98
Value at end of period	$10.31	$11.49	$10.91
Number of accumulation units outstanding at end of period	77,248	66,284	4,543
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.48	$10.91	$10.77
Value at end of period	$10.44	$11.48	$10.91
Number of accumulation units outstanding at end of period	39,310	29,740	24,524
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$16.78		
Value at end of period	$10.51		
Number of accumulation units outstanding at end of period	869		

Condensed Financial Information (continued)

	2008	2007	2006
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$13.94		
Value at end of period	$10.29		
Number of accumulation units outstanding at end of period	903		
LAZARD MID CAP PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$8.78	$9.88	
Value at end of period	$5.37	$8.78	
Number of accumulation units outstanding at end of period	17,115	13,931	
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$13.38		
Value at end of period	$8.71		
Number of accumulation units outstanding at end of period	3,964		
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during July 2008)			
Value at beginning of period	$17.01		
Value at end of period	$12.03		
Number of accumulation units outstanding at end of period	114		
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$18.00	$16.30	$15.38
Value at end of period	$13.10	$18.00	$16.30
Number of accumulation units outstanding at end of period	25,073	17,077	10,026
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.50	$11.51	
Value at end of period	$6.98	$11.50	
Number of accumulation units outstanding at end of period	2,587	3,044	
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$16.92	$14.69	$13.85
Value at end of period	$10.44	$16.92	$14.69
Number of accumulation units outstanding at end of period	8,715	5,815	2,497
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.06	$11.54	$11.67
Value at end of period	$7.03	$13.06	$11.54
Number of accumulation units outstanding at end of period	979	724	491
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$30.42	$22.85	$22.17
Value at end of period	$15.72	$30.42	$22.85
Number of accumulation units outstanding at end of period	3,041	2,884	3,076
PAX WORLD BALANCED FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.98	$12.85	$12.48
Value at end of period	$9.63	$13.98	$12.85
Number of accumulation units outstanding at end of period	27,329	16,071	11,482

CFI 18

Condensed Financial Information (continued)

	2008	2007	2006
PIMCO VIT REAL RETURN PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$11.82		
Value at end of period	$10.46		
Number of accumulation units outstanding at end of period	2,046		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.47	$11.73	$11.65
Value at end of period	$7.82	$12.47	$11.73
Number of accumulation units outstanding at end of period	25,655	23,076	13,579
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.82	$14.85	$14.71
Value at end of period	$9.62	$14.82	$14.85
Number of accumulation units outstanding at end of period	7,115	6,512	6,794
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$17.56	$15.06	$14.31
Value at end of period	$9.41	$17.56	$15.06
Number of accumulation units outstanding at end of period	4,950	6,009	6,411
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$14.96	$13.58	$13.11
Value at end of period	$9.06	$14.96	$13.58
Number of accumulation units outstanding at end of period	46,399	31,663	34,998
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.00	$13.59	$13.39
Value at end of period	$9.88	$14.00	$13.59
Number of accumulation units outstanding at end of period	2,080	2,173	2,145
VANGUARD® DIVERSIFIED VALUE PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$14.92	$14.49	$14.01
Value at end of period	$9.44	$14.92	$14.49
Number of accumulation units outstanding at end of period	7,227	6,859	6,630
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$13.22	$12.86	$13.02
Value at end of period	$7.93	$13.22	$12.86
Number of accumulation units outstanding at end of period	598	238	119
WANGER INTERNATIONAL SMALL CAP			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$10.53	$11.16	
Value at end of period	$5.70	$10.53	
Number of accumulation units outstanding at end of period	9,542	7,447	
WASHINGTON MUTUAL INVESTORS FUND[SM]			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$13.39	$12.97	$12.75
Value at end of period	$8.90	$13.39	$12.97
Number of accumulation units outstanding at end of period	5,313	4,844	4,396

CFI 19

Condensed Financial Information (continued)

TABLE 6
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006
AIM GLOBAL HEALTH CARE FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$35.57	$34.89	
Value at end of period	$25.33	$35.57	
Number of accumulation units outstanding at end of period	603	505	
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$13.61		
Value at end of period	$10.33		
Number of accumulation units outstanding at end of period	1,740		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$13.56		
Value at end of period	$7.98		
Number of accumulation units outstanding at end of period	0		
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during December 2008)			
Value at beginning of period	$11.33		
Value at end of period	$11.99		
Number of accumulation units outstanding at end of period	1,221		
AMERICAN BALANCED FUND®			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.75	$12.05	$12.03
Value at end of period	$9.41	$12.75	$12.05
Number of accumulation units outstanding at end of period	24,622	14,442	33,890
ARIEL APPRECIATION FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$11.08		
Value at end of period	$7.09		
Number of accumulation units outstanding at end of period	15,380		
ARIEL FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$12.58	$14.40	
Value at end of period	$6.46	$12.58	
Number of accumulation units outstanding at end of period	17,660	15,034	
COLUMBIA MID CAP VALUE FUND			
(Funds were first received in this option during December 2008)			
Value at beginning of period	$5.95		
Value at end of period	$6.11		
Number of accumulation units outstanding at end of period	493		
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$19.89	$16.84	$16.51
Value at end of period	$11.74	$19.89	$16.84
Number of accumulation units outstanding at end of period	54,287	13,319	8,327

Condensed Financial Information (continued)

	2008	2007	2006
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$13.42		
Value at end of period	$9.55		
Number of accumulation units outstanding at end of period	5,092		
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$17.13	$14.68	$14.76
Value at end of period	$9.77	$17.13	$14.68
Number of accumulation units outstanding at end of period	29,734	6,798	15,009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$12.83		
Value at end of period	$7.84		
Number of accumulation units outstanding at end of period	5,036		
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$12.67		
Value at end of period	$7.25		
Number of accumulation units outstanding at end of period	1,935		
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.92	$15.38	$15.54
Value at end of period	$9.93	$14.92	$15.38
Number of accumulation units outstanding at end of period	2,142	951	5
FUNDAMENTAL INVESTORSSM			
(Funds were first received in this option during December 2008)			
Value at beginning of period	$5.92		
Value at end of period	$6.12		
Number of accumulation units outstanding at end of period	1,879		
ING BARON ASSET PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$11.01	$10.68	
Value at end of period	$6.46	$11.01	
Number of accumulation units outstanding at end of period	16,026	6,490	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$15.85	$15.00	$15.18
Value at end of period	$9.27	$15.85	$15.00
Number of accumulation units outstanding at end of period	23,204	7,965	1,675
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$13.40	$12.36	
Value at end of period	$8.02	$13.40	
Number of accumulation units outstanding at end of period	3,942	1,541	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$10.38		
Value at end of period	$6.82		
Number of accumulation units outstanding at end of period	0		

Condensed Financial Information (continued)

	2008	2007	2006
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$12.69		
Value at end of period	$9.78		
Number of accumulation units outstanding at end of period	668		
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$15.07	$15.06	
Value at end of period	$9.13	$15.07	
Number of accumulation units outstanding at end of period	26,965	12,627	
ING GNMA INCOME FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.39	$10.81	$10.83
Value at end of period	$12.13	$11.39	$10.81
Number of accumulation units outstanding at end of period	5,789	112	11,268
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$20.17		
Value at end of period	$9.65		
Number of accumulation units outstanding at end of period	3,510		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$14.75		
Value at end of period	$7.69		
Number of accumulation units outstanding at end of period	8,204		
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$15.01	$15.15	
Value at end of period	$10.01	$15.01	
Number of accumulation units outstanding at end of period	5,812	526	
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$12.18		
Value at end of period	$7.41		
Number of accumulation units outstanding at end of period	7,455		
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.28	$11.35	
Value at end of period	$7.13	$11.28	
Number of accumulation units outstanding at end of period	5,614	4,907	
ING MARSICO GROWTH PORTFOLIO			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$13.57	$13.65	
Value at end of period	$8.06	$13.57	
Number of accumulation units outstanding at end of period	16,587	14,839	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$17.53		
Value at end of period	$9.29		
Number of accumulation units outstanding at end of period	193		

Condensed Financial Information (continued)

	2008	2007	2006
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$12.83	$13.24	
Value at end of period	$9.91	$12.83	
Number of accumulation units outstanding at end of period	42,128	36,017	
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$14.56		
Value at end of period	$8.64		
Number of accumulation units outstanding at end of period	0		
ING OPPENHEIMER MAIN STREET PORTFOLIO®			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$10.28		
Value at end of period	$6.85		
Number of accumulation units outstanding at end of period	468		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$10.64		
Value at end of period	$8.73		
Number of accumulation units outstanding at end of period	2,857		
ING PIMCO HIGH YIELD PORTFOLIO			
(Funds were first received in this option during December 2008)			
Value at beginning of period	$8.17		
Value at end of period	$8.39		
Number of accumulation units outstanding at end of period	1,135		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$11.83	$10.93	
Value at end of period	$11.76	$11.83	
Number of accumulation units outstanding at end of period	25,419	10,134	
ING PIONEER EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$9.44		
Value at end of period	$6.41		
Number of accumulation units outstanding at end of period	16,470		
ING PIONEER FUND PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$10.69		
Value at end of period	$7.40		
Number of accumulation units outstanding at end of period	11,480		
ING PIONEER MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.22	$11.37	
Value at end of period	$7.47	$11.22	
Number of accumulation units outstanding at end of period	8,282	7,217	
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$10.68		
Value at end of period	$7.44		
Number of accumulation units outstanding at end of period	3,297		

CFI 23

	2008	2007	2006
ING REAL ESTATE FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$16.08	$19.34	$19.33
Value at end of period	$10.38	$16.08	$19.34
Number of accumulation units outstanding at end of period	14,758	12,410	528
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.25	$11.79	$11.75
Value at end of period	$8.90	$12.25	$11.79
Number of accumulation units outstanding at end of period	39,675	3,274	17,279
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.72	$12.24	$12.19
Value at end of period	$8.36	$12.72	$12.24
Number of accumulation units outstanding at end of period	92,067	8,140	2,151
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.17	$12.59	$12.52
Value at end of period	$8.24	$13.17	$12.59
Number of accumulation units outstanding at end of period	99,664	20,614	4,513
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.60	$12.95	$12.87
Value at end of period	$8.14	$13.60	$12.95
Number of accumulation units outstanding at end of period	49,390	31,271	5,266
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$11.38		
Value at end of period	$9.54		
Number of accumulation units outstanding at end of period	35,314		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$13.02	$13.09	
Value at end of period	$9.39	$13.02	
Number of accumulation units outstanding at end of period	22,785	3,014	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.11	$13.76	$13.68
Value at end of period	$9.03	$14.11	$13.76
Number of accumulation units outstanding at end of period	24,263	17,635	4,075
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$13.92	$13.98	
Value at end of period	$7.99	$13.92	
Number of accumulation units outstanding at end of period	3,001	2,059	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$16.94	$17.22	
Value at end of period	$10.17	$16.94	
Number of accumulation units outstanding at end of period	1,867	1,302	

Condensed Financial Information (continued)

	2008	2007	2006
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$13.08	$13.59	
Value at end of period	$8.28	$13.08	
Number of accumulation units outstanding at end of period	7,537	6,200	
ING VAN KAMPEN REAL ESTATE PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$10.13	$10.45	
Value at end of period	$6.20	$10.13	
Number of accumulation units outstanding at end of period	5,669	266	
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.36	$12.82	$12.75
Value at end of period	$8.32	$13.36	$12.82
Number of accumulation units outstanding at end of period	31,573	23,525	7,767
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.19	$13.56	$13.69
Value at end of period	$8.79	$14.19	$13.56
Number of accumulation units outstanding at end of period	11,676	5,998	84
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.23	$14.22	$14.28
Value at end of period	$8.72	$13.23	$14.22
Number of accumulation units outstanding at end of period	2,589	1,977	3,375
ING VP INTERMEDIATE BOND FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$11.70		
Value at end of period	$10.28		
Number of accumulation units outstanding at end of period	17,556		
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.46	$10.89	$10.93
Value at end of period	$10.41	$11.46	$10.89
Number of accumulation units outstanding at end of period	11,721	3,945	26,446
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$14.04		
Value at end of period	$10.27		
Number of accumulation units outstanding at end of period	937		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$12.38	$12.28	
Value at end of period	$9.41	$12.38	
Number of accumulation units outstanding at end of period	11,446	4,224	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$13.57	$13.99	
Value at end of period	$8.63	$13.57	
Number of accumulation units outstanding at end of period	21,572	1,798	

Condensed Financial Information (continued)

	2008	2007	2006
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$13.00	$13.21	
Value at end of period	$8.99	$13.00	
Number of accumulation units outstanding at end of period	17,954	11,294	
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$14.43	$16.20	
Value at end of period	$8.69	$14.43	
Number of accumulation units outstanding at end of period	8,582	8,354	
LORD ABBETT SMALL-CAP VALUE FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$17.52	$17.52	
Value at end of period	$12.01	$17.52	
Number of accumulation units outstanding at end of period	18,147	5,141	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$12.92	$12.50	
Value at end of period	$8.09	$12.92	
Number of accumulation units outstanding at end of period	13,177	16,497	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$17.96	$18.22	
Value at end of period	$13.07	$17.96	
Number of accumulation units outstanding at end of period	21,454	13,999	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$11.49		
Value at end of period	$6.97		
Number of accumulation units outstanding at end of period	0		
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during December 2006)			
Value at beginning of period		$14.66	$14.48
Value at end of period		$16.89	$14.66
Number of accumulation units outstanding at end of period		0	635
OPCAP MID CAP PORTFOLIO			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$9.53		
Value at end of period	$5.70		
Number of accumulation units outstanding at end of period	2,390		
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$11.58		
Value at end of period	$7.01		
Number of accumulation units outstanding at end of period	5,199		
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during May 2007)			
Value at beginning of period	$30.36	$25.87	
Value at end of period	$15.69	$30.36	
Number of accumulation units outstanding at end of period	14,421	12,946	

Condensed Financial Information (continued)

	2008	2007	2006
PAX WORLD BALANCED FUND			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$13.95	$13.88	
Value at end of period	$9.61	$13.95	
Number of accumulation units outstanding at end of period	13	9	
PIMCO VIT REAL RETURN PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$11.74		
Value at end of period	$10.45		
Number of accumulation units outstanding at end of period	27,142		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.45	$11.72	$11.74
Value at end of period	$7.80	$12.45	$11.72
Number of accumulation units outstanding at end of period	26,821	17,416	6,252
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during February 2008)			
Value at beginning of period	$13.91		
Value at end of period	$9.59		
Number of accumulation units outstanding at end of period	5,053		
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$17.52	$17.42	
Value at end of period	$9.39	$17.52	
Number of accumulation units outstanding at end of period	1,192	1,068	
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.93	$13.56	$13.61
Value at end of period	$9.04	$14.93	$13.56
Number of accumulation units outstanding at end of period	108,075	47,018	13,628
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during November 2007)			
Value at beginning of period	$13.97	$14.13	
Value at end of period	$9.85	$13.97	
Number of accumulation units outstanding at end of period	3,600	1,601	
WANGER INTERNATIONAL SMALL CAP			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$10.10		
Value at end of period	$5.69		
Number of accumulation units outstanding at end of period	1,655		
WASHINGTON MUTUAL INVESTORS FUND[SM]			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.36	$12.95	$12.89
Value at end of period	$8.87	$13.36	$12.95
Number of accumulation units outstanding at end of period	43,421	24,836	2,029

Condensed Financial Information (continued)

TABLE 7
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AMERICAN BALANCED FUND®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$12.73	$12.04	$10.85	$10.66	
Value at end of period	$9.38	$12.73	$12.04	$10.85	
Number of accumulation units outstanding at end of period	17,376	31,686	21,336	17,985	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$19.85	$16.81	$13.91	$13.09	
Value at end of period	$11.71	$19.85	$16.81	$13.91	
Number of accumulation units outstanding at end of period	9,009	9,275	9,072	5,701	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$17.09	$14.66	$13.24	$11.41	$10.42
Value at end of period	$9.74	$17.09	$14.66	$13.24	$11.41
Number of accumulation units outstanding at end of period	31,158	37,755	34,072	30,702	4,842
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$14.89	$14.76			
Value at end of period	$9.91	$14.89			
Number of accumulation units outstanding at end of period	48	35			
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$14.24	$12.83	$12.72		
Value at end of period	$8.13	$14.24	$12.83		
Number of accumulation units outstanding at end of period	0	701	701		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$14.00	$14.48	$12.60	$12.43	
Value at end of period	$10.23	$14.00	$14.48	$12.60	
Number of accumulation units outstanding at end of period	4,516	4,396	5,423	5,347	
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$11.00	$10.67			
Value at end of period	$6.45	$11.00			
Number of accumulation units outstanding at end of period	3,355	3,288			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$15.82	$15.42			
Value at end of period	$9.25	$15.82			
Number of accumulation units outstanding at end of period	663	522			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$15.05	$14.53			
Value at end of period	$9.11	$15.05			
Number of accumulation units outstanding at end of period	10,446	12,990			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$20.07	$18.29	$16.24		
Value at end of period	$9.62	$20.07	$18.29		
Number of accumulation units outstanding at end of period	0	0	2,439		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$13.89				
Value at end of period	$9.98				
Number of accumulation units outstanding at end of period	10				
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$12.24	$12.54	$11.99		
Value at end of period	$7.39	$12.24	$12.54		
Number of accumulation units outstanding at end of period	0	641	640		
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.56	$13.62			
Value at end of period	$8.05	$13.56			
Number of accumulation units outstanding at end of period	23	9			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$14.54	$13.74	$11.73	$11.23	
Value at end of period	$8.62	$14.54	$13.74	$11.73	
Number of accumulation units outstanding at end of period	15,806	19,345	18,664	19,149	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.21	$11.32			
Value at end of period	$6.84	$11.21			
Number of accumulation units outstanding at end of period	866	370			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$9.40				
Value at end of period	$8.72				
Number of accumulation units outstanding at end of period	3,831				
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.81	$10.84	$10.47	$10.30	$10.00
Value at end of period	$11.73	$11.81	$10.84	$10.47	$10.30
Number of accumulation units outstanding at end of period	25,259	25,287	26,371	22,213	10,556
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.24	$9.24			
Value at end of period	$6.40	$9.24			
Number of accumulation units outstanding at end of period	921	240			
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$10.92				
Value at end of period	$7.39				
Number of accumulation units outstanding at end of period	302				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING REAL ESTATE FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$16.04	$19.31	$14.26	$12.76	$10.46
Value at end of period	$10.36	$16.04	$19.31	$14.26	$12.76
Number of accumulation units outstanding at end of period	0	254	254	0	2,984
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$12.23	$11.78	$11.01		
Value at end of period	$8.88	$12.23	$11.78		
Number of accumulation units outstanding at end of period	229,066	223,823	3,937		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$12.70	$12.23	$11.37		
Value at end of period	$8.35	$12.70	$12.23		
Number of accumulation units outstanding at end of period	136,123	125,967	433		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.16	$13.10			
Value at end of period	$8.23	$13.16			
Number of accumulation units outstanding at end of period	76,648	73,493			
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$13.59	$12.93	$11.68		
Value at end of period	$8.12	$13.59	$12.93		
Number of accumulation units outstanding at end of period	18,535	9,792	367		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$11.51	$11.25			
Value at end of period	$9.52	$11.51			
Number of accumulation units outstanding at end of period	305,683	349,822			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.00	$12.96			
Value at end of period	$9.37	$13.00			
Number of accumulation units outstanding at end of period	457	69			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$14.09	$13.74	$11.60	$11.44	
Value at end of period	$9.01	$14.09	$13.74	$11.60	
Number of accumulation units outstanding at end of period	4,201	3,404	2,906	1,867	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$13.89	$12.73	$11.31	$10.84	
Value at end of period	$7.97	$13.89	$12.73	$11.31	
Number of accumulation units outstanding at end of period	14,305	15,796	15,364	14,356	
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$11.74				
Value at end of period	$8.26				
Number of accumulation units outstanding at end of period	4				

	2008	2007	2006	2005	2004
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$13.33	$12.80	$11.27	$11.09	
Value at end of period	$8.30	$13.33	$12.80	$11.27	
Number of accumulation units outstanding at end of period	8,630	10,666	11,170	10,176	
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$14.16	$13.54	$12.48	$12.08	
Value at end of period	$8.77	$14.16	$13.54	$12.48	
Number of accumulation units outstanding at end of period	3,185	2,032	1,630	1,850	
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$13.20	$14.20	$12.58	$11.79	$10.32
Value at end of period	$8.70	$13.20	$14.20	$12.58	$11.79
Number of accumulation units outstanding at end of period	4,821	3,815	4,306	4,787	3,464
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.45	$10.87	$10.52	$10.29	$9.95
Value at end of period	$10.26	$11.45	$10.87	$10.52	$10.29
Number of accumulation units outstanding at end of period	26,139	27,477	28,101	24,426	1,384
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.44	$11.33			
Value at end of period	$10.38	$11.44			
Number of accumulation units outstanding at end of period	231	15			
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$18.35	$16.25	$13.69		
Value at end of period	$10.46	$18.35	$16.25		
Number of accumulation units outstanding at end of period	76	125	33		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$12.36	$11.75	$10.91	$10.87	
Value at end of period	$9.39	$12.36	$11.75	$10.91	
Number of accumulation units outstanding at end of period	2,869	2,899	2,805	72	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$13.54	$12.97	$11.53	$11.39	
Value at end of period	$8.61	$13.54	$12.97	$11.53	
Number of accumulation units outstanding at end of period	2,026	2,338	2,127	855	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$12.98	$12.38	$11.20	$11.14	
Value at end of period	$8.97	$12.98	$12.38	$11.20	
Number of accumulation units outstanding at end of period	1,246	1,278	960	357	
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$12.55				
Value at end of period	$6.99				
Number of accumulation units outstanding at end of period	302				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$30.30	$29.79			
Value at end of period	$15.65	$30.30			
Number of accumulation units outstanding at end of period	2,073	741			
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.69				
Value at end of period	$10.44				
Number of accumulation units outstanding at end of period	215				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.43	$11.70	$10.65	$10.47	$9.82
Value at end of period	$7.78	$12.43	$11.70	$10.65	$10.47
Number of accumulation units outstanding at end of period	12,895	16,279	15,796	18,812	5,075
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$14.90	$14.80			
Value at end of period	$9.01	$14.90			
Number of accumulation units outstanding at end of period	908	290			
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$13.94	$13.55	$11.35	$11.32	
Value at end of period	$9.83	$13.94	$13.55	$11.35	
Number of accumulation units outstanding at end of period	5,980	6,688	6,224	2,996	

TABLE 8
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$35.48	$33.97			
Value at end of period	$25.24	$35.48			
Number of accumulation units outstanding at end of period	914	1,130			
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$14.26	$13.06	$11.83	$11.08	$10.25
Value at end of period	$10.28	$14.26	$13.06	$11.83	$11.08
Number of accumulation units outstanding at end of period	11,543	15,455	16,112	15,422	17,647
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.50	$13.87			
Value at end of period	$7.94	$13.50			
Number of accumulation units outstanding at end of period	6,593	2,444			

CFI 32

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period		$15.50	$13.76		
Value at end of period		$16.33	$15.50		
Number of accumulation units outstanding at end of period		0	4,226		
AMERICAN BALANCED FUND®					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.70	$12.02	$10.84	$10.59	$9.97
Value at end of period	$9.36	$12.70	$12.02	$10.84	$10.59
Number of accumulation units outstanding at end of period	2,362	3,647	4,232	7,050	4,474
ARIEL APPRECIATION FUND					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$7.35		$11.16	$10.94	$9.96
Value at end of period	$7.05		$12.28	$11.16	$10.94
Number of accumulation units outstanding at end of period	90		0	10,606	8,012
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$19.81	$16.79	$13.90	$11.57	$10.10
Value at end of period	$11.69	$19.81	$16.79	$13.90	$11.57
Number of accumulation units outstanding at end of period	28,232	32,345	17,403	15,396	12,073
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$13.26		$12.77	$11.65	$10.30
Value at end of period	$9.51		$15.39	$12.77	$11.65
Number of accumulation units outstanding at end of period	968		0	3,603	2,719
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$17.06	$14.64	$13.22	$11.41	$10.20
Value at end of period	$9.72	$17.06	$14.64	$13.22	$11.41
Number of accumulation units outstanding at end of period	35,797	40,579	36,898	11,040	8,559
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$13.73	$13.64	$11.64		
Value at end of period	$7.80	$13.73	$13.64		
Number of accumulation units outstanding at end of period	10,882	135	952		
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$10.67				
Value at end of period	$7.21				
Number of accumulation units outstanding at end of period	4,256				
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$14.86	$15.33	$14.16		
Value at end of period	$9.89	$14.86	$15.33		
Number of accumulation units outstanding at end of period	4,391	14,341	15,278		
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$14.21	$12.81	$12.61		
Value at end of period	$8.11	$14.21	$12.81		
Number of accumulation units outstanding at end of period	0	11,457	8,746		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$13.25				
Value at end of period	$10.21				
Number of accumulation units outstanding at end of period	4,146				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.99	$10.67			
Value at end of period	$6.44	$10.99			
Number of accumulation units outstanding at end of period	13,944	3,296			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$15.79	$14.95	$12.81		
Value at end of period	$9.23	$15.79	$14.95		
Number of accumulation units outstanding at end of period	30,352	7,836	4,837		
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$13.35	$12.48			
Value at end of period	$7.98	$13.35			
Number of accumulation units outstanding at end of period	3,206	4,249			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.36	$10.69			
Value at end of period	$6.80	$10.36			
Number of accumulation units outstanding at end of period	4,050	2,060			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$10.83	$12.22	$10.98		
Value at end of period	$7.66	$12.67	$12.22		
Number of accumulation units outstanding at end of period	4,825	0	5,310		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$13.75	$12.74	$11.56		
Value at end of period	$9.75	$13.75	$12.74		
Number of accumulation units outstanding at end of period	275	128	2,582		
ING GNMA INCOME FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$11.35	$10.78	$10.36		
Value at end of period	$12.07	$11.35	$10.78		
Number of accumulation units outstanding at end of period	13,957	3,141	4,566		
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$20.03	$19.44			
Value at end of period	$9.60	$20.03			
Number of accumulation units outstanding at end of period	7,239	5,379			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$14.95	$14.68	$13.28		
Value at end of period	$9.96	$14.95	$14.68		
Number of accumulation units outstanding at end of period	6,889	1,624	3,682		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING LORD ABBETT AFFILIATED PORTFOLIO – I CLASS					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.26	$11.34			
Value at end of period	$7.11	$11.26			
Number of accumulation units outstanding at end of period	26,411	9,267			
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.34				
Value at end of period	$8.03				
Number of accumulation units outstanding at end of period	796				
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$18.45	$19.10			
Value at end of period	$9.26	$18.45			
Number of accumulation units outstanding at end of period	1,811	105			
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$12.78	$12.81			
Value at end of period	$9.86	$12.78			
Number of accumulation units outstanding at end of period	224	80			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$14.52	$13.73	$11.48		
Value at end of period	$8.60	$14.52	$13.73		
Number of accumulation units outstanding at end of period	28,612	30,559	15,152		
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.20	$11.05			
Value at end of period	$6.83	$11.20			
Number of accumulation units outstanding at end of period	6,503	5,235			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.48				
Value at end of period	$8.71				
Number of accumulation units outstanding at end of period	9,967				
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period		$10.61	$10.05		
Value at end of period		$10.86	$10.61		
Number of accumulation units outstanding at end of period		0	1,708		
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.78	$10.82	$10.46	$10.30	$10.17
Value at end of period	$11.70	$11.78	$10.82	$10.46	$10.30
Number of accumulation units outstanding at end of period	33,070	34,881	29,286	9,708	6,879
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$8.38				
Value at end of period	$6.40				
Number of accumulation units outstanding at end of period	4,331				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.37	$11.56			
Value at end of period	$7.38	$11.37			
Number of accumulation units outstanding at end of period	4,106	4,980			
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.20	$11.35			
Value at end of period	$7.45	$11.20			
Number of accumulation units outstanding at end of period	12,176	16,071			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.69				
Value at end of period	$7.42				
Number of accumulation units outstanding at end of period	1,990				
ING REAL ESTATE FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$16.01	$19.28	$15.53		
Value at end of period	$10.33	$16.01	$19.28		
Number of accumulation units outstanding at end of period	872	5,055	6,354		
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$12.22	$11.77	$10.88		
Value at end of period	$8.87	$12.22	$11.77		
Number of accumulation units outstanding at end of period	49,798	37,850	8,030		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$12.68	$12.22	$11.11		
Value at end of period	$8.33	$12.68	$12.22		
Number of accumulation units outstanding at end of period	87,095	49,707	19,999		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$13.14	$12.57	$11.27		
Value at end of period	$8.21	$13.14	$12.57		
Number of accumulation units outstanding at end of period	50,713	44,864	34,519		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$13.57	$12.92	$11.52		
Value at end of period	$8.11	$13.57	$12.92		
Number of accumulation units outstanding at end of period	42,430	27,758	12,541		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$11.50	$11.01	$10.43		
Value at end of period	$9.50	$11.50	$11.01		
Number of accumulation units outstanding at end of period	25,951	23,596	4,425		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$12.99	$13.40			
Value at end of period	$9.36	$12.99			
Number of accumulation units outstanding at end of period	68,703	20,046			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$13.67	$13.52			
Value at end of period	$7.72	$13.67			
Number of accumulation units outstanding at end of period	9,311	11,455			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$14.06	$13.72	$11.59	$11.22	$10.30
Value at end of period	$8.99	$14.06	$13.72	$11.59	$11.22
Number of accumulation units outstanding at end of period	10,675	3,984	6,682	2,593	1,791
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$13.86	$13.75			
Value at end of period	$7.95	$13.86			
Number of accumulation units outstanding at end of period	43,180	22,751			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$13.42				
Value at end of period	$10.14				
Number of accumulation units outstanding at end of period	2,324				
ING UBS U.S. SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period		$10.22			
Value at end of period		$10.17			
Number of accumulation units outstanding at end of period		12,119			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$13.03	$13.40	$11.88		
Value at end of period	$8.24	$13.03	$13.40		
Number of accumulation units outstanding at end of period	61,633	77,212	5,956		
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$10.12	$12.36	$10.42		
Value at end of period	$6.18	$10.12	$12.36		
Number of accumulation units outstanding at end of period	6,278	2,250	17,241		
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$13.30	$12.78	$11.26	$10.78	$9.93
Value at end of period	$8.28	$13.30	$12.78	$11.26	$10.78
Number of accumulation units outstanding at end of period	17,295	13,064	2,490	1,586	901
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$14.14	$13.52	$12.27		
Value at end of period	$8.75	$14.14	$13.52		
Number of accumulation units outstanding at end of period	7,729	2,862	659		
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$13.18	$14.18	$12.93		
Value at end of period	$8.67	$13.18	$14.18		
Number of accumulation units outstanding at end of period	26,993	27,104	490		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.42	$10.86	$10.51	$10.28	$10.17
Value at end of period	$10.23	$11.42	$10.86	$10.51	$10.28
Number of accumulation units outstanding at end of period	30,601	20,544	0	7,602	5,481
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.42	$10.86	$10.52	$10.29	$9.95
Value at end of period	$10.36	$11.42	$10.86	$10.52	$10.29
Number of accumulation units outstanding at end of period	109,387	99,263	11,930	1,267	1,029
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$18.32	$17.73			
Value at end of period	$10.43	$18.32			
Number of accumulation units outstanding at end of period	7,406	9,051			
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$13.33				
Value at end of period	$10.22				
Number of accumulation units outstanding at end of period	12				
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$12.33	$11.73	$10.90	$10.56	$10.06
Value at end of period	$9.37	$12.33	$11.73	$10.90	$10.56
Number of accumulation units outstanding at end of period	9,619	48,249	1,062	413	235
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$13.52	$12.95	$11.52	$10.91	$9.93
Value at end of period	$8.59	$13.52	$12.95	$11.52	$10.91
Number of accumulation units outstanding at end of period	8,034	54,737	27,296	1,258	880
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$12.95	$12.36	$11.19	$10.76	$10.02
Value at end of period	$8.95	$12.95	$12.36	$11.19	$10.76
Number of accumulation units outstanding at end of period	55,237	61,033	9,583	176	32
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$14.37	$15.99			
Value at end of period	$8.64	$14.37			
Number of accumulation units outstanding at end of period	3,469	4,785			
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$17.45	$15.91	$13.31	$11.84	$10.37
Value at end of period	$11.95	$17.45	$15.91	$13.31	$11.84
Number of accumulation units outstanding at end of period	14,917	18,185	17,820	26,840	21,591
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$17.89	$18.10			
Value at end of period	$13.01	$17.89			
Number of accumulation units outstanding at end of period	19,734	5,860			

CFI 38

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.47	$11.48			
Value at end of period	$6.95	$11.47			
Number of accumulation units outstanding at end of period	9,517	4,830			
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$16.82	$14.62	$12.70		
Value at end of period	$10.37	$16.82	$14.62		
Number of accumulation units outstanding at end of period	6,236	10,684	14,643		
OPCAP MID CAP PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$9.11				
Value at end of period	$5.69				
Number of accumulation units outstanding at end of period	1,237				
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$10.23	$11.49	$10.76	$10.35	$9.62
Value at end of period	$6.97	$12.98	$11.49	$10.76	$10.35
Number of accumulation units outstanding at end of period	19,204	0	495	2,336	1,490
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$22.51				
Value at end of period	$15.61				
Number of accumulation units outstanding at end of period	6,501				
PAX WORLD BALANCED FUND					
(Funds were first received in this option during August 2006)					
Value at beginning of period	$13.90	$12.79	$11.79		
Value at end of period	$9.56	$13.90	$12.79		
Number of accumulation units outstanding at end of period	14,249	13,354	5,564		
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.68				
Value at end of period	$10.42				
Number of accumulation units outstanding at end of period	14,150				
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.19				
Value at end of period	$5.30				
Number of accumulation units outstanding at end of period	2,949				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$12.40	$11.68	$10.89		
Value at end of period	$7.76	$12.40	$11.68		
Number of accumulation units outstanding at end of period	14,364	13,741	7,381		
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$13.09	$14.79	$12.42	$11.64	$10.37
Value at end of period	$9.55	$14.73	$14.79	$12.42	$11.64
Number of accumulation units outstanding at end of period	12,382	0	7,996	1,442	907

Condensed Financial Information (continued)

	2008	**2007**	**2006**	**2005**	**2004**
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$17.46	$14.99	$12.59	$11.46	$9.94
Value at end of period	$9.34	$17.46	$14.99	$12.59	$11.46
Number of accumulation units outstanding at end of period	12,145	13,910	13,973	13,384	12,691
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$14.87	$13.52	$12.28	$10.84	$9.91
Value at end of period	$8.99	$14.87	$13.52	$12.28	$10.84
Number of accumulation units outstanding at end of period	82,513	56,646	47,231	24,464	19,477
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.92	$14.28			
Value at end of period	$9.80	$13.92			
Number of accumulation units outstanding at end of period	26,878	12,097			
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$14.28	$13.81	$11.57	$11.23	$10.11
Value at end of period	$9.76	$14.28	$13.81	$11.57	$11.23
Number of accumulation units outstanding at end of period	9,715	15,814	15,939	20,239	18,284
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$13.31	$12.91	$11.03	$10.75	$9.97
Value at end of period	$8.83	$13.31	$12.91	$11.03	$10.75
Number of accumulation units outstanding at end of period	42,507	20,720	25,930	28,245	22,663

TABLE 9

FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2008	**2007**	**2006**	**2005**
AIM MID CAP CORE EQUITY FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$14.23	$13.04	$11.66	
Value at end of period	$10.25	$14.23	$13.04	
Number of accumulation units outstanding at end of period	0	60	31	
ALLIANZ NFJ SMALL-CAP VALUE FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$16.30	$15.48	$13.35	
Value at end of period	$11.90	$16.30	$15.48	
Number of accumulation units outstanding at end of period	0	50	31	
ARIEL FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$12.51	$12.84	$11.67	
Value at end of period	$6.41	$12.51	$12.84	
Number of accumulation units outstanding at end of period	0	55	30	

CFI 40

Condensed Financial Information (continued)

	2008	2007	2006	2005
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$19.77	$16.77	$14.78	
Value at end of period	$11.66	$19.77	$16.77	
Number of accumulation units outstanding at end of period	22,505	13,107	12,509	
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$17.03	$14.62	$13.21	$12.21
Value at end of period	$9.70	$17.03	$14.62	$13.21
Number of accumulation units outstanding at end of period	45,442	44,585	41,013	6,802
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$13.70	$13.62	$12.01	
Value at end of period	$7.78	$13.70	$13.62	
Number of accumulation units outstanding at end of period	27,356	28,773	26,550	
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$14.83	$15.31	$14.43	
Value at end of period	$9.86	$14.83	$15.31	
Number of accumulation units outstanding at end of period	6,074	7,625	6,842	
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$14.18	$12.79	$11.29	
Value at end of period	$8.09	$14.18	$12.79	
Number of accumulation units outstanding at end of period	0	424	223	
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$15.76	$14.93	$13.03	$12.06
Value at end of period	$9.21	$15.76	$14.93	$13.03
Number of accumulation units outstanding at end of period	7,904	7,365	6,426	246
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.27			
Value at end of period	$7.96			
Number of accumulation units outstanding at end of period	192			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$13.73	$12.73	$11.57	
Value at end of period	$9.73	$13.73	$12.73	
Number of accumulation units outstanding at end of period	14,533	11,832	9,986	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$14.41			
Value at end of period	$9.08			
Number of accumulation units outstanding at end of period	12,977			
ING GNMA INCOME FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$11.33	$10.76	$10.38	$10.24
Value at end of period	$12.04	$11.33	$10.76	$10.38
Number of accumulation units outstanding at end of period	337	2,570	2,398	2,945

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$15.49			
Value at end of period	$7.66			
Number of accumulation units outstanding at end of period	3,608			
ING LORD ABBETT AFFILIATED PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.25	$11.33		
Value at end of period	$7.10	$11.25		
Number of accumulation units outstanding at end of period	132	352		
ING LORD ABBETT AFFILIATED PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$10.68			
Value at end of period	$7.06			
Number of accumulation units outstanding at end of period	21,129			
ING MARSICO GROWTH PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.55			
Value at end of period	$8.02			
Number of accumulation units outstanding at end of period	2,972			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$17.79			
Value at end of period	$9.24			
Number of accumulation units outstanding at end of period	777			
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$12.76	$12.34	$11.30	
Value at end of period	$9.84	$12.76	$12.34	
Number of accumulation units outstanding at end of period	37,198	2,540	2,431	
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$14.50	$13.72	$12.06	
Value at end of period	$8.59	$14.50	$13.72	
Number of accumulation units outstanding at end of period	12,782	12,544	10,933	
ING OPPENHEIMER MAIN STREET PORTFOLIO®				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$10.68			
Value at end of period	$6.82			
Number of accumulation units outstanding at end of period	5,230			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$10.66			
Value at end of period	$8.71			
Number of accumulation units outstanding at end of period	3,972			
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$11.07			
Value at end of period	$8.35			
Number of accumulation units outstanding at end of period	4,406			

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$11.76	$10.81	$10.45	$10.34
Value at end of period	$11.67	$11.76	$10.81	$10.45
Number of accumulation units outstanding at end of period	22,842	29,634	26,196	10,130
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.36	$11.56		
Value at end of period	$7.37	$11.36		
Number of accumulation units outstanding at end of period	13,362	12,315		
ING PIONEER MID CAP VALUE PORTFOLIO - S CLASS				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.19	$11.34		
Value at end of period	$7.44	$11.19		
Number of accumulation units outstanding at end of period	5,818	8,045		
ING PIONEER MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$10.74			
Value at end of period	$7.41			
Number of accumulation units outstanding at end of period	861			
ING REAL ESTATE FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$15.98	$19.25	$14.23	$13.10
Value at end of period	$10.31	$15.98	$19.25	$14.23
Number of accumulation units outstanding at end of period	7,162	9,299	9,890	3,367
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.11			
Value at end of period	$8.85			
Number of accumulation units outstanding at end of period	55,806			
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.36			
Value at end of period	$8.32			
Number of accumulation units outstanding at end of period	107,218			
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.71			
Value at end of period	$8.20			
Number of accumulation units outstanding at end of period	95,572			
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$13.05			
Value at end of period	$8.09			
Number of accumulation units outstanding at end of period	17,806			
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$11.57			
Value at end of period	$9.49			
Number of accumulation units outstanding at end of period	23,710			

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$13.07			
Value at end of period	$9.34			
Number of accumulation units outstanding at end of period	23,685			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - I CLASS				
(Funds were first received in this option during September 2006)				
Value at beginning of period	$12.05	$10.69	$9.99	
Value at end of period	$6.81	$12.05	$10.69	
Number of accumulation units outstanding at end of period	0	57	20	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.65	$12.14	$11.20	$10.22
Value at end of period	$7.70	$13.65	$12.14	$11.20
Number of accumulation units outstanding at end of period	5,339	6,516	6,127	661
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$13.56			
Value at end of period	$8.96			
Number of accumulation units outstanding at end of period	3,492			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.47			
Value at end of period	$7.60			
Number of accumulation units outstanding at end of period	277			
ING VAN KAMPEN REAL ESTATE PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$11.30			
Value at end of period	$6.17			
Number of accumulation units outstanding at end of period	2,132			
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$14.11	$13.50	$12.75	
Value at end of period	$8.73	$14.11	$13.50	
Number of accumulation units outstanding at end of period	8,061	12,499	11,909	
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.15	$14.16	$12.56	$11.73
Value at end of period	$8.65	$13.15	$14.16	$12.56
Number of accumulation units outstanding at end of period	5,303	12,874	11,485	3,698
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$11.39	$10.84	$10.44	
Value at end of period	$10.33	$11.39	$10.84	
Number of accumulation units outstanding at end of period	55,534	43,927	43,589	
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$17.72			
Value at end of period	$10.41			
Number of accumulation units outstanding at end of period	587			

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$12.31	$11.72	$11.01	
Value at end of period	$9.34	$12.31	$11.72	
Number of accumulation units outstanding at end of period	12,140	13,328	16,507	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$13.49	$12.93	$11.82	
Value at end of period	$8.56	$13.49	$12.93	
Number of accumulation units outstanding at end of period	24,251	23,216	19,123	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$12.93	$12.34	$11.40	
Value at end of period	$8.92	$12.93	$12.34	
Number of accumulation units outstanding at end of period	74,117	27,484	22,537	
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$14.34	$14.38	$12.89	$11.96
Value at end of period	$8.62	$14.34	$14.38	$12.89
Number of accumulation units outstanding at end of period	4,635	14,784	13,482	12,264
LORD ABBETT SMALL-CAP VALUE FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$17.42	$15.89	$13.29	$12.32
Value at end of period	$11.92	$17.42	$15.89	$13.29
Number of accumulation units outstanding at end of period	1,587	5,494	4,909	4,324
MASSACHUSETTS INVESTORS GROWTH STOCK FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.84	$11.61	$10.89	$10.34
Value at end of period	$8.03	$12.84	$11.61	$10.89
Number of accumulation units outstanding at end of period	9,603	20,768	19,180	15,483
MUTUAL DISCOVERY FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$17.85	$16.21	$13.27	$12.27
Value at end of period	$12.98	$17.85	$16.21	$13.27
Number of accumulation units outstanding at end of period	8,471	17,311	15,972	14,771
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$11.21			
Value at end of period	$6.94			
Number of accumulation units outstanding at end of period	15,562			
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$16.26			
Value at end of period	$10.34			
Number of accumulation units outstanding at end of period	5,703			
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.96	$11.48	$10.75	$10.09
Value at end of period	$6.96	$12.96	$11.48	$10.75
Number of accumulation units outstanding at end of period	2,077	7,224	6,916	6,530

Condensed Financial Information (continued)

	2008	2007	2006	2005
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$30.19	$22.72	$18.29	$15.54
Value at end of period	$15.57	$30.19	$22.72	$18.29
Number of accumulation units outstanding at end of period	15,453	18,497	15,870	3,933
PAX WORLD BALANCED FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.87	$12.77	$11.62	$11.12
Value at end of period	$9.54	$13.87	$12.77	$11.62
Number of accumulation units outstanding at end of period	15,633	13,933	12,040	8
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.38	$11.66	$10.63	$10.39
Value at end of period	$7.74	$12.38	$11.66	$10.63
Number of accumulation units outstanding at end of period	227	1,653	1,489	1,540
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$14.70	$14.77	$12.41	$11.40
Value at end of period	$9.52	$14.70	$14.77	$12.41
Number of accumulation units outstanding at end of period	760	442	259	188
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$17.42	$14.97	$12.58	$11.82
Value at end of period	$9.32	$17.42	$14.97	$12.58
Number of accumulation units outstanding at end of period	2,746	8,973	8,310	7,803
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$14.84	$13.50	$12.27	$11.24
Value at end of period	$8.97	$14.84	$13.50	$12.27
Number of accumulation units outstanding at end of period	39,596	30,667	27,334	8,574
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$13.89	$13.51	$11.74	
Value at end of period	$9.78	$13.89	$13.51	
Number of accumulation units outstanding at end of period	13,921	17,293	16,742	
WANGER INTERNATIONAL SMALL CAP				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$10.26			
Value at end of period	$5.68			
Number of accumulation units outstanding at end of period	152			
WASHINGTON MUTUAL INVESTORS FUND[SM]				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.28	$12.89	$11.02	$10.46
Value at end of period	$8.81	$13.28	$12.89	$11.02
Number of accumulation units outstanding at end of period	5,536	19,727	18,101	16,633

CFI 46

Condensed Financial Information (continued)

TABLE 10

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.60%

(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005
ALLIANZ NFJ SMALL-CAP VALUE FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$13.14	$11.65
Value at end of period			$15.46	$13.14
Number of accumulation units outstanding at end of period			0	20,659
AMERICAN BALANCED FUND®				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$12.65	$11.98	$10.82	$10.43
Value at end of period	$9.32	$12.65	$11.98	$10.82
Number of accumulation units outstanding at end of period	0	6,635	0	7,727
ARIEL APPRECIATION FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$11.96	$12.24	$11.14	$10.73
Value at end of period	$7.02	$11.96	$12.24	$11.14
Number of accumulation units outstanding at end of period	0	6,173	21	2,938
ARIEL FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$11.73	$11.35
Value at end of period			$12.82	$11.73
Number of accumulation units outstanding at end of period			0	2,313
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$19.73	$16.74	$14.40	
Value at end of period	$11.63	$19.73	$16.74	
Number of accumulation units outstanding at end of period	8,988	14,808	155	
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$16.99	$14.60	$13.20	$11.92
Value at end of period	$9.67	$16.99	$14.60	$13.20
Number of accumulation units outstanding at end of period	4,741	15,863	3,353	3,852
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during June 2008)				
Value at beginning of period	$12.56		$11.43	$10.64
Value at end of period	$7.76		$13.60	$11.43
Number of accumulation units outstanding at end of period	108		0	961
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$14.40	$15.29	$13.17	$11.86
Value at end of period	$9.84	$14.80	$15.29	$13.17
Number of accumulation units outstanding at end of period	2,596	0	648	14,856
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$11.98	$10.52
Value at end of period			$12.78	$11.98
Number of accumulation units outstanding at end of period			0	1,606

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during June 2007)				
Value at beginning of period	$13.92	$15.76		
Value at end of period	$10.16	$13.92		
Number of accumulation units outstanding at end of period	0	2,141		
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$10.97	$10.65		
Value at end of period	$6.43	$10.97		
Number of accumulation units outstanding at end of period	2,816	12,981		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$15.72	$14.91	$13.01	$12.00
Value at end of period	$9.18	$15.72	$14.91	$13.01
Number of accumulation units outstanding at end of period	2,377	10,620	3,567	9,945
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period		$11.26	$11.09	
Value at end of period		$13.30	$11.26	
Number of accumulation units outstanding at end of period		0	1,683	
ING DAVIS NEW YORK VENTURE PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$12.62	$12.45		
Value at end of period	$7.62	$12.62		
Number of accumulation units outstanding at end of period	0	173		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period		$12.72	$11.71	
Value at end of period		$13.71	$12.72	
Number of accumulation units outstanding at end of period		0	501	
ING GNMA INCOME FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$10.37	$10.20
Value at end of period			$10.75	$10.37
Number of accumulation units outstanding at end of period			0	5,644
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$19.95	$18.21	$14.52	$11.40
Value at end of period	$9.55	$19.95	$18.21	$14.52
Number of accumulation units outstanding at end of period	5	4,237	0	18,353
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$15.80	$15.86		
Value at end of period	$7.65	$15.80		
Number of accumulation units outstanding at end of period	2,099	7,588		
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$14.89	$14.64	$12.64	$11.84
Value at end of period	$9.91	$14.89	$14.64	$12.64
Number of accumulation units outstanding at end of period	158	7,163	467	18,748

	2008	2007	2006	2005
ING LEGG MASON VALUE PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period		$12.19	$11.23	
Value at end of period		$11.38	$12.19	
Number of accumulation units outstanding at end of period		0	9,403	
ING MARSICO GROWTH PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period		$11.91	$11.43	$11.57
Value at end of period		$13.50	$11.91	$11.43
Number of accumulation units outstanding at end of period		0	13,651	216
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period		$12.33	$11.09	$10.78
Value at end of period		$12.73	$12.33	$11.09
Number of accumulation units outstanding at end of period		0	5,699	14,378
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during April 2005)				
Value at beginning of period	$14.48	$13.70	$11.71	$10.07
Value at end of period	$8.57	$14.48	$13.70	$11.71
Number of accumulation units outstanding at end of period	0	9,500	1,086	30,439
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$11.43	$10.56
Value at end of period			$13.17	$11.43
Number of accumulation units outstanding at end of period			0	60
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.84	$10.80		
Value at end of period	$8.34	$10.84		
Number of accumulation units outstanding at end of period	1,715	9,015		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$11.74	$10.79	$10.44	$10.30
Value at end of period	$11.65	$11.74	$10.79	$10.44
Number of accumulation units outstanding at end of period	1,231	10,087	8,917	48,011
ING PIONEER EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.21	$9.39		
Value at end of period	$6.38	$9.21		
Number of accumulation units outstanding at end of period	7,453	3,665		
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.35	$11.55		
Value at end of period	$7.36	$11.35		
Number of accumulation units outstanding at end of period	867	8,203		
ING PIONEER FUND PORTFOLIO				
(Funds were first received in this option during October 2008)				
Value at beginning of period	$7.29			
Value at end of period	$7.33			
Number of accumulation units outstanding at end of period	65			

Condensed Financial Information (continued)

	2008	**2007**	**2006**	**2005**
ING PIONEER MID CAP VALUE PORTFOLIO - I CLASS				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.19	$11.34		
Value at end of period	$7.43	$11.19		
Number of accumulation units outstanding at end of period	3,558	8,194		
ING PIONEER MID CAP VALUE PORTFOLIO - S CLASS				
(Funds were first received in this option during September 2008)				
Value at beginning of period	$10.10			
Value at end of period	$7.40			
Number of accumulation units outstanding at end of period	615			
ING REAL ESTATE FUND				
(Funds were first received in this option during February 2005)				
Value at beginning of period	$14.99	$19.22	$14.22	$12.10
Value at end of period	$10.28	$15.95	$19.22	$14.22
Number of accumulation units outstanding at end of period	67	0	6,982	22,148
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$12.19	$11.82		
Value at end of period	$8.84	$12.19		
Number of accumulation units outstanding at end of period	29,290	5,796		
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$12.65	$12.31		
Value at end of period	$8.30	$12.65		
Number of accumulation units outstanding at end of period	15,147	29,960		
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.10	$12.55	$11.09	$10.47
Value at end of period	$8.18	$13.10	$12.55	$11.09
Number of accumulation units outstanding at end of period	20,939	17,956	0	146
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.53	$12.90	$11.30	$10.60
Value at end of period	$8.08	$13.53	$12.90	$11.30
Number of accumulation units outstanding at end of period	14,434	26,646	9,885	823
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$11.47	$11.01		
Value at end of period	$9.47	$11.47		
Number of accumulation units outstanding at end of period	14,236	1,033		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$12.95	$12.49	$11.13	
Value at end of period	$9.32	$12.95	$12.49	
Number of accumulation units outstanding at end of period	0	7,634	18,374	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$11.19	$10.03
Value at end of period			$12.12	$11.19
Number of accumulation units outstanding at end of period			0	7,695

CFI 50

	2008	2007	2006	2005
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$14.00	$13.69	$11.57	$11.65
Value at end of period	$8.94	$14.00	$13.69	$11.57
Number of accumulation units outstanding at end of period	7,149	4,489	4,921	100
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period		$12.67	$11.28	$11.39
Value at end of period		$13.81	$12.67	$11.28
Number of accumulation units outstanding at end of period		0	752	21
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during November 2005)				
Value at beginning of period	$12.98	$13.36	$11.60	$11.57
Value at end of period	$8.20	$12.98	$13.36	$11.60
Number of accumulation units outstanding at end of period	0	315	739	20
ING VAN KAMPEN REAL ESTATE PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.10	$10.42		
Value at end of period	$6.17	$10.10		
Number of accumulation units outstanding at end of period	6,756	4,073		
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.25	$12.74	$11.23	$10.64
Value at end of period	$8.24	$13.25	$12.74	$11.23
Number of accumulation units outstanding at end of period	6,089	5,549	9,357	11,227
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during March 2007)				
Value at beginning of period	$14.08	$14.01		
Value at end of period	$8.70	$14.08		
Number of accumulation units outstanding at end of period	1,583	517		
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during July 2005)				
Value at beginning of period	$13.13	$14.24	$12.55	$12.14
Value at end of period	$8.63	$13.13	$14.14	$12.55
Number of accumulation units outstanding at end of period	1,000	6,279	0	3,978
ING VP INTERMEDIATE BOND FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$11.38	$10.83	$10.49	$10.34
Value at end of period	$10.18	$11.38	$10.83	$10.49
Number of accumulation units outstanding at end of period	0	4,644	0	5,536
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$11.37	$10.83	$10.50	$10.44
Value at end of period	$10.31	$11.37	$10.83	$10.50
Number of accumulation units outstanding at end of period	5,523	47	203	8,974
ING VP SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$14.83	$15.30		
Value at end of period	$10.17	$14.83		
Number of accumulation units outstanding at end of period	4	4		

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$10.88	$10.45
Value at end of period			$11.70	$10.88
Number of accumulation units outstanding at end of period			0	11,241
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period		$12.91	$11.49	$10.77
Value at end of period		$13.46	$12.91	$11.49
Number of accumulation units outstanding at end of period		0	3,746	18,575
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$12.90	$12.32	$11.17	$10.58
Value at end of period	$8.90	$12.90	$12.32	$11.17
Number of accumulation units outstanding at end of period	234	109	4,631	13,429
MASSACHUSETTS INVESTORS GROWTH STOCK FUND				
(Funds were first received in this option during May 2005)				
Value at beginning of period			$10.88	$10.15
Value at end of period			$11.59	$10.88
Number of accumulation units outstanding at end of period			0	11,325
MUTUAL DISCOVERY FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$17.82	$16.19	$13.26	$12.24
Value at end of period	$12.94	$17.82	$16.19	$13.26
Number of accumulation units outstanding at end of period	0	11,925	6,279	601
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.45	$11.46		
Value at end of period	$6.93	$11.45		
Number of accumulation units outstanding at end of period	1,417	3,852		
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$16.76	$14.58	$12.28	$10.74
Value at end of period	$10.32	$16.76	$14.58	$12.28
Number of accumulation units outstanding at end of period	11	2,502	0	15,396
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$10.74	$10.06
Value at end of period			$11.46	$10.74
Number of accumulation units outstanding at end of period			0	3,880
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$30.13	$22.69	$18.27	$15.56
Value at end of period	$15.53	$30.13	$22.69	$18.27
Number of accumulation units outstanding at end of period	0	1,746	9,695	275
PAX WORLD BALANCED FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period			$11.61	$10.91
Value at end of period			$12.75	$11.61
Number of accumulation units outstanding at end of period			0	823

Condensed Financial Information (continued)

	2008	2007	2006	2005
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during August 2008)				
Value at beginning of period	$11.66			
Value at end of period	$10.39			
Number of accumulation units outstanding at end of period	849			
PIONEER EMERGING MARKETS VCT PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$12.76	$13.07		
Value at end of period	$5.29	$12.76		
Number of accumulation units outstanding at end of period	86	5		
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$12.35	$11.65	$10.62	$10.34
Value at end of period	$7.72	$12.35	$11.65	$10.62
Number of accumulation units outstanding at end of period	89	3,780	1,331	2,621
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period			$12.39	$11.84
Value at end of period			$14.74	$12.39
Number of accumulation units outstanding at end of period			0	6,374
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during January 2005)				
Value at beginning of period		$14.95	$12.57	$11.16
Value at end of period		$17.39	$14.95	$12.57
Number of accumulation units outstanding at end of period		0	966	9,208
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$14.81	$13.48	$12.26	$10.56
Value at end of period	$8.95	$14.81	$13.48	$12.26
Number of accumulation units outstanding at end of period	13,746	41,081	14,880	78,439
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$13.86	$13.49	$12.03	
Value at end of period	$9.76	$13.86	$13.49	
Number of accumulation units outstanding at end of period	2,499	518	763	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO				
(Funds were first received in this option during June 2008)				
Value at beginning of period	$11.91			
Value at end of period	$7.84			
Number of accumulation units outstanding at end of period	1,639			
WANGER INTERNATIONAL SMALL CAP				
(Funds were first received in this option during October 2008)				
Value at beginning of period	$5.39			
Value at end of period	$5.67			
Number of accumulation units outstanding at end of period	43			
WASHINGTON MUTUAL INVESTORS FUND^{SM}				
(Funds were first received in this option during January 2005)				
Value at beginning of period	$13.26	$12.87	$11.01	$10.52
Value at end of period	$8.79	$13.26	$12.87	$11.01
Number of accumulation units outstanding at end of period	88	29,131	10,988	31,321

Condensed Financial Information (continued)

TABLE 11
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during July 2005)					
Value at beginning of period		$31.99	$30.93	$29.06	
Value at end of period		$35.35	$31.99	$30.93	
Number of accumulation units outstanding at end of period		0	390	303	
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$14.18	$13.40			
Value at end of period	$10.20	$14.18			
Number of accumulation units outstanding at end of period	0	189			
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$16.24	$15.44	$13.13	$13.13	
Value at end of period	$11.84	$16.24	$15.44	$13.13	
Number of accumulation units outstanding at end of period	3,226	2,621	2,214	33	
AMERICAN BALANCED FUND®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$12.63	$11.97	$10.81	$10.58	$10.33
Value at end of period	$9.29	$12.63	$11.97	$10.81	$10.58
Number of accumulation units outstanding at end of period	67,764	76,253	52,109	6,021	1,203
ARIEL APPRECIATION FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$11.93	$12.22	$10.71		
Value at end of period	$7.00	$11.93	$12.22		
Number of accumulation units outstanding at end of period	14,899	26,596	11,422		
ARIEL FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.46	$12.80	$11.72	$11.35	
Value at end of period	$6.38	$12.46	$12.80	$11.72	
Number of accumulation units outstanding at end of period	2,781	3,532	7,074	6,056	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$19.69	$16.72	$13.86	$11.55	$11.03
Value at end of period	$11.60	$19.69	$16.72	$13.86	$11.55
Number of accumulation units outstanding at end of period	56,412	77,006	35,702	16,315	9,973
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.95	$15.32	$12.73	$11.63	$10.97
Value at end of period	$9.44	$13.95	$15.32	$12.73	$11.63
Number of accumulation units outstanding at end of period	134	4,639	0	2,659	3,008
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$16.96	$14.58	$13.18	$11.39	$11.03
Value at end of period	$9.65	$16.96	$14.58	$13.18	$11.39
Number of accumulation units outstanding at end of period	41,443	51,562	6,947	28,396	14,324

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.65	$13.58	$11.42	$10.90	$10.60
Value at end of period	$7.74	$13.65	$13.58	$11.42	$10.90
Number of accumulation units outstanding at end of period	1,382	1,235	0	10,183	8,594
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$14.77	$15.58			
Value at end of period	$9.81	$14.77			
Number of accumulation units outstanding at end of period	8,894	9,348			
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$14.13	$12.76	$11.97	$11.41	
Value at end of period	$8.05	$14.13	$12.76	$11.97	
Number of accumulation units outstanding at end of period	546	465	350	84	
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.96	$10.65			
Value at end of period	$6.42	$10.96			
Number of accumulation units outstanding at end of period	19,272	19,826			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$15.69	$14.89	$13.00	$11.72	
Value at end of period	$9.16	$15.69	$14.89	$13.00	
Number of accumulation units outstanding at end of period	16,872	15,277	4,320	3,868	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period		$11.24	$10.57	$8.46	
Value at end of period		$13.27	$11.24	$10.57	
Number of accumulation units outstanding at end of period		0	953	332	
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$12.59	$12.44			
Value at end of period	$7.60	$12.59			
Number of accumulation units outstanding at end of period	7,735	6,461			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$13.69	$12.98			
Value at end of period	$9.69	$13.69			
Number of accumulation units outstanding at end of period	3,909	3,200			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$14.97	$14.46			
Value at end of period	$9.05	$14.97			
Number of accumulation units outstanding at end of period	23,188	29,807			
ING GNMA INCOME FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$11.28	$10.73	$10.29		
Value at end of period	$11.98	$11.28	$10.73		
Number of accumulation units outstanding at end of period	24,276	20,890	11,093		

	2008	2007	2006	2005	2004
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$19.91	$18.19	$15.14		
Value at end of period	$9.53	$19.91	$18.19		
Number of accumulation units outstanding at end of period	1,981	1,691	1,635		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$15.79	$15.85			
Value at end of period	$7.64	$15.79			
Number of accumulation units outstanding at end of period	1,544	1,382			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$14.86	$14.62	$12.62	$11.71	$11.23
Value at end of period	$9.89	$14.86	$14.62	$12.62	$11.71
Number of accumulation units outstanding at end of period	5,481	4,772	0	1,857	2,000
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.23	$11.31			
Value at end of period	$7.08	$11.23			
Number of accumulation units outstanding at end of period	66	414			
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.71	$12.31	$11.08	$10.67	
Value at end of period	$9.79	$12.71	$12.31	$11.08	
Number of accumulation units outstanding at end of period	2,448	2,447	32,544	25,825	
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.46	$13.69	$11.71	$9.99	
Value at end of period	$8.55	$14.46	$13.69	$11.71	
Number of accumulation units outstanding at end of period	10,563	14,378	473	5,573	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.17	$11.29			
Value at end of period	$6.80	$11.17			
Number of accumulation units outstanding at end of period	3,653	3,126			
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.83	$10.80			
Value at end of period	$8.33	$10.83			
Number of accumulation units outstanding at end of period	2,802	2,300			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$11.72	$10.78	$10.43	$10.28	$10.24
Value at end of period	$11.62	$11.72	$10.78	$10.43	$10.28
Number of accumulation units outstanding at end of period	20,571	32,635	23,802	5,098	19
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.20	$9.38			
Value at end of period	$6.37	$9.20			
Number of accumulation units outstanding at end of period	11,475	10,501			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.34	$11.54			
Value at end of period	$7.35	$11.34			
Number of accumulation units outstanding at end of period	5,373	7,982			
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.18	$11.33			
Value at end of period	$7.42	$11.18			
Number of accumulation units outstanding at end of period	16,995	16,480			
ING REAL ESTATE FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$15.92	$19.20	$14.20	$12.22	
Value at end of period	$10.26	$15.92	$19.20	$14.20	
Number of accumulation units outstanding at end of period	3,464	2,530	6,706	5,100	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$12.17	$11.74	$10.69	$10.54	
Value at end of period	$8.82	$12.17	$11.74	$10.69	
Number of accumulation units outstanding at end of period	17,652	14,332	4,712	650	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$12.63	$12.19	$12.16		
Value at end of period	$8.29	$12.63	$12.19		
Number of accumulation units outstanding at end of period	50,358	49,640	9,014		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$13.09	$12.54	$12.50		
Value at end of period	$8.17	$13.09	$12.54		
Number of accumulation units outstanding at end of period	73,308	57,242	7,289		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$13.51	$12.89	$11.34		
Value at end of period	$8.06	$13.51	$12.89		
Number of accumulation units outstanding at end of period	42,550	25,242	1,840		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$11.45	$10.99	$11.00		
Value at end of period	$9.45	$11.45	$10.99		
Number of accumulation units outstanding at end of period	13,821	4,994	159		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$12.93	$12.48	$12.47		
Value at end of period	$9.31	$12.93	$12.48		
Number of accumulation units outstanding at end of period	6,779	7,245	474		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS					
(Funds were first received in this option during November 2005)					
Value at beginning of period			$11.18	$10.86	
Value at end of period			$12.11	$11.18	
Number of accumulation units outstanding at end of period			0	1,260	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.98	$13.84			
Value at end of period	$8.92	$13.98			
Number of accumulation units outstanding at end of period	10,529	14,374			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.87	$17.15			
Value at end of period	$10.10	$16.87			
Number of accumulation units outstanding at end of period	1,748	1,161			
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.09	$10.41			
Value at end of period	$6.16	$10.09			
Number of accumulation units outstanding at end of period	20,826	17,690			
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.57	$12.01	$11.14		
Value at end of period	$8.95	$12.57	$12.01		
Number of accumulation units outstanding at end of period	572	343	3,296		
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$13.23	$12.73	$11.22	$10.37	
Value at end of period	$8.22	$13.23	$12.73	$11.22	
Number of accumulation units outstanding at end of period	18,231	19,190	17,467	8,603	
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$14.05	$13.46	$12.43	$11.30	$10.84
Value at end of period	$8.68	$14.05	$13.46	$12.43	$11.30
Number of accumulation units outstanding at end of period	3,951	2,888	3,033	17,098	10,298
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$13.10	$14.12	$12.53	$12.28	
Value at end of period	$8.61	$13.10	$14.12	$12.53	
Number of accumulation units outstanding at end of period	2,601	2,838	893	3,929	
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$11.36	$10.81	$10.48	$10.27	$10.24
Value at end of period	$10.15	$11.36	$10.81	$10.48	$10.27
Number of accumulation units outstanding at end of period	26,992	29,735	1,365	4,710	5,865
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.35	$10.81	$10.49	$10.48	
Value at end of period	$10.28	$11.35	$10.81	$10.49	
Number of accumulation units outstanding at end of period	5,901	2,211	0	6,523	
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$14.80	$14.07	$13.04		
Value at end of period	$10.14	$14.80	$14.07		
Number of accumulation units outstanding at end of period	382	2,157	2,301		

	2008	2007	2006	2005	2004
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.26	$11.68	$10.87	$10.41	
Value at end of period	$9.30	$12.26	$11.68	$10.87	
Number of accumulation units outstanding at end of period	307	871	3,880	2,970	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$13.44	$12.89	$11.48	$10.55	
Value at end of period	$8.52	$13.44	$12.89	$11.48	
Number of accumulation units outstanding at end of period	810	3,791	1,962	1,482	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.88	$12.31	$11.16	$10.49	
Value at end of period	$8.88	$12.88	$12.31	$11.16	
Number of accumulation units outstanding at end of period	1,474	2,071	12,744	9,853	
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period		$14.33	$12.87	$11.46	
Value at end of period		$14.29	$14.33	$12.87	
Number of accumulation units outstanding at end of period		0	6,456	5,349	
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$17.35	$15.84	$13.27	$11.08	
Value at end of period	$11.86	$17.35	$15.84	$13.27	
Number of accumulation units outstanding at end of period	6,999	18,450	10,634	3,452	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period		$11.58	$10.87	$9.87	
Value at end of period		$12.79	$11.58	$10.87	
Number of accumulation units outstanding at end of period		0	14,017	11,626	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$17.79	$16.16	$13.25	$11.61	
Value at end of period	$12.91	$17.79	$16.16	$13.25	
Number of accumulation units outstanding at end of period	2,929	2,004	14,315	11,173	
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$16.72	$14.56	$12.27	$10.88	
Value at end of period	$10.29	$16.72	$14.56	$12.27	
Number of accumulation units outstanding at end of period	27,128	24,370	16,517	23	
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$12.91	$11.44	$10.73	$10.34	$10.03
Value at end of period	$6.92	$12.91	$11.44	$10.73	$10.34
Number of accumulation units outstanding at end of period	798	4,482	609	386	282
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$30.07	$22.66	$18.25	$13.03	$11.76
Value at end of period	$15.49	$30.07	$22.66	$18.25	$13.03
Number of accumulation units outstanding at end of period	54	19	3,134	5,694	2,837

CFI 59

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
PAX WORLD BALANCED FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.82	$12.74	$11.60	$11.10	$10.66
Value at end of period	$9.49	$13.82	$12.74	$11.60	$11.10
Number of accumulation units outstanding at end of period	7,794	7,683	0	1,363	481
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$12.33	$11.63	$10.61	$10.45	$10.31
Value at end of period	$7.70	$12.33	$11.63	$10.61	$10.45
Number of accumulation units outstanding at end of period	5,444	3,620	5,238	15,956	7,728
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$14.64	$14.72	$12.38	$11.62	$11.17
Value at end of period	$9.48	$14.64	$14.72	$12.38	$11.62
Number of accumulation units outstanding at end of period	21,607	23,027	16,918	6,271	7,492
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$17.35	$14.93	$12.55	$11.44	$10.92
Value at end of period	$9.28	$17.35	$14.93	$12.55	$11.44
Number of accumulation units outstanding at end of period	428	346	0	5,932	5,713
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$14.79	$13.46	$12.24	$10.82	$10.56
Value at end of period	$8.93	$14.79	$13.46	$12.24	$10.82
Number of accumulation units outstanding at end of period	97,590	110,591	89,548	38,221	9,748
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.83	$13.47	$11.31	$11.05	$10.72
Value at end of period	$9.73	$13.83	$13.47	$11.31	$11.05
Number of accumulation units outstanding at end of period	2,922	2,587	0	1,907	1,987
VANGUARD® DIVERSIFIED VALUE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period			$12.25	$12.47	
Value at end of period			$14.38	$12.25	
Number of accumulation units outstanding at end of period			0	5,110	
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$14.20	$14.27			
Value at end of period	$9.69	$14.20			
Number of accumulation units outstanding at end of period	264	233			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$13.08	$12.76	$11.72	$11.29	
Value at end of period	$7.82	$13.08	$12.76	$11.72	
Number of accumulation units outstanding at end of period	2,718	2,387	0	15	
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.23	$12.85	$11.00	$10.73	$10.42
Value at end of period	$8.77	$13.23	$12.85	$11.00	$10.73
Number of accumulation units outstanding at end of period	79,788	91,793	72,170	24,537	2,260

Condensed Financial Information (continued)

TABLE 12
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during July 2005)					
Value at beginning of period		$31.96	$30.92	$29.06	
Value at end of period		$35.30	$31.96	$30.92	
Number of accumulation units outstanding at end of period		0	1,060	866	
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during April 206)					
Value at beginning of period	$13.81	$12.98	$12.36		
Value at end of period	$10.18	$14.15	$12.98		
Number of accumulation units outstanding at end of period	18	0	668		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$11.85				
Value at end of period	$7.87				
Number of accumulation units outstanding at end of period	62				
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$15.69		$13.12	$12.00	$10.13
Value at end of period	$11.81		$15.41	$13.12	$12.00
Number of accumulation units outstanding at end of period	570		0	2,632	
AMERICAN BALANCED FUND®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$12.60	$11.95	$10.80	$10.57	$9.93
Value at end of period	$9.27	$12.60	$11.95	$10.80	$10.57
Number of accumulation units outstanding at end of period	28,336	3	20,393	53,263	40,988
ARIEL APPRECIATION FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.78	$12.21	$11.12	$10.92	$9.92
Value at end of period	$6.98	$11.91	$12.21	$11.12	$10.92
Number of accumulation units outstanding at end of period	9,780	0	18,088	10,216	7,989
ARIEL FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.43	$12.78	$11.71	$12.04	
Value at end of period	$6.37	$12.43	$12.78	$11.71	
Number of accumulation units outstanding at end of period	24,153	261	7,302	4,246	
COLUMBIA MID CAP VALUE FUND					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$6.53				
Value at end of period	$6.09				
Number of accumulation units outstanding at end of period	54				
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$19.66	$16.69	$13.84	$11.55	$10.02
Value at end of period	$11.57	$19.66	$16.69	$13.84	$11.55
Number of accumulation units outstanding at end of period	70,565	16,168	37,354	22,318	14,504

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period		$15.30	$14.21	$11.63	$11.41
Value at end of period		$13.92	$15.30	$12.72	$11.63
Number of accumulation units outstanding at end of period		0	4,687	0	3,046
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$16.93	$14.56	$13.17	$11.39	$9.97
Value at end of period	$9.62	$16.93	$14.56	$13.17	$11.39
Number of accumulation units outstanding at end of period	49,359	27,835	36,984	3,773	75
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.62	$13.86			
Value at end of period	$7.73	$13.62			
Number of accumulation units outstanding at end of period	8,676	179			
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$14.75	$15.24	$14.10		
Value at end of period	$9.79	$14.75	$15.24		
Number of accumulation units outstanding at end of period	15,805	1,497	1,093		
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$14.10	$12.74	$11.96	$10.91	$10.75
Value at end of period	$8.03	$14.10	$12.74	$11.96	$10.91
Number of accumulation units outstanding at end of period	4,997	2,458	371	0	137
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.86	$14.38	$13.52		
Value at end of period	$10.11	$13.86	$14.38		
Number of accumulation units outstanding at end of period	7,526	5,158	4,376		
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.95	$10.64			
Value at end of period	$6.41	$10.95			
Number of accumulation units outstanding at end of period	1,975	7,998			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$15.66	$14.87	$12.99	$12.18	$11.78
Value at end of period	$9.14	$15.66	$14.87	$12.99	$12.18
Number of accumulation units outstanding at end of period	40,244	7,883	15,352	2,239	1,248
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during June 2005)					
Value at beginning of period		$11.23	$10.56	$9.09	
Value at end of period		$13.25	$11.23	$10.56	
Number of accumulation units outstanding at end of period		0	2,566	2,123	
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during August 2006)					
Value at beginning of period		$12.15	$11.12		
Value at end of period		$12.57	$12.15		
Number of accumulation units outstanding at end of period		0	4,484		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period		$12.70	$12.18		
Value at end of period		$13.68	$12.70		
Number of accumulation units outstanding at end of period		0	182		
ING FINANCIAL SERVICES FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.54				
Value at end of period	$6.76				
Number of accumulation units outstanding at end of period	346				
ING GNMA INCOME FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$11.51	$10.72	$10.35	$10.17	$9.85
Value at end of period	$11.95	$11.26	$10.72	$10.35	$10.17
Number of accumulation units outstanding at end of period	82,302	0	1,148	7,970	16,825
ING INDEX SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$7.50				
Value at end of period	$7.95				
Number of accumulation units outstanding at end of period	43				
ING INDEX SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$8.71				
Value at end of period	$8.90				
Number of accumulation units outstanding at end of period	112				
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$16.83				
Value at end of period	$9.51				
Number of accumulation units outstanding at end of period	4,521				
ING JANUS CONTRARIAN PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$5.46				
Value at end of period	$5.35				
Number of accumulation units outstanding at end of period	188				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$13.08				
Value at end of period	$7.63				
Number of accumulation units outstanding at end of period	8,095				
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$14.83	$14.59	$13.05		
Value at end of period	$9.86	$14.83	$14.59		
Number of accumulation units outstanding at end of period	9,340	2,322	481		
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$9.16	$12.17	$11.43		
Value at end of period	$5.01	$11.35	$12.17		
Number of accumulation units outstanding at end of period	1,712	0	112		

CFI 63

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$9.41				
Value at end of period	$7.07				
Number of accumulation units outstanding at end of period	1,157				
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$6.79				
Value at end of period	$7.03				
Number of accumulation units outstanding at end of period	1,955				
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period		$11.89	$11.27		
Value at end of period		$13.47	$11.89		
Number of accumulation units outstanding at end of period		0	79		
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$10.95	$10.88			
Value at end of period	$11.10	$10.95			
Number of accumulation units outstanding at end of period	6,640	21,834			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.44	$13.68	$11.70	$9.99	
Value at end of period	$8.54	$14.44	$13.68	$11.70	
Number of accumulation units outstanding at end of period	23,960	17,786	37,600	23,035	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.03				
Value at end of period	$6.79				
Number of accumulation units outstanding at end of period	12,530				
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.37				
Value at end of period	$8.32				
Number of accumulation units outstanding at end of period	7,270				
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$11.69	$10.76	$10.42	$10.28	$9.82
Value at end of period	$11.59	$11.69	$10.76	$10.42	$10.28
Number of accumulation units outstanding at end of period	22,598	14,312	38,339	14,979	11,973
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.20	$9.37			
Value at end of period	$6.36	$9.20			
Number of accumulation units outstanding at end of period	10,919	76			
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.58				
Value at end of period	$7.34				
Number of accumulation units outstanding at end of period	8,557				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$8.33	$10.60	$10.25		
Value at end of period	$7.79	$11.14	$10.60		
Number of accumulation units outstanding at end of period	4	0	194		
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.48				
Value at end of period	$7.41				
Number of accumulation units outstanding at end of period	515				
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.12	$11.36			
Value at end of period	$7.38	$11.12			
Number of accumulation units outstanding at end of period	0	114			
ING REAL ESTATE FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$15.89	$19.17	$14.19	$12.73	$10.76
Value at end of period	$10.23	$15.89	$19.17	$14.19	$12.73
Number of accumulation units outstanding at end of period	6,290	1,323	4,998	1,075	70
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.15	$11.73	$10.69	$10.64	
Value at end of period	$8.80	$12.15	$11.73	$10.69	
Number of accumulation units outstanding at end of period	45,726	29,978	63,224	1,333	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.61	$12.18	$10.92	$10.90	
Value at end of period	$8.27	$12.61	$12.18	$10.92	
Number of accumulation units outstanding at end of period	80,400	49,663	117,763	1,875	
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.07	$12.53	$11.08	$11.03	
Value at end of period	$8.15	$13.07	$12.53	$11.08	
Number of accumulation units outstanding at end of period	65,763	58,364	92,492	18,724	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$13.50	$12.88	$11.30	$11.28	
Value at end of period	$8.05	$13.50	$12.88	$11.30	
Number of accumulation units outstanding at end of period	61,319	52,905	79,685	16,084	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.44	$10.98	$10.31	$10.23	
Value at end of period	$9.43	$11.44	$10.98	$10.31	
Number of accumulation units outstanding at end of period	19,678	11,246	28,808	14	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.92	$12.47	$10.97	$10.95	
Value at end of period	$9.29	$12.92	$12.47	$10.97	
Number of accumulation units outstanding at end of period	30,306	7,410	15,682	2,358	

CFI 65

	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - I CLASS					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.01	$10.67	$10.20		
Value at end of period	$6.78	$12.01	$10.67		
Number of accumulation units outstanding at end of period	597	2,646	6		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS					
(Funds were first received in this option during June 2005)					
Value at beginning of period		$12.09	$11.17	$10.11	
Value at end of period		$13.57	$12.09	$11.17	
Number of accumulation units outstanding at end of period		0	10,118	7,294	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.98	$13.65	$11.55	$11.67	
Value at end of period	$8.90	$13.95	$13.65	$11.55	
Number of accumulation units outstanding at end of period	8,587	0	15,001	9,727	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$12.22	$12.64	$11.26	$10.70	$10.36
Value at end of period	$7.87	$13.75	$12.64	$11.26	$10.70
Number of accumulation units outstanding at end of period	10,112	0	17,967	12,293	1,200
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$12.93	$13.32	$11.58	$11.27	$10.97
Value at end of period	$8.16	$12.93	$13.32	$11.58	$11.27
Number of accumulation units outstanding at end of period	20,107	16,764	85,103	77,648	5,139
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$9.71	$12.34	$11.39		
Value at end of period	$6.15	$10.08	$12.34		
Number of accumulation units outstanding at end of period	6,696	0	263		
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$12.54	$12.04			
Value at end of period	$8.93	$12.54			
Number of accumulation units outstanding at end of period	27	12,528			
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$13.20	$12.71	$11.21	$10.72	
Value at end of period	$8.20	$13.20	$12.71	$11.21	
Number of accumulation units outstanding at end of period	8,952	9,807	12,615	5,769	
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$14.03	$13.44	$12.42	$12.45	
Value at end of period	$8.66	$14.03	$13.44	$12.42	
Number of accumulation units outstanding at end of period	13,959	2,418	4,335	2,219	
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$13.08	$14.10	$12.52	$11.74	
Value at end of period	$8.59	$13.08	$14.10	$12.52	
Number of accumulation units outstanding at end of period	1,014	1,744	27,055	23,924	

	2008	2007	2006	2005	2004
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$11.34	$10.80	$10.47	$10.26	$10.23
Value at end of period	$10.13	$11.34	$10.80	$10.47	$10.26
Number of accumulation units outstanding at end of period	5,022	4,485	17,519	0	2,358
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.33	$10.80	$10.48	$10.27	$9.95
Value at end of period	$10.26	$11.33	$10.80	$10.48	$10.27
Number of accumulation units outstanding at end of period	62,189	8,050	92,040	91,638	8,233
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period		$16.14	$12.55	$11.20	
Value at end of period		$18.18	$16.14	$12.55	
Number of accumulation units outstanding at end of period		0	5,066	2,014	
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$9.46				
Value at end of period	$10.12				
Number of accumulation units outstanding at end of period	790				
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$12.24	$11.67	$10.86	$10.54	$10.49
Value at end of period	$9.27	$12.24	$11.67	$10.86	$10.54
Number of accumulation units outstanding at end of period	26	33	130,558	132,088	2
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.41	$12.88	$11.47	$10.89	$9.88
Value at end of period	$8.50	$13.41	$12.88	$11.47	$10.89
Number of accumulation units outstanding at end of period	805	315	15,014	6,766	550
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.85	$12.29	$11.15	$10.74	$9.92
Value at end of period	$8.86	$12.85	$12.29	$11.15	$10.74
Number of accumulation units outstanding at end of period	22,936	6,055	57,010	73,151	1,234
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$12.26	$14.31	$12.85	$11.96	
Value at end of period	$8.56	$14.26	$14.31	$12.85	
Number of accumulation units outstanding at end of period	3,775	0	3,868	1,952	
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$16.75	$15.82	$13.26	$11.81	$10.05
Value at end of period	$11.83	$17.31	$15.82	$13.26	$11.81
Number of accumulation units outstanding at end of period	2,955	0	10,316	4,597	3,190
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$17.75	$16.14	$14.88		
Value at end of period	$12.88	$17.75	$16.14		
Number of accumulation units outstanding at end of period	11,046	75	175		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.27				
Value at end of period	$6.91				
Number of accumulation units outstanding at end of period	35,500				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$16.69	$14.54	$12.26	$11.13	$9.90
Value at end of period	$10.27	$16.69	$14.54	$12.26	$11.13
Number of accumulation units outstanding at end of period	12,105	2,041	6	11,763	12,454
OPCAP MID CAP PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$5.67				
Value at end of period	$5.67				
Number of accumulation units outstanding at end of period	5,536				
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period		$11.43	$10.72	$10.33	$9.69
Value at end of period		$12.88	$11.43	$10.72	$10.33
Number of accumulation units outstanding at end of period		0	2,902	0	128
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$26.33	$22.62	$18.23	$16.87	
Value at end of period	$15.46	$30.01	$22.62	$18.23	
Number of accumulation units outstanding at end of period	4,926	0	1,773	737	
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$13.49				
Value at end of period	$9.36				
Number of accumulation units outstanding at end of period	40				
PAX WORLD BALANCED FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.79	$12.72	$11.59	$11.10	$11.00
Value at end of period	$9.47	$13.79	$12.72	$11.59	$11.10
Number of accumulation units outstanding at end of period	473	44	14,447	1,797	218
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$10.26				
Value at end of period	$10.37				
Number of accumulation units outstanding at end of period	167				
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$5.37				
Value at end of period	$5.28				
Number of accumulation units outstanding at end of period	19				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.30	$11.61	$10.60	$10.54	
Value at end of period	$7.68	$12.30	$11.61	$10.60	
Number of accumulation units outstanding at end of period	19,748	5,404	15,382	1,647	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.33	$14.70	$12.37	$11.62	$10.18
Value at end of period	$9.45	$14.62	$14.70	$12.37	$11.62
Number of accumulation units outstanding at end of period	231	0	1,707	13,005	15,695
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$14.76	$13.44	$12.23	$10.82	$10.00
Value at end of period	$8.90	$14.76	$13.44	$12.23	$10.82
Number of accumulation units outstanding at end of period	88,105	11,255	42,716	45,921	37,891
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$13.81	$13.45	$11.69		
Value at end of period	$9.71	$13.81	$13.45		
Number of accumulation units outstanding at end of period	26,112	123	9,493		
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$13.07				
Value at end of period	$9.67				
Number of accumulation units outstanding at end of period	3,616				
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.47				
Value at end of period	$7.80				
Number of accumulation units outstanding at end of period	72				
WANGER INTERNATIONAL SMALL CAP					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$5.75				
Value at end of period	$5.66				
Number of accumulation units outstanding at end of period	83				
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.21	$12.84	$10.99	$10.73	$9.95
Value at end of period	$8.74	$13.21	$12.84	$10.99	$10.73
Number of accumulation units outstanding at end of period	64,539	16,394	17,709	34,428	30,562

TABLE 13

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$13.37	$13.76			
Value at end of period	$7.85	$13.37			
Number of accumulation units outstanding at end of period	0	2,438			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
AMERICAN BALANCED FUND®					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$12.58	$11.93	$10.79	$10.73	
Value at end of period	$9.25	$12.58	$11.93	$10.79	
Number of accumulation units outstanding at end of period	29,722	2,744	177	89	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$19.62	$18.16			
Value at end of period	$11.54	$19.62			
Number of accumulation units outstanding at end of period	29,008	23,614			
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$13.90	$15.13			
Value at end of period	$9.39	$13.90			
Number of accumulation units outstanding at end of period	29	1,895			
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$16.89	$14.53	$13.16	$11.06	
Value at end of period	$9.60	$16.89	$14.53	$13.16	
Number of accumulation units outstanding at end of period	59,626	43,926	8,780	2,698	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$13.07				
Value at end of period	$7.71				
Number of accumulation units outstanding at end of period	991				
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$14.72	$15.22	$13.14	$11.85	
Value at end of period	$9.76	$14.72	$15.22	$13.14	
Number of accumulation units outstanding at end of period	8,951	2,544	2,204	834	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$12.90				
Value at end of period	$10.08				
Number of accumulation units outstanding at end of period	31				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$10.94	$11.16			
Value at end of period	$6.40	$10.94			
Number of accumulation units outstanding at end of period	0	2,584			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$15.63	$15.63			
Value at end of period	$9.12	$15.63			
Number of accumulation units outstanding at end of period	2,248	11,838			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$12.19				
Value at end of period	$7.57				
Number of accumulation units outstanding at end of period	4,072				

	2008	2007	2006	2005	2004
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$14.93	$14.35			
Value at end of period	$9.01	$14.93			
Number of accumulation units outstanding at end of period	4,732	300			
ING GNMA INCOME FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$11.24	$10.95			
Value at end of period	$11.92	$11.24			
Number of accumulation units outstanding at end of period	0	7,327			
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$19.83	$21.71			
Value at end of period	$9.48	$19.83			
Number of accumulation units outstanding at end of period	8,318	10,933			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$15.76	$15.82			
Value at end of period	$7.62	$15.76			
Number of accumulation units outstanding at end of period	2,145	2,191			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$14.80	$15.78			
Value at end of period	$9.84	$14.80			
Number of accumulation units outstanding at end of period	16,875	16,099			
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.21	$11.29			
Value at end of period	$7.06	$11.21			
Number of accumulation units outstanding at end of period	0	15,781			
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.17	$11.24			
Value at end of period	$7.02	$11.17			
Number of accumulation units outstanding at end of period	48,741	46,182			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.42	$13.67	$11.70	$9.74	
Value at end of period	$8.52	$14.42	$13.67	$11.70	
Number of accumulation units outstanding at end of period	0	5,101	4,464	1,232	
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$11.67	$10.75	$10.41	$10.28	$10.19
Value at end of period	$11.56	$11.67	$10.75	$10.41	$10.28
Number of accumulation units outstanding at end of period	11,862	3,814	1,187	1,138	1,268
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.19	$9.36			
Value at end of period	$6.35	$9.19			
Number of accumulation units outstanding at end of period	0	22			

	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.16	$11.31			
Value at end of period	$7.40	$11.16			
Number of accumulation units outstanding at end of period	22,741	21,764			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.07				
Value at end of period	$7.37				
Number of accumulation units outstanding at end of period	3,364				
ING REAL ESTATE FUND					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$15.86	$18.30			
Value at end of period	$10.21	$15.86			
Number of accumulation units outstanding at end of period	2,221	2,289			
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$12.14	$11.72	$10.69	$10.42	
Value at end of period	$8.79	$12.14	$11.72	$10.69	
Number of accumulation units outstanding at end of period	61,297	17,761	3,437	2,133	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$12.60	$12.81			
Value at end of period	$8.26	$12.60			
Number of accumulation units outstanding at end of period	65,597	5,001			
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$11.84				
Value at end of period	$8.14				
Number of accumulation units outstanding at end of period	45,201				
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$12.19	$12.87	$11.29	$10.87	
Value at end of period	$8.03	$13.48	$12.87	$11.29	
Number of accumulation units outstanding at end of period	4,053	0	6	10	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$11.43				
Value at end of period	$9.42				
Number of accumulation units outstanding at end of period	26,896				
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$12.90	$13.33			
Value at end of period	$9.27	$12.90			
Number of accumulation units outstanding at end of period	2,501	2,286			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$12.65				
Value at end of period	$8.88				
Number of accumulation units outstanding at end of period	62				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$13.73	$12.62	$11.25	$10.47	
Value at end of period	$7.85	$13.73	$12.62	$11.25	
Number of accumulation units outstanding at end of period	0	2,006	1,778	1,035	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.85	$17.12			
Value at end of period	$10.08	$16.85			
Number of accumulation units outstanding at end of period	22,722	23,406			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$12.90	$13.30	$11.57	$11.05	
Value at end of period	$8.14	$12.90	$13.30	$11.57	
Number of accumulation units outstanding at end of period	0	4,142	3,630	1,277	
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.07	$10.39			
Value at end of period	$6.14	$10.07			
Number of accumulation units outstanding at end of period	21	7			
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.17	$12.69	$11.20	$10.75	$9.80
Value at end of period	$8.18	$13.17	$12.69	$11.20	$10.75
Number of accumulation units outstanding at end of period	41,516	41,288	1,414	444	2,261
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$14.00	$13.42	$12.41	$11.29	$9.99
Value at end of period	$8.64	$14.00	$13.42	$12.41	$11.29
Number of accumulation units outstanding at end of period	10,436	1,506	459	292	654
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.05	$14.08	$13.97	$11.76	$10.27
Value at end of period	$8.57	$13.05	$14.08	$12.51	$11.76
Number of accumulation units outstanding at end of period	1,834	1,303	186	0	2,376
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$11.31	$11.10			
Value at end of period	$10.11	$11.31			
Number of accumulation units outstanding at end of period	5,072	4,979			
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$11.31	$10.78	$10.47	$10.24	
Value at end of period	$10.23	$11.31	$10.78	$10.47	
Number of accumulation units outstanding at end of period	980	4,390	2,271	808	
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$18.14	$16.11	$12.54	$11.34	
Value at end of period	$10.31	$18.14	$16.11	$12.54	
Number of accumulation units outstanding at end of period	14	721	581	232	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$13.52	$14.03	$12.10	$11.71	
Value at end of period	$10.09	$14.75	$14.03	$12.10	
Number of accumulation units outstanding at end of period	31	0	5	9	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$12.21	$12.17			
Value at end of period	$9.25	$12.21			
Number of accumulation units outstanding at end of period	0	586			
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$13.38	$13.60			
Value at end of period	$8.48	$13.38			
Number of accumulation units outstanding at end of period	0	191			
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$12.83	$12.93			
Value at end of period	$8.84	$12.83			
Number of accumulation units outstanding at end of period	0	12,161			
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$14.23	$14.29	$12.84	$11.61	
Value at end of period	$8.54	$14.23	$14.29	$12.84	
Number of accumulation units outstanding at end of period	5,655	4,275	3,787	1,266	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$16.86				
Value at end of period	$12.85				
Number of accumulation units outstanding at end of period	2,706				
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.37				
Value at end of period	$6.90				
Number of accumulation units outstanding at end of period	241				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$15.06				
Value at end of period	$10.24				
Number of accumulation units outstanding at end of period	90				
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$12.86	$13.27			
Value at end of period	$6.89	$12.86			
Number of accumulation units outstanding at end of period	0	17,658			
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$29.95	$28.92			
Value at end of period	$15.42	$29.95			
Number of accumulation units outstanding at end of period	0	6,638			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
PAX WORLD BALANCED FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$13.77	$12.70	$11.58	$10.86	
Value at end of period	$9.45	$13.77	$12.70	$11.58	
Number of accumulation units outstanding at end of period	1,481	9,557	8,660	948	
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$11.48				
Value at end of period	$10.35				
Number of accumulation units outstanding at end of period	5,546				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$12.28	$11.60	$10.59	$10.44	$10.07
Value at end of period	$7.66	$12.28	$11.60	$10.59	$10.44
Number of accumulation units outstanding at end of period	5,382	4,383	6	10	4,420
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$14.59	$15.29			
Value at end of period	$9.43	$14.59			
Number of accumulation units outstanding at end of period	0	12,608			
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$17.29	$16.06			
Value at end of period	$9.23	$17.29			
Number of accumulation units outstanding at end of period	23,841	19,946			
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$14.73	$14.47			
Value at end of period	$8.88	$14.73			
Number of accumulation units outstanding at end of period	45,109	40,247			
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$12.81				
Value at end of period	$9.69				
Number of accumulation units outstanding at end of period	4,265				
WASHINGTON MUTUAL INVESTORS FUND[SM]					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$11.32				
Value at end of period	$8.72				
Number of accumulation units outstanding at end of period	16,867				

Condensed Financial Information (continued)

TABLE 14

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$32.64				
Value at end of period	$24.98				
Number of accumulation units outstanding at end of period	267				
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.97				
Value at end of period	$7.83				
Number of accumulation units outstanding at end of period	1,761				
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$11.77				
Value at end of period	$11.75				
Number of accumulation units outstanding at end of period	0				
AMERICAN BALANCED FUND®					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$12.56	$11.92	$10.78	$10.57	$9.90
Value at end of period	$9.22	$12.56	$11.92	$10.78	$10.57
Number of accumulation units outstanding at end of period	8,385	9,504	10,487	9,696	8,141
ARIEL APPRECIATION FUND					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$11.86	$12.17	$11.10	$11.01	
Value at end of period	$6.95	$11.86	$12.17	$11.10	
Number of accumulation units outstanding at end of period	5,308	59	3,545	3	
ARIEL FUND					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$12.38	$12.75	$11.68	$11.92	
Value at end of period	$6.34	$12.38	$12.75	$11.68	
Number of accumulation units outstanding at end of period	11,035	6,116	1,053	2,337	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$19.58	$16.64	$13.82	$11.80	
Value at end of period	$11.52	$19.58	$16.64	$13.82	
Number of accumulation units outstanding at end of period	19,776	30,582	11,418	3,309	
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.87	$15.25	$12.69	$12.78	
Value at end of period	$9.37	$13.87	$15.25	$12.69	
Number of accumulation units outstanding at end of period	6,068	5,423	4,641	4,375	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$16.86	$14.51	$13.15	$11.38	$9.96
Value at end of period	$9.58	$16.86	$14.51	$13.15	$11.38
Number of accumulation units outstanding at end of period	50,973	60,747	12,660	9,993	7,423

CFI 76

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$13.57	$13.52	$13.39		
Value at end of period	$7.69	$13.57	$13.52		
Number of accumulation units outstanding at end of period	0	5,737	1,792		
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.62	$10.86	$10.28	$9.84	$8.93
Value at end of period	$7.11	$13.62	$10.86	$10.28	$9.84
Number of accumulation units outstanding at end of period	0	1,705	1,481	0	2,107
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$14.69	$15.20	$13.12	$13.07	
Value at end of period	$9.74	$14.69	$15.20	$13.12	
Number of accumulation units outstanding at end of period	136	5,352	2,966	80	
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$14.04	$12.70	$11.93	$12.00	
Value at end of period	$7.99	$14.04	$12.70	$11.93	
Number of accumulation units outstanding at end of period	865	4,672	309	230	
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.93	$10.63			
Value at end of period	$6.39	$10.93			
Number of accumulation units outstanding at end of period	25,334	22,727			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$15.60	$14.82	$12.97	$12.92	
Value at end of period	$9.09	$15.60	$14.82	$12.97	
Number of accumulation units outstanding at end of period	11,264	15,240	5,706	1,546	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.19	$11.57			
Value at end of period	$7.87	$13.19			
Number of accumulation units outstanding at end of period	2,028	2,029			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$10.31	$10.91			
Value at end of period	$6.74	$10.31			
Number of accumulation units outstanding at end of period	6,145	6,143			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.52	$12.12	$10.73	$10.78	
Value at end of period	$7.55	$12.52	$12.12	$10.73	
Number of accumulation units outstanding at end of period	1,442	9,472	3,392	25	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$13.64	$12.68	$12.73		
Value at end of period	$9.64	$13.64	$12.68		
Number of accumulation units outstanding at end of period	220	3,790	906		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING GNMA INCOME FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$11.22	$10.69	$10.33	$10.16	$10.09
Value at end of period	$11.89	$11.22	$10.69	$10.33	$10.16
Number of accumulation units outstanding at end of period	20,379	16,457	13,914	12,107	403
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$19.79	$18.11	$17.74		
Value at end of period	$9.46	$19.79	$18.11		
Number of accumulation units outstanding at end of period	30	1,153	791		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$15.75	$15.81			
Value at end of period	$7.61	$15.75			
Number of accumulation units outstanding at end of period	0	758			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$14.77	$14.55	$12.59	$12.59	
Value at end of period	$9.81	$14.77	$14.55	$12.59	
Number of accumulation units outstanding at end of period	0	2,450	3,049	84	
ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.08	$11.23			
Value at end of period	$6.64	$11.08			
Number of accumulation units outstanding at end of period	0	685			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.08	$12.41	$11.37	$11.39	
Value at end of period	$7.27	$12.08	$12.41	$11.37	
Number of accumulation units outstanding at end of period	5,703	4,775	4,680	2,765	
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$11.32	$12.41			
Value at end of period	$5.00	$11.32			
Number of accumulation units outstanding at end of period	3,153	7,424			
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.20	$11.28			
Value at end of period	$7.05	$11.20			
Number of accumulation units outstanding at end of period	7,164	6,740			
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$13.43	$12.41			
Value at end of period	$7.94	$13.43			
Number of accumulation units outstanding at end of period	10,138	10,134			
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$18.30	$16.18			
Value at end of period	$9.16	$18.30			
Number of accumulation units outstanding at end of period	5,261	4,547			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.63	$12.26	$11.05	$11.07	
Value at end of period	$9.72	$12.63	$12.26	$11.05	
Number of accumulation units outstanding at end of period	462	422	196	121	
ING NEUBERGER BERMAN PARTNERS PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$11.32	$11.67			
Value at end of period	$5.47	$11.32			
Number of accumulation units outstanding at end of period	0	84			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.40	$13.65	$11.69	$10.07	
Value at end of period	$8.50	$14.40	$13.65	$11.69	
Number of accumulation units outstanding at end of period	16,653	16,515	8,014	1,168	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.15	$11.26			
Value at end of period	$6.77	$11.15			
Number of accumulation units outstanding at end of period	1,349	2,620			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$11.65	$10.73	$10.40	$10.37	
Value at end of period	$11.53	$11.65	$10.73	$10.40	
Number of accumulation units outstanding at end of period	429	1,990	1,567	8	
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.18	$9.36			
Value at end of period	$6.34	$9.18			
Number of accumulation units outstanding at end of period	418	9,092			
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.31	$11.51			
Value at end of period	$7.32	$11.31			
Number of accumulation units outstanding at end of period	1,064	952			
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.15	$11.30			
Value at end of period	$7.39	$11.15			
Number of accumulation units outstanding at end of period	232	3,926			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$11.10	$10.61	$10.65		
Value at end of period	$7.36	$11.10	$10.61		
Number of accumulation units outstanding at end of period	0	665	562		
ING REAL ESTATE FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$15.83	$19.11	$14.16	$12.72	$10.53
Value at end of period	$10.18	$15.83	$19.11	$14.16	$12.72
Number of accumulation units outstanding at end of period	2,500	3,137	1,864	5,232	2,494

	2008	2007	2006	2005	2004
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$7.30				
Value at end of period	$6.96				
Number of accumulation units outstanding at end of period	1,015				
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$12.12	$11.71	$10.68	$10.41	
Value at end of period	$8.77	$12.12	$11.71	$10.68	
Number of accumulation units outstanding at end of period	66,806	45,817	12,542	237	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$12.58	$12.16	$10.91	$10.55	
Value at end of period	$8.24	$12.58	$12.16	$10.91	
Number of accumulation units outstanding at end of period	33,986	32,288	14,835	2,833	
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$13.03	$12.51	$11.07	$10.63	
Value at end of period	$8.12	$13.03	$12.51	$11.07	
Number of accumulation units outstanding at end of period	66,360	54,259	19,962	10,893	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$13.46	$12.86	$11.29	$10.77	
Value at end of period	$8.02	$13.46	$12.86	$11.29	
Number of accumulation units outstanding at end of period	27,120	26,705	10,046	1,436	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$11.41	$10.96	$10.36		
Value at end of period	$9.40	$11.41	$10.96		
Number of accumulation units outstanding at end of period	1,081	2,801	62		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$12.88	$12.45	$12.40		
Value at end of period	$9.25	$12.88	$12.45		
Number of accumulation units outstanding at end of period	85,128	45,720	37		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$11.61				
Value at end of period	$6.76				
Number of accumulation units outstanding at end of period	450				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.90	$13.71			
Value at end of period	$8.86	$13.90			
Number of accumulation units outstanding at end of period	3,700	3,411			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.70	$12.60	$11.24	$11.29	
Value at end of period	$7.84	$13.70	$12.60	$11.24	
Number of accumulation units outstanding at end of period	11,813	13,424	4,154	1,352	

	2008	2007	2006	2005	2004
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$12.81	$13.07			
Value at end of period	$7.55	$12.81			
Number of accumulation units outstanding at end of period	0	5			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.83	$17.11			
Value at end of period	$10.06	$16.83			
Number of accumulation units outstanding at end of period	3,110	4,871			
ING UBS U.S. SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period		$10.18			
Value at end of period		$10.12			
Number of accumulation units outstanding at end of period		1,148			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period	$12.88	$13.28	$11.56	$11.28	
Value at end of period	$8.12	$12.88	$13.28	$11.56	
Number of accumulation units outstanding at end of period	19,079	23,331	11,129	6,682	
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.07	$10.38			
Value at end of period	$6.13	$10.07			
Number of accumulation units outstanding at end of period	82	3,183			
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.15	$12.67	$11.19	$10.75	$9.67
Value at end of period	$8.16	$13.15	$12.67	$11.19	$10.75
Number of accumulation units outstanding at end of period	7,294	9,199	4,710	6,751	6,689
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.97	$13.40	$12.39	$11.29	$9.73
Value at end of period	$8.62	$13.97	$13.40	$12.39	$11.29
Number of accumulation units outstanding at end of period	7,010	6,379	2,581	1	388
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.02	$14.06	$12.50	$11.75	$9.88
Value at end of period	$8.55	$13.02	$14.06	$12.50	$11.75
Number of accumulation units outstanding at end of period	8,753	3,794	5,891	2	1,027
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$11.29	$10.76	$10.45	$10.26	$10.21
Value at end of period	$10.08	$11.29	$10.76	$10.45	$10.26
Number of accumulation units outstanding at end of period	14,088	12,283	10,091	9,405	4,349
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$11.28	$10.77	$10.42	$10.26	$10.09
Value at end of period	$10.21	$11.28	$10.77	$10.45	$10.26
Number of accumulation units outstanding at end of period	16,571	11,961	4,851	0	1,500

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during December 2004)					
Value at beginning of period			$12.53	$11.54	$11.27
Value at end of period			$16.09	$12.53	$11.54
Number of accumulation units outstanding at end of period			0	2,228	1,298
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$11.03				
Value at end of period	$11.05				
Number of accumulation units outstanding at end of period	687				
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$14.06				
Value at end of period	$10.07				
Number of accumulation units outstanding at end of period	936				
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$12.19	$11.63	$10.84	$10.53	$9.91
Value at end of period	$9.23	$12.19	$11.63	$10.84	$10.53
Number of accumulation units outstanding at end of period	4,565	1,544	43	451	605
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.36	$12.84	$11.45	$10.88	$9.73
Value at end of period	$8.46	$13.36	$12.84	$11.45	$10.88
Number of accumulation units outstanding at end of period	28,741	10,618	242	7,031	8,778
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$12.80	$12.25	$11.13	$10.73	$9.82
Value at end of period	$8.81	$12.80	$12.25	$11.13	$10.73
Number of accumulation units outstanding at end of period	45,902	27,115	603	2,920	1,748
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$14.21	$14.27	$12.83	$11.98	$11.65
Value at end of period	$8.52	$14.21	$14.27	$12.83	$11.98
Number of accumulation units outstanding at end of period	11,120	13,116	358	13,019	6,143
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$17.25	$15.78	$13.23	$11.80	$11.54
Value at end of period	$11.77	$17.25	$15.78	$13.23	$11.80
Number of accumulation units outstanding at end of period	3,421	3,380	113	10,892	8,245
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.72	$11.53	$10.84	$10.89	
Value at end of period	$7.93	$12.72	$11.53	$10.84	
Number of accumulation units outstanding at end of period	865	989	504	236	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during July 2005)					
Value at beginning of period	$17.68	$16.09	$13.21	$12.14	
Value at end of period	$12.82	$17.68	$16.09	$13.21	
Number of accumulation units outstanding at end of period	5,219	6,902	175	44	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$10.75				
Value at end of period	$6.90				
Number of accumulation units outstanding at end of period	368				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$16.63	$14.50	$12.23	$11.12	$10.93
Value at end of period	$10.22	$16.63	$14.50	$12.23	$11.12
Number of accumulation units outstanding at end of period	3,118	7,472	7,472	6,622	4,726
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$12.83	$13.65			
Value at end of period	$6.87	$12.83			
Number of accumulation units outstanding at end of period	0	15			
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$29.89	$22.56	$18.20	$13.02	$12.42
Value at end of period	$15.38	$29.89	$22.56	$18.20	$13.02
Number of accumulation units outstanding at end of period	11,351	11,968	1,949	7,797	4,445
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$15.75	$15.50			
Value at end of period	$9.31	$15.75			
Number of accumulation units outstanding at end of period	61	121			
PAX WORLD BALANCED FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.74	$12.68	$11.57	$11.61	
Value at end of period	$9.42	$13.74	$12.68	$11.57	
Number of accumulation units outstanding at end of period	510	784	249	267	
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$12.26	$11.58	$10.58	$10.44	$9.86
Value at end of period	$7.65	$12.26	$11.58	$10.58	$10.44
Number of accumulation units outstanding at end of period	10,964	21,832	167	3,755	4,664
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$17.25	$16.03			
Value at end of period	$9.21	$17.25			
Number of accumulation units outstanding at end of period	1,677	1,359			
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$14.70	$13.40	$12.21	$10.81	$10.61
Value at end of period	$8.86	$14.70	$13.40	$12.21	$10.81
Number of accumulation units outstanding at end of period	38,240	40,795	15,144	23,142	13,509
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.75	$13.41	$11.28	$11.32	
Value at end of period	$9.66	$13.75	$13.41	$11.28	
Number of accumulation units outstanding at end of period	5,661	10,956	7,481	29	

CFI 83

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$14.12	$13.74			
Value at end of period	$9.62	$14.12			
Number of accumulation units outstanding at end of period	0	3,243			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.01	$12.81			
Value at end of period	$7.76	$13.01			
Number of accumulation units outstanding at end of period	0	21			
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.16	$12.80	$10.97	$10.72	$9.90
Value at end of period	$8.70	$13.16	$12.80	$10.97	$10.72
Number of accumulation units outstanding at end of period	15,133	7,538	8,440	13,066	9,936

TABLE 15
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$13.32	$12.76	$11.30
Value at end of period	$7.81	$13.32	$12.76
Number of accumulation units outstanding at end of period	6,124	333	2,628
ALLIANZ NFJ SMALL-CAP VALUE FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$16.11	$15.35	$13.98
Value at end of period	$11.72	$16.11	$15.35
Number of accumulation units outstanding at end of period	16,745	17,728	16,924
AMERICAN BALANCED FUND®			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.53	$11.90	$10.97
Value at end of period	$9.20	$12.53	$11.90
Number of accumulation units outstanding at end of period	4,758	16,802	3,400
ARIEL APPRECIATION FUND			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.84	$12.15	$10.52
Value at end of period	$6.93	$11.84	$12.15
Number of accumulation units outstanding at end of period	888	887	888
ARIEL FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.36	$12.73	$12.44
Value at end of period	$6.32	$12.36	$12.73
Number of accumulation units outstanding at end of period	3,705	4,510	4,030

Condensed Financial Information (continued)

	2008	2007	2006
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$19.54	$16.62	$13.97
Value at end of period	$11.49	$19.54	$16.62
Number of accumulation units outstanding at end of period	2,740	809	512
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period		$15.23	$14.74
Value at end of period		$13.84	$15.23
Number of accumulation units outstanding at end of period		0	2,643
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$16.83	$14.49	$13.13
Value at end of period	$9.55	$16.83	$14.49
Number of accumulation units outstanding at end of period	14,139	13,706	10,058
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$13.54	$13.51	$11.81
Value at end of period	$7.67	$13.54	$13.51
Number of accumulation units outstanding at end of period	0	3,616	189
FRANKLIN SMALL CAP VALUE SECURITIES FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$14.66	$15.18	$14.27
Value at end of period	$9.72	$14.66	$15.18
Number of accumulation units outstanding at end of period	1,346	2,376	2,650
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$14.02	$12.68	$12.66
Value at end of period	$7.97	$14.02	$12.68
Number of accumulation units outstanding at end of period	4,162	3,384	2,510
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.78	$14.44	
Value at end of period	$10.03	$13.78	
Number of accumulation units outstanding at end of period	0	1,363	
ING BARON ASSET PORTFOLIO			
(Funds were first received in this option during July 2007)			
Value at beginning of period	$10.92	$10.62	
Value at end of period	$6.38	$10.92	
Number of accumulation units outstanding at end of period	3,547	4,082	
ING BARON SMALL CAP GROWTH PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$15.57	$14.80	$13.88
Value at end of period	$9.07	$15.57	$14.80
Number of accumulation units outstanding at end of period	16,166	13,631	12,274
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$9.90		
Value at end of period	$6.73		
Number of accumulation units outstanding at end of period	2,213		

	2008	2007	2006
ING DAVIS NEW YORK VENTURE PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$12.49	$12.10	$10.68
Value at end of period	$7.53	$12.49	$12.10
Number of accumulation units outstanding at end of period	422	514	327
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$12.43		
Value at end of period	$9.62		
Number of accumulation units outstanding at end of period	13		
ING GNMA INCOME FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$11.20	$10.67	$10.31
Value at end of period	$11.86	$11.20	$10.67
Number of accumulation units outstanding at end of period	9,001	735	4,398
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$19.75	$18.08	$15.23
Value at end of period	$9.44	$19.75	$18.08
Number of accumulation units outstanding at end of period	1,425	1,316	1,035
ING LEGG MASON VALUE PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$11.30	$12.14	$12.00
Value at end of period	$4.99	$11.30	$12.14
Number of accumulation units outstanding at end of period	602	99	2
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.19	$11.27	
Value at end of period	$7.04	$11.19	
Number of accumulation units outstanding at end of period	58,225	52,662	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$18.27	$15.30	$13.09
Value at end of period	$9.14	$18.27	$15.30
Number of accumulation units outstanding at end of period	172	152	119
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$14.38	$13.64	$12.29
Value at end of period	$8.49	$14.38	$13.64
Number of accumulation units outstanding at end of period	13,164	15,777	14,061
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$13.33	$13.07	$11.80
Value at end of period	$8.50	$13.33	$13.07
Number of accumulation units outstanding at end of period	189	189	189
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$11.62	$10.71	$10.39
Value at end of period	$11.50	$11.62	$10.71
Number of accumulation units outstanding at end of period	34,072	25,396	22,054

Condensed Financial Information (continued)

	2008	2007	2006
ING PIONEER EQUITY INCOME PORTFOLIO - I CLASS			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$9.17	$9.35	
Value at end of period	$6.34	$9.17	
Number of accumulation units outstanding at end of period	0	98	
ING PIONEER FUND PORTFOLIO - CLASS I			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.30	$11.50	
Value at end of period	$7.31	$11.30	
Number of accumulation units outstanding at end of period	1,436	2,341	
ING PIONEER HIGH YIELD PORTFOLIO			
(Funds were first received in this option during August 2007)			
Value at beginning of period	$11.11	$10.83	
Value at end of period	$7.76	$11.11	
Number of accumulation units outstanding at end of period	0	54	
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.14	$11.29	
Value at end of period	$7.38	$11.14	
Number of accumulation units outstanding at end of period	333	423	
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$10.50		
Value at end of period	$7.35		
Number of accumulation units outstanding at end of period	1,923		
ING REAL ESTATE FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$15.80	$19.09	$15.53
Value at end of period	$10.16	$15.80	$19.09
Number of accumulation units outstanding at end of period	12,248	15,542	21,470
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$12.10	$11.70	$10.61
Value at end of period	$8.75	$12.10	$11.70
Number of accumulation units outstanding at end of period	4,718	6,144	2,518
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.56	$12.15	$11.79
Value at end of period	$8.23	$12.56	$12.15
Number of accumulation units outstanding at end of period	2,543	12,774	3,876
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$13.02	$12.50	$11.03
Value at end of period	$8.11	$13.02	$12.50
Number of accumulation units outstanding at end of period	5,462	6,603	5,175
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$13.44	$12.85	$12.40
Value at end of period	$8.00	$13.44	$12.85
Number of accumulation units outstanding at end of period	846	4,510	1,398

Condensed Financial Information (continued)

	2008	2007	2006
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.39	$10.95	$10.95
Value at end of period	$9.38	$11.39	$10.95
Number of accumulation units outstanding at end of period	6,181	1,938	708
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$12.86	$12.44	$11.31
Value at end of period	$9.24	$12.86	$12.44
Number of accumulation units outstanding at end of period	6,498	1,842	2,421
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$11.98	$10.65	$9.58
Value at end of period	$6.75	$11.98	$10.65
Number of accumulation units outstanding at end of period	1,120	1,083	1,016
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$13.87	$13.59	$11.73
Value at end of period	$8.83	$13.87	$13.59
Number of accumulation units outstanding at end of period	438	370	294
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.67	$12.76	
Value at end of period	$7.82	$13.67	
Number of accumulation units outstanding at end of period	0	859	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$10.28	$17.10	
Value at end of period	$10.05	$16.82	
Number of accumulation units outstanding at end of period	24	41	
ING VAN KAMPEN COMSTOCK PORTFOLIO			
(Funds were first received in this option during November 2006)			
Value at beginning of period	$12.85	$13.27	$12.96
Value at end of period	$8.10	$12.85	$13.27
Number of accumulation units outstanding at end of period	286	55	2
ING VAN KAMPEN REAL ESTATE PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$10.06	$12.33	$11.79
Value at end of period	$6.12	$10.06	$12.33
Number of accumulation units outstanding at end of period	1,624	2,325	1,171
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$13.12	$12.65	$11.44
Value at end of period	$8.14	$13.12	$12.65
Number of accumulation units outstanding at end of period	2,569	3,091	5,307
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$13.94	$13.38	$12.36
Value at end of period	$8.60	$13.94	$13.38
Number of accumulation units outstanding at end of period	2,449	3,091	3,079

	2008	2007	2006
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$13.00	$14.04	$12.79
Value at end of period	$8.53	$13.00	$14.04
Number of accumulation units outstanding at end of period	700	4,342	3,011
ING VP INTERMEDIATE BOND FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$11.27	$10.75	$10.45
Value at end of period	$10.06	$11.27	$10.75
Number of accumulation units outstanding at end of period	3,452	8,526	17,702
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during June 2006)			
Value at beginning of period	$11.26	$10.75	$10.30
Value at end of period	$10.18	$11.26	$10.75
Number of accumulation units outstanding at end of period	6,165	43	7
ING VP INTERNATIONAL VALUE PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$17.31		
Value at end of period	$10.26		
Number of accumulation units outstanding at end of period	247		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.17	$11.61	$11.01
Value at end of period	$9.21	$12.17	$11.61
Number of accumulation units outstanding at end of period	9,649	9,701	5,186
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.81	$12.82	$12.50
Value at end of period	$8.44	$13.33	$12.82
Number of accumulation units outstanding at end of period	88	0	201
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.78	$12.23	$11.41
Value at end of period	$8.79	$12.78	$12.23
Number of accumulation units outstanding at end of period	3,131	4,491	26,739
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during August 2006)			
Value at beginning of period	$17.65	$16.07	$14.28
Value at end of period	$12.79	$17.65	$16.07
Number of accumulation units outstanding at end of period	14,643	19,681	9,820
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$11.41	$10.72	$10.32
Value at end of period	$6.89	$11.41	$10.72
Number of accumulation units outstanding at end of period	1,744	1,140	594
NEW PERSPECTIVE FUND®			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$16.59	$14.47	$12.67
Value at end of period	$10.19	$16.59	$14.47
Number of accumulation units outstanding at end of period	17,037	19,299	13,528

CFI 89

Condensed Financial Information (continued)

	2008	2007	2006
OPPENHEIMER CAPITAL APPRECIATION FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.81	$11.38	$11.07
Value at end of period	$6.86	$12.81	$11.38
Number of accumulation units outstanding at end of period	5,224	4,661	18,737
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period		$22.52	$20.34
Value at end of period		$29.83	$22.52
Number of accumulation units outstanding at end of period		0	4,032
PAX WORLD BALANCED FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$13.71	$12.66	$11.93
Value at end of period	$9.40	$13.71	$12.66
Number of accumulation units outstanding at end of period	1,386	2,174	1,189
PIONEER EMERGING MARKETS VCT PORTFOLIO			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$11.74		
Value at end of period	$5.26		
Number of accumulation units outstanding at end of period	2,165		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$12.23	$11.56	$10.87
Value at end of period	$7.63	$12.23	$11.56
Number of accumulation units outstanding at end of period	9,819	10,080	13,994
T. ROWE PRICE MID-CAP VALUE FUND			
(Funds were first received in this option during October 2006)			
Value at beginning of period		$14.64	$14.00
Value at end of period		$14.53	$14.64
Number of accumulation units outstanding at end of period		0	10,314
TEMPLETON FOREIGN FUND			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$17.22	$14.84	$12.99
Value at end of period	$9.19	$17.22	$14.84
Number of accumulation units outstanding at end of period	11,307	10,494	12,237
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$14.67	$13.38	$12.54
Value at end of period	$8.84	$14.67	$13.38
Number of accumulation units outstanding at end of period	58,740	60,672	53,060
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.73	$13.53	
Value at end of period	$9.64	$13.73	
Number of accumulation units outstanding at end of period	127	3,661	
WANGER INTERNATIONAL SMALL CAP			
(Funds were first received in this option during April 2008)			
Value at beginning of period	$10.02		
Value at end of period	$5.65		
Number of accumulation units outstanding at end of period	1,483		

CFI 90

Condensed Financial Information (continued)

	2008	2007	2006
WASHINGTON MUTUAL INVESTORS FUND[SM]			
(Funds were first received in this option during February 2006)			
Value at beginning of period	$13.13	$12.78	$11.37
Value at end of period	$8.68	$13.13	$12.78
Number of accumulation units outstanding at end of period	9,234	14,468	8,016

TABLE 16
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$14.04	$12.91	$11.56		
Value at end of period	$10.08	$14.04	$12.91		
Number of accumulation units outstanding at end of period	0	242	142		
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$16.08	$15.32	$13.24		
Value at end of period	$11.70	$16.08	$15.32		
Number of accumulation units outstanding at end of period	0	1,311	970		
AMERICAN BALANCED FUND®					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.51	$11.88	$10.76	$10.54	
Value at end of period	$9.18	$12.51	$11.88	$10.76	
Number of accumulation units outstanding at end of period	34,462	142,960	19,860	13,725	
ARIEL APPRECIATION FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.82	$12.14	$11.08	$10.90	$9.67
Value at end of period	$6.92	$11.82	$12.14	$11.08	$10.90
Number of accumulation units outstanding at end of period	105	846	11,953	9,152	141
ARIEL FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.34	$12.71	$11.66	$11.70	$9.90
Value at end of period	$6.30	$12.34	$12.71	$11.66	$11.70
Number of accumulation units outstanding at end of period	12,232	11,493	3,322	2,635	2,340
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$19.50	$16.60	$13.79	$11.53	$9.54
Value at end of period	$11.46	$19.50	$16.60	$13.79	$11.53
Number of accumulation units outstanding at end of period	21,096	12,126	4,275	3,550	2,625
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.82	$15.05			
Value at end of period	$9.32	$13.82			
Number of accumulation units outstanding at end of period	5,060	5,224			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$16.80	$14.47	$13.12	$11.37	$9.96
Value at end of period	$9.53	$16.80	$14.47	$13.12	$11.37
Number of accumulation units outstanding at end of period	38,374	32,634	13,254	7,727	3,585
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.51	$13.48			
Value at end of period	$7.65	$13.51			
Number of accumulation units outstanding at end of period	8,371	9,499			
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$13.66				
Value at end of period	$9.69				
Number of accumulation units outstanding at end of period	567				
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$13.99	$12.67	$11.20		
Value at end of period	$7.95	$13.99	$12.67		
Number of accumulation units outstanding at end of period	4	16,419	17,783		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.90				
Value at end of period	$10.01				
Number of accumulation units outstanding at end of period	671				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.92	$10.61			
Value at end of period	$6.38	$10.92			
Number of accumulation units outstanding at end of period	18,290	7,097			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$15.54	$14.93			
Value at end of period	$9.05	$15.54			
Number of accumulation units outstanding at end of period	8,759	38,023			
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$13.14	$11.16	$10.80		
Value at end of period	$7.83	$13.14	$11.16		
Number of accumulation units outstanding at end of period	3,362	2,454	42		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$10.01				
Value at end of period	$6.73				
Number of accumulation units outstanding at end of period	1,284				
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.34				
Value at end of period	$7.51				
Number of accumulation units outstanding at end of period	1,850				

CFI 92

	2008	2007	2006	2005	2004
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$14.87	$14.38			
Value at end of period	$8.96	$14.87			
Number of accumulation units outstanding at end of period	3,608	3,469			
ING GNMA INCOME FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.17	$10.66	$10.31	$10.15	$9.82
Value at end of period	$11.83	$11.17	$10.66	$10.31	$10.15
Number of accumulation units outstanding at end of period	6,534	13,831	2,118	1,823	1,552
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during March 2008)					
Value at beginning of period	$18.23				
Value at end of period	$9.41				
Number of accumulation units outstanding at end of period	3,472				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$11.12				
Value at end of period	$7.59				
Number of accumulation units outstanding at end of period	441				
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$14.72	$15.53			
Value at end of period	$9.76	$14.72			
Number of accumulation units outstanding at end of period	2,156	24,334			
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$11.29	$12.13	$12.18		
Value at end of period	$4.98	$11.29	$12.13		
Number of accumulation units outstanding at end of period	0	118,692	13		
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.39	$12.27			
Value at end of period	$7.91	$13.39			
Number of accumulation units outstanding at end of period	924	808			
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period		$12.22	$12.28		
Value at end of period		$12.58	$12.22		
Number of accumulation units outstanding at end of period		0	2		
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.35	$13.63	$11.68	$9.88	
Value at end of period	$8.47	$14.35	$13.63	$11.68	
Number of accumulation units outstanding at end of period	8,985	40,883	14,323	9,486	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$10.17				
Value at end of period	$8.66				
Number of accumulation units outstanding at end of period	516				

CFI 93

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$11.60	$10.67			
Value at end of period	$11.48	$11.60			
Number of accumulation units outstanding at end of period	17,094	28,272			
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.17	$9.34			
Value at end of period	$6.33	$9.17			
Number of accumulation units outstanding at end of period	22,975	23,354			
ING PIONEER FUND PORTFOLIO - CLASS S					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$7.23				
Value at end of period	$7.28				
Number of accumulation units outstanding at end of period	10				
ING REAL ESTATE FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$15.77	$19.06	$14.13	$12.71	$9.07
Value at end of period	$10.13	$15.77	$19.06	$14.13	$12.71
Number of accumulation units outstanding at end of period	6,192	6,493	1,133	1,034	1,175
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$12.09	$11.70	$11.19		
Value at end of period	$8.74	$12.09	$11.70		
Number of accumulation units outstanding at end of period	44,122	37,839	429		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$12.55	$12.14	$11.49		
Value at end of period	$8.21	$12.55	$12.14		
Number of accumulation units outstanding at end of period	50,866	31,638	21,894		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$13.00	$12.58			
Value at end of period	$8.09	$13.00			
Number of accumulation units outstanding at end of period	39,443	12,993			
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$13.42	$12.84	$12.00		
Value at end of period	$7.99	$13.42	$12.84		
Number of accumulation units outstanding at end of period	18,195	1,862	101		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$11.38	$10.95			
Value at end of period	$9.36	$11.38			
Number of accumulation units outstanding at end of period	17,525	5,106			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$12.85	$12.43	$11.75		
Value at end of period	$9.22	$12.85	$12.43		
Number of accumulation units outstanding at end of period	39,036	36,033	28		

	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$13.84	$13.57	$11.66		
Value at end of period	$8.81	$13.84	$13.57		
Number of accumulation units outstanding at end of period	559	31,713	40		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$12.87				
Value at end of period	$7.80				
Number of accumulation units outstanding at end of period	249				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.80	$17.08			
Value at end of period	$10.04	$16.80			
Number of accumulation units outstanding at end of period	1,187	1,483			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.83	$13.25	$11.54	$11.25	$9.74
Value at end of period	$8.08	$12.83	$13.25	$11.54	$11.25
Number of accumulation units outstanding at end of period	1,935	2,230	1,994	1,512	1,437
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$10.60				
Value at end of period	$6.12				
Number of accumulation units outstanding at end of period	1,175				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$13.10	$13.39			
Value at end of period	$8.12	$13.10			
Number of accumulation units outstanding at end of period	0	8,506			
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.92	$14.25			
Value at end of period	$8.58	$13.92			
Number of accumulation units outstanding at end of period	7,620	6,507			
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.97	$14.02	$12.47	$11.77	
Value at end of period	$8.51	$12.97	$14.02	$12.47	
Number of accumulation units outstanding at end of period	3,427	7,557	5,381	5,986	
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.25	$10.73	$10.43	$10.25	$9.75
Value at end of period	$10.03	$11.25	$10.73	$10.43	$10.25
Number of accumulation units outstanding at end of period	20,774	17,745	18,116	14,799	1,306
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$11.24	$10.73	$10.36		
Value at end of period	$10.16	$11.24	$10.73		
Number of accumulation units outstanding at end of period	758	8,482	1,077		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$10.17				
Value at end of period	$10.23				
Number of accumulation units outstanding at end of period	6				
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$11.00				
Value at end of period	$11.00				
Number of accumulation units outstanding at end of period	24,465				
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$14.20				
Value at end of period	$10.02				
Number of accumulation units outstanding at end of period	3,899				
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.14	$11.60	$10.81	$10.53	$9.68
Value at end of period	$9.18	$12.14	$11.60	$10.81	$10.53
Number of accumulation units outstanding at end of period	6,339	5,674	3,155	2,562	683
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.31	$12.80	$11.43	$10.87	$9.58
Value at end of period	$8.42	$13.31	$12.80	$11.43	$10.87
Number of accumulation units outstanding at end of period	4,213	7,420	3,942	3,326	401
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$12.75	$12.22	$10.94		
Value at end of period	$8.77	$12.75	$12.22		
Number of accumulation units outstanding at end of period	19,263	5,601	302		
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$17.18	$15.73	$14.11		
Value at end of period	$11.71	$17.18	$15.73		
Number of accumulation units outstanding at end of period	0	2,543	2,204		
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$17.61	$16.05	$13.40		
Value at end of period	$12.75	$17.61	$16.05		
Number of accumulation units outstanding at end of period	14,654	14,181	5,333		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$11.10				
Value at end of period	$6.88				
Number of accumulation units outstanding at end of period	61				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$16.56	$14.44			
Value at end of period	$10.17	$16.56			
Number of accumulation units outstanding at end of period	6,272	4,468			

CFI 96

	2008	2007	2006	2005	2004
OPCAP MID CAP PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$8.08				
Value at end of period	$5.65				
Number of accumulation units outstanding at end of period	23				
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$29.78	$22.49	$18.17	$13.00	$9.10
Value at end of period	$15.31	$29.78	$22.49	$18.17	$13.00
Number of accumulation units outstanding at end of period	3,897	25,983	27,740	7,306	4,179
PAX WORLD BALANCED FUND					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$13.68	$12.64	$12.67		
Value at end of period	$9.38	$13.68	$12.64		
Number of accumulation units outstanding at end of period	8,300	8,417	5		
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$11.69				
Value at end of period	$10.31				
Number of accumulation units outstanding at end of period	757				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.21	$11.55	$10.56	$10.43	$9.57
Value at end of period	$7.61	$12.21	$11.55	$10.56	$10.43
Number of accumulation units outstanding at end of period	19,312	16,094	4,063	2,469	2,447
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.50	$14.62	$12.32	$11.60	$9.81
Value at end of period	$9.36	$14.50	$14.62	$12.32	$11.60
Number of accumulation units outstanding at end of period	4,500	5,431	7,212	5,555	7,662
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.64	$13.36	$12.19	$10.80	$9.74
Value at end of period	$8.82	$14.64	$13.36	$12.19	$10.80
Number of accumulation units outstanding at end of period	55,641	29,495	15,726	11,028	4,724
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.70	$13.37	$11.25	$11.02	$9.65
Value at end of period	$9.61	$13.70	$13.37	$11.25	$11.02
Number of accumulation units outstanding at end of period	6,828	2,355	2,588	1,015	1,294
WASHINGTON MUTUAL INVESTORS FUND[SM]					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.10	$12.76	$10.95	$10.71	$9.75
Value at end of period	$8.66	$13.10	$12.76	$10.95	$10.71
Number of accumulation units outstanding at end of period	6,316	2,785	9,015	7,004	2,066

Condensed Financial Information (continued)

TABLE 17
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005
AMERICAN BALANCED FUND®				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.48	$11.86	$10.75	$10.31
Value at end of period	$9.16	$12.48	$11.86	$10.75
Number of accumulation units outstanding at end of period	65,199	63,383	115,360	106,951
ARIEL FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$12.31	$12.69	$11.65	$11.76
Value at end of period	$6.29	$12.31	$12.69	$11.65
Number of accumulation units outstanding at end of period	10,131	11,197	2,753	3,037
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$19.46	$16.59		
Value at end of period	$11.43	$19.46		
Number of accumulation units outstanding at end of period	391	6,712		
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$16.76	$14.45	$13.11	$11.81
Value at end of period	$9.51	$16.76	$14.45	$13.11
Number of accumulation units outstanding at end of period	44,557	46,828	7,565	6,925
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$14.60	$15.13	$13.52	
Value at end of period	$9.67	$14.60	$15.13	
Number of accumulation units outstanding at end of period	19,121	22,331	19,237	
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.96			
Value at end of period	$7.93			
Number of accumulation units outstanding at end of period	222			
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$10.91	$10.61		
Value at end of period	$6.37	$10.91		
Number of accumulation units outstanding at end of period	15,109	14,379		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$15.51	$14.76	$12.93	$11.59
Value at end of period	$9.03	$15.51	$14.76	$12.93
Number of accumulation units outstanding at end of period	43,782	42,020	26,315	18,186
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO				
(Funds were first received in this option during March 2007)				
Value at beginning of period	$10.29	$10.16		
Value at end of period	$6.72	$10.29		
Number of accumulation units outstanding at end of period	0	15		

CFI 98

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING DAVIS NEW YORK VENTURE PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$12.21			
Value at end of period	$7.49			
Number of accumulation units outstanding at end of period	192			
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$14.85	$13.27		
Value at end of period	$8.95	$14.85		
Number of accumulation units outstanding at end of period	291	1,778		
ING GNMA INCOME FUND				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$11.15	$10.65		
Value at end of period	$11.80	$11.15		
Number of accumulation units outstanding at end of period	16,213	14,423		
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$19.68	$18.03	$14.29	
Value at end of period	$9.39	$19.68	$18.03	
Number of accumulation units outstanding at end of period	28,635	26,916	25,946	
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$14.69	$14.49	$12.55	$11.54
Value at end of period	$9.74	$14.69	$14.49	$12.55
Number of accumulation units outstanding at end of period	23,191	23,345	53,136	24,118
ING LORD ABBETT AFFILIATED PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.17	$11.25		
Value at end of period	$7.02	$11.17		
Number of accumulation units outstanding at end of period	5,456	4,472		
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$12.56	$12.20	$10.92	
Value at end of period	$9.65	$12.56	$12.20	
Number of accumulation units outstanding at end of period	20,831	23,823	21,492	
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$14.33	$13.61	$11.68	$9.82
Value at end of period	$8.45	$14.33	$13.61	$11.68
Number of accumulation units outstanding at end of period	22,592	19,695	44,869	23,911
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$11.58	$10.68	$10.37	$10.31
Value at end of period	$11.45	$11.58	$10.68	$10.37
Number of accumulation units outstanding at end of period	56,051	53,030	64,234	17,503
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.16	$9.33		
Value at end of period	$6.32	$9.16		
Number of accumulation units outstanding at end of period	0	6,706		

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING PIONEER FUND PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.28	$11.48		
Value at end of period	$7.29	$11.28		
Number of accumulation units outstanding at end of period	0	2,604		
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.12	$11.27		
Value at end of period	$7.36	$11.12		
Number of accumulation units outstanding at end of period	189	3,227		
ING REAL ESTATE FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$15.73	$19.03	$15.40	
Value at end of period	$10.11	$15.73	$19.03	
Number of accumulation units outstanding at end of period	31,333	29,503	12,463	
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$12.07	$12.09		
Value at end of period	$8.72	$12.07		
Number of accumulation units outstanding at end of period	19,222	5,541		
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.53	$12.12		
Value at end of period	$8.20	$12.53		
Number of accumulation units outstanding at end of period	14,016	10,135		
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.98	$12.44		
Value at end of period	$8.08	$12.98		
Number of accumulation units outstanding at end of period	13,916	8,372		
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$13.41	$12.78		
Value at end of period	$7.97	$13.41		
Number of accumulation units outstanding at end of period	3,511	2,322		
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$11.36	$11.22		
Value at end of period	$9.35	$11.36		
Number of accumulation units outstanding at end of period	0	14,183		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - I CLASS				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$11.95	$10.64	$9.43	
Value at end of period	$6.73	$11.95	$10.64	
Number of accumulation units outstanding at end of period	3,285	1,057	444	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$13.43	$12.00	$10.64	
Value at end of period	$7.55	$13.43	$12.00	
Number of accumulation units outstanding at end of period	12,723	11,606	12,276	

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.81	$13.55	$11.50	$10.86
Value at end of period	$8.79	$13.81	$13.55	$11.50
Number of accumulation units outstanding at end of period	0	1,985	35,830	26,832
ING TEMPLETON GLOBAL GROWTH PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$16.79	$17.07		
Value at end of period	$10.02	$16.79		
Number of accumulation units outstanding at end of period	27,025	27,159		
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.80	$13.12		
Value at end of period	$8.06	$12.80		
Number of accumulation units outstanding at end of period	209	2,093		
ING VAN KAMPEN REAL ESTATE PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.04	$10.36		
Value at end of period	$6.11	$10.04		
Number of accumulation units outstanding at end of period	2,177	2,626		
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.07	$12.62	$11.16	$10.32
Value at end of period	$8.10	$13.07	$12.62	$11.16
Number of accumulation units outstanding at end of period	28,238	27,246	27,897	12,861
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$13.89	$14.44		
Value at end of period	$8.56	$13.89		
Number of accumulation units outstanding at end of period	0	862		
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.95	$14.10		
Value at end of period	$8.48	$12.95		
Number of accumulation units outstanding at end of period	66	927		
ING VP INTERMEDIATE BOND FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$11.23	$10.72	$10.42	$10.39
Value at end of period	$10.01	$11.23	$10.72	$10.42
Number of accumulation units outstanding at end of period	24,949	14,173	3,459	3,036
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$11.22	$10.72	$10.43	$10.33
Value at end of period	$10.13	$11.22	$10.72	$10.43
Number of accumulation units outstanding at end of period	292	759	8,944	9,684
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$18.00	$16.07		
Value at end of period	$10.21	$18.00		
Number of accumulation units outstanding at end of period	4,072	3,566		

CFI 101

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.12	$11.58	$10.80	$10.37
Value at end of period	$9.16	$12.12	$11.58	$10.80
Number of accumulation units outstanding at end of period	14,986	15,880	16,615	1,773
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.28	$12.78	$11.42	$10.51
Value at end of period	$8.40	$13.28	$12.78	$11.42
Number of accumulation units outstanding at end of period	41,271	41,744	32,721	3,700
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.73	$12.20	$11.09	$10.45
Value at end of period	$8.75	$12.73	$12.20	$11.09
Number of accumulation units outstanding at end of period	31,530	27,154	26,621	5,377
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$14.12	$14.21	$12.79	$12.19
Value at end of period	$8.45	$14.12	$14.21	$12.79
Number of accumulation units outstanding at end of period	11,410	11,369	1,881	1,671
LORD ABBETT SMALL-CAP VALUE FUND				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$17.15	$15.40		
Value at end of period	$11.69	$17.15		
Number of accumulation units outstanding at end of period	25,996	25,563		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$12.64	$11.48	$10.25	
Value at end of period	$7.88	$12.64	$11.48	
Number of accumulation units outstanding at end of period	22,059	19,252	17,851	
MUTUAL DISCOVERY FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$17.58	$16.02	$13.17	$12.06
Value at end of period	$12.72	$17.58	$16.02	$13.17
Number of accumulation units outstanding at end of period	21,157	18,620	2,897	2,485
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.39	$11.39		
Value at end of period	$6.87	$11.39		
Number of accumulation units outstanding at end of period	854	101		
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$16.53	$14.49		
Value at end of period	$10.14	$16.53		
Number of accumulation units outstanding at end of period	8,826	7,889		
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$29.72	$22.20		
Value at end of period	$15.27	$29.72		
Number of accumulation units outstanding at end of period	8,722	7,807		

Condensed Financial Information (continued)

	2008	2007	2006	2005
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$12.18	$11.53	$10.55	$10.22
Value at end of period	$7.59	$12.18	$11.53	$10.55
Number of accumulation units outstanding at end of period	7,429	6,894	718	618
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$14.47	$14.67		
Value at end of period	$9.34	$14.47		
Number of accumulation units outstanding at end of period	19,046	17,718		
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$17.15	$14.80	$12.48	$11.27
Value at end of period	$9.14	$17.15	$14.80	$12.48
Number of accumulation units outstanding at end of period	1,410	1,262	1,579	1,389
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$14.61	$13.34	$12.17	$11.01
Value at end of period	$8.80	$14.61	$13.34	$12.17
Number of accumulation units outstanding at end of period	89,477	91,972	45,614	4,047
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during June 2005)				
Value at beginning of period	$13.67	$13.35	$11.24	$11.07
Value at end of period	$9.59	$13.67	$13.35	$11.24
Number of accumulation units outstanding at end of period	7,781	8,037	6,486	5,288
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO				
(Funds were first received in this option during May 2007)				
Value at beginning of period	$12.93	$13.39		
Value at end of period	$7.71	$12.93		
Number of accumulation units outstanding at end of period	0	1,436		
WASHINGTON MUTUAL INVESTORS FUND^{SM}				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$13.08	$12.74	$11.09	
Value at end of period	$8.64	$13.08	$12.74	
Number of accumulation units outstanding at end of period	78,929	76,283	28,387	

TABLE 18
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$35.04	$31.82	$31.97		
Value at end of period	$24.80	$35.04	$31.82		
Number of accumulation units outstanding at end of period	828	882	804		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period			$11.72	$11.28	
Value at end of period			$12.87	$11.72	
Number of accumulation units outstanding at end of period			0	38	
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during September 2005)					
Value at beginning of period			$10.99	$10.74	
Value at end of period			$12.70	$10.99	
Number of accumulation units outstanding at end of period			0	3,278	
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.93		$10.99	$10.74	
Value at end of period	$7.91		$12.70	$10.99	
Number of accumulation units outstanding at end of period	8,665		0	3,278	
ALLIANZ NFJ SMALL-CAP VALUE FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$16.02	$15.28	$13.04	$11.56	
Value at end of period	$11.64	$16.02	$15.28	$13.04	
Number of accumulation units outstanding at end of period	6,834	6,490	6,684	7,055	
AMERICAN BALANCED FUND®					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.46	$11.85	$10.74	$10.52	
Value at end of period	$9.13	$12.46	$11.85	$10.74	
Number of accumulation units outstanding at end of period	38,849	27,174	29,682	14,073	
ARIEL FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.29	$12.67	$11.64	$11.54	
Value at end of period	$6.27	$12.29	$12.67	$11.64	
Number of accumulation units outstanding at end of period	1,903	2,738	6,068	8,534	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$19.43	$16.55	$13.76	$11.48	
Value at end of period	$11.40	$19.43	$16.55	$13.76	
Number of accumulation units outstanding at end of period	17,629	7,921	10,394	7,329	
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period		$15.16	$12.65	$12.49	
Value at end of period		$13.76	$15.16	$12.65	
Number of accumulation units outstanding at end of period		0	5,444	5,209	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$16.73	$14.43	$13.10	$11.36	$10.31
Value at end of period	$9.48	$16.73	$14.43	$13.10	$11.36
Number of accumulation units outstanding at end of period	41,661	35,531	39,270	23,773	1,845
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.46	$13.45	$11.34	$10.56	
Value at end of period	$7.61	$13.46	$13.45	$11.34	
Number of accumulation units outstanding at end of period	18	16	8,413	6,530	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$13.51	$10.79	$10.48		
Value at end of period	$7.04	$13.51	$10.79		
Number of accumulation units outstanding at end of period	3,415	4,829	3,987		
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$14.57	$15.11	$13.07	$12.24	
Value at end of period	$9.65	$14.57	$15.11	$13.07	
Number of accumulation units outstanding at end of period	4,104	1,536	0	50	
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during June 2005)					
Value at beginning of period	$11.93		$11.89	$10.89	
Value at end of period	$7.91		$12.63	$11.89	
Number of accumulation units outstanding at end of period	8,665		0	17,247	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.84				
Value at end of period	$9.96				
Number of accumulation units outstanding at end of period	7,245				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$10.90	$10.91			
Value at end of period	$6.36	$10.90			
Number of accumulation units outstanding at end of period	18,992	18,400			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$15.48	$14.74	$12.92	$11.99	
Value at end of period	$9.00	$15.48	$14.74	$12.92	
Number of accumulation units outstanding at end of period	17,765	11,800	2,492	1,475	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.09	$11.13	$10.50	$9.46	
Value at end of period	$7.79	$13.09	$11.13	$10.50	
Number of accumulation units outstanding at end of period	588	555	1,614	754	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$10.28	$10.91			
Value at end of period	$6.71	$10.28			
Number of accumulation units outstanding at end of period	0	1,000			
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$14.83	$13.44			
Value at end of period	$8.93	$14.83			
Number of accumulation units outstanding at end of period	4,131	7,672			
ING GNMA INCOME FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$11.13	$10.63	$10.29	$10.24	
Value at end of period	$11.77	$11.13	$10.63	$10.29	
Number of accumulation units outstanding at end of period	4,508	3,094	782	3,736	

CFI 105

	2008	2007	2006	2005	2004
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$14.66	$14.47	$12.54	$11.82	
Value at end of period	$9.72	$14.66	$14.47	$12.54	
Number of accumulation units outstanding at end of period	8,891	8,090	5,232	3,893	
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.17	$11.24			
Value at end of period	$7.01	$11.17			
Number of accumulation units outstanding at end of period	7,427	6,799			
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.36	$11.83	$11.40	$10.66	
Value at end of period	$7.89	$13.36	$11.83	$11.40	
Number of accumulation units outstanding at end of period	160	96	665	377	
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.31	$13.60	$11.67	$9.88	
Value at end of period	$8.44	$14.31	$13.60	$11.67	
Number of accumulation units outstanding at end of period	9,681	6,919	3,932	3,199	
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$11.56	$10.67	$10.36	$10.30	
Value at end of period	$11.42	$11.56	$10.67	$10.36	
Number of accumulation units outstanding at end of period	40,172	20,424	9,806	15,132	
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.15	$9.33			
Value at end of period	$6.31	$9.15			
Number of accumulation units outstanding at end of period	260	169			
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.64				
Value at end of period	$7.73				
Number of accumulation units outstanding at end of period	14				
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.11	$11.26			
Value at end of period	$7.35	$11.11			
Number of accumulation units outstanding at end of period	606	400			
ING REAL ESTATE FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$15.70	$19.00	$14.11	$13.48	
Value at end of period	$10.08	$15.70	$19.00	$14.11	
Number of accumulation units outstanding at end of period	4,032	2,447	15,851	8,697	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.06	$11.68	$10.67	$10.27	
Value at end of period	$8.71	$12.06	$11.68	$10.67	
Number of accumulation units outstanding at end of period	65,386	28,260	32,413	23,424	

	2008	2007	2006	2005	2004
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.51	$12.12	$10.90	$10.35	
Value at end of period	$8.18	$12.51	$12.12	$10.90	
Number of accumulation units outstanding at end of period	111,887	81,530	26,835	17,917	
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.96	$12.47	$11.06	$10.40	
Value at end of period	$8.06	$12.96	$12.47	$11.06	
Number of accumulation units outstanding at end of period	62,444	35,539	10,791	7,265	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.39	$12.82	$11.27	$10.53	
Value at end of period	$7.96	$13.39	$12.82	$11.27	
Number of accumulation units outstanding at end of period	35,170	23,279	1,370	857	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.34	$10.92	$10.29	$10.10	
Value at end of period	$9.33	$11.34	$10.92	$10.29	
Number of accumulation units outstanding at end of period	31,730	28,149	4,890	3,896	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period		$12.41	$10.94	$10.29	
Value at end of period		$12.81	$12.41	$10.94	
Number of accumulation units outstanding at end of period		0	29,717	19,242	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$13.79	$13.69	$11.48	$11.16	
Value at end of period	$8.77	$13.79	$13.53	$11.48	
Number of accumulation units outstanding at end of period	17,183	1,208	0	820	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$13.59	$12.53	$11.19	$10.50	
Value at end of period	$7.76	$13.59	$12.53	$11.19	
Number of accumulation units outstanding at end of period	1,472	1,308	0	1,318	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.77	$17.05			
Value at end of period	$10.01	$16.77			
Number of accumulation units outstanding at end of period	2,831	2,459			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.38				
Value at end of period	$6.71				
Number of accumulation units outstanding at end of period	36				
ING UBS U.S. SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period		$10.26			
Value at end of period		$10.08			
Number of accumulation units outstanding at end of period		6			

	2008	2007	2006	2005	2004
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.78	$13.21	$11.51	$11.11	
Value at end of period	$8.04	$12.78	$13.21	$11.51	
Number of accumulation units outstanding at end of period	3,959	3,500	2,484	3,311	
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.03	$10.35			
Value at end of period	$6.10	$10.03			
Number of accumulation units outstanding at end of period	0	262			
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during March 2008)					
Value at beginning of period	$11.68				
Value at end of period	$8.80				
Number of accumulation units outstanding at end of period	8,397				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$13.05	$12.60	$11.15	$10.73	$9.84
Value at end of period	$8.08	$13.05	$12.60	$11.15	$10.73
Number of accumulation units outstanding at end of period	21,105	9,724	9,139	2,594	2,189
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$13.86	$13.33	$12.35	$11.27	$10.01
Value at end of period	$8.53	$13.86	$13.33	$12.35	$11.27
Number of accumulation units outstanding at end of period	5,038	5,095	1,285	970	1,025
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$12.92	$13.98	$12.45	$12.37	
Value at end of period	$8.46	$12.92	$13.98	$12.45	
Number of accumulation units outstanding at end of period	1,075	2,493	3,792	3,096	
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$10.81	$10.70	$10.41	$10.39	
Value at end of period	$9.98	$11.20	$10.70	$10.41	
Number of accumulation units outstanding at end of period	305	0	8,902	5,862	
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$11.20	$10.70	$10.42	$10.25	
Value at end of period	$10.11	$11.20	$10.70	$10.42	
Number of accumulation units outstanding at end of period	2,716	2,792	1,338	331	
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$17.96	$16.00	$12.48	$11.30	
Value at end of period	$10.18	$17.96	$16.00	$12.48	
Number of accumulation units outstanding at end of period	990	847	3,349	794	
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$10.93				
Value at end of period	$10.94				
Number of accumulation units outstanding at end of period	942				

	2008	2007	2006	2005	2004
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$14.60	$13.93	$12.05	$11.44	
Value at end of period	$9.97	$14.60	$13.93	$12.05	
Number of accumulation units outstanding at end of period	111	42	0	34	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.09	$11.56	$10.79	$10.40	
Value at end of period	$9.14	$12.09	$11.56	$10.79	
Number of accumulation units outstanding at end of period	22,668	22,110	22,353	10,758	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$13.25	$12.76	$11.41	$10.55	
Value at end of period	$8.38	$13.25	$12.76	$11.41	
Number of accumulation units outstanding at end of period	35,346	29,104	35,524	21,242	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.70	$12.18	$11.08	$10.49	
Value at end of period	$8.73	$12.70	$12.18	$11.08	
Number of accumulation units outstanding at end of period	23,620	25,526	18,042	30,618	
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$11.85	$14.19	$13.22		
Value at end of period	$8.43	$14.09	$14.19		
Number of accumulation units outstanding at end of period	11,032	0	8,943		
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$17.11	$15.68	$13.18	$11.78	$10.33
Value at end of period	$11.66	$17.11	$15.68	$13.18	$11.78
Number of accumulation units outstanding at end of period	4,045	4,048	16,208	5,908	150
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$17.54	$16.00	$13.16	$11.46	
Value at end of period	$12.69	$17.54	$16.00	$13.16	
Number of accumulation units outstanding at end of period	2,679	2,928	7,778	11,620	
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$16.50	$14.41	$12.19	$11.13	
Value at end of period	$10.12	$16.50	$14.41	$12.19	
Number of accumulation units outstanding at end of period	152	86	10,424	2,053	
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period			$10.66	$10.28	
Value at end of period			$11.33	$10.66	
Number of accumulation units outstanding at end of period			0	12,987	
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$29.66	$22.43	$18.13	$13.23	
Value at end of period	$15.23	$29.66	$22.43	$18.13	
Number of accumulation units outstanding at end of period	9,218	11,295	17,828	29,430	

	2008	2007	2006	2005	2004
PAX WORLD BALANCED FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period		$12.61	$11.52	$11.03	
Value at end of period		$13.63	$12.61	$11.52	
Number of accumulation units outstanding at end of period		0	7,743	6,495	
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$11.56				
Value at end of period	$10.28				
Number of accumulation units outstanding at end of period	53				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.16	$11.51	$10.54	$10.37	
Value at end of period	$7.57	$12.16	$11.51	$10.54	
Number of accumulation units outstanding at end of period	7,369	4,068	15,438	14,200	
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$14.44	$14.57	$12.30	$11.31	
Value at end of period	$9.32	$14.44	$14.57	$12.30	
Number of accumulation units outstanding at end of period	162	143	0	11,378	
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during September 2005)					
Value at beginning of period	$14.20		$12.47	$12.23	
Value at end of period	$9.12		$14.78	$12.47	
Number of accumulation units outstanding at end of period	6,446		0	2,395	
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.58	$13.32	$12.16	$10.79	$9.84
Value at end of period	$8.77	$14.58	$13.32	$12.16	$10.79
Number of accumulation units outstanding at end of period	38,414	30,972	39,887	18,984	1,764
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.65	$13.33	$11.23	$11.01	$10.24
Value at end of period	$9.57	$13.65	$13.33	$11.23	$11.01
Number of accumulation units outstanding at end of period	11,935	13,239	0	5,704	1,180
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.05	$12.72	$11.39	$10.70	$10.12
Value at end of period	$8.62	$13.05	$12.72	$10.93	$10.70
Number of accumulation units outstanding at end of period	17,697	9,528	15,844	0	797

CFI 110

Condensed Financial Information (continued)

TABLE 19
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$31.80	$31.16		
Value at end of period		$35.00	$31.80		
Number of accumulation units outstanding at end of period		0	80		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$13.22	$12.68	$10.98	$10.73	
Value at end of period	$7.73	$13.22	$12.68	$10.98	
Number of accumulation units outstanding at end of period	800	554	498	512	
AMERICAN BALANCED FUND®					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$12.43	$11.83	$10.73	$10.54	$9.96
Value at end of period	$9.11	$12.43	$11.83	$10.73	$10.54
Number of accumulation units outstanding at end of period	0	712	55	387	40,105
ARIEL APPRECIATION FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$11.75	$12.08	$11.04	$10.88	$9.99
Value at end of period	$6.86	$11.75	$12.08	$11.04	$10.88
Number of accumulation units outstanding at end of period	945	6,946	0	2,368	1,563
ARIEL FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.26	$12.65	$11.63	$11.68	$10.50
Value at end of period	$6.26	$12.26	$12.65	$11.63	$11.68
Number of accumulation units outstanding at end of period	538	1,221	3,772	3,957	9,711
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$19.39	$16.52	$14.77		
Value at end of period	$11.37	$19.39	$16.52		
Number of accumulation units outstanding at end of period	13,673	23,442	4,075		
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$16.70	$14.41	$13.08	$11.35	$10.22
Value at end of period	$9.46	$16.70	$14.41	$13.08	$11.35
Number of accumulation units outstanding at end of period	13,269	12,229	23,560	15,281	26,766
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.44	$13.43	$11.80		
Value at end of period	$7.59	$13.44	$13.43		
Number of accumulation units outstanding at end of period	1,981	1,388	413		
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$13.35				
Value at end of period	$9.62				
Number of accumulation units outstanding at end of period	4,006				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.91	$12.61	$12.57		
Value at end of period	$7.89	$13.91	$12.61		
Number of accumulation units outstanding at end of period	4,031	2,286	1,847		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.67	$14.23	$13.24		
Value at end of period	$9.94	$13.67	$14.23		
Number of accumulation units outstanding at end of period	365	295	200		
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.89	$10.59			
Value at end of period	$6.35	$10.89			
Number of accumulation units outstanding at end of period	193	2,547			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$15.45	$14.72	$14.21		
Value at end of period	$8.98	$15.45	$14.72		
Number of accumulation units outstanding at end of period	107	5,525	149		
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.07	$11.11	$11.18		
Value at end of period	$7.77	$13.07	$11.11		
Number of accumulation units outstanding at end of period	0	2,435	84		
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$12.40	$12.03	$10.89		
Value at end of period	$7.46	$12.40	$12.03		
Number of accumulation units outstanding at end of period	611	646	823		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$13.55	$12.90			
Value at end of period	$9.55	$13.55			
Number of accumulation units outstanding at end of period	0	1,992			
ING GNMA INCOME FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$11.11	$10.61	$10.42	$10.13	$10.15
Value at end of period	$11.74	$11.11	$10.61	$10.28	$10.13
Number of accumulation units outstanding at end of period	0	1,342	824	0	8,130
ING INTERNATIONAL GROWTH OPPORTUNITIES FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$17.57	$15.98			
Value at end of period	$7.92	$17.57			
Number of accumulation units outstanding at end of period	880	629			
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$17.98	$16.40		
Value at end of period		$19.60	$17.98		
Number of accumulation units outstanding at end of period		0	60		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$15.68	$15.75			
Value at end of period	$7.56	$15.68			
Number of accumulation units outstanding at end of period	0	4,884			
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$14.63	$14.91			
Value at end of period	$9.69	$14.63			
Number of accumulation units outstanding at end of period	107	297			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$11.96	$12.65			
Value at end of period	$7.18	$11.96			
Number of accumulation units outstanding at end of period	2,113	1,450			
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$11.24	$12.00			
Value at end of period	$4.95	$11.24			
Number of accumulation units outstanding at end of period	0	600			
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.16	$11.23			
Value at end of period	$7.00	$11.16			
Number of accumulation units outstanding at end of period	4,893	4,486			
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$12.51	$12.71			
Value at end of period	$9.60	$12.51			
Number of accumulation units outstanding at end of period	31	24			
ING NEUBERGER BERMAN PARTNERS PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$11.27	$11.31			
Value at end of period	$5.43	$11.27			
Number of accumulation units outstanding at end of period	0	6,321			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.83		$11.67	$9.74	
Value at end of period	$8.42		$13.59	$11.67	
Number of accumulation units outstanding at end of period	4,419		0	3,014	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$11.10	$10.76	$10.38		
Value at end of period	$6.73	$11.10	$10.76		
Number of accumulation units outstanding at end of period	1,200	9,895	545		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.42				
Value at end of period	$8.63				
Number of accumulation units outstanding at end of period	1,772				

CFI 113

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$11.53	$10.65	$10.35	$10.25	$9.97
Value at end of period	$11.39	$11.53	$10.65	$10.35	$10.25
Number of accumulation units outstanding at end of period	781	9,851	603	627	9,381
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.14	$9.32			
Value at end of period	$6.30	$9.14			
Number of accumulation units outstanding at end of period	524	4,115			
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$11.08	$10.57	$10.36		
Value at end of period	$7.72	$11.08	$10.57		
Number of accumulation units outstanding at end of period	367	290	219		
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.10	$11.25			
Value at end of period	$7.35	$11.10			
Number of accumulation units outstanding at end of period	0	259			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.16				
Value at end of period	$7.31				
Number of accumulation units outstanding at end of period	1,570				
ING REAL ESTATE FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$15.67	$18.98	$14.09	$12.69	$11.22
Value at end of period	$10.06	$15.67	$18.98	$14.09	$12.69
Number of accumulation units outstanding at end of period	0	6,012	1,412	0	12,136
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.04	$11.67	$10.66	$10.67	
Value at end of period	$8.69	$12.04	$11.67	$10.66	
Number of accumulation units outstanding at end of period	25,963	47,498	26,167	0	
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.50	$12.11	$10.89	$10.93	
Value at end of period	$8.17	$12.50	$12.11	$10.89	
Number of accumulation units outstanding at end of period	18,431	56,883	35,484	0	
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$12.95	$12.46	$11.05	$11.09	
Value at end of period	$8.05	$12.95	$12.46	$11.05	
Number of accumulation units outstanding at end of period	20,145	65,792	46,655	0	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.37	$12.81	$11.27	$11.32	
Value at end of period	$7.95	$13.37	$12.81	$11.27	
Number of accumulation units outstanding at end of period	12,971	10,161	1,890	0	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$11.33	$10.91	$10.41		
Value at end of period	$9.31	$11.33	$10.91		
Number of accumulation units outstanding at end of period	15,325	1,875	1		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$12.80	$12.40	$11.29		
Value at end of period	$9.17	$12.80	$12.40		
Number of accumulation units outstanding at end of period	0	1,803	415		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during March 2008)					
Value at beginning of period	$10.81				
Value at end of period	$6.71				
Number of accumulation units outstanding at end of period	4,991				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$13.76	$13.51	$11.47	$11.06	
Value at end of period	$8.75	$13.76	$13.51	$11.47	
Number of accumulation units outstanding at end of period	1,001	1,315	0	43	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$13.57	$12.51	$11.18	$10.43	
Value at end of period	$7.74	$13.57	$12.51	$11.18	
Number of accumulation units outstanding at end of period	251	831	0	896	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.76	$17.04			
Value at end of period	$10.00	$16.76			
Number of accumulation units outstanding at end of period	0	2,107			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$12.75	$13.19	$12.71		
Value at end of period	$8.02	$12.75	$13.19		
Number of accumulation units outstanding at end of period	1,158	1,297	535		
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.02	$10.34			
Value at end of period	$6.09	$10.02			
Number of accumulation units outstanding at end of period	0	8,182			
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during March 2008)					
Value at beginning of period	$11.65				
Value at end of period	$8.78				
Number of accumulation units outstanding at end of period	10,371				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$13.02	$13.59			
Value at end of period	$8.06	$13.02			
Number of accumulation units outstanding at end of period	2,869	281			

CFI 115

	2008	2007	2006	2005	2004
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$13.84	$13.31	$12.34	$11.12	
Value at end of period	$8.51	$13.84	$13.31	$12.34	
Number of accumulation units outstanding at end of period	3,455	698	20	182	
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$12.90	$13.95	$13.73		
Value at end of period	$8.44	$12.90	$13.95		
Number of accumulation units outstanding at end of period	1,986	88	45		
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$11.18	$10.69	$10.40	$10.23	$10.15
Value at end of period	$9.96	$11.18	$10.69	$10.40	$10.23
Number of accumulation units outstanding at end of period	11,298	19,585	967	883	427
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$11.17	$10.69	$10.31		
Value at end of period	$10.08	$11.17	$10.69		
Number of accumulation units outstanding at end of period	0	2,728	2,955		
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$17.93	$16.69			
Value at end of period	$10.16	$17.93			
Number of accumulation units outstanding at end of period	605	970			
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$14.57	$14.93			
Value at end of period	$9.94	$14.57			
Number of accumulation units outstanding at end of period	47	967			
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.07	$11.55	$10.78	$10.51	$9.89
Value at end of period	$9.12	$12.07	$11.55	$10.78	$10.51
Number of accumulation units outstanding at end of period	687	23,177	1,241	1,656	872
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$13.23	$12.75	$11.40	$10.86	$9.85
Value at end of period	$8.36	$13.23	$12.75	$11.40	$10.86
Number of accumulation units outstanding at end of period	1,714	12,590	2,307	1,361	540
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.68	$12.16	$11.07	$10.70	$9.87
Value at end of period	$8.71	$12.68	$12.16	$11.07	$10.70
Number of accumulation units outstanding at end of period	5,294	15,602	3,947	6,816	4,659
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.03	$10.20			
Value at end of period	$6.67	$10.03			
Number of accumulation units outstanding at end of period	0	696			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
LAZARD MID CAP PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$8.02				
Value at end of period	$5.30				
Number of accumulation units outstanding at end of period	46				
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period		$14.17	$12.77	$11.95	$10.59
Value at end of period		$14.07	$14.17	$12.77	$11.95
Number of accumulation units outstanding at end of period		0	7,063	2,747	1,787
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$17.08	$15.66	$13.17	$11.78	$10.37
Value at end of period	$11.63	$17.08	$15.66	$13.17	$11.78
Number of accumulation units outstanding at end of period	334	244	3,178	0	5,664
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period			$10.79	$10.28	
Value at end of period			$11.44	$10.79	
Number of accumulation units outstanding at end of period			0	9	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$16.67		$13.15	$11.54	$10.33
Value at end of period	$12.66		$15.98	$13.15	$11.54
Number of accumulation units outstanding at end of period	94		0	886	4,652
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.37	$11.38			
Value at end of period	$6.85	$11.37			
Number of accumulation units outstanding at end of period	441	2,108			
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$16.46	$15.45			
Value at end of period	$10.09	$16.46			
Number of accumulation units outstanding at end of period	4,178	1,036			
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period			$10.65	$10.30	$9.66
Value at end of period			$11.31	$10.65	$10.30
Number of accumulation units outstanding at end of period			0	3,424	1,965
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$29.60	$22.39	$18.11	$13.20	
Value at end of period	$15.19	$29.60	$22.39	$18.11	
Number of accumulation units outstanding at end of period	532	1,500	9,254	6	
PAX WORLD BALANCED FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$13.16	$12.59	$11.85		
Value at end of period	$9.31	$13.60	$12.59		
Number of accumulation units outstanding at end of period	472	0	21		

CFI 117

	2008	2007	2006	2005	2004
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$9.99				
Value at end of period	$10.27				
Number of accumulation units outstanding at end of period	397				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$12.14	$11.50	$10.76		
Value at end of period	$7.55	$12.14	$11.50		
Number of accumulation units outstanding at end of period	5,573	12,352	723		
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$14.42	$15.46			
Value at end of period	$9.29	$14.42			
Number of accumulation units outstanding at end of period	2,215	1,512			
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$17.09	$14.76	$12.46	$11.40	$9.84
Value at end of period	$9.10	$17.09	$14.76	$12.46	$11.40
Number of accumulation units outstanding at end of period	1,194	811	1,216	1,124	761
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$14.56	$13.30	$12.15	$10.78	$9.83
Value at end of period	$8.75	$14.56	$13.30	$12.15	$10.78
Number of accumulation units outstanding at end of period	22,146	23,728	9,186	1,154	10,740
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.62	$13.31	$11.81		
Value at end of period	$9.54	$13.62	$13.31		
Number of accumulation units outstanding at end of period	1,743	21,197	96		
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period			$11.46	$11.19	$10.42
Value at end of period			$13.61	$11.46	$11.19
Number of accumulation units outstanding at end of period			0	465	199
WASHINGTON MUTUAL INVESTORS FUND^{SM}					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$13.03	$12.71	$12.27	$10.69	$10.00
Value at end of period	$8.59	$13.03	$12.71	$10.92	$10.69
Number of accumulation units outstanding at end of period	13,866	10,951	1,698	0	17,278

CFI 118

Condensed Financial Information (continued)

TABLE 20
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$32.69	$31.77	$29.69		
Value at end of period	$24.72	$34.95	$31.77		
Number of accumulation units outstanding at end of period	902	0	2		
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$13.19	$13.59			
Value at end of period	$7.71	$13.19			
Number of accumulation units outstanding at end of period	1,979	1,038			
AMERICAN BALANCED FUND®					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$12.41	$11.81	$10.72	$10.54	$9.95
Value at end of period	$9.09	$12.41	$11.81	$10.72	$10.54
Number of accumulation units outstanding at end of period	8,467	3,003	2,994	2,033	307
ARIEL APPRECIATION FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$11.72	$12.07	$10.61		
Value at end of period	$6.85	$11.72	$12.07		
Number of accumulation units outstanding at end of period	6,410	4,702	16		
ARIEL FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$12.24	$13.17			
Value at end of period	$6.24	$12.24			
Number of accumulation units outstanding at end of period	8,732	3,915			
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$19.35	$16.50	$13.74	$11.51	$9.92
Value at end of period	$11.35	$19.35	$16.50	$13.74	$11.51
Number of accumulation units outstanding at end of period	23,618	8,913	2,320	0	174
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$16.67	$14.39	$13.07	$11.20	
Value at end of period	$9.44	$16.67	$14.39	$13.07	
Number of accumulation units outstanding at end of period	37,909	13,428	4,233	4,332	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$13.41	$13.41	$11.32	$10.70	
Value at end of period	$7.57	$13.41	$13.41	$11.32	
Number of accumulation units outstanding at end of period	8,301	32	123	484	
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$7.00				
Value at end of period	$7.00				
Number of accumulation units outstanding at end of period	1,868				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$14.52	$15.07	$13.05	$11.93	
Value at end of period	$9.60	$14.52	$15.07	$13.05	
Number of accumulation units outstanding at end of period	3,548	640	426	272	
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$8.42	$12.59	$11.53	$10.87	$9.38
Value at end of period	$7.88	$13.88	$12.59	$11.86	$10.87
Number of accumulation units outstanding at end of period	3,809	0	1,085	0	262
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.88	$10.59			
Value at end of period	$6.34	$10.88			
Number of accumulation units outstanding at end of period	12,312	2,838			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$15.42	$14.69	$12.89	$12.06	
Value at end of period	$8.96	$15.42	$14.69	$12.89	
Number of accumulation units outstanding at end of period	13,645	4,053	1,170	406	
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.38				
Value at end of period	$7.75				
Number of accumulation units outstanding at end of period	1,741				
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$12.37	$12.96			
Value at end of period	$7.44	$12.37			
Number of accumulation units outstanding at end of period	7,366	2,007			
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$9.44				
Value at end of period	$9.53				
Number of accumulation units outstanding at end of period	2,655				
ING FINANCIAL SERVICES FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.37				
Value at end of period	$6.63				
Number of accumulation units outstanding at end of period	637				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$14.79	$14.31			
Value at end of period	$8.90	$14.79			
Number of accumulation units outstanding at end of period	7,301	3,539			
ING GNMA INCOME FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$11.12		$10.27	$10.13	
Value at end of period	$11.72		$10.59	$10.27	
Number of accumulation units outstanding at end of period	2,606		0	166	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$9.32				
Value at end of period	$9.32				
Number of accumulation units outstanding at end of period	1,056				
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$7.54				
Value at end of period	$7.55				
Number of accumulation units outstanding at end of period	3,759				
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$14.60	$14.43	$12.91		
Value at end of period	$9.67	$14.60	$14.43		
Number of accumulation units outstanding at end of period	10,205	1,909	574		
ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$6.78				
Value at end of period	$6.59				
Number of accumulation units outstanding at end of period	5,359				
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$11.23	$12.09	$11.49	$11.49	
Value at end of period	$4.94	$11.23	$12.09	$11.49	
Number of accumulation units outstanding at end of period	2,159	2,456	231	35	
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.15	$11.23			
Value at end of period	$6.99	$11.15			
Number of accumulation units outstanding at end of period	14,272	11,611			
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$8.45				
Value at end of period	$7.86				
Number of accumulation units outstanding at end of period	511				
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period			$10.98	$10.73	
Value at end of period			$12.15	$10.98	
Number of accumulation units outstanding at end of period			0	316	
ING NEUBERGER BERMAN PARTNERS PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$5.87				
Value at end of period	$5.43				
Number of accumulation units outstanding at end of period	3,472				
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.27	$13.58	$11.66	$9.74	
Value at end of period	$8.40	$14.27	$13.58	$11.66	
Number of accumulation units outstanding at end of period	12,122	6,699	7,051	1,550	

CFI 121

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$10.75	$10.72			
Value at end of period	$8.23	$10.75			
Number of accumulation units outstanding at end of period	18	1,369			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$11.51	$10.64	$10.34	$10.24	
Value at end of period	$11.36	$11.51	$10.64	$10.34	
Number of accumulation units outstanding at end of period	12,641	5,304	3,056	3,809	
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.13	$9.31			
Value at end of period	$6.29	$9.13			
Number of accumulation units outstanding at end of period	5,340	4,944			
ING PIONEER FUND PORTFOLIO - CLASS I					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.35				
Value at end of period	$7.26				
Number of accumulation units outstanding at end of period	533				
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$11.07	$11.15			
Value at end of period	$7.71	$11.07			
Number of accumulation units outstanding at end of period	1,076	6,996			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.09	$11.24			
Value at end of period	$7.34	$11.09			
Number of accumulation units outstanding at end of period	179	354			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.19				
Value at end of period	$7.30				
Number of accumulation units outstanding at end of period	2,444				
ING REAL ESTATE FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$15.64	$18.95	$14.08	$12.67	
Value at end of period	$10.03	$15.64	$18.95	$14.08	
Number of accumulation units outstanding at end of period	4,625	1,809	2,144	2,991	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$12.02	$11.66	$10.67		
Value at end of period	$8.67	$12.02	$11.66		
Number of accumulation units outstanding at end of period	38,864	23,810	6		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$12.48	$12.10	$10.90		
Value at end of period	$8.15	$12.48	$12.10		
Number of accumulation units outstanding at end of period	53,726	18,235	709		

CFI 122

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$12.93	$13.29			
Value at end of period	$8.03	$12.93			
Number of accumulation units outstanding at end of period	25,177	6,920			
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$13.35	$13.55			
Value at end of period	$7.93	$13.35			
Number of accumulation units outstanding at end of period	16,114	13,791			
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$11.31	$11.22			
Value at end of period	$9.30	$11.31			
Number of accumulation units outstanding at end of period	740	1,345			
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$12.78	$12.39	$11.07		
Value at end of period	$9.15	$12.78	$12.39		
Number of accumulation units outstanding at end of period	26,469	209	1,638		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.36	$11.95	$11.09	$11.09	
Value at end of period	$7.49	$13.36	$11.95	$11.09	
Number of accumulation units outstanding at end of period	0	966	570	310	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$12.80				
Value at end of period	$8.73				
Number of accumulation units outstanding at end of period	1,425				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.54	$12.49	$11.17	$10.66	$9.54
Value at end of period	$7.72	$13.54	$12.49	$11.17	$10.66
Number of accumulation units outstanding at end of period	0	490	5,143	193	1,127
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$12.17				
Value at end of period	$7.49				
Number of accumulation units outstanding at end of period	598				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.75	$17.03			
Value at end of period	$9.98	$16.75			
Number of accumulation units outstanding at end of period	6,784	2,243			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$11.21	$11.69			
Value at end of period	$6.69	$11.21			
Number of accumulation units outstanding at end of period	0	87			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$10.96	$13.17	$11.57		
Value at end of period	$8.00	$12.73	$13.17		
Number of accumulation units outstanding at end of period	15,243	0	1,198		
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during June 2008)					
Value at beginning of period	$9.57				
Value at end of period	$6.08				
Number of accumulation units outstanding at end of period	2,207				
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$12.35				
Value at end of period	$8.76				
Number of accumulation units outstanding at end of period	0				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.99	$12.56	$11.13	$10.72	$9.56
Value at end of period	$8.04	$12.99	$12.56	$11.13	$10.72
Number of accumulation units outstanding at end of period	4,395	1,196	4,005	1,432	617
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$13.81	$13.29	$12.32	$11.26	$9.85
Value at end of period	$8.49	$13.81	$13.29	$12.32	$11.26
Number of accumulation units outstanding at end of period	1,343	116	884	640	255
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$11.74		$12.43	$11.39	
Value at end of period	$8.42		$13.93	$12.43	
Number of accumulation units outstanding at end of period	783		0	941	
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$11.16	$10.67	$10.39	$10.23	$9.94
Value at end of period	$9.93	$11.16	$10.67	$10.39	$10.23
Number of accumulation units outstanding at end of period	22,686	2,104	5,245	0	1,076
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$11.15	$10.96			
Value at end of period	$10.06	$11.15			
Number of accumulation units outstanding at end of period	9,681	2,440			
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during January 2005)					
Value at beginning of period			$12.46	$11.25	
Value at end of period			$15.95	$12.46	
Number of accumulation units outstanding at end of period			0	8	
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$14.55	$15.09			
Value at end of period	$9.92	$14.55			
Number of accumulation units outstanding at end of period	0	3,652			

	2008	2007	2006	2005	2004
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.05	$11.53	$10.77	$10.48	
Value at end of period	$9.09	$12.05	$11.53	$10.77	
Number of accumulation units outstanding at end of period	4,612	113	123	4,316	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$13.20	$12.73	$11.38	$10.72	
Value at end of period	$8.34	$13.20	$12.73	$11.38	
Number of accumulation units outstanding at end of period	1,308	1,477	949	1,054	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$12.65	$12.15	$11.06	$10.62	
Value at end of period	$8.69	$12.65	$12.15	$11.06	
Number of accumulation units outstanding at end of period	6,008	1,346	1,518	2,397	
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$14.04	$14.15	$12.76	$11.95	$10.07
Value at end of period	$8.39	$14.04	$14.15	$12.76	$11.95
Number of accumulation units outstanding at end of period	7,708	6,272	5,341	1,225	1,170
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$17.05	$15.64	$13.16	$11.34	
Value at end of period	$11.60	$17.05	$15.64	$13.16	
Number of accumulation units outstanding at end of period	645	683	954	1,204	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$17.48	$15.95	$13.95		
Value at end of period	$12.63	$17.48	$15.95		
Number of accumulation units outstanding at end of period	3,778	828	213		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$6.84				
Value at end of period	$6.84				
Number of accumulation units outstanding at end of period	123				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2005)					
Value at beginning of period	$16.43	$14.37	$12.16	$10.83	
Value at end of period	$10.07	$16.43	$14.37	$12.16	
Number of accumulation units outstanding at end of period	285	501	967	1,459	
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$12.68	$13.10			
Value at end of period	$6.77	$12.68			
Number of accumulation units outstanding at end of period	13,185	8,539			
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$29.54	$22.36	$18.10	$13.31	
Value at end of period	$15.16	$29.54	$22.36	$18.10	
Number of accumulation units outstanding at end of period	1,302	789	836	1,571	

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
PAX WORLD BALANCED FUND					
(Funds were first received in this option during May 2005)					
Value at beginning of period	$13.58	$12.57	$11.50	$10.95	
Value at end of period	$9.29	$13.58	$12.57	$11.50	
Number of accumulation units outstanding at end of period	451	434	1,290	1,386	
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.18	$11.01			
Value at end of period	$10.26	$11.18			
Number of accumulation units outstanding at end of period	1,772	5			
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$12.11	$11.48	$10.52	$10.41	$9.76
Value at end of period	$7.53	$12.11	$11.48	$10.52	$10.41
Number of accumulation units outstanding at end of period	1,191	557	4,672	404	881
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$14.53	$13.28	$12.14	$10.78	$9.53
Value at end of period	$8.73	$14.53	$13.28	$12.14	$10.78
Number of accumulation units outstanding at end of period	56,800	26,581	9,182	2,181	2,080
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$12.78	$13.29	$11.92		
Value at end of period	$9.52	$13.59	$13.29		
Number of accumulation units outstanding at end of period	6,607	0	34		
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$13.97	$14.58			
Value at end of period	$9.49	$13.97			
Number of accumulation units outstanding at end of period	1,951	1,143			
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$13.00	$12.69	$10.91	$10.69	$10.00
Value at end of period	$8.57	$13.00	$12.69	$10.91	$10.69
Number of accumulation units outstanding at end of period	20	14,825	1,884	1,015	893

Condensed Financial Information (continued)

TABLE 21

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$13.16	$12.65	$12.25	
Value at end of period	$7.69	$13.16	$12.65	
Number of accumulation units outstanding at end of period	0	1,275	395	
AMERICAN BALANCED FUND®				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$12.39	$11.79	$10.71	$10.65
Value at end of period	$9.07	$12.39	$11.79	$10.71
Number of accumulation units outstanding at end of period	0	16,779	8,592	2,706
ARIEL APPRECIATION FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$11.70	$12.05	$11.78	
Value at end of period	$6.83	$11.70	$12.05	
Number of accumulation units outstanding at end of period	0	35	3,037	
ARIEL FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.22	$12.62	$11.61	$11.13
Value at end of period	$6.23	$12.22	$12.62	$11.61
Number of accumulation units outstanding at end of period	1,582	3,549	1,977	2,690
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$19.31	$16.48	$13.73	$12.65
Value at end of period	$11.32	$19.31	$16.48	$13.73
Number of accumulation units outstanding at end of period	5,113	5,994	4,534	505
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$16.63	$14.37	$13.06	$12.43
Value at end of period	$9.41	$16.63	$14.37	$13.06
Number of accumulation units outstanding at end of period	6,404	18,511	16,055	6,992
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$13.38	$13.39		
Value at end of period	$7.56	$13.38		
Number of accumulation units outstanding at end of period	768	136		
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$14.49	$15.05	$13.04	$12.67
Value at end of period	$9.57	$14.49	$15.05	$13.04
Number of accumulation units outstanding at end of period	797	4,382	2,428	531
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$13.85	$12.57	$11.85	$11.47
Value at end of period	$7.86	$13.85	$12.57	$11.85
Number of accumulation units outstanding at end of period	0	796	0	647

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$10.87	$10.64		
Value at end of period	$6.33	$10.87		
Number of accumulation units outstanding at end of period	1	5,638		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$15.39	$15.05		
Value at end of period	$8.94	$15.39		
Number of accumulation units outstanding at end of period	2,585	3,195		
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during September 2007)				
Value at beginning of period	$13.02	$13.11		
Value at end of period	$7.73	$13.02		
Number of accumulation units outstanding at end of period	213	115		
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$9.42			
Value at end of period	$6.68			
Number of accumulation units outstanding at end of period	19			
ING DAVIS NEW YORK VENTURE PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$12.35	$11.99	$11.05	
Value at end of period	$7.42	$12.35	$11.99	
Number of accumulation units outstanding at end of period	5	979	47	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$13.51	$13.89		
Value at end of period	$9.52	$13.51		
Number of accumulation units outstanding at end of period	2,603	535		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$13.71			
Value at end of period	$8.88			
Number of accumulation units outstanding at end of period	854			
ING GNMA INCOME FUND				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$11.17	$10.58	$10.19	
Value at end of period	$11.69	$11.07	$10.58	
Number of accumulation units outstanding at end of period	581	0	1,434	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$19.52	$18.55		
Value at end of period	$9.30	$19.52		
Number of accumulation units outstanding at end of period	673	14		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$15.66	$15.72		
Value at end of period	$7.54	$15.66		
Number of accumulation units outstanding at end of period	618	1,576		

CFI 128

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$14.57	$14.83		
Value at end of period	$9.65	$14.57		
Number of accumulation units outstanding at end of period	1,212	2,593		
ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO				
(Funds were first received in this option during January 2008)				
Value at beginning of period	$11.01			
Value at end of period	$6.58			
Number of accumulation units outstanding at end of period	0			
ING LEGG MASON VALUE PORTFOLIO				
(Funds were first received in this option during September 2007)				
Value at beginning of period	$11.21	$12.34		
Value at end of period	$4.93	$11.21		
Number of accumulation units outstanding at end of period	308	170		
ING MARSICO GROWTH PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$13.30	$14.10		
Value at end of period	$7.84	$13.30		
Number of accumulation units outstanding at end of period	0	313		
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during September 2007)				
Value at beginning of period	$12.46	$12.67		
Value at end of period	$9.55	$12.46		
Number of accumulation units outstanding at end of period	27	18		
ING NEUBERGER BERMAN PARTNERS PORTFOLIO				
(Funds were first received in this option during January 2008)				
Value at beginning of period	$11.25			
Value at end of period	$5.42			
Number of accumulation units outstanding at end of period	0			
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$14.25	$13.56	$11.66	$11.12
Value at end of period	$8.39	$14.25	$13.56	$11.66
Number of accumulation units outstanding at end of period	1,018	1,405	3,522	4,383
ING OPPENHEIMER MAIN STREET PORTFOLIO®				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.08	$11.20		
Value at end of period	$6.71	$11.08		
Number of accumulation units outstanding at end of period	860	732		
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during September 2008)				
Value at beginning of period	$10.14			
Value at end of period	$8.62			
Number of accumulation units outstanding at end of period	165			
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$11.49	$10.62	$10.59	
Value at end of period	$11.34	$11.49	$10.62	
Number of accumulation units outstanding at end of period	158	2,875	340	

CFI 129

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.13	$9.30		
Value at end of period	$6.29	$9.13		
Number of accumulation units outstanding at end of period	4,582	92		
ING PIONEER FUND PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.25	$11.44		
Value at end of period	$7.25	$11.25		
Number of accumulation units outstanding at end of period	1,223	488		
ING PIONEER HIGH YIELD PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$11.06	$11.31		
Value at end of period	$7.70	$11.06		
Number of accumulation units outstanding at end of period	0	626		
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S				
(Funds were first received in this option during January 2008)				
Value at beginning of period	$10.50			
Value at end of period	$7.29			
Number of accumulation units outstanding at end of period	491			
ING REAL ESTATE FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$15.61	$18.92	$14.07	$13.25
Value at end of period	$10.01	$15.61	$18.92	$14.07
Number of accumulation units outstanding at end of period	75	1,426	1,732	200
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$12.01	$11.86		
Value at end of period	$8.66	$12.01		
Number of accumulation units outstanding at end of period	9,215	1,056		
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$12.46	$12.38		
Value at end of period	$8.14	$12.46		
Number of accumulation units outstanding at end of period	36,525	22,085		
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$12.91	$13.09		
Value at end of period	$8.02	$12.91		
Number of accumulation units outstanding at end of period	21,990	3,459		
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during August 2007)				
Value at beginning of period	$13.33	$12.97		
Value at end of period	$7.92	$13.33		
Number of accumulation units outstanding at end of period	10,673	3,534		
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during November 2007)				
Value at beginning of period	$11.30	$11.30		
Value at end of period	$9.28	$11.30		
Number of accumulation units outstanding at end of period	22,859	424		

	2008	2007	2006	2005
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$12.76	$12.38	$11.40	
Value at end of period	$9.14	$12.76	$12.38	
Number of accumulation units outstanding at end of period	4,495	16,833	15	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$13.71	$13.63		
Value at end of period	$8.70	$13.71		
Number of accumulation units outstanding at end of period	1,174	1,382		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$13.51	$12.47	$11.16	$10.84
Value at end of period	$7.70	$13.51	$12.47	$11.16
Number of accumulation units outstanding at end of period	169	1,809	0	3,054
ING TEMPLETON FOREIGN EQUITY PORTFOLIO				
(Funds were first received in this option during January 2008)				
Value at beginning of period	$12.74			
Value at end of period	$7.48			
Number of accumulation units outstanding at end of period	0			
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$12.70	$13.15	$11.85	
Value at end of period	$7.98	$12.70	$13.15	
Number of accumulation units outstanding at end of period	1,377	4,441	7,830	
ING VAN KAMPEN REAL ESTATE PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.01	$10.32		
Value at end of period	$6.08	$10.01		
Number of accumulation units outstanding at end of period	713	1,504		
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$12.97	$12.54	$11.12	$10.96
Value at end of period	$8.02	$12.97	$12.54	$11.12
Number of accumulation units outstanding at end of period	843	1,179	311	2,073
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$13.78	$13.27	$12.31	$12.01
Value at end of period	$8.47	$13.78	$13.27	$12.31
Number of accumulation units outstanding at end of period	46	6,517	3,846	1,143
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$12.85	$13.91	$12.42	$12.19
Value at end of period	$8.40	$12.85	$13.91	$12.42
Number of accumulation units outstanding at end of period	6	1,072	2,204	113
ING VP INTERMEDIATE BOND FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.14	$10.66	$10.38	$10.43
Value at end of period	$9.91	$11.14	$10.66	$10.38
Number of accumulation units outstanding at end of period	4,489	6,428	2,753	2,821

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$11.13	$10.66	$10.30	
Value at end of period	$10.03	$11.13	$10.66	
Number of accumulation units outstanding at end of period	1,638	667	9,271	
ING VP SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$14.52	$13.91		
Value at end of period	$9.89	$14.52		
Number of accumulation units outstanding at end of period	6	371		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$12.02	$11.51	$11.05	
Value at end of period	$9.07	$12.02	$11.51	
Number of accumulation units outstanding at end of period	0	1,499	1,334	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during October 2007)				
Value at beginning of period	$13.18	$13.65		
Value at end of period	$8.32	$13.18		
Number of accumulation units outstanding at end of period	0	91		
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.63	$12.23		
Value at end of period	$8.66	$12.63		
Number of accumulation units outstanding at end of period	0	1,903		
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$14.01	$14.13	$12.74	$12.61
Value at end of period	$8.37	$14.01	$14.13	$12.74
Number of accumulation units outstanding at end of period	0	3,391	5,944	5,144
MASSACHUSETTS INVESTORS GROWTH STOCK FUND				
(Funds were first received in this option during February 2007)				
Value at beginning of period	$12.55	$11.46		
Value at end of period	$7.80	$12.55		
Number of accumulation units outstanding at end of period	0	80		
MUTUAL DISCOVERY FUND				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$17.44	$15.93	$14.33	
Value at end of period	$12.60	$17.44	$15.93	
Number of accumulation units outstanding at end of period	2,556	3,372	986	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®				
(Funds were first received in this option during March 2008)				
Value at beginning of period	$10.32			
Value at end of period	$6.83			
Number of accumulation units outstanding at end of period	62			
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$16.40	$14.30		
Value at end of period	$10.04	$16.40		
Number of accumulation units outstanding at end of period	138	45		

CFI 132

Condensed Financial Information (continued)

	2008	2007	2006	2005
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$11.28	$11.13	
Value at end of period		$12.66	$11.28	
Number of accumulation units outstanding at end of period		0	5,097	
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$29.49	$22.33	$18.08	$15.38
Value at end of period	$15.12	$29.49	$22.33	$18.08
Number of accumulation units outstanding at end of period	117	685	747	1,970
PAX WORLD BALANCED FUND				
(Funds were first received in this option during September 2007)				
Value at beginning of period	$13.55	$13.55		
Value at end of period	$9.26	$13.55		
Number of accumulation units outstanding at end of period	127	72		
PIMCO VIT REAL RETURN PORTFOLIO				
(Funds were first received in this option during September 2008)				
Value at beginning of period	$11.54			
Value at end of period	$10.24			
Number of accumulation units outstanding at end of period	306			
PIONEER EMERGING MARKETS VCT PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$4.59			
Value at end of period	$5.24			
Number of accumulation units outstanding at end of period	11			
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$12.09	$11.46	$10.51	$10.55
Value at end of period	$7.52	$12.09	$11.46	$10.51
Number of accumulation units outstanding at end of period	1,610	4,310	3,317	3,010
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$17.02	$14.71	$12.43	$12.16
Value at end of period	$9.05	$17.02	$14.71	$12.43
Number of accumulation units outstanding at end of period	0	6,696	3,827	796
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$14.50	$13.26	$12.13	$11.58
Value at end of period	$8.71	$14.50	$13.26	$12.13
Number of accumulation units outstanding at end of period	4,175	11,704	6,644	10,565
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during January 2007)				
Value at beginning of period	$13.57	$13.30		
Value at end of period	$9.50	$13.57		
Number of accumulation units outstanding at end of period	510	1,923		
VANGUARD® EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during November 2006)				
Value at beginning of period		$13.57	$13.19	
Value at end of period		$13.94	$13.57	
Number of accumulation units outstanding at end of period		0	577	

CFI 133

Condensed Financial Information (continued)

	2008	**2007**	**2006**	**2005**
WASHINGTON MUTUAL INVESTORS FUND[SM]				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$12.98	$12.67	$10.90	$10.82
Value at end of period	$8.55	$12.98	$12.67	$10.90
Number of accumulation units outstanding at end of period	406	11,593	6,544	2,601

TABLE 22
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2008	**2007**	**2006**
AIM MID CAP CORE EQUITY FUND			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.88	$12.72	
Value at end of period	$9.93	$13.88	
Number of accumulation units outstanding at end of period	3,230	1,493	
AMERICAN BALANCED FUND®			
(Funds were first received in this option during August 2007)			
Value at beginning of period	$12.36	$12.31	
Value at end of period	$9.05	$12.36	
Number of accumulation units outstanding at end of period	1,755	463	
EUROPACIFIC GROWTH FUND®			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$18.57	$16.45	$15.26
Value at end of period	$11.29	$19.28	$16.45
Number of accumulation units outstanding at end of period	205	0	119
EVERGREEN SPECIAL VALUES FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.66	$15.08	$15.01
Value at end of period	$9.18	$13.66	$15.08
Number of accumulation units outstanding at end of period	1,803	1,408	1,129
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$16.60	$14.35	$13.55
Value at end of period	$9.39	$16.60	$14.35
Number of accumulation units outstanding at end of period	13,788	6,635	1,784
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.36	$13.27	
Value at end of period	$7.54	$13.36	
Number of accumulation units outstanding at end of period	832	374	
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.41	$10.80	
Value at end of period	$6.97	$13.41	
Number of accumulation units outstanding at end of period	995	421	

Condensed Financial Information (continued)

	2008	2007	2006
FRANKLIN SMALL-MID CAP GROWTH FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.83	$12.56	$12.68
Value at end of period	$7.84	$13.83	$12.56
Number of accumulation units outstanding at end of period	651	346	120
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$12.99	$11.18	
Value at end of period	$7.71	$12.99	
Number of accumulation units outstanding at end of period	532	168	
ING EVERGREEN HEALTH SCIENCES PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.49	$12.64	
Value at end of period	$9.50	$13.49	
Number of accumulation units outstanding at end of period	363	117	
ING FINANCIAL SERVICES FUND			
(Funds were first received in this option during October 2008)			
Value at beginning of period	$7.98		
Value at end of period	$6.60		
Number of accumulation units outstanding at end of period	31		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$15.64	$15.71	
Value at end of period	$7.53	$15.64	
Number of accumulation units outstanding at end of period	1,171	454	
ING JPMORGAN MID CAP VALUE PORTFOLIO			
(Funds were first received in this option during June 2008)			
Value at beginning of period	$13.60		
Value at end of period	$9.62		
Number of accumulation units outstanding at end of period	185		
ING LORD ABBETT AFFILIATED PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.13	$11.21	
Value at end of period	$6.98	$11.13	
Number of accumulation units outstanding at end of period	503	603	
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$18.10	$15.21	$14.90
Value at end of period	$9.02	$18.10	$15.21
Number of accumulation units outstanding at end of period	834	477	224
ING MFS TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during October 2007)			
Value at beginning of period	$12.44	$12.83	
Value at end of period	$9.53	$12.44	
Number of accumulation units outstanding at end of period	60	10	
ING OPPENHEIMER GLOBAL PORTFOLIO			
(Funds were first received in this option during May 2006)			
Value at beginning of period	$14.23	$13.55	$12.46
Value at end of period	$8.37	$14.23	$13.55
Number of accumulation units outstanding at end of period	7,953	3,664	84

CFI 135

Condensed Financial Information (continued)

	2008	2007	2006
ING OPPENHEIMER MAIN STREET PORTFOLIO®			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.07	$11.19	
Value at end of period	$6.70	$11.07	
Number of accumulation units outstanding at end of period	283	82	
ING PIMCO HIGH YIELD PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$10.84		
Value at end of period	$8.21		
Number of accumulation units outstanding at end of period	171		
ING PIMCO TOTAL RETURN PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$11.47	$10.63	
Value at end of period	$11.31	$11.47	
Number of accumulation units outstanding at end of period	2,525	273	
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$9.12	$9.30	
Value at end of period	$6.28	$9.12	
Number of accumulation units outstanding at end of period	8,456	5,075	
ING PIONEER FUND PORTFOLIO - CLASS I			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.24	$11.43	
Value at end of period	$7.24	$11.24	
Number of accumulation units outstanding at end of period	1,964	736	
ING PIONEER FUND PORTFOLIO - CLASS S			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.20	$11.40	
Value at end of period	$7.22	$11.20	
Number of accumulation units outstanding at end of period	662	208	
ING PIONEER HIGH YIELD PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period		$10.56	$10.23
Value at end of period		$11.05	$10.56
Number of accumulation units outstanding at end of period		0	178
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.07	$11.22	
Value at end of period	$7.32	$11.07	
Number of accumulation units outstanding at end of period	592	426	
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.03	$11.18	
Value at end of period	$7.28	$11.03	
Number of accumulation units outstanding at end of period	1,074	301	
ING REAL ESTATE FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$15.58	$18.89	$18.71
Value at end of period	$9.98	$15.58	$18.89
Number of accumulation units outstanding at end of period	2,591	1,255	1,623

CFI 136

	2008	2007	2006
ING SOLUTION 2015 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.99	$11.64	$10.94
Value at end of period	$8.64	$11.99	$11.64
Number of accumulation units outstanding at end of period	654	165	344
ING SOLUTION 2025 PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$12.45	$12.09	
Value at end of period	$8.12	$12.45	
Number of accumulation units outstanding at end of period	6,733	1,158	
ING SOLUTION 2035 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$12.89	$12.43	$11.54
Value at end of period	$8.00	$12.89	$12.43
Number of accumulation units outstanding at end of period	6,247	1,051	164
ING SOLUTION 2045 PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$13.32	$12.77	$11.85
Value at end of period	$7.90	$13.32	$12.77
Number of accumulation units outstanding at end of period	6,258	1,637	1
ING SOLUTION INCOME PORTFOLIO			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.28	$10.89	$10.41
Value at end of period	$9.26	$11.28	$10.89
Number of accumulation units outstanding at end of period	1,467	511	7
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO			
(Funds were first received in this option during October 2006)			
Value at beginning of period	$12.74	$12.37	$11.79
Value at end of period	$9.12	$12.74	$12.37
Number of accumulation units outstanding at end of period	10,245	4,872	397
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$11.52		
Value at end of period	$6.68		
Number of accumulation units outstanding at end of period	21		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$13.04		
Value at end of period	$8.68		
Number of accumulation units outstanding at end of period	108		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.49	$12.45	$12.49
Value at end of period	$7.68	$13.49	$12.45
Number of accumulation units outstanding at end of period	3,086	845	253
ING TEMPLETON FOREIGN EQUITY PORTFOLIO			
(Funds were first received in this option during August 2007)			
Value at beginning of period	$12.73	$12.12	
Value at end of period	$7.47	$12.73	
Number of accumulation units outstanding at end of period	1,872	438	

CFI 137

Condensed Financial Information (continued)

	2008	**2007**	**2006**
ING TEMPLETON GLOBAL GROWTH PORTFOLIO			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$16.72	$17.00	
Value at end of period	$9.96	$16.72	
Number of accumulation units outstanding at end of period	1,723	1,404	
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$12.30	$11.82	$11.24
Value at end of period	$8.72	$12.30	$11.82
Number of accumulation units outstanding at end of period	223	128	58
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$12.94	$12.46	
Value at end of period	$8.00	$12.94	
Number of accumulation units outstanding at end of period	1,597	1,169	
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during August 2007)			
Value at beginning of period	$13.75	$13.94	
Value at end of period	$8.45	$13.75	
Number of accumulation units outstanding at end of period	1,018	478	
ING VP INTERMEDIATE BOND FUND			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$11.12	$10.64	$10.35
Value at end of period	$9.88	$11.12	$10.64
Number of accumulation units outstanding at end of period	491	122	6
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$11.11	$10.64	$10.68
Value at end of period	$10.01	$11.11	$10.64
Number of accumulation units outstanding at end of period	558	417	279
ING VP MONEY MARKET PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$10.73	$10.39	
Value at end of period	$10.83	$10.73	
Number of accumulation units outstanding at end of period	1,013	1,930	
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$14.49	$13.65	
Value at end of period	$9.87	$14.49	
Number of accumulation units outstanding at end of period	6,097	2,716	
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$12.00	$11.48	
Value at end of period	$9.05	$12.00	
Number of accumulation units outstanding at end of period	282	129	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during January 2007)			
Value at beginning of period	$13.15	$12.63	
Value at end of period	$8.30	$13.15	
Number of accumulation units outstanding at end of period	163	50	

CFI 138

Condensed Financial Information (continued)

	2008	2007	2006
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$12.08		
Value at end of period	$8.64		
Number of accumulation units outstanding at end of period	29		
LORD ABBETT MID-CAP VALUE FUND			
(Funds were first received in this option during August 2007)			
Value at beginning of period	$13.99	$14.59	
Value at end of period	$8.35	$13.99	
Number of accumulation units outstanding at end of period	464	372	
MUTUAL DISCOVERY FUND			
(Funds were first received in this option during February 2007)			
Value at beginning of period	$17.41	$16.57	
Value at end of period	$12.57	$17.41	
Number of accumulation units outstanding at end of period	1,129	530	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®			
(Funds were first received in this option during December 2007)			
Value at beginning of period	$11.34	$11.35	
Value at end of period	$6.82	$11.34	
Number of accumulation units outstanding at end of period	101	18	
OPPENHEIMER DEVELOPING MARKETS FUND			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$29.43	$22.30	$19.67
Value at end of period	$15.08	$29.43	$22.30
Number of accumulation units outstanding at end of period	1,808	2,529	1,066
PAX WORLD BALANCED FUND			
(Funds were first received in this option during March 2006)			
Value at beginning of period	$13.53	$12.53	$11.92
Value at end of period	$9.24	$13.53	$12.53
Number of accumulation units outstanding at end of period	1,960	1,150	507
PIONEER EMERGING MARKETS VCT PORTFOLIO			
(Funds were first received in this option during May 2008)			
Value at beginning of period	$11.94		
Value at end of period	$5.23		
Number of accumulation units outstanding at end of period	293		
PIONEER HIGH YIELD FUND			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$12.07	$11.45	$11.45
Value at end of period	$7.50	$12.07	$11.45
Number of accumulation units outstanding at end of period	724	425	324
THE GROWTH FUND OF AMERICA®			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$14.47	$13.24	$13.29
Value at end of period	$8.69	$14.47	$13.24
Number of accumulation units outstanding at end of period	2,227	757	234
THE INCOME FUND OF AMERICA®			
(Funds were first received in this option during December 2006)			
Value at beginning of period	$13.54	$13.26	$13.23
Value at end of period	$9.47	$13.54	$13.26
Number of accumulation units outstanding at end of period	4,214	2,770	1,528

CFI 139

Condensed Financial Information (continued)

TABLE 23
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$34.82	$31.70	$31.36		
Value at end of period	$24.59	$34.82	$31.70		
Number of accumulation units outstanding at end of period	728	616	792		
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$13.85	$13.72			
Value at end of period	$9.91	$13.85			
Number of accumulation units outstanding at end of period	4	2			
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$13.11	$12.61	$11.02		
Value at end of period	$7.66	$13.11	$12.61		
Number of accumulation units outstanding at end of period	1,059	787	1,588		
AMERICAN BALANCED FUND®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.34	$11.76	$10.69	$10.52	$9.91
Value at end of period	$9.02	$12.34	$11.76	$10.69	$10.52
Number of accumulation units outstanding at end of period	5,694	3,969	5,214	893	90
ARIEL APPRECIATION FUND					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$10.88	$12.01	$11.00	$10.46	
Value at end of period	$6.80	$11.66	$12.01	$11.00	
Number of accumulation units outstanding at end of period	131	0	438	191	
ARIEL FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$12.17	$12.58	$11.58	$11.66	$10.71
Value at end of period	$6.20	$12.17	$12.58	$11.58	$11.66
Number of accumulation units outstanding at end of period	1,638	2	2,080	0	1,141
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$19.24	$16.43	$14.06		
Value at end of period	$11.26	$19.24	$16.43		
Number of accumulation units outstanding at end of period	9,893	1,774	2,043		
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.63	$15.05	$12.59	$11.57	$10.14
Value at end of period	$9.16	$13.63	$15.05	$12.59	$11.57
Number of accumulation units outstanding at end of period	1,516	1,288	1,115	1,124	105
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$16.57	$14.32	$13.04	$11.33	$10.31
Value at end of period	$9.37	$16.57	$14.32	$13.04	$11.33
Number of accumulation units outstanding at end of period	33,294	15,362	9,788	3,337	656

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.33	$13.35	$11.29	$10.84	$9.92
Value at end of period	$7.52	$13.33	$13.35	$11.29	$10.84
Number of accumulation units outstanding at end of period	3,799	3,404	3,662	528	38
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.38	$10.72	$10.19	$9.80	$9.50
Value at end of period	$6.95	$13.38	$10.72	$10.19	$9.80
Number of accumulation units outstanding at end of period	903	454	69	45	49
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$14.43	$15.00	$13.01	$12.14	$10.22
Value at end of period	$9.53	$14.43	$15.00	$13.01	$12.14
Number of accumulation units outstanding at end of period	571	266	102	1,019	18
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$13.80	$12.54	$11.83	$11.99	
Value at end of period	$7.82	$13.80	$12.54	$11.83	
Number of accumulation units outstanding at end of period	3,146	2,390	1,916	58	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$13.57	$14.15	$12.41	$11.44	
Value at end of period	$9.84	$13.57	$14.15	$12.41	
Number of accumulation units outstanding at end of period	530	716	125	13	
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$12.27	$11.80	$10.85		
Value at end of period	$8.69	$12.27	$11.80		
Number of accumulation units outstanding at end of period	1,349	1,782	939		
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$10.85	$10.70			
Value at end of period	$6.32	$10.85			
Number of accumulation units outstanding at end of period	1,849	3,713			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$15.33	$14.63	$13.22		
Value at end of period	$8.89	$15.33	$14.63		
Number of accumulation units outstanding at end of period	2,033	141	580		
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.96	$11.05	$10.83		
Value at end of period	$7.69	$12.96	$11.05		
Number of accumulation units outstanding at end of period	3,868	883	403		
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.30	$11.96	$10.64	$9.93	
Value at end of period	$7.38	$12.30	$11.96	$10.64	
Number of accumulation units outstanding at end of period	554	264	328	158	

	2008	2007	2006	2005	2004
ING EVERGREEN HEALTH SCIENCES PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$12.43				
Value at end of period	$9.48				
Number of accumulation units outstanding at end of period	2,129				
ING FINANCIAL SERVICES FUND					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.54				
Value at end of period	$6.58				
Number of accumulation units outstanding at end of period	4,326				
ING FMR^SM DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$14.73	$15.07			
Value at end of period	$8.85	$14.73			
Number of accumulation units outstanding at end of period	3,768	469			
ING GNMA INCOME FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$11.02	$10.55	$10.30		
Value at end of period	$11.63	$11.02	$10.55		
Number of accumulation units outstanding at end of period	2,672	2,194	1,988		
ING INTERNATIONAL GROWTH OPPORTUNITIES FUND					
(Funds were first received in this option during April 2005)					
Value at beginning of period		$14.88	$12.56	$11.23	
Value at end of period		$17.43	$14.88	$12.56	
Number of accumulation units outstanding at end of period		0	431	195	
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$19.45	$17.87	$14.35	$12.38	
Value at end of period	$9.25	$19.45	$17.87	$14.35	
Number of accumulation units outstanding at end of period	659	2,749	4	1,148	
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$15.63	$11.43	$11.14		
Value at end of period	$7.52	$15.63	$11.43		
Number of accumulation units outstanding at end of period	10,002	156	673		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$14.52	$14.45			
Value at end of period	$9.60	$14.52			
Number of accumulation units outstanding at end of period	99	132			
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$11.87	$12.25	$11.27	$9.71	
Value at end of period	$7.11	$11.87	$12.25	$11.27	
Number of accumulation units outstanding at end of period	134	80	1,114	430	
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.08	$11.15			
Value at end of period	$6.93	$11.08			
Number of accumulation units outstanding at end of period	67	4			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during December 2005)					
Value at beginning of period			$12.42	$12.36	
Value at end of period			$15.20	$12.42	
Number of accumulation units outstanding at end of period			0	113	
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period		$12.10	$10.95	$10.66	
Value at end of period		$12.41	$12.10	$10.95	
Number of accumulation units outstanding at end of period		0	16	7	
ING NEUBERGER BERMAN PARTNERS PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.08				
Value at end of period	$5.40				
Number of accumulation units outstanding at end of period	8,257				
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.21	$13.54	$11.65	$10.03	
Value at end of period	$8.36	$14.21	$13.54	$11.65	
Number of accumulation units outstanding at end of period	2,194	1,980	2,226	1,719	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.06	$11.18			
Value at end of period	$6.69	$11.06			
Number of accumulation units outstanding at end of period	887	381			
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period		$10.56	$10.52		
Value at end of period		$10.73	$10.56		
Number of accumulation units outstanding at end of period		0	570		
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$11.44	$10.59	$10.31	$10.23	$9.80
Value at end of period	$11.28	$11.44	$10.59	$10.31	$10.23
Number of accumulation units outstanding at end of period	15,560	13,656	12,373	2,251	89
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.11	$9.29			
Value at end of period	$6.27	$9.11			
Number of accumulation units outstanding at end of period	8,489	1,333			
ING PIONEER FUND PORTFOLIO - CLASS I					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.07				
Value at end of period	$7.23				
Number of accumulation units outstanding at end of period	1,414				
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during November 2007)					
Value at beginning of period	$11.04	$11.17			
Value at end of period	$7.68	$11.04			
Number of accumulation units outstanding at end of period	938	480			

CFI 143

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.06	$11.22			
Value at end of period	$7.31	$11.06			
Number of accumulation units outstanding at end of period	2,038	488			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS S					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.02	$11.17			
Value at end of period	$7.27	$11.02			
Number of accumulation units outstanding at end of period	2,008	2			
ING REAL ESTATE FUND					
(Funds were first received in this option during December 2005)					
Value at beginning of period	$15.55	$18.87	$14.04	$14.12	
Value at end of period	$9.96	$15.55	$18.87	$14.04	
Number of accumulation units outstanding at end of period	722	605	337	704	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$11.98	$11.63	$10.96		
Value at end of period	$8.63	$11.98	$11.63		
Number of accumulation units outstanding at end of period	5,527	20,508	1,100		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$12.43	$12.07	$10.78		
Value at end of period	$8.11	$12.43	$12.07		
Number of accumulation units outstanding at end of period	14,980	13,643	1,839		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$12.88	$12.42	$10.92		
Value at end of period	$7.99	$12.88	$12.42		
Number of accumulation units outstanding at end of period	13,786	9,732	1,440		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$13.30	$12.76	$11.14		
Value at end of period	$7.89	$13.30	$12.76		
Number of accumulation units outstanding at end of period	11,665	2,312	175		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$11.27	$10.88	$10.18		
Value at end of period	$9.25	$11.27	$10.88		
Number of accumulation units outstanding at end of period	1,011	1,462	113		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.73	$12.36	$11.09		
Value at end of period	$9.10	$12.73	$12.36		
Number of accumulation units outstanding at end of period	10,808	4,201	1,894		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$11.88	$12.15			
Value at end of period	$6.67	$11.88			
Number of accumulation units outstanding at end of period	44	63			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - S CLASS					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.28	$11.90	$11.05	$10.27	$9.56
Value at end of period	$7.44	$13.28	$11.90	$11.05	$10.27
Number of accumulation units outstanding at end of period	38	32	28	24	18
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$13.65	$13.43	$11.78		
Value at end of period	$8.66	$13.65	$13.43		
Number of accumulation units outstanding at end of period	1,500	192	2,803		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.46	$12.44	$11.14	$10.65	$10.03
Value at end of period	$7.66	$13.46	$12.44	$11.14	$10.65
Number of accumulation units outstanding at end of period	4,265	1,533	1,810	191	10
ING TEMPLETON GLOBAL GROWTH PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.70	$16.99			
Value at end of period	$9.94	$16.70			
Number of accumulation units outstanding at end of period	4,046	1,781			
ING TEMPLETON GLOBAL GROWTH PORTFOLIO - CLASS S					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$11.18	$11.56			
Value at end of period	$6.66	$11.18			
Number of accumulation units outstanding at end of period	9	4			
ING UBS U.S. SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period		$10.13			
Value at end of period		$10.04			
Number of accumulation units outstanding at end of period		727			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.65	$13.11	$11.46	$11.21	$9.89
Value at end of period	$7.94	$12.65	$13.11	$11.46	$11.21
Number of accumulation units outstanding at end of period	643	259	6	38	36
ING VAN KAMPEN REAL ESTATE PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$9.99	$12.30	$12.10		
Value at end of period	$6.06	$9.99	$12.30		
Number of accumulation units outstanding at end of period	9,845	145	1,240		
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.92	$12.51	$11.10	$10.70	$9.90
Value at end of period	$7.98	$12.92	$12.51	$11.10	$10.70
Number of accumulation units outstanding at end of period	3,174	1,546	1,753	39	30
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.73	$13.23	$12.29	$11.24	$10.10
Value at end of period	$8.43	$13.73	$13.23	$12.29	$11.24
Number of accumulation units outstanding at end of period	1,822	1,324	1,683	892	17

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$12.80	$13.87	$12.39	$11.99	
Value at end of period	$8.36	$12.80	$13.87	$12.39	
Number of accumulation units outstanding at end of period	2,040	491	242	400	
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during September 2007)					
Value at beginning of period	$11.09	$10.89			
Value at end of period	$9.86	$11.09			
Number of accumulation units outstanding at end of period	16,144	657			
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$11.09	$10.63	$10.37	$10.25	
Value at end of period	$9.98	$11.09	$10.63	$10.37	
Number of accumulation units outstanding at end of period	747	448	357	1,023	
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$17.79	$15.88	$12.42	$11.49	$10.22
Value at end of period	$10.06	$17.79	$15.88	$12.42	$11.49
Number of accumulation units outstanding at end of period	768	287	87	6	7
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$10.81				
Value at end of period	$10.81				
Number of accumulation units outstanding at end of period	487				
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$14.46	$13.83	$12.56		
Value at end of period	$9.85	$14.46	$13.83		
Number of accumulation units outstanding at end of period	2,720	493	268		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$11.98	$11.48	$10.74	$10.37	
Value at end of period	$9.03	$11.98	$11.48	$10.74	
Number of accumulation units outstanding at end of period	28,856	3,617	3,395	129	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$13.13	$12.67	$11.35	$10.64	
Value at end of period	$8.28	$13.13	$12.67	$11.35	
Number of accumulation units outstanding at end of period	18,430	3,643	3,894	494	
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.58	$12.09	$11.03	$10.52	
Value at end of period	$8.62	$12.58	$12.09	$11.03	
Number of accumulation units outstanding at end of period	40,701	27,473	29,895	4,011	
ING WELLS FARGO SMALL CAP DISCIPLINED PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$8.74				
Value at end of period	$6.63				
Number of accumulation units outstanding at end of period	941				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period		$14.09	$12.72	$11.93	$10.28
Value at end of period		$13.96	$14.09	$12.72	$11.93
Number of accumulation units outstanding at end of period		0	198	1,227	1,162
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during April 2005)					
Value at beginning of period		$15.57	$13.12	$11.50	
Value at end of period		$16.95	$15.57	$13.12	
Number of accumulation units outstanding at end of period		0	177	86	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$11.38	$10.97		
Value at end of period		$12.50	$11.38		
Number of accumulation units outstanding at end of period		0	53		
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$17.37	$15.88	$13.10	$12.04	
Value at end of period	$12.54	$17.37	$15.88	$13.10	
Number of accumulation units outstanding at end of period	475	416	1,262	8	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND®					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$10.28				
Value at end of period	$6.81				
Number of accumulation units outstanding at end of period	3,577				
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$14.93				
Value at end of period	$9.99				
Number of accumulation units outstanding at end of period	1,436				
OPPENHEIMER CAPITAL APPRECIATION FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.61	$11.24	$10.79		
Value at end of period	$6.72	$12.61	$11.24		
Number of accumulation units outstanding at end of period	1,202	1,131	1,062		
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$29.37	$22.27	$18.04	$12.96	$9.51
Value at end of period	$15.04	$29.37	$22.27	$18.04	$12.96
Number of accumulation units outstanding at end of period	731	771	1,404	1,200	456
PAX WORLD BALANCED FUND					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$13.50	$12.88			
Value at end of period	$9.22	$13.50			
Number of accumulation units outstanding at end of period	1,919	5			
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.16	$10.98			
Value at end of period	$10.22	$11.16			
Number of accumulation units outstanding at end of period	59	32			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.04	$11.43	$10.49	$10.28	
Value at end of period	$7.48	$12.04	$11.43	$10.49	
Number of accumulation units outstanding at end of period	7,587	27	12	5	
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during April 2005)					
Value at beginning of period		$14.47	$12.24	$11.24	
Value at end of period		$14.30	$14.47	$12.24	
Number of accumulation units outstanding at end of period		0	1,027	525	
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$16.95	$14.67	$12.41	$11.31	
Value at end of period	$9.01	$16.95	$14.67	$12.41	
Number of accumulation units outstanding at end of period	484	342	621	310	
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$14.44	$13.23	$12.11	$10.76	$9.99
Value at end of period	$8.67	$14.44	$13.23	$12.11	$10.76
Number of accumulation units outstanding at end of period	6,192	1,786	7,788	1,388	2,617
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.51	$13.24	$11.18	$10.99	$9.86
Value at end of period	$9.45	$13.51	$13.24	$11.18	$10.99
Number of accumulation units outstanding at end of period	10,912	3,022	2,205	3,742	365
WASHINGTON MUTUAL INVESTORS FUND^{SM}					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$12.93	$12.63	$10.88	$10.41	
Value at end of period	$8.51	$12.93	$12.63	$10.88	
Number of accumulation units outstanding at end of period	745	696	1,254	576	

TABLE 24
FOR CONTRACTS WITH DAILY ASSET CHARGE OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$12.77				
Value at end of period	$7.80				
Number of accumulation units outstanding at end of period	1,839				
AMERICAN BALANCED FUND®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.31	$11.74	$10.68	$10.52	$9.96
Value at end of period	$9.00	$12.31	$11.74	$10.68	$10.52
Number of accumulation units outstanding at end of period	6,033	4,510	58,169	49,262	133

CFI 148

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ARIEL FUND					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$12.14	$12.56	$11.57	$11.55	
Value at end of period	$6.18	$12.14	$12.56	$11.57	
Number of accumulation units outstanding at end of period	182	30	9,855	9,882	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$16.40	$14.83		
Value at end of period		$19.20	$16.40		
Number of accumulation units outstanding at end of period		0	472		
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.60	$15.03	$12.57	$11.56	$10.39
Value at end of period	$9.14	$13.60	$15.03	$12.57	$11.56
Number of accumulation units outstanding at end of period	241	147	135	56	18
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$16.54	$14.30	$13.02	$11.33	$10.42
Value at end of period	$9.34	$16.54	$14.30	$13.02	$11.33
Number of accumulation units outstanding at end of period	732	497	25,693	17,713	35
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$14.98	$14.62		
Value at end of period		$14.40	$14.98		
Number of accumulation units outstanding at end of period		0	54		
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$12.77				
Value at end of period	$7.80				
Number of accumulation units outstanding at end of period	1,839				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.84	$10.56			
Value at end of period	$6.31	$10.84			
Number of accumulation units outstanding at end of period	301	130			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$15.30	$14.97			
Value at end of period	$8.87	$15.30			
Number of accumulation units outstanding at end of period	365	263			
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$7.23				
Value at end of period	$7.37				
Number of accumulation units outstanding at end of period	2				
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$14.71	$14.25			
Value at end of period	$8.83	$14.71			
Number of accumulation units outstanding at end of period	292	181			

	2008	2007	2006	2005	2004
ING GNMA INCOME FUND					
(Funds were first received in this option during March 2005)					
Value at beginning of period		$10.53	$10.23	$10.01	
Value at end of period		$11.00	$10.53	$10.23	
Number of accumulation units outstanding at end of period		0	17,001	13,840	
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$14.34	$13.24		
Value at end of period		$14.49	$14.34		
Number of accumulation units outstanding at end of period		0	1,426		
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$10.59				
Value at end of period	$6.96				
Number of accumulation units outstanding at end of period	491				
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.19	$13.52	$11.64	$10.03	
Value at end of period	$8.34	$14.19	$13.52	$11.64	
Number of accumulation units outstanding at end of period	447	307	2,929	114	
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$11.42	$10.58	$10.30	$10.08	
Value at end of period	$11.25	$11.42	$10.58	$10.30	
Number of accumulation units outstanding at end of period	464	37	9,474	7,957	
ING REAL ESTATE FUND					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$17.14	$18.84	$14.03	$11.49	
Value at end of period	$9.93	$15.52	$18.84	$14.03	
Number of accumulation units outstanding at end of period	1,245	0	13,439	15,020	
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$11.85				
Value at end of period	$8.61				
Number of accumulation units outstanding at end of period	36,277				
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$12.10				
Value at end of period	$8.09				
Number of accumulation units outstanding at end of period	25,609				
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$12.44				
Value at end of period	$7.97				
Number of accumulation units outstanding at end of period	38,382				
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$12.78				
Value at end of period	$7.87				
Number of accumulation units outstanding at end of period	2,031				

CFI 150

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$13.41	$12.02		
Value at end of period		$13.63	$13.41		
Number of accumulation units outstanding at end of period		0	1,007		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$13.44	$12.42	$11.13	$10.64	$9.63
Value at end of period	$7.65	$13.44	$12.42	$11.13	$10.64
Number of accumulation units outstanding at end of period	467	344	1,449	151	38
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$13.09	$11.76		
Value at end of period		$12.63	$13.09		
Number of accumulation units outstanding at end of period		0	741		
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.89	$12.49	$11.09	$10.70	$9.84
Value at end of period	$7.96	$12.89	$12.49	$11.09	$10.70
Number of accumulation units outstanding at end of period	287	209	563	52	16
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$11.06	$10.61	$10.37	$10.22	$10.14
Value at end of period	$9.96	$11.06	$10.61	$10.37	$10.22
Number of accumulation units outstanding at end of period	3,727	988	857	168	41
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$17.76	$15.86	$12.41	$11.49	$10.19
Value at end of period	$10.03	$17.76	$15.86	$12.41	$11.49
Number of accumulation units outstanding at end of period	328	195	1,047	80	26
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period		$13.81	$13.45		
Value at end of period		$14.43	$13.81		
Number of accumulation units outstanding at end of period		0	113		
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during March 2005)					
Value at beginning of period		$15.55	$13.11	$11.48	
Value at end of period		$16.91	$15.55	$13.11	
Number of accumulation units outstanding at end of period		0	11,645	7,577	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$17.34	$15.86	$13.09	$11.58	
Value at end of period	$12.51	$17.34	$15.86	$13.09	
Number of accumulation units outstanding at end of period	229	140	13,920	8,962	
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$29.02				
Value at end of period	$15.01				
Number of accumulation units outstanding at end of period	1,196				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$11.99	$11.41	$10.79		
Value at end of period	$7.46	$12.02	$11.41		
Number of accumulation units outstanding at end of period	444	0	1,212		
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$14.28	$14.45	$12.23	$11.55	$10.41
Value at end of period	$9.18	$14.28	$14.45	$12.23	$11.55
Number of accumulation units outstanding at end of period	493	283	16,478	18,041	21
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during March 2005)					
Value at beginning of period	$14.41	$13.21	$12.09	$10.46	
Value at end of period	$8.65	$14.41	$13.21	$12.09	
Number of accumulation units outstanding at end of period	329	186	15,579	13,010	
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.10	$13.22	$11.71		
Value at end of period	$9.43	$13.49	$13.22		
Number of accumulation units outstanding at end of period	262	0	4,868		
WASHINGTON MUTUAL INVESTORS FUND^SM					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$12.90	$12.61	$10.87	$10.67	$10.07
Value at end of period	$8.49	$12.90	$12.61	$10.87	$10.67
Number of accumulation units outstanding at end of period	445	339	25,205	20,469	16

TABLE 25
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005
AIM GLOBAL HEALTH CARE FUND				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$34.74	$31.66	$29.36	
Value at end of period	$24.50	$34.74	$31.66	
Number of accumulation units outstanding at end of period	303	524	182	
AIM MID CAP CORE EQUITY FUND				
(Funds were first received in this option during October 2008)				
Value at beginning of period	$10.10			
Value at end of period	$9.86			
Number of accumulation units outstanding at end of period	1,565			
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$11.81			
Value at end of period	$7.62			
Number of accumulation units outstanding at end of period	212			

Condensed Financial Information (continued)

	2008	**2007**	**2006**	**2005**
AMERICAN BALANCED FUND®				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.29	$11.73	$10.67	$10.29
Value at end of period	$8.98	$12.29	$11.73	$10.67
Number of accumulation units outstanding at end of period	19,031	21,632	8,816	8,483
ARIEL APPRECIATION FUND				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$10.83			
Value at end of period	$6.76			
Number of accumulation units outstanding at end of period	355			
ARIEL FUND				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.12	$12.54	$11.56	$11.38
Value at end of period	$6.17	$12.12	$12.54	$11.56
Number of accumulation units outstanding at end of period	210	1,057	739	444
COLUMBIA MID CAP VALUE FUND				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$5.94			
Value at end of period	$6.07			
Number of accumulation units outstanding at end of period	178			
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$19.16	$16.38	$13.67	$11.28
Value at end of period	$11.21	$19.16	$16.38	$13.67
Number of accumulation units outstanding at end of period	11,907	16,233	5,107	3,149
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$16.50	$14.28	$13.01	$11.12
Value at end of period	$9.32	$16.50	$14.28	$13.01
Number of accumulation units outstanding at end of period	30,122	30,195	16,812	7,409
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$13.28	$14.02		
Value at end of period	$7.48	$13.28		
Number of accumulation units outstanding at end of period	3,199	2,630		
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during June 2007)				
Value at beginning of period	$14.38	$16.56		
Value at end of period	$9.48	$14.38		
Number of accumulation units outstanding at end of period	1,304	809		
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.74	$12.50	$11.81	$11.45
Value at end of period	$7.78	$13.74	$12.50	$11.81
Number of accumulation units outstanding at end of period	507	8,938	7,927	6,834
FUNDAMENTAL INVESTORS℠				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$5.97			
Value at end of period	$6.08			
Number of accumulation units outstanding at end of period	308			

	2008	2007	2006	2005
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.51	$14.11	$12.39	$12.18
Value at end of period	$9.79	$13.51	$14.11	$12.39
Number of accumulation units outstanding at end of period	268	7,399	6,267	5,455
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$10.83	$10.55		
Value at end of period	$6.30	$10.83		
Number of accumulation units outstanding at end of period	1,802	2,554		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$15.27	$14.59	$12.83	$11.67
Value at end of period	$8.85	$15.27	$14.59	$12.83
Number of accumulation units outstanding at end of period	1,596	4,040	4,043	3,923
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$12.91	$11.02	$9.61	
Value at end of period	$7.66	$12.91	$11.02	
Number of accumulation units outstanding at end of period	0	1,287	404	
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$6.38			
Value at end of period	$6.65			
Number of accumulation units outstanding at end of period	65			
ING DAVIS NEW YORK VENTURE PORTFOLIO				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$12.25	$12.41		
Value at end of period	$7.35	$12.25		
Number of accumulation units outstanding at end of period	211	130		
ING EVERGREEN HEALTH SCIENCES PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$13.44	$12.81		
Value at end of period	$9.45	$13.44		
Number of accumulation units outstanding at end of period	458	47		
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$14.70	$14.23		
Value at end of period	$8.82	$14.70		
Number of accumulation units outstanding at end of period	1,663	868		
ING GNMA INCOME FUND				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$10.98	$10.65		
Value at end of period	$11.57	$10.98		
Number of accumulation units outstanding at end of period	15,587	12,299		
ING INDEX SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$7.78			
Value at end of period	$7.91			
Number of accumulation units outstanding at end of period	4,666			

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING INDEX SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$7.07			
Value at end of period	$7.19			
Number of accumulation units outstanding at end of period	11,318			
ING INDEX SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$6.67			
Value at end of period	$6.81			
Number of accumulation units outstanding at end of period	7,485			
ING INDEX SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$6.14			
Value at end of period	$6.43			
Number of accumulation units outstanding at end of period	973			
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$19.37	$17.82	$14.73	
Value at end of period	$9.21	$19.37	$17.82	
Number of accumulation units outstanding at end of period	0	480	311	
ING JANUS CONTRARIAN PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$4.89			
Value at end of period	$5.33			
Number of accumulation units outstanding at end of period	541			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$15.61	$15.67		
Value at end of period	$7.50	$15.61		
Number of accumulation units outstanding at end of period	145	7		
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$14.46	$15.33		
Value at end of period	$9.55	$14.46		
Number of accumulation units outstanding at end of period	1,066	1,072		
ING LEGG MASON VALUE PORTFOLIO				
(Funds were first received in this option during February 2008)				
Value at beginning of period	$9.97			
Value at end of period	$4.90			
Number of accumulation units outstanding at end of period	2,097			
ING LORD ABBETT AFFILIATED PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.10	$11.18		
Value at end of period	$6.95	$11.10		
Number of accumulation units outstanding at end of period	96	43		
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$14.17	$13.51	$11.64	$9.94
Value at end of period	$8.32	$14.17	$13.51	$11.64
Number of accumulation units outstanding at end of period	14,030	13,847	651	124

CFI 155

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO				
(Funds were first received in this option during December 2008)				
Value at beginning of period	$8.22			
Value at end of period	$8.59			
Number of accumulation units outstanding at end of period	344			
ING PIMCO HIGH YIELD PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$10.71	$10.67		
Value at end of period	$8.18	$10.71		
Number of accumulation units outstanding at end of period	0	9		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$11.40	$10.56	$10.29	$10.28
Value at end of period	$11.22	$11.40	$10.56	$10.29
Number of accumulation units outstanding at end of period	15,029	20,611	9,009	7,576
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.10	$9.27		
Value at end of period	$6.25	$9.10		
Number of accumulation units outstanding at end of period	0	601		
ING PIONEER FUND PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.21	$11.41		
Value at end of period	$7.21	$11.21		
Number of accumulation units outstanding at end of period	0	1,165		
ING PIONEER HIGH YIELD PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$11.02	$11.21		
Value at end of period	$7.66	$11.02		
Number of accumulation units outstanding at end of period	1,393	178		
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.05	$11.20		
Value at end of period	$7.29	$11.05		
Number of accumulation units outstanding at end of period	449	1,299		
ING REAL ESTATE FUND				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$15.49	$18.81	$15.50	
Value at end of period	$9.91	$15.49	$18.81	
Number of accumulation units outstanding at end of period	3,493	1,593	35	
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$11.94	$11.61	$10.65	
Value at end of period	$8.60	$11.94	$11.61	
Number of accumulation units outstanding at end of period	1,855	7,822	2,296	
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$12.40	$12.05	$10.88	
Value at end of period	$8.08	$12.40	$12.05	
Number of accumulation units outstanding at end of period	13,242	5,865	526	

CFI 156

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$12.84	$12.40	$11.01	
Value at end of period	$7.96	$12.84	$12.40	
Number of accumulation units outstanding at end of period	9,501	7,635	1,255	
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$13.26	$12.74	$11.25	
Value at end of period	$7.86	$13.26	$12.74	
Number of accumulation units outstanding at end of period	3,420	8,048	2,895	
ING SOLUTION INCOME PORTFOLIO				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$11.24	$10.86	$10.68	
Value at end of period	$9.21	$11.24	$10.86	
Number of accumulation units outstanding at end of period	568	351	8	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$12.69	$12.90		
Value at end of period	$9.07	$12.69		
Number of accumulation units outstanding at end of period	892	532		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$11.86	$11.32		
Value at end of period	$6.65	$11.86		
Number of accumulation units outstanding at end of period	3,353	3,208		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.60	$13.39	$11.41	$10.89
Value at end of period	$8.62	$13.60	$13.39	$11.41
Number of accumulation units outstanding at end of period	7,769	18,935	13,085	11,174
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$13.41	$12.40	$10.83	
Value at end of period	$7.63	$13.41	$12.40	
Number of accumulation units outstanding at end of period	0	1,327	1,141	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$16.68	$16.96		
Value at end of period	$9.92	$16.68		
Number of accumulation units outstanding at end of period	31	13		
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO				
(Funds were first received in this option during April 2008)				
Value at beginning of period	$10.39			
Value at end of period	$5.49			
Number of accumulation units outstanding at end of period	30			
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during June 2006)				
Value at beginning of period	$12.60	$13.07	$11.77	
Value at end of period	$7.90	$12.60	$13.07	
Number of accumulation units outstanding at end of period	3,542	4,060	508	

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING VAN KAMPEN REAL ESTATE PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.97	$10.29		
Value at end of period	$6.04	$9.97		
Number of accumulation units outstanding at end of period	70	62		
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.58	$11.85		
Value at end of period	$6.42	$11.58		
Number of accumulation units outstanding at end of period	168	1,621		
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.87	$12.47	$11.07	$10.59
Value at end of period	$7.94	$12.87	$12.47	$11.07
Number of accumulation units outstanding at end of period	2,167	5,292	10,853	3,482
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.67	$13.19	$12.27	$11.41
Value at end of period	$8.39	$13.67	$13.19	$12.27
Number of accumulation units outstanding at end of period	12,520	9,979	3,238	6
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.75	$13.83	$12.37	$11.10
Value at end of period	$8.32	$12.75	$13.83	$12.37
Number of accumulation units outstanding at end of period	4,441	4,041	774	7
ING VP INTERMEDIATE BOND FUND				
(Funds were first received in this option during July 2006)				
Value at beginning of period	$11.05	$10.59	$10.28	
Value at end of period	$9.81	$11.05	$10.59	
Number of accumulation units outstanding at end of period	6,109	9,777	4,216	
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during December 2005)				
Value at beginning of period	$11.04	$10.59	$10.36	$10.36
Value at end of period	$9.94	$11.04	$10.59	$10.36
Number of accumulation units outstanding at end of period	15,306	14,642	829	2
ING VP SMALL COMPANY PORTFOLIO				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$14.40	$14.60		
Value at end of period	$9.80	$14.40		
Number of accumulation units outstanding at end of period	1,857	1,660		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$11.93	$11.45	$10.72	$10.66
Value at end of period	$8.98	$11.93	$11.45	$10.72
Number of accumulation units outstanding at end of period	5,749	4,233	1,694	1,480
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.07	$12.64	$11.33	$11.13
Value at end of period	$8.23	$13.07	$12.64	$11.33
Number of accumulation units outstanding at end of period	4,983	8,964	5,632	4,525

	2008	2007	2006	2005
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.53	$12.06	$11.01	$10.89
Value at end of period	$8.58	$12.53	$12.06	$11.01
Number of accumulation units outstanding at end of period	3,690	8,017	6,388	6,911
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.90	$14.05	$12.70	$11.57
Value at end of period	$8.29	$13.90	$14.05	$12.70
Number of accumulation units outstanding at end of period	31	10,196	9,120	7,994
LORD ABBETT SMALL-CAP VALUE FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$16.88	$15.53	$15.84	
Value at end of period	$11.46	$16.88	$15.53	
Number of accumulation units outstanding at end of period	7,891	6,650	105	
MUTUAL DISCOVERY FUND				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$17.31	$17.21		
Value at end of period	$12.48	$17.31		
Number of accumulation units outstanding at end of period	1,521	1,357		
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$16.27	$15.92		
Value at end of period	$9.94	$16.27		
Number of accumulation units outstanding at end of period	242	0		
OPPENHEIMER CAPITAL APPRECIATION FUND				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$12.56	$11.79		
Value at end of period	$6.69	$12.56		
Number of accumulation units outstanding at end of period	4,562	2,117		
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$29.26	$22.20	$19.82	
Value at end of period	$14.97	$29.26	$22.20	
Number of accumulation units outstanding at end of period	2,042	953	0	
OPPENHEIMER GLOBAL SECURITIES FUND/VA				
(Funds were first received in this option during June 2007)				
Value at beginning of period		$15.85		
Value at end of period		$15.42		
Number of accumulation units outstanding at end of period		0		
PAX WORLD BALANCED FUND				
(Funds were first received in this option during April 2007)				
Value at beginning of period	$13.45	$13.01		
Value at end of period	$9.17	$13.45		
Number of accumulation units outstanding at end of period	715	4		
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$12.00	$11.40	$10.47	$9.93
Value at end of period	$7.44	$12.00	$11.40	$10.47
Number of accumulation units outstanding at end of period	5,641	1,938	56	43

Condensed Financial Information (continued)

	2008	2007	2006	2005
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during October 2008)				
Value at beginning of period	$9.43			
Value at end of period	$9.16			
Number of accumulation units outstanding at end of period	312			
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$16.89	$14.63	$12.39	$12.21
Value at end of period	$8.96	$16.89	$14.63	$12.39
Number of accumulation units outstanding at end of period	3,135	7,694	8,059	7,673
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$14.39	$13.19	$12.08	$10.42
Value at end of period	$8.62	$14.39	$13.19	$12.08
Number of accumulation units outstanding at end of period	27,135	45,965	25,196	14,688
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during May 2005)				
Value at beginning of period	$13.46	$13.20	$11.16	$10.77
Value at end of period	$9.40	$13.46	$13.20	$11.16
Number of accumulation units outstanding at end of period	1,157	195	5,132	26
VANGUARD® DIVERSIFIED VALUE PORTFOLIO				
(Funds were first received in this option during June 2007)				
Value at beginning of period	$14.38	$15.42		
Value at end of period	$9.01	$14.38		
Number of accumulation units outstanding at end of period	1,275	819		
VANGUARD® EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during June 2007)				
Value at beginning of period	$13.84	$14.22		
Value at end of period	$9.38	$13.84		
Number of accumulation units outstanding at end of period	1,468	972		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO				
(Funds were first received in this option during June 2007)				
Value at beginning of period	$12.75	$13.61		
Value at end of period	$7.57	$12.75		
Number of accumulation units outstanding at end of period	3,269	2,565		
WASHINGTON MUTUAL INVESTORS FUND℠				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$12.88	$12.60	$10.86	$10.38
Value at end of period	$8.47	$12.88	$12.60	$10.86
Number of accumulation units outstanding at end of period	7,889	7,814	4,106	15

Condensed Financial Information (continued)

TABLE 26

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$34.69	$31.63	$30.81	$29.56	
Value at end of period	$24.46	$34.69	$31.63	$30.81	
Number of accumulation units outstanding at end of period	102	2	0	1,020	
AMERICAN BALANCED FUND®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.26	$11.71	$10.66	$10.51	$9.74
Value at end of period	$8.96	$12.26	$11.71	$10.66	$10.51
Number of accumulation units outstanding at end of period	593	1,112	3,751	5,382	8,691
ARIEL APPRECIATION FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$11.59	$11.96	$11.68		
Value at end of period	$6.75	$11.59	$11.96		
Number of accumulation units outstanding at end of period	1,346	35	4		
ARIEL FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.10	$12.53	$12.20		
Value at end of period	$6.15	$12.10	$12.53		
Number of accumulation units outstanding at end of period	1,638	67	38		
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$19.13	$16.36	$13.66	$11.47	$9.53
Value at end of period	$11.18	$19.13	$16.36	$13.66	$11.47
Number of accumulation units outstanding at end of period	4,073	6,091	7,371	137	3,558
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$16.47	$14.26	$13.00	$11.32	$9.95
Value at end of period	$9.30	$16.47	$14.26	$13.00	$11.32
Number of accumulation units outstanding at end of period	9,538	6,053	8,352	4,654	7,982
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$13.25	$13.29	$12.92		
Value at end of period	$7.46	$13.25	$13.29		
Number of accumulation units outstanding at end of period	2,702	437	109		
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period			$10.17	$9.54	
Value at end of period			$10.67	$10.17	
Number of accumulation units outstanding at end of period			0	4,145	
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2008)					
Value at beginning of period	$15.06				
Value at end of period	$9.46				
Number of accumulation units outstanding at end of period	440				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.72	$12.48	$11.80	$10.84	$9.31
Value at end of period	$7.76	$13.72	$12.48	$11.80	$10.84
Number of accumulation units outstanding at end of period	0	19	27	38	6,030
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period		$14.09	$12.37	$11.64	$9.95
Value at end of period		$13.49	$14.09	$12.37	$11.64
Number of accumulation units outstanding at end of period		0	7	18	4,406
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.82	$10.55			
Value at end of period	$6.29	$10.82			
Number of accumulation units outstanding at end of period	3,102	31			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$15.24	$14.57	$12.82	$12.11	$9.97
Value at end of period	$8.83	$15.24	$14.57	$12.82	$12.11
Number of accumulation units outstanding at end of period	31	5	8	17	3,653
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.23				
Value at end of period	$7.64				
Number of accumulation units outstanding at end of period	36				
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.23	$11.91	$11.53		
Value at end of period	$7.33	$12.23	$11.91		
Number of accumulation units outstanding at end of period	829	389	181		
ING FINANCIAL SERVICES FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.25				
Value at end of period	$6.53				
Number of accumulation units outstanding at end of period	978				
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$13.43				
Value at end of period	$8.80				
Number of accumulation units outstanding at end of period	1,813				
ING GNMA INCOME FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.96	$10.50	$10.21	$10.10	$9.78
Value at end of period	$11.54	$10.96	$10.50	$10.21	$10.10
Number of accumulation units outstanding at end of period	2,294	4,164	8,204	1,094	2,893
ING INTERNATIONAL GROWTH OPPORTUNITIES FUND					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$17.33	$14.81	$14.74		
Value at end of period	$7.78	$17.33	$14.81		
Number of accumulation units outstanding at end of period	15	15	15		

CFI 162

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$16.31				
Value at end of period	$9.19				
Number of accumulation units outstanding at end of period	651				
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$12.19				
Value at end of period	$9.53				
Number of accumulation units outstanding at end of period	12				
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$7.95				
Value at end of period	$4.89				
Number of accumulation units outstanding at end of period	40				
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.09	$11.17			
Value at end of period	$6.94	$11.09			
Number of accumulation units outstanding at end of period	0	12			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$14.15	$13.50	$11.63	$10.03	
Value at end of period	$8.31	$14.15	$13.50	$11.63	
Number of accumulation units outstanding at end of period	1,466	1,937	6,906	4,118	
ING OPPENHEIMER MAIN STREET PORTFOLIO®					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$11.03	$10.73	$10.53		
Value at end of period	$6.66	$11.03	$10.73		
Number of accumulation units outstanding at end of period	876	286	75		
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.38	$10.55	$10.28	$10.22	$9.78
Value at end of period	$11.20	$11.38	$10.55	$10.28	$10.22
Number of accumulation units outstanding at end of period	2,654	181	44	57	8,365
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$8.05				
Value at end of period	$7.65				
Number of accumulation units outstanding at end of period	6,817				
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.04	$11.19			
Value at end of period	$7.28	$11.04			
Number of accumulation units outstanding at end of period	725	174			
ING REAL ESTATE FUND					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$15.46	$18.78	$14.00	$12.83	
Value at end of period	$9.89	$15.46	$18.78	$14.00	
Number of accumulation units outstanding at end of period	3,067	219	110	1,402	

	2008	2007	2006	2005	2004
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$11.93	$11.60	$11.35		
Value at end of period	$8.58	$11.93	$11.60		
Number of accumulation units outstanding at end of period	38,616	4,068	1,812		
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.38	$12.04	$11.77		
Value at end of period	$8.06	$12.38	$12.04		
Number of accumulation units outstanding at end of period	16,979	6,114	3,805		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.83	$12.39	$12.06		
Value at end of period	$7.94	$12.83	$12.39		
Number of accumulation units outstanding at end of period	18,715	8,834	4,217		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$13.24	$12.73	$12.39		
Value at end of period	$7.84	$13.24	$12.73		
Number of accumulation units outstanding at end of period	16,423	2,868	786		
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$11.22	$10.85	$10.75		
Value at end of period	$9.19	$11.22	$10.85		
Number of accumulation units outstanding at end of period	1,361	168	69		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.68	$12.33	$12.01		
Value at end of period	$9.05	$12.68	$12.33		
Number of accumulation units outstanding at end of period	281	46	8		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO - I CLASS					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$11.84	$10.59	$10.34		
Value at end of period	$6.64	$11.84	$10.59		
Number of accumulation units outstanding at end of period	797	245	78		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.57	$13.37	$11.40	$11.13	$9.78
Value at end of period	$8.60	$13.57	$13.37	$11.40	$11.13
Number of accumulation units outstanding at end of period	0	51	52	111	10,078
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$7.32				
Value at end of period	$7.43				
Number of accumulation units outstanding at end of period	116				
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$6.79				
Value at end of period	$6.64				
Number of accumulation units outstanding at end of period	194				

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING UBS U.S. SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period		$10.72			
Value at end of period		$10.02			
Number of accumulation units outstanding at end of period		7			
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.81				
Value at end of period	$7.88				
Number of accumulation units outstanding at end of period	727				
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.84	$12.45	$11.06	$10.69	$9.67
Value at end of period	$7.92	$12.84	$12.45	$11.06	$10.69
Number of accumulation units outstanding at end of period	10	18	18	1,310	3,243
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.65	$13.17	$12.25	$11.23	$10.02
Value at end of period	$8.37	$13.65	$13.17	$12.25	$11.23
Number of accumulation units outstanding at end of period	985	1,949	6,555	1,059	2,364
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.60		$12.36	$11.69	$11.70
Value at end of period	$8.30		$13.81	$12.36	$11.69
Number of accumulation units outstanding at end of period	146		0	1,775	31
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$11.03	$10.58	$10.34	$10.20	$10.18
Value at end of period	$9.79	$11.03	$10.58	$10.34	$10.20
Number of accumulation units outstanding at end of period	1,811	726	317	0	155
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.02	$10.58	$10.35	$10.21	$9.73
Value at end of period	$9.91	$11.02	$10.58	$10.35	$10.21
Number of accumulation units outstanding at end of period	1,701	2,330	9,385	2,478	2,018
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$14.38	$13.77	$13.62		
Value at end of period	$9.77	$14.38	$13.77		
Number of accumulation units outstanding at end of period	3,718	36	4		
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.91	$11.43	$10.71	$10.48	$9.67
Value at end of period	$8.96	$11.91	$11.43	$10.71	$10.48
Number of accumulation units outstanding at end of period	526	471	86	977	1,571
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.05	$12.62	$11.32	$10.83	$9.57
Value at end of period	$8.21	$13.05	$12.62	$11.32	$10.83
Number of accumulation units outstanding at end of period	304	1,034	29	6,478	4,156

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.50	$12.04	$11.00	$10.67	$9.63
Value at end of period	$8.56	$12.50	$12.04	$11.00	$10.67
Number of accumulation units outstanding at end of period	928	2,267	21	1,619	7,269
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period		$14.03	$12.68	$11.91	$9.95
Value at end of period		$13.88	$14.03	$12.68	$11.91
Number of accumulation units outstanding at end of period		0	7	18	6,302
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$16.85	$15.50	$13.08	$11.74	$9.99
Value at end of period	$11.43	$16.85	$15.50	$13.08	$11.74
Number of accumulation units outstanding at end of period	3,042	4,529	5,553	152	2,551
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$17.27	$15.81	$15.11		
Value at end of period	$12.45	$17.27	$15.81		
Number of accumulation units outstanding at end of period	662	408	113		
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$29.20	$25.64			
Value at end of period	$14.93	$29.20			
Number of accumulation units outstanding at end of period	1,864	41			
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$9.87				
Value at end of period	$10.17				
Number of accumulation units outstanding at end of period	14				
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.40		$10.46	$10.36	
Value at end of period	$7.42		$11.38	$10.46	
Number of accumulation units outstanding at end of period	437		0	1,514	
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period		$14.61	$12.38	$11.37	$9.40
Value at end of period		$16.85	$14.61	$12.38	$11.37
Number of accumulation units outstanding at end of period		0	11	27	6,356
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.36	$13.17	$12.07	$10.75	$9.73
Value at end of period	$8.60	$14.36	$13.17	$12.07	$10.75
Number of accumulation units outstanding at end of period	4,708	3,016	8,191	374	14,356
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$13.43	$13.89			
Value at end of period	$9.38	$13.43			
Number of accumulation units outstanding at end of period	207	34			

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
VANGUARD® DIVERSIFIED VALUE PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period		$14.09	$12.15		
Value at end of period		$14.36	$14.09		
Number of accumulation units outstanding at end of period		0	270		
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period		$13.48	$11.65		
Value at end of period		$13.81	$13.48		
Number of accumulation units outstanding at end of period		0	499		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during June 2006)					
Value at beginning of period		$12.51	$11.34		
Value at end of period		$12.72	$12.51		
Number of accumulation units outstanding at end of period		0	1,323		
WASHINGTON MUTUAL INVESTORS FUND[SM]					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.85	$12.58	$10.85	$10.66	$9.95
Value at end of period	$8.45	$12.85	$12.58	$10.85	$10.66
Number of accumulation units outstanding at end of period	12,695	5,316	5,972	1,849	3,829

TABLE 27
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004
AIM GLOBAL HEALTH CARE FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$34.65	$31.61	$31.78		
Value at end of period	$24.42	$34.65	$31.61		
Number of accumulation units outstanding at end of period	261	352	264		
AIM MID CAP CORE EQUITY FUND					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$13.74	$12.70	$11.62	$10.99	$10.74
Value at end of period	$9.81	$13.74	$12.70	$11.62	$10.99
Number of accumulation units outstanding at end of period	31	1,332	0	449	79
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC.					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$13.01	$12.54	$11.18		
Value at end of period	$7.58	$13.01	$12.54		
Number of accumulation units outstanding at end of period	0	119	45		
AMERICAN BALANCED FUND®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.24	$11.69	$10.65	$10.50	$9.94
Value at end of period	$8.94	$12.24	$11.69	$10.65	$10.50
Number of accumulation units outstanding at end of period	0	2,660	2,645	3,598	11

CFI 167

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ARIEL APPRECIATION FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$11.57	$11.94	$11.21		
Value at end of period	$6.73	$11.57	$11.94		
Number of accumulation units outstanding at end of period	80	251	2,270		
ARIEL FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.07	$12.51	$11.87		
Value at end of period	$6.14	$12.07	$12.51		
Number of accumulation units outstanding at end of period	1,078	1,037	745		
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$19.09	$16.33	$13.65	$12.79	
Value at end of period	$11.15	$19.09	$16.33	$13.65	
Number of accumulation units outstanding at end of period	1,890	1,429	2,700	2,997	
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$16.44	$14.24	$12.99	$11.31	$10.96
Value at end of period	$9.28	$16.44	$14.24	$12.99	$11.31
Number of accumulation units outstanding at end of period	6,548	9,677	12,841	16,687	108
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during April 2005)					
Value at beginning of period	$13.23	$13.27	$11.25	$10.29	
Value at end of period	$7.45	$13.23	$13.27	$11.25	
Number of accumulation units outstanding at end of period	1,934	1,403	3,213	33	
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$13.28	$13.12			
Value at end of period	$6.89	$13.28			
Number of accumulation units outstanding at end of period	90	1			
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.32	$14.91	$12.96	$12.11	$10.96
Value at end of period	$9.43	$14.32	$14.91	$12.96	$12.11
Number of accumulation units outstanding at end of period	0	1,852	1,402	186	42
FRANKLIN SMALL-MID CAP GROWTH FUND					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$7.38				
Value at end of period	$7.74				
Number of accumulation units outstanding at end of period	98				
ING BARON ASSET PORTFOLIO					
(Funds were first received in this option during July 2007)					
Value at beginning of period	$10.81	$10.54			
Value at end of period	$6.28	$10.81			
Number of accumulation units outstanding at end of period	3	317			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$15.21	$14.55	$12.81	$12.10	$10.66
Value at end of period	$8.81	$15.21	$14.55	$12.81	$12.10
Number of accumulation units outstanding at end of period	2,982	2,186	17	204	20

	2008	2007	2006	2005	2004
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.86	$10.99	$11.11		
Value at end of period	$7.62	$12.86	$10.99		
Number of accumulation units outstanding at end of period	3	109	134		
ING GNMA INCOME FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.94	$10.49	$10.20	$10.10	$10.14
Value at end of period	$11.52	$10.94	$10.49	$10.20	$10.10
Number of accumulation units outstanding at end of period	874	1,429	3,355	6,173	49
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$19.30	$17.77	$16.23		
Value at end of period	$9.16	$19.30	$17.77		
Number of accumulation units outstanding at end of period	28	1,279	1,879		
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$14.40	$15.12			
Value at end of period	$9.50	$14.40			
Number of accumulation units outstanding at end of period	0	116			
ING LEGG MASON VALUE PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$11.12	$12.02	$11.81		
Value at end of period	$4.88	$11.12	$12.02		
Number of accumulation units outstanding at end of period	0	1,341	891		
ING LORD ABBETT AFFILIATED PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.08	$11.16			
Value at end of period	$6.93	$11.08			
Number of accumulation units outstanding at end of period	2,717	5,478			
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$12.31	$12.12			
Value at end of period	$9.42	$12.31			
Number of accumulation units outstanding at end of period	2,358	1,698			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$14.13	$13.49	$11.63	$11.14	
Value at end of period	$8.29	$14.13	$13.49	$11.63	
Number of accumulation units outstanding at end of period	3,995	5,347	4,102	4,431	
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2006)					
Value at beginning of period	$13.02	$12.84	$11.68		
Value at end of period	$8.25	$13.02	$12.84		
Number of accumulation units outstanding at end of period	0	20	9		
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$11.35	$10.53	$10.27	$10.21	$10.20
Value at end of period	$11.17	$11.35	$10.53	$10.27	$10.21
Number of accumulation units outstanding at end of period	1,996	6,658	6,874	1,112	194

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$9.08	$9.26			
Value at end of period	$6.24	$9.08			
Number of accumulation units outstanding at end of period	0	277			
ING PIONEER MID CAP VALUE PORTFOLIO - CLASS I					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$11.03	$11.18			
Value at end of period	$7.27	$11.03			
Number of accumulation units outstanding at end of period	1,809	1,430			
ING REAL ESTATE FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$15.43	$18.76	$13.99	$12.65	$11.21
Value at end of period	$9.86	$15.43	$18.76	$13.99	$12.65
Number of accumulation units outstanding at end of period	129	2,101	1,042	413	78
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$11.91	$11.89			
Value at end of period	$8.56	$11.91			
Number of accumulation units outstanding at end of period	7,550	68			
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$12.36	$12.97			
Value at end of period	$8.05	$12.36			
Number of accumulation units outstanding at end of period	7,137	6,827			
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$12.81	$12.37	$11.38		
Value at end of period	$7.93	$12.81	$12.37		
Number of accumulation units outstanding at end of period	5,966	3,518	578		
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$13.23	$12.72	$11.65		
Value at end of period	$7.83	$13.23	$12.72		
Number of accumulation units outstanding at end of period	4,836	1,786	193		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.66	$12.32	$11.18		
Value at end of period	$9.04	$12.66	$12.32		
Number of accumulation units outstanding at end of period	1,771	1,636	691		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.55	$13.35	$11.39	$11.13	$10.17
Value at end of period	$8.58	$13.55	$13.35	$11.39	$11.13
Number of accumulation units outstanding at end of period	1,143	2,710	257	837	122
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during March 2006)					
Value at beginning of period	$13.36	$12.36	$11.41		
Value at end of period	$7.59	$13.36	$12.36		
Number of accumulation units outstanding at end of period	1,855	1,039	234		

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
ING TEMPLETON GLOBAL GROWTH PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$16.65	$16.93			
Value at end of period	$9.89	$16.65			
Number of accumulation units outstanding at end of period	0	29			
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during February 2005)					
Value at beginning of period	$12.82	$12.43	$11.05	$10.62	
Value at end of period	$7.90	$12.82	$12.43	$11.05	
Number of accumulation units outstanding at end of period	411	1,110	348	5,467	
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$13.62	$13.15	$12.24	$11.22	$10.08
Value at end of period	$8.35	$13.62	$13.15	$12.24	$11.22
Number of accumulation units outstanding at end of period	912	1,429	2,418	6,718	32
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$12.70	$13.79	$12.34	$11.68	$10.47
Value at end of period	$8.28	$12.70	$13.79	$12.34	$11.68
Number of accumulation units outstanding at end of period	1,032	1,500	728	159	25
ING VP INTERMEDIATE BOND FUND					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$11.01	$10.56	$10.34		
Value at end of period	$9.76	$11.01	$10.56		
Number of accumulation units outstanding at end of period	0	64	60		
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.00	$10.56	$10.34	$10.29	
Value at end of period	$9.89	$11.00	$10.56	$10.34	
Number of accumulation units outstanding at end of period	1,515	2,534	2,826	5,141	
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$17.65	$15.79	$13.20		
Value at end of period	$9.96	$17.65	$15.79		
Number of accumulation units outstanding at end of period	468	411	38		
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$8.84				
Value at end of period	$9.75				
Number of accumulation units outstanding at end of period	53				
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$11.88	$11.41	$10.70	$10.64	
Value at end of period	$8.94	$11.88	$11.41	$10.70	
Number of accumulation units outstanding at end of period	39	2,194	2,337	16	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.02	$12.60	$11.31	$11.11	
Value at end of period	$8.19	$13.02	$12.60	$11.31	
Number of accumulation units outstanding at end of period	197	741	1,408	15	

CFI 171

	2008	2007	2006	2005	2004
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.48	$12.02	$10.99	$10.88	
Value at end of period	$8.54	$12.48	$12.02	$10.99	
Number of accumulation units outstanding at end of period	292	1,453	3,011	34	
LORD ABBETT MID-CAP VALUE FUND					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$13.85	$14.01	$12.67	$12.45	
Value at end of period	$8.25	$13.85	$14.01	$12.67	
Number of accumulation units outstanding at end of period	1,207	2,653	1,300	4,801	
LORD ABBETT SMALL-CAP VALUE FUND					
(Funds were first received in this option during August 2005)					
Value at beginning of period	$16.81	$15.48	$13.07	$12.55	
Value at end of period	$11.40	$16.81	$15.48	$13.07	
Number of accumulation units outstanding at end of period	1,014	615	3,488	6,659	
MUTUAL DISCOVERY FUND					
(Funds were first received in this option during June 2006)					
Value at beginning of period	$17.24	$15.79	$13.23		
Value at end of period	$12.42	$17.24	$15.79		
Number of accumulation units outstanding at end of period	0	88	34		
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$16.21	$14.27			
Value at end of period	$9.89	$16.21			
Number of accumulation units outstanding at end of period	1,392	766			
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$29.14	$22.14	$17.98	$12.94	$10.90
Value at end of period	$14.90	$29.14	$22.14	$17.98	$12.94
Number of accumulation units outstanding at end of period	735	1,259	2,826	5,154	64
PAX WORLD BALANCED FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$13.39	$12.44	$11.43	$11.02	$10.17
Value at end of period	$9.13	$13.39	$12.44	$11.43	$11.02
Number of accumulation units outstanding at end of period	3	555	0	72	13
PIONEER HIGH YIELD FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$11.95	$11.36	$10.45	$10.38	$10.09
Value at end of period	$7.41	$11.95	$11.36	$10.45	$10.38
Number of accumulation units outstanding at end of period	621	2,625	833	837	89
T. ROWE PRICE MID-CAP VALUE FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$14.19	$14.38	$12.20	$11.54	$10.42
Value at end of period	$9.11	$14.19	$14.38	$12.20	$11.54
Number of accumulation units outstanding at end of period	0	270	0	127	24
TEMPLETON FOREIGN FUND					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$16.82	$14.59	$12.36	$11.36	$10.12
Value at end of period	$8.92	$16.82	$14.59	$12.36	$11.36
Number of accumulation units outstanding at end of period	0	2,635	20	820	135

CFI 172

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$14.33	$13.15	$12.06	$10.74	$9.90
Value at end of period	$8.58	$14.33	$13.15	$12.06	$10.74
Number of accumulation units outstanding at end of period	2,966	4,157	5,405	10,086	54
THE INCOME FUND OF AMERICA®					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$13.41	$13.16	$11.14	$11.08	
Value at end of period	$9.36	$13.41	$13.16	$11.14	
Number of accumulation units outstanding at end of period	1,091	4,741	3,153	3,526	
VANGUARD® DIVERSIFIED VALUE PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period			$12.09	$12.16	
Value at end of period			$14.08	$12.09	
Number of accumulation units outstanding at end of period			0	15	
VANGUARD® EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period			$11.39	$11.53	
Value at end of period			$13.47	$11.39	
Number of accumulation units outstanding at end of period			0	14	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO					
(Funds were first received in this option during November 2005)					
Value at beginning of period			$11.57	$11.66	
Value at end of period			$12.49	$11.57	
Number of accumulation units outstanding at end of period			0	6	
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during October 2005)					
Value at beginning of period	$12.83	$12.56	$10.84	$10.58	
Value at end of period	$8.43	$12.83	$12.56	$10.84	
Number of accumulation units outstanding at end of period	2,678	2,461	4,720	6,726	

TABLE 28
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.55%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005
AIM MID CAP CORE EQUITY FUND				
(Funds were first received in this option during May 2006)				
Value at beginning of period		$12.67	$12.28	
Value at end of period		$13.69	$12.67	
Number of accumulation units outstanding at end of period		0	941	
AMERICAN BALANCED FUND®				
(Funds were first received in this option during October 2005)				
Value at beginning of period		$11.66	$10.63	$10.33
Value at end of period		$12.19	$11.66	$10.63
Number of accumulation units outstanding at end of period		0	270	605

CFI 173

Condensed Financial Information (continued)

	2008	2007	2006	2005
ARIEL APPRECIATION FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.52	$11.91	$10.94	$10.86
Value at end of period	$6.70	$11.52	$11.91	$10.94
Number of accumulation units outstanding at end of period	91	57	34	8
EUROPACIFIC GROWTH FUND®				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$19.01	$16.29	$13.62	$12.64
Value at end of period	$11.10	$19.01	$16.29	$13.62
Number of accumulation units outstanding at end of period	1,382	764	296	893
FIDELITY® VIP CONTRAFUND® PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$16.37	$14.20	$12.96	$12.28
Value at end of period	$9.23	$16.37	$14.20	$12.96
Number of accumulation units outstanding at end of period	1,077	732	4,386	3,176
FIDELITY® VIP EQUITY-INCOME PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$13.18	$13.23	$11.23	$10.96
Value at end of period	$7.41	$13.18	$13.23	$11.23
Number of accumulation units outstanding at end of period	27	19	1,210	6
FRANKLIN SMALL CAP VALUE SECURITIES FUND				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$14.26	$14.87	$14.50	
Value at end of period	$9.39	$14.26	$14.87	
Number of accumulation units outstanding at end of period	307	174	454	
FRANKLIN SMALL-MID CAP GROWTH FUND				
(Funds were first received in this option during November 2006)				
Value at beginning of period	$13.64	$12.43	$12.56	
Value at end of period	$7.70	$13.64	$12.43	
Number of accumulation units outstanding at end of period	20	71	8	
ING BARON ASSET PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$10.80	$10.59		
Value at end of period	$6.27	$10.80		
Number of accumulation units outstanding at end of period	27	353		
ING BARON SMALL CAP GROWTH PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$15.15	$14.50	$13.58	
Value at end of period	$8.76	$15.15	$14.50	
Number of accumulation units outstanding at end of period	50	205	1,229	
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO				
(Funds were first received in this option during May 2008)				
Value at beginning of period	$14.62			
Value at end of period	$8.75			
Number of accumulation units outstanding at end of period	0			
ING GNMA INCOME FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.89	$10.46	$10.18	$10.22
Value at end of period	$11.46	$10.89	$10.46	$10.18
Number of accumulation units outstanding at end of period	333	238	1,104	3,397

CFI 174

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING JPMORGAN MID CAP VALUE PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$14.35	$14.24	$13.02	
Value at end of period	$9.46	$14.35	$14.24	
Number of accumulation units outstanding at end of period	119	104	85	
ING LORD ABBETT AFFILIATED PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.06	$11.14		
Value at end of period	$6.91	$11.06		
Number of accumulation units outstanding at end of period	244	113		
ING MFS TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period		$11.99	$11.07	
Value at end of period		$12.27	$11.99	
Number of accumulation units outstanding at end of period		0	1,013	
ING OPPENHEIMER GLOBAL PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$14.09	$13.46	$11.62	$11.00
Value at end of period	$8.26	$14.09	$13.46	$11.62
Number of accumulation units outstanding at end of period	417	333	2,733	1,111
ING OPPENHEIMER MAIN STREET PORTFOLIO®				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$11.01	$11.12		
Value at end of period	$6.64	$11.01		
Number of accumulation units outstanding at end of period	245	113		
ING PIMCO TOTAL RETURN PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$11.31	$10.50	$10.26	
Value at end of period	$11.11	$11.31	$10.50	
Number of accumulation units outstanding at end of period	344	79	3,586	
ING PIONEER EQUITY INCOME PORTFOLIO - CLASS I				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$9.07	$9.24		
Value at end of period	$6.22	$9.07		
Number of accumulation units outstanding at end of period	90	57		
ING REAL ESTATE FUND				
(Funds were first received in this option during May 2006)				
Value at beginning of period		$18.70	$15.35	
Value at end of period		$15.37	$18.70	
Number of accumulation units outstanding at end of period		0	752	
ING SOLUTION 2015 PORTFOLIO				
(Funds were first received in this option during September 2006)				
Value at beginning of period	$11.88	$11.57	$11.08	
Value at end of period	$8.53	$11.88	$11.57	
Number of accumulation units outstanding at end of period	128	111	15	
ING SOLUTION 2025 PORTFOLIO				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$12.33	$12.01	$11.13	
Value at end of period	$8.02	$12.33	$12.01	
Number of accumulation units outstanding at end of period	6,643	3,721	5,086	

CFI 175

Condensed Financial Information (continued)

	2008	2007	2006	2005
ING SOLUTION 2035 PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$12.77	$12.35	$11.45	
Value at end of period	$7.90	$12.77	$12.35	
Number of accumulation units outstanding at end of period	1,280	1,150	973	
ING SOLUTION 2045 PORTFOLIO				
(Funds were first received in this option during April 2006)				
Value at beginning of period	$13.19	$12.70	$11.75	
Value at end of period	$7.80	$13.19	$12.70	
Number of accumulation units outstanding at end of period	3,795	2,885	624	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$13.49	$13.31	$12.12	
Value at end of period	$8.54	$13.49	$13.31	
Number of accumulation units outstanding at end of period	89	90	1,578	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$13.31	$12.33	$11.36	
Value at end of period	$7.55	$13.31	$12.33	
Number of accumulation units outstanding at end of period	13	297	272	
ING TEMPLETON GLOBAL GROWTH PORTFOLIO				
(Funds were first received in this option during December 2007)				
Value at beginning of period	$16.62	$16.90		
Value at end of period	$9.86	$16.62		
Number of accumulation units outstanding at end of period	7	128		
ING VAN KAMPEN COMSTOCK PORTFOLIO				
(Funds were first received in this option during July 2007)				
Value at beginning of period	$12.51	$13.16		
Value at end of period	$7.82	$12.51		
Number of accumulation units outstanding at end of period	12	229		
ING VP INDEX PLUS LARGECAP PORTFOLIO				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$12.77	$12.40	$11.45	
Value at end of period	$7.86	$12.77	$12.40	
Number of accumulation units outstanding at end of period	0	25	184	
ING VP INDEX PLUS MIDCAP PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period	$13.57	$13.11	$12.22	$11.61
Value at end of period	$8.31	$13.57	$13.11	$12.22
Number of accumulation units outstanding at end of period	375	235	1,310	1,237
ING VP INDEX PLUS SMALLCAP PORTFOLIO				
(Funds were first received in this option during February 2006)				
Value at beginning of period	$12.65	$13.75	$13.24	
Value at end of period	$8.24	$12.65	$13.75	
Number of accumulation units outstanding at end of period	328	169	1,556	
ING VP INTERMEDIATE BOND FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$10.97	$10.53	$10.31	$10.40
Value at end of period	$9.72	$10.97	$10.53	$10.31
Number of accumulation units outstanding at end of period	651	642	280	65

CFI 176

	2008	2007	2006	2005
ING VP INTERMEDIATE BOND PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period			$10.32	$10.29
Value at end of period			$10.53	$10.32
Number of accumulation units outstanding at end of period			0	765
ING VP INTERNATIONAL VALUE PORTFOLIO				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$17.58	$15.74	$12.35	$11.73
Value at end of period	$9.91	$17.58	$15.74	$12.35
Number of accumulation units outstanding at end of period	68	47	188	7
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period			$10.68	$10.54
Value at end of period			$11.38	$10.68
Number of accumulation units outstanding at end of period			0	358
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period			$11.29	$10.94
Value at end of period			$12.56	$11.29
Number of accumulation units outstanding at end of period			0	1,029
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO				
(Funds were first received in this option during October 2005)				
Value at beginning of period			$10.97	$10.74
Value at end of period			$11.99	$10.97
Number of accumulation units outstanding at end of period			0	1,886
LORD ABBETT MID-CAP VALUE FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$13.80	$13.96	$12.65	$12.47
Value at end of period	$8.21	$13.80	$13.96	$12.65
Number of accumulation units outstanding at end of period	77	48	792	7
LORD ABBETT SMALL-CAP VALUE FUND				
(Funds were first received in this option during October 2005)				
Value at beginning of period		$15.44	$13.04	$12.46
Value at end of period		$16.75	$15.44	$13.04
Number of accumulation units outstanding at end of period		0	327	2,402
MUTUAL DISCOVERY FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$17.17	$15.75	$13.02	$12.42
Value at end of period	$12.35	$17.17	$15.75	$13.02
Number of accumulation units outstanding at end of period	65	44	27	7
NEW PERSPECTIVE FUND®				
(Funds were first received in this option during February 2006)				
Value at beginning of period		$14.18	$12.41	
Value at end of period		$16.15	$14.18	
Number of accumulation units outstanding at end of period		0	605	
OPPENHEIMER DEVELOPING MARKETS FUND				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$29.03	$22.07	$21.37	
Value at end of period	$14.82	$29.03	$22.07	
Number of accumulation units outstanding at end of period	0	22	501	

CFI 177

Condensed Financial Information (continued)

	2008	2007	2006	2005
PAX WORLD BALANCED FUND				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$13.34	$12.41	$12.02	
Value at end of period	$9.08	$13.34	$12.41	
Number of accumulation units outstanding at end of period	198	38	260	
PIONEER HIGH YIELD FUND				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$11.90	$11.33	$10.43	$10.44
Value at end of period	$7.37	$11.90	$11.33	$10.43
Number of accumulation units outstanding at end of period	651	583	1,137	8
T. ROWE PRICE MID-CAP VALUE FUND				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$14.14	$14.34	$13.03	
Value at end of period	$9.07	$14.14	$14.34	
Number of accumulation units outstanding at end of period	0	11	235	
TEMPLETON FOREIGN FUND				
(Funds were first received in this option during May 2006)				
Value at beginning of period	$16.75	$14.54	$13.98	
Value at end of period	$8.88	$16.75	$14.54	
Number of accumulation units outstanding at end of period	264	98	1,697	
THE GROWTH FUND OF AMERICA®				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$14.27	$13.11	$12.04	$11.45
Value at end of period	$8.54	$14.27	$13.11	$12.04
Number of accumulation units outstanding at end of period	1,487	752	1,792	1,860
THE INCOME FUND OF AMERICA®				
(Funds were first received in this option during October 2006)				
Value at beginning of period	$13.36	$13.12	$12.44	
Value at end of period	$9.31	$13.36	$13.12	
Number of accumulation units outstanding at end of period	637	344	62	
WASHINGTON MUTUAL INVESTORS FUND[SM]				
(Funds were first received in this option during September 2005)				
Value at beginning of period	$12.78	$12.52	$10.81	$10.72
Value at end of period	$8.39	$12.78	$12.52	$10.81
Number of accumulation units outstanding at end of period	307	203	1,779	4,796

TABLE 29
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.70%
(Selected data for accumulation units outstanding throughout each period)

	2008
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$14.31
Value at end of period	$9.16
Number of accumulation units outstanding at end of period	1,695

CFI 178

	2008
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$13.56
Value at end of period	$9.32
Number of accumulation units outstanding at end of period	1,177
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$17.63
Value at end of period	$9.05
Number of accumulation units outstanding at end of period	971
ING LORD ABBETT AFFILIATED PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$9.95
Value at end of period	$6.88
Number of accumulation units outstanding at end of period	2,842
ING OPPENHEIMER GLOBAL PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.53
Value at end of period	$8.21
Number of accumulation units outstanding at end of period	1,244
ING OPPENHEIMER GLOBAL PORTFOLIO - I CLASS	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.53
Value at end of period	$8.21
Number of accumulation units outstanding at end of period	1,244
ING OPPORTUNISTIC LARGE CAP VALUE PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.44
Value at end of period	$8.15
Number of accumulation units outstanding at end of period	35
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.51
Value at end of period	$11.03
Number of accumulation units outstanding at end of period	1,239
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.07
Value at end of period	$8.25
Number of accumulation units outstanding at end of period	281
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.31
Value at end of period	$8.18
Number of accumulation units outstanding at end of period	481
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$10.81
Value at end of period	$9.77
Number of accumulation units outstanding at end of period	1,258

Condensed Financial Information (continued)

	2008
ING VP INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$15.73
Value at end of period	$9.84
Number of accumulation units outstanding at end of period	225
LORD ABBETT MID-CAP VALUE FUND	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$11.83
Value at end of period	$8.15
Number of accumulation units outstanding at end of period	1,315
THE GROWTH FUND OF AMERICA®	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$13.01
Value at end of period	$8.48
Number of accumulation units outstanding at end of period	645
THE INCOME FUND OF AMERICA®	
(Funds were first received in this option during March 2008)	
Value at beginning of period	$12.34
Value at end of period	$9.24
Number of accumulation units outstanding at end of period	1,760

TABLE 30
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.75%
(Selected data for accumulation units outstanding throughout each period)

	2008	**2007**
AIM GLOBAL HEALTH CARE FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$34.39	$33.14
Value at end of period	$24.16	$34.39
Number of accumulation units outstanding at end of period	0	94
ARIEL APPRECIATION FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$11.43	$12.93
Value at end of period	$6.63	$11.43
Number of accumulation units outstanding at end of period	829	2,150
ARIEL FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$11.93	$13.78
Value at end of period	$6.05	$11.93
Number of accumulation units outstanding at end of period	0	322
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$18.87	$17.79
Value at end of period	$10.99	$18.87
Number of accumulation units outstanding at end of period	344	1,578

Condensed Financial Information (continued)

	2008	2007
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$16.25	$15.18
Value at end of period	$9.14	$16.25
Number of accumulation units outstanding at end of period	809	5,803
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$13.07	$14.16
Value at end of period	$7.34	$13.07
Number of accumulation units outstanding at end of period	971	3,346
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$14.15	$16.24
Value at end of period	$9.30	$14.15
Number of accumulation units outstanding at end of period	0	297
ING BARON ASSET PORTFOLIO		
(Funds were first received in this option during July 2007)		
Value at beginning of period	$10.76	$10.50
Value at end of period	$6.23	$10.76
Number of accumulation units outstanding at end of period	0	3,199
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$12.71	$11.97
Value at end of period	$7.51	$12.71
Number of accumulation units outstanding at end of period	0	10
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$14.54	$14.31
Value at end of period	$8.69	$14.54
Number of accumulation units outstanding at end of period	0	1,834
ING INTERNATIONAL SMALLCAP MULTI-MANAGER FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$19.07	$21.23
Value at end of period	$9.03	$19.07
Number of accumulation units outstanding at end of period	0	541
ING LEGG MASON VALUE PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$11.03	$12.51
Value at end of period	$4.82	$11.03
Number of accumulation units outstanding at end of period	0	12
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$11.22	$10.37
Value at end of period	$11.01	$11.22
Number of accumulation units outstanding at end of period	810	5,006
ING REAL ESTATE FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$15.25	$17.09
Value at end of period	$9.72	$15.25
Number of accumulation units outstanding at end of period	0	593

Condensed Financial Information (continued)

	2008	2007
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$12.55	$14.48
Value at end of period	$8.16	$12.55
Number of accumulation units outstanding at end of period	0	132
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$28.80	$25.34
Value at end of period	$14.68	$28.80
Number of accumulation units outstanding at end of period	0	3,026
PIONEER HIGH YIELD FUND		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$11.81	$11.91
Value at end of period	$7.30	$11.81
Number of accumulation units outstanding at end of period	0	380
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$14.16	$14.08
Value at end of period	$8.46	$14.16
Number of accumulation units outstanding at end of period	13	1,510
THE INCOME FUND OF AMERICA®		
(Funds were first received in this option during June 2007)		
Value at beginning of period	$13.25	$13.73
Value at end of period	$9.22	$13.25
Number of accumulation units outstanding at end of period	12	110

CFI 182

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Account C prospectus dated May 1, 2009, as well as all current prospectuses for the funds available under the Contracts.

___ Please send an Account C Statement of Additional Information (Form No. SAI.109860-09) dated May 1, 2009.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109860-09


VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated May 1, 2009

For
ING Map Plus NP[SM]

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated May 1, 2009. The contract offered in connection with the prospectus is a group deferred variable annuity contract funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:


ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, Connecticut 06095-0063
1-800-262-3862


Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2008, the Company had $50 billion invested through its products, including $37 billion in its separate accounts (of which the Company's, investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the daily asset charge, subaccount administrative adjustment charge (if any) and the transferred asset benefit charge (if applicable) described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds may be available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows*:

- AIM Global Health Care Fund (Investor Class)[1]
- AIM Mid Cap Core Equity Fund (Class A)[1]
- Alger Green Fund (Class A)[1,2]
- AllianceBernstein Growth and Income Fund (Class A)[1]
- Allianz NFJ Dividend Value Fund (Class A)[1,2]
- Allianz NFJ Small-Cap Value Fund, Inc. (Class A)[1,*]
- Amana Growth Fund[1,2]
- Amana Income Fund[1,2]
- American Balanced Fund® (Class R-3)[1]
- American Century Inflation-Adjusted Bond Fund (Investor Class)[1,2]
- Ariel Appreciation Fund[1]
- Ariel Fund[1]
- Artisan International Fund (Investor Shares)[1,2]
- BlackRock Mid Cap Value Opportunities Fund (Class A)[1,2]
- Capital World Growth and Income Fund℠ (Class R-3)[1,2]
- Columbia Mid Cap Value Fund (Retail Class)[1]
- CRM Mid Cap Value Fund (Investor Shares)[1,2]
- Eaton Vance Large-Cap Value Fund (Class R)[1,2,3]
- EuroPacific Growth Fund® (Class R-3)[1]
- Evergreen Special Values Fund (Class A)[1,*]
- Fidelity® VIP Contrafund® Portfolio (Initial Class)
- Fidelity® VIP Equity-Income Portfolio (Initial Class)
- Fidelity® VIP Growth Portfolio (Initial Class)
- Franklin Small Cap Value Securities Fund (Class 2)
- Franklin Small-Mid Cap Growth Fund (Class A)[1]
- Fundamental Investors℠ (Class R-3)[1]
- ING American Century Small-Mid Cap Value Portfolio (S Class)
- ING Balanced Portfolio, Inc. (Class I)[4]
- ING Baron Asset Portfolio (S Class)
- ING Baron Small Cap Growth Portfolio (S Class)
- ING BlackRock Large Cap Growth Portfolio (S Class)[2]
- ING BlackRock Science and Technology Opportunities Portfolio (Class I)[3]
- ING Clarion Real Estate Portfolio (Class S)[4]
- ING Columbia Small Cap Value Portfolio (S Class)[4]
- ING Davis New York Venture Portfolio (S Class)
- ING Evergreen Health Sciences Portfolio (Class S)
- ING FMR℠ Diversified Mid Cap Portfolio (Class S)[4]
- ING Global Real Estate Fund (Class A)[1,2]
- ING Global Resources Portfolio (S Class)[2]
- ING GNMA Income Fund (Class A)[1]
- ING Growth and Income Fund (Class A)[1]
- ING Growth and Income Portfolio II (Class S)[4]
- ING Growth Opportunities Fund (Class A)[1,4]
- ING Index Plus International Equity Portfolio (Class S)[4]
- ING Index Plus LargeCap Portfolio (Class I)[4]
- ING Index Plus MidCap Portfolio (Class I)[4]
- ING Index Plus SmallCap Portfolio[4]
- ING Index Solution Income Portfolio (ADV Class)[6]
- ING Index Solution 2025 Portfolio (ADV Class)[6]
- ING Index Solution 2035 Portfolio (ADV Class)[6]
- ING Index Solution 2045 Portfolio (ADV Class)[6]
- ING Intermediate Bond Fund (Class A)[1]
- ING Intermediate Bond Portfolio (Class I)[4]
- ING International Growth Opportunities Fund (Class Q)[1]
- ING International Index Portfolio (Class I)
- ING International SmallCap Multi-Manager Fund (Class A)[1]
- ING International Value Portfolio (Class I)[4]
- ING Janus Contrarian Portfolio (Class S)
- ING JPMorgan Emerging Markets Equity Portfolio (Class S)
- ING JPMorgan Mid Cap Value Portfolio (S Class)
- ING JPMorgan Value Opportunities Portfolio (Class S)
- ING Legg Mason Partners Aggressive Growth Portfolio (S Class)
- ING Lord Abbett Affiliated Portfolio (Class S)*
- ING MFS Total Return Portfolio (Class S)
- ING Marsico Growth Portfolio (Class S)
- ING Marsico International Opportunities Portfolio (Class S)
- ING Money Market Portfolio (Class I)[4]
- ING Neuberger Berman Partners Portfolio (S Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Main Street Portfolio® (Class S)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING Opportunistic LargeCap Portfolio (Class I)[4]
- ING PIMCO High Yield Portfolio (Class S)
- ING PIMCO Total Return Portfolio (S Class)
- ING Pioneer Equity Income Portfolio (Class S)*
- ING Pioneer Fund Portfolio (Class S)*
- ING Pioneer High Yield Portfolio (S Class)
- ING Pioneer Mid Cap Value Portfolio (Class S)*
- ING Real Estate Fund (Class A)[1]
- ING Russell™ Large Cap Index Portfolio (Class I)
- ING Russell™ Mid Cap Index Portfolio (Class I)
- ING Russell™ Small Cap Index Portfolio (Class I)
- ING Small Company Portfolio (Class I)[4]
- ING SmallCap Opportunities Portfolio (Class I)[2]
- ING Solution Income Portfolio (ADV Class)[6]
- ING Solution 2015 Portfolio (ADV Class)[6]
- ING Solution 2025 Portfolio (ADV Class)[6]
- ING Solution 2035 Portfolio (ADV Class)[6]
- ING Solution 2045 Portfolio (ADV Class)[6]
- ING Strategic Allocation Conservative Portfolio (Class I)[4,6]
- ING Strategic Allocation Growth Portfolio (Class I)[4,6]
- ING Strategic Allocation Moderate Portfolio (Class I)[4,6]
- ING T. Rowe Price Capital Appreciation Portfolio (Class S)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)*
- ING T. Rowe Price Equity Income Portfolio (Class S)
- ING T. Rowe Price Growth Equity Portfolio (S Class)
- ING Templeton Foreign Equity Portfolio (S Class)
- ING Templeton Global Growth Portfolio (Class S)*
- ING Van Kampen Capital Growth Portfolio (Class S)
- ING Van Kampen Comstock Portfolio (S Class)
- ING U.S. Bond Index Portfolio (Class I)[4]
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- Lazard U.S. Mid Cap Equity Portfolio (Open Shares)[1,4]
- Lord Abbett Mid-Cap Value Fund (Class A)[1,*]
- Lord Abbett Small-Cap Value Fund (Class A)[1,*]
- Massachusetts Investors Growth Stock Fund (Class A)[1]
- Mutual Global Discovery Fund (Class R)[1,4]
- Neuberger Berman Socially Responsive Fund® (Trust Class)[1]
- New Perspective Fund® (Class R-3)[1]
- OpCap Mid Cap Portfolio
- Oppenheimer Capital Appreciation Fund (Class A)[1]
- Oppenheimer Developing Markets Fund (Class A)[1,*]
- Pax World Balanced Fund (Individual Investor Class)[1]
- PIMCO VIT Real Return Portfolio (Administrative Class)
- Pioneer Emerging Markets VCT Portfolio (Class I)
- Pioneer High Yield Fund (Class A)[1]
- RiverSource Diversified Equity Income Fund (Class R3)[1]
- T. Rowe Price Mid-Cap Value Fund (R Class)[1,*]
- Templeton Foreign Fund (Class A)[1]
- The Growth Fund of America® (Class R-3)[1]
- The Income Fund of America® (Class R-3)[1]
- Van Kampen Small Cap Value Fund (Class A)[1,2]
- Vanguard® Diversified Value Portfolio
- Vanguard® Equity Income Portfolio
- Vanguard® Small Company Growth Portfolio
- Wanger International[4]
- Wanger USA[2]
- Washington Mutual Investors Fund℠ (Class R-3)[1]

* Please see "Appendix IV – Fund Descriptions" in the prospectus for further information regarding the availability of certain funds.

1 This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds" in the prospectus.

2 This fund is scheduled to be available on May 11, 2009.

3 This fund is structured as a "Master-Feeder" fund that invests directly in shares of an underlying portfolio. See "Fees-Fund Fees and Expenses" in the prospectus for additional information.

4 This fund has changed its name to the name listed above. See Appendix IV - Fund Descriptions in the prospectus for a complete list of former and current fund names.

5 FMR℠ is a service mark of Fidelity Management & Research Company.

6 These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" in the prospectus for additional information.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2008, 2007 and 2006 amounted to approximately $43,901,529.15, $44,267,199.63 and $43,390,180.16, respectively. These amounts reflect approximate compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

As described in the prospectus, compensation paid to those who sell the contract can affect the daily asset charge applied. The following chart illustrates the maximum daily asset charge that may be applied under a contract depending upon the compensation option selected by the individual selling the contract, as of May 1, 2009.

Maximum Daily Asset Charge for Case Based Compensation

	First Case Year (Case Year 1 Only)	Renewal Year & Increase Deposits (All Case Years)	Takeover (Case Year 1 Only)	Asset Based (Starts Case Month 1)	Asset Based (Starts Case Month 13)	Maximum Daily Asset Charge
Option 1	1.00%	0.00%	1.00%	0.00%	0.15	1.10
Option 2	1.00%	0.00%	1.00%	0.00%	0.25	1.25
Option 3	1.00%	0.00%	1.00%	0.00%	0.30	1.30
Option 4	1.00%	0.00%	1.00%	0.00%	0.40	1.45
Option 5	1.00%	0.00%	1.00%	0.00%	0.50	1.55
Option 6	0.00%	0.00%	0.00%	0.40%	0.00	1.25
Option 7	0.00%	0.00%	0.00%	0.00%	0.00	0.75

Maximum Daily Asset Charge for Participant Based Compensation

	First Participant Year and Increases	Renewal Premium	Tax Free Exchanges/ Takeover Assets	Asset Based (Starts Participant Month 13)	Maximum Daily Asset Charge
Option 1	3.00	0.25	1.00	0.10	1.20
Option 2	2.00	0.50	2.00	0.25	1.55
Option 3	1.00	1.00	1.00	0.25	1.35

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.40000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

* If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308, an Independent Registered Public Accounting Firm, performs annual audits of ING Life Insurance and Annuity Company, and Variable Annuity Account C.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2008

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital One Funds:
  Capital One Mid Cap Equity Fund - Class A
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A

Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors, Inc.:
  Fundamental Investors, Inc. - Class R-3
  Fundamental Investors, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service
    Class
  ING BlackRock Large Cap Growth Portfolio - Institutional
    Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING Global Real Estate Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class

ING Investors Trust (continued):
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Van Kampen Large Cap Growth Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Institutional Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Adviser Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Multi-Manager Fund - Class A

ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Growth and Income Portfolio - Service Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class

ING Partners, Inc. (continued):
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class A
  ING VP Growth and Income Portfolio - Class I
  ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology Portfolio - Class I
  ING International Index Portfolio - Class I
  ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
  ING Opportunistic Large Cap Growth Portfolio - Class I
  ING Opportunistic Large Cap Value Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Small Company Portfolio - Class I
  ING VP Small Company Portfolio - Class S
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP International Value Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
  ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
Janus Adviser Series:
  Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
The Lazard Funds, Inc.:
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A
Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Neuberger Berman Equity Funds®:
  Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
  New Perspective Fund®, Inc. - Class R-3
  New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
  Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A

Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer MidCap Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
   Pax World Balanced Fund
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I
Premier VIT:
   Premier VIT OpCap Mid Cap Portfolio
RiverSource Investment Series, Inc.:
   RiverSource Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4

T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio
   Equity Income Portfolio
   Small Company Growth Portfolio
Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA
Washington Mutual Investors FundSM, Inc.:
   Washington Mutual Investors Fund[SM], Inc. - Class R-3
   Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund - Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Assets					
Investments in mutual funds					
at fair value	$ 232	$ 20	$ 122	$ 17,871	$ 31,654
Total assets	232	20	122	17,871	31,654
Net assets	$ 232	$ 20	$ 122	$ 17,871	$ 31,654
Net assets					
Accumulation units	$ 232	$ 20	$ 122	$ 17,824	$ 31,253
Contracts in payout (annuitization)	-	-	-	47	401
Total net assets	$ 232	$ 20	$ 122	$ 17,871	$ 31,654
Total number of mutual fund shares	14,411	1,206	6,089	1,058,110	1,602,740
Cost of mutual fund shares	$ 344	$ 34	$ 174	$ 26,737	$ 37,479

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A
Assets				
Investments in mutual funds at fair value	$ 146	$ 371	$ 580	$ 336
Total assets	146	371	580	336
Net assets	$ 146	$ 371	$ 580	$ 336
Net assets				
Accumulation units	$ 146	$ 371	$ 580	$ 336
Contracts in payout (annuitization)	-	-	-	-
Total net assets	$ 146	$ 371	$ 580	$ 336
Total number of mutual fund shares	59,198	28,316	51,626	17,627
Cost of mutual fund shares	$ 226	$ 669	$ 690	$ 502

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund
Assets					
Investments in mutual funds					
at fair value	$ 36	$ 46	$ 4,066	$ 3,705	$ 395
Total assets	36	46	4,066	3,705	395
Net assets	$ 36	$ 46	$ 4,066	$ 3,705	$ 395
Net assets					
Accumulation units	$ 36	$ 46	$ 4,066	$ 3,705	$ 395
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 36	$ 46	$ 4,066	$ 3,705	$ 395
Total number of mutual fund shares	2,252	1,973	296,140	200,293	18,155
Cost of mutual fund shares	$ 35	$ 45	$ 5,379	$ 6,001	$ 740

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Ariel Fund	Artisan International Fund - Investor Shares	The Bond Fund of America^{SM}, Inc. - Class R-4	Calvert Social Balanced Portfolio	Columbia^{SM} Acorn Fund® - Class Z
Assets					
Investments in mutual funds					
at fair value	$ 638	$ 324	$ 1,929	$ 35,890	$ 807
Total assets	638	324	1,929	35,890	807
Net assets	$ 638	$ 324	$ 1,929	$ 35,890	$ 807
Net assets					
Accumulation units	$ 638	$ 324	$ 1,929	$ 35,806	$ 807
Contracts in payout (annuitization)	-	-	-	84	-
Total net assets	$ 638	$ 324	$ 1,929	$ 35,890	$ 807
Total number of mutual fund shares	27,047	21,674	179,306	28,758,389	45,578
Cost of mutual fund shares	$ 1,110	$ 357	$ 2,011	$ 51,514	$ 1,090

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	DWS Equity 500 Index Fund - Class S	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 1,575	$ 561	$ 168	$ 7,252	$ 155,758
Total assets	1,575	561	168	7,252	155,758
Net assets	$ 1,575	$ 561	$ 168	$ 7,252	$ 155,758
Net assets					
Accumulation units	$ 1,575	$ 561	$ 168	$ 7,252	$ 155,758
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,575	$ 561	$ 168	$ 7,252	$ 155,758
Total number of mutual fund shares	186,602	66,395	1,661	263,145	5,651,599
Cost of mutual fund shares	$ 1,636	$ 755	$ 246	$ 11,736	$ 243,590

The accompanying notes are an integral part of these financial statements.

9

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 62,156	$ 213,311	$ 159,095	$ 5,016	$ 29,665
Total assets	62,156	213,311	159,095	5,016	29,665
Net assets	$ 62,156	$ 213,311	$ 159,095	$ 5,016	$ 29,665
Net assets					
Accumulation units	$ 62,156	$ 210,959	$ 158,680	$ 4,963	$ 29,665
Contracts in payout (annuitization)	-	2,352	415	53	-
Total net assets	$ 62,156	$ 213,311	$ 159,095	$ 5,016	$ 29,665
Total number of mutual fund shares	4,520,448	16,184,445	6,761,370	1,266,693	2,437,530
Cost of mutual fund shares	$ 114,060	$ 367,250	$ 233,146	$ 7,576	$ 50,466

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Mutual Discovery Fund - Class R
Assets					
Investments in mutual funds at fair value	$ 722,264	$ 75,139	$ 8,006	$ 15,560	$ 2,067
Total assets	722,264	75,139	8,006	15,560	2,067
Net assets	$ 722,264	$ 75,139	$ 8,006	$ 15,560	$ 2,067
Net assets					
Accumulation units	$ 716,222	$ 75,139	$ 8,006	$ 15,560	$ 2,067
Contracts in payout (annuitization)	6,042	-	-	-	-
Total net assets	$ 722,264	$ 75,139	$ 8,006	$ 15,560	$ 2,067
Total number of mutual fund shares	46,930,763	757,528	434,395	1,509,230	93,432
Cost of mutual fund shares	$ 1,220,513	$ 95,693	$ 13,413	$ 21,551	$ 2,751

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Franklin Small- Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors, Inc. - Class R-3	Fundamental Investors, Inc. - Class R-4	The Growth Fund of America® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 396	$ 63,473	$ 13	$ 8,280	$ 9,558
Total assets	396	63,473	13	8,280	9,558
Net assets	$ 396	$ 63,473	$ 13	$ 8,280	$ 9,558
Net assets					
Accumulation units	$ 396	$ 62,506	$ 13	$ 8,280	$ 9,558
Contracts in payout (annuitization)	-	967	-	-	-
Total net assets	$ 396	$ 63,473	$ 13	$ 8,280	$ 9,558
Total number of mutual fund shares	19,538	6,016,394	536	331,874	473,152
Cost of mutual fund shares	$ 699	$ 100,460	$ 13	$ 9,494	$ 14,639

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Assets					
Investments in mutual funds					
at fair value	$ 181,120	$ 1,535	$ 101	$ 1,357	$ 2,835
Total assets	181,120	1,535	101	1,357	2,835
Net assets	$ 181,120	$ 1,535	$ 101	$ 1,357	$ 2,835
Net assets					
Accumulation units	$ 181,120	$ 1,535	$ 101	$ 1,357	$ 2,835
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 181,120	$ 1,535	$ 101	$ 1,357	$ 2,835
Total number of mutual fund shares	8,913,377	117,612	10,165	155,920	328,840
Cost of mutual fund shares	$ 266,400	$ 2,205	$ 191	$ 2,486	$ 2,740

The accompanying notes are an integral part of these financial statements.

13

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 3,481	$ 2,033	$ 63,303	$ 86	$ 79
Total assets	3,481	2,033	63,303	86	79
Net assets	$ 3,481	$ 2,033	$ 63,303	$ 86	$ 79
Net assets					
Accumulation units	$ 3,481	$ 2,033	$ 63,114	$ 86	$ 79
Contracts in payout (annuitization)	-	-	189	-	-
Total net assets	$ 3,481	$ 2,033	$ 63,303	$ 86	$ 79
Total number of mutual fund shares	406,137	275,101	9,476,530	12,989	12,018
Cost of mutual fund shares	$ 4,038	$ 3,930	$ 114,310	$ 133	$ 133

The accompanying notes are an integral part of these financial statements.

14

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Global Real Estate Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 7,198	$ 35	$ 21,437	$ 35,967	$ 25
Total assets	7,198	35	21,437	35,967	25
Net assets	$ 7,198	$ 35	$ 21,437	$ 35,967	$ 25
Net assets					
Accumulation units	$ 7,198	$ 35	$ 21,437	$ 35,967	$ 25
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 7,198	$ 35	$ 21,437	$ 35,967	$ 25
Total number of mutual fund shares	839,929	4,324	2,507,238	5,051,527	1,907
Cost of mutual fund shares	$ 9,539	$ 35	$ 31,220	$ 51,479	$ 45

The accompanying notes are an integral part of these financial statements.

15

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 73,573	$ 7,405	$ 171	$ 18,447	$ 15,725
Total assets	73,573	7,405	171	18,447	15,725
Net assets	$ 73,573	$ 7,405	$ 171	$ 18,447	$ 15,725
Net assets					
Accumulation units	$ 73,573	$ 7,405	$ 171	$ 18,447	$ 15,725
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 73,573	$ 7,405	$ 171	$ 18,447	$ 15,725
Total number of mutual fund shares	5,646,393	948,134	14,515	1,532,173	1,309,341
Cost of mutual fund shares	$ 129,673	$ 13,120	$ 289	$ 30,996	$ 28,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,129	$ 28	$ 1,126	$ 33,338	$ 1,448
Total assets	2,129	28	1,126	33,338	1,448
Net assets	$ 2,129	$ 28	$ 1,126	$ 33,338	$ 1,448
Net assets					
Accumulation units	$ 2,129	$ 28	$ 1,126	$ 33,338	$ 1,448
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,129	$ 28	$ 1,126	$ 33,338	$ 1,448
Total number of mutual fund shares	253,478	4,641	188,293	3,573,249	427,058
Cost of mutual fund shares	$ 3,251	$ 47	$ 1,933	$ 58,052	$ 2,770

The accompanying notes are an integral part of these financial statements.

17

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 73,160	$ 506	$ 5,214	$ 306	$ 65
Total assets	73,160	506	5,214	306	65
Net assets	$ 73,160	$ 506	$ 5,214	$ 306	$ 65
Net assets					
Accumulation units	$ 72,217	$ 506	$ 5,214	$ 306	$ 65
Contracts in payout (annuitization)	943	-	-	-	-
Total net assets	$ 73,160	$ 506	$ 5,214	$ 306	$ 65
Total number of mutual fund shares	11,203,749	76,947	458,983	27,249	8,453
Cost of mutual fund shares	$ 128,240	$ 886	$ 7,762	$ 468	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,408	$ 497	$ 51,654	$ 22,350	$ 24,775
Total assets	6,408	497	51,654	22,350	24,775
Net assets	$ 6,408	$ 497	$ 51,654	$ 22,350	$ 24,775
Net assets					
Accumulation units	$ 6,408	$ 497	$ 51,654	$ 22,350	$ 24,775
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,408	$ 497	$ 51,654	$ 22,350	$ 24,775
Total number of mutual fund shares	836,526	41,782	4,351,615	1,878,142	2,605,205
Cost of mutual fund shares	$ 11,963	$ 672	$ 74,984	$ 32,828	$ 40,960

The accompanying notes are an integral part of these financial statements.

19

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,342	$ 609	$ 4,462	$ 111,368	$ 11,631
Total assets	1,342	609	4,462	111,368	11,631
Net assets	$ 1,342	$ 609	$ 4,462	$ 111,368	$ 11,631
Net assets					
Accumulation units	$ 1,342	$ 609	$ 4,462	$ 109,331	$ 11,471
Contracts in payout (annuitization)	-	-	-	2,037	160
Total net assets	$ 1,342	$ 609	$ 4,462	$ 111,368	$ 11,631
Total number of mutual fund shares	110,274	86,762	635,655	18,079,171	1,468,527
Cost of mutual fund shares	$ 1,795	$ 776	$ 5,875	$ 165,315	$ 18,183

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities

December 31, 2008

(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 109	$ 2	$ 65,464	$ 204	$ 2,372
Total assets	109	2	65,464	204	2,372
Net assets	$ 109	$ 2	$ 65,464	$ 204	$ 2,372
Net assets					
Accumulation units	$ 109	$ 2	$ 64,971	$ 204	$ 2,372
Contracts in payout (annuitization)	-	-	493	-	-
Total net assets	$ 109	$ 2	$ 65,464	$ 204	$ 2,372
Total number of mutual fund shares	13,683	233	8,625,055	26,891	308,085
Cost of mutual fund shares	$ 161	$ 3	$ 104,314	$ 278	$ 3,646

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 158,868	$ 918	$ 74,508	$ 774	$ 2,110
Total assets	158,868	918	74,508	774	2,110
Net assets	$ 158,868	$ 918	$ 74,508	$ 774	$ 2,110
Net assets					
Accumulation units	$ 158,868	$ 918	$ 74,508	$ 774	$ 2,110
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 158,868	$ 918	$ 74,508	$ 774	$ 2,110
Total number of mutual fund shares	10,302,742	109,173	8,807,089	94,300	256,387
Cost of mutual fund shares	$ 246,047	$ 1,498	$ 117,288	$ 1,294	$ 3,455

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 362	$ 145	$ 13,111	$ 724	$ 17,289
Total assets	362	145	13,111	724	17,289
Net assets	$ 362	$ 145	$ 13,111	$ 724	$ 17,289
Net assets					
Accumulation units	$ 359	$ 145	$ 13,111	$ -	$ 17,289
Contracts in payout (annuitization)	3	-	-	724	-
Total net assets	$ 362	$ 145	$ 13,111	$ 724	$ 17,289
Total number of mutual fund shares	52,199	21,054	830,355	51,174	1,227,902
Cost of mutual fund shares	$ 456	$ 268	$ 20,779	$ 1,561	$ 35,975

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING International Growth Opportunities Fund - Class Q	ING International SmallCap Multi-Manager Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 11,371	$ 2,933	$ 947	$ 7	$ 1,261
Total assets	11,371	2,933	947	7	1,261
Net assets	$ 11,371	$ 2,933	$ 947	$ 7	$ 1,261
Net assets					
Accumulation units	$ 10,823	$ 2,933	$ 947	$ 7	$ 1,261
Contracts in payout (annuitization)	548	-	-	-	-
Total net assets	$ 11,371	$ 2,933	$ 947	$ 7	$ 1,261
Total number of mutual fund shares	2,203,711	569,601	151,321	1,260	55,950
Cost of mutual fund shares	$ 24,460	$ 6,297	$ 1,232	$ 15	$ 2,694

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small- Mid Cap Value Portfolio - Adviser Class	ING American Century Small- Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 78	$ 2,817	$ 39	$ 22,075	$ 2,126
Total assets	78	2,817	39	22,075	2,126
Net assets	$ 78	$ 2,817	$ 39	$ 22,075	$ 2,126
Net assets					
Accumulation units	$ 78	$ 2,762	$ 39	$ 21,853	$ 2,126
Contracts in payout (annuitization)	-	55	-	222	-
Total net assets	$ 78	$ 2,817	$ 39	$ 22,075	$ 2,126
Total number of mutual fund shares	16,887	603,307	5,333	3,007,493	302,850
Cost of mutual fund shares	$ 157	$ 5,805	$ 55	$ 34,224	$ 3,451

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 216	$ 66,236	$ 953	$ 8,589	$ 6,707
Total assets	216	66,236	953	8,589	6,707
Net assets	$ 216	$ 66,236	$ 953	$ 8,589	$ 6,707
Net assets					
Accumulation units	$ 216	$ 65,732	$ 953	$ 8,333	$ 6,707
Contracts in payout (annuitization)	-	504	-	256	-
Total net assets	$ 216	$ 66,236	$ 953	$ 8,589	$ 6,707
Total number of mutual fund shares	19,865	5,977,936	139,758	705,142	755,297
Cost of mutual fund shares	$ 326	$ 95,544	$ 1,358	$ 12,697	$ 10,705

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 37	$ 81	$ 51	$ 6	$ 1
Total assets	37	81	51	6	1
Net assets	$ 37	$ 81	$ 51	$ 6	$ 1
Net assets					
Accumulation units	$ 37	$ 81	$ 51	$ 6	$ 1
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 37	$ 81	$ 51	$ 6	$ 1
Total number of mutual fund shares	4,418	10,446	6,842	880	107
Cost of mutual fund shares	$ 36	$ 79	$ 50	$ 6	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 245	$ 21,120	$ 60	$ 84,378	$ 120
Total assets	245	21,120	60	84,378	120
Net assets	$ 245	$ 21,120	$ 60	$ 84,378	$ 120
Net assets					
Accumulation units	$ 245	$ 20,508	$ 60	$ 84,259	$ 120
Contracts in payout (annuitization)	-	612	-	119	-
Total net assets	$ 245	$ 21,120	$ 60	$ 84,378	$ 120
Total number of mutual fund shares	26,528	2,273,437	2,098	2,872,944	4,149
Cost of mutual fund shares	$ 361	$ 33,201	$ 93	$ 119,107	$ 183

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 1,966	$ 238	$ 423,940	$ 267	$ 258
Total assets	1,966	238	423,940	267	258
Net assets	$ 1,966	$ 238	$ 423,940	$ 267	$ 258
Net assets					
Accumulation units	$ 1,966	$ 238	$ 422,024	$ 267	$ 258
Contracts in payout (annuitization)	-	-	1,916	-	-
Total net assets	$ 1,966	$ 238	$ 423,940	$ 267	$ 258
Total number of mutual fund shares	358,800	27,074	46,689,450	30,222	29,071
Cost of mutual fund shares	$ 3,692	$ 394	$ 593,237	$ 457	$ 316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 109,367	$ 216	$ 870	$ 104,849	$ 3,967
Total assets	109,367	216	870	104,849	3,967
Net assets	$ 109,367	$ 216	$ 870	$ 104,849	$ 3,967
Net assets					
Accumulation units	$ 107,442	$ 204	$ 870	$ 102,645	$ 3,786
Contracts in payout (annuitization)	1,925	12	-	2,204	181
Total net assets	$ 109,367	$ 216	$ 870	$ 104,849	$ 3,967
Total number of mutual fund shares	12,206,158	24,098	79,737	9,523,059	609,350
Cost of mutual fund shares	$ 127,117	$ 245	$ 914	$ 107,673	$ 5,947

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 81	$ 10,621	$ 28,425	$ 12,028	$ 37,936
Total assets	81	10,621	28,425	12,028	37,936
Net assets	$ 81	$ 10,621	$ 28,425	$ 12,028	$ 37,936
Net assets					
Accumulation units	$ 81	$ 10,621	$ 28,425	$ 12,028	$ 37,936
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 81	$ 10,621	$ 28,425	$ 12,028	$ 37,936
Total number of mutual fund shares	12,488	1,230,712	3,259,782	1,490,446	4,654,780
Cost of mutual fund shares	$ 125	$ 14,275	$ 38,058	$ 17,700	$ 54,516

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 9,767	$ 27,711	$ 6,465	$ 17,688	$ 625
Total assets	9,767	27,711	6,465	17,688	625
Net assets	$ 9,767	$ 27,711	$ 6,465	$ 17,688	$ 625
Net assets					
Accumulation units	$ 9,767	$ 27,711	$ 6,465	$ 17,688	$ 625
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 9,767	$ 27,711	$ 6,465	$ 17,688	$ 625
Total number of mutual fund shares	1,230,150	3,455,199	820,419	2,227,745	81,823
Cost of mutual fund shares	$ 14,915	$ 41,018	$ 10,285	$ 26,784	$ 632

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 174	$ 8,109	$ 6,949	$ 212	$ 200,073
Total assets	174	8,109	6,949	212	200,073
Net assets	$ 174	$ 8,109	$ 6,949	$ 212	$ 200,073
Net assets					
Accumulation units	$ 174	$ 8,109	$ 6,949	$ 212	$ 199,575
Contracts in payout (annuitization)	-	-	-	-	498
Total net assets	$ 174	$ 8,109	$ 6,949	$ 212	$ 200,073
Total number of mutual fund shares	25,879	874,716	741,644	47,795	43,494,071
Cost of mutual fund shares	$ 181	$ 9,766	$ 8,344	$ 392	$ 334,643

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 272	$ 743	$ 141,775	$ 1,018	$ 143
Total assets	272	743	141,775	1,018	143
Net assets	$ 272	$ 743	$ 141,775	$ 1,018	$ 143
Net assets					
Accumulation units	$ 272	$ 743	$ 141,038	$ 1,018	$ 143
Contracts in payout (annuitization)	-	-	737	-	-
Total net assets	$ 272	$ 743	$ 141,775	$ 1,018	$ 143
Total number of mutual fund shares	60,093	22,982	4,338,292	31,360	18,167
Cost of mutual fund shares	$ 499	$ 1,226	$ 199,711	$ 1,645	$ 219

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 75,608	$ 40	$ 295	$ 61,486	$ 43
Total assets	75,608	40	295	61,486	43
Net assets	$ 75,608	$ 40	$ 295	$ 61,486	$ 43
Net assets					
Accumulation units	$ 74,216	$ 40	$ 295	$ 61,069	$ 43
Contracts in payout (annuitization)	1,392	-	-	417	-
Total net assets	$ 75,608	$ 40	$ 295	$ 61,486	$ 43
Total number of mutual fund shares	9,607,155	5,124	14,764	3,016,954	6,992
Cost of mutual fund shares	$ 123,712	$ 57	$ 492	$ 83,823	$ 67

The accompanying notes are an integral part of these financial statements.

35

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 64,277	$ 6	$ 206	$ 42,974	$ 308
Total assets	64,277	6	206	42,974	308
Net assets	$ 64,277	$ 6	$ 206	$ 42,974	$ 308
Net assets					
Accumulation units	$ 63,812	$ 6	$ 206	$ 41,813	$ 308
Contracts in payout (annuitization)	465	-	-	1,161	-
Total net assets	$ 64,277	$ 6	$ 206	$ 42,974	$ 308
Total number of mutual fund shares	10,367,269	938	29,103	6,035,702	12,119
Cost of mutual fund shares	$ 88,674	$ 9	$ 321	$ 71,304	$ 425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 216,996	$ 157	$ 25,840	$ 48,875	$ 46,525
Total assets	216,996	157	25,840	48,875	46,525
Net assets	$ 216,996	$ 157	$ 25,840	$ 48,875	$ 46,525
Net assets					
Accumulation units	$ 214,042	$ 157	$ 25,043	$ 48,311	$ 45,565
Contracts in payout (annuitization)	2,954	-	797	564	960
Total net assets	$ 216,996	$ 157	$ 25,840	$ 48,875	$ 46,525
Total number of mutual fund shares	8,427,011	6,147	2,827,144	5,400,536	5,112,678
Cost of mutual fund shares	$ 282,648	$ 223	$ 35,816	$ 75,174	$ 69,626

The accompanying notes are an integral part of these financial statements.

37

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class A	ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Assets					
Investments in mutual funds					
at fair value	$ 371	$ 926,638	$ 305	$ 17,658	$ 481
Total assets	371	926,638	305	17,658	481
Net assets	$ 371	$ 926,638	$ 305	$ 17,658	$ 481
Net assets					
Accumulation units	$ 371	$ 848,439	$ 305	$ 17,658	$ 481
Contracts in payout (annuitization)	-	78,199	-	-	-
Total net assets	$ 371	$ 926,638	$ 305	$ 17,658	$ 481
Total number of mutual fund shares	24,664	61,326,149	20,354	1,860,666	60,839
Cost of mutual fund shares	$ 510	$ 1,541,047	$ 461	$ 18,574	$ 590

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Assets					
Investments in mutual funds at fair value	$ 2,235	$ 2,036	$ 774	$ 142	$ 70
Total assets	2,235	2,036	774	142	70
Net assets	$ 2,235	$ 2,036	$ 774	$ 142	$ 70
Net assets					
Accumulation units	$ 2,235	$ 2,036	$ 774	$ 142	$ 70
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,235	$ 2,036	$ 774	$ 142	$ 70
Total number of mutual fund shares	274,253	254,131	97,087	17,845	8,422
Cost of mutual fund shares	$ 2,672	$ 2,450	$ 939	$ 171	$ 82

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 32	$ 23,396	$ 220	$ 1,559	$ 30,414
Total assets	32	23,396	220	1,559	30,414
Net assets	$ 32	$ 23,396	$ 220	$ 1,559	$ 30,414
Net assets					
Accumulation units	$ 32	$ 23,396	$ 220	$ 1,559	$ 30,217
Contracts in payout (annuitization)	-	-	-	-	197
Total net assets	$ 32	$ 23,396	$ 220	$ 1,559	$ 30,414
Total number of mutual fund shares	3,847	7,133,002	34,346	154,050	4,369,887
Cost of mutual fund shares	$ 37	$ 31,297	$ 219	$ 1,528	$ 38,731

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 44,326	$ 2,675	$ 1,329	$ 635	$ 247,468
Total assets	44,326	2,675	1,329	635	247,468
Net assets	$ 44,326	$ 2,675	$ 1,329	$ 635	$ 247,468
Net assets					
Accumulation units	$ 44,279	$ 2,675	$ 1,329	$ 635	$ 244,572
Contracts in payout (annuitization)	47	-	-	-	2,896
Total net assets	$ 44,326	$ 2,675	$ 1,329	$ 635	$ 247,468
Total number of mutual fund shares	5,124,416	371,052	200,452	81,883	23,703,860
Cost of mutual fund shares	$ 61,278	$ 2,735	$ 1,327	$ 793	$ 321,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 325	$ 212,512	$ 260	$ 85,771	$ 58
Total assets	325	212,512	260	85,771	58
Net assets	$ 325	$ 212,512	$ 260	$ 85,771	$ 58
Net assets					
Accumulation units	$ 325	$ 211,588	$ 260	$ 85,160	$ 58
Contracts in payout (annuitization)	-	924	-	611	-
Total net assets	$ 325	$ 212,512	$ 260	$ 85,771	$ 58
Total number of mutual fund shares	31,416	21,379,487	26,511	9,114,925	6,224
Cost of mutual fund shares	$ 461	$ 351,940	$ 397	$ 142,192	$ 77

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class S	ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 86,261	$ 100	$ 84,985	$ 248	$ 8,648
Total assets	86,261	100	84,985	248	8,648
Net assets	$ 86,261	$ 100	$ 84,985	$ 248	$ 8,648
Net assets					
Accumulation units	$ 85,238	$ 100	$ 83,166	$ 248	$ 8,648
Contracts in payout (annuitization)	1,023	-	1,819	-	-
Total net assets	$ 86,261	$ 100	$ 84,985	$ 248	$ 8,648
Total number of mutual fund shares	7,372,764	8,666	12,553,214	35,832	1,351,228
Cost of mutual fund shares	$ 137,055	$ 143	$ 162,722	$ 433	$ 12,092

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 108	$ 8,367	$ 47	$ 314,926	$ 350,384
Total assets	108	8,367	47	314,926	350,384
Net assets	$ 108	$ 8,367	$ 47	$ 314,926	$ 350,384
Net assets					
Accumulation units	$ 108	$ 8,367	$ 47	$ 297,925	$ 344,443
Contracts in payout (annuitization)	-	-	-	17,001	5,941
Total net assets	$ 108	$ 8,367	$ 47	$ 314,926	$ 350,384
Total number of mutual fund shares	17,148	681,911	3,873	34,305,617	31,623,122
Cost of mutual fund shares	$ 147	$ 13,005	$ 65	$ 445,705	$ 420,367

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class S	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
Assets					
Investments in mutual funds					
at fair value	$ 212	$ 541,019	$ 236	$ 98	$ 75
Total assets	212	541,019	236	98	75
Net assets	$ 212	$ 541,019	$ 236	$ 98	$ 75
Net assets					
Accumulation units	$ 212	$ 527,341	$ 236	$ 98	$ 75
Contracts in payout (annuitization)	-	13,678	-	-	-
Total net assets	$ 212	$ 541,019	$ 236	$ 98	$ 75
Total number of mutual fund shares	19,237	541,019,379	10,300	8,445	4,759
Cost of mutual fund shares	$ 243	$ 541,019	$ 285	$ 96	$ 114

The accompanying notes are an integral part of these financial statements.

45

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds					
at fair value	$ 240	$ 154	$ 388	$ 206	$ 905
Total assets	240	154	388	206	905
Net assets	$ 240	$ 154	$ 388	$ 206	$ 905
Net assets					
Accumulation units	$ 240	$ 154	$ 388	$ 206	$ 905
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 240	$ 154	$ 388	$ 206	$ 905
Total number of mutual fund shares	11,276	8,002	52,380	18,752	54,716
Cost of mutual fund shares	$ 395	$ 261	$ 614	$ 275	$ 851

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 739	$ 1,074	$ 75,150	$ 364	$ 841
Total assets	739	1,074	75,150	364	841
Net assets	$ 739	$ 1,074	$ 75,150	$ 364	$ 841
Net assets					
Accumulation units	$ 739	$ 1,074	$ 74,515	$ 364	$ 841
Contracts in payout (annuitization)	-	-	635	-	-
Total net assets	$ 739	$ 1,074	$ 75,150	$ 364	$ 841
Total number of mutual fund shares	70,881	55,991	7,150,286	37,958	52,936
Cost of mutual fund shares	$ 1,386	$ 1,619	$ 140,292	$ 507	$ 1,056

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 2,187	$ 2,657	$ 39,040	$ 363	$ 114,355
Total assets	2,187	2,657	39,040	363	114,355
Net assets	$ 2,187	$ 2,657	$ 39,040	$ 363	$ 114,355
Net assets					
Accumulation units	$ 2,187	$ 2,657	$ 39,040	$ 363	$ 114,355
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,187	$ 2,657	$ 39,040	$ 363	$ 114,355
Total number of mutual fund shares	199,183	142,782	2,085,489	13,051	7,196,695
Cost of mutual fund shares	$ 3,256	$ 4,240	$ 60,079	$ 568	$ 224,759

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA
Assets					
Investments in mutual funds at fair value	$ 247	$ 63	$ 4,655	$ 13	$ 105
Total assets	247	63	4,655	13	105
Net assets	$ 247	$ 63	$ 4,655	$ 13	$ 105
Net assets					
Accumulation units	$ 247	$ -	$ 4,655	$ -	$ 105
Contracts in payout (annuitization)	-	63	-	13	-
Total net assets	$ 247	$ 63	$ 4,655	$ 13	$ 105
Total number of mutual fund shares	12,239	4,333	437,118	484	23,366
Cost of mutual fund shares	$ 402	$ 96	$ 7,787	$ 27	$ 121

The accompanying notes are an integral part of these financial statements.

49

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Pax World Balanced Fund	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 44,509	$ 67,423	$ 2,557	$ 11,735	$ -
Total assets	44,509	67,423	2,557	11,735	-
Net assets	$ 44,509	$ 67,423	$ 2,557	$ 11,735	$ -
Net assets					
Accumulation units	$ 44,509	$ 67,423	$ 2,557	$ 11,735	$ -
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 44,509	$ 67,423	$ 2,557	$ 11,735	$ -
Total number of mutual fund shares	2,618,181	5,987,814	422,592	740,871	3
Cost of mutual fund shares	$ 62,639	$ 75,331	$ 4,360	$ 28,396	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio	RiverSource Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Assets					
Investments in mutual funds at fair value	$ 11,678	$ 2,476	$ 1,464	$ 434	$ 699
Total assets	11,678	2,476	1,464	434	699
Net assets	$ 11,678	$ 2,476	$ 1,464	$ 434	$ 699
Net assets					
Accumulation units	$ 11,678	$ 2,476	$ 1,464	$ 434	$ 699
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 11,678	$ 2,476	$ 1,464	$ 434	$ 699
Total number of mutual fund shares	1,807,810	285,892	207,005	21,109	49,531
Cost of mutual fund shares	$ 19,292	$ 3,586	$ 1,715	$ 584	$ 1,140

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 44	$ 658	$ 110,722	$ 80	$ 165
Total assets	44	658	110,722	80	165
Net assets	$ 44	$ 658	$ 110,722	$ 80	$ 165
Net assets					
Accumulation units	$ 44	$ 658	$ 110,722	$ 80	$ 165
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 44	$ 658	$ 110,722	$ 80	$ 165
Total number of mutual fund shares	2,900	148,086	9,885,860	8,329	13,628
Cost of mutual fund shares	$ 72	$ 1,473	$ 112,276	$ 120	$ 245

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3
Assets					
Investments in mutual funds at fair value	$ 64	$ 6,819	$ 35,288	$ 14,699	$ 3,911
Total assets	64	6,819	35,288	14,699	3,911
Net assets	$ 64	$ 6,819	$ 35,288	$ 14,699	$ 3,911
Net assets					
Accumulation units	$ 64	$ 6,819	$ 35,288	$ 14,699	$ 3,911
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 64	$ 6,819	$ 35,288	$ 14,699	$ 3,911
Total number of mutual fund shares	6,560	329,583	2,544,208	761,615	183,610
Cost of mutual fund shares	$ 113	$ 12,377	$ 66,699	$ 25,154	$ 5,817

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Assets		
Investments in mutual funds		
at fair value	$ 60,944	$ 46
Total assets	60,944	46
Net assets	$ 60,944	$ 46
Net assets		
Accumulation units	$ 60,944	$ 46
Contracts in payout (annuitization)	-	-
Total net assets	$ 60,944	$ 46
Total number of mutual fund shares	2,855,858	2,590
Cost of mutual fund shares	$ 89,362	$ 76

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ 2	$ -	$ -	$ -	$ 901
Total investment income	2	-	-	-	901
Expenses:					
Mortality, expense risk and					
other charges	2	-	2	270	435
Total expenses	2	-	2	270	435
Net investment income (loss)	-	-	(2)	(270)	466
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(29)	(9)	(4)	831	1,359
Capital gains distributions	10	1	4	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(19)	(8)	-	831	1,359
Net unrealized appreciation					
(depreciation) of investments	(65)	(11)	(44)	(14,466)	(16,338)
Net realized and unrealized gain (loss)					
on investments	(84)	(19)	(44)	(13,635)	(14,979)
Net increase (decrease) in net assets					
resulting from operations	$ (84)	$ (19)	$ (46)	$ (13,905)	$ (14,513)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A
Net investment income (loss)				
Income:				
Dividends	$ 3	$ 11	$ 8	$ 5
Total investment income	3	11	8	5
Expenses:				
Mortality, expense risk and				
other charges	1	6	-	5
Total expenses	1	6	-	5
Net investment income (loss)	2	5	8	-
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	(5)	(30)	(120)	(24)
Capital gains distributions	-	90	-	33
Total realized gain (loss) on investments				
and capital gains distributions	(5)	60	(120)	9
Net unrealized appreciation				
(depreciation) of investments	(78)	(321)	(110)	(140)
Net realized and unrealized gain (loss)				
on investments	(83)	(261)	(230)	(131)
Net increase (decrease) in net assets				
resulting from operations	$ (81)	$ (256)	$ (222)	$ (131)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 153	$ 72	$ 3
Total investment income	-	-	153	72	3
Expenses:					
Mortality, expense risk and					
other charges	-	-	40	48	5
Total expenses	-	-	40	48	5
Net investment income (loss)	-	-	113	24	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	(97)	(228)	(17)
Capital gains distributions	-	-	47	-	46
Total realized gain (loss) on investments					
and capital gains distributions	-	-	(50)	(228)	29
Net unrealized appreciation					
(depreciation) of investments	1	1	(1,566)	(1,827)	(284)
Net realized and unrealized gain (loss)					
on investments	1	1	(1,616)	(2,055)	(255)
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ 1	$ (1,503)	$ (2,031)	$ (257)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Ariel Fund	Artisan International Fund - Investor Shares	The Bond Fund of America^{SM}, Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital One Mid Cap Equity Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 4	$ 39	$ 1,199	$ -
Total investment income	10	4	39	1,199	-
Expenses:					
Mortality, expense risk and other charges	8	1	6	523	1
Total expenses	8	1	6	523	1
Net investment income (loss)	2	3	33	676	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(68)	(56)	(89)	(1,523)	(58)
Capital gains distributions	-	13	12	670	-
Total realized gain (loss) on investments and capital gains distributions	(68)	(43)	(77)	(853)	(58)
Net unrealized appreciation (depreciation) of investments	(363)	(33)	(82)	(17,531)	14
Net realized and unrealized gain (loss) on investments	(431)	(76)	(159)	(18,384)	(44)
Net increase (decrease) in net assets resulting from operations	$ (429)	$ (73)	$ (126)	$ (17,708)	$ (45)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Columbia℠ Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	DWS Equity 500 Index Fund - Class S	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 10	$ 6	$ 4	$ 159
Total investment income	1	10	6	4	159
Expenses:					
Mortality, expense risk and other charges	-	2	-	2	49
Total expenses	-	2	-	2	49
Net investment income (loss)	1	8	6	2	110
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(61)	(19)	(25)	(5)	80
Capital gains distributions	11	-	-	-	336
Total realized gain (loss) on investments and capital gains distributions	(50)	(19)	(25)	(5)	416
Net unrealized appreciation (depreciation) of investments	(283)	(61)	(194)	(96)	(5,005)
Net realized and unrealized gain (loss) on investments	(333)	(80)	(219)	(101)	(4,589)
Net increase (decrease) in net assets resulting from operations	$ (332)	$ (72)	$ (213)	$ (99)	$ (4,479)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 4,099	$ 854	$ 7,891	$ 2,034	$ 555
Total investment income	4,099	854	7,891	2,034	555
Expenses:					
Mortality, expense risk and					
other charges	1,845	826	3,236	2,594	67
Total expenses	1,845	826	3,236	2,594	67
Net investment income (loss)	2,254	28	4,655	(560)	488
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	794	(4,347)	(8,840)	(11,477)	(251)
Capital gains distributions	7,211	6	347	-	-
Total realized gain (loss) on investments					
and capital gains distributions	8,005	(4,341)	(8,493)	(11,477)	(251)
Net unrealized appreciation					
(depreciation) of investments	(111,600)	(25,388)	(167,463)	(137,412)	(2,028)
Net realized and unrealized gain (loss)					
on investments	(103,595)	(29,729)	(175,956)	(148,889)	(2,279)
Net increase (decrease) in net assets					
resulting from operations	$ (101,341)	$ (29,701)	$ (171,301)	$ (149,449)	$ (1,791)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,155	$ 10,440	$ 2,248	$ 49	$ 538
Total investment income	1,155	10,440	2,248	49	538
Expenses:					
Mortality, expense risk and other charges	469	10,199	1,032	-	193
Total expenses	469	10,199	1,032	-	193
Net investment income (loss)	686	241	1,216	49	345
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	614	(10,201)	(727)	(209)	(201)
Capital gains distributions	5,717	30,268	1,133	1,430	1,871
Total realized gain (loss) on investments and capital gains distributions	6,331	20,067	406	1,221	1,670
Net unrealized appreciation (depreciation) of investments	(32,555)	(575,536)	(47,617)	(5,975)	(8,664)
Net realized and unrealized gain (loss) on investments	(26,224)	(555,469)	(47,211)	(4,754)	(6,994)
Net increase (decrease) in net assets resulting from operations	$ (25,538)	$ (555,228)	$ (45,995)	$ (4,705)	$ (6,649)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors, Inc. - Class R-3	Fundamental Investors, Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 1	$ 941	$ -	$ 48
Total investment income	27	1	941	-	48
Expenses:					
Mortality, expense risk and					
other charges	16	5	752	-	20
Total expenses	16	5	752	-	20
Net investment income (loss)	11	(4)	189	-	28
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	32	(39)	(142)	-	(116)
Capital gains distributions	76	-	6,516	-	33
Total realized gain (loss) on investments					
and capital gains distributions	108	(39)	6,374	-	(83)
Net unrealized appreciation					
(depreciation) of investments	(884)	(243)	(37,896)	-	(1,214)
Net realized and unrealized gain (loss)					
on investments	(776)	(282)	(31,522)	-	(1,297)
Net increase (decrease) in net assets					
resulting from operations	$ (765)	$ (286)	$ (31,333)	$ -	$ (1,269)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 2,115	$ 73	$ 2	$ 55
Total investment income	75	2,115	73	2	55
Expenses:					
Mortality, expense risk and					
other charges	83	2,135	12	1	13
Total expenses	83	2,135	12	1	13
Net investment income (loss)	(8)	(20)	61	1	42
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(22)	382	(36)	(9)	(103)
Capital gains distributions	-	-	5	1	-
Total realized gain (loss) on investments					
and capital gains distributions	(22)	382	(31)	(8)	(103)
Net unrealized appreciation					
(depreciation) of investments	(5,721)	(110,408)	(621)	(56)	(668)
Net realized and unrealized gain (loss)					
on investments	(5,743)	(110,026)	(652)	(64)	(771)
Net increase (decrease) in net assets					
resulting from operations	$ (5,751)	$ (110,046)	$ (591)	$ (63)	$ (729)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 145	$ -	$ 181	$ -
Total investment income	75	145	-	181	-
Expenses:					
Mortality, expense risk and other charges	14	21	31	935	-
Total expenses	14	21	31	935	-
Net investment income (loss)	61	124	(31)	(754)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(30)	(569)	(4,444)	-
Capital gains distributions	-	105	622	10,465	7
Total realized gain (loss) on investments and capital gains distributions	-	75	53	6,021	7
Net unrealized appreciation (depreciation) of investments	80	(577)	(1,906)	(49,073)	(47)
Net realized and unrealized gain (loss) on investments	80	(502)	(1,853)	(43,052)	(40)
Net increase (decrease) in net assets resulting from operations	$ 141	$ (378)	$ (1,884)	$ (43,806)	$ (40)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Global Real Estate Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 10	$ -	$ 192	$ -
Total investment income	-	10	-	192	-
Expenses:					
Mortality, expense risk and other charges	-	62	-	197	121
Total expenses	-	62	-	197	121
Net investment income (loss)	-	(52)	-	(5)	(121)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(27)	(73)	(1)	(101)	(913)
Capital gains distributions	16	359	-	1,578	-
Total realized gain (loss) on investments and capital gains distributions	(11)	286	(1)	1,477	(913)
Net unrealized appreciation (depreciation) of investments	(52)	(2,687)	-	(11,681)	(15,512)
Net realized and unrealized gain (loss) on investments	(63)	(2,401)	(1)	(10,204)	(16,425)
Net increase (decrease) in net assets resulting from operations	$ (63)	$ (2,453)	$ (1)	$ (10,209)	$ (16,546)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 1,907	$ 43	$ 10	$ 826
Total investment income	1	1,907	43	10	826
Expenses:					
Mortality, expense risk and other charges	-	1,093	37	1	314
Total expenses	-	1,093	37	1	314
Net investment income (loss)	1	814	6	9	512
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(2,476)	(260)	(126)	1,440
Capital gains distributions	6	19,460	1,010	25	1,862
Total realized gain (loss) on investments and capital gains distributions	6	16,984	750	(101)	3,302
Net unrealized appreciation (depreciation) of investments	(24)	(74,214)	(5,728)	(153)	(25,117)
Net realized and unrealized gain (loss) on investments	(18)	(57,230)	(4,978)	(254)	(21,815)
Net increase (decrease) in net assets resulting from operations	$ (17)	$ (56,416)	$ (4,972)	$ (245)	$ (21,303)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 688	$ 11	$ 2	$ 45	$ -
Total investment income	688	11	2	45	-
Expenses:					
Mortality, expense risk and other charges	301	21	1	13	495
Total expenses	301	21	1	13	495
Net investment income (loss)	387	(10)	1	32	(495)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,270	(176)	(22)	(236)	(655)
Capital gains distributions	1,698	214	6	149	5,253
Total realized gain (loss) on investments and capital gains distributions	2,968	38	(16)	(87)	4,598
Net unrealized appreciation (depreciation) of investments	(22,553)	(903)	(8)	(626)	(31,754)
Net realized and unrealized gain (loss) on investments	(19,585)	(865)	(24)	(713)	(27,156)
Net increase (decrease) in net assets resulting from operations	$ (19,198)	$ (875)	$ (23)	$ (681)	$ (27,651)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3,328	$ 17	$ 59	$ 2
Total investment income	-	3,328	17	59	2
Expenses:					
Mortality, expense risk and other charges	29	1,015	4	46	16
Total expenses	29	1,015	4	46	16
Net investment income (loss)	(29)	2,313	13	13	(14)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,498)	(5,811)	(26)	(350)	120
Capital gains distributions	554	14,963	92	-	-
Total realized gain (loss) on investments and capital gains distributions	(944)	9,152	66	(350)	120
Net unrealized appreciation (depreciation) of investments	(1,123)	(57,524)	(350)	(2,548)	(600)
Net realized and unrealized gain (loss) on investments	(2,067)	(48,372)	(284)	(2,898)	(480)
Net increase (decrease) in net assets resulting from operations	$ (2,096)	$ (46,059)	$ (271)	$ (2,885)	$ (494)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 102	$ 26	$ 4,159	$ 1,671
Total investment income	-	102	26	4,159	1,671
Expenses:					
Mortality, expense risk and other charges	-	101	2	653	309
Total expenses	-	101	2	653	309
Net investment income (loss)	-	1	24	3,506	1,362
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(56)	(601)	(82)	(2,102)	(1,536)
Capital gains distributions	15	1,059	57	6,268	2,811
Total realized gain (loss) on investments and capital gains distributions	(41)	458	(25)	4,166	1,275
Net unrealized appreciation (depreciation) of investments	(33)	(6,943)	(159)	(24,202)	(9,967)
Net realized and unrealized gain (loss) on investments	(74)	(6,485)	(184)	(20,036)	(8,692)
Net increase (decrease) in net assets resulting from operations	$ (74)	$ (6,484)	$ (160)	$ (16,530)	$ (7,330)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 1,116	$ 50	$ 63	$ 456	$ 4,229
Total investment income	1,116	50	63	456	4,229
Expenses:					
Mortality, expense risk and other charges	341	19	7	52	1,323
Total expenses	341	19	7	52	1,323
Net investment income (loss)	775	31	56	404	2,906
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(265)	(453)	(79)	(588)	(2,534)
Capital gains distributions	3,979	-	-	2	-
Total realized gain (loss) on investments and capital gains distributions	3,714	(453)	(79)	(586)	(2,534)
Net unrealized appreciation (depreciation) of investments	(20,213)	(434)	(157)	(1,227)	(48,595)
Net realized and unrealized gain (loss) on investments	(16,499)	(887)	(236)	(1,813)	(51,129)
Net increase (decrease) in net assets resulting from operations	$ (15,724)	$ (856)	$ (180)	$ (1,409)	$ (48,223)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 533	$ 4	$ -	$ 1,770	$ 4
Total investment income	533	4	-	1,770	4
Expenses:					
Mortality, expense risk and other charges	112	1	-	774	1
Total expenses	112	1	-	774	1
Net investment income (loss)	421	3	-	996	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(309)	(3)	(1)	(2,139)	(1)
Capital gains distributions	570	5	-	5,136	10
Total realized gain (loss) on investments and capital gains distributions	261	2	(1)	2,997	9
Net unrealized appreciation (depreciation) of investments	(6,636)	(53)	(1)	(36,707)	(74)
Net realized and unrealized gain (loss) on investments	(6,375)	(51)	(2)	(33,710)	(65)
Net increase (decrease) in net assets resulting from operations	$ (5,954)	$ (48)	$ (2)	$ (32,714)	$ (62)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 115	$ 7,860	$ 36	$ 4,033	$ 14
Total investment income	115	7,860	36	4,033	14
Expenses:					
Mortality, expense risk and other charges	3	1,646	4	868	11
Total expenses	3	1,646	4	868	11
Net investment income (loss)	112	6,214	32	3,165	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(8)	(1,259)	(90)	(66)	(23)
Capital gains distributions	32	16,855	98	7,642	42
Total realized gain (loss) on investments and capital gains distributions	24	15,596	8	7,576	19
Net unrealized appreciation (depreciation) of investments	(1,486)	(79,630)	(532)	(49,945)	(514)
Net realized and unrealized gain (loss) on investments	(1,462)	(64,034)	(524)	(42,369)	(495)
Net increase (decrease) in net assets resulting from operations	$ (1,350)	$ (57,820)	$ (492)	$ (39,204)	$ (492)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 27	$ -	$ -	$ 620	$ 1
Total investment income	27	-	-	620	1
Expenses:					
Mortality, expense risk and other charges	28	2	1	145	-
Total expenses	28	2	1	145	-
Net investment income (loss)	(1)	(2)	(1)	475	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(116)	(96)	(19)	(615)	(9)
Capital gains distributions	112	6	8	1,331	6
Total realized gain (loss) on investments and capital gains distributions	(4)	(90)	(11)	716	(3)
Net unrealized appreciation (depreciation) of investments	(1,297)	(94)	(132)	(7,115)	(1)
Net realized and unrealized gain (loss) on investments	(1,301)	(184)	(143)	(6,399)	(4)
Net increase (decrease) in net assets resulting from operations	$ (1,302)	$ (186)	$ (144)	$ (5,924)	$ (3)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Large Cap Growth Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 16	$ 265	$ 1,128	$ 307
Total investment income	-	16	265	1,128	307
Expenses:					
Mortality, expense risk and					
other charges	-	9	185	171	53
Total expenses	-	9	185	171	53
Net investment income (loss)	-	7	80	957	254
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(67)	(2,646)	(2,718)	(1,181)
Capital gains distributions	-	181	3,986	5,008	1,453
Total realized gain (loss) on investments					
and capital gains distributions	-	114	1,340	2,290	272
Net unrealized appreciation					
(depreciation) of investments	-	(590)	(11,957)	(12,785)	(3,273)
Net realized and unrealized gain (loss)					
on investments	-	(476)	(10,617)	(10,495)	(3,001)
Net increase (decrease) in net assets					
resulting from operations	$ -	$ (469)	$ (10,537)	$ (9,538)	$ (2,747)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Wells Fargo Disciplined Value Portfolio - Adviser Class	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING International Growth Opportunities Fund - Class Q	ING International SmallCap Multi-Manager Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 26	$ 7	$ -	$ 38
Total investment income	-	26	7	-	38
Expenses:					
Mortality, expense risk and other charges	-	6	8	-	9
Total expenses	-	6	8	-	9
Net investment income (loss)	-	20	(1)	-	29
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(211)	(306)	-	(92)
Capital gains distributions	-	-	114	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(211)	(192)	-	(92)
Net unrealized appreciation (depreciation) of investments	-	87	(231)	(8)	(1,196)
Net realized and unrealized gain (loss) on investments	(1)	(124)	(423)	(8)	(1,288)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (104)	$ (424)	$ (8)	$ (1,259)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 515	$ 1	$ 202	$ -
Total investment income	10	515	1	202	-
Expenses:					
Mortality, expense risk and other charges	-	40	-	245	23
Total expenses	-	40	-	245	23
Net investment income (loss)	10	475	1	(43)	(23)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(799)	(21)	(504)	(86)
Capital gains distributions	30	1,528	14	3,252	46
Total realized gain (loss) on investments and capital gains distributions	30	729	(7)	2,748	(40)
Net unrealized appreciation (depreciation) of investments	(75)	(2,931)	(10)	(10,546)	(1,397)
Net realized and unrealized gain (loss) on investments	(45)	(2,202)	(17)	(7,798)	(1,437)
Net increase (decrease) in net assets resulting from operations	$ (35)	$ (1,727)	$ (16)	$ (7,841)	$ (1,460)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ 78	$ 20
Total investment income	-	-	1	78	20
Expenses:					
Mortality, expense risk and other charges	1	814	10	104	34
Total expenses	1	814	10	104	34
Net investment income (loss)	(1)	(814)	(9)	(26)	(14)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(38)	1,779	(42)	(94)	(117)
Capital gains distributions	11	3,000	9	112	528
Total realized gain (loss) on investments and capital gains distributions	(27)	4,779	(33)	18	411
Net unrealized appreciation (depreciation) of investments	(109)	(50,479)	(377)	(5,140)	(4,082)
Net realized and unrealized gain (loss) on investments	(136)	(45,700)	(410)	(5,122)	(3,671)
Net increase (decrease) in net assets resulting from operations	$ (137)	$ (46,514)	$ (419)	$ (5,148)	$ (3,685)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	-	-	-	-
Total expenses	-	-	-	-	-
Net investment income (loss)	-	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1	2	1	-	-
Net realized and unrealized gain (loss) on investments	1	2	1	-	-
Net increase (decrease) in net assets resulting from operations	$ 1	$ 2	$ 1	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING JPMorgan International Portfolio - Adviser Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 4,023	$ 1	$ 5	$ 590
Total investment income	6	4,023	1	5	590
Expenses:					
Mortality, expense risk and other charges	-	416	-	1	285
Total expenses	-	416	-	1	285
Net investment income (loss)	6	3,607	1	4	305
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(129)	(29,088)	(15)	(72)	(161)
Capital gains distributions	117	67,810	17	35	2,694
Total realized gain (loss) on investments and capital gains distributions	(12)	38,722	2	(37)	2,533
Net unrealized appreciation (depreciation) of investments	3	(47,137)	(3)	(85)	(13,907)
Net realized and unrealized gain (loss) on investments	(9)	(8,415)	(1)	(122)	(11,374)
Net increase (decrease) in net assets resulting from operations	$ (3)	$ (4,808)	$ -	$ (118)	$ (11,069)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	-	1,316	1	-	10
Total expenses	-	1,316	1	-	10
Net investment income (loss)	-	(1,316)	(1)	-	(10)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	(20,709)	1	(18)	(522)
Capital gains distributions	-	-	-	5	527
Total realized gain (loss) on investments and capital gains distributions	(10)	(20,709)	1	(13)	5
Net unrealized appreciation (depreciation) of investments	(27)	(37,274)	(67)	4	(250)
Net realized and unrealized gain (loss) on investments	(37)	(57,983)	(66)	(9)	(245)
Net increase (decrease) in net assets resulting from operations	$ (37)	$ (59,299)	$ (67)	$ (9)	$ (255)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 477	$ 7	$ 14,508
Total investment income	-	-	477	7	14,508
Expenses:					
Mortality, expense risk and other charges	24	-	82	1	6,345
Total expenses	24	-	82	1	6,345
Net investment income (loss)	(24)	-	395	6	8,163
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(325)	(4)	(6,524)	(63)	12,361
Capital gains distributions	-	-	2,235	32	50,125
Total realized gain (loss) on investments and capital gains distributions	(325)	(4)	(4,289)	(31)	62,486
Net unrealized appreciation (depreciation) of investments	(1,673)	2	351	(148)	(385,205)
Net realized and unrealized gain (loss) on investments	(1,998)	(2)	(3,938)	(179)	(322,719)
Net increase (decrease) in net assets resulting from operations	$ (2,022)	$ (2)	$ (3,543)	$ (173)	$ (314,556)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 18	$ 6,727	$ 8	$ 39
Total investment income	7	18	6,727	8	39
Expenses:					
Mortality, expense risk and other charges	3	1	1,255	1	3
Total expenses	3	1	1,255	1	3
Net investment income (loss)	4	17	5,472	7	36
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(12)	(14)	53	6	(1)
Capital gains distributions	27	1	450	1	13
Total realized gain (loss) on investments and capital gains distributions	15	(13)	503	7	12
Net unrealized appreciation (depreciation) of investments	(191)	(65)	(28,238)	(26)	(70)
Net realized and unrealized gain (loss) on investments	(176)	(78)	(27,735)	(19)	(58)
Net increase (decrease) in net assets resulting from operations	$ (172)	$ (61)	$ (22,263)	$ (12)	$ (22)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,097	$ 393	$ 7	$ 182	$ 518
Total investment income	5,097	393	7	182	518
Expenses:					
Mortality, expense risk and other charges	1,023	46	1	62	266
Total expenses	1,023	46	1	62	266
Net investment income (loss)	4,074	347	6	120	252
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(40)	(328)	(1)	(31)	(11)
Capital gains distributions	1,627	131	2	247	667
Total realized gain (loss) on investments and capital gains distributions	1,587	(197)	1	216	656
Net unrealized appreciation (depreciation) of investments	(7,862)	(1,867)	(41)	(3,943)	(10,651)
Net realized and unrealized gain (loss) on investments	(6,275)	(2,064)	(40)	(3,727)	(9,995)
Net increase (decrease) in net assets resulting from operations	$ (2,201)	$ (1,717)	$ (34)	$ (3,607)	$ (9,743)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 173	$ 545	$ 142	$ 388	$ 79
Total investment income	173	545	142	388	79
Expenses:					
Mortality, expense risk and					
other charges	75	337	63	238	35
Total expenses	75	337	63	238	35
Net investment income (loss)	98	208	79	150	44
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(110)	(240)	(75)	(95)	(88)
Capital gains distributions	403	1,200	377	973	258
Total realized gain (loss) on investments					
and capital gains distributions	293	960	302	878	170
Net unrealized appreciation					
(depreciation) of investments	(6,064)	(18,098)	(5,470)	(14,504)	(4,003)
Net realized and unrealized gain (loss)					
on investments	(5,771)	(17,138)	(5,168)	(13,626)	(3,833)
Net increase (decrease) in net assets					
resulting from operations	$ (5,673)	$ (16,930)	$ (5,089)	$ (13,476)	$ (3,789)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 199	$ -	$ -	$ 154	$ 150
Total investment income	199	-	-	154	150
Expenses:					
Mortality, expense risk and other charges	157	1	1	40	67
Total expenses	157	1	1	40	67
Net investment income (loss)	42	(1)	(1)	114	83
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	9	(26)	(52)	(31)	(202)
Capital gains distributions	604	-	-	152	143
Total realized gain (loss) on investments and capital gains distributions	613	(26)	(52)	121	(59)
Net unrealized appreciation (depreciation) of investments	(9,919)	(7)	(7)	(1,905)	(1,545)
Net realized and unrealized gain (loss) on investments	(9,306)	(33)	(59)	(1,784)	(1,604)
Net increase (decrease) in net assets resulting from operations	$ (9,264)	$ (34)	$ (60)	$ (1,670)	$ (1,521)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,404	$ -	$ 3	$ 2,863
Total investment income	-	1,404	-	3	2,863
Expenses:					
Mortality, expense risk and other charges	1	3,195	3	4	2,157
Total expenses	1	3,195	3	4	2,157
Net investment income (loss)	(1)	(1,791)	(3)	(1)	706
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(68)	(1,048)	(26)	(164)	(6,918)
Capital gains distributions	63	49,315	67	88	16,121
Total realized gain (loss) on investments and capital gains distributions	(5)	48,267	41	(76)	9,203
Net unrealized appreciation (depreciation) of investments	(174)	(208,361)	(254)	(464)	(120,189)
Net realized and unrealized gain (loss) on investments	(179)	(160,094)	(213)	(540)	(110,986)
Net increase (decrease) in net assets resulting from operations	$ (180)	$ (161,885)	$ (216)	$ (541)	$ (110,280)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 4	$ 2,486	$ 1	$ 1
Total investment income	13	4	2,486	1	1
Expenses:					
Mortality, expense risk and other charges	8	-	712	16	2
Total expenses	8	-	712	16	2
Net investment income (loss)	5	4	1,774	(15)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(26)	(17)	(3,433)	(81)	(33)
Capital gains distributions	102	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	76	(17)	(3,433)	(81)	(33)
Net unrealized appreciation (depreciation) of investments	(750)	(76)	(48,104)	(155)	(179)
Net realized and unrealized gain (loss) on investments	(674)	(93)	(51,537)	(236)	(212)
Net increase (decrease) in net assets resulting from operations	$ (669)	$ (89)	$ (49,763)	$ (251)	$ (213)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 473	$ 1	$ 2,309	$ -	$ -
Total investment income	473	1	2,309	-	-
Expenses:					
Mortality, expense risk and					
other charges	902	-	1,035	-	2
Total expenses	902	-	1,035	-	2
Net investment income (loss)	(429)	1	1,274	-	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,171)	-	(10,767)	-	(90)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(3,171)	-	(10,767)	-	(90)
Net unrealized appreciation					
(depreciation) of investments	(40,240)	(24)	(36,911)	(4)	37
Net realized and unrealized gain (loss)					
on investments	(43,411)	(24)	(47,678)	(4)	(53)
Net increase (decrease) in net assets					
resulting from operations	$ (43,840)	$ (23)	$ (46,404)	$ (4)	$ (55)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 9	$ 2,359	$ 18	$ 14,010	$ 9
Total investment income	9	2,359	18	14,010	9
Expenses:					
Mortality, expense risk and other charges	1	647	1	2,750	2
Total expenses	1	647	1	2,750	2
Net investment income (loss)	8	1,712	17	11,260	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(86)	(2,010)	(42)	(159)	(4)
Capital gains distributions	20	3,812	27	15,058	10
Total realized gain (loss) on investments and capital gains distributions	(66)	1,802	(15)	14,899	6
Net unrealized appreciation (depreciation) of investments	(77)	(31,217)	(113)	(98,950)	(62)
Net realized and unrealized gain (loss) on investments	(143)	(29,415)	(128)	(84,051)	(56)
Net increase (decrease) in net assets resulting from operations	$ (135)	$ (27,703)	$ (111)	$ (72,791)	$ (49)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class A	ING VP Growth and Income Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,390	$ 1,710	$ 1,907	$ 5	$ 19,275
Total investment income	1,390	1,710	1,907	5	19,275
Expenses:					
Mortality, expense risk and other charges	330	711	613	1	15,196
Total expenses	330	711	613	1	15,196
Net investment income (loss)	1,060	999	1,294	4	4,079
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,155)	(2,661)	(208)	(56)	(101,523)
Capital gains distributions	2,745	9,718	7,461	-	-
Total realized gain (loss) on investments and capital gains distributions	1,590	7,057	7,253	(56)	(101,523)
Net unrealized appreciation (depreciation) of investments	(11,399)	(37,541)	(30,451)	(138)	(526,910)
Net realized and unrealized gain (loss) on investments	(9,809)	(30,484)	(23,198)	(194)	(628,433)
Net increase (decrease) in net assets resulting from operations	$ (8,749)	$ (29,485)	$ (21,904)	$ (190)	$ (624,354)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 31	$ 207	$ 443	$ 8
Total investment income	6	31	207	443	8
Expenses:					
Mortality, expense risk and					
other charges	2	7	49	282	9
Total expenses	2	7	49	282	9
Net investment income (loss)	4	24	158	161	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(17)	(116)	(579)	(16)	(5)
Capital gains distributions	-	83	318	1,024	92
Total realized gain (loss) on investments					
and capital gains distributions	(17)	(33)	(261)	1,008	87
Net unrealized appreciation					
(depreciation) of investments	(156)	(31)	(197)	(2,178)	(141)
Net realized and unrealized gain (loss)					
on investments	(173)	(64)	(458)	(1,170)	(54)
Net increase (decrease) in net assets					
resulting from operations	$ (169)	$ (40)	$ (300)	$ (1,009)	$ (55)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 47	$ 45	$ 17	$ 3	$ 2
Total investment income	47	45	17	3	2
Expenses:					
Mortality, expense risk and other charges	42	33	15	3	1
Total expenses	42	33	15	3	1
Net investment income (loss)	5	12	2	-	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(33)	(31)	(12)	(4)	-
Capital gains distributions	400	433	159	32	13
Total realized gain (loss) on investments and capital gains distributions	367	402	147	28	13
Net unrealized appreciation (depreciation) of investments	(584)	(569)	(225)	(40)	(18)
Net realized and unrealized gain (loss) on investments	(217)	(167)	(78)	(12)	(5)
Net increase (decrease) in net assets resulting from operations	$ (212)	$ (155)	$ (76)	$ (12)	$ (4)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 4	$ 20	$ 375
Total investment income	1	-	4	20	375
Expenses:					
Mortality, expense risk and other charges	1	319	1	4	480
Total expenses	1	319	1	4	480
Net investment income (loss)	-	(319)	3	16	(105)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	2,373	(58)	1	(1,150)
Capital gains distributions	6	-	-	3	-
Total realized gain (loss) on investments and capital gains distributions	6	2,373	(58)	4	(1,150)
Net unrealized appreciation (depreciation) of investments	(7)	(18,274)	1	31	(25,054)
Net realized and unrealized gain (loss) on investments	(1)	(15,901)	(57)	35	(26,204)
Net increase (decrease) in net assets resulting from operations	$ (1)	$ (16,220)	$ (54)	$ 51	$ (26,309)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,326	$ 30	$ 18	$ 6	$ 7,572
Total investment income	1,326	30	18	6	7,572
Expenses:					
Mortality, expense risk and					
other charges	619	5	2	2	3,668
Total expenses	619	5	2	2	3,668
Net investment income (loss)	707	25	16	4	3,904
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(546)	(44)	(88)	(37)	(9,337)
Capital gains distributions	10,413	-	-	-	26,611
Total realized gain (loss) on investments					
and capital gains distributions	9,867	(44)	(88)	(37)	17,274
Net unrealized appreciation					
(depreciation) of investments	(37,665)	(60)	2	(158)	(184,448)
Net realized and unrealized gain (loss)					
on investments	(27,798)	(104)	(86)	(195)	(167,174)
Net increase (decrease) in net assets					
resulting from operations	$ (27,091)	$ (79)	$ (70)	$ (191)	$ (163,270)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class S	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 4,290	$ 4	$ 1,142	$ -
Total investment income	5	4,290	4	1,142	-
Expenses:					
Mortality, expense risk and other charges	1	2,941	1	1,136	-
Total expenses	1	2,941	1	1,136	-
Net investment income (loss)	4	1,349	3	6	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(49)	6,706	(73)	(613)	(14)
Capital gains distributions	19	40,232	46	7,780	4
Total realized gain (loss) on investments and capital gains distributions	(30)	46,938	(27)	7,167	(10)
Net unrealized appreciation (depreciation) of investments	(137)	(183,479)	(123)	(54,249)	(7)
Net realized and unrealized gain (loss) on investments	(167)	(136,541)	(150)	(47,082)	(17)
Net increase (decrease) in net assets resulting from operations	$ (163)	$ (135,192)	$ (147)	$ (47,076)	$ (17)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class S	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 1,196	$ 1	$ 53	$ 3,575	$ 11
Total investment income	1,196	1	53	3,575	11
Expenses:					
Mortality, expense risk and other charges	1,122	-	24	1,215	2
Total expenses	1,122	-	24	1,215	2
Net investment income (loss)	74	1	29	2,360	9
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(768)	(21)	(1,155)	(5,480)	(149)
Capital gains distributions	15,135	14	200	20,149	75
Total realized gain (loss) on investments and capital gains distributions	14,367	(7)	(955)	14,669	(74)
Net unrealized appreciation (depreciation) of investments	(55,736)	(40)	393	(85,517)	(155)
Net realized and unrealized gain (loss) on investments	(41,369)	(47)	(562)	(70,848)	(229)
Net increase (decrease) in net assets resulting from operations	$ (41,295)	$ (46)	$ (533)	$ (68,488)	$ (220)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 870	$ -	$ -
Total investment income	-	-	870	-	-
Expenses:					
Mortality, expense risk and other charges	108	1	338	90	-
Total expenses	108	1	338	90	-
Net investment income (loss)	(108)	(1)	532	(90)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	334	(20)	(14,423)	(28)	(14)
Capital gains distributions	-	-	8,841	1,731	13
Total realized gain (loss) on investments and capital gains distributions	334	(20)	(5,582)	1,703	(1)
Net unrealized appreciation (depreciation) of investments	(5,295)	(47)	6,008	(6,117)	(19)
Net realized and unrealized gain (loss) on investments	(4,961)	(67)	426	(4,414)	(20)
Net increase (decrease) in net assets resulting from operations	$ (5,069)	$ (68)	$ 958	$ (4,504)	$ (20)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class S	ING VP Money Market Portfolio - Class I	Janus Adviser Balanced Fund - Class S
Net investment income (loss)					
Income:					
Dividends	$ 15,681	$ 21,773	$ 13	$ 26,796	$ -
Total investment income	15,681	21,773	13	26,796	-
Expenses:					
Mortality, expense risk and other charges	4,676	4,085	1	4,169	-
Total expenses	4,676	4,085	1	4,169	-
Net investment income (loss)	11,005	17,688	12	22,627	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(28,188)	(4,120)	(10)	1,312	-
Capital gains distributions	40,557	10,193	6	-	-
Total realized gain (loss) on investments and capital gains distributions	12,369	6,073	(4)	1,312	-
Net unrealized appreciation (depreciation) of investments	(162,838)	(62,449)	(30)	(14,424)	-
Net realized and unrealized gain (loss) on investments	(150,469)	(56,376)	(34)	(13,112)	-
Net increase (decrease) in net assets resulting from operations	$ (139,464)	$ (38,688)	$ (22)	$ 9,515	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 4	$ 1	$ 1	$ 3
Total investment income	7	4	1	1	3
Expenses:					
Mortality, expense risk and other charges	3	1	1	5	3
Total expenses	3	1	1	5	3
Net investment income (loss)	4	3	-	(4)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	13	-	13	27	26
Capital gains distributions	20	-	-	23	-
Total realized gain (loss) on investments and capital gains distributions	33	-	13	50	26
Net unrealized appreciation (depreciation) of investments	(88)	1	(68)	(243)	(156)
Net realized and unrealized gain (loss) on investments	(55)	1	(55)	(193)	(130)
Net increase (decrease) in net assets resulting from operations	$ (51)	$ 4	$ (55)	$ (197)	$ (130)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ 3	$ 18	$ 3
Total investment income	8	-	3	18	3
Expenses:					
Mortality, expense risk and other charges	3	3	1	11	14
Total expenses	3	3	1	11	14
Net investment income (loss)	5	(3)	2	7	(11)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(45)	(1)	(7)	(152)	(57)
Capital gains distributions	-	-	-	55	-
Total realized gain (loss) on investments and capital gains distributions	(45)	(1)	(7)	(97)	(57)
Net unrealized appreciation (depreciation) of investments	(165)	(94)	54	(409)	(465)
Net realized and unrealized gain (loss) on investments	(210)	(95)	47	(506)	(522)
Net increase (decrease) in net assets resulting from operations	$ (205)	$ (98)	$ 49	$ (499)	$ (533)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Moderate Allocation Portfolio	Morgan Stanley U.S. Small Cap Value Portfolio - Class I	Neuberger Berman Socially Responsive Fund® - Trust Class
Net investment income (loss)					
Income:					
Dividends	$ 1,350	$ 2	$ -	$ 9	$ 15
Total investment income	1,350	2	-	9	15
Expenses:					
Mortality, expense risk and other charges	1,107	6	-	-	21
Total expenses	1,107	6	-	-	21
Net investment income (loss)	243	(4)	-	9	(6)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,263)	27	(3)	(44)	(25)
Capital gains distributions	4,511	-	-	36	33
Total realized gain (loss) on investments and capital gains distributions	248	27	(3)	(8)	8
Net unrealized appreciation (depreciation) of investments	(54,679)	(270)	1	(215)	(1,057)
Net realized and unrealized gain (loss) on investments	(54,431)	(243)	(2)	(223)	(1,049)
Net increase (decrease) in net assets resulting from operations	$ (54,188)	$ (247)	$ (2)	$ (214)	$ (1,055)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Securities/VA
Net investment income (loss)					
Income:					
Dividends	$ 60	$ 1,046	$ -	$ 2,505	$ 7
Total investment income	60	1,046	-	2,505	7
Expenses:					
Mortality, expense risk and other charges	10	398	5	1,846	4
Total expenses	10	398	5	1,846	4
Net investment income (loss)	50	648	(5)	659	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(98)	168	10	6,594	(25)
Capital gains distributions	202	2,939	-	37,340	32
Total realized gain (loss) on investments and capital gains distributions	104	3,107	10	43,934	7
Net unrealized appreciation (depreciation) of investments	(1,754)	(24,241)	(301)	(155,001)	(203)
Net realized and unrealized gain (loss) on investments	(1,650)	(21,134)	(291)	(111,067)	(196)
Net increase (decrease) in net assets resulting from operations	$ (1,600)	$ (20,486)	$ (296)	$ (110,408)	$ (193)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 30	$ -	$ 6	$ 1,035
Total investment income	1	30	-	6	1,035
Expenses:					
Mortality, expense risk and other charges	1	64	-	1	558
Total expenses	1	64	-	1	558
Net investment income (loss)	-	(34)	-	5	477
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	(223)	(2)	-	(506)
Capital gains distributions	6	329	-	1	624
Total realized gain (loss) on investments and capital gains distributions	7	106	(2)	1	118
Net unrealized appreciation (depreciation) of investments	(50)	(2,871)	(13)	(25)	(21,064)
Net realized and unrealized gain (loss) on investments	(43)	(2,765)	(15)	(24)	(20,946)
Net increase (decrease) in net assets resulting from operations	$ (43)	$ (2,799)	$ (15)	$ (19)	$ (20,469)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2,185	$ 219	$ 88	$ 16	$ 1,435
Total investment income	2,185	219	88	16	1,435
Expenses:					
Mortality, expense risk and other charges	608	21	211	4	173
Total expenses	608	21	211	4	173
Net investment income (loss)	1,577	198	(123)	12	1,262
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(881)	(60)	(2,837)	(300)	(651)
Capital gains distributions	105	37	3,650	68	187
Total realized gain (loss) on investments and capital gains distributions	(776)	(23)	813	(232)	(464)
Net unrealized appreciation (depreciation) of investments	(8,434)	(1,613)	(18,300)	101	(7,575)
Net realized and unrealized gain (loss) on investments	(9,210)	(1,636)	(17,487)	(131)	(8,039)
Net increase (decrease) in net assets resulting from operations	$ (7,633)	$ (1,438)	$ (17,610)	$ (119)	$ (6,777)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio	RiverSource Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 6	$ 13	$ -	$ 4
Total investment income	6	6	13	-	4
Expenses:					
Mortality, expense risk and other charges	2	14	4	2	7
Total expenses	2	14	4	2	7
Net investment income (loss)	4	(8)	9	(2)	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(132)	(164)	(18)	(77)	(19)
Capital gains distributions	40	156	-	-	11
Total realized gain (loss) on investments and capital gains distributions	(92)	(8)	(18)	(77)	(8)
Net unrealized appreciation (depreciation) of investments	36	(1,105)	(251)	(150)	(367)
Net realized and unrealized gain (loss) on investments	(56)	(1,113)	(269)	(227)	(375)
Net increase (decrease) in net assets resulting from operations	$ (52)	$ (1,121)	$ (260)	$ (229)	$ (378)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 31	$ 8,285	$ 3	$ 9
Total investment income	1	31	8,285	3	9
Expenses:					
Mortality, expense risk and other charges	1	11	980	1	3
Total expenses	1	11	980	1	3
Net investment income (loss)	-	20	7,305	2	6
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(92)	440	(1)	(33)
Capital gains distributions	-	195	-	6	24
Total realized gain (loss) on investments and capital gains distributions	(1)	103	440	5	(9)
Net unrealized appreciation (depreciation) of investments	(27)	(749)	(3,683)	(51)	(93)
Net realized and unrealized gain (loss) on investments	(28)	(646)	(3,243)	(46)	(102)
Net increase (decrease) in net assets resulting from operations	$ (28)	$ (626)	$ 4,062	$ (44)	$ (96)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Small Company Growth Portfolio	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund[SM], Inc. - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ -	$ 82	$ -	$ -	$ 105
Total investment income	-	82	-	-	105
Expenses:					
Mortality, expense risk and other charges	1	76	471	179	34
Total expenses	1	76	471	179	34
Net investment income (loss)	(1)	6	(471)	(179)	71
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(1,593)	(352)	(280)	(64)
Capital gains distributions	8	1,238	1,728	2,251	88
Total realized gain (loss) on investments and capital gains distributions	7	(355)	1,376	1,971	24
Net unrealized appreciation (depreciation) of investments	(45)	(5,402)	(35,291)	(11,029)	(1,954)
Net realized and unrealized gain (loss) on investments	(38)	(5,757)	(33,915)	(9,058)	(1,930)
Net increase (decrease) in net assets resulting from operations	$ (39)	$ (5,751)	$ (34,386)	$ (9,237)	$ (1,859)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2008
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net investment income (loss)		
Income:		
Dividends	$ 1,949	$ -
Total investment income	1,949	-
Expenses:		
Mortality, expense risk and		
other charges	783	1
Total expenses	783	1
Net investment income (loss)	1,166	(1)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(384)	(8)
Capital gains distributions	1,363	-
Total realized gain (loss) on investments		
and capital gains distributions	979	(8)
Net unrealized appreciation		
(depreciation) of investments	(33,169)	(23)
Net realized and unrealized gain (loss)		
on investments	(32,190)	(31)
Net increase (decrease) in net assets		
resulting from operations	$ (31,024)	$ (32)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM Mid Cap Core Equity Fund - Class A	AIM Small Cap Growth Fund - Class A	AIM Global Health Care Fund - Investor Class	AIM V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2007	$ 234	$ 17	$ 114	$ 32,996
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	(2)	(363)
Total realized gain (loss) on investments and capital gains distributions	44	5	13	1,891
Net unrealized appreciation (depreciation) of investments	(23)	(3)	-	1,877
Net increase (decrease) in net assets from operations	22	2	11	3,405
Changes from contract transactions:				
Total unit transactions	14	15	19	(2,945)
Net increase (decrease) in assets derived from principal transactions	14	15	19	(2,945)
Total increase (decrease) in net assets	36	17	30	460
Net assets at December 31, 2007	270	34	144	33,456
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(2)	(270)
Total realized gain (loss) on investments and capital gains distributions	(19)	(8)	-	831
Net unrealized appreciation (depreciation) of investments	(65)	(11)	(44)	(14,466)
Net increase (decrease) in net assets from operations	(84)	(19)	(46)	(13,905)
Changes from contract transactions:				
Total unit transactions	46	5	24	(1,680)
Net increase (decrease) in assets derived from principal transactions	46	5	24	(1,680)
Total increase (decrease) in net assets	(38)	(14)	(22)	(15,585)
Net assets at December 31, 2008	$ 232	$ 20	$ 122	$ 17,871

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I. Core Equity Fund - Series I Shares	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Net assets at January 1, 2007	$ 49,719	$ 65	$ 557	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	13	-	2	-
Total realized gain (loss) on investments and capital gains distributions	1,463	11	51	-
Net unrealized appreciation (depreciation) of investments	1,934	(9)	(28)	-
Net increase (decrease) in net assets from operations	3,410	2	25	-
Changes from contract transactions:				
Total unit transactions	(4,904)	53	63	-
Net increase (decrease) in assets derived from principal transactions	(4,904)	53	63	-
Total increase (decrease) in net assets	(1,494)	55	88	-
Net assets at December 31, 2007	48,225	120	645	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	466	2	5	8
Total realized gain (loss) on investments and capital gains distributions	1,359	(5)	60	(120)
Net unrealized appreciation (depreciation) of investments	(16,338)	(78)	(321)	(110)
Net increase (decrease) in net assets from operations	(14,513)	(81)	(256)	(222)
Changes from contract transactions:				
Total unit transactions	(2,058)	107	(18)	802
Net increase (decrease) in assets derived from principal transactions	(2,058)	107	(18)	802
Total increase (decrease) in net assets	(16,571)	26	(274)	580
Net assets at December 31, 2008	$ 31,654	$ 146	$ 371	$ 580

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3
Net assets at January 1, 2007	$ 477	$ -	$ -	$ 5,014
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	-	-	91
Total realized gain (loss) on investments and capital gains distributions	62	-	-	206
Net unrealized appreciation (depreciation) of investments	(42)	-	-	(7)
Net increase (decrease) in net assets from operations	24	-	-	290
Changes from contract transactions:				
Total unit transactions	(47)	-	-	1,057
Net increase (decrease) in assets derived from principal transactions	(47)	-	-	1,057
Total increase (decrease) in net assets	(23)	-	-	1,347
Net assets at December 31, 2007	454	-	-	6,361
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	113
Total realized gain (loss) on investments and capital gains distributions	9	-	-	(50)
Net unrealized appreciation (depreciation) of investments	(140)	1	1	(1,566)
Net increase (decrease) in net assets from operations	(131)	1	1	(1,503)
Changes from contract transactions:				
Total unit transactions	13	35	45	(792)
Net increase (decrease) in assets derived from principal transactions	13	35	45	(792)
Total increase (decrease) in net assets	(118)	36	46	(2,295)
Net assets at December 31, 2008	$ 336	$ 36	$ 46	$ 4,066

The accompanying notes are an integral part of these financial statements.

111

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares
Net assets at January 1, 2007	$ 5,990	$ 629	$ 660	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	13	(4)	(7)	-
Total realized gain (loss) on investments and capital gains distributions	950	69	72	-
Net unrealized appreciation (depreciation) of investments	(1,042)	(83)	(101)	-
Net increase (decrease) in net assets from operations	(79)	(18)	(36)	-
Changes from contract transactions:				
Total unit transactions	(314)	(33)	214	-
Net increase (decrease) in assets derived from principal transactions	(314)	(33)	214	-
Total increase (decrease) in net assets	(393)	(51)	178	-
Net assets at December 31, 2007	5,597	578	838	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	(2)	2	3
Total realized gain (loss) on investments and capital gains distributions	(228)	29	(68)	(43)
Net unrealized appreciation (depreciation) of investments	(1,827)	(284)	(363)	(33)
Net increase (decrease) in net assets from operations	(2,031)	(257)	(429)	(73)
Changes from contract transactions:				
Total unit transactions	139	74	229	397
Net increase (decrease) in assets derived from principal transactions	139	74	229	397
Total increase (decrease) in net assets	(1,892)	(183)	(200)	324
Net assets at December 31, 2008	$ 3,705	$ 395	$ 638	$ 324

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	The Bond Fund of America^{SM}, Inc. - Class R-4	Calvert Social Balanced Portfolio	Capital One Mid Cap Equity Fund - Class A	Columbia^{SM} Acorn Fund® - Class Z
Net assets at January 1, 2007	$ -	$ 65,397	$ 96	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	801	(1)	-
Total realized gain (loss) on investments and capital gains distributions	-	2,760	14	-
Net unrealized appreciation (depreciation) of investments	-	(2,483)	(12)	-
Net increase (decrease) in net assets from operations	-	1,078	1	-
Changes from contract transactions:				
Total unit transactions	-	(7,007)	(10)	-
Net increase (decrease) in assets derived from principal transactions	-	(7,007)	(10)	-
Total increase (decrease) in net assets	-	(5,929)	(9)	-
Net assets at December 31, 2007	-	59,468	87	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	33	676	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(77)	(853)	(58)	(50)
Net unrealized appreciation (depreciation) of investments	(82)	(17,531)	14	(283)
Net increase (decrease) in net assets from operations	(126)	(17,708)	(45)	(332)
Changes from contract transactions:				
Total unit transactions	2,055	(5,870)	(42)	1,139
Net increase (decrease) in assets derived from principal transactions	2,055	(5,870)	(42)	1,139
Total increase (decrease) in net assets	1,929	(23,578)	(87)	807
Net assets at December 31, 2008	$ 1,929	$ 35,890	$ -	$ 807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	DWS Equity 500 Index Fund - Class S	EuroPacific Growth Fund® - Class R-3
Net assets at January 1, 2007	$ -	$ -	$ 167	$ 3,767
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	2	109
Total realized gain (loss) on investments and capital gains distributions	-	-	4	789
Net unrealized appreciation (depreciation) of investments	-	-	2	189
Net increase (decrease) in net assets from operations	-	-	8	1,087
Changes from contract transactions:				
Total unit transactions	-	-	53	4,740
Net increase (decrease) in assets derived from principal transactions	-	-	53	4,740
Total increase (decrease) in net assets	-	-	61	5,827
Net assets at December 31, 2007	-	-	228	9,594
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	6	2	110
Total realized gain (loss) on investments and capital gains distributions	(19)	(25)	(5)	416
Net unrealized appreciation (depreciation) of investments	(61)	(194)	(96)	(5,005)
Net increase (decrease) in net assets from operations	(72)	(213)	(99)	(4,479)
Changes from contract transactions:				
Total unit transactions	1,647	774	39	2,137
Net increase (decrease) in assets derived from principal transactions	1,647	774	39	2,137
Total increase (decrease) in net assets	1,575	561	(60)	(2,342)
Net assets at December 31, 2008	$ 1,575	$ 561	$ 168	$ 7,252

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values Fund - Class A	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Net assets at January 1, 2007	$ 141,230	$ 105,934	$ 455,731	$ 295,822
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,066	64	3,389	(665)
Total realized gain (loss) on investments and capital gains distributions	17,925	19,811	42,721	(13,059)
Net unrealized appreciation (depreciation) of investments	8,161	(29,475)	(42,979)	84,086
Net increase (decrease) in net assets from operations	28,152	(9,600)	3,131	70,362
Changes from contract transactions:				
Total unit transactions	43,512	(1,772)	(32,334)	(36,470)
Net increase (decrease) in assets derived from principal transactions	43,512	(1,772)	(32,334)	(36,470)
Total increase (decrease) in net assets	71,664	(11,372)	(29,203)	33,892
Net assets at December 31, 2007	212,894	94,562	426,528	329,714
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,254	28	4,655	(560)
Total realized gain (loss) on investments and capital gains distributions	8,005	(4,341)	(8,493)	(11,477)
Net unrealized appreciation (depreciation) of investments	(111,600)	(25,388)	(167,463)	(137,412)
Net increase (decrease) in net assets from operations	(101,341)	(29,701)	(171,301)	(149,449)
Changes from contract transactions:				
Total unit transactions	44,205	(2,705)	(41,916)	(21,170)
Net increase (decrease) in assets derived from principal transactions	44,205	(2,705)	(41,916)	(21,170)
Total increase (decrease) in net assets	(57,136)	(32,406)	(213,217)	(170,619)
Net assets at December 31, 2008	$ 155,758	$ 62,156	$ 213,311	$ 159,095

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class
Net assets at January 1, 2007	$ 7,752	$ 51,710	$ 1,176,582	$ 128,845
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	550	1,300	(778)	3,367
Total realized gain (loss) on investments and capital gains distributions	(31)	7,491	362,570	156
Net unrealized appreciation (depreciation) of investments	(389)	(637)	(173,527)	2,132
Net increase (decrease) in net assets from operations	130	8,154	188,265	5,655
Changes from contract transactions:				
Total unit transactions	(326)	834	(53,290)	(7,802)
Net increase (decrease) in assets derived from principal transactions	(326)	834	(53,290)	(7,802)
Total increase (decrease) in net assets	(196)	8,988	134,975	(2,147)
Net assets at December 31, 2007	7,556	60,698	1,311,557	126,698
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	488	686	241	1,216
Total realized gain (loss) on investments and capital gains distributions	(251)	6,331	20,067	406
Net unrealized appreciation (depreciation) of investments	(2,028)	(32,555)	(575,536)	(47,617)
Net increase (decrease) in net assets from operations	(1,791)	(25,538)	(555,228)	(45,995)
Changes from contract transactions:				
Total unit transactions	(749)	(5,495)	(34,065)	(5,564)
Net increase (decrease) in assets derived from principal transactions	(749)	(5,495)	(34,065)	(5,564)
Total increase (decrease) in net assets	(2,540)	(31,033)	(589,293)	(51,559)
Net assets at December 31, 2008	$ 5,016	$ 29,665	$ 722,264	$ 75,139

The accompanying notes are an integral part of these financial statements.

116

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Mutual Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A
Net assets at January 1, 2007	$ 5,451	$ 18,360	$ 1,438	$ 556
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	71	986	30	(8)
Total realized gain (loss) on investments and capital gains distributions	554	535	82	135
Net unrealized appreciation (depreciation) of investments	341	995	39	(69)
Net increase (decrease) in net assets from operations	966	2,516	151	58
Changes from contract transactions:				
Total unit transactions	3,555	(616)	856	153
Net increase (decrease) in assets derived from principal transactions	3,555	(616)	856	153
Total increase (decrease) in net assets	4,521	1,900	1,007	211
Net assets at December 31, 2007	9,972	20,260	2,445	767
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	49	345	11	(4)
Total realized gain (loss) on investments and capital gains distributions	1,221	1,670	108	(39)
Net unrealized appreciation (depreciation) of investments	(5,975)	(8,664)	(884)	(243)
Net increase (decrease) in net assets from operations	(4,705)	(6,649)	(765)	(286)
Changes from contract transactions:				
Total unit transactions	2,739	1,949	387	(85)
Net increase (decrease) in assets derived from principal transactions	2,739	1,949	387	(85)
Total increase (decrease) in net assets	(1,966)	(4,700)	(378)	(371)
Net assets at December 31, 2008	$ 8,006	$ 15,560	$ 2,067	$ 396

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors, Inc. - Class R-3	Fundamental Investors, Inc. - Class R-4	The Growth Fund of America® - Class R-3
Net assets at January 1, 2007	$ 88,521	$ -	$ -	$ 7,813
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(354)	-	-	17
Total realized gain (loss) on investments and capital gains distributions	10,632	-	-	884
Net unrealized appreciation (depreciation) of investments	(13,832)	-	-	(45)
Net increase (decrease) in net assets from operations	(3,554)	-	-	856
Changes from contract transactions:				
Total unit transactions	6,669	-	-	3,773
Net increase (decrease) in assets derived from principal transactions	6,669	-	-	3,773
Total increase (decrease) in net assets	3,115	-	-	4,629
Net assets at December 31, 2007	91,636	-	-	12,442
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	189	-	28	(8)
Total realized gain (loss) on investments and capital gains distributions	6,374	-	(83)	(22)
Net unrealized appreciation (depreciation) of investments	(37,896)	-	(1,214)	(5,721)
Net increase (decrease) in net assets from operations	(31,333)	-	(1,269)	(5,751)
Changes from contract transactions:				
Total unit transactions	3,170	13	9,549	2,867
Net increase (decrease) in assets derived from principal transactions	3,170	13	9,549	2,867
Total increase (decrease) in net assets	(28,163)	13	8,280	(2,884)
Net assets at December 31, 2008	$ 63,473	$ 13	$ 8,280	$ 9,558

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING Financial Services Fund - Class A	ING Real Estate Fund - Class A
Net assets at January 1, 2007	$ 196,584	$ 1,032	$ 84	$ 2,373
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	178	34	1	42
Total realized gain (loss) on investments and capital gains distributions	17,791	96	18	321
Net unrealized appreciation (depreciation) of investments	2,330	(114)	(37)	(765)
Net increase (decrease) in net assets from operations	20,299	16	(18)	(402)
Changes from contract transactions:				
Total unit transactions	31,895	612	70	(48)
Net increase (decrease) in assets derived from principal transactions	31,895	612	70	(48)
Total increase (decrease) in net assets	52,194	628	52	(450)
Net assets at December 31, 2007	248,778	1,660	136	1,923
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(20)	61	1	42
Total realized gain (loss) on investments and capital gains distributions	382	(31)	(8)	(103)
Net unrealized appreciation (depreciation) of investments	(110,408)	(621)	(56)	(668)
Net increase (decrease) in net assets from operations	(110,046)	(591)	(63)	(729)
Changes from contract transactions:				
Total unit transactions	42,388	466	28	163
Net increase (decrease) in assets derived from principal transactions	42,388	466	28	163
Total increase (decrease) in net assets	(67,658)	(125)	(35)	(566)
Net assets at December 31, 2008	$ 181,120	$ 1,535	$ 101	$ 1,357

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2007	$ 973	$ 1,633	$ 3,286	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	36	85	(33)	(879)
Total realized gain (loss) on investments and capital gains distributions	(4)	(8)	(317)	-
Net unrealized appreciation (depreciation) of investments	25	35	554	(1,934)
Net increase (decrease) in net assets from operations	57	112	204	(2,813)
Changes from contract transactions:				
Total unit transactions	375	1,319	401	118,751
Net increase (decrease) in assets derived from principal transactions	375	1,319	401	118,751
Total increase (decrease) in net assets	432	1,431	605	115,938
Net assets at December 31, 2007	1,405	3,064	3,891	115,938
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	61	124	(31)	(754)
Total realized gain (loss) on investments and capital gains distributions	-	75	53	6,021
Net unrealized appreciation (depreciation) of investments	80	(577)	(1,906)	(49,073)
Net increase (decrease) in net assets from operations	141	(378)	(1,884)	(43,806)
Changes from contract transactions:				
Total unit transactions	1,289	795	26	(8,829)
Net increase (decrease) in assets derived from principal transactions	1,289	795	26	(8,829)
Total increase (decrease) in net assets	1,430	417	(1,858)	(52,635)
Net assets at December 31, 2008	$ 2,835	$ 3,481	$ 2,033	$ 63,303

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ -	$ 4,440	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(48)	-
Total realized gain (loss) on investments and capital gains distributions	1	-	395	-
Net unrealized appreciation (depreciation) of investments	-	(2)	13	-
Net increase (decrease) in net assets from operations	1	(2)	360	-
Changes from contract transactions:				
Total unit transactions	42	149	1,456	-
Net increase (decrease) in assets derived from principal transactions	42	149	1,456	-
Total increase (decrease) in net assets	43	147	1,816	-
Net assets at December 31, 2007	43	147	6,256	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(52)	-
Total realized gain (loss) on investments and capital gains distributions	7	(11)	286	(1)
Net unrealized appreciation (depreciation) of investments	(47)	(52)	(2,687)	-
Net increase (decrease) in net assets from operations	(40)	(63)	(2,453)	(1)
Changes from contract transactions:				
Total unit transactions	83	(5)	3,395	36
Net increase (decrease) in assets derived from principal transactions	83	(5)	3,395	36
Total increase (decrease) in net assets	43	(68)	942	35
Net assets at December 31, 2008	$ 86	$ 79	$ 7,198	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Global Real Estate Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2007	$ 14,604	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(154)	-	-	(869)
Total realized gain (loss) on investments and capital gains distributions	403	-	-	10,253
Net unrealized appreciation (depreciation) of investments	1,812	-	4	18,114
Net increase (decrease) in net assets from operations	2,061	-	4	27,498
Changes from contract transactions:				
Total unit transactions	2,778	-	40	81,933
Net increase (decrease) in assets derived from principal transactions	2,778	-	40	81,933
Total increase (decrease) in net assets	4,839	-	44	109,431
Net assets at December 31, 2007	19,443	-	44	109,431
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(121)	1	814
Total realized gain (loss) on investments and capital gains distributions	1,477	(913)	6	16,984
Net unrealized appreciation (depreciation) of investments	(11,681)	(15,512)	(24)	(74,214)
Net increase (decrease) in net assets from operations	(10,209)	(16,546)	(17)	(56,416)
Changes from contract transactions:				
Total unit transactions	12,203	52,513	(2)	20,558
Net increase (decrease) in assets derived from principal transactions	12,203	52,513	(2)	20,558
Total increase (decrease) in net assets	1,994	35,967	(19)	(35,858)
Net assets at December 31, 2008	$ 21,437	$ 35,967	$ 25	$ 73,573

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 57	$ 29,171	$ 21,610
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	1	58	(32)
Total realized gain (loss) on investments and capital gains distributions	2	19	3,940	2,380
Net unrealized appreciation (depreciation) of investments	13	30	6,939	6,767
Net increase (decrease) in net assets from operations	10	50	10,937	9,115
Changes from contract transactions:				
Total unit transactions	4,601	261	3,723	9,448
Net increase (decrease) in assets derived from principal transactions	4,601	261	3,723	9,448
Total increase (decrease) in net assets	4,611	311	14,660	18,563
Net assets at December 31, 2007	4,611	368	43,831	40,173
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	9	512	387
Total realized gain (loss) on investments and capital gains distributions	750	(101)	3,302	2,968
Net unrealized appreciation (depreciation) of investments	(5,728)	(153)	(25,117)	(22,553)
Net increase (decrease) in net assets from operations	(4,972)	(245)	(21,303)	(19,198)
Changes from contract transactions:				
Total unit transactions	7,766	48	(4,081)	(5,250)
Net increase (decrease) in assets derived from principal transactions	7,766	48	(4,081)	(5,250)
Total increase (decrease) in net assets	2,794	(197)	(25,384)	(24,448)
Net assets at December 31, 2008	$ 7,405	$ 171	$ 18,447	$ 15,725

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class
Net assets at January 1, 2007	$ 1,643	$ 26	$ 824	$ 30,166
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(22)	1	7	(456)
Total realized gain (loss) on investments and capital gains distributions	166	9	128	3,915
Net unrealized appreciation (depreciation) of investments	(257)	(12)	(217)	2,669
Net increase (decrease) in net assets from operations	(113)	(2)	(82)	6,128
Changes from contract transactions:				
Total unit transactions	938	48	1,097	23,557
Net increase (decrease) in assets derived from principal transactions	938	48	1,097	23,557
Total increase (decrease) in net assets	825	46	1,015	29,685
Net assets at December 31, 2007	2,468	72	1,839	59,851
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(10)	1	32	(495)
Total realized gain (loss) on investments and capital gains distributions	38	(16)	(87)	4,598
Net unrealized appreciation (depreciation) of investments	(903)	(8)	(626)	(31,754)
Net increase (decrease) in net assets from operations	(875)	(23)	(681)	(27,651)
Changes from contract transactions:				
Total unit transactions	536	(21)	(32)	1,138
Net increase (decrease) in assets derived from principal transactions	536	(21)	(32)	1,138
Total increase (decrease) in net assets	(339)	(44)	(713)	(26,513)
Net assets at December 31, 2008	$ 2,129	$ 28	$ 1,126	$ 33,338

The accompanying notes are an integral part of these financial statements.

124

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class
Net assets at January 1, 2007	$ 3,415	$ 1,068	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(45)	(572)	6	-
Total realized gain (loss) on investments and capital gains distributions	136	232	11	-
Net unrealized appreciation (depreciation) of investments	(434)	2,393	(30)	-
Net increase (decrease) in net assets from operations	(343)	2,053	(13)	-
Changes from contract transactions:				
Total unit transactions	1,322	128,642	529	-
Net increase (decrease) in assets derived from principal transactions	1,322	128,642	529	-
Total increase (decrease) in net assets	979	130,695	516	-
Net assets at December 31, 2007	4,394	131,763	516	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(29)	2,313	13	13
Total realized gain (loss) on investments and capital gains distributions	(944)	9,152	66	(350)
Net unrealized appreciation (depreciation) of investments	(1,123)	(57,524)	(350)	(2,548)
Net increase (decrease) in net assets from operations	(2,096)	(46,059)	(271)	(2,885)
Changes from contract transactions:				
Total unit transactions	(850)	(12,544)	261	8,099
Net increase (decrease) in assets derived from principal transactions	(850)	(12,544)	261	8,099
Total increase (decrease) in net assets	(2,946)	(58,603)	(10)	5,214
Net assets at December 31, 2008	$ 1,448	$ 73,160	$ 506	$ 5,214

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class
Net assets at January 1, 2007	$ 2,747	$ -	$ 7,306	$ 45
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(36)	-	(2)	3
Total realized gain (loss) on investments and capital gains distributions	148	-	1,033	11
Net unrealized appreciation (depreciation) of investments	278	(2)	569	(18)
Net increase (decrease) in net assets from operations	390	(2)	1,600	(4)
Changes from contract transactions:				
Total unit transactions	1,190	66	3,645	526
Net increase (decrease) in assets derived from principal transactions	1,190	66	3,645	526
Total increase (decrease) in net assets	1,580	64	5,245	522
Net assets at December 31, 2007	4,327	64	12,551	567
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	-	1	24
Total realized gain (loss) on investments and capital gains distributions	120	(41)	458	(25)
Net unrealized appreciation (depreciation) of investments	(600)	(33)	(6,943)	(159)
Net increase (decrease) in net assets from operations	(494)	(74)	(6,484)	(160)
Changes from contract transactions:				
Total unit transactions	(3,527)	75	341	90
Net increase (decrease) in assets derived from principal transactions	(3,527)	75	341	90
Total increase (decrease) in net assets	(4,021)	1	(6,143)	(70)
Net assets at December 31, 2008	$ 306	$ 65	$ 6,408	$ 497

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Service Class
Net assets at January 1, 2007	$ 269	$ 36,559	$ 13,022	$ 825
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(317)	638	(51)	(3)
Total realized gain (loss) on investments and capital gains distributions	17	2,370	3,078	102
Net unrealized appreciation (depreciation) of investments	858	(1,896)	2,510	(81)
Net increase (decrease) in net assets from operations	558	1,112	5,537	18
Changes from contract transactions:				
Total unit transactions	80,319	(4,067)	18,964	1,161
Net increase (decrease) in assets derived from principal transactions	80,319	(4,067)	18,964	1,161
Total increase (decrease) in net assets	80,877	(2,955)	24,501	1,179
Net assets at December 31, 2007	81,146	33,604	37,523	2,004
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,506	1,362	775	31
Total realized gain (loss) on investments and capital gains distributions	4,166	1,275	3,714	(453)
Net unrealized appreciation (depreciation) of investments	(24,202)	(9,967)	(20,213)	(434)
Net increase (decrease) in net assets from operations	(16,530)	(7,330)	(15,724)	(856)
Changes from contract transactions:				
Total unit transactions	(12,962)	(3,924)	2,976	194
Net increase (decrease) in assets derived from principal transactions	(12,962)	(3,924)	2,976	194
Total increase (decrease) in net assets	(29,492)	(11,254)	(12,748)	(662)
Net assets at December 31, 2008	$ 51,654	$ 22,350	$ 24,775	$ 1,342

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Net assets at January 1, 2007	$ 247	$ 5,070	$ -	$ 2,509
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	27	331	1,448	(31)
Total realized gain (loss) on investments and capital gains distributions	(8)	11	74	217
Net unrealized appreciation (depreciation) of investments	(14)	(257)	(5,352)	14
Net increase (decrease) in net assets from operations	5	85	(3,830)	200
Changes from contract transactions:				
Total unit transactions	548	567	160,312	13,780
Net increase (decrease) in assets derived from principal transactions	548	567	160,312	13,780
Total increase (decrease) in net assets	553	652	156,482	13,980
Net assets at December 31, 2007	800	5,722	156,482	16,489
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	56	404	2,906	421
Total realized gain (loss) on investments and capital gains distributions	(79)	(586)	(2,534)	261
Net unrealized appreciation (depreciation) of investments	(157)	(1,227)	(48,595)	(6,636)
Net increase (decrease) in net assets from operations	(180)	(1,409)	(48,223)	(5,954)
Changes from contract transactions:				
Total unit transactions	(11)	149	3,109	1,096
Net increase (decrease) in assets derived from principal transactions	(11)	149	3,109	1,096
Total increase (decrease) in net assets	(191)	(1,260)	(45,114)	(4,858)
Net assets at December 31, 2008	$ 609	$ 4,462	$ 111,368	$ 11,631

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Adviser Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ 25	$ -	$ 783	$ 6
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	(383)	-
Total realized gain (loss) on investments and capital gains distributions	2	-	16	-
Net unrealized appreciation (depreciation) of investments	(1)	-	(2,175)	-
Net increase (decrease) in net assets from operations	-	-	(2,542)	-
Changes from contract transactions:				
Total unit transactions	86	-	98,750	10
Net increase (decrease) in assets derived from principal transactions	86	-	98,750	10
Total increase (decrease) in net assets	86	-	96,208	10
Net assets at December 31, 2007	111	-	96,991	16
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	-	996	3
Total realized gain (loss) on investments and capital gains distributions	2	(1)	2,997	9
Net unrealized appreciation (depreciation) of investments	(53)	(1)	(36,707)	(74)
Net increase (decrease) in net assets from operations	(48)	(2)	(32,714)	(62)
Changes from contract transactions:				
Total unit transactions	46	4	1,187	250
Net increase (decrease) in assets derived from principal transactions	46	4	1,187	250
Total increase (decrease) in net assets	(2)	2	(31,527)	188
Net assets at December 31, 2008	$ 109	$ 2	$ 65,464	$ 204

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2007	$ 3,625	$ 86,924	$ 215	$ 87,796
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	47	951	5	370
Total realized gain (loss) on investments and capital gains distributions	192	12,895	36	5,033
Net unrealized appreciation (depreciation) of investments	(63)	(11,663)	(61)	(3,764)
Net increase (decrease) in net assets from operations	176	2,183	(20)	1,639
Changes from contract transactions:				
Total unit transactions	(213)	79,883	956	12,269
Net increase (decrease) in assets derived from principal transactions	(213)	79,883	956	12,269
Total increase (decrease) in net assets	(37)	82,066	936	13,908
Net assets at December 31, 2007	3,588	168,990	1,151	101,704
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	112	6,214	32	3,165
Total realized gain (loss) on investments and capital gains distributions	24	15,596	8	7,576
Net unrealized appreciation (depreciation) of investments	(1,486)	(79,630)	(532)	(49,945)
Net increase (decrease) in net assets from operations	(1,350)	(57,820)	(492)	(39,204)
Changes from contract transactions:				
Total unit transactions	134	47,698	259	12,008
Net increase (decrease) in assets derived from principal transactions	134	47,698	259	12,008
Total increase (decrease) in net assets	(1,216)	(10,122)	(233)	(27,196)
Net assets at December 31, 2008	$ 2,372	$ 158,868	$ 918	$ 74,508

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Capital Growth Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 1,421	$ -	$ 14
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(2)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	144	-	3
Net unrealized appreciation (depreciation) of investments	(6)	(144)	-	9
Net increase (decrease) in net assets from operations	(11)	(2)	-	12
Changes from contract transactions:				
Total unit transactions	1,197	1,414	-	61
Net increase (decrease) in assets derived from principal transactions	1,197	1,414	-	61
Total increase (decrease) in net assets	1,186	1,412	-	73
Net assets at December 31, 2007	1,186	2,833	-	87
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(1)	(2)	(1)
Total realized gain (loss) on investments and capital gains distributions	19	(4)	(90)	(11)
Net unrealized appreciation (depreciation) of investments	(514)	(1,297)	(94)	(132)
Net increase (decrease) in net assets from operations	(492)	(1,302)	(186)	(144)
Changes from contract transactions:				
Total unit transactions	80	579	548	202
Net increase (decrease) in assets derived from principal transactions	80	579	548	202
Total increase (decrease) in net assets	(412)	(723)	362	58
Net assets at December 31, 2008	$ 774	$ 2,110	$ 362	$ 145

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING Van Kampen Large Cap Growth Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Institutional Class
Net assets at January 1, 2007	$ 15,704	$ 162	$ -	$ 754
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	103	(2)	-	3
Total realized gain (loss) on investments and capital gains distributions	1,414	7	-	88
Net unrealized appreciation (depreciation) of investments	(1,343)	(3)	-	(296)
Net increase (decrease) in net assets from operations	174	2	-	(205)
Changes from contract transactions:				
Total unit transactions	1,410	(22)	-	393
Net increase (decrease) in assets derived from principal transactions	1,410	(22)	-	393
Total increase (decrease) in net assets	1,584	(20)	-	188
Net assets at December 31, 2007	17,288	142	-	942
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	475	1	-	7
Total realized gain (loss) on investments and capital gains distributions	716	(3)	-	114
Net unrealized appreciation (depreciation) of investments	(7,115)	(1)	-	(590)
Net increase (decrease) in net assets from operations	(5,924)	(3)	-	(469)
Changes from contract transactions:				
Total unit transactions	1,747	(139)	-	251
Net increase (decrease) in assets derived from principal transactions	1,747	(139)	-	251
Total increase (decrease) in net assets	(4,177)	(142)	-	(218)
Net assets at December 31, 2008	$ 13,111	$ -	$ -	$ 724

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Adviser Class
Net assets at January 1, 2007	$ 16,905	$ -	$ 2,537	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	36	(33)	(84)	-
Total realized gain (loss) on investments and capital gains distributions	2,824	4	533	-
Net unrealized appreciation (depreciation) of investments	(7,927)	(304)	(190)	-
Net increase (decrease) in net assets from operations	(5,067)	(333)	259	-
Changes from contract transactions:				
Total unit transactions	9,000	22,695	4,320	3
Net increase (decrease) in assets derived from principal transactions	9,000	22,695	4,320	3
Total increase (decrease) in net assets	3,933	22,362	4,579	3
Net assets at December 31, 2007	20,838	22,362	7,116	3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	80	957	254	-
Total realized gain (loss) on investments and capital gains distributions	1,340	2,290	272	(1)
Net unrealized appreciation (depreciation) of investments	(11,957)	(12,785)	(3,273)	-
Net increase (decrease) in net assets from operations	(10,537)	(9,538)	(2,747)	(1)
Changes from contract transactions:				
Total unit transactions	6,988	(1,453)	(1,436)	(2)
Net increase (decrease) in assets derived from principal transactions	6,988	(1,453)	(1,436)	(2)
Total increase (decrease) in net assets	(3,549)	(10,991)	(4,183)	(3)
Net assets at December 31, 2008	$ 17,289	$ 11,371	$ 2,933	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING International Growth Opportunities Fund - Class Q	ING International SmallCap Multi-Manager Fund - Class A
Net assets at January 1, 2007	$ 767	$ 1,141	$ 7	$ 837
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	(10)	-	4
Total realized gain (loss) on investments and capital gains distributions	54	58	2	480
Net unrealized appreciation (depreciation) of investments	(136)	(90)	-	(379)
Net increase (decrease) in net assets from operations	(77)	(42)	2	105
Changes from contract transactions:				
Total unit transactions	433	(77)	2	1,279
Net increase (decrease) in assets derived from principal transactions	433	(77)	2	1,279
Total increase (decrease) in net assets	356	(119)	4	1,384
Net assets at December 31, 2007	1,123	1,022	11	2,221
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	20	(1)	-	29
Total realized gain (loss) on investments and capital gains distributions	(211)	(192)	-	(92)
Net unrealized appreciation (depreciation) of investments	87	(231)	(8)	(1,196)
Net increase (decrease) in net assets from operations	(104)	(424)	(8)	(1,259)
Changes from contract transactions:				
Total unit transactions	(1,019)	349	4	299
Net increase (decrease) in assets derived from principal transactions	(1,019)	349	4	299
Total increase (decrease) in net assets	(1,123)	(75)	(4)	(960)
Net assets at December 31, 2008	$ -	$ 947	$ 7	$ 1,261

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Adviser Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ 9	$ 5,290	$ 22	$ 33,826
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	5	-	(193)
Total realized gain (loss) on investments and capital gains distributions	2	628	6	4,881
Net unrealized appreciation (depreciation) of investments	(4)	(763)	(8)	(5,673)
Net increase (decrease) in net assets from operations	(2)	(130)	(2)	(985)
Changes from contract transactions:				
Total unit transactions	79	(730)	17	(4,206)
Net increase (decrease) in assets derived from principal transactions	79	(730)	17	(4,206)
Total increase (decrease) in net assets	77	(860)	15	(5,191)
Net assets at December 31, 2007	86	4,430	37	28,635
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	10	475	1	(43)
Total realized gain (loss) on investments and capital gains distributions	30	729	(7)	2,748
Net unrealized appreciation (depreciation) of investments	(75)	(2,931)	(10)	(10,546)
Net increase (decrease) in net assets from operations	(35)	(1,727)	(16)	(7,841)
Changes from contract transactions:				
Total unit transactions	27	114	18	1,281
Net increase (decrease) in assets derived from principal transactions	27	114	18	1,281
Total increase (decrease) in net assets	(8)	(1,613)	2	(6,560)
Net assets at December 31, 2008	$ 78	$ 2,817	$ 39	$ 22,075

The accompanying notes are an integral part of these financial statements.

135

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net assets at January 1, 2007	$ 306	$ 63	$ 91,451	$ 39
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(18)	(1)	(996)	(3)
Total realized gain (loss) on investments and capital gains distributions	48	8	3,264	9
Net unrealized appreciation (depreciation) of investments	58	(3)	2,329	(31)
Net increase (decrease) in net assets from operations	88	4	4,597	(25)
Changes from contract transactions:				
Total unit transactions	2,823	190	12,652	782
Net increase (decrease) in assets derived from principal transactions	2,823	190	12,652	782
Total increase (decrease) in net assets	2,911	194	17,249	757
Net assets at December 31, 2007	3,217	257	108,700	796
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(23)	(1)	(814)	(9)
Total realized gain (loss) on investments and capital gains distributions	(40)	(27)	4,779	(33)
Net unrealized appreciation (depreciation) of investments	(1,397)	(109)	(50,479)	(377)
Net increase (decrease) in net assets from operations	(1,460)	(137)	(46,514)	(419)
Changes from contract transactions:				
Total unit transactions	369	96	4,050	576
Net increase (decrease) in assets derived from principal transactions	369	96	4,050	576
Total increase (decrease) in net assets	(1,091)	(41)	(42,464)	157
Net assets at December 31, 2008	$ 2,126	$ 216	$ 66,236	$ 953

The accompanying notes are an integral part of these financial statements.

136

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Adviser Class
Net assets at January 1, 2007	$ 9,468	$ 110	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(85)	(5)	-	-
Total realized gain (loss) on investments and capital gains distributions	394	19	-	-
Net unrealized appreciation (depreciation) of investments	(49)	81	-	-
Net increase (decrease) in net assets from operations	260	95	-	-
Changes from contract transactions:				
Total unit transactions	1,585	3,839	-	-
Net increase (decrease) in assets derived from principal transactions	1,585	3,839	-	-
Total increase (decrease) in net assets	1,845	3,934	-	-
Net assets at December 31, 2007	11,313	4,044	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(26)	(14)	-	-
Total realized gain (loss) on investments and capital gains distributions	18	411	-	-
Net unrealized appreciation (depreciation) of investments	(5,140)	(4,082)	1	2
Net increase (decrease) in net assets from operations	(5,148)	(3,685)	1	2
Changes from contract transactions:				
Total unit transactions	2,424	6,348	36	79
Net increase (decrease) in assets derived from principal transactions	2,424	6,348	36	79
Total increase (decrease) in net assets	(2,724)	2,663	37	81
Net assets at December 31, 2008	$ 8,589	$ 6,707	$ 37	$ 81

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution Income Portfolio - Adviser Class	ING JPMorgan International Portfolio - Adviser Class
Net assets at January 1, 2007	$ -	$ -	$ -	$ 20
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	3
Total realized gain (loss) on investments and capital gains distributions	-	-	-	3
Net unrealized appreciation (depreciation) of investments	-	-	-	(4)
Net increase (decrease) in net assets from operations	-	-	-	2
Changes from contract transactions:				
Total unit transactions	-	-	-	169
Net increase (decrease) in assets derived from principal transactions	-	-	-	- 169
Total increase (decrease) in net assets	-	-	-	171
Net assets at December 31, 2007	-	-	-	191
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	6
Total realized gain (loss) on investments and capital gains distributions	-	-	-	- (12)
Net unrealized appreciation (depreciation) of investments	1	-	-	3
Net increase (decrease) in net assets from operations	1	-	-	(3)
Changes from contract transactions:				
Total unit transactions	50	6	1	(188)
Net increase (decrease) in assets derived from principal transactions	50	6	1	(188)
Total increase (decrease) in net assets	51	6	1	(191)
Net assets at December 31, 2008	$ 51	$ 6	$ 1	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan International Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ 150,203	$ 16	$ 91	$ 32,578
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,581	-	-	(183)
Total realized gain (loss) on investments and capital gains distributions	14,809	-	23	2,736
Net unrealized appreciation (depreciation) of investments	(3,771)	1	(35)	(2,133)
Net increase (decrease) in net assets from operations	12,619	1	(12)	420
Changes from contract transactions:				
Total unit transactions	(20,511)	14	307	1,986
Net increase (decrease) in assets derived from principal transactions	(20,511)	14	307	1,986
Total increase (decrease) in net assets	(7,892)	15	295	2,406
Net assets at December 31, 2007	142,311	31	386	34,984
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,607	1	4	305
Total realized gain (loss) on investments and capital gains distributions	38,722	2	(37)	2,533
Net unrealized appreciation (depreciation) of investments	(47,137)	(3)	(85)	(13,907)
Net increase (decrease) in net assets from operations	(4,808)	-	(118)	(11,069)
Changes from contract transactions:				
Total unit transactions	(137,503)	(31)	(23)	(2,795)
Net increase (decrease) in assets derived from principal transactions	(137,503)	(31)	(23)	(2,795)
Total increase (decrease) in net assets	(142,311)	(31)	(141)	(13,864)
Net assets at December 31, 2008	$ -	$ -	$ 245	$ 21,120

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class
Net assets at January 1, 2007	$ 17	$ 203,807	$ 82	$ 33
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1,922)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	4	(9,429)	4	6
Net unrealized appreciation (depreciation) of investments	(7)	7,512	(6)	(5)
Net increase (decrease) in net assets from operations	(3)	(3,839)	(3)	1
Changes from contract transactions:				
Total unit transactions	82	(38,945)	8	108
Net increase (decrease) in assets derived from principal transactions	82	(38,945)	8	108
Total increase (decrease) in net assets	79	(42,784)	5	109
Net assets at December 31, 2007	96	161,023	87	142
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1,316)	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(10)	(20,709)	1	(13)
Net unrealized appreciation (depreciation) of investments	(27)	(37,274)	(67)	4
Net increase (decrease) in net assets from operations	(37)	(59,299)	(67)	(9)
Changes from contract transactions:				
Total unit transactions	1	(17,346)	100	(133)
Net increase (decrease) in assets derived from principal transactions	1	(17,346)	100	(133)
Total increase (decrease) in net assets	(36)	(76,645)	33	(142)
Net assets at December 31, 2008	$ 60	$ 84,378	$ 120	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class
Net assets at January 1, 2007	$ 3,850	$ 232	$ 1	$ 13,497
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(38)	(8)	-	27
Total realized gain (loss) on investments and capital gains distributions	153	40	-	1,739
Net unrealized appreciation (depreciation) of investments	26	(52)	(2)	(2,299)
Net increase (decrease) in net assets from operations	141	(20)	(2)	(533)
Changes from contract transactions:				
Total unit transactions	(455)	2,054	63	(2,003)
Net increase (decrease) in assets derived from principal transactions	(455)	2,054	63	(2,003)
Total increase (decrease) in net assets	(314)	2,034	61	(2,536)
Net assets at December 31, 2007	3,536	2,266	62	10,961
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(10)	(24)	-	395
Total realized gain (loss) on investments and capital gains distributions	5	(325)	(4)	(4,289)
Net unrealized appreciation (depreciation) of investments	(250)	(1,673)	2	351
Net increase (decrease) in net assets from operations	(255)	(2,022)	(2)	(3,543)
Changes from contract transactions:				
Total unit transactions	(3,281)	1,722	(60)	(7,418)
Net increase (decrease) in assets derived from principal transactions	(3,281)	1,722	(60)	(7,418)
Total increase (decrease) in net assets	(3,536)	(300)	(62)	(10,961)
Net assets at December 31, 2008	$ -	$ 1,966	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class
Net assets at January 1, 2007	$ 96	$ 921,330	$ 180	$ 127
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	298	1	9
Total realized gain (loss) on investments and capital gains distributions	15	81,523	24	3
Net unrealized appreciation (depreciation) of investments	(12)	(31,597)	(17)	2
Net increase (decrease) in net assets from operations	3	50,224	8	14
Changes from contract transactions:				
Total unit transactions	266	(130,832)	251	134
Net increase (decrease) in assets derived from principal transactions	266	(130,832)	251	134
Total increase (decrease) in net assets	269	(80,608)	259	148
Net assets at December 31, 2007	365	840,722	439	275
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	8,163	4	17
Total realized gain (loss) on investments and capital gains distributions	(31)	62,486	15	(13)
Net unrealized appreciation (depreciation) of investments	(148)	(385,205)	(191)	(65)
Net increase (decrease) in net assets from operations	(173)	(314,556)	(172)	(61)
Changes from contract transactions:				
Total unit transactions	46	(102,226)	-	44
Net increase (decrease) in assets derived from principal transactions	46	(102,226)	-	44
Total increase (decrease) in net assets	(127)	(416,782)	(172)	(17)
Net assets at December 31, 2008	$ 238	$ 423,940	$ 267	$ 258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2007	$ 112,893	$ -	$ 269	$ 62,923
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,210	(2)	15	1,665
Total realized gain (loss) on investments and capital gains distributions	1,642	-	5	433
Net unrealized appreciation (depreciation) of investments	2,740	(3)	22	3,685
Net increase (decrease) in net assets from operations	8,592	(5)	42	5,783
Changes from contract transactions:				
Total unit transactions	4,203	3,831	243	14,304
Net increase (decrease) in assets derived from principal transactions	4,203	3,831	243	14,304
Total increase (decrease) in net assets	12,795	3,826	285	20,087
Net assets at December 31, 2007	125,688	3,826	554	83,010
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5,472	7	36	4,074
Total realized gain (loss) on investments and capital gains distributions	503	7	12	1,587
Net unrealized appreciation (depreciation) of investments	(28,238)	(26)	(70)	(7,862)
Net increase (decrease) in net assets from operations	(22,263)	(12)	(22)	(2,201)
Changes from contract transactions:				
Total unit transactions	5,942	(3,598)	338	24,040
Net increase (decrease) in assets derived from principal transactions	5,942	(3,598)	338	24,040
Total increase (decrease) in net assets	(16,321)	(3,610)	316	21,839
Net assets at December 31, 2008	$ 109,367	$ 216	$ 870	$ 104,849

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2007	$ 1,000	$ 6	$ 2,850	$ 15,208
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	162	2	(1)	(81)
Total realized gain (loss) on investments and capital gains distributions	40	-	68	673
Net unrealized appreciation (depreciation) of investments	(127)	(3)	137	52
Net increase (decrease) in net assets from operations	75	(1)	204	644
Changes from contract transactions:				
Total unit transactions	4,109	90	6,696	14,447
Net increase (decrease) in assets derived from principal transactions	4,109	90	6,696	14,447
Total increase (decrease) in net assets	4,184	89	6,900	15,091
Net assets at December 31, 2007	5,184	95	9,750	30,299
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	347	6	120	252
Total realized gain (loss) on investments and capital gains distributions	(197)	1	216	656
Net unrealized appreciation (depreciation) of investments	(1,867)	(41)	(3,943)	(10,651)
Net increase (decrease) in net assets from operations	(1,717)	(34)	(3,607)	(9,743)
Changes from contract transactions:				
Total unit transactions	500	20	4,478	7,869
Net increase (decrease) in assets derived from principal transactions	500	20	4,478	7,869
Total increase (decrease) in net assets	(1,217)	(14)	871	(1,874)
Net assets at December 31, 2008	$ 3,967	$ 81	$ 10,621	$ 28,425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class
Net assets at January 1, 2007	$ 4,390	$ 18,183	$ 3,854	$ 12,006
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	(127)	(13)	(85)
Total realized gain (loss) on investments and capital gains distributions	109	615	96	381
Net unrealized appreciation (depreciation) of investments	135	226	62	289
Net increase (decrease) in net assets from operations	232	714	145	585
Changes from contract transactions:				
Total unit transactions	7,481	20,666	5,831	14,953
Net increase (decrease) in assets derived from principal transactions	7,481	20,666	5,831	14,953
Total increase (decrease) in net assets	7,713	21,380	5,976	15,538
Net assets at December 31, 2007	12,103	39,563	9,830	27,544
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	98	208	79	150
Total realized gain (loss) on investments and capital gains distributions	293	960	302	878
Net unrealized appreciation (depreciation) of investments	(6,064)	(18,098)	(5,470)	(14,504)
Net increase (decrease) in net assets from operations	(5,673)	(16,930)	(5,089)	(13,476)
Changes from contract transactions:				
Total unit transactions	5,598	15,303	5,026	13,643
Net increase (decrease) in assets derived from principal transactions	5,598	15,303	5,026	13,643
Total increase (decrease) in net assets	(75)	(1,627)	(63)	167
Net assets at December 31, 2008	$ 12,028	$ 37,936	$ 9,767	$ 27,711

The accompanying notes are an integral part of these financial statements.

145

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class	ING Solution Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 2,250	$ 7,586	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	(88)	-	-
Total realized gain (loss) on investments and capital gains distributions	79	220	-	-
Net unrealized appreciation (depreciation) of investments	27	283	-	-
Net increase (decrease) in net assets from operations	94	415	-	-
Changes from contract transactions:				
Total unit transactions	5,514	9,461	-	-
Net increase (decrease) in assets derived from principal transactions	5,514	9,461	-	-
Total increase (decrease) in net assets	5,608	9,876	-	-
Net assets at December 31, 2007	7,858	17,462	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	44	42	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	170	613	(26)	(52)
Net unrealized appreciation (depreciation) of investments	(4,003)	(9,919)	(7)	(7)
Net increase (decrease) in net assets from operations	(3,789)	(9,264)	(34)	(60)
Changes from contract transactions:				
Total unit transactions	2,396	9,490	659	234
Net increase (decrease) in assets derived from principal transactions	2,396	9,490	659	234
Total increase (decrease) in net assets	(1,393)	226	625	174
Net assets at December 31, 2008	$ 6,465	$ 17,688	$ 625	$ 174

The accompanying notes are an integral part of these financial statements.

146

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2007	$ 1,657	$ 2,746	$ 39	$ 397,287
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	(13)	-	(3,472)
Total realized gain (loss) on investments and capital gains distributions	41	125	13	49,859
Net unrealized appreciation (depreciation) of investments	211	63	(7)	275
Net increase (decrease) in net assets from operations	260	175	6	46,662
Changes from contract transactions:				
Total unit transactions	5,510	4,464	320	(54,649)
Net increase (decrease) in assets derived from principal transactions	5,510	4,464	320	(54,649)
Total increase (decrease) in net assets	5,770	4,639	326	(7,987)
Net assets at December 31, 2007	7,427	7,385	365	389,300
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	114	83	(1)	(1,791)
Total realized gain (loss) on investments and capital gains distributions	121	(59)	(5)	48,267
Net unrealized appreciation (depreciation) of investments	(1,905)	(1,545)	(174)	(208,361)
Net increase (decrease) in net assets from operations	(1,670)	(1,521)	(180)	(161,885)
Changes from contract transactions:				
Total unit transactions	2,352	1,085	27	(27,342)
Net increase (decrease) in assets derived from principal transactions	2,352	1,085	27	(27,342)
Total increase (decrease) in net assets	682	(436)	(153)	(189,227)
Net assets at December 31, 2008	$ 8,109	$ 6,949	$ 212	$ 200,073

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 425	$ 143	$ 281,531	$ 867
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	(2)	(1,573)	(6)
Total realized gain (loss) on investments and capital gains distributions	56	53	12,711	75
Net unrealized appreciation (depreciation) of investments	(3)	(29)	12,582	18
Net increase (decrease) in net assets from operations	50	22	23,720	87
Changes from contract transactions:				
Total unit transactions	39	990	(30,226)	280
Net increase (decrease) in assets derived from principal transactions	39	990	(30,226)	280
Total increase (decrease) in net assets	89	1,012	(6,506)	367
Net assets at December 31, 2007	514	1,155	275,025	1,234
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	(1)	706	5
Total realized gain (loss) on investments and capital gains distributions	41	(76)	9,203	76
Net unrealized appreciation (depreciation) of investments	(254)	(464)	(120,189)	(750)
Net increase (decrease) in net assets from operations	(216)	(541)	(110,280)	(669)
Changes from contract transactions:				
Total unit transactions	(26)	129	(22,970)	453
Net increase (decrease) in assets derived from principal transactions	(26)	129	(22,970)	453
Total increase (decrease) in net assets	(242)	(412)	(133,250)	(216)
Net assets at December 31, 2008	$ 272	$ 743	$ 141,775	$ 1,018

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class
Net assets at January 1, 2007	$ -	-	$ 302	$ 54
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	11	(1)
Total realized gain (loss) on investments and capital gains distributions	-	-	131	7
Net unrealized appreciation (depreciation) of investments	-	-	122	(22)
Net increase (decrease) in net assets from operations	-	-	264	(16)
Changes from contract transactions:				
Total unit transactions	-	-	4,867	483
Net increase (decrease) in assets derived from principal transactions	-	-	4,867	483
Total increase (decrease) in net assets	-	-	5,131	467
Net assets at December 31, 2007	-	-	5,433	521
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	1,774	(15)	(1)
Total realized gain (loss) on investments and capital gains distributions	(17)	(3,433)	(81)	(33)
Net unrealized appreciation (depreciation) of investments	(76)	(48,104)	(155)	(179)
Net increase (decrease) in net assets from operations	(89)	(49,763)	(251)	(213)
Changes from contract transactions:				
Total unit transactions	232	125,371	(5,142)	(13)
Net increase (decrease) in assets derived from principal transactions	232	125,371	(5,142)	(13)
Total increase (decrease) in net assets	143	75,608	(5,393)	(226)
Net assets at December 31, 2008	$ 143	$ 75,608	$ 40	$ 295

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 117,356	$ -	$ 135,280	$ 3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(695)	-	(518)	-
Total realized gain (loss) on investments and capital gains distributions	(6,680)	-	(3,980)	-
Net unrealized appreciation (depreciation) of investments	14,266	-	4,862	-
Net increase (decrease) in net assets from operations	6,891	-	364	-
Changes from contract transactions:				
Total unit transactions	(10,814)	13	(9,172)	3
Net increase (decrease) in assets derived from principal transactions	(10,814)	13	(9,172)	3
Total increase (decrease) in net assets	(3,923)	13	(8,808)	3
Net assets at December 31, 2007	113,433	13	126,472	6
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(429)	1	1,274	-
Total realized gain (loss) on investments and capital gains distributions	(3,171)	-	(10,767)	-
Net unrealized appreciation (depreciation) of investments	(40,240)	(24)	(36,911)	(4)
Net increase (decrease) in net assets from operations	(43,840)	(23)	(46,404)	(4)
Changes from contract transactions:				
Total unit transactions	(8,107)	53	(15,791)	4
Net increase (decrease) in assets derived from principal transactions	(8,107)	53	(15,791)	4
Total increase (decrease) in net assets	(51,947)	30	(62,195)	-
Net assets at December 31, 2008	$ 61,486	$ 43	$ 64,277	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class
Net assets at January 1, 2007	$ 24	$ 151	$ 100,241	$ 21
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	3	130	3
Total realized gain (loss) on investments and capital gains distributions	16	18	6,497	5
Net unrealized appreciation (depreciation) of investments	(37)	(42)	(9,132)	(4)
Net increase (decrease) in net assets from operations	(24)	(21)	(2,505)	4
Changes from contract transactions:				
Total unit transactions	592	252	(13,824)	178
Net increase (decrease) in assets derived from principal transactions	592	252	(13,824)	178
Total increase (decrease) in net assets	568	231	(16,329)	182
Net assets at December 31, 2007	592	382	83,912	203
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	8	1,712	17
Total realized gain (loss) on investments and capital gains distributions	(90)	(66)	1,802	(15)
Net unrealized appreciation (depreciation) of investments	37	(77)	(31,217)	(113)
Net increase (decrease) in net assets from operations	(55)	(135)	(27,703)	(111)
Changes from contract transactions:				
Total unit transactions	(537)	(41)	(13,235)	216
Net increase (decrease) in assets derived from principal transactions	(537)	(41)	(13,235)	216
Total increase (decrease) in net assets	(592)	(176)	(40,938)	105
Net assets at December 31, 2008	$ -	$ 206	$ 42,974	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2007	$ 378,557	$ 90	$ 39,520	$ 88,592
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,947	3	816	549
Total realized gain (loss) on investments and capital gains distributions	21,684	6	1,684	7,336
Net unrealized appreciation (depreciation) of investments	(16,807)	(8)	(754)	(4,560)
Net increase (decrease) in net assets from operations	9,824	1	1,746	3,325
Changes from contract transactions:				
Total unit transactions	(63,112)	97	(3,605)	(7,328)
Net increase (decrease) in assets derived from principal transactions	(63,112)	97	(3,605)	(7,328)
Total increase (decrease) in net assets	(53,288)	98	(1,859)	(4,003)
Net assets at December 31, 2007	325,269	188	37,661	84,589
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11,260	7	1,060	999
Total realized gain (loss) on investments and capital gains distributions	14,899	6	1,590	7,057
Net unrealized appreciation (depreciation) of investments	(98,950)	(62)	(11,399)	(37,541)
Net increase (decrease) in net assets from operations	(72,791)	(49)	(8,749)	(29,485)
Changes from contract transactions:				
Total unit transactions	(35,482)	18	(3,072)	(6,229)
Net increase (decrease) in assets derived from principal transactions	(35,482)	18	(3,072)	(6,229)
Total increase (decrease) in net assets	(108,273)	(31)	(11,821)	(35,714)
Net assets at December 31, 2008	$ 216,996	$ 157	$ 25,840	$ 48,875

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class A	ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class S
Net assets at January 1, 2007	$ 82,807	$ -	$ 1,940,188	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	904	2	3,797	1
Total realized gain (loss) on investments and capital gains distributions	5,765	-	(106,075)	-
Net unrealized appreciation (depreciation) of investments	(3,399)	(1)	217,416	-
Net increase (decrease) in net assets from operations	3,270	1	115,138	1
Changes from contract transactions:				
Total unit transactions	(12,927)	157	(296,758)	100
Net increase (decrease) in assets derived from principal transactions	(12,927)	157	(296,758)	100
Total increase (decrease) in net assets	(9,657)	158	(181,620)	101
Net assets at December 31, 2007	73,150	158	1,758,568	101
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,294	4	4,079	4
Total realized gain (loss) on investments and capital gains distributions	7,253	(56)	(101,523)	(17)
Net unrealized appreciation (depreciation) of investments	(30,451)	(138)	(526,910)	(156)
Net increase (decrease) in net assets from operations	(21,904)	(190)	(624,354)	(169)
Changes from contract transactions:				
Total unit transactions	(4,721)	403	(207,576)	373
Net increase (decrease) in assets derived from principal transactions	(4,721)	403	(207,576)	373
Total increase (decrease) in net assets	(26,625)	213	(831,930)	204
Net assets at December 31, 2008	$ 46,525	$ 371	$ 926,638	$ 305

The accompanying notes are an integral part of these financial statements.

153

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 5
Net assets at January 1, 2007	$ 995	$ 7,605	$ 27,885	$ 685
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	13	113	292	-
Total realized gain (loss) on investments and capital gains distributions	22	123	305	34
Net unrealized appreciation (depreciation) of investments	(8)	(14)	326	(30)
Net increase (decrease) in net assets from operations	27	222	923	4
Changes from contract transactions:				
Total unit transactions	(105)	(2,129)	(5,604)	(29)
Net increase (decrease) in assets derived from principal transactions	(105)	(2,129)	(5,604)	(29)
Total increase (decrease) in net assets	(78)	(1,907)	(4,681)	(25)
Net assets at December 31, 2007	917	5,698	23,204	660
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	24	158	161	(1)
Total realized gain (loss) on investments and capital gains distributions	(33)	(261)	1,008	87
Net unrealized appreciation (depreciation) of investments	(31)	(197)	(2,178)	(141)
Net increase (decrease) in net assets from operations	(40)	(300)	(1,009)	(55)
Changes from contract transactions:				
Total unit transactions	(877)	(5,398)	(4,537)	(124)
Net increase (decrease) in assets derived from principal transactions	(877)	(5,398)	(4,537)	(124)
Total increase (decrease) in net assets	(917)	(5,698)	(5,546)	(179)
Net assets at December 31, 2008	$ -	$ -	$ 17,658	$ 481

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net assets at January 1, 2007	$ 3,931	$ 3,556	$ 1,507	$ 168
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	19	29	4	1
Total realized gain (loss) on investments and capital gains distributions	265	196	97	5
Net unrealized appreciation (depreciation) of investments	(239)	(169)	(84)	(3)
Net increase (decrease) in net assets from operations	45	56	17	3
Changes from contract transactions:				
Total unit transactions	(1,058)	(1,096)	(555)	(7)
Net increase (decrease) in assets derived from principal transactions	(1,058)	(1,096)	(555)	(7)
Total increase (decrease) in net assets	(1,013)	(1,040)	(538)	(4)
Net assets at December 31, 2007	2,918	2,516	969	164
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	12	2	-
Total realized gain (loss) on investments and capital gains distributions	367	402	147	28
Net unrealized appreciation (depreciation) of investments	(584)	(569)	(225)	(40)
Net increase (decrease) in net assets from operations	(212)	(155)	(76)	(12)
Changes from contract transactions:				
Total unit transactions	(471)	(325)	(119)	(10)
Net increase (decrease) in assets derived from principal transactions	(471)	(325)	(119)	(10)
Total increase (decrease) in net assets	(683)	(480)	(195)	(22)
Net assets at December 31, 2008	$ 2,235	$ 2,036	$ 774	$ 142

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I
Net assets at January 1, 2007	$ 76	$ 47	$ 37,594	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1	(385)	-
Total realized gain (loss) on investments and capital gains distributions	2	1	1,796	-
Net unrealized appreciation (depreciation) of investments	-	(2)	4,645	-
Net increase (decrease) in net assets from operations	2	-	6,056	-
Changes from contract transactions:				
Total unit transactions	(2)	-	(816)	-
Net increase (decrease) in assets derived from principal transactions	(2)	-	(816)	-
Total increase (decrease) in net assets	-	-	5,240	-
Net assets at December 31, 2007	76	47	42,834	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	(319)	3
Total realized gain (loss) on investments and capital gains distributions	13	6	2,373	(58)
Net unrealized appreciation (depreciation) of investments	(18)	(7)	(18,274)	1
Net increase (decrease) in net assets from operations	(4)	(1)	(16,220)	(54)
Changes from contract transactions:				
Total unit transactions	(2)	(14)	(3,218)	274
Net increase (decrease) in assets derived from principal transactions	(2)	(14)	(3,218)	274
Total increase (decrease) in net assets	(6)	(15)	(19,438)	220
Net assets at December 31, 2008	$ 70	$ 32	$ 23,396	$ 220

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I
Net assets at January 1, 2007	$ -	$ 67,837	$ 96,810	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(541)	590	-
Total realized gain (loss) on investments and capital gains distributions	-	(3,169)	3,989	-
Net unrealized appreciation (depreciation) of investments	-	13,275	(2,489)	-
Net increase (decrease) in net assets from operations	-	9,565	2,090	-
Changes from contract transactions:				
Total unit transactions	-	(15,081)	(16,721)	-
Net increase (decrease) in assets derived from principal transactions	-	(15,081)	(16,721)	-
Total increase (decrease) in net assets	-	(5,516)	(14,631)	-
Net assets at December 31, 2007	-	62,321	82,179	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	(105)	707	25
Total realized gain (loss) on investments and capital gains distributions	4	(1,150)	9,867	(44)
Net unrealized appreciation (depreciation) of investments	31	(25,054)	(37,665)	(60)
Net increase (decrease) in net assets from operations	51	(26,309)	(27,091)	(79)
Changes from contract transactions:				
Total unit transactions	1,508	(5,598)	(10,762)	2,754
Net increase (decrease) in assets derived from principal transactions	1,508	(5,598)	(10,762)	2,754
Total increase (decrease) in net assets	1,559	(31,907)	(37,853)	2,675
Net assets at December 31, 2008	$ 1,559	$ 30,414	$ 44,326	$ 2,675

The accompanying notes are an integral part of these financial statements.

157

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class S
Net assets at January 1, 2007	$ -	$ -	$ 539,452	$ 7
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	1,026	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(7,474)	(3)
Net unrealized appreciation (depreciation) of investments	-	-	27,106	2
Net increase (decrease) in net assets from operations	-	-	20,658	(1)
Changes from contract transactions:				
Total unit transactions	-	-	(91,018)	328
Net increase (decrease) in assets derived from principal transactions	-	-	(91,018)	328
Total increase (decrease) in net assets	-	-	(70,360)	327
Net assets at December 31, 2007	-	-	469,092	334
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	16	4	3,904	4
Total realized gain (loss) on investments and capital gains distributions	(88)	(37)	17,274	(30)
Net unrealized appreciation (depreciation) of investments	2	(158)	(184,448)	(137)
Net increase (decrease) in net assets from operations	(70)	(191)	(163,270)	(163)
Changes from contract transactions:				
Total unit transactions	1,399	826	(58,354)	154
Net increase (decrease) in assets derived from principal transactions	1,399	826	(58,354)	154
Total increase (decrease) in net assets	1,329	635	(221,624)	(9)
Net assets at December 31, 2008	$ 1,329	$ 635	$ 247,468	$ 325

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class S	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class S
Net assets at January 1, 2007	$ 421,728	$ 43	$ 189,877	$ 52
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(928)	-	(944)	-
Total realized gain (loss) on investments and capital gains distributions	50,730	9	31,898	5
Net unrealized appreciation (depreciation) of investments	(29,602)	(15)	(42,343)	(13)
Net increase (decrease) in net assets from operations	20,200	(6)	(11,389)	(8)
Changes from contract transactions:				
Total unit transactions	(60,397)	306	(27,178)	46
Net increase (decrease) in assets derived from principal transactions	(60,397)	306	(27,178)	46
Total increase (decrease) in net assets	(40,197)	300	(38,567)	38
Net assets at December 31, 2007	381,531	343	151,310	90
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,349	3	6	-
Total realized gain (loss) on investments and capital gains distributions	46,938	(27)	7,167	(10)
Net unrealized appreciation (depreciation) of investments	(183,479)	(123)	(54,249)	(7)
Net increase (decrease) in net assets from operations	(135,192)	(147)	(47,076)	(17)
Changes from contract transactions:				
Total unit transactions	(33,827)	64	(18,463)	(15)
Net increase (decrease) in assets derived from principal transactions	(33,827)	64	(18,463)	(15)
Total increase (decrease) in net assets	(169,019)	(83)	(65,539)	(32)
Net assets at December 31, 2008	$ 212,512	$ 260	$ 85,771	$ 58

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class S	ING VP Financial Services Portfolio - Class I	ING VP International Value Portfolio - Class I
Net assets at January 1, 2007	$ 169,087	$ 11	$ 3,621	$ 123,753
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,271)	-	19	1,111
Total realized gain (loss) on investments and capital gains distributions	41,173	2	204	28,055
Net unrealized appreciation (depreciation) of investments	(31,382)	(3)	(574)	(13,036)
Net increase (decrease) in net assets from operations	8,520	(1)	(351)	16,130
Changes from contract transactions:				
Total unit transactions	(42,469)	77	(707)	18,248
Net increase (decrease) in assets derived from principal transactions	(42,469)	77	(707)	18,248
Total increase (decrease) in net assets	(33,949)	76	(1,058)	34,378
Net assets at December 31, 2007	135,138	87	2,563	158,131
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	74	1	29	2,360
Total realized gain (loss) on investments and capital gains distributions	14,367	(7)	(955)	14,669
Net unrealized appreciation (depreciation) of investments	(55,736)	(40)	393	(85,517)
Net increase (decrease) in net assets from operations	(41,295)	(46)	(533)	(68,488)
Changes from contract transactions:				
Total unit transactions	(7,582)	59	(2,030)	(4,658)
Net increase (decrease) in assets derived from principal transactions	(7,582)	59	(2,030)	(4,658)
Total increase (decrease) in net assets	(48,877)	13	(2,563)	(73,146)
Net assets at December 31, 2008	$ 86,261	$ 100	$ -	$ 84,985

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP International Value Portfolio - Class S	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I
Net assets at January 1, 2007	$ 60	$ 6,141	$ 3	$ 86,706
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(76)	-	1,131
Total realized gain (loss) on investments and capital gains distributions	54	552	-	13,392
Net unrealized appreciation (depreciation) of investments	(32)	1,043	7	(26,636)
Net increase (decrease) in net assets from operations	25	1,519	7	(12,113)
Changes from contract transactions:				
Total unit transactions	395	2,098	60	(25,561)
Net increase (decrease) in assets derived from principal transactions	395	2,098	60	(25,561)
Total increase (decrease) in net assets	420	3,617	67	(37,674)
Net assets at December 31, 2007	480	9,758	70	49,032
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	9	(108)	(1)	532
Total realized gain (loss) on investments and capital gains distributions	(74)	334	(20)	(5,582)
Net unrealized appreciation (depreciation) of investments	(155)	(5,295)	(47)	6,008
Net increase (decrease) in net assets from operations	(220)	(5,069)	(68)	958
Changes from contract transactions:				
Total unit transactions	(12)	3,959	106	(49,990)
Net increase (decrease) in assets derived from principal transactions	(12)	3,959	106	(49,990)
Total increase (decrease) in net assets	(232)	(1,110)	38	(49,032)
Net assets at December 31, 2008	$ 248	$ 8,648	$ 108	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Net assets at January 1, 2007	$ 10,191	$ 10	$ 588,364	$ 400,146
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(95)	-	8,816	11,361
Total realized gain (loss) on investments and capital gains distributions	797	1	15,720	185
Net unrealized appreciation (depreciation) of investments	155	-	253	8,421
Net increase (decrease) in net assets from operations	857	1	24,789	19,967
Changes from contract transactions:				
Total unit transactions	867	6	(84,719)	1,139
Net increase (decrease) in assets derived from principal transactions	867	6	(84,719)	1,139
Total increase (decrease) in net assets	1,724	7	(59,930)	21,106
Net assets at December 31, 2007	11,915	17	528,434	421,252
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(90)	-	11,005	17,688
Total realized gain (loss) on investments and capital gains distributions	1,703	(1)	12,369	6,073
Net unrealized appreciation (depreciation) of investments	(6,117)	(19)	(162,838)	(62,449)
Net increase (decrease) in net assets from operations	(4,504)	(20)	(139,464)	(38,688)
Changes from contract transactions:				
Total unit transactions	956	50	(74,044)	(32,180)
Net increase (decrease) in assets derived from principal transactions	956	50	(74,044)	(32,180)
Total increase (decrease) in net assets	(3,548)	30	(213,508)	(70,868)
Net assets at December 31, 2008	$ 8,367	$ 47	$ 314,926	$ 350,384

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class S	ING VP Money Market Portfolio - Class I	Janus Adviser Balanced Fund - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2007	$ 12	$ 362,772	$ 1	$ 394
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	9	12,496	-	5
Total realized gain (loss) on investments and capital gains distributions	2	2,597	-	30
Net unrealized appreciation (depreciation) of investments	(1)	4,291	-	-
Net increase (decrease) in net assets from operations	10	19,384	-	35
Changes from contract transactions:				
Total unit transactions	227	138,090	-	(62)
Net increase (decrease) in assets derived from principal transactions	227	138,090	-	(62)
Total increase (decrease) in net assets	237	157,474	-	(27)
Net assets at December 31, 2007	249	520,246	1	367
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	12	22,627	-	4
Total realized gain (loss) on investments and capital gains distributions	(4)	1,312	-	33
Net unrealized appreciation (depreciation) of investments	(30)	(14,424)	-	(88)
Net increase (decrease) in net assets from operations	(22)	9,515	-	(51)
Changes from contract transactions:				
Total unit transactions	(15)	11,258	(1)	(80)
Net increase (decrease) in assets derived from principal transactions	(15)	11,258	(1)	(80)
Total increase (decrease) in net assets	(37)	20,773	(1)	(131)
Net assets at December 31, 2008	$ 212	$ 541,019	$ -	$ 236

The accompanying notes are an integral part of these financial statements.

163

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net assets at January 1, 2007	$ 114	$ 148	$ 466	$ 353
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(1)	(5)	(1)
Total realized gain (loss) on investments and capital gains distributions	(3)	13	79	27
Net unrealized appreciation (depreciation) of investments	5	7	19	4
Net increase (decrease) in net assets from operations	6	19	93	30
Changes from contract transactions:				
Total unit transactions	(21)	(17)	(69)	(66)
Net increase (decrease) in assets derived from principal transactions	(21)	(17)	(69)	(66)
Total increase (decrease) in net assets	(15)	2	24	(36)
Net assets at December 31, 2007	99	150	490	317
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	-	(4)	-
Total realized gain (loss) on investments and capital gains distributions	-	13	50	26
Net unrealized appreciation (depreciation) of investments	1	(68)	(243)	(156)
Net increase (decrease) in net assets from operations	4	(55)	(197)	(130)
Changes from contract transactions:				
Total unit transactions	(5)	(20)	(53)	(33)
Net increase (decrease) in assets derived from principal transactions	(5)	(20)	(53)	(33)
Total increase (decrease) in net assets	(1)	(75)	(250)	(163)
Net assets at December 31, 2008	$ 98	$ 75	$ 240	$ 154

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Net assets at January 1, 2007	$ -	$ 183	$ -	$ 1,081
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(2)	-	(7)
Total realized gain (loss) on investments and capital gains distributions	18	17	-	221
Net unrealized appreciation (depreciation) of investments	(61)	8	-	(229)
Net increase (decrease) in net assets from operations	(42)	23	-	(15)
Changes from contract transactions:				
Total unit transactions	368	30	-	191
Net increase (decrease) in assets derived from principal transactions	368	30	-	191
Total increase (decrease) in net assets	326	53	-	176
Net assets at December 31, 2007	326	236	-	1,257
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	(3)	2	7
Total realized gain (loss) on investments and capital gains distributions	(45)	(1)	(7)	(97)
Net unrealized appreciation (depreciation) of investments	(165)	(94)	54	(409)
Net increase (decrease) in net assets from operations	(205)	(98)	49	(499)
Changes from contract transactions:				
Total unit transactions	267	68	856	(19)
Net increase (decrease) in assets derived from principal transactions	267	68	856	(19)
Total increase (decrease) in net assets	62	(30)	905	(518)
Net assets at December 31, 2008	$ 388	$ 206	$ 905	$ 739

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A	Moderate Allocation Portfolio
Net assets at January 1, 2007	$ 1,379	$ 156,234	$ 596	$ 25
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	(1,001)	(3)	-
Total realized gain (loss) on investments and capital gains distributions	258	25,132	7	2
Net unrealized appreciation (depreciation) of investments	(112)	(24,441)	62	-
Net increase (decrease) in net assets from operations	132	(310)	66	2
Changes from contract transactions:				
Total unit transactions	137	(9,690)	75	(1)
Net increase (decrease) in assets derived from principal transactions	137	(9,690)	75	(1)
Total increase (decrease) in net assets	269	(10,000)	141	1
Net assets at December 31, 2007	1,648	146,234	737	26
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(11)	243	(4)	-
Total realized gain (loss) on investments and capital gains distributions	(57)	248	27	(3)
Net unrealized appreciation (depreciation) of investments	(465)	(54,679)	(270)	1
Net increase (decrease) in net assets from operations	(533)	(54,188)	(247)	(2)
Changes from contract transactions:				
Total unit transactions	(41)	(16,896)	(126)	(24)
Net increase (decrease) in assets derived from principal transactions	(41)	(16,896)	(126)	(24)
Total increase (decrease) in net assets	(574)	(71,084)	(373)	(26)
Net assets at December 31, 2008	$ 1,074	$ 75,150	$ 364	$ -

The accompanying notes are an integral part of these financial statements.

166

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Morgan Stanley U.S. Small Cap Value Portfolio - Class I	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4
Net assets at January 1, 2007	$ -	$ 519	$ 1,204	$ 27,925
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(3)	55	397
Total realized gain (loss) on investments and capital gains distributions	-	85	418	3,385
Net unrealized appreciation (depreciation) of investments	-	(43)	96	830
Net increase (decrease) in net assets from operations	-	39	569	4,612
Changes from contract transactions:				
Total unit transactions	-	1,427	2,265	8,924
Net increase (decrease) in assets derived from principal transactions	-	1,427	2,265	8,924
Total increase (decrease) in net assets	-	1,466	2,834	13,536
Net assets at December 31, 2007	-	1,985	4,038	41,461
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	9	(6)	50	648
Total realized gain (loss) on investments and capital gains distributions	(8)	8	104	3,107
Net unrealized appreciation (depreciation) of investments	(215)	(1,057)	(1,754)	(24,241)
Net increase (decrease) in net assets from operations	(214)	(1,055)	(1,600)	(20,486)
Changes from contract transactions:				
Total unit transactions	1,055	1,257	219	18,065
Net increase (decrease) in assets derived from principal transactions	1,055	1,257	219	18,065
Total increase (decrease) in net assets	841	202	(1,381)	(2,421)
Net assets at December 31, 2008	$ 841	$ 2,187	$ 2,657	$ 39,040

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2007	$ 414	$ 163,882	$ 765	$ 123
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(159)	2	(1)
Total realized gain (loss) on investments and capital gains distributions	18	39,241	101	5
Net unrealized appreciation (depreciation) of investments	45	15,075	(60)	-
Net increase (decrease) in net assets from operations	58	54,157	43	4
Changes from contract transactions:				
Total unit transactions	125	12,959	(230)	(12)
Net increase (decrease) in assets derived from principal transactions	125	12,959	(230)	(12)
Total increase (decrease) in net assets	183	67,116	(187)	(8)
Net assets at December 31, 2007	597	230,998	578	115
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	659	3	-
Total realized gain (loss) on investments and capital gains distributions	10	43,934	7	7
Net unrealized appreciation (depreciation) of investments	(301)	(155,001)	(203)	(50)
Net increase (decrease) in net assets from operations	(296)	(110,408)	(193)	(43)
Changes from contract transactions:				
Total unit transactions	62	(6,235)	(138)	(9)
Net increase (decrease) in assets derived from principal transactions	62	(6,235)	(138)	(9)
Total increase (decrease) in net assets	(234)	(116,643)	(331)	(52)
Net assets at December 31, 2008	$ 363	$ 114,355	$ 247	$ 63

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer MidCap Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund
Net assets at January 1, 2007	$ 4,722	$ 1	$ 128	$ 50,097
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(54)	-	4	411
Total realized gain (loss) on investments and capital gains distributions	242	-	4	3,027
Net unrealized appreciation (depreciation) of investments	(481)	(1)	3	830
Net increase (decrease) in net assets from operations	(293)	(1)	11	4,268
Changes from contract transactions:				
Total unit transactions	2,542	31	(14)	5,093
Net increase (decrease) in assets derived from principal transactions	2,542	31	(14)	- 5,093
Total increase (decrease) in net assets	2,249	30	(3)	9,361
Net assets at December 31, 2007	6,971	31	125	59,458
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(34)	-	5	477
Total realized gain (loss) on investments and capital gains distributions	106	(2)	1	- 118
Net unrealized appreciation (depreciation) of investments	(2,871)	(13)	(25)	(21,064)
Net increase (decrease) in net assets from operations	(2,799)	(15)	(19)	(20,469)
Changes from contract transactions:				
Total unit transactions	483	(3)	(1)	5,520
Net increase (decrease) in assets derived from principal transactions	483	(3)	(1)	5,520
Total increase (decrease) in net assets	(2,316)	(18)	(20)	(14,949)
Net assets at December 31, 2008	$ 4,655	$ 13	$ 105	$ 44,509

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I
Net assets at January 1, 2007	$ 25,436	$ 1,880	$ -	$ 119,307
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,034	110	(77)	912
Total realized gain (loss) on investments and capital gains distributions	(532)	165	127	17,990
Net unrealized appreciation (depreciation) of investments	2,140	(148)	1,639	(17,177)
Net increase (decrease) in net assets from operations	2,642	127	1,689	1,725
Changes from contract transactions:				
Total unit transactions	5,949	1,387	27,385	(119,843)
Net increase (decrease) in assets derived from principal transactions	5,949	1,387	27,385	(119,843)
Total increase (decrease) in net assets	8,591	1,514	29,074	(118,118)
Net assets at December 31, 2007	34,027	3,394	29,074	1,189
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,577	198	(123)	12
Total realized gain (loss) on investments and capital gains distributions	(776)	(23)	813	(232)
Net unrealized appreciation (depreciation) of investments	(8,434)	(1,613)	(18,300)	101
Net increase (decrease) in net assets from operations	(7,633)	(1,438)	(17,610)	(119)
Changes from contract transactions:				
Total unit transactions	41,029	601	271	(1,070)
Net increase (decrease) in assets derived from principal transactions	41,029	601	271	(1,070)
Total increase (decrease) in net assets	33,396	(837)	(17,339)	(1,189)
Net assets at December 31, 2008	$ 67,423	$ 2,557	$ 11,735	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio	RiverSource Diversified Equity Income Fund - Class R-4
Net assets at January 1, 2007	$ 12,297	$ 81,306	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	691	176	(1)	-
Total realized gain (loss) on investments and capital gains distributions	(25)	(234)	(3)	-
Net unrealized appreciation (depreciation) of investments	(53)	5,905	(5)	-
Net increase (decrease) in net assets from operations	613	5,847	(9)	-
Changes from contract transactions:				
Total unit transactions	6,409	(86,640)	402	-
Net increase (decrease) in assets derived from principal transactions	6,409	(86,640)	402	-
Total increase (decrease) in net assets	7,022	(80,793)	393	-
Net assets at December 31, 2007	19,319	513	393	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,262	4	(8)	9
Total realized gain (loss) on investments and capital gains distributions	(464)	(92)	(8)	(18)
Net unrealized appreciation (depreciation) of investments	(7,575)	36	(1,105)	(251)
Net increase (decrease) in net assets from operations	(6,777)	(52)	(1,121)	(260)
Changes from contract transactions:				
Total unit transactions	(864)	(461)	3,204	1,724
Net increase (decrease) in assets derived from principal transactions	(864)	(461)	3,204	1,724
Total increase (decrease) in net assets	(7,641)	(513)	2,083	1,464
Net assets at December 31, 2008	$ 11,678	$ -	$ 2,476	$ 1,464

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A
Net assets at January 1, 2007	$ -	$ 1,010	$ 30	$ 876
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	10	1	10
Total realized gain (loss) on investments and capital gains distributions	-	137	2	316
Net unrealized appreciation (depreciation) of investments	-	(155)	(4)	(160)
Net increase (decrease) in net assets from operations	-	(8)	(1)	166
Changes from contract transactions:				
Total unit transactions	-	(11)	32	368
Net increase (decrease) in assets derived from principal transactions	-	(11)	32	368
Total increase (decrease) in net assets	-	(19)	31	534
Net assets at December 31, 2007	-	991	61	1,410
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(3)	-	20
Total realized gain (loss) on investments and capital gains distributions	(77)	(8)	(1)	103
Net unrealized appreciation (depreciation) of investments	(150)	(367)	(27)	(749)
Net increase (decrease) in net assets from operations	(229)	(378)	(28)	(626)
Changes from contract transactions:				
Total unit transactions	663	86	11	(126)
Net increase (decrease) in assets derived from principal transactions	663	86	11	(126)
Total increase (decrease) in net assets	434	(292)	(17)	(752)
Net assets at December 31, 2008	$ 434	$ 699	$ 44	$ 658

The accompanying notes are an integral part of these financial statements.

172

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Templeton Global Bond Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net assets at January 1, 2007	$ 33,054	$ 100	$ 235	$ 18
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,435	1	3	(1)
Total realized gain (loss) on investments and capital gains distributions	123	4	19	2
Net unrealized appreciation (depreciation) of investments	1,205	(2)	(15)	(3)
Net increase (decrease) in net assets from operations	4,763	3	7	(2)
Changes from contract transactions:				
Total unit transactions	34,847	11	62	70
Net increase (decrease) in assets derived from principal transactions	34,847	11	62	70
Total increase (decrease) in net assets	39,610	14	69	68
Net assets at December 31, 2007	72,664	114	304	86
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7,305	2	6	(1)
Total realized gain (loss) on investments and capital gains distributions	440	5	(9)	7
Net unrealized appreciation (depreciation) of investments	(3,683)	(51)	(93)	(45)
Net increase (decrease) in net assets from operations	4,062	(44)	(96)	(39)
Changes from contract transactions:				
Total unit transactions	33,996	10	(43)	17
Net increase (decrease) in assets derived from principal transactions	33,996	10	(43)	17
Total increase (decrease) in net assets	38,058	(34)	(139)	(22)
Net assets at December 31, 2008	$ 110,722	$ 80	$ 165	$ 64

The accompanying notes are an integral part of these financial statements.

173

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3
Net assets at January 1, 2007	$ -	$ 26,052	$ 17,111	$ 3,858
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(24)	(497)	(197)	44
Total realized gain (loss) on investments and capital gains distributions	39	1,366	1,351	390
Net unrealized appreciation (depreciation) of investments	(156)	735	(498)	(338)
Net increase (decrease) in net assets from operations	(141)	1,604	656	96
Changes from contract transactions:				
Total unit transactions	9,764	39,236	3,759	1,250
Net increase (decrease) in assets derived from principal transactions	9,764	39,236	3,759	1,250
Total increase (decrease) in net assets	9,623	40,840	4,415	1,346
Net assets at December 31, 2007	9,623	66,892	21,526	5,204
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	(471)	(179)	71
Total realized gain (loss) on investments and capital gains distributions	(355)	1,376	1,971	24
Net unrealized appreciation (depreciation) of investments	(5,402)	(35,291)	(11,029)	(1,954)
Net increase (decrease) in net assets from operations	(5,751)	(34,386)	(9,237)	(1,859)
Changes from contract transactions:				
Total unit transactions	2,947	2,782	2,410	566
Net increase (decrease) in assets derived from principal transactions	2,947	2,782	2,410	566
Total increase (decrease) in net assets	(2,804)	(31,604)	(6,827)	(1,293)
Net assets at December 31, 2008	$ 6,819	$ 35,288	$ 14,699	$ 3,911

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net assets at January 1, 2007	$ 88,156	$ 21
Increase (decrease) in net assets from operations		
Operations:		
Net investment income (loss)	811	-
Total realized gain (loss) on investments and capital gains distributions	7,508	7
Net unrealized appreciation (depreciation) of investments	(5,611)	(5)
Net increase (decrease) in net assets from operations	2,708	2
Changes from contract transactions:		
Total unit transactions	384	24
Net increase (decrease) in assets derived from principal transactions	384	24
Total increase (decrease) in net assets	3,092	26
Net assets at December 31, 2007	91,248	47
Increase (decrease) in net assets from operations		
Operations:		
Net investment income (loss)	1,166	(1)
Total realized gain (loss) on investments and capital gains distributions	979	(8)
Net unrealized appreciation (depreciation) of investments	(33,169)	(23)
Net increase (decrease) in net assets from operations	(31,024)	(32)
Changes from contract transactions:		
Total unit transactions	720	31
Net increase (decrease) in assets derived from principal transactions	720	31
Total increase (decrease) in net assets	(30,304)	(1)
Net assets at December 31, 2008	$ 60,944	$ 46

The accompanying notes are an integral part of these financial statements.

1.   Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2008, the Account had 246 investment divisions (the "Divisions"), 86 of which invest in independently managed mutual funds and 160 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Large-Cap Value Fund - Institutional Class**
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund**
  Amana Income Fund**

American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares**
The Bond Fund of America℠, Inc.:
  The Bond Fund of America℠, Inc. - Class R-4**
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Columbia Acorn Trust:
  Columbia℠ Acorn Fund® - Class Z**
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A**
  Columbia Mid Cap Value Fund - Class Z**
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S

EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial
    Class
Franklin Mutual Series Fund Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors, Inc.:
  Fundamental Investors, Inc. - Class R-3**
  Fundamental Investors, Inc. - Class R-4**
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio -
    Service Class
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class*
  ING BlackRock Large Cap Growth Portfolio - Service
    Class
  ING BlackRock Large Cap Growth Portfolio - Service
    2 Class*
  ING Evergreen Health Sciences Portfolio - Service
    Class
  ING Evergreen Omega Portfolio - Service Class*
  ING FMR℠ Diversified Mid Cap Portfolio - Service
    Class
  ING Global Real Estate Portfolio - Institutional
    Class**
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class*

ING Investors Trust (continued):
  ING JPMorgan Emerging Markets Equity Portfolio -
    Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING JPMorgan Value Opportunities Portfolio -
    Institutional Class
  ING JPMorgan Value Opportunities Portfolio -
    Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional
    Class
  ING Lord Abbett Affiliated Portfolio - Service Class*
  ING Marsico Growth Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio -
    Adviser Class*
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service
    Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional
    Class*
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Adviser
    Class**
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser
    Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING Templeton Global Growth Portfolio -
    Institutional Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING Van Kampen Capital Growth Portfolio -
    Institutional Class**
  ING Van Kampen Capital Growth Portfolio - Service
    Class

ING Investors Trust (continued):
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Institutional Class*
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
  ING International Growth Opportunities Fund - Class Q
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class**
  ING Index Solution 2025 Portfolio - Adviser Class**
  ING Index Solution 2035 Portfolio - Adviser Class**
  ING Index Solution 2045 Portfolio - Adviser Class**
  ING Index Solution Income Portfolio - Adviser Class**
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Strategic Income Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class*
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Adviser Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Growth and Income Portfolio - Service Class**
  ING Solution Growth Portfolio - Service Class**
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class**
  ING Templeton Foreign Equity Portfolio - Initial Class**
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class*
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class

ING Partners, Inc. (continued):
    ING Van Kampen Equity and Income Portfolio -
      Initial Class
    ING Van Kampen Equity and Income Portfolio -
      Service Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio -
      Class I
    ING VP Strategic Allocation Growth Portfolio -
      Class I
    ING VP Strategic Allocation Moderate Portfolio -
      Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class A*
    ING VP Growth and Income Portfolio - Class I
    ING VP Growth and Income Portfolio - Class S*
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
    ING BlackRock Global Science and Technology
      Portfolio - Class I
    ING International Index Portfolio - Class I**
    ING Lehman Brothers U.S. Aggregate Bond Index®
      Portfolio - Class I**
    ING Opportunistic Large Cap Growth Portfolio -
      Class I
    ING Opportunistic Large Cap Value Portfolio -
      Class I
    ING Russell™ Large Cap Index Portfolio - Class I**
    ING Russell™ Mid Cap Index Portfolio - Class I**
    ING Russell™ Small Cap Index Portfolio - Class I**
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class S
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class S
    ING VP Index Plus SmallCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class S
    ING VP Small Company Portfolio - Class I
    ING VP Small Company Portfolio - Class S
ING Variable Products Trust:
    ING VP International Value Portfolio - Class I
    ING VP International Value Portfolio - Class S
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I

ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
    ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
      Shares
    Janus Aspen Series Flexible Bond Portfolio -
      Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio -
      Institutional Shares
The Lazard Funds, Inc.:
    Lazard U.S. Mid Cap Equity Portfolio - Open Shares*
LKCM Funds:
    LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
    Loomis Sayles Small Cap Value Fund - Retail
      Class**
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
      Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
Morgan Stanley Institutional Fund Trust:
    Morgan Stanley U.S. Small Cap Value Portfolio -
      Class I**
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® -
      Trust Class
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer MidCap Fund/VA
    Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
    Pax World Balanced Fund
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A

Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I*
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Mid Cap Portfolio*
RiverSource Investment Series, Inc.:
  RiverSource Diversified Equity Income Fund -
    Class R-4**
SmallCap World Fund, Inc.:
  SMALLCAP World Fund® - Class R-4**
T. Rowe Price Mid-Cap Value Fund, Inc.:
  T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
  T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
  Templeton Foreign Fund - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

Vanguard® Variable Insurance Fund:
  Diversified Value Portfolio
  Equity Income Portfolio
  Small Company Growth Portfolio
Wanger Advisors Trust:
  Wanger International*
  Wanger Select
  Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-3
  Washington Mutual Investors Fund[SM], Inc. -
    Class R-4
Wells Fargo Funds Trust:
  Wells Fargo Advantage Small Cap Value Fund -
    Class A

*   Division added in 2007
** Division added in 2008

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING FMR[SM] Large Cap Growth Portfolio - Institutional Class
ING Van Kampen Large Cap Growth Portfolio - Service Class	ING FMR[SM] Large Cap Growth Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology Portfolio - Class I	ING VP Global Science and Technology Portfolio - Class I
ING Opportunistic Large Cap Growth Portfolio - Class I	ING VP Growth Portfolio - Class I
ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
The Lazard Funds, Inc.:	The Lazard Funds, Inc.:
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	Lazard Mid Cap Portfolio - Open Shares
Wanger Advisors Trust:	Wanger Advisors Trust:
Wanger International	Wanger International Small Cap
Wanger USA	Wanger U.S. Smaller Companies

During 2008, the following Divisions were closed to contractowners:

Capital One Funds:
   Capital One Mid Cap Equity Fund - Class A
ING Investors Trust:
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Van Kampen Large Cap Growth Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Adviser Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
  ING JPMorgan International Portfolio - Adviser Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
Janus Adviser Series:
  Janus Adviser Balanced Fund - Class S
Moderate Allocation Portfolio:
  Moderate Allocation Portfolio
Pioneer Variable Contracts Trust:
  Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2008, but had no investments as of December 31, 2008:

AIM Equity Funds:
  AIM Charter Fund - Class A
  AIM Constellation Fund - Class A
AIM Investment Securities Funds:
  AIM Income Fund - Class A
AIM Stock Funds:
  AIM Dynamics Fund - Investor Class
Alger Funds:
  Alger SmallCap Growth Fund - Class A
Alger Funds II:
  Alger Green Fund - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Small-Cap Value Fund - Institutional
    Class
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-4
American Century Mutual Funds:
  American Century Ultra® Fund - Advisor Class
BlackRock Large Cap Series Funds, Inc.:
  BlackRock Large Cap Value Fund - Investor A Shares
Calvert World Values Fund, Inc.:
  Calvert Capital Accumulation Fund - Class A

Capital World Growth & Income Fund®, Inc.:
  Capital World Growth & Income Fund®, Inc. -
    Class R-4
  Capital World Growth & Income Fund®, Inc. -
    Class R-5
Columbia Acorn Trust:
  Columbia℠ Acorn USA® - Class A
Davis New York Venture Fund, Inc.:
  Davis New York Venture Fund - Class R
Dodge & Cox Funds:
  Dodge & Cox International Stock Fund
Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund -
    Class T
  Fidelity® Advisor Leveraged Company Stock Fund -
    Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service
    Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service
    Class 2
Franklin Value Investors Trust:
  Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
  Goldman Sachs Capital Growth Fund - Class A
  Goldman Sachs Concentrated International Equity
    Fund - Class A
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-5
ING Equity Trust:
  ING LargeCap Growth Fund - Class A
  ING SmallCap Opportunities Fund - Class A
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio -
    Adviser Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Adviser
    Class
  ING FMR^{SM} Equity Income Portfolio - Institutional
    Class
  ING FMR^{SM} Equity Income Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Adviser Class
  ING Pioneer Equity Income Portfolio - Service Class
ING Mayflower Trust:
  ING International Value Fund - Class A
ING Mutual Funds:
  ING Global Real Estate Fund - Class I
  ING Global Value Choice Fund - Class A
ING Partners, Inc.:
  ING Columbia Small Cap Value II Portfolio - Adviser
    Class
  ING Davis New York Venture Portfolio - Adviser
    Class
  ING Index Solution 2015 Portfolio - Initial Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Initial Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Initial Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Initial Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution Income Portfolio - Initial Class
  ING Index Solution Income Portfolio - Service Class
  ING Thornburg Value Portfolio - Service Class
ING Series Fund, Inc.:
  ING Balanced Fund - Class A
  ING Global Science and Technology Fund - Class A
  ING Growth and Income Fund - Class A
  ING Index Plus LargeCap Fund - Class A
  ING Index Plus MidCap Fund - Class A
  ING Index Plus SmallCap Fund - Class A
  ING Money Market Fund - Class A
  ING Small Company Fund - Class A

ING Series Fund, Inc. (continued):
  ING Strategic Allocation Conservative Fund -
    Class A
  ING Strategic Allocation Growth Fund - Class A
  ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology
    Portfolio - Class S
  ING Opportunistic Large Cap Growth Portfolio -
    Class S
  ING Opportunistic Large Cap Value Portfolio -
    Class S
Janus Adviser Series:
  Janus Adviser Flexible Bond Fund - Class S
  Janus Adviser Forty Fund - Class S
  Janus Adviser Large Cap Growth Fund - Class S
  Janus Adviser Mid Cap Growth Fund - Class S
  Janus Adviser Worldwide Fund - Class S
Janus Aspen Series:
  Janus Aspen Series International Growth Portfolio -
    Institutional Shares
Janus Investment Fund:
  Janus Contrarian Fund
Keeley Small Cap Value Fund, Inc.:
  Keeley Small Cap Value Fund
The Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open
    Shares
  Lazard International Equity Portfolio - Open Shares
  Lazard U.S. Small-Mid Cap Equity Portfolio - Open
    Shares
Legg Mason Special Investment Trust, Inc.:
  Legg Mason Special Investment Trust, Inc. -
    Primary Class
Loomis Sayles Funds II:
  Loomis Sayles Investment Grade Bond Fund -
    Class Y
MFS® Series Trust II:
  MFS® Growth Fund - Class A
MFS® Series Trust V:
  MFS® Research Fund - Class A
  MFS® Total Return Fund - Class A
  MFS® Total Return Fund - Class I
MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley Mid Cap Growth Portfolio -
    Adviser Class
  Morgan Stanley U.S. Small Cap Value Portfolio -
    Class P
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A
Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A

Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
  Class Y
Parnassus Income Funds:
  Parnassus Equity Income Fund - Investor Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
RiverSource Investment Series, Inc.:
  RiverSource Diversified Equity Income Fund -
  Class R-3
  RiverSource Diversified Equity Income Fund -
  Class R-5
  RiverSource Mid Cap Value Fund - Class R-5

T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
  Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal™ Shares
  Vanguard® Extended Market Index Fund - Signal™
  Shares
  Vanguard® Small-Cap Index Fund - Signal™ Shares
  Vanguard® Total Bond Market Index Fund - Signal™
  Shares
  Vanguard® Total Stock Market Index Fund -
  Signal™ Shares
Wells Fargo Funds Trust:
  Wells Fargo Advantage Mid Cap Disciplined Fund -
  Administrator Class

Effective October 7, 2008, ING VP Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING VP Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING VP Money Market Portfolio remained the same.

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3. **Recently Adopted Accounting Standards**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   Financial Instruments

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  - a)   Quoted prices for similar assets or liabilities in active markets;
  - b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  - c)   Inputs other than quoted market prices that are observable; and
  - d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Other Contract Charges

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

6.   **Related Party Transactions**

During the year ended December 31, 2008, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 1.00% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
AIM Growth Series:				
AIM Mid Cap Core Equity Fund - Class A	$ 115	$ 58	$ 96	$ 39
AIM Small Cap Growth Fund - Class A	14	8	23	4
AIM Investment Funds:				
AIM Global Health Care Fund - Investor Class	45	19	56	26
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	1,530	3,480	2,260	5,570
AIM V.I. Core Equity Fund - Series I Shares	5,020	6,612	3,055	7,949
AllianceBernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund, Inc. - Class A	127	18	68	6
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein Growth and Income Portfolio - Class A	183	106	238	138
Allianz Funds:				
Allianz NFJ Large-Cap Value Fund - Institutional Class	1,183	373	-	-
Allianz NFJ Small-Cap Value Fund - Class A	159	114	154	151
Amana Mutual Funds Trust:				
Amana Growth Fund	36	-	-	-
Amana Income Fund	46	-	-	-
American Balanced Fund®, Inc.:				
American Balanced Fund® - Class R-3	1,324	1,956	1,822	533
American Century Quantitative Equity Funds, Inc.:				
American Century Income & Growth Fund - A Class	1,028	864	2,057	1,690
Ariel Investment Trust:				
Ariel Appreciation Fund	178	60	208	192
Ariel Fund	353	121	340	60
Artisan Funds, Inc.:				
Artisan International Fund - Investor Shares	985	572	-	-
The Bond Fund of America℠, Inc.:				
The Bond Fund of America℠, Inc. - Class R-4	2,871	771	-	-
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	3,688	8,210	7,707	10,570
Capital One Funds:				
Capital One Mid Cap Equity Fund - Class A	23	66	117	118
Columbia Acorn Trust:				
Columbia℠ Acorn Fund® - Class Z	1,288	136	-	-
Columbia Funds Series Trust:				
Columbia Mid Cap Value Fund - Class A	1,696	41	-	-
Columbia Mid Cap Value Fund - Class Z	876	96	-	-
DWS Institutional Funds:				
DWS Equity 500 Index Fund - Class S	61	19	78	23
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	3,250	666	5,869	387
EuroPacific Growth Fund® - Class R-4	63,122	9,451	70,434	10,878

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Evergreen Equity Trust:				
Evergreen Special Values Fund - Class A	$ 8,381	$ 11,051	$ 32,044	$ 16,609
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	17,331	54,245	64,478	57,707
Fidelity® VIP Growth Portfolio - Initial Class	7,959	29,689	11,577	48,459
Fidelity® VIP High Income Portfolio - Initial Class	1,529	1,790	2,701	2,477
Fidelity® VIP Overseas Portfolio - Initial Class	12,038	11,131	16,564	10,870
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	83,323	86,879	381,587	121,540
Fidelity® VIP Index 500 Portfolio - Initial Class	8,380	11,595	10,266	14,708
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Mid Cap Portfolio - Initial Class	4,930	711	4,555	398
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	6,406	2,242	3,865	2,972
Franklin Mutual Series Fund Inc.:				
Mutual Discovery Fund - Class R	1,015	541	1,026	88
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	167	256	319	53
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	21,785	11,910	27,561	14,852
Fundamental Investors, Inc.:				
Fundamental Investors, Inc. - Class R-3	13	-	-	-
Fundamental Investors, Inc. - Class R-4	9,789	179	-	-
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	3,608	749	5,091	583
The Growth Fund of America® - Class R-4	51,599	9,231	58,943	12,793
The Income Fund of America®, Inc.:				
The Income Fund of America® - Class R-3	787	255	879	154
ING Equity Trust:				
ING Financial Services Fund - Class A	44	15	98	8
ING Real Estate Fund - Class A	559	354	835	653
ING Funds Trust:				
ING GNMA Income Fund - Class A	1,665	316	556	144
ING Intermediate Bond Fund - Class A	1,496	473	1,672	268
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	2,079	1,463	2,837	2,291
ING BlackRock Large Cap Growth Portfolio - Institutional Class	12,968	12,086	128,112	10,240
ING BlackRock Large Cap Growth Portfolio - Service Class	91	-	80	38
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	65	54	156	7
ING Evergreen Health Sciences Portfolio - Service Class	4,792	1,090	3,207	1,604
ING Evergreen Omega Portfolio - Service Class	51	15	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	14,704	929	5,324	2,631
ING Global Real Estate Portfolio - Institutional Class	55,853	3,461	-	-

189

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Global Resources Portfolio - Institutional Class	$ 7	$ 1	$ 40	$ -
ING Global Resources Portfolio - Service Class	62,056	21,226	103,919	14,148
ING Janus Contrarian Portfolio - Service Class	9,329	546	4,603	5
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	353	271	339	77
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	8,100	9,806	15,257	11,397
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	10,292	13,457	19,506	10,023
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	1,471	730	1,933	870
ING JPMorgan Value Opportunities Portfolio - Institutional Class	31	45	163	109
ING JPMorgan Value Opportunities Portfolio - Service Class	851	703	1,971	758
ING Julius Baer Foreign Portfolio - Service Class	13,668	7,771	28,923	2,820
ING Legg Mason Value Portfolio - Service Class	2,060	2,385	3,263	1,942
ING Lord Abbett Affiliated Portfolio - Institutional Class	21,601	16,868	137,049	8,942
ING Lord Abbett Affiliated Portfolio - Service Class	418	51	581	34
ING Marsico Growth Portfolio - Institutional Class	9,787	1,675	-	-
ING Marsico Growth Portfolio - Service Class	1,626	5,168	2,277	1,123
ING Marsico International Opportunities Portfolio - Adviser Class	166	77	66	-
ING Marsico International Opportunities Portfolio - Service Class	5,157	3,756	6,755	2,546
ING MFS Total Return Portfolio - Adviser Class	346	175	629	91
ING MFS Total Return Portfolio - Institutional Class	12,205	15,394	85,667	5,587
ING MFS Total Return Portfolio - Service Class	6,317	6,069	7,005	8,503
ING MFS Utilities Portfolio - Service Class	14,547	6,817	27,746	7,695
ING Oppenheimer Main Street Portfolio® - Service Class	2,111	1,886	1,850	692
ING PIMCO High Yield Portfolio - Institutional Class	525	479	1,012	434
ING PIMCO High Yield Portfolio - Service Class	4,100	3,544	3,884	2,956
ING Pioneer Equity Income Portfolio - Institutional Class	21,573	15,558	170,710	8,950
ING Pioneer Fund Portfolio - Institutional Class	3,838	1,752	15,807	1,978
ING Pioneer Fund Portfolio - Service Class	68	15	109	23
ING Pioneer Mid Cap Value Portfolio - Adviser Class	8	5	-	-
ING Pioneer Mid Cap Value Portfolio - Institutional Class	16,615	9,295	104,569	5,929
ING Pioneer Mid Cap Value Portfolio - Service Class	273	11	11	-
ING Stock Index Portfolio - Institutional Class	746	468	647	718
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	76,797	6,029	97,533	4,012
ING T. Rowe Price Equity Income Portfolio - Adviser Class	744	356	1,096	110
ING T. Rowe Price Equity Income Portfolio - Service Class	29,676	6,860	23,005	6,815
ING Templeton Global Growth Portfolio - Institutional Class	238	113	1,270	78
ING Templeton Global Growth Portfolio - Service Class	1,075	385	2,224	752
ING Van Kampen Capital Growth Portfolio - Institutional Class	739	186	-	-
ING Van Kampen Capital Growth Portfolio - Service Class	322	114	74	11
ING Van Kampen Growth and Income Portfolio - Service Class	7,260	3,708	7,730	5,017

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	$ 112	$ 244	$ 195	$ 219
ING Van Kampen Large Cap Growth Portfolio - Service Class	-	-	-	-
ING Van Kampen Real Estate Portfolio - Institutional Class	579	141	654	166
ING Van Kampen Real Estate Portfolio - Service Class	14,906	3,853	20,511	9,175
ING VP Index Plus International Equity Portfolio - Institutional Class	9,708	5,196	23,401	739
ING VP Index Plus International Equity Portfolio - Service Class	2,191	1,919	9,922	5,658
ING Wells Fargo Disciplined Value Portfolio - Adviser Class	6	8	3	-
ING Wells Fargo Disciplined Value Portfolio - Service Class	245	1,244	1,354	916
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	1,118	656	814	901
ING Mutual Funds:				
ING International Growth Opportunities Fund - Class Q	4	-	5	-
ING International SmallCap Multi-Manager Fund - Class A	597	269	2,051	460
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Adviser Class	68	-	81	-
ING American Century Large Company Value Portfolio - Service Class	3,172	1,055	1,490	1,873
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	96	64	43	20
ING American Century Small-Mid Cap Value Portfolio - Service Class	7,460	2,970	5,907	6,289
ING Baron Asset Portfolio - Service Class	1,012	620	3,527	722
ING Baron Small Cap Growth Portfolio - Adviser Class	278	172	272	82
ING Baron Small Cap Growth Portfolio - Service Class	15,624	9,389	21,285	9,634
ING Columbia Small Cap Value II Portfolio - Service Class	706	129	924	145
ING Davis New York Venture Portfolio - Service Class	3,980	1,471	3,154	1,617
ING Fidelity® VIP Mid Cap Portfolio - Service Class	7,228	366	3,867	16
ING Index Solution 2015 Portfolio - Adviser Class	37	-	-	-
ING Index Solution 2025 Portfolio - Adviser Class	80	-	-	-
ING Index Solution 2035 Portfolio - Adviser Class	50	-	-	-
ING Index Solution 2045 Portfolio - Adviser Class	6	-	-	-
ING Index Solution Income Portfolio - Adviser Class	1	-	-	-
ING JPMorgan International Portfolio - Adviser Class	171	236	277	105
ING JPMorgan International Portfolio - Initial Class	73,774	139,860	12,083	31,023
ING JPMorgan International Portfolio - Service Class	26	40	15	1
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	222	206	412	90
ING JPMorgan Mid Cap Value Portfolio - Service Class	5,508	5,303	7,888	4,358
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	24	23	155	73
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	1,877	20,540	2,952	43,831
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	105	6	26	18
ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	11	139	166	56

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	$ 771	$ 3,534	$ 687	$ 1,133
ING Neuberger Berman Partners Portfolio - Service Class	2,501	802	3,601	1,492
ING Neuberger Berman Regency Portfolio - Service Class	4	65	64	-
ING OpCap Balanced Value Portfolio - Service Class	3,211	8,000	2,475	3,110
ING Oppenheimer Global Portfolio - Adviser Class	219	135	360	86
ING Oppenheimer Global Portfolio - Initial Class	71,401	115,339	55,048	149,707
ING Oppenheimer Global Portfolio - Service Class	168	137	318	53
ING Oppenheimer Strategic Income Portfolio - Adviser Class	323	260	192	49
ING Oppenheimer Strategic Income Portfolio - Initial Class	27,530	15,665	26,922	18,515
ING Oppenheimer Strategic Income Portfolio - Service Class	317	3,908	3,849	20
ING PIMCO Total Return Portfolio - Adviser Class	878	491	409	151
ING PIMCO Total Return Portfolio - Service Class	49,759	20,018	24,623	8,657
ING Pioneer High Yield Portfolio - Initial Class	2,788	1,810	5,895	1,624
ING Pioneer High Yield Portfolio - Service Class	36	8	93	1
ING Solution 2015 Portfolio - Adviser Class	6,088	1,242	7,188	480
ING Solution 2015 Portfolio - Service Class	13,824	5,036	19,648	5,245
ING Solution 2025 Portfolio - Adviser Class	7,199	1,100	8,121	621
ING Solution 2025 Portfolio - Service Class	21,652	4,941	24,006	3,374
ING Solution 2035 Portfolio - Adviser Class	6,053	570	6,338	500
ING Solution 2035 Portfolio - Service Class	17,035	2,269	17,108	2,183
ING Solution 2045 Portfolio - Adviser Class	3,343	645	5,897	382
ING Solution 2045 Portfolio - Service Class	11,939	1,802	10,977	1,571
ING Solution Growth and Income Portfolio - Service Class	908	250	-	-
ING Solution Growth Portfolio - Service Class	443	210	-	-
ING Solution Income Portfolio - Adviser Class	3,604	986	5,998	473
ING Solution Income Portfolio - Service Class	4,348	3,037	6,004	1,547
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	193	104	506	174
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	57,324	37,143	41,586	65,054
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	152	113	173	98
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	705	490	1,180	158
ING T. Rowe Price Growth Equity Portfolio - Initial Class	23,639	29,782	22,362	41,447
ING T. Rowe Price Growth Equity Portfolio - Service Class	688	129	429	101
ING Templeton Foreign Equity Portfolio - Adviser Class	273	38	-	-
ING Templeton Foreign Equity Portfolio - Initial Class	140,891	13,745	-	-
ING Templeton Foreign Equity Portfolio - Service Class	2,081	7,239	5,590	670
ING Thornburg Value Portfolio - Adviser Class	67	81	529	47
ING Thornburg Value Portfolio - Initial Class	3,720	12,256	8,843	20,359
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	54	-	18	5
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	4,316	18,834	11,253	20,951

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING UBS U.S. Large Cap Equity Portfolio - Service Class	$ 3	$ -	$ 4	$ -
ING UBS U.S. Small Cap Growth Portfolio - Service Class	195	735	1,398	775
ING Van Kampen Comstock Portfolio - Adviser Class	217	230	432	168
ING Van Kampen Comstock Portfolio - Service Class	9,513	17,225	9,397	20,557
ING Van Kampen Equity and Income Portfolio - Adviser Class	352	92	213	28
ING Van Kampen Equity and Income Portfolio - Initial Class	36,380	45,544	27,797	76,265
ING Van Kampen Equity and Income Portfolio - Service Class	85	50	144	39
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	8,346	7,613	8,033	9,917
ING VP Strategic Allocation Growth Portfolio - Class I	16,895	12,408	12,867	14,719
ING VP Strategic Allocation Moderate Portfolio - Class I	15,058	11,023	12,224	21,441
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class A	747	340	159	-
ING VP Growth and Income Portfolio - Class I	24,117	227,614	28,873	321,954
ING VP Growth and Income Portfolio - Class S	412	35	101	-
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	114	884	42	117
ING GET U.S. Core Portfolio - Series 2	545	5,468	248	2,211
ING GET U.S. Core Portfolio - Series 3	1,514	4,867	687	5,992
ING GET U.S. Core Portfolio - Series 5	100	133	42	41
ING GET U.S. Core Portfolio - Series 6	447	512	248	1,116
ING GET U.S. Core Portfolio - Series 7	478	358	165	1,138
ING GET U.S. Core Portfolio - Series 8	176	134	70	574
ING GET U.S. Core Portfolio - Series 9	36	14	9	10
ING GET U.S. Core Portfolio - Series 10	15	3	3	3
ING GET U.S. Core Portfolio - Series 11	7	15	2	1
ING Variable Portfolios, Inc.:				
ING BlackRock Global Science and Technology Portfolio - Class I	6,451	9,988	8,100	9,303
ING International Index Portfolio - Class I	436	158	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	2,310	783	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	2,644	8,345	5,125	20,750
ING Opportunistic Large Cap Value Portfolio - Class I	13,379	13,020	4,163	20,299
ING Russell™ Large Cap Index Portfolio - Class I	2,937	158	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	1,810	396	-	-
ING Russell™ Small Cap Index Portfolio - Class I	1,010	181	-	-
ING VP Index Plus LargeCap Portfolio - Class I	38,938	66,777	12,536	102,559
ING VP Index Plus LargeCap Portfolio - Class S	312	136	422	93
ING VP Index Plus MidCap Portfolio - Class I	54,014	46,260	47,272	77,318
ING VP Index Plus MidCap Portfolio - Class S	241	127	330	16
ING VP Index Plus SmallCap Portfolio - Class I	15,010	25,686	25,665	35,541
ING VP Index Plus SmallCap Portfolio - Class S	31	41	59	8
ING VP Small Company Portfolio - Class I	26,182	18,555	29,223	49,543
ING VP Small Company Portfolio - Class S	127	53	88	9

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	$ 3,987	$ 5,788	$ 2,044	$ 2,574
ING VP International Value Portfolio - Class I	37,177	19,325	60,974	18,020
ING VP International Value Portfolio - Class S	331	258	482	32
ING VP MidCap Opportunities Portfolio - Class I	5,673	1,822	3,877	1,856
ING VP MidCap Opportunities Portfolio - Class S	198	94	61	-
ING VP Real Estate Portfolio - Class I	19,719	60,336	14,159	36,026
ING VP SmallCap Opportunities Portfolio - Class I	4,958	2,360	3,302	2,530
ING VP SmallCap Opportunities Portfolio - Class S	117	55	16	9
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	61,094	83,578	45,746	99,520
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	53,907	58,206	52,355	39,876
ING VP Intermediate Bond Portfolio - Class S	199	195	395	159
ING VP Money Market Portfolio:				
ING VP Money Market Portfolio - Class I	198,085	164,200	244,213	93,643
Janus Adviser Series:				
Janus Adviser Balanced Fund - Class S	-	1	-	-
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	67	123	130	186
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	17	19	39	56
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	61	81	45	63
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	118	152	202	272
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	194	227	55	121
The Lazard Funds, Inc.:				
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	351	79	568	166
LKCM Funds:				
LKCM Aquinas Growth Fund	75	9	59	17
Loomis Sayles Funds I:				
Loomis Sayles Small Cap Value Fund - Retail Class	878	20	-	-
Lord Abbett Affiliated Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	292	249	507	105
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	300	352	453	88
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	9,774	21,917	31,337	22,353
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	163	293	103	31
Moderate Allocation Portfolio:				
Moderate Allocation Portfolio	9	33	16	15
Morgan Stanley Institutional Fund Trust:				
Morgan Stanley U.S. Small Cap Value Portfolio - Class I	1,439	340	-	-

	Year ended December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Neuberger Berman Equity Funds®:				
Neuberger Berman Socially Responsive Fund® - Trust Class	$ 1,656	$ 372	$ 1,641	$ 157
New Perspective Fund®, Inc.:				
New Perspective Fund®, Inc. - Class R-3	1,158	687	3,430	854
New Perspective Fund®, Inc. - Class R-4	25,476	3,823	15,273	3,416
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	169	113	156	23
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	59,067	27,303	69,785	30,746
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	107	209	118	308
Oppenheimer Main Street Fund®/VA	8	10	1	14
Oppenheimer Main Street Small Cap Fund®/VA	1,591	813	3,380	705
Oppenheimer MidCap Fund/VA	-	3	31	1
Oppenheimer Strategic Bond Fund/VA	11	6	42	52
Pax World Funds Series Trust I:				
Pax World Balanced Fund	12,104	5,484	13,279	5,386
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	53,532	10,821	14,258	7,200
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	1,074	238	1,856	186
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	14,277	10,479	30,868	3,364
Pioneer Equity Income VCT Portfolio - Class I	320	1,310	48,713	162,589
Pioneer High Yield VCT Portfolio - Class I	4,106	3,519	8,380	1,266
Pioneer Mid Cap Value VCT Portfolio - Class I	166	582	17,135	94,326
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio	3,765	413	477	76
RiverSource Investment Series, Inc.:				
RiverSource Diversified Equity Income Fund - Class R-4	1,830	97	-	-
SmallCap World Fund, Inc.:				
SMALLCAP World Fund® - Class R-4	765	104	-	-
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	177	84	350	240
T. Rowe Price Value Fund, Inc.:				
T. Rowe Price Value Fund - Advisor Class	14	3	36	1
Templeton Funds, Inc.:				
Templeton Foreign Fund - Class A	420	331	786	120
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	50,189	8,888	40,658	2,314
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	25	7	20	5
Equity Income Portfolio	94	108	104	22
Small Company Growth Portfolio	26	1	73	2

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Wanger Advisors Trust:				
Wanger International	$ 7,705	$ 3,515	$ 10,636	$ 895
Wanger Select	11,319	7,280	42,066	2,690
Wanger USA	6,380	1,897	6,892	2,409
Washington Mutual Investors Fund[SM], Inc.:				
Washington Mutual Investors Fund[SM], Inc. - Class R-3	1,406	682	2,109	527
Washington Mutual Investors Fund[SM], Inc. - Class R-4	12,794	9,546	18,491	12,342
Wells Fargo Funds Trust:				
Wells Fargo Advantage Small Cap Value Fund - Class A	38	7	33	1

8.   **Changes in Units**

The changes in units outstanding were as follows:

| | Year Ended December 31, | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Growth Series:						
AIM Mid Cap Core Equity Fund - Class A	12,951	9,343	3,608	5,723	4,719	1,004
AIM Small Cap Growth Fund - Class A	1,137	1,179	(42)	4,109	3,068	1,041
AIM Investment Funds:						
AIM Global Health Care Fund - Investor Class	3,002	2,200	802	3,197	2,664	533
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	760,617	941,265	(180,648)	577,438	858,308	(280,870)
AIM V.I. Core Equity Fund - Series I Shares	1,270,407	1,486,860	(216,453)	835,408	1,304,710	(469,302)
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	24,695	15,092	9,603	8,476	4,643	3,833
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	9,648	10,558	(910)	23,704	18,988	4,716
Allianz Funds:						
Allianz NFJ Large-Cap Value Fund - Institutional Class	148,552	54,015	94,537	-	-	-
Allianz NFJ Small-Cap Value Fund - Class A	10,657	10,196	461	6,745	9,594	(2,849)
Amana Mutual Funds Trust:						
Amana Growth Fund	4,930	1	4,929	-	-	-
Amana Income Fund	5,711	(2)	5,713	-	-	-
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	200,602	267,883	(67,281)	408,249	323,605	84,644
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	216,423	203,459	12,964	107,985	132,017	(24,032)
Ariel Investment Trust:						
Ariel Appreciation Fund	45,372	37,472	7,900	42,982	45,961	(2,979)
Ariel Fund	65,680	32,658	33,022	63,431	47,774	15,657
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	278,603	221,622	56,981	-	-	-

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
The Bond Fund of America[SM], Inc.:						
The Bond Fund of America[SM], Inc. - Class R-4	339,680	118,152	221,528	-	-	-
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	511,652	762,918	(251,266)	423,920	730,452	(306,532)
Capital One Funds:						
Capital One Mid Cap Equity Fund - Class A	3,602	9,979	(6,377)	7,626	8,398	(772)
Columbia Acorn Trust:						
Columbia[SM] Acorn Fund® - Class Z	147,291	20,951	126,340	-	-	-
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	269,870	11,555	258,315	-	-	-
Columbia Mid Cap Value Fund - Class Z	101,124	9,742	91,382	-	-	-
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	4,775	2,013	2,762	4,945	1,450	3,495
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	370,363	233,872	136,491	399,141	138,712	260,429
EuroPacific Growth Fund® - Class R-4	7,070,003	4,356,252	2,713,751	4,956,896	2,492,904	2,463,992
Evergreen Equity Trust:						
Evergreen Special Values Fund - Class A	1,324,898	1,444,352	(119,454)	1,076,997	1,147,297	(70,300)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	4,189,021	5,987,003	(1,797,982)	3,744,191	4,876,313	(1,132,122)
Fidelity® VIP Growth Portfolio - Initial Class	3,977,068	4,725,593	(748,525)	2,927,325	4,827,239	(1,899,914)
Fidelity® VIP High Income Portfolio - Initial Class	223,272	301,391	(78,119)	220,235	252,226	(31,991)
Fidelity® VIP Overseas Portfolio - Initial Class	1,109,004	1,385,792	(276,788)	1,073,246	1,017,479	55,767
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	12,028,758	12,280,285	(251,527)	8,807,157	9,668,894	(861,737)
Fidelity® VIP Index 500 Portfolio - Initial Class	671,547	885,397	(213,850)	245,462	513,380	(267,918)
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	350,921	121,379	229,542	289,297	29,672	259,625
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class	280,484	201,562	78,922	111,148	142,968	(31,820)

| | **Year Ended December 31,** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Franklin Mutual Series Fund Inc.:						
Mutual Discovery Fund - Class R	111,234	88,706	22,528	94,824	46,401	48,423
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	53,946	59,363	(5,417)	19,230	8,325	10,905
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	2,386,371	2,172,012	214,359	1,982,307	1,646,525	335,782
Fundamental Investors, Inc.:						
Fundamental Investors, Inc. - Class R-3	2,188	-	2,188	-	-	-
Fundamental Investors, Inc. - Class R-4	1,469,391	114,820	1,354,571	-	-	-
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	617,227	383,947	233,280	583,448	318,903	264,545
The Growth Fund of America® - Class R-4	8,883,524	5,402,023	3,481,501	5,779,822	3,553,075	2,226,747
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	141,162	103,420	37,742	86,768	42,949	43,819
ING Equity Trust:						
ING Financial Services Fund - Class A	11,805	8,585	3,220	12,431	6,876	5,555
ING Real Estate Fund - Class A	68,114	56,725	11,389	94,357	97,354	(2,997)
ING Funds Trust:						
ING GNMA Income Fund - Class A	172,356	59,936	112,420	104,192	70,034	34,158
ING Intermediate Bond Fund - Class A	224,313	151,391	72,922	221,053	102,722	118,331
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	224,325	229,040	(4,715)	249,477	228,989	20,488
ING BlackRock Large Cap Growth Portfolio - Institutional Class	2,087,443	3,158,777	(1,071,334)	12,563,326	1,437,420	11,125,906
ING BlackRock Large Cap Growth Portfolio - Service Class	10,015	1,831	8,184	6,613	3,017	3,596
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	5,376	7,011	(1,635)	14,800	710	14,090
ING Evergreen Health Sciences Portfolio - Service Class	666,860	377,032	289,828	362,287	253,753	108,534
ING Evergreen Omega Portfolio - Service Class	5,436	1,664	3,772	19	-	19
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	1,618,664	541,459	1,077,205	648,072	455,939	192,133
ING Global Real Estate Portfolio - Institutional Class	6,215,671	854,577	5,361,094	-	-	-
ING Global Resources Portfolio - Institutional Class	-	112	(112)	3,163	-	3,163

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31,					
	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Global Resources Portfolio - Service Class	6,214,891	4,986,705	1,228,186	10,819,849	2,723,054	8,096,795
ING Janus Contrarian Portfolio - Service Class	1,062,516	180,583	881,933	403,338	297	403,041
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	19,443	20,120	(677)	18,637	4,302	14,335
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	718,580	988,140	(269,560)	910,736	733,949	176,787
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	991,706	1,276,669	(284,963)	1,435,605	992,766	442,839
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	158,631	111,732	46,899	165,576	97,612	67,964
ING JPMorgan Value Opportunities Portfolio - Institutional Class	2,533	4,854	(2,321)	13,215	9,003	4,212
ING JPMorgan Value Opportunities Portfolio - Service Class	129,333	125,480	3,853	190,319	96,855	93,464
ING Julius Baer Foreign Portfolio - Service Class	1,378,474	1,379,620	(1,146)	1,936,596	667,158	1,269,438
ING Legg Mason Value Portfolio - Service Class	270,131	368,522	(98,391)	331,690	223,908	107,782
ING Lord Abbett Affiliated Portfolio - Institutional Class	3,326,566	4,734,056	(1,407,490)	13,555,753	1,854,866	11,700,887
ING Lord Abbett Affiliated Portfolio - Service Class	31,055	5,349	25,706	48,981	2,795	46,186
ING Marsico Growth Portfolio - Institutional Class	1,046,857	249,585	797,272	-	-	-
ING Marsico Growth Portfolio - Service Class	130,652	417,523	(286,871)	244,311	151,526	92,785
ING Marsico International Opportunities Portfolio - Adviser Class	16,659	10,866	5,793	5,652	1	5,651
ING Marsico International Opportunities Portfolio - Service Class	512,497	495,535	16,962	489,162	279,587	209,575
ING MFS Total Return Portfolio - Adviser Class	25,026	18,372	6,654	52,240	7,557	44,683
ING MFS Total Return Portfolio - Institutional Class	882,143	2,148,919	(1,266,776)	7,808,929	543,137	7,265,792
ING MFS Total Return Portfolio - Service Class	561,070	858,965	(297,895)	652,101	913,221	(261,120)
ING MFS Utilities Portfolio - Service Class	1,283,623	1,137,644	145,979	2,164,991	1,033,978	1,131,013
ING Oppenheimer Main Street Portfolio® - Service Class	243,625	226,131	17,494	167,768	75,288	92,480
ING PIMCO High Yield Portfolio - Institutional Class	54,117	54,831	(714)	92,474	41,737	50,737
ING PIMCO High Yield Portfolio - Service Class	629,697	621,427	8,270	401,342	352,696	48,646
ING Pioneer Equity Income Portfolio - Institutional Class	7,008,917	6,546,358	462,559	19,629,191	2,532,801	17,096,390
ING Pioneer Fund Portfolio - Institutional Class	621,653	497,276	124,377	1,663,331	441,239	1,222,092
ING Pioneer Fund Portfolio - Service Class	6,830	1,746	5,084	9,573	2,005	7,568
ING Pioneer Mid Cap Value Portfolio - Adviser Class	783	538	245	-	-	-
ING Pioneer Mid Cap Value Portfolio - Institutional Class	3,061,080	2,929,679	131,401	10,041,374	1,387,993	8,653,381
ING Pioneer Mid Cap Value Portfolio - Service Class	32,563	6,477	26,086	884	-	884

| | **Year Ended December 31,** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Stock Index Portfolio - Institutional Class	120,017	107,094	12,923	278,329	295,247	(16,918)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	8,908,597	4,875,658	4,032,939	8,366,631	2,223,481	6,143,150
ING T. Rowe Price Equity Income Portfolio - Adviser Class	56,069	32,855	23,214	83,760	8,523	75,237
ING T. Rowe Price Equity Income Portfolio - Service Class	2,197,549	1,355,572	841,977	1,675,199	997,623	677,576
ING Templeton Global Growth Portfolio - Institutional Class	23,828	17,294	6,534	85,161	14,585	70,576
ING Templeton Global Growth Portfolio - Service Class	182,066	119,496	62,570	242,420	118,130	124,290
ING Van Kampen Capital Growth Portfolio - Institutional Class	96,631	30,549	66,082	-	-	-
ING Van Kampen Capital Growth Portfolio - Service Class	31,601	16,949	14,652	6,001	889	5,112
ING Van Kampen Growth and Income Portfolio - Service Class	877,614	703,133	174,481	717,617	616,921	100,696
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	40,551	54,525	(13,974)	20,322	22,750	(2,428)
ING Van Kampen Large Cap Growth Portfolio - Service Class	6	16	(10)	10	-	10
ING Van Kampen Real Estate Portfolio - Institutional Class	45,440	21,480	23,960	45,648	13,254	32,394
ING Van Kampen Real Estate Portfolio - Service Class	1,923,211	1,175,859	747,352	2,206,811	1,507,215	699,596
ING VP Index Plus International Equity Portfolio - Institutional Class	752,324	940,171	(187,847)	2,247,490	107,202	2,140,288
ING VP Index Plus International Equity Portfolio - Service Class	158,852	317,248	(158,396)	1,012,580	632,793	379,787
ING Wells Fargo Disciplined Value Portfolio - Adviser Class	640	933	(293)	293	-	293
ING Wells Fargo Disciplined Value Portfolio - Service Class	29,760	138,803	(109,043)	134,502	96,560	37,942
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	147,427	107,822	39,605	90,288	96,877	(6,589)
ING Mutual Funds:						
ING International Growth Opportunities Fund - Class Q	251	-	251	786	587	199
ING International SmallCap Multi-Manager Fund - Class A	56,840	36,689	20,151	98,878	34,237	64,641
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Adviser Class	3,330	-	3,330	6,597	-	6,597
ING American Century Large Company Value Portfolio - Service Class	152,255	141,442	10,813	261,606	312,721	(51,115)
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	7,653	6,292	1,361	3,046	1,610	1,436
ING American Century Small-Mid Cap Value Portfolio - Service Class	642,768	530,000	112,768	334,590	587,143	(252,553)
ING Baron Asset Portfolio - Service Class	195,627	157,395	38,232	362,660	98,595	264,065
ING Baron Small Cap Growth Portfolio - Adviser Class	22,721	13,612	9,109	21,838	6,475	15,363
ING Baron Small Cap Growth Portfolio - Service Class	2,443,020	2,115,308	327,712	2,302,412	1,557,538	744,874

	Year Ended December 31,					
	2008			**2007**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Columbia Small Cap Value II Portfolio - Service Class	126,584	61,840	64,744	90,561	16,977	73,584
ING Davis New York Venture Portfolio - Service Class	429,149	269,610	159,539	90,239	206	90,033
ING Fidelity® VIP Mid Cap Portfolio - Service Class	644,350	62,151	582,199	320,169	1,293	318,876
ING Index Solution 2015 Portfolio - Adviser Class	4,707	(2)	4,709	-	-	-
ING Index Solution 2025 Portfolio - Adviser Class	11,318	-	11,318	-	-	-
ING Index Solution 2035 Portfolio - Adviser Class	7,489	4	7,485	-	-	-
ING Index Solution 2045 Portfolio - Adviser Class	973	-	973	-	-	-
ING Index Solution Income Portfolio - Adviser Class	112	-	112	-	-	-
ING JPMorgan International Portfolio - Adviser Class	4,590	18,591	(14,001)	91,909	79,500	12,409
ING JPMorgan International Portfolio - Initial Class	6,217,517	11,695,433	(5,477,916)	930,958	1,763,555	(832,597)
ING JPMorgan International Portfolio - Service Class	588	2,456	(1,868)	75,148	74,302	846
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	14,310	15,736	(1,426)	31,188	7,076	24,112
ING JPMorgan Mid Cap Value Portfolio - Service Class	716,794	895,344	(178,550)	753,529	624,087	129,442
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class	3,398	3,164	234	7,698	395	7,303
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	2,068,223	3,589,805	(1,521,582)	1,451,954	4,147,807	(2,695,853)
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class	10,294	1,190	9,104	612	15	597
ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class	628	13,566	(12,938)	14,820	5,011	9,809
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class	360,786	658,548	(297,762)	56,393	95,397	(39,004)
ING Neuberger Berman Partners Portfolio - Service Class	351,721	191,937	159,784	333,138	154,696	178,442
ING Neuberger Berman Regency Portfolio - Service Class	376	5,842	(5,466)	5,336	1	5,335
ING OpCap Balanced Value Portfolio - Service Class	140,167	914,713	(774,546)	55,321	200,551	(145,230)
ING Oppenheimer Global Portfolio - Adviser Class	13,040	10,145	2,895	26,982	6,598	20,384
ING Oppenheimer Global Portfolio - Initial Class	10,464,561	18,538,373	(8,073,812)	7,087,217	16,752,035	(9,664,818)
ING Oppenheimer Global Portfolio - Service Class	11,864	11,108	756	17,666	3,042	14,624
ING Oppenheimer Strategic Income Portfolio - Adviser Class	24,828	22,006	2,822	16,071	4,281	11,790
ING Oppenheimer Strategic Income Portfolio - Initial Class	4,753,262	4,325,808	427,454	3,657,876	3,311,398	346,478
ING Oppenheimer Strategic Income Portfolio - Service Class	30,449	336,194	(305,745)	331,994	1,560	330,434
ING PIMCO Total Return Portfolio - Adviser Class	56,433	28,172	28,261	36,805	13,949	22,856
ING PIMCO Total Return Portfolio - Service Class	6,195,346	4,369,373	1,825,973	3,136,099	1,922,724	1,213,375

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Pioneer High Yield Portfolio - Initial Class	303,304	260,075	43,229	580,371	209,590	370,781
ING Pioneer High Yield Portfolio - Service Class	9,605	7,619	1,986	9,054	1,022	8,032
ING Solution 2015 Portfolio - Adviser Class	755,877	352,694	403,183	964,555	407,696	556,859
ING Solution 2015 Portfolio - Service Class	2,065,621	1,332,946	732,675	2,247,322	1,055,928	1,191,394
ING Solution 2025 Portfolio - Adviser Class	904,991	412,861	492,130	1,051,286	454,599	596,687
ING Solution 2025 Portfolio - Service Class	3,058,307	1,616,896	1,441,411	2,769,924	1,130,437	1,639,487
ING Solution 2035 Portfolio - Adviser Class	766,635	320,528	446,107	759,253	316,591	442,662
ING Solution 2035 Portfolio - Service Class	2,337,613	1,052,525	1,285,088	1,839,346	694,675	1,144,671
ING Solution 2045 Portfolio - Adviser Class	451,435	232,684	218,751	553,666	149,504	404,162
ING Solution 2045 Portfolio - Service Class	1,592,320	688,354	903,966	1,135,541	431,202	704,339
ING Solution Growth and Income Portfolio - Service Class	119,437	37,751	81,686	-	-	-
ING Solution Growth Portfolio - Service Class	64,306	39,245	25,061	-	-	-
ING Solution Income Portfolio - Adviser Class	372,956	164,342	208,614	953,824	458,294	495,530
ING Solution Income Portfolio - Service Class	521,217	432,641	88,576	697,660	303,763	393,897
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	11,479	10,658	821	38,827	13,501	25,326
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	5,398,433	7,844,400	(2,445,967)	3,622,133	7,955,554	(4,333,421)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	9,431	11,687	(2,256)	361,336	357,445	3,891
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	51,958	40,712	11,246	79,555	36	79,519
ING T. Rowe Price Growth Equity Portfolio - Initial Class	2,738,286	3,742,230	(1,003,944)	2,119,084	3,231,669	(1,112,585)
ING T. Rowe Price Growth Equity Portfolio - Service Class	68,959	30,548	38,411	40,453	20,038	20,415
ING Templeton Foreign Equity Portfolio - Adviser Class	28,033	5,346	22,687	-	-	-
ING Templeton Foreign Equity Portfolio - Initial Class	14,957,289	2,918,419	12,038,870	-	-	-
ING Templeton Foreign Equity Portfolio - Service Class	160,983	580,948	(419,965)	505,988	107,681	398,307
ING Thornburg Value Portfolio - Adviser Class	4,983	7,217	(2,234)	43,011	6,164	36,847
ING Thornburg Value Portfolio - Initial Class	1,028,341	1,344,413	(316,072)	908,253	1,370,840	(462,587)
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	5,230	4	5,226	20,061	18,948	1,113
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	1,242,138	2,446,870	(1,204,732)	1,455,655	1,896,676	(441,021)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	326	28	298	1,564	1,274	290
ING UBS U.S. Small Cap Growth Portfolio - Service Class	48,815	107,367	(58,552)	138,155	82,091	56,064

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Van Kampen Comstock Portfolio - Adviser Class	11,588	16,360	(4,772)	33,669	13,389	20,280
ING Van Kampen Comstock Portfolio - Service Class	1,795,226	2,877,099	(1,081,873)	1,263,056	2,168,753	(905,697)
ING Van Kampen Equity and Income Portfolio - Adviser Class	28,806	11,457	17,349	17,787	2,302	15,485
ING Van Kampen Equity and Income Portfolio - Initial Class	5,712,119	8,989,943	(3,277,824)	4,447,388	9,639,063	(5,191,675)
ING Van Kampen Equity and Income Portfolio - Service Class	1,804	1,927	(123)	188,210	185,893	2,317
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	824,694	995,527	(170,833)	728,854	933,922	(205,068)
ING VP Strategic Allocation Growth Portfolio - Class I	1,352,865	1,668,249	(315,384)	1,086,612	1,404,602	(317,990)
ING VP Strategic Allocation Moderate Portfolio - Class I	1,674,269	1,847,461	(173,192)	1,158,918	1,809,637	(650,719)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class A	61,481	20,473	41,008	14,612	7	14,605
ING VP Growth and Income Portfolio - Class I	8,411,252	19,391,889	(10,980,637)	7,117,241	16,768,633	(9,651,392)
ING VP Growth and Income Portfolio - Class S	47,033	10,670	36,363	9,341	-	9,341
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	-	79,603	(79,603)	-	9,163	(9,163)
ING GET U.S. Core Portfolio - Series 2	6,499	517,054	(510,555)	36,724	230,619	(193,895)
ING GET U.S. Core Portfolio - Series 3	24,582	462,586	(438,004)	97,747	621,892	(524,145)
ING GET U.S. Core Portfolio - Series 5	-	11,347	(11,347)	-	2,418	(2,418)
ING GET U.S. Core Portfolio - Series 6	245	44,313	(44,068)	3,892	99,492	(95,600)
ING GET U.S. Core Portfolio - Series 7	3,423	34,178	(30,755)	9,451	108,202	(98,751)
ING GET U.S. Core Portfolio - Series 8	1,489	12,901	(11,412)	-	50,524	(50,524)
ING GET U.S. Core Portfolio - Series 9	1,230	2,352	(1,122)	-	654	(654)
ING GET U.S. Core Portfolio - Series 10	1,051	1,199	(148)	-	119	(119)
ING GET U.S. Core Portfolio - Series 11	2,022	3,423	(1,401)	1,378	1,387	(9)
ING Variable Portfolios, Inc.:						
ING BlackRock Global Science and Technology Portfolio - Class I	3,205,098	4,004,636	(799,538)	3,050,740	3,458,973	(408,233)
ING International Index Portfolio - Class I	65,337	28,124	37,213	-	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	245,094	92,194	152,900	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	878,310	1,278,791	(400,481)	918,075	1,844,379	(926,304)

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc. (continued):						
ING Opportunistic Large Cap Value Portfolio - Class I	878,286	1,478,814	(600,528)	615,854	1,440,721	(824,867)
ING Russell™ Large Cap Index Portfolio - Class I	438,570	35,576	402,994	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	280,175	55,934	224,241	-	-	-
ING Russell™ Small Cap Index Portfolio - Class I	124,705	33,512	91,193	-	-	-
ING VP Index Plus LargeCap Portfolio - Class I	4,700,264	7,518,268	(2,818,004)	3,132,176	7,400,122	(4,267,946)
ING VP Index Plus LargeCap Portfolio - Class S	29,154	13,839	15,315	34,733	7,800	26,933
ING VP Index Plus MidCap Portfolio - Class I	3,748,737	5,296,655	(1,547,918)	3,013,153	5,345,859	(2,332,706)
ING VP Index Plus MidCap Portfolio - Class S	22,153	15,652	6,501	26,670	1,311	25,359
ING VP Index Plus SmallCap Portfolio - Class I	2,156,481	3,391,049	(1,234,568)	1,855,429	3,309,955	(1,454,526)
ING VP Index Plus SmallCap Portfolio - Class S	4,159	4,354	(195)	4,508	640	3,868
ING VP Small Company Portfolio - Class I	1,778,485	1,936,409	(157,924)	1,082,126	2,632,490	(1,550,364)
ING VP Small Company Portfolio - Class S	9,399	4,606	4,793	6,798	735	6,063
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	470,025	684,679	(214,654)	205,752	253,616	(47,864)
ING VP International Value Portfolio - Class I	2,238,132	2,685,227	(447,095)	990,186	382	989,804
ING VP International Value Portfolio - Class S	15,757	18,951	(3,194)	29,605	2,213	27,392
ING VP MidCap Opportunities Portfolio - Class I	771,053	485,532	285,521	386,244	246,512	139,732
ING VP MidCap Opportunities Portfolio - Class S	15,833	8,420	7,413	4,777	21	4,756
ING VP Real Estate Portfolio - Class I	1,235,660	4,087,262	(2,851,602)	1,182,755	2,488,798	(1,306,043)
ING VP SmallCap Opportunities Portfolio - Class I	958,830	867,957	90,873	464,165	386,491	77,674
ING VP SmallCap Opportunities Portfolio - Class S	9,151	4,832	4,319	1,261	736	525
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	2,918,839	6,598,521	(3,679,682)	2,955,259	5,433,278	(2,478,019)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	5,513,773	6,888,917	(1,375,144)	5,417,154	4,942,349	474,805
ING VP Intermediate Bond Portfolio - Class S	11,030	12,550	(1,520)	37,708	15,412	22,296
ING VP Money Market Portfolio:						
ING VP Money Market Portfolio - Class I	25,711,004	20,488,837	5,222,167	19,867,213	12,375,205	7,492,008

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Janus Adviser Series:						
Janus Adviser Balanced Fund - Class S	-	46	(46)	2,759	2,759	-
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	2,504	5,803	(3,299)	5,933	7,591	(1,658)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	1,329	1,573	(244)	2,104	3,023	(919)
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	5,889	6,589	(700)	3,432	4,271	(839)
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	8,675	10,518	(1,843)	8,231	10,635	(2,404)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	13,922	14,574	(652)	3,238	5,612	(2,374)
The Lazard Funds, Inc.:						
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	49,608	14,297	35,311	56,367	19,163	37,204
LKCM Funds:						
LKCM Aquinas Growth Fund	7,144	949	6,195	22,791	20,172	2,619
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	132,753	6,488	126,265	-	-	-
Lord Abbett Affiliated Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	46,076	48,401	(2,325)	62,464	50,314	12,150
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	39,227	43,645	(4,418)	67,759	59,864	7,895
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	2,068,375	3,447,988	(1,379,613)	1,899,814	2,525,719	(625,905)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	13,538	25,419	(11,881)	23,149	17,169	5,980
Moderate Allocation Portfolio:						
Moderate Allocation Portfolio	-	2,583	(2,583)	646	-	646
Morgan Stanley Institutional Fund Trust:						
Morgan Stanley U.S. Small Cap Value Portfolio - Class I	153,997	40,399	113,598	-	-	-
Neuberger Berman Equity Funds®:						
Neuberger Berman Socially Responsive Fund® - Trust Class	260,191	117,032	143,159	159,925	33,771	126,154

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	91,701	75,474	16,227	231,269	75,992	155,277
New Perspective Fund®, Inc. - Class R-4	2,285,471	978,958	1,306,513	1,180,646	620,099	560,547
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	40,754	34,576	6,178	39,871	29,627	10,244
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,431,493	1,576,308	(144,815)	1,631,150	1,356,798	274,352
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	5,423	11,863	(6,440)	5,379	14,493	(9,114)
Oppenheimer Main Street Fund®/VA	-	1,077	(1,077)	14	1,154	(1,140)
Oppenheimer Main Street Small Cap Fund®/VA	236,045	189,455	46,590	332,421	152,188	180,233
Oppenheimer MidCap Fund/VA	-	520	(520)	4,230	100	4,130
Oppenheimer Strategic Bond Fund/VA	429	534	(105)	2,831	3,717	(886)
Pax World Funds Series Trust I:						
Pax World Balanced Fund	1,917,060	1,518,986	398,074	1,456,218	1,070,970	385,248
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	6,383,005	3,029,053	3,353,952	1,872,114	1,349,048	523,066
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	150,622	95,568	55,054	229,101	117,129	111,972
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	2,051,135	2,106,780	(55,645)	3,024,096	744,570	2,279,526
Pioneer Equity Income VCT Portfolio - Class I	22,339	101,777	(79,438)	3,785,938	11,822,590	(8,036,652)
Pioneer High Yield VCT Portfolio - Class I	609,690	697,348	(87,658)	878,955	346,365	532,590
Pioneer Mid Cap Value VCT Portfolio - Class I	8,525	35,963	(27,438)	808,549	5,489,676	(4,681,127)
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio	532,282	135,793	396,489	48,932	8,831	40,101
RiverSource Investment Series, Inc.:						
RiverSource Diversified Equity Income Fund - Class R-4	256,781	20,088	236,693	-	-	-
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	102,952	23,436	79,516	-	-	-

| | Year Ended December 31, | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	33,109	27,192	5,917	47,799	48,781	(982)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	1,503	404	1,099	1,127,366	1,124,683	2,683
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	34,265	44,692	(10,427)	39,429	16,711	22,718
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	4,912,843	3,025,426	1,887,417	3,323,277	848,473	2,474,804
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	1,456	633	823	1,484	705	779
Equity Income Portfolio	6,373	10,764	(4,391)	7,478	3,087	4,391
Small Company Growth Portfolio	3,329	1,681	1,648	7,104	1,898	5,206
Wanger Advisors Trust:						
Wanger International	1,134,746	847,490	287,256	1,117,096	201,335	915,761
Wanger Select	2,004,217	1,816,671	187,546	3,483,410	1,088,696	2,394,714
Wanger USA	762,962	547,518	215,444	759,102	501,522	257,580
Washington Mutual Investors Fund℠, Inc.:						
Washington Mutual Investors Fund℠, Inc. - Class R-3	254,746	201,698	53,048	277,535	184,207	93,328
Washington Mutual Investors Fund℠, Inc. - Class R-4	2,584,263	2,507,231	77,032	2,074,064	2,019,305	54,759
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	3,657	1,190	2,467	2,194	88	2,106

9. Unit Summary

Division/Contract	Units	Unit Value	Extended Value
AIM Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP4	2,262.231	$ 10.46	$ 23,663
ING MAP PLUS NP8	1,289.149	10.35	13,343
ING MAP PLUS NP9	1,740.348	10.33	17,978
ING MAP PLUS NP11	11,543.378	10.28	118,666
ING MAP PLUS NP15	17.848	10.18	182
ING MAP PLUS NP25	3,230.491	9.93	32,079
ING MAP PLUS NP26	4.098	9.91	41
ING MAP PLUS NP28	1,564.968	9.86	15,431
ING MAP PLUS NP30	30.956	9.81	304
Qualified XII (1.00)	901.947	11.62	10,481
	22,585.414		$ 232,168
AIM Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	2,334.842	$ 8.69	$ 20,290
AIM Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	602.805	$ 25.33	$ 15,269
ING MAP PLUS NP11	913.840	25.24	23,065
ING MAP PLUS NP17	266.703	24.98	6,662
ING MAP PLUS NP21	828.274	24.80	20,541
ING MAP PLUS NP23	902.254	24.72	22,304
ING MAP PLUS NP26	727.689	24.59	17,894
ING MAP PLUS NP28	303.025	24.50	7,424
ING MAP PLUS NP29	102.265	24.46	2,501
ING MAP PLUS NP30	260.758	24.42	6,368
	4,907.613		$ 122,028
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	9,511.604	$4.01 to $8.14	$ 47,244
Contracts in accumulation period:			
Qualified VI	1,016,485.894	6.54	6,647,818
Qualified VIII	1,779.133	6.53	11,618
Qualified X (1.15)	22,383.309	6.60	147,730
Qualified X (1.25)	101,840.729	6.54	666,038
Qualified XII (0.00)	746.220	7.38	5,507
Qualified XII (0.05)	6,265.229	7.11	44,546
Qualified XII (0.20)	2,277.403	7.24	16,488
Qualified XII (0.25)	240.752	7.21	1,736
Qualified XII (0.30)	33,500.004	7.17	240,195
Qualified XII (0.35)	726.654	7.14	5,188
Qualified XII (0.40)	16,872.461	7.10	119,794
Qualified XII (0.50)	23,865.026	7.03	167,771
Qualified XII (0.55)	22,321.517	7.00	156,251
Qualified XII (0.60)	19,488.792	6.96	135,642
Qualified XII (0.65)	73,508.805	6.93	509,416
Qualified XII (0.70)	53,838.287	6.90	371,484

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares (continued)			
Qualified XII (0.75)	69,732.631	$ 6.86	$ 478,366
Qualified XII (0.80)	103,556.934	6.83	707,294
Qualified XII (0.85)	185,083.679	6.80	1,258,569
Qualified XII (0.90)	7,630.074	6.76	51,579
Qualified XII (0.95)	162,909.314	6.73	1,096,380
Qualified XII (1.00)	208,692.479	6.70	1,398,240
Qualified XII (1.05)	31,256.708	6.67	208,482
Qualified XII (1.10)	51,644.976	6.63	342,406
Qualified XII (1.15)	43,317.374	6.60	285,895
Qualified XII (1.20)	31,562.673	6.57	207,367
Qualified XII (1.25)	51,977.544	6.54	339,933
Qualified XII (1.30)	4,679.393	6.51	30,463
Qualified XII (1.35)	6,682.566	6.48	43,303
Qualified XII (1.40)	12,848.557	6.44	82,745
Qualified XII (1.45)	3,093.339	6.41	19,828
Qualified XII (1.50)	1,273.854	6.38	8,127
Qualified XV	11,558.656	6.71	77,559
Qualified XVI	31,228.951	6.38	199,241
Qualified XVII	817.540	6.54	5,347
Qualified XVIII	3,002.818	6.54	19,638
Qualified XXV	9,264.897	6.81	63,094
Qualified XXVI	4,727.878	6.73	31,819
Qualified XXVII	302,165.874	4.13	1,247,945
Qualified XXXII	1,532.654	7.65	11,725
Qualified XXXVI	1,391.157	7.65	10,642
Qualified XXXVIII	10,104.984	5.60	56,588
Qualified XLIII	1,109.246	5.58	6,190
Qualified LIII	13,181.885	7.90	104,137
Qualified LIV	7,894.954	7.84	61,896
Qualified LVI	14,915.777	7.93	118,282
Qualified LIX	507.783	7.73	3,925
	2,794,998.968		$ 17,871,471
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	40,192.784	$9.19 to $10.02	$ 400,662
Contracts in accumulation period:			
Qualified VI	1,576,598.643	7.33	11,556,468
Qualified VIII	4.083	7.33	30
Qualified X (1.15)	33,778.666	7.40	249,962
Qualified X (1.25)	96,277.832	7.33	705,717
Qualified XII (0.00)	386.406	8.28	3,199
Qualified XII (0.05)	15,072.452	7.98	120,278
Qualified XII (0.10)	8.649	8.20	71
Qualified XII (0.20)	5,627.032	8.12	45,692
Qualified XII (0.25)	59.715	8.08	483
Qualified XII (0.30)	60,384.812	8.04	485,494
Qualified XII (0.35)	2,046.544	8.00	16,372

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity Fund - Series I Shares			
(continued)			
Qualified XII (0.40)	14,949.729	$ 7.96	$ 119,000
Qualified XII (0.50)	34,384.455	7.89	271,293
Qualified XII (0.55)	54,037.396	7.85	424,194
Qualified XII (0.60)	41,182.708	7.81	321,637
Qualified XII (0.65)	48,014.799	7.77	373,075
Qualified XII (0.70)	62,974.940	7.73	486,796
Qualified XII (0.75)	96,141.968	7.70	740,293
Qualified XII (0.80)	193,666.698	7.66	1,483,487
Qualified XII (0.85)	199,412.807	7.62	1,519,526
Qualified XII (0.90)	9,414.225	7.59	71,454
Qualified XII (0.95)	215,265.995	7.55	1,625,258
Qualified XII (1.00)	481,590.988	7.51	3,616,748
Qualified XII (1.05)	86,233.914	7.48	645,030
Qualified XII (1.10)	63,604.590	7.44	473,218
Qualified XII (1.15)	39,837.982	7.40	294,801
Qualified XII (1.20)	44,763.802	7.37	329,909
Qualified XII (1.25)	62,944.889	7.33	461,386
Qualified XII (1.30)	3,168.251	7.30	23,128
Qualified XII (1.35)	10,489.865	7.26	76,156
Qualified XII (1.40)	19,761.501	7.23	142,876
Qualified XII (1.45)	2,458.149	7.19	17,674
Qualified XII (1.50)	2,673.697	7.16	19,144
Qualified XV	6,036.454	7.53	45,455
Qualified XVI	37,028.947	7.16	265,127
Qualified XVII	2,182.548	7.34	16,020
Qualified XVIII	5,002.014	7.34	36,715
Qualified XXV	19,916.885	7.64	152,165
Qualified XXVI	4,209.624	7.55	31,783
Qualified XXVII	535,570.594	5.93	3,175,934
Qualified XXXII	856.377	9.85	8,435
Qualified XXXIII (0.65)	659.484	10.08	6,648
Qualified XXXVI	1,678.856	10.16	17,057
Qualified XXXVIII	25,941.121	6.87	178,216
Qualified XLIII	122.841	6.85	841
Qualified LIII	33,696.777	9.49	319,782
Qualified LIV	5,241.761	9.43	49,430
Qualified LVI	16,969.652	9.53	161,721
Qualified LIX	6,660.733	10.25	68,273
	4,319,185.634		$ 31,654,113

Division/Contract	Units	Unit Value		Extended Value	
AllianceBernstein Growth and Income Fund, Inc. -					
Class A					
Contracts in accumulation period:					
ING MAP PLUS NP11	6,592.785	$	7.94	$	52,347
ING MAP PLUS NP15	61.853		7.87		487
ING MAP PLUS NP17	1,761.494		7.83		13,793
ING MAP PLUS NP18	6,124.347		7.81		47,831
ING MAP PLUS NP22	800.376		7.73		6,187
ING MAP PLUS NP23	1,978.971		7.71		15,258
ING MAP PLUS NP26	1,058.748		7.66		8,110
ING MAP PLUS NP28	212.024		7.62		1,616
	18,590.598			$	145,629
AllianceBernstein Growth and Income Portfolio -					
Class A					
Contracts in accumulation period:					
Qualified X (1.15)	24,218.846	$	8.24	$	199,563
Qualified X (1.25)	20,172.820		8.20		165,417
Qualified XVIII	718.472		8.30		5,963
	45,110.138			$	370,943
Allianz NFJ Large-Cap Value Fund - Institutional Class					
Contracts in accumulation period:					
Qualified VI	426.499	$	6.09	$	2,597
Qualified XLII	88,909.379		6.14		545,904
Qualified LIV	5,201.298		6.11		31,780
	94,537.176			$	580,281
Allianz NFJ Small-Cap Value Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP8	64.746	$	12.02	$	778
ING MAP PLUS NP9	1,220.794		11.99		14,637
ING MAP PLUS NP14	3,225.812		11.84		38,194
ING MAP PLUS NP15	569.988		11.81		6,732
ING MAP PLUS NP17	0.466		11.75		5
ING MAP PLUS NP18	16,744.725		11.72		196,248
ING MAP PLUS NP21	6,834.265		11.64		79,551
	28,660.796			$	336,145
Amana Growth Fund					
Contracts in accumulation period:					
Qualified XII (0.05)	4,928.827	$	7.36	$	36,276
Amana Income Fund					
Contracts in accumulation period:					
Qualified XII (0.05)	5,713.198	$	8.12	$	46,391

Division/Contract	Units	Unit Value		Extended Value	
American Balanced Fund® - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP1	8,669.980	$	9.59	$	83,145
ING MAP PLUS NP3	13,348.398		9.55		127,477
ING MAP PLUS NP4	2,412.104		9.52		22,963
ING MAP PLUS NP6	41,107.572		9.48		389,700
ING MAP PLUS NP8	10,046.818		9.43		94,741
ING MAP PLUS NP9	24,621.701		9.41		231,690
ING MAP PLUS NP10	17,376.093		9.38		162,988
ING MAP PLUS NP11	2,361.908		9.36		22,107
ING MAP PLUS NP14	67,763.794		9.29		629,526
ING MAP PLUS NP15	28,336.174		9.27		262,676
ING MAP PLUS NP16	29,721.538		9.25		274,924
ING MAP PLUS NP17	8,384.995		9.22		77,310
ING MAP PLUS NP18	4,757.975		9.20		43,773
ING MAP PLUS NP19	34,461.526		9.18		316,357
ING MAP PLUS NP20	65,199.024		9.16		597,223
ING MAP PLUS NP21	38,848.811		9.13		354,690
ING MAP PLUS NP23	8,466.691		9.09		76,962
ING MAP PLUS NP25	1,754.931		9.05		15,882
ING MAP PLUS NP26	5,694.125		9.02		51,361
ING MAP PLUS NP27	6,033.063		9.00		54,298
ING MAP PLUS NP28	19,030.982		8.98		170,898
ING MAP PLUS NP29	592.781		8.96		5,311
	438,990.984			$	4,066,002
American Century Income & Growth Fund - A Class					
Contracts in accumulation period:					
Qualified XII (1.00)	279.684	$	23.62	$	6,606
Qualified XXVII	484,137.556		7.64		3,698,811
	484,417.240			$	3,705,417
Ariel Appreciation Fund					
Contracts in accumulation period:					
ING MAP PLUS NP9	15,380.234	$	7.09	$	109,046
ING MAP PLUS NP11	90.465		7.05		638
ING MAP PLUS NP14	14,898.756		7.00		104,291
ING MAP PLUS NP15	9,779.711		6.98		68,262
ING MAP PLUS NP17	5,307.875		6.95		36,890
ING MAP PLUS NP18	887.680		6.93		6,152
ING MAP PLUS NP19	104.744		6.92		725
ING MAP PLUS NP22	944.666		6.86		6,480
ING MAP PLUS NP23	6,410.111		6.85		43,909
ING MAP PLUS NP26	130.713		6.80		889
ING MAP PLUS NP28	355.201		6.76		2,401
ING MAP PLUS NP29	1,346.203		6.75		9,087
ING MAP PLUS NP30	80.024		6.73		539
ING MAP PLUS NP32	90.931		6.70		609
ING MAP PLUS NP36	829.265		6.63		5,498
	56,636.579			$	395,416

Division/Contract	Units	Unit Value	Extended Value
Ariel Fund			
Contracts in accumulation period:			
ING MAP PLUS NP6	98.544	$ 6.51	$ 642
ING MAP PLUS NP8	1,375.167	6.48	8,911
ING MAP PLUS NP9	17,660.302	6.46	114,086
ING MAP PLUS NP14	2,780.956	6.38	17,743
ING MAP PLUS NP15	24,153.085	6.37	153,855
ING MAP PLUS NP17	11,034.789	6.34	69,961
ING MAP PLUS NP18	3,705.396	6.32	23,418
ING MAP PLUS NP19	12,232.208	6.30	77,063
ING MAP PLUS NP20	10,131.429	6.29	63,727
ING MAP PLUS NP21	1,902.738	6.27	11,930
ING MAP PLUS NP22	537.832	6.26	3,367
ING MAP PLUS NP23	8,732.276	6.24	54,489
ING MAP PLUS NP24	1,582.348	6.23	9,858
ING MAP PLUS NP26	1,637.676	6.20	10,154
ING MAP PLUS NP27	181.662	6.18	1,123
ING MAP PLUS NP28	210.073	6.17	1,296
ING MAP PLUS NP29	1,638.135	6.15	10,075
ING MAP PLUS NP30	1,078.376	6.14	6,621
	100,672.992		$ 638,319
Artisan International Fund - Investor Shares			
Contracts in accumulation period:			
Qualified VI	20,632.354	$ 5.56	$ 114,716
Qualified XII (0.30)	7,259.493	5.82	42,250
Qualified XII (0.40)	31.714	5.81	184
Qualified XII (0.50)	3,807.612	5.80	22,084
Qualified XII (0.65)	27.207	5.79	158
Qualified XII (0.70)	430.604	5.78	2,489
Qualified XII (0.80)	326.366	5.77	1,883
Qualified XII (0.85)	7,622.929	5.77	43,984
Qualified XII (0.90)	365.622	5.76	2,106
Qualified XII (0.95)	1,181.972	5.76	6,808
Qualified XII (1.00)	9,978.089	5.76	57,474
Qualified XII (1.05)	166.431	5.75	957
Qualified XII (1.10)	334.452	5.75	1,923
Qualified XII (1.15)	5.575	5.74	32
Qualified XII (1.20)	469.681	5.74	2,696
Qualified XII (1.25)	1,879.545	5.73	10,770
Qualified XV	128.022	5.57	713
Qualified XVI	546.470	5.55	3,033
Qualified XXV	64.211	5.58	358
Qualified XXXVIII	47.763	5.61	268
Qualified LIII	884.506	5.59	4,944
Qualified LIV	790.699	5.58	4,412
	56,981.317		$ 324,242

Division/Contract	Units	Unit Value	Extended Value
The Bond Fund of America^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
Qualified VI	82,234.641	$ 8.70	$ 715,441
Qualified XII (0.30)	136.322	8.75	1,193
Qualified XII (0.40)	1,903.399	8.74	16,636
Qualified XII (0.50)	1,853.725	8.74	16,202
Qualified XII (0.55)	54.273	8.73	474
Qualified XII (0.60)	357.377	8.73	3,120
Qualified XII (0.65)	783.233	8.73	6,838
Qualified XII (0.70)	761.706	8.73	6,650
Qualified XII (0.75)	20,904.534	8.72	182,288
Qualified XII (0.80)	13,168.701	8.72	114,831
Qualified XII (0.85)	24,007.122	8.72	209,342
Qualified XII (0.90)	961.915	8.71	8,378
Qualified XII (0.95)	12,918.268	8.71	112,518
Qualified XII (1.00)	40,459.385	8.71	352,401
Qualified XII (1.05)	375.247	8.71	3,268
Qualified XII (1.10)	5,339.917	8.70	46,457
Qualified XII (1.15)	3,460.989	8.70	30,111
Qualified XII (1.20)	3,389.545	8.70	29,489
Qualified XII (1.25)	1,634.444	8.70	14,220
Qualified XII (1.35)	0.381	8.69	3
Qualified XII (1.40)	60.878	8.69	529
Qualified XII (1.45)	39.608	8.68	344
Qualified XV	668.380	8.71	5,822
Qualified XVI	336.695	8.68	2,923
Qualified XXVI	13.310	8.71	116
Qualified XXXVIII	4.617	8.77	40
Qualified LIII	16.072	8.74	140
Qualified LIV	5,683.789	8.72	49,563
	221,528.473		$ 1,929,337
Calvert Social Balanced Portfolio			
Currently payable annuity contracts:	9,957.727	$7.95 to $8.55	$ 84,364
Contracts in accumulation period:			
ING Custom Choice 62	842.457	8.34	7,026
Qualified V	485.528	16.90	8,205
Qualified VI	623,035.692	16.83	10,485,691
Qualified VIII	5,009.135	15.28	76,540
Qualified X (1.15)	5,010.648	8.72	43,693
Qualified X (1.25)	63,181.760	8.63	545,259
Qualified XII (0.00)	785.823	10.00	7,858
Qualified XII (0.05)	6,590.400	18.48	121,791
Qualified XII (0.20)	3,290.328	9.79	32,212
Qualified XII (0.25)	99.966	9.74	974
Qualified XII (0.30)	7,775.976	9.69	75,349
Qualified XII (0.35)	210.737	9.64	2,032
Qualified XII (0.40)	5,470.827	13.40	73,309
Qualified XII (0.50)	11,277.386	9.71	109,503

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced Portfolio (continued)			
Qualified XII (0.55)	9,755.015	$ 9.44	$ 92,087
Qualified XII (0.60)	17,132.674	9.39	160,876
Qualified XII (0.65)	61,197.758	9.34	571,587
Qualified XII (0.70)	86,794.771	9.29	806,323
Qualified XII (0.75)	63,654.731	9.24	588,170
Qualified XII (0.80)	100,175.518	9.67	968,697
Qualified XII (0.85)	139,551.037	12.83	1,790,440
Qualified XII (0.90)	9,420.914	9.50	89,499
Qualified XII (0.95)	117,437.198	12.67	1,487,929
Qualified XII (1.00)	274,305.777	12.59	3,453,510
Qualified XII (1.05)	12,995.786	12.51	162,577
Qualified XII (1.10)	34,686.078	12.43	431,148
Qualified XII (1.15)	11,283.081	12.35	139,346
Qualified XII (1.20)	6,664.840	12.28	81,844
Qualified XII (1.25)	35,566.454	12.20	433,911
Qualified XII (1.30)	245.851	12.12	2,980
Qualified XII (1.35)	2,661.819	12.05	32,075
Qualified XII (1.40)	15,212.955	11.97	182,099
Qualified XII (1.45)	2,076.890	11.89	24,694
Qualified XII (1.50)	177.629	11.82	2,100
Qualified XV	3,789.186	17.45	66,121
Qualified XVI	29,852.889	16.34	487,796
Qualified XVII	510.899	16.83	8,598
Qualified XVIII	4,332.574	8.63	37,390
Qualified XXV	4,075.676	17.54	71,487
Qualified XXVII	403,348.769	22.80	9,196,352
Qualified XXVIII	102,579.385	22.60	2,318,294
Qualified XXXII	490.067	8.42	4,126
Qualified XXXVI	533.882	8.80	4,698
Qualified XXXVIII	57,871.735	6.80	393,528
Qualified LVI	5,775.699	8.26	47,707
Qualified LIII	1,955.363	8.23	16,093
Qualified LIV	7,659.781	8.17	62,580
	2,366,797.071		$ 35,890,468
Columbia^SM Acorn Fund® - Class Z			
Contracts in accumulation period:			
Qualified VI	1,927.563	$ 6.34	$ 12,221
Qualified XV	579.841	6.35	3,682
Qualified XLII	123,561.124	6.39	789,556
Qualified XLIII	271.413	6.37	1,729
	126,339.941		$ 807,188

Division/Contract	Units	Unit Value	Extended Value
Columbia Mid Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	493.426	$ 6.11	$ 3,015
ING MAP PLUS NP15	53.581	6.09	326
ING MAP PLUS NP28	178.468	6.07	1,083
Qualified VI	16,917.712	6.08	102,860
Qualified XII (0.00)	1,776.656	6.13	10,891
Qualified XII (0.30)	649.706	6.12	3,976
Qualified XII (0.50)	239.064	6.11	1,461
Qualified XII (0.55)	1,035.386	6.11	6,326
Qualified XII (0.60)	81.669	6.11	499
Qualified XII (0.65)	23.959	6.10	146
Qualified XII (0.70)	17.275	6.10	105
Qualified XII (0.75)	1,333.552	6.10	8,135
Qualified XII (0.80)	1,033.082	6.10	6,302
Qualified XII (0.85)	7,723.462	6.10	47,113
Qualified XII (0.90)	173.305	6.09	1,055
Qualified XII (0.95)	1,681.514	6.09	10,240
Qualified XII (1.00)	44,363.897	6.09	270,176
Qualified XII (1.10)	1,664.452	6.09	10,137
Qualified XII (1.15)	1,633.058	6.08	9,929
Qualified XII (1.20)	1,085.972	6.08	6,603
Qualified XII (1.25)	1,165.776	6.08	7,088
Qualified XXI	168,795.015	6.10	1,029,650
Qualified XXV	285.610	6.10	1,742
Qualified XXVI	4.194	6.09	26
Qualified LIII	452.872	6.11	2,767
Qualified LIV	5,054.405	6.10	30,832
Qualified LVI	398.250	6.12	2,437
	258,315.318		$ 1,574,920
Columbia Mid Cap Value Fund - Class Z			
Contracts in accumulation period:			
Qualified XLII	89,751.992	6.14	551,077
Qualified LIV	1,630.339	$ 6.11	$ 9,961
	91,382.331		$ 561,038
DWS Equity 500 Index Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	17,680.032	$ 9.51	$ 168,137

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	73,097.230	$ 11.98	$ 875,705
ING MAP PLUS NP4	20,169.731	11.89	239,818
ING MAP PLUS NP6	29,507.784	11.83	349,077
ING MAP PLUS NP8	86,788.390	11.77	1,021,499
ING MAP PLUS NP9	54,286.561	11.74	637,324
ING MAP PLUS NP10	9,008.990	11.71	105,495
ING MAP PLUS NP11	28,231.565	11.69	330,027
ING MAP PLUS NP12	22,504.669	11.66	262,404
ING MAP PLUS NP13	8,988.259	11.63	104,533
ING MAP PLUS NP14	56,412.028	11.60	654,380
ING MAP PLUS NP15	70,564.979	11.57	816,437
ING MAP PLUS NP16	29,008.234	11.54	334,755
ING MAP PLUS NP17	19,775.667	11.52	227,816
ING MAP PLUS NP18	2,740.306	11.49	31,486
ING MAP PLUS NP19	21,096.061	11.46	241,761
ING MAP PLUS NP20	391.487	11.43	4,475
ING MAP PLUS NP21	17,628.519	11.40	200,965
ING MAP PLUS NP22	13,673.294	11.37	155,465
ING MAP PLUS NP23	23,617.788	11.35	268,062
ING MAP PLUS NP24	5,113.069	11.32	57,880
ING MAP PLUS NP25	204.993	11.29	2,314
ING MAP PLUS NP26	9,893.079	11.26	111,396
ING MAP PLUS NP28	11,907.452	11.21	133,483
ING MAP PLUS NP29	4,073.167	11.18	45,538
ING MAP PLUS NP30	1,889.916	11.15	21,073
ING MAP PLUS NP32	1,381.716	11.10	15,337
ING MAP PLUS NP36	343.555	10.99	3,776
	622,298.489		$ 7,252,281
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	12,699.257	$ 11.82	$ 150,105
Qualified V	2,530.130	11.27	28,515
Qualified VI	3,083,530.379	11.35	34,998,070
Qualified XII (0.00)	24,302.083	12.03	292,354
Qualified XII (0.05)	252,788.818	12.00	3,033,466
Qualified XII (0.10)	66.169	11.98	793
Qualified XII (0.25)	258.760	11.89	3,077
Qualified XII (0.30)	197,718.831	11.86	2,344,945
Qualified XII (0.35)	3,482.182	11.84	41,229
Qualified XII (0.40)	39,583.838	11.81	467,485
Qualified XII (0.50)	1,541,792.983	11.75	18,116,068
Qualified XII (0.55)	119,192.448	11.73	1,398,127
Qualified XII (0.60)	48,805.382	11.70	571,023
Qualified XII (0.65)	247,467.308	11.67	2,887,943
Qualified XII (0.70)	297,411.430	11.65	3,464,843
Qualified XII (0.75)	953,033.541	11.62	11,074,250

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4 (continued)			
Qualified XII (0.80)	571,656.608	$ 11.59	$ 6,625,500
Qualified XII (0.85)	457,663.593	11.56	5,290,591
Qualified XII (0.90)	48,357.953	11.54	558,051
Qualified XII (0.95)	450,088.871	11.51	5,180,523
Qualified XII (1.00)	2,509,419.156	11.48	28,808,132
Qualified XII (1.05)	66,849.757	11.46	766,098
Qualified XII (1.10)	66,317.801	11.43	758,012
Qualified XII (1.15)	128,680.898	11.40	1,466,962
Qualified XII (1.20)	9,980.151	11.38	113,574
Qualified XII (1.25)	127,676.334	11.35	1,449,126
Qualified XII (1.30)	559.694	11.32	6,336
Qualified XII (1.35)	4,955.935	11.30	56,002
Qualified XII (1.40)	17,474.067	11.27	196,933
Qualified XII (1.45)	1,623.763	11.24	18,251
Qualified XII (1.50)	808.946	11.22	9,076
Qualified XV	8,650.940	11.51	99,572
Qualified XVI	68,762.362	11.22	771,514
Qualified XVII	604.380	11.44	6,914
Qualified XXI	27,027.068	11.59	313,244
Qualified XXV	11,207.015	11.63	130,338
Qualified XXVI	2,133.031	11.56	24,658
Qualified XXVII	2,180,851.956	10.10	22,026,605
Qualified XXXIII (0.65)	2,092.970	12.16	25,451
Qualified XXXVIII	72,952.808	5.89	429,692
Qualified XLIII	5,628.306	5.88	33,094
Qualified LIII	10,110.433	10.45	105,654
Qualified LIV	136,956.741	10.38	1,421,611
Qualified LVI	15,538.717	10.50	163,157
Qualified LIX	2,624.624	11.85	31,102
	13,831,918.417		$ 155,758,066
Evergreen Special Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	3,368.293	$ 9.58	$ 32,268
ING MAP PLUS NP9	5,092.119	9.55	48,630
ING MAP PLUS NP11	967.550	9.51	9,201
ING MAP PLUS NP14	133.779	9.44	1,263
ING MAP PLUS NP16	29.188	9.39	274
ING MAP PLUS NP17	6,068.212	9.37	56,859
ING MAP PLUS NP19	5,059.803	9.32	47,157
ING MAP PLUS NP25	1,802.764	9.18	16,549
ING MAP PLUS NP26	1,515.754	9.16	13,884
ING MAP PLUS NP27	240.894	9.14	2,202
Qualified V	717.558	14.36	10,304
Qualified VI	800,543.014	14.55	11,647,901
Qualified XII (0.10)	14.401	16.03	231
Qualified XII (0.30)	52,238.502	15.76	823,279
Qualified XII (0.40)	23,182.473	15.63	362,342

Division/Contract	Units	Unit Value	Extended Value
Evergreen Special Values Fund - Class A (continued)			
Qualified XII (0.50)	6,633.638	$ 15.50	$ 102,821
Qualified XII (0.55)	19,571.086	15.43	301,982
Qualified XII (0.60)	12,045.427	15.37	185,138
Qualified XII (0.65)	2,997.688	15.30	45,865
Qualified XII (0.70)	29,935.576	15.24	456,218
Qualified XII (0.75)	204,611.032	15.18	3,105,995
Qualified XII (0.80)	13,390.680	15.11	202,333
Qualified XII (0.85)	102,484.348	15.05	1,542,389
Qualified XII (0.90)	36,985.509	14.99	554,413
Qualified XII (0.95)	105,233.275	14.92	1,570,080
Qualified XII (1.00)	555,936.045	14.86	8,261,210
Qualified XII (1.05)	34,945.377	14.80	517,192
Qualified XII (1.10)	20,994.858	14.74	309,464
Qualified XII (1.15)	46,123.181	14.68	677,088
Qualified XII (1.20)	5,470.192	14.61	79,920
Qualified XII (1.25)	38,157.158	14.55	555,187
Qualified XII (1.30)	3,296.159	14.49	47,761
Qualified XII (1.35)	82.699	14.43	1,193
Qualified XII (1.40)	3,075.493	14.37	44,195
Qualified XII (1.45)	786.008	14.31	11,248
Qualified XII (1.50)	20.685	14.25	295
Qualified XVI	15,303.832	14.25	218,080
Qualified XVII	406.810	14.55	5,919
Qualified XXVII	2,033,089.813	14.72	29,927,082
Qualified XXXVIII	1,509.081	6.42	9,688
Qualified LIV	40,773.515	8.61	351,060
	4,234,833.469		$ 62,156,160
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	281,683.616	$7.51 to $8.37	$ 2,352,491
Contracts in accumulation period:			
ING Custom Choice 62	1,747.676	7.96	13,912
ING MAP PLUS NP1	13,255.538	8.00	106,044
ING MAP PLUS NP8	13,546.646	7.86	106,477
ING MAP PLUS NP9	5,035.814	7.84	39,481
ING MAP PLUS NP11	10,882.473	7.80	84,883
ING MAP PLUS NP12	27,356.222	7.78	212,831
ING MAP PLUS NP13	108.394	7.76	841
ING MAP PLUS NP14	1,381.769	7.74	10,695
ING MAP PLUS NP15	8,676.124	7.73	67,066
ING MAP PLUS NP16	990.649	7.71	7,638
ING MAP PLUS NP19	8,371.080	7.65	64,039
ING MAP PLUS NP21	17.635	7.61	134
ING MAP PLUS NP22	1,980.781	7.59	15,034
ING MAP PLUS NP23	8,301.016	7.57	62,839
ING MAP PLUS NP24	768.463	7.56	5,810
ING MAP PLUS NP25	831.849	7.54	6,272

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
ING MAP PLUS NP26	3,798.565	$ 7.52	$ 28,565
ING MAP PLUS NP28	3,199.154	7.48	23,930
ING MAP PLUS NP29	2,701.847	7.46	20,156
ING MAP PLUS NP30	1,933.693	7.45	14,406
ING MAP PLUS NP32	27.238	7.41	202
ING MAP PLUS NP36	971.309	7.34	7,129
Qualified V	2,360.686	14.73	34,773
Qualified VI	3,663,836.011	15.10	55,323,924
Qualified VIII	5,813.772	15.03	87,381
Qualified X (1.15)	275,725.304	19.17	5,285,654
Qualified X (1.25)	309,037.727	18.89	5,837,723
Qualified XII (0.00)	25,570.614	9.80	250,592
Qualified XII (0.05)	134,256.917	16.59	2,227,322
Qualified XII (0.10)	321.593	9.69	3,116
Qualified XII (0.20)	60,756.209	9.59	582,652
Qualified XII (0.25)	11,805.416	9.54	112,624
Qualified XII (0.30)	292,020.925	9.49	2,771,279
Qualified XII (0.35)	11,582.174	9.44	109,336
Qualified XII (0.40)	125,190.309	14.30	1,790,221
Qualified XII (0.45)	47.227	9.34	441
Qualified XII (0.50)	1,444,799.374	9.66	13,956,762
Qualified XII (0.55)	142,179.299	9.24	1,313,737
Qualified XII (0.60)	83,732.898	9.19	769,505
Qualified XII (0.65)	398,153.865	9.14	3,639,126
Qualified XII (0.70)	343,186.738	9.09	3,119,567
Qualified XII (0.75)	460,360.136	9.05	4,166,259
Qualified XII (0.80)	864,138.844	9.82	8,485,843
Qualified XII (0.85)	442,827.336	13.70	6,066,735
Qualified XII (0.90)	57,482.485	9.56	549,533
Qualified XII (0.95)	721,774.214	13.53	9,765,605
Qualified XII (1.00)	1,319,771.083	13.44	17,737,723
Qualified XII (1.05)	125,298.708	13.36	1,673,991
Qualified XII (1.10)	142,173.164	13.27	1,886,638
Qualified XII (1.15)	132,451.011	13.19	1,747,029
Qualified XII (1.20)	42,895.330	13.11	562,358
Qualified XII (1.25)	156,680.184	13.02	2,039,976
Qualified XII (1.30)	9,766.014	12.94	126,372
Qualified XII (1.35)	2,620.621	12.86	33,701
Qualified XII (1.40)	18,963.088	12.78	242,348
Qualified XII (1.45)	8,034.228	12.70	102,035
Qualified XII (1.50)	2,271.189	12.62	28,662
Qualified XV	28,603.612	15.65	447,647
Qualified XVI	124,935.314	14.66	1,831,552
Qualified XVII	2,552.451	15.10	38,542
Qualified XVIII	16,919.646	18.89	319,612
Qualified XXV	17,196.219	15.73	270,497
Qualified XXVI	9,292.551	15.54	144,406

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified XXVII	1,985,243.381	$ 16.14	$ 32,041,828
Qualified XXVIII	1,243,575.268	16.00	19,897,204
Qualified XXXII	22,881.557	8.15	186,485
Qualified XXXVI	33,843.129	8.51	288,005
Qualified XXXVIII	65,062.022	5.48	356,540
Qualified XLIII	12,675.910	5.46	69,210
Qualified LIII	82,882.919	7.68	636,541
Qualified LIV	63,468.779	7.63	484,267
Qualified LVI	68,689.693	7.71	529,598
Qualified LIX	10,202.456	8.59	87,639
	16,023,477.151		$ 213,310,991
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:	54,070.884	$ 7.67	$ 414,724
Contracts in accumulation period:			
ING Custom Choice 62	4,448.433	7.71	34,297
ING MAP PLUS NP1	11,648.697	7.39	86,084
ING MAP PLUS NP9	1,935.207	7.25	14,030
ING MAP PLUS NP11	4,255.577	7.21	30,683
ING MAP PLUS NP21	3,414.697	7.04	24,039
ING MAP PLUS NP23	1,868.481	7.00	13,079
ING MAP PLUS NP25	994.996	6.97	6,935
ING MAP PLUS NP26	903.114	6.95	6,277
ING MAP PLUS NP30	90.062	6.89	621
Qualified V	938.779	12.28	11,528
Qualified VI	4,753,254.647	12.40	58,940,358
Qualified VIII	6,672.295	12.54	83,671
Qualified X (1.15)	319,697.004	17.49	5,591,501
Qualified X (1.25)	369,712.363	17.24	6,373,841
Qualified XII (0.00)	29,445.853	8.95	263,540
Qualified XII (0.05)	28,403.873	13.62	386,861
Qualified XII (0.10)	194.225	8.86	1,721
Qualified XII (0.20)	73,657.216	8.76	645,237
Qualified XII (0.25)	8,551.658	8.72	74,570
Qualified XII (0.30)	409,764.859	8.67	3,552,661
Qualified XII (0.35)	25,554.167	8.63	220,532
Qualified XII (0.40)	59,880.254	12.35	739,521
Qualified XII (0.45)	277.836	8.53	2,370
Qualified XII (0.50)	327,083.383	8.91	2,914,313
Qualified XII (0.55)	227,708.378	8.44	1,921,859
Qualified XII (0.60)	222,467.302	8.40	1,868,725
Qualified XII (0.65)	757,025.953	8.35	6,321,167
Qualified XII (0.70)	393,530.369	8.31	3,270,237
Qualified XII (0.75)	639,980.883	8.27	5,292,642
Qualified XII (0.80)	645,218.893	9.01	5,813,422
Qualified XII (0.85)	732,400.454	11.83	8,664,297
Qualified XII (0.90)	71,973.515	8.70	626,170

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class **(continued)**			
Qualified XII (0.95)	635,450.280	$ 11.68	$ 7,422,059
Qualified XII (1.00)	1,795,843.944	11.60	20,831,790
Qualified XII (1.05)	104,015.605	11.53	1,199,300
Qualified XII (1.10)	200,468.654	11.46	2,297,371
Qualified XII (1.15)	137,893.569	11.39	1,570,608
Qualified XII (1.20)	59,659.739	11.31	674,752
Qualified XII (1.25)	134,845.488	11.24	1,515,663
Qualified XII (1.30)	10,510.198	11.17	117,399
Qualified XII (1.35)	9,925.465	11.10	110,173
Qualified XII (1.40)	23,970.782	11.03	264,398
Qualified XII (1.45)	6,224.118	10.96	68,216
Qualified XII (1.50)	6,515.799	10.89	70,957
Qualified XV	33,603.552	12.85	431,806
Qualified XVI	146,277.500	12.04	1,761,181
Qualified XVII	2,772.702	12.40	34,382
Qualified XVIII	22,296.882	17.24	384,398
Qualified XXI	95,499.201	13.04	1,245,310
Qualified XXV	46,505.834	12.92	600,855
Qualified XXVI	20,053.927	12.76	255,888
Qualified XXXII	26,649.735	7.61	202,804
Qualified XXXVI	41,426.123	7.07	292,883
Qualified XXXVIII	159,854.829	5.16	824,851
Qualified XLIII	23,297.691	5.14	119,750
Qualified LIII	118,136.633	8.02	947,456
Qualified LIV	66,033.146	7.97	526,284
Qualified LVI	107,871.241	8.05	868,363
Qualified LIX	34,308.499	7.13	244,620
	14,256,935.443		$ 159,095,030
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	6,417.612	$7.94 to $8.31	$ 53,294
Contracts in accumulation period:			
Qualified XXVII	491,879.034	7.65	3,762,875
Qualified XXVIII	158,302.706	7.58	1,199,935
	656,599.352		$ 5,016,104

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified V	722.811	$ 12.92	$ 9,339
Qualified VI	762,219.628	13.20	10,061,299
Qualified VIII	645.153	13.18	8,503
Qualified X (1.15)	75,548.030	13.80	1,042,563
Qualified X (1.25)	95,291.706	13.60	1,295,967
Qualified XII (0.00)	3,365.685	10.37	34,902
Qualified XII (0.05)	42,653.783	14.49	618,053
Qualified XII (0.20)	39,505.860	10.15	400,984
Qualified XII (0.25)	3,419.266	10.10	34,535
Qualified XII (0.30)	46,046.506	10.04	462,307
Qualified XII (0.35)	6,359.448	9.99	63,531
Qualified XII (0.40)	14,940.461	13.85	206,925
Qualified XII (0.45)	15.861	9.88	157
Qualified XII (0.50)	50,711.924	10.60	537,546
Qualified XII (0.55)	19,242.475	9.78	188,191
Qualified XII (0.60)	8,352.945	9.73	81,274
Qualified XII (0.65)	204,170.979	9.68	1,976,375
Qualified XII (0.70)	41,797.774	9.62	402,095
Qualified XII (0.75)	84,325.558	9.57	806,996
Qualified XII (0.80)	139,619.531	10.64	1,485,552
Qualified XII (0.85)	126,656.296	13.27	1,680,729
Qualified XII (0.90)	11,257.180	10.55	118,763
Qualified XII (0.95)	66,559.139	13.10	871,925
Qualified XII (1.00)	136,696.412	13.02	1,779,787
Qualified XII (1.05)	13,669.223	12.94	176,880
Qualified XII (1.10)	23,844.069	12.85	306,396
Qualified XII (1.15)	17,837.109	12.77	227,780
Qualified XII (1.20)	9,198.076	12.69	116,724
Qualified XII (1.25)	27,668.309	12.61	348,897
Qualified XII (1.30)	2,712.595	12.53	33,989
Qualified XII (1.35)	645.773	12.45	8,040
Qualified XII (1.40)	4,484.206	12.38	55,514
Qualified XII (1.45)	191.563	12.30	2,356
Qualified XII (1.50)	1,145.993	12.22	14,004
Qualified XV	8,729.828	13.68	119,424
Qualified XVI	26,669.552	12.82	341,904
Qualified XVII	1,749.603	13.20	23,095
Qualified XVIII	4,637.865	13.60	63,075
Qualified XXV	5,770.022	13.75	79,338
Qualified XXVI	1,078.547	13.58	14,647
Qualified XXVII	396,703.152	7.41	2,939,570
Qualified XXXII	2,667.803	10.41	27,772
Qualified XXXVI	4,458.450	11.12	49,578
Qualified XXXVIII	20,252.127	5.51	111,589
Qualified XLIII	1,313.153	5.50	7,222
Qualified LIII	21,329.929	9.56	203,914
Qualified LIV	6,852.517	9.50	65,099
Qualified LVI	14,302.119	9.61	137,443
Qualified LIX	1,975.833	11.23	22,189
	2,600,011.827		$ 29,664,737

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	608,471.243	$ 9.93	$ 6,042,119
Contracts in accumulation period:			
ING Custom Choice 62	32,250.113	9.60	309,601
ING MAP PLUS NP1	165,284.078	9.96	1,646,229
ING MAP PLUS NP3	8,010.109	9.91	79,380
ING MAP PLUS NP4	23,760.378	9.89	234,990
ING MAP PLUS NP6	36,990.957	9.84	363,991
ING MAP PLUS NP8	138,928.095	9.79	1,360,106
ING MAP PLUS NP9	29,734.053	9.77	290,502
ING MAP PLUS NP10	31,158.359	9.74	303,482
ING MAP PLUS NP11	35,797.250	9.72	347,949
ING MAP PLUS NP12	45,441.809	9.70	440,786
ING MAP PLUS NP13	4,741.025	9.67	45,846
ING MAP PLUS NP14	41,443.074	9.65	399,926
ING MAP PLUS NP15	49,359.451	9.62	474,838
ING MAP PLUS NP16	59,626.083	9.60	572,410
ING MAP PLUS NP17	50,972.768	9.58	488,319
ING MAP PLUS NP18	14,139.224	9.55	135,030
ING MAP PLUS NP19	38,373.766	9.53	365,702
ING MAP PLUS NP20	44,556.543	9.51	423,733
ING MAP PLUS NP21	41,660.582	9.48	394,942
ING MAP PLUS NP22	13,269.286	9.46	125,527
ING MAP PLUS NP23	37,908.799	9.44	357,859
ING MAP PLUS NP24	6,404.133	9.41	60,263
ING MAP PLUS NP25	13,788.141	9.39	129,471
ING MAP PLUS NP26	33,294.019	9.37	311,965
ING MAP PLUS NP27	731.620	9.34	6,833
ING MAP PLUS NP28	30,121.627	9.32	280,734
ING MAP PLUS NP29	9,537.576	9.30	88,699
ING MAP PLUS NP30	6,548.106	9.28	60,766
ING MAP PLUS NP32	1,076.882	9.23	9,940
ING MAP PLUS NP35	1,695.055	9.16	15,527
ING MAP PLUS NP36	809.298	9.14	7,397
Qualified V	2,826.102	20.61	58,246
Qualified VI	8,286,539.192	20.92	173,354,400
Qualified VIII	5,872.307	21.04	123,553
Qualified X (1.15)	319,440.433	23.82	7,609,071
Qualified X (1.25)	593,820.158	23.50	13,954,774
Qualified XII (0.00)	48,834.559	13.91	679,289
Qualified XII (0.00)	1,238,584.164	8.16	10,106,847
Qualified XII (0.05)	443,452.942	22.98	10,190,549
Qualified XII (0.10)	183.227	13.77	2,523
Qualified XII (0.20)	211,178.899	13.62	2,876,257
Qualified XII (0.25)	20,555.303	13.55	278,524
Qualified XII (0.30)	694,988.545	13.48	9,368,446
Qualified XII (0.35)	25,934.632	13.41	347,783
Qualified XII (0.40)	150,860.253	20.69	3,121,299

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
Qualified XII (0.45)	1,473.375	$ 13.26	$ 19,537
Qualified XII (0.50)	2,189,446.620	13.78	30,170,574
Qualified XII (0.55)	360,448.799	13.12	4,729,088
Qualified XII (0.60)	275,711.147	13.05	3,598,030
Qualified XII (0.65)	796,911.818	12.99	10,351,885
Qualified XII (0.70)	797,104.900	12.92	10,298,595
Qualified XII (0.75)	1,521,976.631	12.85	19,557,400
Qualified XII (0.80)	1,739,497.372	14.05	24,439,938
Qualified XII (0.85)	884,693.075	19.82	17,534,617
Qualified XII (0.90)	217,735.663	13.58	2,956,850
Qualified XII (0.95)	4,412,465.345	19.57	86,351,947
Qualified XII (1.00)	3,541,959.877	19.45	68,891,120
Qualified XII (1.05)	219,261.167	19.33	4,238,318
Qualified XII (1.10)	238,469.566	19.20	4,578,616
Qualified XII (1.15)	419,212.921	19.08	7,998,583
Qualified XII (1.20)	53,125.016	18.96	1,007,250
Qualified XII (1.25)	332,768.721	18.84	6,269,363
Qualified XII (1.30)	7,531.745	18.72	140,994
Qualified XII (1.35)	4,196.958	18.61	78,105
Qualified XII (1.40)	36,107.142	18.49	667,621
Qualified XII (1.45)	10,582.388	18.37	194,398
Qualified XII (1.50)	6,546.319	18.26	119,536
Qualified XIII	1,958.351	21.72	42,535
Qualified XV	37,172.283	21.69	806,267
Qualified XVI	203,283.903	20.31	4,128,696
Qualified XVII	17,803.336	20.92	372,446
Qualified XVIII	29,551.938	23.50	694,471
Qualified XXI	145,938.081	22.00	3,210,638
Qualified XXV	41,808.539	21.80	911,426
Qualified XXVI	5,982.007	21.53	128,793
Qualified XXVII	4,704,381.455	24.16	113,657,856
Qualified XXVIII	1,380,039.543	23.94	33,038,147
Qualified XXXII	28,661.694	9.92	284,324
Qualified XXXIII (0.65)	103,341.286	11.33	1,170,857
Qualified XXXVI	59,293.066	11.41	676,534
Qualified XXXVIII	324,267.350	5.65	1,832,111
Qualified XLIII	73,289.310	5.64	413,352
Qualified LIII	297,491.043	8.90	2,647,670
Qualified LIV	422,623.643	8.84	3,735,993
Qualified LVI	189,808.532	8.94	1,696,888
Qualified LIX	32,695.793	11.52	376,656
	39,865,571.936		$ 722,264,448
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	3,816,430.431	$ 18.22	$ 69,535,362
Qualified XXVIII	310,462.751	18.05	5,603,853
	4,126,893.182		$ 75,139,215

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Mid Cap Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XII (0.00)	935,267.924	$ 8.56	$ 8,005,893
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Contracts in accumulation period:			
Qualified XXVII	773,803.653	$ 16.10	$ 12,458,239
Qualified XXVIII	194,478.089	15.95	3,101,926
	968,281.742		$ 15,560,165
Mutual Discovery Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP8	25,072.974	$ 13.10	$ 328,456
ING MAP PLUS NP9	21,454.142	13.07	280,406
ING MAP PLUS NP11	19,734.354	13.01	256,744
ING MAP PLUS NP12	8,470.716	12.98	109,950
ING MAP PLUS NP14	2,928.651	12.91	37,809
ING MAP PLUS NP15	11,046.394	12.88	142,278
ING MAP PLUS NP16	2,706.220	12.85	34,775
ING MAP PLUS NP17	5,219.083	12.82	66,909
ING MAP PLUS NP18	14,642.513	12.79	187,278
ING MAP PLUS NP19	14,654.118	12.75	186,840
ING MAP PLUS NP20	21,156.834	12.72	269,115
ING MAP PLUS NP21	2,679.277	12.69	34,000
ING MAP PLUS NP22	94.227	12.66	1,193
ING MAP PLUS NP23	3,777.607	12.63	47,711
ING MAP PLUS NP24	2,555.989	12.60	32,205
ING MAP PLUS NP25	1,129.290	12.57	14,195
ING MAP PLUS NP26	475.002	12.54	5,957
ING MAP PLUS NP27	229.464	12.51	2,871
ING MAP PLUS NP28	1,521.464	12.48	18,988
ING MAP PLUS NP29	662.035	12.45	8,242
ING MAP PLUS NP32	64.904	12.35	802
	160,275.258		$ 2,066,724

Division/Contract	Units	Unit Value		Extended Value	
Franklin Small-Mid Cap Growth Fund - Class A					
Contracts in accumulation period:					
ING MAP PLUS NP3	691.203	$	8.27	$	5,716
ING MAP PLUS NP4	15,083.434		8.25		124,438
ING MAP PLUS NP8	73.812		8.17		603
ING MAP PLUS NP14	545.764		8.05		4,393
ING MAP PLUS NP15	4,996.638		8.03		40,123
ING MAP PLUS NP17	865.454		7.99		6,915
ING MAP PLUS NP18	4,161.861		7.97		33,170
ING MAP PLUS NP19	4.239		7.95		34
ING MAP PLUS NP20	221.518		7.93		1,757
ING MAP PLUS NP21	8,664.930		7.91		68,540
ING MAP PLUS NP22	4,030.776		7.89		31,803
ING MAP PLUS NP23	3,809.431		7.88		30,018
ING MAP PLUS NP25	651.247		7.84		5,106
ING MAP PLUS NP26	3,146.134		7.82		24,603
ING MAP PLUS NP27	1,839.304		7.80		14,347
ING MAP PLUS NP28	506.544		7.78		3,941
ING MAP PLUS NP30	97.827		7.74		757
ING MAP PLUS NP32	20.123		7.70		155
	49,410.239			$	396,419
Franklin Small Cap Value Securities Fund - Class 2					
Currently payable annuity contracts:	94,188.916	$	10.27	$	967,320
Contracts in accumulation period:					
ING Custom Choice 62	820.311		9.80		8,039
ING MAP PLUS NP1	699.023		10.13		7,081
ING MAP PLUS NP4	14,092.661		10.06		141,772
ING MAP PLUS NP6	133.293		10.01		1,334
ING MAP PLUS NP8	32,115.237		9.96		319,868
ING MAP PLUS NP9	2,142.448		9.93		21,275
ING MAP PLUS NP10	47.530		9.91		471
ING MAP PLUS NP11	4,391.492		9.89		43,432
ING MAP PLUS NP12	6,073.508		9.86		59,885
ING MAP PLUS NP13	2,596.063		9.84		25,545
ING MAP PLUS NP14	8,894.142		9.81		87,252
ING MAP PLUS NP15	15,805.168		9.79		154,733
ING MAP PLUS NP16	8,951.490		9.76		87,367
ING MAP PLUS NP17	135.771		9.74		1,322
ING MAP PLUS NP18	1,345.541		9.72		13,079
ING MAP PLUS NP19	567.492		9.69		5,499
ING MAP PLUS NP20	19,120.572		9.67		184,896
ING MAP PLUS NP21	4,104.495		9.65		39,608
ING MAP PLUS NP22	4,006.394		9.62		38,542
ING MAP PLUS NP23	3,547.739		9.60		34,058
ING MAP PLUS NP24	796.556		9.57		7,623
ING MAP PLUS NP26	571.226		9.53		5,444
ING MAP PLUS NP28	1,304.019		9.48		12,362
ING MAP PLUS NP29	439.723		9.46		4,160

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2 (continued)			
ING MAP PLUS NP32	307.023	$ 9.39	$ 2,883
ING MAP PLUS NP35	1,176.680	9.32	10,967
Qualified V	358.983	11.50	4,128
Qualified VI	1,140,863.635	11.64	13,279,653
Qualified X (1.15)	50,835.870	11.73	596,305
Qualified X (1.25)	112,832.299	11.64	1,313,368
Qualified XII (0.00)	1,668.163	12.78	21,319
Qualified XII (0.05)	28,051.487	12.56	352,327
Qualified XII (0.10)	194.188	12.68	2,462
Qualified XII (0.20)	37.403	12.59	471
Qualified XII (0.25)	26.275	12.54	329
Qualified XII (0.30)	159,549.581	12.49	1,992,774
Qualified XII (0.35)	1,088.619	12.45	13,553
Qualified XII (0.40)	27,273.969	12.40	338,197
Qualified XII (0.50)	808,892.708	12.31	9,957,469
Qualified XII (0.55)	32,065.667	12.26	393,125
Qualified XII (0.60)	39,969.791	12.22	488,431
Qualified XII (0.65)	170,768.688	12.17	2,078,255
Qualified XII (0.70)	54,528.954	12.13	661,436
Qualified XII (0.75)	164,813.331	12.08	1,990,945
Qualified XII (0.80)	34,402.786	12.04	414,210
Qualified XII (0.85)	176,258.250	11.99	2,113,336
Qualified XII (0.90)	17,372.552	11.95	207,602
Qualified XII (0.95)	156,837.300	11.90	1,866,364
Qualified XII (1.00)	708,475.746	11.86	8,402,522
Qualified XII (1.05)	27,826.631	11.81	328,633
Qualified XII (1.10)	18,329.424	11.77	215,737
Qualified XII (1.15)	49,190.118	11.73	577,000
Qualified XII (1.20)	16,535.306	11.68	193,132
Qualified XII (1.25)	60,560.456	11.64	704,924
Qualified XII (1.30)	1,662.668	11.60	19,287
Qualified XII (1.35)	504.685	11.55	5,829
Qualified XII (1.40)	3,418.719	11.51	39,349
Qualified XII (1.45)	2,466.582	11.47	28,292
Qualified XII (1.50)	768.439	11.43	8,783
Qualified XIII	17.298	11.90	206
Qualified XV	4,629.338	11.90	55,089
Qualified XVI	23,020.486	11.43	263,124
Qualified XVII	2,177.545	11.64	25,347
Qualified XVIII	3,916.662	11.64	45,590
Qualified XXI	28,953.401	12.04	348,599
Qualified XXV	19,476.614	12.08	235,278
Qualified XXVI	4,239.626	11.95	50,664
Qualified XXVII	379,036.640	13.05	4,946,428
Qualified XXVIII	502,921.711	11.16	5,612,606
Qualified XXXII	1,838.628	10.01	18,405
Qualified XXXIII (0.65)	42,901.993	12.23	524,691

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2 (continued)			
Qualified XXXVIII	5,531.450	$ 6.35	$ 35,125
Qualified XLIII	1,766.303	6.33	11,181
Qualified LIII	20,874.353	8.53	178,058
Qualified LIV	19,671.748	8.48	166,816
Qualified LVI	5,936.630	8.57	50,877
Qualified LIX	764.629	12.44	9,512
	5,364,478.841		$ 63,472,960
Fundamental Investors, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,879.167	$ 6.12	$ 11,501
ING MAP PLUS NP28	308.500	6.08	1,876
	2,187.667		$ 13,377
Fundamental Investors, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	158.413	$ 6.10	$ 966
Qualified VI	325,547.248	6.10	1,985,838
Qualified XII (0.30)	549.308	6.14	3,373
Qualified XII (0.40)	3,433.176	6.13	21,045
Qualified XII (0.50)	4,779.263	6.13	29,297
Qualified XII (0.55)	69.943	6.13	429
Qualified XII (0.60)	3,604.856	6.12	22,062
Qualified XII (0.65)	210.270	6.12	1,287
Qualified XII (0.70)	10,065.366	6.12	61,600
Qualified XII (0.75)	82,594.533	6.12	505,479
Qualified XII (0.80)	64,420.149	6.12	394,251
Qualified XII (0.85)	57,981.758	6.11	354,269
Qualified XII (0.90)	8,431.272	6.11	51,515
Qualified XII (0.95)	49,533.326	6.11	302,649
Qualified XII (1.00)	172,816.257	6.11	1,055,907
Qualified XII (1.05)	2,982.196	6.11	18,221
Qualified XII (1.10)	1,659.862	6.10	10,125
Qualified XII (1.15)	8,490.021	6.10	51,789
Qualified XII (1.20)	255.518	6.10	1,559
Qualified XII (1.25)	4,596.087	6.10	28,036
Qualified XII (1.35)	1.100	6.09	7
Qualified XII (1.40)	17.734	6.09	108
Qualified XVI	4,245.589	6.09	25,856
Qualified XXI	532,614.729	6.12	3,259,602
Qualified XXV	87.675	6.12	537
Qualified XXXVIII	1,185.141	6.15	7,289
Qualified LIII	956.631	6.13	5,864
Qualified LIV	13,283.786	6.12	81,297
	1,354,571.207		$ 8,280,257

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	42,844.858	$ 9.22	$ 395,030
ING MAP PLUS NP4	23,734.745	9.15	217,173
ING MAP PLUS NP6	39,505.582	9.10	359,501
ING MAP PLUS NP8	46,398.700	9.06	420,372
ING MAP PLUS NP9	108,074.790	9.04	976,996
ING MAP PLUS NP10	908.405	9.01	8,185
ING MAP PLUS NP11	82,512.505	8.99	741,787
ING MAP PLUS NP12	39,595.900	8.97	355,175
ING MAP PLUS NP13	13,745.596	8.95	123,023
ING MAP PLUS NP14	97,589.865	8.93	871,477
ING MAP PLUS NP15	88,105.409	8.90	784,138
ING MAP PLUS NP16	45,109.218	8.88	400,570
ING MAP PLUS NP17	38,239.605	8.86	338,803
ING MAP PLUS NP18	58,739.810	8.84	519,260
ING MAP PLUS NP19	55,641.443	8.82	490,758
ING MAP PLUS NP20	89,476.585	8.80	787,394
ING MAP PLUS NP21	38,413.872	8.77	336,890
ING MAP PLUS NP22	22,145.726	8.75	193,775
ING MAP PLUS NP23	56,800.047	8.73	495,864
ING MAP PLUS NP24	4,175.116	8.71	36,365
ING MAP PLUS NP25	2,227.083	8.69	19,353
ING MAP PLUS NP26	6,191.779	8.67	53,683
ING MAP PLUS NP27	329.194	8.65	2,848
ING MAP PLUS NP28	27,134.526	8.62	233,900
ING MAP PLUS NP29	4,708.145	8.60	40,490
ING MAP PLUS NP30	2,966.152	8.58	25,450
ING MAP PLUS NP32	1,486.674	8.54	12,696
ING MAP PLUS NP35	645.397	8.48	5,473
ING MAP PLUS NP36	12.967	8.46	110
Qualified XII (1.00)	44,257.219	7.03	311,128
	1,081,716.913		$ 9,557,667
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	10,181.736	$ 9.05	$ 92,145
Qualified V	5,570.627	8.74	48,687
Qualified VI	4,851,610.259	8.81	42,742,686
Qualified XII (0.00)	18,492.938	9.34	172,724
Qualified XII (0.10)	390.032	9.29	3,623
Qualified XII (0.25)	1,011.069	9.23	9,332
Qualified XII (0.30)	250,524.812	9.21	2,307,334
Qualified XII (0.35)	1,335.892	9.18	12,263
Qualified XII (0.40)	80,865.210	9.16	740,725
Qualified XII (0.50)	2,946,764.720	9.12	26,874,494
Qualified XII (0.55)	273,606.430	9.10	2,489,819
Qualified XII (0.60)	100,070.721	9.08	908,642
Qualified XII (0.65)	119,542.118	9.06	1,083,052

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4 (continued)			
Qualified XII (0.70)	419,556.434	$ 9.03	$ 3,788,595
Qualified XII (0.75)	1,259,860.736	9.01	11,351,345
Qualified XII (0.80)	1,711,635.976	8.99	15,387,607
Qualified XII (0.85)	688,354.509	8.97	6,174,540
Qualified XII (0.90)	125,481.620	8.95	1,123,061
Qualified XII (0.95)	685,932.548	8.93	6,125,378
Qualified XII (1.00)	3,497,301.062	8.91	31,160,952
Qualified XII (1.05)	125,546.156	8.89	1,116,105
Qualified XII (1.10)	101,535.460	8.87	900,620
Qualified XII (1.15)	238,743.087	8.85	2,112,876
Qualified XII (1.20)	17,587.934	8.83	155,301
Qualified XII (1.25)	260,809.078	8.81	2,297,728
Qualified XII (1.30)	3,386.288	8.78	29,732
Qualified XII (1.35)	1,028.877	8.76	9,013
Qualified XII (1.40)	29,373.937	8.74	256,728
Qualified XII (1.45)	8,273.489	8.72	72,145
Qualified XII (1.50)	648.530	8.70	5,642
Qualified XIII	1,048.774	8.93	9,366
Qualified XV	23,952.396	8.93	213,895
Qualified XVI	75,408.563	8.70	656,055
Qualified XVII	27,173.081	8.87	241,025
Qualified XXI	162,147.447	8.99	1,457,706
Qualified XXV	44,260.983	9.03	399,677
Qualified XXVI	2,714.211	8.97	24,346
Qualified XXVII	1,992,111.192	8.54	17,012,630
Qualified XXXIII (0.65)	6,653.054	9.30	61,873
Qualified XXXVIII	48,284.823	5.92	285,846
Qualified XLIII	21,785.841	5.91	128,754
Qualified LIII	26,988.425	8.81	237,768
Qualified LIV	86,310.757	8.76	756,082
Qualified LVI	8,715.983	8.85	77,136
Qualified LIX	519.692	9.19	4,776
	20,363,097.507		$ 181,119,829

Division/Contract	Units	Unit Value	Extended Value
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,974.672	$ 10.05	$ 39,945
ING MAP PLUS NP6	4,764.181	9.93	47,308
ING MAP PLUS NP8	2,079.539	9.88	20,546
ING MAP PLUS NP9	3,599.993	9.85	35,460
ING MAP PLUS NP10	5,979.599	9.83	58,779
ING MAP PLUS NP11	26,877.753	9.80	263,402
ING MAP PLUS NP12	13,920.849	9.78	136,146
ING MAP PLUS NP13	2,499.308	9.76	24,393
ING MAP PLUS NP14	2,922.020	9.73	28,431
ING MAP PLUS NP15	26,112.424	9.71	253,552
ING MAP PLUS NP16	4,265.015	9.69	41,328
ING MAP PLUS NP17	5,660.503	9.66	54,680
ING MAP PLUS NP18	126.567	9.64	1,220
ING MAP PLUS NP19	6,827.693	9.61	65,614
ING MAP PLUS NP20	7,780.883	9.59	74,619
ING MAP PLUS NP21	11,934.867	9.57	114,217
ING MAP PLUS NP22	1,742.530	9.54	16,624
ING MAP PLUS NP23	6,607.342	9.52	62,902
ING MAP PLUS NP24	510.125	9.50	4,846
ING MAP PLUS NP25	4,213.603	9.47	39,903
ING MAP PLUS NP26	10,911.689	9.45	103,115
ING MAP PLUS NP27	261.801	9.43	2,469
ING MAP PLUS NP28	1,157.149	9.40	10,877
ING MAP PLUS NP29	207.472	9.38	1,946
ING MAP PLUS NP30	1,091.031	9.36	10,212
ING MAP PLUS NP32	636.614	9.31	5,927
ING MAP PLUS NP35	1,760.251	9.24	16,265
ING MAP PLUS NP36	12.162	9.22	112
	158,437.635		$ 1,534,838
ING Financial Services Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	7,067.241	$ 6.86	$ 48,481
ING MAP PLUS NP15	346.166	6.76	2,340
ING MAP PLUS NP17	1,036.431	6.73	6,975
ING MAP PLUS NP23	637.293	6.63	4,225
ING MAP PLUS NP25	31.317	6.60	207
ING MAP PLUS NP26	4,326.137	6.58	28,466
ING MAP PLUS NP28	57.369	6.55	376
ING MAP PLUS NP29	978.499	6.53	6,390
ING MAP PLUS NP30	486.281	6.52	3,171
	14,966.734		$ 100,631

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	12,788.413	$ 10.59	$ 135,429
ING MAP PLUS NP3	249.928	10.54	2,634
ING MAP PLUS NP4	6,040.132	10.51	63,482
ING MAP PLUS NP6	6,392.958	10.46	66,870
ING MAP PLUS NP9	14,758.199	10.38	153,190
ING MAP PLUS NP11	871.834	10.33	9,006
ING MAP PLUS NP12	7,161.539	10.31	73,835
ING MAP PLUS NP13	67.407	10.28	693
ING MAP PLUS NP14	3,463.701	10.26	35,538
ING MAP PLUS NP15	6,290.450	10.23	64,351
ING MAP PLUS NP16	2,221.223	10.21	22,679
ING MAP PLUS NP17	2,500.289	10.18	25,453
ING MAP PLUS NP18	12,248.318	10.16	124,443
ING MAP PLUS NP19	6,192.250	10.13	62,727
ING MAP PLUS NP20	31,333.333	10.11	316,780
ING MAP PLUS NP21	4,032.030	10.08	40,643
ING MAP PLUS NP23	4,624.883	10.03	46,388
ING MAP PLUS NP24	74.649	10.01	747
ING MAP PLUS NP25	2,590.987	9.98	25,858
ING MAP PLUS NP26	721.928	9.96	7,190
ING MAP PLUS NP27	1,244.801	9.93	12,361
ING MAP PLUS NP28	3,492.502	9.91	34,611
ING MAP PLUS NP29	3,066.902	9.89	30,332
ING MAP PLUS NP30	128.541	9.86	1,267
	132,557.197		$ 1,356,507
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	6,064.597	$ 12.37	$ 75,019
ING MAP PLUS NP6	13,074.020	12.21	159,634
ING MAP PLUS NP8	1,214.797	12.16	14,772
ING MAP PLUS NP9	5,788.904	12.13	70,219
ING MAP PLUS NP11	13,956.722	12.07	168,458
ING MAP PLUS NP12	337.032	12.04	4,058
ING MAP PLUS NP13	14.614	12.01	176
ING MAP PLUS NP14	24,276.320	11.98	290,830
ING MAP PLUS NP15	82,302.147	11.95	983,511
ING MAP PLUS NP17	20,379.383	11.89	242,311
ING MAP PLUS NP18	9,000.598	11.86	106,747
ING MAP PLUS NP19	6,533.993	11.83	77,297
ING MAP PLUS NP20	16,212.925	11.80	191,313
ING MAP PLUS NP21	4,507.557	11.77	53,054
ING MAP PLUS NP23	2,605.514	11.72	30,537
ING MAP PLUS NP24	581.197	11.69	6,794
ING MAP PLUS NP26	2,671.628	11.63	31,071
ING MAP PLUS NP28	15,587.275	11.57	180,345
ING MAP PLUS NP29	2,293.923	11.54	26,472
ING MAP PLUS NP30	873.536	11.52	10,063
ING MAP PLUS NP32	333.243	11.46	3,819
Qualified XII (1.00)	9,351.268	11.56	108,101
	237,961.193		$ 2,834,601

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	26,542.872	$ 10.48	$ 278,169
ING MAP PLUS NP8	77,248.137	10.31	796,428
ING MAP PLUS NP9	17,555.569	10.28	180,471
ING MAP PLUS NP10	26,138.716	10.26	268,183
ING MAP PLUS NP11	30,601.044	10.23	313,049
ING MAP PLUS NP14	26,991.642	10.15	273,965
ING MAP PLUS NP15	5,022.281	10.13	50,876
ING MAP PLUS NP16	5,071.641	10.11	51,274
ING MAP PLUS NP17	14,087.682	10.08	142,004
ING MAP PLUS NP18	3,452.052	10.06	34,728
ING MAP PLUS NP19	20,774.385	10.03	208,367
ING MAP PLUS NP20	24,948.543	10.01	249,735
ING MAP PLUS NP21	305.002	9.98	3,044
ING MAP PLUS NP22	11,297.885	9.96	112,527
ING MAP PLUS NP23	22,686.428	9.93	225,276
ING MAP PLUS NP24	4,488.639	9.91	44,482
ING MAP PLUS NP25	490.790	9.88	4,849
ING MAP PLUS NP26	16,143.963	9.86	159,179
ING MAP PLUS NP28	6,109.114	9.81	59,930
ING MAP PLUS NP29	1,810.924	9.79	17,729
ING MAP PLUS NP32	651.169	9.72	6,329
	342,418.478		$ 3,480,594
ING AllianceBernstein Mid Cap Growth Portfolio -			
Service Class			
Contracts in accumulation period:			
Qualified VI	105,152.887	$ 7.26	$ 763,410
Qualified XII (0.00)	111.433	7.60	847
Qualified XII (0.30)	900.053	7.52	6,768
Qualified XII (0.40)	2,856.454	7.49	21,395
Qualified XII (0.50)	43,448.886	7.46	324,129
Qualified XII (0.55)	1,450.086	7.45	10,803
Qualified XII (0.60)	2,425.106	7.44	18,043
Qualified XII (0.65)	1,439.713	7.42	10,683
Qualified XII (0.70)	6,805.668	7.41	50,430
Qualified XII (0.75)	13,378.012	7.40	98,997
Qualified XII (0.80)	3,126.806	7.38	23,076
Qualified XII (0.85)	11,036.231	7.37	81,337
Qualified XII (0.90)	1,606.757	7.36	11,826
Qualified XII (0.95)	16,841.339	7.34	123,615
Qualified XII (1.00)	34,788.292	7.33	254,998
Qualified XII (1.05)	176.862	7.31	1,293
Qualified XII (1.10)	933.092	7.30	6,812
Qualified XII (1.15)	7,838.502	7.29	57,143
Qualified XII (1.20)	1,426.732	7.27	10,372
Qualified XII (1.25)	7,018.904	7.26	50,957
Qualified XII (1.30)	83.865	7.25	608
Qualified XII (1.40)	1,090.230	7.22	7,871

Division/Contract	Units	Unit Value	Extended Value
ING AllianceBernstein Mid Cap Growth Portfolio -			
Service Class (continued)			
Qualified XII (1.45)	51.011	$ 7.21	$ 368
Qualified XII (1.50)	496.656	7.19	3,571
Qualified XXXVIII	466.731	4.99	2,329
Qualified XVI	1,066.755	7.19	7,670
Qualified XVII	4,245.667	7.26	30,824
Qualified XXV	46.674	7.40	345
Qualified XLIII	40.382	4.97	201
Qualified LIII	5,696.217	7.52	42,836
Qualified LIV	1,225.774	7.47	9,157
Qualified LVI	37.464	7.55	283
	277,309.241		$ 2,032,997
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	31,916.330	$5.87 to $5.93	$ 188,508
Contracts in accumulation period:			
Qualified V	1,595.238	6.25	9,970
Qualified VI	3,634,764.737	6.27	22,789,975
Qualified VIII	1,498.917	6.27	9,398
Qualified X (1.15)	161,950.594	6.28	1,017,050
Qualified X (1.25)	249,176.818	6.27	1,562,339
Qualified XII (0.00)	14,085.278	6.43	90,568
Qualified XII (0.05)	23,736.022	6.42	152,385
Qualified XII (0.10)	82.732	6.42	531
Qualified XII (0.25)	6,085.625	6.40	38,948
Qualified XII (0.30)	56,575.332	6.39	361,516
Qualified XII (0.35)	14,704.854	6.39	93,964
Qualified XII (0.40)	83,057.108	6.38	529,904
Qualified XII (0.45)	1,200.003	6.38	7,656
Qualified XII (0.50)	173,932.254	6.37	1,107,948
Qualified XII (0.55)	74,987.819	6.36	476,923
Qualified XII (0.60)	61,775.371	6.36	392,891
Qualified XII (0.65)	156,092.387	6.35	991,187
Qualified XII (0.70)	193,916.195	6.35	1,231,368
Qualified XII (0.75)	283,823.839	6.34	1,799,443
Qualified XII (0.80)	299,398.483	6.33	1,895,192
Qualified XII (0.85)	390,962.428	6.33	2,474,792
Qualified XII (0.90)	36,238.549	6.32	229,028
Qualified XII (0.95)	326,604.087	6.32	2,064,138
Qualified XII (1.00)	917,951.166	6.31	5,792,272
Qualified XII (1.05)	114,357.035	6.31	721,593
Qualified XII (1.10)	119,373.776	6.30	752,055
Qualified XII (1.15)	59,675.200	6.29	375,357
Qualified XII (1.20)	19,286.566	6.29	121,313
Qualified XII (1.25)	77,451.605	6.28	486,396
Qualified XII (1.30)	15,644.231	6.28	98,246
Qualified XII (1.35)	3,650.837	6.27	22,891
Qualified XII (1.40)	19,269.241	6.26	120,625
Qualified XII (1.45)	3,411.276	6.26	21,355

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)			
Qualified XII (1.50)	2,741.586	$ 6.25	$ 17,135
Qualified XV	28,318.198	6.31	178,688
Qualified XVI	97,996.641	6.24	611,499
Qualified XVII	2,582.182	6.28	16,216
Qualified XVIII	18,918.803	6.30	119,188
Qualified XXV	42,858.409	6.33	271,294
Qualified XXVI	24,878.802	6.31	156,985
Qualified XXVII	1,802,753.979	6.30	11,357,350
Qualified XXVIII	199,596.302	6.30	1,257,457
Qualified XXXII	16,968.856	6.27	106,395
Qualified XXII	494.975	6.36	3,148
Qualified XXXVI	15,872.715	6.35	100,792
Qualified XXXVIII	33,919.334	5.93	201,142
Qualified XLIII	8,118.676	5.92	48,063
Qualified LIII	50,188.994	6.36	319,202
Qualified LIV	18,763.326	6.32	118,584
Qualified LVI	51,399.727	6.40	328,958
Qualified LIX	9,968.281	6.36	63,398
	10,054,571.719		$ 63,303,219
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	178.228	$ 7.41	$ 1,321
Qualified XII (0.50)	11,603.505	7.33	85,054
	11,781.733		$ 86,375
ING BlackRock Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Qualified XXXV	12,454.561	$ 6.33	$ 78,837
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	334.861	$ 9.52	$ 3,188
ING MAP PLUS NP9	667.787	9.78	6,531
ING MAP PLUS NP11	274.572	9.75	2,677
ING MAP PLUS NP12	14,532.514	9.73	141,401
ING MAP PLUS NP14	3,909.308	9.69	37,881
ING MAP PLUS NP17	219.669	9.64	2,118
ING MAP PLUS NP18	12.564	9.62	121
ING MAP PLUS NP23	2,654.717	9.53	25,299
ING MAP PLUS NP24	2,603.160	9.52	24,782
ING MAP PLUS NP25	362.861	9.50	3,447
ING MAP PLUS NP26	2,128.790	9.48	20,181
ING MAP PLUS NP28	457.983	9.45	4,328
Qualified VI	229,746.901	9.52	2,187,191
Qualified XII (0.00)	1,467.565	9.97	14,632
Qualified XII (0.25)	3,896.092	9.87	38,454
Qualified XII (0.30)	116,460.622	9.86	1,148,302

Division/Contract	Units	Unit Value	Extended Value
ING Evergreen Health Sciences Portfolio - Service Class (continued)			
Qualified XII (0.40)	16,026.716	$ 9.82	$ 157,382
Qualified XII (0.50)	19,677.235	9.78	192,443
Qualified XII (0.55)	4,760.371	9.77	46,509
Qualified XII (0.60)	2,249.808	9.75	21,936
Qualified XII (0.65)	2,676.170	9.73	26,039
Qualified XII (0.70)	10,862.506	9.71	105,475
Qualified XII (0.75)	34,263.820	9.69	332,016
Qualified XII (0.80)	24,694.435	9.68	239,042
Qualified XII (0.85)	24,330.384	9.66	235,032
Qualified XII (0.90)	4,094.250	9.64	39,469
Qualified XII (0.95)	24,789.928	9.62	238,479
Qualified XII (1.00)	118,802.070	9.61	1,141,688
Qualified XII (1.05)	4,620.685	9.59	44,312
Qualified XII (1.10)	6,500.864	9.57	62,213
Qualified XII (1.15)	6,546.681	9.55	62,521
Qualified XII (1.20)	1,637.273	9.53	15,603
Qualified XII (1.25)	15,474.970	9.52	147,322
Qualified XII (1.30)	101.277	9.50	962
Qualified XII (1.35)	13.017	9.48	123
Qualified XII (1.40)	1,074.180	9.46	10,162
Qualified XII (1.45)	20.931	9.45	198
Qualified XII (1.50)	5.239	9.43	49
Qualified XV	1,486.782	9.62	14,303
Qualified XVI	5,652.869	9.43	53,307
Qualified XXI	11,913.946	9.68	115,327
Qualified XXV	1,676.079	9.69	16,241
Qualified XXVI	19.425	9.64	187
Qualified XXXVIII	12,460.272	7.09	88,343
Qualified XLIII	27.982	7.07	198
Qualified LIII	9,550.670	9.85	94,074
Qualified LIV	1,410.481	9.79	13,809
Qualified LVI	1,263.519	9.90	12,509
Qualified LIX	1,059.813	9.80	10,386
	749,474.614		$ 7,198,192
ING Evergreen Omega Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	113.732	$ 9.40	$ 1,069
Qualified XII (0.50)	3,677.588	9.28	34,128
	3,791.320		$ 35,197

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	653.188	$ 8.88	$ 5,800
ING MAP PLUS NP1	42,888.759	9.27	397,579
ING MAP PLUS NP6	25,078.048	9.18	230,216
ING MAP PLUS NP8	19,201.931	9.15	175,698
ING MAP PLUS NP9	26,965.059	9.13	246,191
ING MAP PLUS NP10	10,446.296	9.11	95,166
ING MAP PLUS NP11	10,060.341	9.10	91,549
ING MAP PLUS NP12	12,976.711	9.08	117,829
ING MAP PLUS NP13	1,885.056	9.06	17,079
ING MAP PLUS NP14	23,188.291	9.05	209,854
ING MAP PLUS NP15	36,405.591	9.03	328,742
ING MAP PLUS NP16	4,732.404	9.01	42,639
ING MAP PLUS NP17	5,250.019	9.00	47,250
ING MAP PLUS NP18	3,196.520	8.98	28,705
ING MAP PLUS NP19	3,607.651	8.96	32,325
ING MAP PLUS NP20	290.545	8.95	2,600
ING MAP PLUS NP21	4,131.186	8.93	36,891
ING MAP PLUS NP22	3,348.282	8.91	29,833
ING MAP PLUS NP23	7,301.311	8.90	64,982
ING MAP PLUS NP24	853.572	8.88	7,580
ING MAP PLUS NP25	662.326	8.87	5,875
ING MAP PLUS NP26	3,768.227	8.85	33,349
ING MAP PLUS NP27	291.638	8.83	2,575
ING MAP PLUS NP28	1,663.257	8.82	14,670
ING MAP PLUS NP29	1,813.275	8.80	15,957
ING MAP PLUS NP30	649.681	8.78	5,704
Qualified VI	584,794.351	8.88	5,192,974
Qualified XII (0.00)	835.898	9.30	7,774
Qualified XII (0.10)	25.527	9.26	236
Qualified XII (0.25)	91.446	9.21	842
Qualified XII (0.30)	7,925.938	9.20	72,919
Qualified XII (0.40)	5,152.141	9.16	47,194
Qualified XII (0.50)	295,965.094	9.13	2,702,161
Qualified XII (0.55)	4,420.620	9.11	40,272
Qualified XII (0.60)	4,463.606	9.09	40,574
Qualified XII (0.65)	24,262.883	9.08	220,307
Qualified XII (0.70)	23,761.085	9.06	215,275
Qualified XII (0.75)	103,266.133	9.04	933,526
Qualified XII (0.80)	25,427.258	9.03	229,608
Qualified XII (0.85)	73,161.075	9.01	659,181
Qualified XII (0.90)	4,810.279	8.99	43,244
Qualified XII (0.95)	56,933.893	8.98	511,266
Qualified XII (1.00)	569,770.746	8.96	5,105,146
Qualified XII (1.05)	5,658.408	8.94	50,586
Qualified XII (1.10)	12,894.673	8.93	115,149
Qualified XII (1.15)	20,335.789	8.91	181,192

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service			
Class (continued)			
Qualified XII (1.20)	2,844.725	$ 8.90	$ 25,318
Qualified XII (1.25)	26,068.816	8.88	231,491
Qualified XII (1.30)	728.847	8.86	6,458
Qualified XII (1.35)	1,097.225	8.85	9,710
Qualified XII (1.40)	529.898	8.83	4,679
Qualified XII (1.45)	17.355	8.81	153
Qualified XII (1.50)	38.078	8.80	335
Qualified XV	672.418	8.98	6,038
Qualified XVI	12,793.506	8.80	112,583
Qualified XXI	226,366.467	9.03	2,044,089
Qualified XXV	801.003	9.04	7,241
Qualified XXVI	914.056	8.99	8,217
Qualified XXXVIII	252.205	5.94	1,498
Qualified XLIII	299.579	5.92	1,774
Qualified LIII	565.802	9.19	5,200
Qualified LIV	33,277.705	9.13	303,825
Qualified LVI	981.127	9.24	9,066
Qualified LIX	343.331	9.15	3,141
	2,383,858.151		$ 21,436,880
ING Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	508.203	$ 6.70	$ 3,405
Qualified V	210.649	6.70	1,411
Qualified VI	1,311,568.599	6.70	8,787,510
Qualified X (1.15)	26,156.058	6.71	175,507
Qualified X (1.25)	95,555.104	6.71	641,175
Qualified XII (0.00)	1,808.648	6.73	12,172
Qualified XII (0.10)	20.817	6.73	140
Qualified XII (0.25)	355.735	6.72	2,391
Qualified XII (0.30)	76,690.027	6.72	515,357
Qualified XII (0.40)	101,466.670	6.72	681,856
Qualified XII (0.50)	628,608.869	6.72	4,224,252
Qualified XII (0.55)	43,651.195	6.72	293,336
Qualified XII (0.60)	17,016.875	6.72	114,353
Qualified XII (0.65)	10,411.835	6.71	69,863
Qualified XII (0.70)	44,812.584	6.71	300,692
Qualified XII (0.75)	233,095.246	6.71	1,564,069
Qualified XII (0.80)	233,966.435	6.71	1,569,915
Qualified XII (0.85)	213,771.911	6.71	1,434,410
Qualified XII (0.90)	25,364.116	6.71	170,193
Qualified XII (0.95)	135,152.726	6.71	906,875
Qualified XII (1.00)	874,547.876	6.71	5,868,216
Qualified XII (1.05)	25,586.913	6.70	171,432
Qualified XII (1.10)	22,327.631	6.70	149,595
Qualified XII (1.15)	54,036.725	6.70	362,046
Qualified XII (1.20)	5,877.863	6.70	39,382
Qualified XII (1.25)	41,246.472	6.70	276,351

Division/Contract	Units	Unit Value	Extended Value
ING Global Real Estate Portfolio - Institutional Class (continued)			
Qualified XII (1.35)	169.052	$ 6.70	$ 1,133
Qualified XII (1.40)	6,334.418	6.70	42,441
Qualified XII (1.45)	892.698	6.69	5,972
Qualified XII (1.50)	5.803	6.69	39
Qualified XV	2,071.405	6.71	13,899
Qualified XVI	15,004.620	6.69	100,381
Qualified XVII	1,552.354	6.70	10,401
Qualified XVIII	3,637.967	6.73	24,484
Qualified XXI	5,060.598	6.71	33,957
Qualified XXV	4,208.603	6.72	28,282
Qualified XXVI	3,086.213	6.71	20,708
Qualified XXVII	914,997.197	6.71	6,139,631
Qualified XXVIII	160,935.838	6.71	1,079,879
Qualified XXXII	2,320.462	6.71	15,570
Qualified XXXVIII	2,085.884	6.73	14,038
Qualified XLIII	246.258	6.71	1,652
Qualified LIII	4,296.475	6.72	28,872
Qualified LIV	6,978.881	6.71	46,828
Qualified LVI	3,089.082	6.72	20,759
Qualified LIX	304.301	6.72	2,045
	5,361,093.891		$ 35,966,875
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.20)	3,051.029	$ 8.22	$ 25,079
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	14,453.830	$ 7.84	$ 113,318
Qualified V	41.519	7.82	325
Qualified VI	2,762,519.239	7.84	21,658,151
Qualified VIII	784.042	7.84	6,147
Qualified XII (0.00)	10,361.813	8.06	83,516
Qualified XII (0.05)	75,851.517	8.05	610,605
Qualified XII (0.10)	40.840	8.04	328
Qualified XII (0.25)	8,797.803	8.01	70,470
Qualified XII (0.30)	81,646.674	8.00	653,173
Qualified XII (0.35)	3,380.586	8.00	27,045
Qualified XII (0.40)	174,590.706	7.99	1,394,980
Qualified XII (0.45)	209.677	7.98	1,673
Qualified XII (0.50)	91,789.390	7.97	731,561
Qualified XII (0.55)	68,665.363	7.96	546,576
Qualified XII (0.60)	60,758.615	7.95	483,031
Qualified XII (0.65)	143,706.021	7.94	1,141,026
Qualified XII (0.70)	111,387.829	7.94	884,419
Qualified XII (0.75)	337,276.641	7.93	2,674,604
Qualified XII (0.80)	405,271.293	7.92	3,209,749
Qualified XII (0.85)	305,370.126	7.91	2,415,478

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class			
(continued)			
Qualified XII (0.90)	63,283.349	$ 7.90	$ 499,938
Qualified XII (0.95)	438,296.202	7.89	3,458,157
Qualified XII (1.00)	1,063,665.198	7.88	8,381,682
Qualified XII (1.05)	50,497.902	7.88	397,923
Qualified XII (1.10)	75,024.381	7.87	590,442
Qualified XII (1.15)	101,898.017	7.86	800,918
Qualified XII (1.20)	8,373.294	7.85	65,730
Qualified XII (1.25)	101,621.939	7.84	796,716
Qualified XII (1.30)	151.458	7.83	1,186
Qualified XII (1.35)	493.009	7.83	3,860
Qualified XII (1.40)	8,053.793	7.82	62,981
Qualified XII (1.45)	424.699	7.81	3,317
Qualified XII (1.50)	40.437	7.80	315
Qualified XIII	1,055.473	7.89	8,328
Qualified XV	28,931.801	7.89	228,272
Qualified XVI	61,533.018	7.80	479,958
Qualified XVII	3,221.657	7.85	25,290
Qualified XXI	47,843.080	7.92	378,917
Qualified XXV	67,872.643	7.95	539,588
Qualified XXVI	10,594.657	7.93	84,016
Qualified XXVII	1,593,082.463	7.94	12,649,075
Qualified XXVIII	708,273.686	7.93	5,616,610
Qualified XXXVI	18,968.222	7.96	150,987
Qualified XXXVIII	28,762.128	6.01	172,860
Qualified XLIII	8,627.642	6.00	51,766
Qualified LIII	87,653.487	7.99	700,351
Qualified LIV	36,868.528	7.94	292,736
Qualified LVI	37,944.975	8.03	304,698
Qualified LIX	15,020.557	7.97	119,714
	9,324,981.219		$ 73,572,506
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	188.254	$ 5.35	$ 1,007
ING MAP PLUS NP28	541.332	5.33	2,885
Qualified VI	105,496.677	5.33	562,297
Qualified XII (0.00)	109.474	5.86	642
Qualified XII (0.40)	2,331.586	5.82	13,570
Qualified XII (0.50)	1,051,207.153	5.81	6,107,514
Qualified XII (0.55)	825.041	5.80	4,785
Qualified XII (0.70)	2,485.575	5.79	14,391
Qualified XII (0.75)	21,333.495	5.78	123,308
Qualified XII (0.80)	11,213.343	5.78	64,813
Qualified XII (0.85)	44,030.274	5.77	254,055
Qualified XII (0.90)	3,562.255	5.77	20,554
Qualified XII (0.95)	3,893.642	5.76	22,427
Qualified XII (1.00)	20,973.604	5.76	120,808
Qualified XII (1.05)	1,638.254	5.75	9,420

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service Class			
(continued)			
Qualified XII (1.10)	760.389	$ 5.74	$ 4,365
Qualified XII (1.15)	2,743.124	5.74	15,746
Qualified XII (1.20)	217.625	5.73	1,247
Qualified XII (1.25)	506.426	5.73	2,902
Qualified XII (1.40)	6.658	5.71	38
Qualified XVI	7,584.137	5.32	40,348
Qualified XXI	930.093	5.35	4,976
Qualified XXV	26.428	5.35	141
Qualified LIII	914.845	5.36	4,904
Qualified LIV	1,454.664	5.35	7,782
	1,284,974.348		$ 7,404,925
ING JPMorgan Emerging Markets Equity Portfolio -			
Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	17,549.110	$ 9.76	$ 171,279
ING JPMorgan Emerging Markets Equity Portfolio -			
Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	981,393.626	$ 10.20	$ 10,010,215
Qualified XXVIII	826,361.552	10.21	8,437,151
	1,807,755.178		$ 18,447,366
ING JPMorgan Emerging Markets Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	689.451	$ 11.83	$ 8,156
ING MAP PLUS NP1	37,987.613	7.77	295,164
ING MAP PLUS NP9	8,204.000	7.69	63,089
ING MAP PLUS NP12	3,608.321	7.66	27,640
ING MAP PLUS NP13	2,099.447	7.65	16,061
ING MAP PLUS NP14	1,543.842	7.64	11,795
ING MAP PLUS NP15	8,095.260	7.63	61,767
ING MAP PLUS NP16	2,144.609	7.62	16,342
ING MAP PLUS NP19	440.835	7.59	3,346
ING MAP PLUS NP23	3,759.217	7.55	28,382
ING MAP PLUS NP24	617.988	7.54	4,660
ING MAP PLUS NP25	1,171.384	7.53	8,821
ING MAP PLUS NP26	10,002.184	7.52	75,216
ING MAP PLUS NP28	144.721	7.50	1,085
Qualified VI	607,353.010	11.83	7,184,986
Qualified VIII	28.597	11.83	338
Qualified XII (0.00)	233.973	12.39	2,899
Qualified XII (0.10)	23.830	12.34	294
Qualified XII (0.25)	74.775	12.28	918
Qualified XII (0.30)	5,400.768	12.25	66,159
Qualified XII (0.40)	13,533.098	12.21	165,239
Qualified XII (0.50)	14,500.251	12.16	176,323
Qualified XII (0.55)	7,316.192	12.14	88,819
Qualified XII (0.60)	6,116.139	12.12	74,128
Qualified XII (0.65)	29,378.737	12.10	355,483

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio -			
Service Class (continued)			
Qualified XII (0.70)	12,658.686	$ 12.07	$ 152,790
Qualified XII (0.75)	31,688.152	12.05	381,842
Qualified XII (0.80)	34,094.733	12.03	410,160
Qualified XII (0.85)	59,973.467	12.01	720,281
Qualified XII (0.90)	14,870.178	11.99	178,293
Qualified XII (0.95)	74,366.063	11.96	889,418
Qualified XII (1.00)	206,597.399	11.94	2,466,773
Qualified XII (1.05)	9,666.185	11.92	115,221
Qualified XII (1.10)	13,653.069	11.90	162,472
Qualified XII (1.15)	23,371.010	11.88	277,648
Qualified XII (1.20)	1,268.291	11.85	15,029
Qualified XII (1.25)	32,316.427	11.83	382,303
Qualified XII (1.30)	351.697	11.81	4,154
Qualified XII (1.40)	1,206.026	11.77	14,195
Qualified XII (1.45)	404.610	11.74	4,750
Qualified XII (1.50)	171.154	11.72	2,006
Qualified XIII	511.628	11.96	6,119
Qualified XV	4,534.914	11.96	54,238
Qualified XVI	11,172.482	11.72	130,941
Qualified XVII	830.107	11.83	9,820
Qualified XXV	5,651.805	12.05	68,104
Qualified XXVI	3,237.029	11.99	38,812
Qualified XXXVIII	13,398.391	4.91	65,786
Qualified XLIII	2,215.391	4.89	10,833
Qualified LIII	15,348.900	12.25	188,024
Qualified LIV	7,415.581	12.17	90,248
Qualified LVI	10,146.173	12.31	124,899
Qualified LIX	1,879.877	12.19	22,916
	1,357,467.667		$ 15,725,185
ING JPMorgan Small Cap Core Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,126.380	$ 8.74	$ 9,845
Qualified VI	66,719.857	8.74	583,132
Qualified XII (0.00)	255.926	9.15	2,342
Qualified XII (0.30)	1,074.856	9.05	9,727
Qualified XII (0.35)	2,373.838	9.03	21,436
Qualified XII (0.40)	1,587.467	9.02	14,319
Qualified XII (0.50)	65,526.143	8.98	588,425
Qualified XII (0.55)	582.911	8.97	5,229
Qualified XII (0.60)	2,793.328	8.95	25,000
Qualified XII (0.65)	2,584.392	8.93	23,079
Qualified XII (0.70)	1,369.290	8.92	12,214
Qualified XII (0.75)	8,399.624	8.90	74,757
Qualified XII (0.80)	7,369.876	8.88	65,445
Qualified XII (0.85)	10,255.440	8.87	90,966
Qualified XII (0.90)	1,330.931	8.85	11,779
Qualified XII (0.95)	13,019.770	8.83	114,965

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class (continued)			
Qualified XII (1.00)	33,115.474	$ 8.82	$ 292,078
Qualified XII (1.05)	1,142.264	8.80	10,052
Qualified XII (1.10)	2,626.924	8.79	23,091
Qualified XII (1.15)	1,673.767	8.77	14,679
Qualified XII (1.20)	838.533	8.75	7,337
Qualified XII (1.25)	5,552.860	8.74	48,532
Qualified XII (1.30)	454.474	8.72	3,963
Qualified XII (1.40)	1,399.524	8.69	12,162
Qualified XII (1.45)	7.349	8.67	64
Qualified XVI	2,871.746	8.66	24,869
Qualified XXV	194.930	8.90	1,735
Qualified XXXVIII	1,174.508	6.57	7,717
Qualified LIII	1,006.484	9.05	9,109
Qualified LIV	1,383.660	8.99	12,439
Qualified LVI	960.465	9.09	8,731
	240,772.991		$ 2,129,218
ING JPMorgan Value Opportunities Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified X (1.15)	831.134	$ 6.64	$ 5,519
Qualified X (1.25)	3,330.814	6.62	22,050
	4,161.948		$ 27,569
ING JPMorgan Value Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP23	5,359.263	$ 6.59	$ 35,318
Qualified VI	69,500.199	6.57	456,616
Qualified XII (0.00)	645.103	6.79	4,380
Qualified XII (0.40)	1,409.165	6.72	9,470
Qualified XII (0.50)	36,466.582	6.70	244,326
Qualified XII (0.55)	550.625	6.69	3,684
Qualified XII (0.60)	403.304	6.68	2,694
Qualified XII (0.65)	37.006	6.68	247
Qualified XII (0.70)	486.430	6.67	3,244
Qualified XII (0.75)	3,841.137	6.66	25,582
Qualified XII (0.80)	3,597.520	6.65	23,924
Qualified XII (0.85)	5,209.697	6.64	34,592
Qualified XII (0.90)	980.066	6.63	6,498
Qualified XII (0.95)	6,787.224	6.62	44,931
Qualified XII (1.00)	19,719.070	6.61	130,343
Qualified XII (1.05)	1,772.192	6.60	11,696
Qualified XII (1.10)	1,510.509	6.60	9,969
Qualified XII (1.15)	2,792.360	6.59	18,402
Qualified XII (1.20)	131.460	6.58	865
Qualified XII (1.25)	2,676.403	6.57	17,584
Qualified XII (1.35)	134.679	6.55	882
Qualified XII (1.40)	208.255	6.54	1,362
Qualified XII (1.45)	37.285	6.53	243
Qualified XV	32.798	6.62	217

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Value Opportunities Portfolio - Service Class (continued)			
Qualified XVI	2,307.161	$ 6.52	$ 15,043
Qualified XXV	362.000	6.66	2,411
Qualified XXXVIII	850.818	5.78	4,918
Qualified XLIII	497.708	5.76	2,867
Qualified LIII	237.288	6.73	1,597
Qualified LIV	720.344	6.68	4,812
Qualified LVI	1,076.207	6.76	7,275
	170,339.858		$ 1,125,992
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	6,675.754	$ 11.39	$ 76,037
Qualified VI	1,170,853.378	10.87	12,727,176
Qualified X (1.15)	42,846.302	11.34	485,877
Qualified X (1.25)	91,946.153	11.29	1,038,072
Qualified XII (0.00)	562.436	11.53	6,485
Qualified XII (0.10)	149.547	11.47	1,715
Qualified XII (0.25)	30.083	11.39	343
Qualified XII (0.30)	8,137.011	11.36	92,436
Qualified XII (0.35)	53.112	11.34	602
Qualified XII (0.40)	59,974.056	11.31	678,307
Qualified XII (0.50)	342,688.437	11.26	3,858,672
Qualified XII (0.55)	22,344.998	11.23	250,934
Qualified XII (0.60)	15,110.166	11.21	169,385
Qualified XII (0.65)	29,906.595	11.18	334,356
Qualified XII (0.70)	25,169.028	11.15	280,635
Qualified XII (0.75)	138,663.085	11.13	1,543,320
Qualified XII (0.80)	47,392.982	11.10	526,062
Qualified XII (0.85)	98,359.405	11.08	1,089,822
Qualified XII (0.90)	13,865.657	11.05	153,216
Qualified XII (0.95)	103,800.666	11.02	1,143,883
Qualified XII (1.00)	599,153.440	11.00	6,590,688
Qualified XII (1.05)	8,259.247	10.97	90,604
Qualified XII (1.10)	19,218.018	10.95	210,437
Qualified XII (1.15)	32,705.911	10.92	357,149
Qualified XII (1.20)	3,515.889	10.90	38,323
Qualified XII (1.25)	54,619.230	10.87	593,711
Qualified XII (1.30)	21.630	10.85	235
Qualified XII (1.35)	93.124	10.82	1,008
Qualified XII (1.40)	2,537.047	10.80	27,400
Qualified XII (1.45)	4,346.036	10.77	46,807
Qualified XII (1.50)	29.779	10.75	320
Qualified XV	1,727.986	11.02	19,042
Qualified XVI	16,806.481	10.75	180,670
Qualified XVII	5,451.251	10.96	59,746
Qualified XVIII	9,915.378	11.41	113,134
Qualified XXV	5,155.169	11.14	57,429
Qualified XXVI	150.378	11.08	1,666

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class (continued)			
Qualified XXXII	1,983.841	$ 11.29	$ 22,398
Qualified XXXVIII	5,579.057	5.60	31,243
Qualified XLIII	1,010.710	5.58	5,640
Qualified LIII	2,453.830	9.96	24,440
Qualified LIV	31,366.166	9.89	310,211
Qualified LVI	9,724.179	10.00	97,242
Qualified LIX	135.442	11.35	1,537
	3,034,488.070		$ 33,338,415
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,711.840	$ 5.01	$ 8,576
ING MAP PLUS NP17	3,153.142	5.00	15,766
ING MAP PLUS NP18	601.533	4.99	3,002
ING MAP PLUS NP23	2,159.289	4.94	10,667
ING MAP PLUS NP24	308.229	4.93	1,520
ING MAP PLUS NP28	2,096.853	4.90	10,275
ING MAP PLUS NP29	40.186	4.89	197
Qualified VI	142,427.892	4.93	702,170
Qualified XII (0.00)	4,781.012	5.16	24,670
Qualified XII (0.30)	1,250.773	5.11	6,391
Qualified XII (0.40)	9,727.493	5.09	49,513
Qualified XII (0.50)	6,327.540	5.07	32,081
Qualified XII (0.55)	2,882.968	5.06	14,588
Qualified XII (0.60)	4,130.402	5.05	20,859
Qualified XII (0.65)	145.978	5.04	736
Qualified XII (0.70)	4,780.968	5.03	24,048
Qualified XII (0.75)	14,089.699	5.02	70,730
Qualified XII (0.80)	1,124.066	5.01	5,632
Qualified XII (0.85)	13,460.242	5.00	67,301
Qualified XII (0.90)	4,677.144	5.00	23,386
Qualified XII (0.95)	21,538.389	4.99	107,477
Qualified XII (1.00)	25,051.347	4.98	124,756
Qualified XII (1.05)	915.537	4.97	4,550
Qualified XII (1.10)	1,417.258	4.96	7,030
Qualified XII (1.15)	4,591.659	4.95	22,729
Qualified XII (1.20)	3,549.945	4.94	17,537
Qualified XII (1.25)	5,800.136	4.93	28,595
Qualified XII (1.30)	90.963	4.92	448
Qualified XII (1.40)	643.310	4.90	3,152
Qualified XII (1.45)	121.233	4.90	594
Qualified XVI	1,812.609	4.89	8,864
Qualified XXV	318.070	5.02	1,597
Qualified XXVI	203.330	5.00	1,017
Qualified XXXVIII	943.498	4.12	3,887
Qualified LIII	505.386	5.11	2,583
Qualified LIV	404.398	5.07	2,050
Qualified LVI	3,656.971	5.13	18,760
	291,441.288		$ 1,447,734

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Currently payable annuity contracts:	134,137.149	$6.85 to $7.04	$ 942,801
Contracts in accumulation period:			
ING Custom Choice 62	2,345.082	6.99	16,392
ING MAP PLUS NP8	873.186	7.14	6,235
ING MAP PLUS NP9	5,614.405	7.13	40,031
ING MAP PLUS NP11	26,411.097	7.11	187,783
ING MAP PLUS NP12	131.754	7.10	935
ING MAP PLUS NP14	65.826	7.08	466
ING MAP PLUS NP15	1,157.214	7.07	8,182
ING MAP PLUS NP17	7,163.613	7.05	50,503
ING MAP PLUS NP18	58,225.328	7.04	409,906
ING MAP PLUS NP20	5,456.437	7.02	38,304
ING MAP PLUS NP21	7,426.860	7.01	52,062
ING MAP PLUS NP22	4,892.874	7.00	34,250
ING MAP PLUS NP23	14,272.310	6.99	99,763
ING MAP PLUS NP25	502.602	6.98	3,508
ING MAP PLUS NP27	490.648	6.96	3,415
ING MAP PLUS NP28	95.928	6.95	667
ING MAP PLUS NP30	2,716.531	6.93	18,826
ING MAP PLUS NP32	243.961	6.91	1,686
ING MAP PLUS NP35	2,841.603	6.88	19,550
Qualified V	2,410.767	6.96	16,779
Qualified VI	2,960,798.577	6.99	20,695,982
Qualified VIII	2,270.640	6.98	15,849
Qualified X (1.15)	125,481.696	7.00	878,372
Qualified X (1.25)	474,937.469	6.99	3,319,813
Qualified XII (0.00)	10,634.165	7.22	76,779
Qualified XII (0.20)	54.675	7.19	393
Qualified XII (0.25)	10,697.269	7.18	76,806
Qualified XII (0.30)	731,179.399	7.17	5,242,556
Qualified XII (0.40)	55,548.295	7.15	397,170
Qualified XII (0.50)	176,093.247	7.13	1,255,545
Qualified XII (0.55)	119,096.541	7.12	847,967
Qualified XII (0.60)	178,167.709	7.11	1,266,772
Qualified XII (0.65)	592,199.599	7.10	4,204,617
Qualified XII (0.70)	142,735.808	7.09	1,011,997
Qualified XII (0.75)	640,099.953	7.08	4,531,908
Qualified XII (0.80)	182,999.354	7.07	1,293,805
Qualified XII (0.85)	490,972.395	7.06	3,466,265
Qualified XII (0.90)	30,342.501	7.05	213,915
Qualified XII (0.95)	603,799.697	7.04	4,250,750
Qualified XII (1.00)	1,647,462.771	7.03	11,581,663
Qualified XII (1.05)	64,914.724	7.02	455,701
Qualified XII (1.10)	56,368.632	7.01	395,144
Qualified XII (1.15)	84,464.339	7.00	591,250
Qualified XII (1.20)	30,780.614	7.00	215,464
Qualified XII (1.25)	223,697.748	6.99	1,563,647

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Affiliated Portfolio - Institutional			
Class (continued)			
Qualified XII (1.30)	2,543.294	$ 6.98	$ 17,752
Qualified XII (1.35)	1,369.471	6.97	9,545
Qualified XII (1.40)	21,794.787	6.96	151,692
Qualified XII (1.45)	8,189.009	6.95	56,914
Qualified XII (1.50)	12,195.009	6.94	84,633
Qualified XIII	857.565	7.04	6,037
Qualified XV	27,825.705	7.04	195,893
Qualified XVI	104,892.108	6.94	727,951
Qualified XVII	418.212	6.99	2,923
Qualified XVIII	12,198.256	7.03	85,754
Qualified XXV	68,909.826	7.08	487,882
Qualified XXVI	4,070.308	7.05	28,696
Qualified XXXII	2,481.295	6.99	17,344
Qualified XXXVIII	20,417.297	6.19	126,383
Qualified XLIII	3,566.494	6.17	22,005
Qualified LIII	22,201.800	7.15	158,743
Qualified LIV	101,749.734	7.11	723,441
Qualified LVI	56,094.524	7.19	403,320
Qualified LIX	7,208.029	7.13	51,393
	10,392,255.715		$ 73,160,475
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP12	21,129.313	$ 7.06	$ 149,173
ING MAP PLUS NP15	1,955.277	7.03	13,746
ING MAP PLUS NP16	48,740.887	7.02	342,161
ING MAP PLUS NP26	66.603	6.93	462
	71,892.080		$ 505,542
ING Marsico Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	112.945	$ 6.56	$ 741
Qualified VI	151,929.963	6.56	996,661
Qualified X (1.15)	5,821.167	6.57	38,245
Qualified X (1.25)	33,497.720	6.56	219,745
Qualified XII (0.00)	2,031.474	6.62	13,448
Qualified XII (0.30)	3,318.903	6.61	21,938
Qualified XII (0.40)	8,683.961	6.60	57,314
Qualified XII (0.50)	95,443.362	6.60	629,926
Qualified XII (0.55)	6,014.232	6.60	39,694
Qualified XII (0.60)	4,452.514	6.59	29,342
Qualified XII (0.65)	1,169.501	6.59	7,707
Qualified XII (0.70)	3,312.039	6.59	21,826
Qualified XII (0.75)	20,524.634	6.59	135,257
Qualified XII (0.80)	11,712.887	6.45	75,548
Qualified XII (0.85)	20,381.383	6.58	134,110
Qualified XII (0.90)	1,616.324	6.58	10,635
Qualified XII (0.95)	57,857.884	6.58	380,705
Qualified XII (1.00)	82,531.233	6.58	543,056

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Institutional Class (continued)			
Qualified XII (1.05)	1,310.374	$ 6.57	$ 8,609
Qualified XII (1.10)	2,788.776	6.57	18,322
Qualified XII (1.15)	8,080.586	6.57	53,089
Qualified XII (1.20)	3,657.662	6.57	24,031
Qualified XII (1.25)	24,173.127	6.56	158,576
Qualified XII (1.30)	7.700	6.56	51
Qualified XII (1.40)	887.012	6.56	5,819
Qualified XII (1.45)	1,124.895	6.55	7,368
Qualified XV	4,153.769	6.58	27,332
Qualified XVI	1,517.815	6.55	9,942
Qualified XVIII	2,798.607	6.56	18,359
Qualified XXVI	660.394	6.58	4,345
Qualified XXVII	222,270.344	6.45	1,433,644
Qualified XXXII	333.534	6.56	2,188
Qualified XXXVIII	1,451.131	6.62	9,606
Qualified XLIII	19.761	6.60	130
Qualified LIII	5,385.800	6.60	35,546
Qualified LIV	950.974	6.58	6,257
Qualified LVI	3,947.115	6.61	26,090
Qualified LIX	1,340.095	6.60	8,845
	797,271.597		$ 5,214,047
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	3,989.485	$ 8.08	$ 32,235
ING MAP PLUS NP9	16,587.161	8.06	133,693
ING MAP PLUS NP10	22.839	8.05	184
ING MAP PLUS NP11	795.651	8.03	6,389
ING MAP PLUS NP12	2,971.524	8.02	23,832
ING MAP PLUS NP17	10,138.441	7.94	80,499
ING MAP PLUS NP19	924.252	7.91	7,311
ING MAP PLUS NP21	160.336	7.89	1,265
ING MAP PLUS NP23	511.340	7.86	4,019
Qualified XII (0.60)	406.442	8.03	3,264
Qualified XII (0.75)	64.290	7.99	514
Qualified XXXV	1,984.637	6.59	13,079
	38,556.398		$ 306,284
ING Marsico International Opportunities Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	11,444.026	$ 5.68	$ 65,002

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	227.058	$ 9.04	$ 2,053
ING MAP PLUS NP9	193.154	9.29	1,794
ING MAP PLUS NP11	1,811.337	9.26	16,773
ING MAP PLUS NP12	777.024	9.24	7,180
ING MAP PLUS NP17	5,260.844	9.16	48,189
ING MAP PLUS NP18	172.094	9.14	1,573
ING MAP PLUS NP25	833.618	9.02	7,519
Qualified VI	259,285.129	9.04	2,343,938
Qualified XII (0.00)	1,281.763	9.46	12,125
Qualified XII (0.10)	5.562	9.43	52
Qualified XII (0.30)	2,966.573	9.36	27,767
Qualified XII (0.40)	9,400.954	9.33	87,711
Qualified XII (0.50)	62,279.961	9.29	578,581
Qualified XII (0.55)	4,314.853	9.28	40,042
Qualified XII (0.60)	3,796.428	9.26	35,155
Qualified XII (0.65)	12,132.009	9.24	112,100
Qualified XII (0.70)	7,282.153	9.22	67,141
Qualified XII (0.75)	19,952.339	9.21	183,761
Qualified XII (0.80)	46,644.292	9.19	428,661
Qualified XII (0.85)	42,128.795	9.17	386,321
Qualified XII (0.90)	4,853.836	9.16	44,461
Qualified XII (0.95)	31,613.533	9.14	288,948
Qualified XII (1.00)	118,675.209	9.12	1,082,318
Qualified XII (1.05)	4,565.630	9.11	41,593
Qualified XII (1.10)	11,952.017	9.09	108,644
Qualified XII (1.15)	7,371.480	9.07	66,859
Qualified XII (1.20)	6,403.462	9.06	58,015
Qualified XII (1.25)	9,614.760	9.04	86,917
Qualified XII (1.40)	849.378	8.99	7,636
Qualified XII (1.45)	13.194	8.97	118
Qualified XV	1,160.159	9.14	10,604
Qualified XVI	4,651.185	8.96	41,675
Qualified XXI	6,715.798	9.19	61,718
Qualified XXV	236.844	9.21	2,181
Qualified XXVI	250.592	9.16	2,295
Qualified XXXVIII	5,294.303	4.95	26,207
Qualified XLIII	717.410	4.93	3,537
Qualified LIII	2,770.244	9.36	25,929
Qualified LIV	4,903.776	9.30	45,605
Qualified LVI	1,460.602	9.40	13,730
Qualified LIX	39.108	9.31	364
	704,858.460		$ 6,407,790

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	55,306.165	$ 8.99	$ 497,202
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	3,186,933.641	$ 8.57	$ 27,312,021
Qualified XXVIII	2,837,022.334	8.58	24,341,652
	6,023,955.975		$ 51,653,673
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	2,045.745	$ 9.87	$ 20,192
ING MAP PLUS NP1	104.153	10.11	1,053
ING MAP PLUS NP9	42,128.114	9.91	417,490
ING MAP PLUS NP11	223.762	9.86	2,206
ING MAP PLUS NP12	37,197.569	9.84	366,024
ING MAP PLUS NP14	2,448.198	9.79	23,968
ING MAP PLUS NP17	461.729	9.72	4,488
ING MAP PLUS NP20	20,831.365	9.65	201,023
ING MAP PLUS NP22	30.972	9.60	297
ING MAP PLUS NP24	27.394	9.55	262
ING MAP PLUS NP25	60.339	9.53	575
ING MAP PLUS NP30	2,357.782	9.42	22,210
Qualified V	74.201	10.86	806
Qualified VI	845,711.799	11.42	9,658,029
Qualified X (1.15)	11,644.996	9.76	113,655
Qualified X (1.25)	56,958.358	9.72	553,635
Qualified XII (0.00)	1,856.387	12.47	23,149
Qualified XII (0.25)	8,302.763	12.30	102,124
Qualified XII (0.30)	3,661.372	12.27	44,925
Qualified XII (0.40)	20,095.794	12.20	245,169
Qualified XII (0.50)	32,506.394	12.12	393,977
Qualified XII (0.55)	3,329.869	12.10	40,291
Qualified XII (0.60)	5,213.723	12.07	62,930
Qualified XII (0.65)	6,642.418	12.03	79,908
Qualified XII (0.70)	17,715.489	12.00	212,586
Qualified XII (0.75)	47,571.438	11.97	569,430
Qualified XII (0.80)	73,523.594	11.91	875,666
Qualified XII (0.85)	98,517.862	11.87	1,169,407
Qualified XII (0.90)	12,637.384	11.85	149,753
Qualified XII (0.95)	107,236.745	11.80	1,265,394
Qualified XII (1.00)	243,050.428	11.77	2,860,704
Qualified XII (1.05)	17,226.820	11.74	202,243
Qualified XII (1.10)	53,152.680	11.70	621,886
Qualified XII (1.15)	28,139.219	11.67	328,385
Qualified XII (1.20)	17,724.368	11.64	206,312
Qualified XII (1.25)	85,308.882	11.61	990,436
Qualified XII (1.30)	1,273.579	11.58	14,748

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service Class			
(continued)			
Qualified XII (1.35)	427.601	$ 11.54	$ 4,935
Qualified XII (1.40)	5,991.448	11.51	68,962
Qualified XII (1.45)	1,904.713	11.48	21,866
Qualified XII (1.50)	597.016	11.45	6,836
Qualified XV	393.498	11.15	4,388
Qualified XVI	19,831.384	11.26	223,301
Qualified XVII	4,674.721	10.96	51,235
Qualified XXV	208.043	11.28	2,347
Qualified XXVI	409.420	11.18	4,577
Qualified XXXII	1,165.191	9.72	11,326
Qualified XXXVIII	3,589.203	7.63	27,386
Qualified XLIII	470.168	7.60	3,573
Qualified LIII	3,125.684	9.36	29,256
Qualified LIV	3,231.920	9.30	30,057
Qualified LVI	1,543.969	9.40	14,513
	1,954,557.663		$ 22,349,894
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,626.432	$ 11.41	$ 18,558
Qualified V	287.836	11.34	3,264
Qualified VI	845,406.557	11.41	9,646,089
Qualified XII (0.00)	2,653.802	11.94	31,686
Qualified XII (0.10)	10.537	11.90	125
Qualified XII (0.25)	978.730	11.83	11,578
Qualified XII (0.30)	9,758.157	11.81	115,244
Qualified XII (0.40)	23,010.328	11.77	270,832
Qualified XII (0.50)	236,809.272	11.72	2,775,405
Qualified XII (0.55)	5,849.399	11.70	68,438
Qualified XII (0.60)	11,870.246	11.68	138,644
Qualified XII (0.65)	12,348.310	11.66	143,981
Qualified XII (0.70)	18,545.119	11.64	215,865
Qualified XII (0.75)	101,395.886	11.62	1,178,220
Qualified XII (0.80)	61,285.720	11.60	710,914
Qualified XII (0.85)	77,071.799	11.57	891,721
Qualified XII (0.90)	15,207.950	11.55	175,652
Qualified XII (0.95)	110,758.320	11.53	1,277,043
Qualified XII (1.00)	408,124.597	11.51	4,697,514
Qualified XII (1.05)	8,717.668	11.49	100,166
Qualified XII (1.10)	12,391.671	11.47	142,132
Qualified XII (1.15)	32,852.003	11.45	376,155
Qualified XII (1.20)	3,595.236	11.43	41,094
Qualified XII (1.25)	42,078.840	11.41	480,120
Qualified XII (1.30)	2,295.609	11.38	26,124
Qualified XII (1.35)	89.516	11.36	1,017
Qualified XII (1.40)	3,048.982	11.34	34,575
Qualified XII (1.45)	315.849	11.32	3,575
Qualified XII (1.50)	5.570	11.30	63

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class (continued)			
Qualified XIII	874.710	$ 11.53	$ 10,085
Qualified XV	4,027.191	11.53	46,434
Qualified XVI	18,959.533	11.30	214,243
Qualified XVII	1,270.394	11.41	14,495
Qualified XXI	21,966.407	11.60	254,810
Qualified XXV	9,651.905	11.62	112,155
Qualified XXVI	676.928	11.55	7,819
Qualified XXXVIII	8,933.139	6.31	56,368
Qualified XLIII	5,841.116	6.29	36,741
Qualified LIII	22,406.156	11.81	264,617
Qualified LIV	5,660.413	11.73	66,397
Qualified LVI	5,206.575	11.86	61,750
Qualified LIX	4,577.847	11.75	53,790
	2,158,442.255		$ 24,775,498
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	467.581	$ 6.85	$ 3,203
ING MAP PLUS NP10	866.288	6.84	5,925
ING MAP PLUS NP11	6,503.171	6.83	44,417
ING MAP PLUS NP12	5,230.025	6.82	35,669
ING MAP PLUS NP14	3,652.690	6.80	24,838
ING MAP PLUS NP15	12,530.091	6.79	85,079
ING MAP PLUS NP17	1,349.247	6.77	9,134
ING MAP PLUS NP22	1,200.165	6.73	8,077
ING MAP PLUS NP24	860.343	6.71	5,773
ING MAP PLUS NP25	282.966	6.70	1,896
ING MAP PLUS NP26	887.250	6.69	5,936
ING MAP PLUS NP29	876.182	6.66	5,835
ING MAP PLUS NP32	244.869	6.64	1,626
Qualified VI	68,250.925	7.77	530,310
Qualified XII (0.00)	88.267	8.14	718
Qualified XII (0.25)	297.422	8.06	2,397
Qualified XII (0.30)	185.979	8.05	1,497
Qualified XII (0.40)	4,379.213	8.02	35,121
Qualified XII (0.50)	4,472.607	7.99	35,736
Qualified XII (0.55)	1,251.780	7.97	9,977
Qualified XII (0.60)	3,530.503	7.96	28,103
Qualified XII (0.65)	1,395.365	7.94	11,079
Qualified XII (0.70)	770.216	7.93	6,108
Qualified XII (0.75)	3,602.360	7.91	28,495
Qualified XII (0.80)	2,123.013	7.90	16,772
Qualified XII (0.85)	5,724.904	7.88	45,112
Qualified XII (0.90)	728.436	7.87	5,733
Qualified XII (0.95)	8,157.258	7.86	64,116
Qualified XII (1.00)	22,581.449	7.84	177,039
Qualified XII (1.05)	1,898.061	7.83	14,862
Qualified XII (1.10)	1,266.146	7.81	9,889

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Service Class (continued)			
Qualified XII (1.15)	509.728	$ 7.80	$ 3,976
Qualified XII (1.20)	1,581.193	7.78	12,302
Qualified XII (1.25)	2,492.295	7.77	19,365
Qualified XII (1.30)	157.129	7.75	1,218
Qualified XII (1.35)	13.682	7.74	106
Qualified XII (1.40)	560.091	7.73	4,330
Qualified XII (1.45)	108.014	7.71	833
Qualified XV	1,567.184	7.86	12,318
Qualified XVI	1,616.014	7.70	12,443
Qualified XXV	44.574	7.91	353
Qualified XXVI	20.150	7.87	159
Qualified LIII	1,726.955	8.04	13,885
Qualified LIV	20.060	7.99	160
Qualified LVI	15.073	8.08	122
	176,086.914		$ 1,342,042
ING PIMCO High Yield Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	59,567.654	$ 8.30	$ 494,412
Qualified XXVIII	13,797.171	8.31	114,654
	73,364.825		$ 609,066
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,461.267	$ 8.77	$ 12,815
ING MAP PLUS NP9	1,135.378	8.39	9,526
ING MAP PLUS NP12	4,405.654	8.35	36,787
ING MAP PLUS NP13	1,715.219	8.34	14,305
ING MAP PLUS NP14	2,801.695	8.33	23,338
ING MAP PLUS NP15	7,270.379	8.32	60,490
ING MAP PLUS NP23	18.086	8.23	149
ING MAP PLUS NP25	171.116	8.21	1,405
Qualified VI	176,821.513	8.77	1,550,725
Qualified XII (0.00)	696.170	9.18	6,391
Qualified XII (0.30)	3,073.030	9.08	27,903
Qualified XII (0.40)	10,277.624	9.04	92,910
Qualified XII (0.50)	87,760.873	9.01	790,725
Qualified XII (0.55)	411.608	8.99	3,700
Qualified XII (0.60)	4,155.314	8.98	37,315
Qualified XII (0.65)	3,810.324	8.96	34,141
Qualified XII (0.70)	19,366.112	8.95	173,327
Qualified XII (0.75)	8,146.989	8.93	72,753
Qualified XII (0.80)	9,270.875	8.91	82,604
Qualified XII (0.85)	29,565.366	8.90	263,132
Qualified XII (0.90)	4,417.150	8.88	39,224
Qualified XII (0.95)	16,989.735	8.86	150,529
Qualified XII (1.00)	50,113.612	8.85	443,505
Qualified XII (1.05)	5,396.698	8.83	47,653
Qualified XII (1.10)	1,596.877	8.81	14,068

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class (continued)			
Qualified XII (1.15)	2,705.302	$ 8.80	$ 23,807
Qualified XII (1.20)	2,612.090	8.78	22,934
Qualified XII (1.25)	11,335.789	8.77	99,415
Qualified XII (1.30)	48.621	8.75	425
Qualified XII (1.40)	1,585.405	8.72	13,825
Qualified XII (1.45)	753.716	8.70	6,557
Qualified XIII	102.049	8.86	904
Qualified XV	1,484.727	8.86	13,155
Qualified XVI	8,093.319	8.69	70,331
Qualified XXI	9,180.499	8.91	81,798
Qualified XXV	1,159.279	8.93	10,352
Qualified XXXVIII	5,710.342	7.69	43,913
Qualified XLIII	699.046	7.67	5,362
Qualified LIII	3,826.433	9.08	34,744
Qualified LIV	2,164.671	9.02	19,525
Qualified LVI	2,546.770	9.12	23,227
Qualified LIX	288.732	9.03	2,607
	505,145.454		$ 4,462,301
ING Pioneer Equity Income Portfolio - Institutional Class			
Currently payable annuity contracts:	321,813.591	$6.20 to $6.35	$ 2,036,638
Contracts in accumulation period:			
ING Custom Choice 62	9,978.809	6.29	62,767
ING MAP PLUS NP1	118,829.164	6.48	770,013
ING MAP PLUS NP6	26,292.149	6.44	169,321
ING MAP PLUS NP8	83,273.864	6.42	534,618
ING MAP PLUS NP9	16,470.023	6.41	105,573
ING MAP PLUS NP10	920.584	6.40	5,892
ING MAP PLUS NP11	4,331.003	6.40	27,718
ING MAP PLUS NP13	7,453.020	6.38	47,550
ING MAP PLUS NP14	11,475.094	6.37	73,096
ING MAP PLUS NP15	10,918.984	6.36	69,445
ING MAP PLUS NP17	417.965	6.34	2,650
ING MAP PLUS NP19	22,975.423	6.33	145,434
ING MAP PLUS NP21	260.388	6.31	1,643
ING MAP PLUS NP22	523.986	6.30	3,301
ING MAP PLUS NP23	5,339.908	6.29	33,588
ING MAP PLUS NP24	4,581.936	6.29	28,820
ING MAP PLUS NP25	8,456.295	6.28	53,106
ING MAP PLUS NP26	8,488.598	6.27	53,224
ING MAP PLUS NP32	90.259	6.22	561
Qualified VI	3,716,467.126	6.29	23,376,578
Qualified VIII	4,886.750	6.29	30,738
Qualified X (1.15)	123,192.588	6.31	777,345
Qualified X (1.25)	208,364.798	6.29	1,310,615
Qualified XII (0.00)	5,502.675	6.50	35,767
Qualified XII (0.10)	141.106	6.49	916
Qualified XII (0.20)	522.090	6.47	3,378

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Equity Income Portfolio - Institutional			
Class (continued)			
Qualified XII (0.25)	6,475.241	$ 6.46	$ 41,830
Qualified XII (0.30)	605,801.859	6.45	3,907,422
Qualified XII (0.35)	1,937.171	6.44	12,475
Qualified XII (0.40)	220,247.589	6.43	1,416,192
Qualified XII (0.50)	1,238,564.699	6.42	7,951,585
Qualified XII (0.55)	181,409.320	6.41	1,162,834
Qualified XII (0.60)	78,541.275	6.40	502,664
Qualified XII (0.65)	95,174.867	6.39	608,167
Qualified XII (0.70)	169,127.828	6.38	1,079,036
Qualified XII (0.75)	864,613.479	6.37	5,507,588
Qualified XII (0.80)	862,180.854	6.36	5,483,470
Qualified XII (0.85)	626,384.788	6.36	3,983,807
Qualified XII (0.90)	100,143.643	6.35	635,912
Qualified XII (0.95)	640,956.811	6.34	4,063,666
Qualified XII (1.00)	2,802,649.491	6.33	17,740,771
Qualified XII (1.05)	84,222.290	6.32	532,285
Qualified XII (1.10)	117,145.398	6.31	739,187
Qualified XII (1.15)	206,884.865	6.31	1,305,444
Qualified XII (1.20)	12,131.165	6.30	76,426
Qualified XII (1.25)	156,353.073	6.29	983,461
Qualified XII (1.30)	7,697.288	6.28	48,339
Qualified XII (1.35)	311.622	6.27	1,954
Qualified XII (1.40)	15,530.973	6.26	97,224
Qualified XII (1.45)	3,583.773	6.25	22,399
Qualified XII (1.50)	1,155.882	6.25	7,224
Qualified XIII	186.860	6.34	1,185
Qualified XV	1,384.874	6.34	8,780
Qualified XVI	62,405.773	6.25	390,036
Qualified XVII	23,482.914	6.29	147,708
Qualified XVIII	27,245.771	6.33	172,466
Qualified XXI	60,248.918	6.36	383,183
Qualified XXV	27,390.246	6.37	174,476
Qualified XXVI	2,379.452	6.35	15,110
Qualified XXVII	3,054,174.384	6.33	19,332,924
Qualified XXXII	7,277.447	6.29	45,775
Qualified XXXIII (0.65)	156,726.942	6.39	1,001,485
Qualified XXXVIII	12,213.010	6.74	82,316
Qualified XLIII	5,391.798	6.72	36,233
Qualified LIII	11,187.328	6.44	72,046
Qualified LIV	264,070.787	6.40	1,690,053
Qualified LVI	21,763.852	6.47	140,812
Qualified LIX	225.536	6.42	1,448
	17,558,949.312		$ 111,367,693

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	19,753.518	$ 8.11	$ 160,201
Contracts in accumulation period:			
ING Custom Choice 62	997.218	7.26	7,240
ING MAP PLUS NP1	118,252.274	7.48	884,527
ING MAP PLUS NP8	18,203.306	7.41	134,887
ING MAP PLUS NP9	11,480.349	7.40	84,955
ING MAP PLUS NP10	301.800	7.39	2,230
ING MAP PLUS NP11	4,106.066	7.38	30,303
ING MAP PLUS NP12	13,361.551	7.37	98,475
ING MAP PLUS NP13	866.529	7.36	6,378
ING MAP PLUS NP14	5,373.263	7.35	39,493
ING MAP PLUS NP15	8,557.089	7.34	62,809
ING MAP PLUS NP17	1,063.742	7.32	7,787
ING MAP PLUS NP18	1,436.252	7.31	10,499
ING MAP PLUS NP23	533.216	7.26	3,871
ING MAP PLUS NP24	1,223.237	7.25	8,868
ING MAP PLUS NP25	1,964.312	7.24	14,222
ING MAP PLUS NP26	1,413.841	7.23	10,222
Qualified VI	294,259.021	7.26	2,136,320
Qualified VIII	439.124	7.26	3,188
Qualified X (1.15)	42,407.132	7.28	308,724
Qualified X (1.25)	53,096.460	7.26	385,480
Qualified XII (0.00)	2,955.577	7.51	22,196
Qualified XII (0.05)	186,936.226	7.51	1,403,891
Qualified XII (0.20)	2,259.867	7.47	16,881
Qualified XII (0.25)	358.786	7.46	2,677
Qualified XII (0.30)	39,837.305	7.45	296,788
Qualified XII (0.40)	8,760.816	7.43	65,093
Qualified XII (0.50)	119,890.323	7.41	888,387
Qualified XII (0.55)	18,669.155	7.40	138,152
Qualified XII (0.60)	2,345.831	7.39	17,336
Qualified XII (0.65)	208,049.469	7.38	1,535,405
Qualified XII (0.70)	8,355.476	7.37	61,580
Qualified XII (0.75)	27,694.254	7.36	203,830
Qualified XII (0.80)	41,664.210	7.35	306,232
Qualified XII (0.85)	50,525.330	7.34	370,856
Qualified XII (0.90)	5,149.067	7.33	37,743
Qualified XII (0.95)	63,777.109	7.32	466,848
Qualified XII (1.00)	83,533.940	7.31	610,633
Qualified XII (1.05)	8,997.918	7.30	65,685
Qualified XII (1.10)	5,592.926	7.29	40,772
Qualified XII (1.15)	34,878.065	7.28	253,912
Qualified XII (1.20)	4,298.036	7.27	31,247
Qualified XII (1.25)	14,630.025	7.26	106,214
Qualified XII (1.30)	22.535	7.25	163
Qualified XII (1.35)	114.247	7.24	827
Qualified XII (1.40)	1,740.001	7.23	12,580

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional Class (continued)			
Qualified XII (1.45)	326.629	$ 7.22	$ 2,358
Qualified XV	871.712	7.32	6,381
Qualified XVI	10,543.513	7.21	76,019
Qualified XVII	2,349.399	7.26	17,057
Qualified XVIII	2,275.568	7.31	16,634
Qualified XXI	2,070.239	7.35	15,216
Qualified XXV	1,182.370	7.36	8,702
Qualified XXVI	634.795	7.33	4,653
Qualified XXXII	1,336.828	7.26	9,705
Qualified XXXVIII	4,181.304	6.39	26,719
Qualified XLIII	263.662	6.37	1,680
Qualified LIII	228.440	7.44	1,700
Qualified LIV	8,479.371	7.39	62,663
Qualified LVI	3,298.372	7.47	24,639
	1,578,167.996		$ 11,630,733
ING Pioneer Fund Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP13	65.482	$ 7.33	$ 480
ING MAP PLUS NP19	10.372	7.28	76
ING MAP PLUS NP25	661.698	7.22	4,777
Qualified XII (1.00)	14,211.698	7.26	103,177
	14,949.250		$ 108,510
ING Pioneer Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	244.588	$ 7.14	$ 1,746
ING Pioneer Mid Cap Value Portfolio - Institutional Class			
Currently payable annuity contracts:	66,690.080	$ 7.39	$ 492,840
Contracts in accumulation period:			
ING Custom Choice 62	2,847.679	7.33	20,873
ING MAP PLUS NP1	13,061.648	7.55	98,615
ING MAP PLUS NP4	16,526.407	7.52	124,279
ING MAP PLUS NP9	8,281.705	7.47	61,864
ING MAP PLUS NP11	12,175.579	7.45	90,708
ING MAP PLUS NP12	5,817.602	7.44	43,283
ING MAP PLUS NP13	3,557.844	7.43	26,435
ING MAP PLUS NP14	16,994.915	7.42	126,102
ING MAP PLUS NP15	515.134	7.41	3,817
ING MAP PLUS NP16	22,740.678	7.40	168,281
ING MAP PLUS NP17	231.562	7.39	1,711
ING MAP PLUS NP18	333.058	7.38	2,458
ING MAP PLUS NP20	189.452	7.36	1,394
ING MAP PLUS NP21	606.103	7.35	4,455
ING MAP PLUS NP23	178.929	7.34	1,313
ING MAP PLUS NP25	591.510	7.32	4,330
ING MAP PLUS NP26	2,038.477	7.31	14,901
ING MAP PLUS NP28	448.512	7.29	3,270
ING MAP PLUS NP29	725.266	7.28	5,280

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Institutional			
Class (continued)			
ING MAP PLUS NP30	1,809.006	$ 7.27	$ 13,151
Qualified V	300.633	7.30	2,195
Qualified VI	1,820,095.884	7.33	13,341,303
Qualified VIII	42.188	7.33	309
Qualified X (1.15)	67,590.073	7.35	496,787
Qualified X (1.25)	130,542.235	7.33	956,875
Qualified XII (0.00)	3,331.269	7.58	25,251
Qualified XII (0.05)	57,418.897	7.58	435,235
Qualified XII (0.10)	102.176	7.56	772
Qualified XII (0.20)	254.293	7.54	1,917
Qualified XII (0.25)	1,474.968	7.53	11,107
Qualified XII (0.30)	111,759.588	7.52	840,432
Qualified XII (0.40)	37,963.773	7.50	284,728
Qualified XII (0.50)	1,140,145.218	7.48	8,528,286
Qualified XII (0.55)	64,062.312	7.47	478,545
Qualified XII (0.60)	101,159.684	7.46	754,651
Qualified XII (0.65)	379,480.961	7.45	2,827,133
Qualified XII (0.70)	95,969.687	7.44	714,014
Qualified XII (0.75)	360,540.067	7.43	2,678,813
Qualified XII (0.80)	743,213.398	7.42	5,514,643
Qualified XII (0.85)	244,138.717	7.41	1,809,068
Qualified XII (0.90)	40,053.147	7.40	296,393
Qualified XII (0.95)	221,746.736	7.39	1,638,708
Qualified XII (1.00)	1,420,080.511	7.38	10,480,194
Qualified XII (1.05)	30,014.400	7.37	221,206
Qualified XII (1.10)	33,073.371	7.36	243,420
Qualified XII (1.15)	56,637.512	7.35	416,286
Qualified XII (1.20)	19,686.843	7.34	144,501
Qualified XII (1.25)	82,796.056	7.33	606,895
Qualified XII (1.30)	14,059.624	7.32	102,916
Qualified XII (1.35)	1,652.475	7.31	12,080
Qualified XII (1.40)	14,693.045	7.30	107,259
Qualified XII (1.45)	6,746.775	7.29	49,184
Qualified XIII	242.815	7.39	1,794
Qualified XV	4,259.180	7.39	31,475
Qualified XVI	48,710.401	7.28	354,612
Qualified XVII	1,717.308	7.33	12,588
Qualified XVIII	4,990.621	7.38	36,831
Qualified XXV	19,064.884	7.43	141,652
Qualified XXVI	15,923.009	7.40	117,830
Qualified XXVII	1,146,541.467	7.33	8,404,149
Qualified XXXII	1,398.577	7.33	10,252
Qualified XXXIII (0.65)	62,485.278	7.45	465,515
Qualified XXXVIII	11,005.734	6.39	70,327
Qualified XLIII	29.769	6.37	190
Qualified LIII	11,735.326	7.51	88,132
Qualified LIV	38,821.481	7.46	289,608
Qualified LVI	11,537.666	7.54	86,994
Qualified LIX	2,907.881	7.48	21,751
	8,858,559.059		$ 65,464,166

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	7,756.527	$ 7.52	$ 58,329
ING MAP PLUS NP6	138.842	7.47	1,037
ING MAP PLUS NP9	3,296.864	7.44	24,529
ING MAP PLUS NP11	1,989.881	7.42	14,765
ING MAP PLUS NP12	861.306	7.41	6,382
ING MAP PLUS NP13	615.015	7.40	4,551
ING MAP PLUS NP16	3,364.267	7.37	24,795
ING MAP PLUS NP18	1,923.257	7.35	14,136
ING MAP PLUS NP22	1,570.171	7.31	11,478
ING MAP PLUS NP23	2,444.429	7.30	17,844
ING MAP PLUS NP24	490.584	7.29	3,576
ING MAP PLUS NP25	1,073.782	7.28	7,817
ING MAP PLUS NP26	2,007.569	7.27	14,595
	27,532.494		$ 203,834
ING Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,579.229	$ 8.48	$ 13,392
Qualified XII (0.00)	26.731	8.84	236
Qualified XII (0.05)	257,341.817	8.82	2,269,755
Qualified XII (0.40)	912.684	8.68	7,922
Qualified XII (0.75)	1,572.665	8.54	13,431
Qualified XII (0.80)	7,253.636	8.52	61,801
Qualified XII (1.00)	677.078	8.44	5,715
	269,363.840		$ 2,372,252
ING T. Rowe Price Capital Appreciation Portfolio -			
Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	73,733.868	$ 9.14	$ 673,928
ING MAP PLUS NP1	144,861.086	9.53	1,380,526
ING MAP PLUS NP8	31,840.306	9.41	299,617
ING MAP PLUS NP9	22,784.705	9.39	213,948
ING MAP PLUS NP10	457.064	9.37	4,283
ING MAP PLUS NP11	68,703.111	9.36	643,061
ING MAP PLUS NP12	23,685.191	9.34	221,220
ING MAP PLUS NP14	6,779.059	9.31	63,113
ING MAP PLUS NP15	30,306.351	9.29	281,546
ING MAP PLUS NP16	2,501.175	9.27	23,186
ING MAP PLUS NP17	85,127.716	9.25	787,431
ING MAP PLUS NP18	6,497.741	9.24	60,039
ING MAP PLUS NP19	39,035.759	9.22	359,910
ING MAP PLUS NP23	26,469.154	9.15	242,193
ING MAP PLUS NP24	4,494.633	9.14	41,081
ING MAP PLUS NP25	10,244.913	9.12	93,434
ING MAP PLUS NP26	10,807.595	9.10	98,349
ING MAP PLUS NP28	892.406	9.07	8,094
ING MAP PLUS NP29	281.219	9.05	2,545
ING MAP PLUS NP30	1,771.194	9.04	16,012

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio - Service Class (continued)			
Qualified V	3,475.689	$ 9.08	$ 31,559
Qualified VI	5,143,535.168	9.14	47,011,911
Qualified VIII	2,594.048	9.13	23,684
Qualified XII (0.00)	6,953.342	9.57	66,543
Qualified XII (0.10)	83.255	9.53	793
Qualified XII (0.25)	8,134.905	9.48	77,119
Qualified XII (0.30)	167,504.903	9.46	1,584,596
Qualified XII (0.35)	4,535.396	9.44	42,814
Qualified XII (0.40)	80,884.594	9.43	762,742
Qualified XII (0.50)	3,156,635.678	9.39	29,640,809
Qualified XII (0.55)	246,391.090	9.37	2,308,685
Qualified XII (0.60)	106,898.641	9.36	1,000,571
Qualified XII (0.65)	43,203.974	9.34	403,525
Qualified XII (0.70)	79,770.611	9.32	743,462
Qualified XII (0.75)	1,635,361.508	9.30	15,208,862
Qualified XII (0.80)	314,347.672	9.29	2,920,290
Qualified XII (0.85)	600,670.529	9.27	5,568,216
Qualified XII (0.90)	101,481.025	9.25	938,699
Qualified XII (0.95)	478,584.496	9.24	4,422,121
Qualified XII (1.00)	3,247,291.553	9.22	29,940,028
Qualified XII (1.05)	93,763.857	9.20	862,627
Qualified XII (1.10)	68,191.630	9.19	626,681
Qualified XII (1.15)	117,936.866	9.17	1,081,481
Qualified XII (1.20)	15,303.859	9.15	140,030
Qualified XII (1.25)	373,017.071	9.14	3,409,376
Qualified XII (1.30)	2,670.122	9.12	24,352
Qualified XII (1.35)	334.943	9.10	3,048
Qualified XII (1.40)	10,794.609	9.08	98,015
Qualified XII (1.45)	5,791.026	9.07	52,525
Qualified XII (1.50)	994.978	9.05	9,005
Qualified XIII	455.186	9.24	4,206
Qualified XV	10,316.399	9.24	95,324
Qualified XVI	91,305.453	9.05	826,314
Qualified XVII	13,658.867	9.14	124,842
Qualified XXI	32,285.087	9.29	299,928
Qualified XXV	95,900.694	9.30	891,876
Qualified XXVI	2,000.650	9.25	18,506
Qualified XXXVIII	17,769.021	7.14	126,871
Qualified XLIII	444.152	7.12	3,162
Qualified LIII	20,132.261	9.46	190,451
Qualified LIV	158,863.595	9.40	1,493,318
Qualified LVI	29,031.664	9.50	275,801
	17,180,574.313		$ 158,868,284
ING T. Rowe Price Equity Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	116,220.582	$ 7.90	$ 918,143

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	4,171.879	$ 8.95	$ 37,338
ING MAP PLUS NP1	4,383.850	9.21	40,375
ING MAP PLUS NP6	26,818.552	9.10	244,049
ING MAP PLUS NP9	24,262.850	9.03	219,094
ING MAP PLUS NP10	4,201.339	9.01	37,854
ING MAP PLUS NP11	10,674.819	8.99	95,967
ING MAP PLUS NP12	3,491.565	8.96	31,284
ING MAP PLUS NP13	7,149.199	8.94	63,914
ING MAP PLUS NP14	10,528.925	8.92	93,918
ING MAP PLUS NP15	8,586.864	8.90	76,423
ING MAP PLUS NP16	62.293	8.88	553
ING MAP PLUS NP17	3,699.965	8.86	32,782
ING MAP PLUS NP18	437.690	8.83	3,865
ING MAP PLUS NP19	558.742	8.81	4,923
ING MAP PLUS NP21	17,182.657	8.77	150,692
ING MAP PLUS NP22	1,001.134	8.75	8,760
ING MAP PLUS NP23	1,425.192	8.73	12,442
ING MAP PLUS NP24	1,173.745	8.70	10,212
ING MAP PLUS NP25	107.744	8.68	935
ING MAP PLUS NP26	1,499.547	8.66	12,986
ING MAP PLUS NP28	7,768.553	8.62	66,965
ING MAP PLUS NP30	1,142.530	8.58	9,803
ING MAP PLUS NP32	89.018	8.54	760
Qualified VI	861,176.476	11.46	9,869,082
Qualified X (1.15)	15,632.770	8.88	138,819
Qualified X (1.25)	61,258.840	8.85	542,141
Qualified XII (0.00)	7,322.649	12.30	90,069
Qualified XII (0.05)	149,177.484	12.22	1,822,949
Qualified XII (0.25)	1.437	12.13	17
Qualified XII (0.30)	25,956.178	12.10	314,070
Qualified XII (0.40)	20,902.656	12.03	251,459
Qualified XII (0.50)	211,117.941	11.95	2,522,859
Qualified XII (0.55)	13,397.987	11.93	159,838
Qualified XII (0.60)	13,977.887	11.90	166,337
Qualified XII (0.65)	11,778.703	11.87	139,813
Qualified XII (0.70)	29,593.728	11.83	350,094
Qualified XII (0.75)	39,616.392	11.80	467,473
Qualified XII (0.80)	57,425.220	11.75	674,746
Qualified XII (0.85)	59,740.176	11.70	698,960
Qualified XII (0.90)	17,037.040	11.68	198,993
Qualified XII (0.95)	4,028,893.450	11.64	46,896,320
Qualified XII (1.00)	311,881.357	11.60	3,617,824
Qualified XII (1.05)	11,747.157	11.57	135,915
Qualified XII (1.10)	44,337.564	11.54	511,655
Qualified XII (1.15)	35,273.841	11.51	406,002
Qualified XII (1.20)	12,810.812	11.48	147,068

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)			
Qualified XII (1.25)	59,042.932	$ 11.45	$ 676,042
Qualified XII (1.30)	41.006	11.42	468
Qualified XII (1.35)	425.496	11.38	4,842
Qualified XII (1.40)	4,909.680	11.35	55,725
Qualified XII (1.45)	88.901	11.32	1,006
Qualified XII (1.50)	516.854	11.29	5,835
Qualified XIII	953.957	10.96	10,455
Qualified XV	4,538.082	10.96	49,737
Qualified XVI	17,137.675	11.30	193,656
Qualified XVII	1,071.903	10.78	11,555
Qualified XVIII	3,052.673	8.94	27,291
Qualified XXI	158,900.498	11.06	1,757,440
Qualified XXV	1,345.789	11.09	14,925
Qualified XXVI	1,400.383	10.99	15,390
Qualified XXXVIII	16,188.733	6.25	101,180
Qualified XLIII	3,806.438	6.23	23,714
Qualified LIII	5,487.783	8.36	45,878
Qualified LIV	11,926.548	8.31	99,110
Qualified LVI	4,007.665	8.40	33,664
Qualified LIX	146.679	11.35	1,665
	6,475,466.072		$ 74,507,975
ING Templeton Global Growth Portfolio - Institutional Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,866.659	$ 10.17	$ 18,984
ING MAP PLUS NP11	2,324.408	10.14	23,570
ING MAP PLUS NP14	1,748.247	10.10	17,657
ING MAP PLUS NP16	22,721.749	10.08	229,035
ING MAP PLUS NP17	3,110.129	10.06	31,288
ING MAP PLUS NP18	24.012	10.05	241
ING MAP PLUS NP19	1,186.819	10.04	11,916
ING MAP PLUS NP20	27,025.058	10.02	270,791
ING MAP PLUS NP21	2,830.713	10.01	28,335
ING MAP PLUS NP23	6,783.906	9.98	67,703
ING MAP PLUS NP25	1,722.616	9.96	17,157
ING MAP PLUS NP26	4,045.957	9.94	40,217
ING MAP PLUS NP28	30.878	9.92	306
ING MAP PLUS NP32	7.357	9.86	73
Qualified XII (1.00)	1,685.930	10.04	16,927
	77,114.438		$ 774,200

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP21	36.118	$ 6.71	$ 242
ING MAP PLUS NP26	8.949	6.66	60
ING MAP PLUS NP29	193.541	6.64	1,285
Qualified VI	136,159.908	6.66	906,825
Qualified VIII	1,072.336	6.66	7,142
Qualified XII (0.00)	85.025	6.89	586
Qualified XII (0.30)	398.214	6.83	2,720
Qualified XII (0.40)	1,757.956	6.82	11,989
Qualified XII (0.50)	2,819.497	6.80	19,173
Qualified XII (0.55)	368.826	6.79	2,504
Qualified XII (0.60)	400.774	6.78	2,717
Qualified XII (0.65)	2,178.470	6.77	14,748
Qualified XII (0.70)	1,998.049	6.76	13,507
Qualified XII (0.75)	23,634.434	6.75	159,532
Qualified XII (0.80)	3,568.374	6.74	24,051
Qualified XII (0.85)	36,304.942	6.73	244,332
Qualified XII (0.90)	1,984.079	6.72	13,333
Qualified XII (0.95)	35,988.042	6.72	241,840
Qualified XII (1.00)	38,955.110	6.71	261,389
Qualified XII (1.05)	3,165.199	6.70	21,207
Qualified XII (1.10)	1,855.462	6.69	12,413
Qualified XII (1.15)	635.654	6.68	4,246
Qualified XII (1.20)	2,012.294	6.67	13,422
Qualified XII (1.25)	7,233.239	6.66	48,173
Qualified XII (1.35)	30.137	6.64	200
Qualified XII (1.40)	1,889.685	6.64	12,548
Qualified XV	13.415	6.72	90
Qualified XVI	1,767.773	6.62	11,703
Qualified XXI	3,375.441	6.74	22,750
Qualified XXV	2,135.870	6.75	14,417
Qualified XXVI	15.756	6.72	106
Qualified XXXVIII	828.140	5.92	4,903
Qualified XLIII	47.541	5.90	280
Qualified LIII	256.452	6.82	1,749
Qualified LIV	1,760.482	6.78	11,936
Qualified LVI	284.130	6.85	1,946
	315,219.314		$ 2,110,064

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Capital Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	497.000	$ 5.37	$ 2,669
Contracts in accumulation period:			
Qualified VI	18,975.492	5.51	104,555
Qualified X (1.15)	3,881.759	5.51	21,388
Qualified X (1.25)	5,388.541	5.51	29,691
Qualified XII (0.00)	33.802	5.56	188
Qualified XII (0.40)	159.795	5.55	887
Qualified XII (0.50)	986.834	5.54	5,467
Qualified XII (0.55)	15.895	5.54	88
Qualified XII (0.60)	127.780	5.54	708
Qualified XII (0.65)	16.222	5.54	90
Qualified XII (0.70)	698.072	5.53	3,860
Qualified XII (0.75)	11.108	5.53	61
Qualified XII (0.80)	578.347	5.53	3,198
Qualified XII (0.85)	2,435.071	5.53	13,466
Qualified XII (0.90)	37.830	5.53	209
Qualified XII (0.95)	1,315.489	5.52	7,262
Qualified XII (1.00)	3,657.759	5.52	20,191
Qualified XII (1.05)	449.728	5.52	2,483
Qualified XII (1.10)	90.344	5.52	499
Qualified XII (1.15)	22.085	5.51	122
Qualified XII (1.20)	865.956	5.51	4,771
Qualified XII (1.25)	231.902	5.51	1,278
Qualified XII (1.30)	0.726	5.51	4
Qualified XII (1.35)	16.800	5.51	93
Qualified XII (1.45)	44.238	5.50	243
Qualified XVI	556.229	5.50	3,059
Qualified XXI	3.611	5.53	20
Qualified XXV	89.720	5.53	496
Qualified XXVII	14,707.752	5.36	78,834
Qualified XXXII	835.198	5.51	4,602
Qualified XXXVIII	2,337.482	5.56	12,996
Qualified LIV	7,013.083	5.53	38,782
	66,081.650		$ 362,260
ING Van Kampen Capital Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP28	30.115	$ 5.49	$ 165
Qualified XII (0.00)	121.284	6.98	847
Qualified XII (0.50)	20,846.454	6.89	143,632
	20,997.853		$ 144,644

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio -			
Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	2,979.117	$ 8.58	$ 25,561
Qualified VI	465,666.470	8.58	3,995,418
Qualified XII (0.00)	3,215.873	8.98	28,879
Qualified XII (0.25)	320.517	8.90	2,853
Qualified XII (0.30)	8,131.377	8.88	72,207
Qualified XII (0.40)	5,168.773	8.85	45,744
Qualified XII (0.50)	327,917.034	8.82	2,892,228
Qualified XII (0.55)	6,060.455	8.80	53,332
Qualified XII (0.60)	10,437.960	8.79	91,750
Qualified XII (0.65)	26,601.852	8.77	233,298
Qualified XII (0.70)	18,098.821	8.75	158,365
Qualified XII (0.75)	69,650.791	8.74	608,748
Qualified XII (0.80)	16,493.180	8.72	143,821
Qualified XII (0.85)	41,381.788	8.71	360,435
Qualified XII (0.90)	8,324.075	8.69	72,336
Qualified XII (0.95)	60,708.858	8.67	526,346
Qualified XII (1.00)	314,224.665	8.66	2,721,186
Qualified XII (1.05)	8,015.433	8.64	69,253
Qualified XII (1.10)	4,788.078	8.63	41,321
Qualified XII (1.15)	20,660.672	8.61	177,888
Qualified XII (1.20)	2,463.392	8.59	21,161
Qualified XII (1.25)	22,145.367	8.58	190,007
Qualified XII (1.30)	155.801	8.56	1,334
Qualified XII (1.35)	218.600	8.55	1,869
Qualified XII (1.40)	2,258.667	8.53	19,266
Qualified XII (1.50)	4.029	8.50	34
Qualified XIII	105.525	8.67	915
Qualified XV	578.954	8.67	5,020
Qualified XVI	13,808.711	8.50	117,374
Qualified XXI	6,334.671	8.72	55,238
Qualified XXV	8,527.569	8.74	74,531
Qualified XXVI	759.649	8.69	6,601
Qualified XXXVIII	6,919.097	6.59	45,597
Qualified XLIII	3,800.052	6.57	24,966
Qualified LIII	2,064.404	8.88	18,332
Qualified LIV	20,662.851	8.82	182,246
Qualified LVI	2,678.139	8.92	23,889
Qualified LIX	221.968	8.84	1,962
	1,512,553.235		$ 13,111,311
ING Van Kampen Real Estate Portfolio -			
Institutional Class			
Currently payable annuity contracts:	117,467.157	$ 6.16	$ 723,598

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	5,273.166	$ 6.07	$ 32,008
ING MAP PLUS NP1	81,725.679	6.27	512,420
ING MAP PLUS NP4	1,278.285	6.24	7,977
ING MAP PLUS NP8	13,197.179	6.21	81,954
ING MAP PLUS NP9	5,668.711	6.20	35,146
ING MAP PLUS NP11	6,277.675	6.18	38,796
ING MAP PLUS NP12	2,132.003	6.17	13,154
ING MAP PLUS NP13	6,756.010	6.17	41,685
ING MAP PLUS NP14	20,825.614	6.16	128,286
ING MAP PLUS NP15	6,695.834	6.15	41,179
ING MAP PLUS NP16	21.244	6.14	130
ING MAP PLUS NP17	81.639	6.13	500
ING MAP PLUS NP18	1,624.240	6.12	9,940
ING MAP PLUS NP19	1,174.874	6.12	7,190
ING MAP PLUS NP20	2,177.245	6.11	13,303
ING MAP PLUS NP23	2,207.285	6.08	13,420
ING MAP PLUS NP24	713.168	6.08	4,336
ING MAP PLUS NP26	9,845.210	6.06	59,662
ING MAP PLUS NP28	70.134	6.04	424
Qualified V	730.341	6.04	4,411
Qualified VI	607,737.142	6.07	3,688,964
Qualified XII (0.00)	3,411.356	6.27	21,389
Qualified XII (0.25)	309.045	6.23	1,925
Qualified XII (0.30)	8,763.748	6.22	54,511
Qualified XII (0.40)	32,634.464	6.21	202,660
Qualified XII (0.50)	808,288.370	6.19	5,003,305
Qualified XII (0.55)	15,437.176	6.18	95,402
Qualified XII (0.60)	5,647.507	6.17	34,845
Qualified XII (0.65)	17,157.698	6.16	105,691
Qualified XII (0.70)	16,289.630	6.16	100,344
Qualified XII (0.75)	94,090.120	6.15	578,654
Qualified XII (0.80)	79,392.117	6.14	487,468
Qualified XII (0.85)	131,923.458	6.13	808,691
Qualified XII (0.90)	9,895.632	6.12	60,561
Qualified XII (0.95)	87,635.364	6.12	536,328
Qualified XII (1.00)	554,232.301	6.11	3,386,359
Qualified XII (1.05)	14,403.975	6.10	87,864
Qualified XII (1.10)	14,365.544	6.09	87,486
Qualified XII (1.15)	23,845.334	6.08	144,980
Qualified XII (1.20)	1,940.629	6.07	11,780
Qualified XII (1.25)	36,902.278	6.07	223,997
Qualified XII (1.30)	3,120.515	6.06	18,910
Qualified XII (1.40)	1,382.316	6.04	8,349
Qualified XII (1.45)	18.312	6.03	110
Qualified XII (1.50)	67.572	6.03	407
Qualified XV	3,810.954	6.12	23,323

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Real Estate Portfolio - Service Class (continued)			
Qualified XVI	13,168.308	$ 6.03	$ 79,405
Qualified XVII	13.901	6.07	84
Qualified XXI	8,929.428	6.14	54,827
Qualified XXV	13,969.010	6.15	85,909
Qualified XXVI	2,360.154	6.12	14,444
Qualified XXXVIII	12,491.697	5.35	66,831
Qualified XLIII	452.298	5.33	2,411
Qualified LIII	13,969.573	6.21	86,751
Qualified LIV	6,625.216	6.17	40,878
Qualified LVI	5,650.189	6.24	35,257
Qualified LIX	295.701	6.19	1,830
	2,819,103.568		$ 17,288,851
ING VP Index Plus International Equity Portfolio - Institutional Class			
Currently payable annuity contracts:	104,337.094	$5.22 to $5.25	$ 547,557
Contracts in accumulation period:			
ING Custom Choice 62	309.619	6.01	1,861
Qualified VI	516,586.394	6.01	3,104,684
Qualified VIII	16.547	6.00	99
Qualified X (1.15)	21,210.324	5.31	112,627
Qualified X (1.25)	104,328.544	5.31	553,985
Qualified XII (0.00)	176.250	6.11	1,077
Qualified XII (0.05)	16,567.809	6.11	101,229
Qualified XII (0.20)	894.450	6.09	5,447
Qualified XII (0.25)	546.289	6.09	3,327
Qualified XII (0.30)	35,921.247	6.08	218,401
Qualified XII (0.35)	264.433	6.08	1,608
Qualified XII (0.40)	8,248.516	6.08	50,151
Qualified XII (0.50)	66,049.427	6.07	400,920
Qualified XII (0.55)	5,621.863	6.06	34,068
Qualified XII (0.60)	10,347.315	6.06	62,705
Qualified XII (0.65)	16,958.112	6.06	102,766
Qualified XII (0.70)	14,813.476	6.05	89,622
Qualified XII (0.75)	99,286.689	6.05	600,684
Qualified XII (0.80)	79,193.826	6.04	478,331
Qualified XII (0.85)	85,620.283	6.04	517,147
Qualified XII (0.90)	9,823.595	6.03	59,236
Qualified XII (0.95)	109,318.488	6.03	659,190
Qualified XII (1.00)	196,247.788	6.03	1,183,374
Qualified XII (1.05)	7,960.505	6.02	47,922
Qualified XII (1.10)	18,605.309	6.02	112,004
Qualified XII (1.15)	29,755.903	6.01	178,833
Qualified XII (1.20)	1,429.637	6.01	8,592
Qualified XII (1.25)	21,973.521	6.01	132,061
Qualified XII (1.35)	47.480	6.00	285
Qualified XII (1.40)	5,840.237	5.99	34,983
Qualified XII (1.45)	446.943	5.99	2,677
Qualified XII (1.50)	37.977	5.98	227

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio -			
Institutional Class (continued)			
Qualified XV	5,780.993	$ 6.03	$ 34,859
Qualified XVI	12,165.724	5.98	72,751
Qualified XVIII	7,384.774	5.31	39,213
Qualified XXI	10,240.157	6.04	61,851
Qualified XXV	483.959	6.06	2,933
Qualified XXVI	74.720	6.04	451
Qualified XXVII	296,630.184	5.28	1,566,207
Qualified XXXII	864.987	5.31	4,593
Qualified XXXVI	3,334.234	6.06	20,205
Qualified XXXVIII	2,225.763	5.40	12,019
Qualified LIII	12,882.229	6.07	78,195
Qualified LIV	5,893.137	6.04	35,595
Qualified LVI	5,024.094	6.09	30,597
Qualified LIX	670.639	5.96	3,997
	1,952,441.484		$ 11,371,146
ING VP Index Plus International Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP28	168.389	$ 6.42	$ 1,081
Qualified VI	188,659.672	6.44	1,214,968
Qualified X (1.15)	9,429.492	6.46	60,915
Qualified X (1.25)	22,105.492	6.44	142,359
Qualified XII (0.00)	4,214.083	6.66	28,066
Qualified XII (0.10)	8.255	6.64	55
Qualified XII (0.25)	791.542	6.61	5,232
Qualified XII (0.30)	108.036	6.61	714
Qualified XII (0.40)	4,424.927	6.59	29,160
Qualified XII (0.50)	3,160.056	6.57	20,762
Qualified XII (0.55)	340.273	6.56	2,232
Qualified XII (0.65)	13,716.856	6.54	89,708
Qualified XII (0.70)	377.720	6.54	2,470
Qualified XII (0.75)	12,017.905	6.53	78,477
Qualified XII (0.80)	9,132.801	6.52	59,546
Qualified XII (0.85)	16,087.762	6.51	104,731
Qualified XII (0.90)	2,050.731	6.50	13,330
Qualified XII (0.95)	31,590.880	6.49	205,025
Qualified XII (1.00)	75,211.042	6.48	487,368
Qualified XII (1.05)	1,925.623	6.47	12,459
Qualified XII (1.10)	5,372.110	6.47	34,758
Qualified XII (1.15)	8,522.474	6.46	55,055
Qualified XII (1.20)	1,350.231	6.45	8,709
Qualified XII (1.25)	3,306.189	6.44	21,292
Qualified XII (1.35)	111.755	6.42	717
Qualified XII (1.40)	1,678.895	6.41	10,762
Qualified XVI	7,579.902	6.40	48,511
Qualified XVIII	10,570.117	6.48	68,494
Qualified XXI	3,633.810	6.52	23,692
Qualified XXV	2,859.870	6.53	18,675

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio -			
Service Class (continued)			
Qualified XXVII	15.812	$ 6.61	$ 105
Qualified XXXII	527.978	6.44	3,400
Qualified XXXV	1,905.231	6.07	11,565
Qualified XLIII	446.222	5.37	2,396
Qualified LIII	4,868.903	6.60	32,135
Qualified LIV	1,464.408	6.55	9,592
Qualified LVI	3,260.583	6.62	21,585
Qualified LIX	509.341	6.57	3,346
	453,505.368		$ 2,933,447
ING Wells Fargo Small Cap Disciplined Portfolio -			
Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP26	940.730	$ 6.63	$ 6,237
Qualified VI	26,420.399	6.64	175,431
Qualified XII (0.00)	6,810.073	6.86	46,717
Qualified XII (0.30)	27.070	6.81	184
Qualified XII (0.40)	504.882	6.79	3,428
Qualified XII (0.50)	16,805.174	6.77	113,771
Qualified XII (0.55)	4,152.706	6.76	28,072
Qualified XII (0.65)	10,605.536	6.75	71,587
Qualified XII (0.75)	2,048.838	6.73	13,789
Qualified XII (0.80)	2,145.801	6.72	14,420
Qualified XII (0.85)	1,067.086	6.71	7,160
Qualified XII (0.90)	1,947.664	6.70	13,049
Qualified XII (0.95)	3,548.549	6.69	23,740
Qualified XII (1.00)	8,812.022	6.68	58,864
Qualified XII (1.05)	46.135	6.67	308
Qualified XII (1.10)	45.942	6.67	306
Qualified XII (1.15)	1,989.221	6.66	13,248
Qualified XII (1.20)	105.053	6.65	699
Qualified XII (1.25)	1,842.818	6.64	12,236
Qualified XII (1.40)	633.175	6.61	4,185
Qualified XII (1.45)	10.664	6.60	70
Qualified XVI	218.668	6.59	1,441
Qualified XXV	210.070	6.73	1,414
Qualified XXVII	49,157.511	6.62	325,423
Qualified XLIII	21.051	6.44	136
Qualified LIII	1,669.446	6.80	11,352
	141,786.284		$ 947,267
ING International Growth Opportunities Fund -			
Class Q			
Contracts in accumulation period:			
ING MAP PLUS NP22	879.735	$ 7.92	$ 6,968
ING MAP PLUS NP29	14.906	7.78	116
	894.641		$ 7,084

Division/Contract	Units	Unit Value	Extended Value
ING International SmallCap Multi-Manager Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	53,892.871	$ 9.84	$ 530,306
ING MAP PLUS NP8	13,875.613	9.67	134,177
ING MAP PLUS NP9	3,510.049	9.65	33,872
ING MAP PLUS NP11	7,239.049	9.60	69,495
ING MAP PLUS NP13	4.903	9.55	47
ING MAP PLUS NP14	1,981.060	9.53	18,880
ING MAP PLUS NP15	4,520.709	9.51	42,992
ING MAP PLUS NP16	8,317.623	9.48	78,851
ING MAP PLUS NP17	29.746	9.46	281
ING MAP PLUS NP18	1,425.197	9.44	13,454
ING MAP PLUS NP19	3,472.302	9.41	32,674
ING MAP PLUS NP20	28,634.887	9.39	268,882
ING MAP PLUS NP23	1,055.997	9.32	9,842
ING MAP PLUS NP24	672.668	9.30	6,256
ING MAP PLUS NP26	658.741	9.25	6,093
ING MAP PLUS NP29	650.532	9.19	5,978
ING MAP PLUS NP30	27.902	9.16	256
ING MAP PLUS NP35	970.535	9.05	8,783
	130,940.384		$ 1,261,119
ING American Century Large Company Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	10,645.977	$ 7.36	$ 78,354
ING American Century Large Company Value Portfolio - Service Class			
Currently payable annuity contracts:	6,707.613	$ 8.21	$ 55,070
Contracts in accumulation period:			
ING Custom Choice 62	929.494	7.93	7,371
Qualified VI	96,719.332	9.81	948,817
Qualified X (1.15)	18,398.562	7.87	144,797
Qualified X (1.25)	31,865.975	7.62	242,819
Qualified XII (0.25)	30.838	10.54	325
Qualified XII (0.30)	527.048	10.50	5,534
Qualified XII (0.40)	9,406.735	10.43	98,112
Qualified XII (0.50)	3,000.018	10.35	31,050
Qualified XII (0.55)	654.813	10.32	6,758
Qualified XII (0.60)	103.192	10.28	1,061
Qualified XII (0.65)	6,885.127	10.24	70,504
Qualified XII (0.70)	1,987.577	10.21	20,293
Qualified XII (0.75)	3,897.094	10.17	39,633
Qualified XII (0.80)	5,107.702	10.14	51,792
Qualified XII (0.85)	14,394.428	10.10	145,384
Qualified XII (0.90)	913.538	10.06	9,190
Qualified XII (0.95)	15,043.328	10.03	150,885
Qualified XII (1.00)	50,569.262	9.99	505,187
Qualified XII (1.05)	904.550	9.96	9,009
Qualified XII (1.10)	3,800.294	9.92	37,699

Division/Contract	Units	Unit Value	Extended Value
ING American Century Large Company Value Portfolio - Service Class (continued)			
Qualified XII (1.15)	619.080	$ 9.88	$ 6,117
Qualified XII (1.20)	387.902	9.85	3,821
Qualified XII (1.25)	8,922.370	9.81	87,528
Qualified XII (1.30)	367.718	9.78	3,596
Qualified XII (1.35)	422.612	9.74	4,116
Qualified XII (1.40)	1,026.846	9.71	9,971
Qualified XIII	36.326	10.03	364
Qualified XV	892.547	10.03	8,952
Qualified XVI	2,158.726	9.64	20,810
Qualified XXV	684.031	10.17	6,957
Qualified XXVI	1,370.194	10.06	13,784
Qualified XXXVIII	138.217	6.05	836
Qualified XLIII	299.788	6.03	1,808
Qualified LIII	4,690.845	7.75	36,354
Qualified LIV	2,128.508	7.70	16,390
Qualified LVI	1,893.670	7.79	14,752
	297,885.900		$ 2,817,446
ING American Century Small-Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	4,657.036	$ 8.28	$ 38,560
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	20,897.102	$ 10.64	$ 222,345
Contracts in accumulation period:			
ING Custom Choice 62	570.841	9.95	5,680
ING MAP PLUS NP10	4,515.965	10.23	46,198
ING MAP PLUS NP11	4,146.402	10.21	42,335
ING MAP PLUS NP15	7,526.132	10.11	76,089
ING MAP PLUS NP16	31.472	10.08	317
ING MAP PLUS NP19	671.100	10.01	6,718
ING MAP PLUS NP21	7,244.716	9.96	72,157
ING MAP PLUS NP22	364.576	9.94	3,624
ING MAP PLUS NP26	530.482	9.84	5,220
ING MAP PLUS NP28	267.559	9.79	2,619
Qualified V	107.753	10.83	1,167
Qualified VI	234,492.737	10.94	2,565,351
Qualified X (1.15)	18,367.288	11.02	202,408
Qualified X (1.25)	20,233.828	10.94	221,358
Qualified XII (0.00)	296.519	11.90	3,529
Qualified XII (0.05)	39,840.049	11.75	468,121
Qualified XII (0.10)	16.136	11.82	191
Qualified XII (0.25)	814.507	11.70	9,530
Qualified XII (0.30)	10,524.938	11.66	122,721
Qualified XII (0.35)	11.355	11.62	132
Qualified XII (0.40)	10,979.477	11.58	127,142
Qualified XII (0.50)	27,666.099	11.51	318,437
Qualified XII (0.55)	1,742.173	11.47	19,983

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value			
Portfolio - Service Class (continued)			
Qualified XII (0.60)	13,719.996	$ 11.43	$ 156,820
Qualified XII (0.65)	13,474.229	11.39	153,471
Qualified XII (0.70)	14,960.016	11.35	169,796
Qualified XII (0.75)	32,018.744	11.32	362,452
Qualified XII (0.80)	4,843.192	11.28	54,631
Qualified XII (0.85)	25,079.617	11.24	281,895
Qualified XII (0.90)	1,457.982	11.20	16,329
Qualified XII (0.95)	1,194,533.884	11.17	13,342,943
Qualified XII (1.00)	186,081.181	11.13	2,071,084
Qualified XII (1.05)	4,519.133	11.09	50,117
Qualified XII (1.10)	7,798.831	11.05	86,177
Qualified XII (1.15)	5,152.750	11.02	56,783
Qualified XII (1.20)	853.111	10.98	9,367
Qualified XII (1.25)	15,366.474	10.94	168,109
Qualified XII (1.30)	180.160	10.91	1,966
Qualified XII (1.35)	133.654	10.87	1,453
Qualified XII (1.40)	2,224.501	10.84	24,114
Qualified XII (1.45)	46.225	10.80	499
Qualified XIII	329.895	11.17	3,685
Qualified XV	913.672	11.17	10,206
Qualified XVI	11,663.003	10.76	125,494
Qualified XVII	3,613.704	10.94	39,534
Qualified XVIII	3,077.430	11.13	34,252
Qualified XXI	6,123.624	11.28	69,074
Qualified XXV	1,026.947	11.32	11,625
Qualified XXVI	142.953	11.20	1,601
Qualified XXXII	222.276	10.38	2,307
Qualified XXXVIII	11,028.332	7.02	77,419
Qualified XLIII	194.106	7.00	1,359
Qualified LIII	7,260.216	9.24	67,084
Qualified LIV	3,771.859	9.18	34,626
Qualified LVI	4,346.838	9.28	40,339
Qualified LIX	430.384	11.65	5,014
	1,988,448.125		$ 22,074,997
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP6	4,944.370	$ 6.49	$ 32,089
ING MAP PLUS NP8	32,074.442	6.47	207,522
ING MAP PLUS NP9	16,026.088	6.46	103,529
ING MAP PLUS NP10	3,354.729	6.45	21,638
ING MAP PLUS NP11	13,943.623	6.44	89,797
ING MAP PLUS NP13	2,816.485	6.43	18,110
ING MAP PLUS NP14	19,271.539	6.42	123,723
ING MAP PLUS NP15	1,975.011	6.41	12,660
ING MAP PLUS NP17	25,334.266	6.39	161,886
ING MAP PLUS NP18	3,546.947	6.38	22,630
ING MAP PLUS NP19	18,289.897	6.38	116,690

Division/Contract	Units	Unit Value	Extended Value
ING Baron Asset Portfolio - Service Class (continued)			
ING MAP PLUS NP20	15,109.064	$ 6.37	$ 96,245
ING MAP PLUS NP21	18,992.439	6.36	120,792
ING MAP PLUS NP22	192.754	6.35	1,224
ING MAP PLUS NP23	12,312.076	6.34	78,059
ING MAP PLUS NP24	0.670	6.33	4
ING MAP PLUS NP26	1,849.024	6.32	11,686
ING MAP PLUS NP27	301.113	6.31	1,900
ING MAP PLUS NP28	1,802.319	6.30	11,355
ING MAP PLUS NP29	3,101.587	6.29	19,509
ING MAP PLUS NP30	3.232	6.28	20
ING MAP PLUS NP32	26.689	6.27	167
Qualified VI	47,182.877	6.32	298,196
Qualified XII (0.00)	1.458	6.53	10
Qualified XII (0.30)	741.613	6.48	4,806
Qualified XII (0.40)	1,863.333	6.46	12,037
Qualified XII (0.50)	37,554.739	6.44	241,853
Qualified XII (0.55)	954.898	6.44	6,150
Qualified XII (0.60)	2,087.373	6.43	13,422
Qualified XII (0.65)	1,079.072	6.42	6,928
Qualified XII (0.70)	564.931	6.41	3,621
Qualified XII (0.75)	3,523.673	6.40	22,552
Qualified XII (0.80)	2,611.102	6.39	16,685
Qualified XII (0.85)	9,103.353	6.38	58,079
Qualified XII (0.90)	339.204	6.38	2,164
Qualified XII (0.95)	4,104.793	6.37	26,148
Qualified XII (1.00)	12,398.742	6.36	78,856
Qualified XII (1.05)	882.231	6.35	5,602
Qualified XII (1.10)	1,431.429	6.34	9,075
Qualified XII (1.15)	1,249.483	6.33	7,909
Qualified XII (1.20)	1,162.013	6.32	7,344
Qualified XII (1.25)	2,699.959	6.32	17,064
Qualified XII (1.40)	208.429	6.29	1,311
Qualified XII (1.45)	5.685	6.28	36
Qualified XV	10.185	6.37	65
Qualified XVI	3,290.818	6.27	20,633
Qualified XXVI	175.307	6.38	1,118
Qualified XXXVIII	40.951	5.76	236
Qualified XLIII	328.202	5.75	1,887
Qualified LIV	1,034.222	6.43	6,650
Qualified LVI	667.992	6.50	4,342
	332,566.431		$ 2,126,014
ING Baron Small Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	29,810.779	$ 7.25	$ 216,128

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:	53,062.269	$ 9.49	$ 503,561
Contracts in accumulation period:			
ING Custom Choice 62	1,128.980	8.91	10,059
ING MAP PLUS NP1	8,253.538	9.46	78,078
ING MAP PLUS NP4	9,999.393	9.39	93,894
ING MAP PLUS NP6	3,440.740	9.34	32,137
ING MAP PLUS NP8	24,877.661	9.30	231,362
ING MAP PLUS NP9	23,204.115	9.27	215,102
ING MAP PLUS NP10	662.717	9.25	6,130
ING MAP PLUS NP11	30,352.052	9.23	280,149
ING MAP PLUS NP12	7,903.891	9.21	72,795
ING MAP PLUS NP13	2,376.939	9.18	21,820
ING MAP PLUS NP14	16,872.225	9.16	154,550
ING MAP PLUS NP15	40,243.671	9.14	367,827
ING MAP PLUS NP16	2,248.442	9.12	20,506
ING MAP PLUS NP17	11,263.944	9.09	102,389
ING MAP PLUS NP18	16,165.674	9.07	146,623
ING MAP PLUS NP19	8,758.895	9.05	79,268
ING MAP PLUS NP20	43,781.560	9.03	395,347
ING MAP PLUS NP21	17,765.048	9.00	159,885
ING MAP PLUS NP22	106.980	8.98	961
ING MAP PLUS NP23	13,644.765	8.96	122,257
ING MAP PLUS NP24	2,585.187	8.94	23,112
ING MAP PLUS NP26	2,033.352	8.89	18,077
ING MAP PLUS NP27	364.582	8.87	3,234
ING MAP PLUS NP28	1,596.418	8.85	14,128
ING MAP PLUS NP29	31.381	8.83	277
ING MAP PLUS NP30	2,981.669	8.81	26,269
ING MAP PLUS NP32	50.288	8.76	441
Qualified VI	1,032,298.907	10.61	10,952,691
Qualified X (1.15)	62,552.022	10.68	668,056
Qualified X (1.25)	109,538.205	10.61	1,162,200
Qualified XII (0.00)	5,482.575	11.54	63,269
Qualified XII (0.05)	42,357.627	11.40	482,877
Qualified XII (0.10)	198.865	11.46	2,279
Qualified XII (0.25)	1,616.228	11.35	18,344
Qualified XII (0.30)	42,300.024	11.31	478,413
Qualified XII (0.35)	1,445.872	11.27	16,295
Qualified XII (0.40)	45,355.326	11.23	509,340
Qualified XII (0.50)	1,201,988.239	11.16	13,414,189
Qualified XII (0.55)	37,115.218	11.12	412,721
Qualified XII (0.60)	38,971.850	11.08	431,808
Qualified XII (0.65)	38,438.428	11.05	424,745
Qualified XII (0.70)	31,643.649	11.01	348,397
Qualified XII (0.75)	170,720.709	10.97	1,872,806
Qualified XII (0.80)	61,280.157	10.94	670,405
Qualified XII (0.85)	167,687.470	10.90	1,827,793

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Qualified XII (0.90)	26,244.655	$ 10.86	$ 285,017
Qualified XII (0.95)	1,047,522.418	10.83	11,344,668
Qualified XII (1.00)	554,432.848	10.79	5,982,330
Qualified XII (1.05)	15,893.805	10.76	171,017
Qualified XII (1.10)	26,313.748	10.72	282,083
Qualified XII (1.15)	47,092.798	10.68	502,951
Qualified XII (1.20)	10,006.213	10.65	106,566
Qualified XII (1.25)	53,816.420	10.61	570,992
Qualified XII (1.30)	69.211	10.58	732
Qualified XII (1.35)	916.424	10.54	9,659
Qualified XII (1.40)	6,826.595	10.51	71,748
Qualified XII (1.45)	937.313	10.47	9,814
Qualified XII (1.50)	264.733	10.44	2,764
Qualified XIII	1,179.538	10.83	12,774
Qualified XV	484.318	10.83	5,245
Qualified XVI	33,410.082	10.44	348,801
Qualified XVII	2,885.923	10.61	30,620
Qualified XVIII	2,964.675	10.79	31,989
Qualified XXI	20,859.399	10.94	228,202
Qualified XXV	7,435.754	10.97	81,570
Qualified XXVI	703.907	10.86	7,644
Qualified XXVII	575,621.011	12.23	7,039,845
Qualified XXVIII	247,715.489	5.77	1,429,318
Qualified XXXII	415.574	9.48	3,940
Qualified XXXIII (0.65)	19,812.977	11.23	222,500
Qualified XXXVIII	6,051.667	5.68	34,373
Qualified XLIII	813.007	5.66	4,602
Qualified LIII	22,448.867	7.80	175,101
Qualified LIV	28,006.708	7.75	217,052
Qualified LVI	6,133.889	7.83	48,028
Qualified LIX	3,249.581	11.30	36,720
	6,207,277.294		$ 66,235,531
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	2,536.464	$ 6.83	$ 17,324
ING MAP PLUS NP11	4,049.703	6.80	27,538
ING MAP PLUS NP17	6,144.767	6.74	41,416
ING MAP PLUS NP18	2,212.924	6.73	14,893
ING MAP PLUS NP19	1,284.064	6.73	8,642
ING MAP PLUS NP24	18.734	6.68	125
ING MAP PLUS NP28	65.167	6.65	433
Qualified V	756.757	6.63	5,017
Qualified VI	54,338.345	6.66	361,893
Qualified XII (0.00)	11.617	6.89	80
Qualified XII (0.30)	152.607	6.84	1,044
Qualified XII (0.40)	377.804	6.82	2,577
Qualified XII (0.50)	1,237.868	6.80	8,418

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value II Portfolio - Service Class (continued)			
Qualified XII (0.55)	882.373	$ 6.79	$ 5,991
Qualified XII (0.60)	62.667	6.78	425
Qualified XII (0.65)	272.347	6.77	1,844
Qualified XII (0.70)	5,249.059	6.76	35,484
Qualified XII (0.75)	8,907.738	6.75	60,127
Qualified XII (0.80)	771.318	6.74	5,199
Qualified XII (0.85)	6,608.698	6.73	44,477
Qualified XII (0.90)	2,466.211	6.73	16,598
Qualified XII (0.95)	2,275.196	6.72	15,289
Qualified XII (1.00)	22,549.914	6.71	151,310
Qualified XII (1.05)	1,186.821	6.70	7,952
Qualified XII (1.10)	3,092.538	6.69	20,689
Qualified XII (1.15)	6,272.341	6.68	41,899
Qualified XII (1.20)	1,912.180	6.67	12,754
Qualified XII (1.25)	3,522.956	6.66	23,463
Qualified XII (1.30)	0.632	6.65	4
Qualified XII (1.40)	142.607	6.64	947
Qualified XVI	1,567.136	6.62	10,374
Qualified XXV	7.932	6.75	54
Qualified LIII	2.849	6.82	19
Qualified LIV	93.614	6.78	635
Qualified LVI	1,199.934	6.85	8,220
	142,233.882		$ 953,154
ING Davis New York Venture Portfolio - Service Class			
Currently payable annuity contracts:	31,743.185	$ 8.05	$ 255,533
Contracts in accumulation period:			
ING Custom Choice 62	317.202	7.83	2,484
ING MAP PLUS NP1	11,471.362	7.85	90,050
ING MAP PLUS NP8	41,807.523	7.72	322,754
ING MAP PLUS NP11	4,824.786	7.66	36,958
ING MAP PLUS NP14	7,735.166	7.60	58,787
ING MAP PLUS NP16	4,072.403	7.57	30,828
ING MAP PLUS NP17	1,442.193	7.55	10,889
ING MAP PLUS NP18	421.665	7.53	3,175
ING MAP PLUS NP19	1,849.628	7.51	13,891
ING MAP PLUS NP20	192.053	7.49	1,438
ING MAP PLUS NP22	610.643	7.46	4,555
ING MAP PLUS NP23	7,365.531	7.44	54,800
ING MAP PLUS NP24	5.430	7.42	40
ING MAP PLUS NP26	553.850	7.38	4,087
ING MAP PLUS NP27	2.465	7.37	18
ING MAP PLUS NP28	211.171	7.35	1,552
ING MAP PLUS NP29	829.381	7.33	6,079
Qualified VI	262,812.784	12.61	3,314,069
Qualified X (1.15)	13,188.599	8.17	107,751
Qualified X (1.25)	20,117.770	7.92	159,333
Qualified XII (0.00)	338.981	13.79	4,675

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class (continued)			
Qualified XII (0.25)	601.766	$ 13.54	$ 8,148
Qualified XII (0.30)	6,384.142	13.49	86,122
Qualified XII (0.40)	11,013.041	13.40	147,575
Qualified XII (0.50)	39,316.873	13.30	522,914
Qualified XII (0.55)	6,104.744	13.26	80,949
Qualified XII (0.60)	10,487.372	13.21	138,538
Qualified XII (0.65)	1,456.131	13.16	19,163
Qualified XII (0.70)	6,350.977	13.11	83,261
Qualified XII (0.75)	30,406.629	13.07	397,415
Qualified XII (0.80)	7,168.551	13.02	93,335
Qualified XII (0.85)	22,012.135	12.97	285,497
Qualified XII (0.90)	3,216.745	12.93	41,593
Qualified XII (0.95)	30,187.586	12.88	388,816
Qualified XII (1.00)	84,261.709	12.84	1,081,920
Qualified XII (1.05)	4,826.905	12.79	61,736
Qualified XII (1.10)	4,429.894	12.74	56,437
Qualified XII (1.15)	3,211.644	12.70	40,788
Qualified XII (1.20)	1,441.553	12.65	18,236
Qualified XII (1.25)	15,209.815	12.61	191,796
Qualified XII (1.30)	289.131	12.56	3,631
Qualified XII (1.35)	0.528	12.52	7
Qualified XII (1.40)	958.796	12.47	11,956
Qualified XII (1.45)	156.220	12.43	1,942
Qualified XII (1.50)	26.527	12.39	329
Qualified XIII	1,342.806	12.88	17,295
Qualified XV	2,674.578	12.88	34,449
Qualified XVI	5,787.241	12.39	71,704
Qualified XVII	1,373.839	12.61	17,324
Qualified XVIII	1,863.616	8.26	15,393
Qualified XXV	6,501.305	13.07	84,972
Qualified XXVI	1,042.258	12.93	13,476
Qualified XXXVIII	5,435.540	5.96	32,396
Qualified XLIII	585.328	5.94	3,477
Qualified LIII	2,284.486	7.92	18,093
Qualified LIV	675.179	7.86	5,307
Qualified LVI	3,631.857	7.95	28,873
Qualified LIX	1.948	13.49	26
	734,633.166		$ 8,588,635
ING Fidelity® VIP Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	72.191	$ 7.45	$ 538
Qualified XII (0.50)	911,209.454	7.36	6,706,502
	911,281.645		$ 6,707,040
ING Index Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	42.684	$ 7.95	$ 339
ING MAP PLUS NP28	4,666.027	7.91	36,908
	4,708.711		$ 37,247

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP28	11,318.209	$ 7.19	$ 81,378
ING Index Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP28	7,485.145	$ 6.81	$ 50,974
ING Index Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP28	972.851	$ 6.43	$ 6,255
ING Index Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	111.606	$ 8.90	$ 993
ING JPMorgan Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	30,336.835	$ 8.08	$ 245,122
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	60,289.287	$ 10.15	$ 611,936
Contracts in accumulation period:			
ING Custom Choice 62	1,237.227	9.64	11,927
ING MAP PLUS NP1	7,550.780	10.21	77,093
ING MAP PLUS NP8	3,746.114	10.03	37,574
ING MAP PLUS NP9	5,811.751	10.01	58,176
ING MAP PLUS NP10	10.494	9.98	105
ING MAP PLUS NP11	6,889.026	9.96	68,615
ING MAP PLUS NP13	158.015	9.91	1,566
ING MAP PLUS NP14	5,481.384	9.89	54,211
ING MAP PLUS NP15	9,339.826	9.86	92,091
ING MAP PLUS NP16	16,875.173	9.84	166,052
ING MAP PLUS NP19	2,155.691	9.76	21,040
ING MAP PLUS NP20	23,190.851	9.74	225,879
ING MAP PLUS NP21	8,891.386	9.72	86,424
ING MAP PLUS NP22	106.536	9.69	1,032
ING MAP PLUS NP23	10,205.490	9.67	98,687
ING MAP PLUS NP24	1,212.237	9.65	11,698
ING MAP PLUS NP25	184.598	9.62	1,776
ING MAP PLUS NP26	99.188	9.60	952
ING MAP PLUS NP28	1,066.212	9.55	10,182
ING MAP PLUS NP29	12.434	9.53	119
ING MAP PLUS NP32	118.939	9.46	1,125
Qualified VI	577,573.642	11.56	6,676,751
Qualified X (1.15)	36,418.513	11.63	423,547
Qualified X (1.25)	126,246.195	11.56	1,459,406
Qualified XII (0.00)	979.579	12.56	12,304

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Qualified XII (0.05)	42,804.166	$ 12.41	$ 531,200
Qualified XII (0.10)	130.318	12.48	1,626
Qualified XII (0.25)	2,484.355	12.35	30,682
Qualified XII (0.30)	11,786.986	12.31	145,098
Qualified XII (0.35)	1,630.628	12.27	20,008
Qualified XII (0.40)	14,212.412	12.23	173,818
Qualified XII (0.50)	34,298.309	12.15	416,724
Qualified XII (0.55)	21,651.962	12.11	262,205
Qualified XII (0.60)	35,721.838	12.07	431,163
Qualified XII (0.65)	13,796.174	12.03	165,968
Qualified XII (0.70)	20,708.271	11.99	248,292
Qualified XII (0.75)	108,132.600	11.95	1,292,185
Qualified XII (0.80)	16,866.036	11.91	200,874
Qualified XII (0.85)	63,941.331	11.87	758,984
Qualified XII (0.90)	17,364.548	11.83	205,423
Qualified XII (0.95)	77,266.800	11.79	910,976
Qualified XII (1.00)	296,734.874	11.75	3,486,635
Qualified XII (1.05)	6,469.580	11.71	75,759
Qualified XII (1.10)	19,104.410	11.67	222,948
Qualified XII (1.15)	10,941.156	11.63	127,246
Qualified XII (1.20)	3,517.252	11.59	40,765
Qualified XII (1.25)	20,976.490	11.56	242,488
Qualified XII (1.35)	197.901	11.48	2,272
Qualified XII (1.40)	3,535.618	11.44	40,447
Qualified XII (1.45)	714.232	11.40	8,142
Qualified XII (1.50)	98.707	11.36	1,121
Qualified XIII	1,211.807	11.79	14,287
Qualified XV	1,818.631	11.79	21,442
Qualified XVI	14,273.805	11.36	162,150
Qualified XVIII	620.862	11.75	7,295
Qualified XXI	7,663.208	11.91	91,269
Qualified XXV	1,998.683	11.95	23,884
Qualified XXVI	261.040	11.83	3,088
Qualified XXXII	1,691.215	10.05	16,997
Qualified XXXVIII	4,123.035	6.53	26,923
Qualified XLIII	465.619	6.51	3,031
Qualified LIII	6,686.040	8.65	57,834
Qualified LIV	44,280.349	8.59	380,368
Qualified LVI	6,210.695	8.69	53,971
Qualified LIX	355.301	12.30	4,370
	1,842,597.812		$ 21,120,226
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	9,059.588	$ 6.57	$ 59,521

281

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth			
Portfolio - Initial Class			
Currently payable annuity contracts:	13,400.290	$8.04 to $9.77	$ 118,633
Contracts in accumulation period:			
Qualified V	2,172.297	9.58	20,811
Qualified VI	3,225,449.201	9.77	31,512,639
Qualified VIII	5,446.045	10.23	55,713
Qualified X (1.15)	306,369.082	9.93	3,042,245
Qualified X (1.25)	157,667.231	9.77	1,540,409
Qualified XII (0.00)	12,528.100	6.39	80,055
Qualified XII (0.05)	52,969.682	10.74	568,894
Qualified XII (0.10)	131.510	6.33	832
Qualified XII (0.20)	24,484.236	6.26	153,271
Qualified XII (0.25)	8,466.692	6.23	52,747
Qualified XII (0.30)	66,596.751	6.19	412,234
Qualified XII (0.35)	19,410.914	6.16	119,571
Qualified XII (0.40)	31,152.278	7.11	221,493
Qualified XII (0.45)	869.039	6.10	5,301
Qualified XII (0.50)	245,384.828	5.98	1,467,401
Qualified XII (0.55)	125,345.022	6.03	755,830
Qualified XII (0.60)	110,333.625	6.00	662,002
Qualified XII (0.65)	190,578.549	5.97	1,137,754
Qualified XII (0.70)	291,857.375	5.94	1,733,633
Qualified XII (0.75)	377,307.236	5.90	2,226,113
Qualified XII (0.80)	511,208.161	6.34	3,241,060
Qualified XII (0.85)	606,165.934	6.81	4,127,990
Qualified XII (0.90)	35,480.634	6.07	215,367
Qualified XII (0.95)	456,027.418	6.73	3,069,065
Qualified XII (1.00)	1,290,936.530	6.68	8,623,456
Qualified XII (1.05)	120,140.309	6.64	797,732
Qualified XII (1.10)	89,383.583	6.60	589,932
Qualified XII (1.15)	88,994.207	6.56	583,802
Qualified XII (1.20)	29,024.325	6.52	189,239
Qualified XII (1.25)	52,530.619	6.48	340,398
Qualified XII (1.30)	4,769.708	6.44	30,717
Qualified XII (1.35)	1,665.661	6.40	10,660
Qualified XII (1.40)	19,484.575	6.36	123,922
Qualified XII (1.45)	2,306.580	6.31	14,555
Qualified XII (1.50)	6,174.492	6.28	38,776
Qualified XV	10,552.692	10.13	106,899
Qualified XVI	66,834.215	9.49	634,257
Qualified XVII	2,008.198	9.77	19,620
Qualified XVIII	6,458.037	9.77	63,095
Qualified XXV	17,774.109	10.19	181,118
Qualified XXVI	5,517.848	10.06	55,510
Qualified XXVII	1,106,993.597	10.06	11,136,356
Qualified XXVIII	220,287.403	10.03	2,209,483
Qualified XXXII	9,751.967	7.97	77,723
Qualified XXXVI	38,195.264	7.07	270,041
Qualified XXXVIII	89,896.768	5.87	527,694
Qualified XLIII	4,583.761	5.85	26,815

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Qualified LIII	48,820.146	$ 7.83	$ 382,262
Qualified LIV	27,739.512	7.78	215,813
Qualified LVI	59,185.786	7.86	465,200
Qualified LIX	17,120.297	7.14	122,239
	10,313,932.319		$ 84,378,377
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	284.591	$ 7.56	$ 2,152
ING MAP PLUS NP3	631.181	7.52	4,746
ING MAP PLUS NP9	7,454.718	7.41	55,239
ING MAP PLUS NP17	5,703.073	7.27	41,461
ING MAP PLUS NP22	2,113.337	7.18	15,174
ING MAP PLUS NP26	134.108	7.11	954
	16,321.008		$ 119,726
ING Neuberger Berman Partners Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP23	3,472.420	$ 5.43	$ 18,855
ING MAP PLUS NP26	8,257.280	5.40	44,589
Qualified VI	88,658.061	5.40	478,754
Qualified XII (0.00)	108.957	5.59	609
Qualified XII (0.30)	1,067.856	5.54	5,916
Qualified XII (0.40)	528.687	5.53	2,924
Qualified XII (0.50)	129,725.278	5.51	714,786
Qualified XII (0.55)	2,610.263	5.51	14,383
Qualified XII (0.60)	22.425	5.50	123
Qualified XII (0.65)	2,033.812	5.49	11,166
Qualified XII (0.70)	2,401.511	5.48	13,160
Qualified XII (0.75)	30,934.803	5.48	169,523
Qualified XII (0.80)	135.384	5.47	741
Qualified XII (0.85)	4,059.766	5.46	22,166
Qualified XII (0.90)	1,175.795	5.46	6,420
Qualified XII (0.95)	9,471.525	5.45	51,620
Qualified XII (1.00)	50,600.421	5.44	275,266
Qualified XII (1.05)	2,856.453	5.43	15,511
Qualified XII (1.10)	1,946.698	5.43	10,571
Qualified XII (1.15)	6,541.221	5.42	35,453
Qualified XII (1.20)	1,034.503	5.41	5,597
Qualified XII (1.25)	3,124.315	5.40	16,871
Qualified XII (1.30)	920.487	5.40	4,971
Qualified XII (1.40)	144.751	5.38	779
Qualified XV	2,788.695	5.45	15,198
Qualified XVI	2,556.117	5.37	13,726
Qualified XXV	31.172	5.48	171
Qualified XXVI	848.330	5.46	4,632
Qualified XXXVIII	848.660	4.86	4,124
Qualified XLIII	439.210	4.85	2,130
Qualified LIII	954.872	5.53	5,280
Qualified LIV	14.222	5.50	78
Qualified LVI	23.763	5.56	132
	360,337.713		$ 1,966,225

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	31,103.530	$ 7.66	$ 238,253
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	225,893.303	$8.33 to $8.50	$ 1,915,794
Contracts in accumulation period:			
ING Custom Choice 62	5,013.011	8.42	42,210
ING MAP PLUS NP1	13,128.349	8.77	115,136
ING MAP PLUS NP3	3,422.786	8.74	29,915
ING MAP PLUS NP8	10,068.002	8.65	87,088
ING MAP PLUS NP10	15,806.145	8.62	136,249
ING MAP PLUS NP11	28,611.760	8.60	246,061
ING MAP PLUS NP12	12,781.822	8.59	109,796
ING MAP PLUS NP14	10,562.574	8.55	90,310
ING MAP PLUS NP15	23,959.689	8.54	204,616
ING MAP PLUS NP17	16,652.729	8.50	141,548
ING MAP PLUS NP18	13,163.648	8.49	111,759
ING MAP PLUS NP19	8,984.523	8.47	76,099
ING MAP PLUS NP20	22,592.076	8.45	190,903
ING MAP PLUS NP21	9,680.940	8.44	81,707
ING MAP PLUS NP22	4,419.328	8.42	37,211
ING MAP PLUS NP23	12,122.489	8.40	101,829
ING MAP PLUS NP24	1,017.588	8.39	8,538
ING MAP PLUS NP25	7,952.872	8.37	66,566
ING MAP PLUS NP26	2,194.219	8.36	18,344
ING MAP PLUS NP27	446.585	8.34	3,725
ING MAP PLUS NP28	14,030.143	8.32	116,731
ING MAP PLUS NP29	1,465.534	8.31	12,179
ING MAP PLUS NP30	3,995.183	8.29	33,120
ING MAP PLUS NP32	417.240	8.26	3,446
ING MAP PLUS NP35	1,244.071	8.21	10,214
Qualified V	2,634.406	8.37	22,050
Qualified VI	15,113,545.848	8.42	127,256,056
Qualified VIII	15,355.909	8.42	129,297
Qualified X (1.15)	799,138.915	8.45	6,752,724
Qualified X (1.25)	1,246,856.825	8.42	10,498,534
Qualified XII (0.00)	62,670.534	9.20	576,569
Qualified XII (0.05)	538,260.704	9.22	4,962,764
Qualified XII (0.10)	502.935	8.81	4,431
Qualified XII (0.20)	104,815.382	8.77	919,231
Qualified XII (0.25)	22,622.799	9.09	205,641
Qualified XII (0.30)	777,795.050	8.74	6,797,929
Qualified XII (0.35)	57,029.070	8.72	497,293
Qualified XII (0.40)	198,507.587	8.70	1,727,016
Qualified XII (0.45)	2,187.270	8.69	19,007
Qualified XII (0.50)	1,281,593.639	9.04	11,585,607
Qualified XII (0.55)	334,131.927	8.65	2,890,241

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XII (0.60)	514,068.553	$ 8.64	$ 4,441,552
Qualified XII (0.65)	935,360.868	8.62	8,062,811
Qualified XII (0.70)	618,430.600	8.60	5,318,503
Qualified XII (0.75)	1,740,357.517	8.59	14,949,671
Qualified XII (0.80)	1,961,961.878	8.93	17,520,320
Qualified XII (0.85)	1,562,267.520	8.55	13,357,387
Qualified XII (0.90)	151,270.481	8.89	1,344,795
Qualified XII (0.95)	1,893,044.675	8.52	16,128,741
Qualified XII (1.00)	4,895,755.260	8.86	43,376,392
Qualified XII (1.05)	361,586.103	8.84	3,196,421
Qualified XII (1.10)	406,348.984	8.83	3,588,062
Qualified XII (1.15)	368,463.527	8.80	3,242,479
Qualified XII (1.20)	124,953.171	8.77	1,095,839
Qualified XII (1.25)	423,529.071	8.76	3,710,115
Qualified XII (1.30)	22,729.907	8.74	198,659
Qualified XII (1.35)	11,716.277	8.39	98,300
Qualified XII (1.40)	59,696.315	8.91	531,894
Qualified XII (1.45)	19,338.266	8.36	161,668
Qualified XII (1.50)	14,371.311	8.34	119,857
Qualified XIII	610.950	8.52	5,205
Qualified XV	90,310.140	8.52	769,442
Qualified XVI	392,660.821	8.34	3,274,791
Qualified XVII	35,467.935	8.42	298,640
Qualified XVIII	61,961.815	8.42	521,718
Qualified XXII	1,815.809	8.69	15,779
Qualified XXV	160,039.447	8.59	1,374,739
Qualified XXVI	36,322.867	8.54	310,197
Qualified XXVII	7,651,915.256	8.49	64,964,761
Qualified XXVIII	2,840,311.555	8.49	24,114,245
Qualified XXXII	37,415.401	8.42	315,038
Qualified XXXIII (0.65)	46,864.672	8.62	403,973
Qualified XXXVI	72,336.797	8.65	625,713
Qualified XXXVIII	358,220.694	5.76	2,063,351
Qualified XLIII	29,433.925	5.74	168,951
Qualified LIII	213,686.371	8.92	1,906,082
Qualified LIV	143,516.884	8.87	1,272,995
Qualified LVI	212,876.910	8.96	1,907,377
Qualified LIX	40,030.451	8.70	348,265
	49,538,324.393		$ 423,940,212
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.714	$ 9.87	$ 7
Qualified X (1.25)	33.889	9.87	334
Qualified XII (1.00)	26,571.871	10.03	266,516
	26,606.474		$ 266,857

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	26,264.009	$ 9.84	$ 258,438
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	196,452.079	$9.46 to $9.83	$ 1,924,963
Contracts in accumulation period:			
Qualified V	2,324.727	9.54	22,178
Qualified VI	3,183,170.909	9.60	30,558,441
Qualified VIII	2,185.515	9.60	20,981
Qualified X (1.15)	113,577.381	9.64	1,094,886
Qualified X (1.25)	230,526.738	9.60	2,213,057
Qualified XII (0.00)	10,512.973	10.08	105,971
Qualified XII (0.05)	161,168.327	10.20	1,643,917
Qualified XII (0.20)	26,195.005	10.00	261,950
Qualified XII (0.25)	4,259.651	9.98	42,511
Qualified XII (0.30)	261,592.669	9.96	2,605,463
Qualified XII (0.35)	3,310.732	9.95	32,942
Qualified XII (0.40)	110,126.331	10.04	1,105,668
Qualified XII (0.45)	10.652	9.91	106
Qualified XII (0.50)	538,205.498	10.00	5,382,055
Qualified XII (0.55)	60,616.383	9.97	604,345
Qualified XII (0.60)	90,415.311	9.95	899,632
Qualified XII (0.65)	223,197.562	9.83	2,194,032
Qualified XII (0.70)	184,286.778	9.81	1,807,853
Qualified XII (0.75)	395,254.371	9.79	3,869,540
Qualified XII (0.80)	446,158.269	9.88	4,408,044
Qualified XII (0.85)	487,485.129	9.86	4,806,603
Qualified XII (0.90)	73,247.435	9.84	720,755
Qualified XII (0.95)	530,219.390	9.82	5,206,754
Qualified XII (1.00)	1,398,547.367	9.80	13,705,764
Qualified XII (1.05)	98,318.985	9.68	951,728
Qualified XII (1.10)	110,697.831	9.76	1,080,411
Qualified XII (1.15)	76,222.345	9.74	742,406
Qualified XII (1.20)	63,281.849	9.71	614,467
Qualified XII (1.25)	168,466.235	9.70	1,634,122
Qualified XII (1.30)	15,654.710	9.68	151,538
Qualified XII (1.35)	2,222.530	9.69	21,536
Qualified XII (1.40)	25,995.804	9.68	251,639
Qualified XII (1.45)	9,805.031	9.65	94,619
Qualified XII (1.50)	698.615	9.62	6,721
Qualified XIII	3,332.456	9.72	32,391
Qualified XV	15,739.365	9.72	152,987
Qualified XVI	87,074.261	9.51	828,076
Qualified XVII	16,996.375	9.60	163,165
Qualified XVIII	13,303.951	9.60	127,718
Qualified XXI	26,196.942	9.77	255,944
Qualified XXV	13,542.184	9.79	132,578

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Initial Class (continued)			
Qualified XXVI	6,990.360	$ 9.74	$ 68,086
Qualified XXVII	1,042,675.835	9.81	10,228,650
Qualified XXVIII	367,236.071	9.81	3,602,586
Qualified XXXII	4,492.665	9.60	43,130
Qualified XXXIII (0.65)	50,046.345	9.83	491,956
Qualified XXXVI	13,867.669	9.87	136,874
Qualified XXXVIII	40,880.428	8.53	348,710
Qualified XLIII	3,178.100	8.50	27,014
Qualified LIII	66,460.260	10.03	666,596
Qualified LIV	73,896.802	9.96	736,012
Qualified LVI	49,703.833	10.07	500,518
Qualified LIX	3,688.579	9.92	36,591
	11,203,713.598		$ 109,367,180
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	1,264.806	$ 9.50	$ 12,016
Contracts in accumulation period:			
ING MAP PLUS NP9	2,857.435	8.73	24,945
ING MAP PLUS NP10	3,831.036	8.72	33,407
ING MAP PLUS NP11	9,966.809	8.71	86,811
ING MAP PLUS NP12	3,972.342	8.71	34,599
ING MAP PLUS NP19	515.826	8.66	4,467
ING MAP PLUS NP22	1,771.699	8.63	15,290
ING MAP PLUS NP24	165.331	8.62	1,425
ING MAP PLUS NP28	343.896	8.59	2,954
	24,689.180		$ 215,914
ING PIMCO Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	76,713.649	$ 11.34	$ 869,933
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:	189,318.102	$10.96 to $11.67	$ 2,204,086
Contracts in accumulation period:			
ING Custom Choice 62	4,006.789	11.50	46,078
ING MAP PLUS NP1	126,745.699	11.99	1,519,681
ING MAP PLUS NP4	28,367.579	11.91	337,858
ING MAP PLUS NP6	19,760.597	11.85	234,163
ING MAP PLUS NP8	4,099.217	11.79	48,330
ING MAP PLUS NP9	25,419.207	11.76	298,930
ING MAP PLUS NP10	25,258.529	11.73	296,283
ING MAP PLUS NP11	33,070.096	11.70	386,920
ING MAP PLUS NP12	22,841.750	11.67	266,563
ING MAP PLUS NP13	1,231.155	11.65	14,343
ING MAP PLUS NP14	20,570.567	11.62	239,030
ING MAP PLUS NP15	22,597.862	11.59	261,909
ING MAP PLUS NP16	11,861.561	11.56	137,120
ING MAP PLUS NP17	428.827	11.53	4,944
ING MAP PLUS NP18	34,071.883	11.50	391,827

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class (continued)			
ING MAP PLUS NP19	17,094.451	$ 11.48	$ 196,244
ING MAP PLUS NP20	56,051.284	11.45	641,787
ING MAP PLUS NP21	40,172.417	11.42	458,769
ING MAP PLUS NP22	781.286	11.39	8,899
ING MAP PLUS NP23	12,640.666	11.36	143,598
ING MAP PLUS NP24	157.900	11.34	1,791
ING MAP PLUS NP25	2,525.244	11.31	28,561
ING MAP PLUS NP26	15,560.433	11.28	175,522
ING MAP PLUS NP27	464.259	11.25	5,223
ING MAP PLUS NP28	15,029.238	11.22	168,628
ING MAP PLUS NP29	2,653.996	11.20	29,725
ING MAP PLUS NP30	1,996.400	11.17	22,300
ING MAP PLUS NP32	344.030	11.11	3,822
ING MAP PLUS NP35	1,239.117	11.03	13,667
ING MAP PLUS NP36	809.676	11.01	8,915
Qualified V	1,120.101	12.38	13,867
Qualified VI	2,062,760.382	12.51	25,805,132
Qualified VIII	730.284	12.51	9,136
Qualified X (1.15)	33,225.296	12.60	418,639
Qualified X (1.25)	159,392.894	12.51	1,994,005
Qualified XII (0.00)	5,931.513	13.60	80,669
Qualified XII (0.25)	2,218.916	13.38	29,689
Qualified XII (0.30)	118,713.229	13.33	1,582,447
Qualified XII (0.35)	1,576.309	13.29	20,949
Qualified XII (0.40)	315,701.875	13.24	4,179,893
Qualified XII (0.50)	68,749.088	13.15	904,051
Qualified XII (0.55)	109,249.908	13.11	1,432,266
Qualified XII (0.60)	54,887.294	13.07	717,377
Qualified XII (0.65)	148,197.313	13.02	1,929,529
Qualified XII (0.70)	90,947.722	12.98	1,180,501
Qualified XII (0.75)	221,434.023	12.94	2,865,356
Qualified XII (0.80)	143,360.486	12.89	1,847,917
Qualified XII (0.85)	315,621.503	12.85	4,055,736
Qualified XII (0.90)	35,263.922	12.81	451,731
Qualified XII (0.95)	379,648.742	12.76	4,844,318
Qualified XII (1.00)	904,320.996	12.72	11,502,963
Qualified XII (1.05)	50,215.276	12.68	636,730
Qualified XII (1.10)	43,629.199	12.64	551,473
Qualified XII (1.15)	54,299.978	12.60	684,180
Qualified XII (1.20)	23,609.340	12.55	296,297
Qualified XII (1.25)	143,141.405	12.51	1,790,699
Qualified XII (1.30)	1,678.689	12.47	20,933
Qualified XII (1.35)	3,297.289	12.43	40,985
Qualified XII (1.40)	11,691.820	12.39	144,862
Qualified XII (1.45)	11,334.130	12.35	139,977
Qualified XII (1.50)	9,582.547	12.30	117,865
Qualified XIII	1,601.452	12.76	20,435

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class			
(continued)			
Qualified XV	6,987.172	$ 12.76	$ 89,156
Qualified XVI	64,254.920	12.30	790,336
Qualified XVII	1,667.728	12.51	20,863
Qualified XVIII	2,386.100	12.72	30,351
Qualified XXI	15,482.289	12.89	199,567
Qualified XXV	15,358.926	12.94	198,745
Qualified XXVI	4,460.668	12.81	57,141
Qualified XXVII	1,322,612.020	11.66	15,421,656
Qualified XXVIII	543,017.579	12.73	6,912,614
Qualified XXXII	1,765.211	11.38	20,088
Qualified XXXIII (0.65)	26,533.345	13.24	351,301
Qualified XXXVIII	27,750.502	10.20	283,055
Qualified XLIII	315.674	10.17	3,210
Qualified LIII	41,788.794	11.39	475,974
Qualified LIV	66,131.931	11.32	748,613
Qualified LVI	25,669.153	11.44	293,655
Qualified LIX	3,486.149	13.32	46,436
	8,433,970.899		$ 104,848,884
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	23,223.394	$ 7.79	$ 180,910
Contracts in accumulation period:			
Qualified VI	137,289.671	7.73	1,061,249
Qualified X (1.15)	2,309.797	7.75	17,901
Qualified X (1.25)	13,366.613	7.73	103,324
Qualified XII (0.00)	1,301.155	7.99	10,396
Qualified XII (0.25)	268.238	7.94	2,130
Qualified XII (0.30)	487.330	7.93	3,865
Qualified XII (0.40)	3,690.288	7.91	29,190
Qualified XII (0.50)	154,034.839	7.89	1,215,335
Qualified XII (0.55)	700.948	7.88	5,523
Qualified XII (0.60)	372.262	7.87	2,930
Qualified XII (0.65)	2,869.719	7.86	22,556
Qualified XII (0.70)	2,290.263	7.84	17,956
Qualified XII (0.75)	16,238.462	7.83	127,147
Qualified XII (0.80)	2,363.863	7.82	18,485
Qualified XII (0.85)	19,694.471	7.81	153,814
Qualified XII (0.90)	2,473.787	7.80	19,296
Qualified XII (0.95)	31,965.858	7.79	249,014
Qualified XII (1.00)	60,169.848	7.78	468,121
Qualified XII (1.05)	3,630.873	7.77	28,212
Qualified XII (1.10)	581.325	7.76	4,511
Qualified XII (1.15)	857.819	7.75	6,648
Qualified XII (1.20)	332.556	7.74	2,574
Qualified XII (1.25)	12,276.334	7.73	94,896
Qualified XII (1.35)	113.006	7.71	871
Qualified XII (1.40)	7,469.703	7.70	57,517
Qualified XII (1.45)	44.092	7.69	339

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class (continued)			
Qualified XII (1.50)	8.521	$ 7.68	$ 65
Qualified XV	402.082	7.79	3,132
Qualified XVI	1,865.615	7.68	14,328
Qualified XVIII	886.866	7.78	6,900
Qualified XXV	1,442.554	7.83	11,295
Qualified XXVI	609.054	7.80	4,751
Qualified XXXVIII	26.000	6.96	181
Qualified LIII	530.636	7.92	4,203
Qualified LIV	1,198.154	7.86	9,417
Qualified LVI	963.834	7.95	7,662
Qualified LIX	28.502	7.89	225
	508,378.332		$ 3,966,869
ING Pioneer High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	4.456	$ 7.79	$ 35
ING MAP PLUS NP21	13.613	7.73	105
ING MAP PLUS NP22	367.058	7.72	2,834
ING MAP PLUS NP23	1,076.481	7.71	8,300
ING MAP PLUS NP26	938.203	7.68	7,205
ING MAP PLUS NP28	1,392.760	7.66	10,669
ING MAP PLUS NP29	6,816.625	7.65	52,147
	10,609.196		$ 81,295
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	156,787.485	$ 9.03	$ 1,415,791
ING MAP PLUS NP3	3,895.256	9.00	35,057
ING MAP PLUS NP4	111.197	8.98	999
ING MAP PLUS NP6	20,903.735	8.95	187,088
ING MAP PLUS NP8	103,925.688	8.92	927,017
ING MAP PLUS NP9	39,675.184	8.90	353,109
ING MAP PLUS NP10	229,066.448	8.88	2,034,110
ING MAP PLUS NP11	49,798.024	8.87	441,708
ING MAP PLUS NP12	55,806.049	8.85	493,884
ING MAP PLUS NP13	29,290.258	8.84	258,926
ING MAP PLUS NP14	17,651.714	8.82	155,688
ING MAP PLUS NP15	45,726.343	8.80	402,392
ING MAP PLUS NP16	61,297.235	8.79	538,803
ING MAP PLUS NP17	66,806.109	8.77	585,890
ING MAP PLUS NP18	4,718.431	8.75	41,286
ING MAP PLUS NP19	44,122.214	8.74	385,628
ING MAP PLUS NP20	19,221.570	8.72	167,612
ING MAP PLUS NP21	65,385.766	8.71	569,510
ING MAP PLUS NP22	25,963.012	8.69	225,619
ING MAP PLUS NP23	38,863.796	8.67	336,949
ING MAP PLUS NP24	9,214.863	8.66	79,801
ING MAP PLUS NP25	653.676	8.64	5,648
ING MAP PLUS NP26	5,526.611	8.63	47,695

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Adviser Class (continued)			
ING MAP PLUS NP27	36,277.393	$ 8.61	$ 312,348
ING MAP PLUS NP28	1,854.909	8.60	15,952
ING MAP PLUS NP29	38,616.462	8.58	331,329
ING MAP PLUS NP30	7,550.334	8.56	64,631
ING MAP PLUS NP32	128.309	8.53	1,094
Qualified XXXV	24,117.279	8.52	205,479
	1,202,955.350		$ 10,621,043
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	762.550	$ 8.72	$ 6,649
Qualified V	2,039.564	8.67	17,683
Qualified VI	847,119.666	8.72	7,386,883
Qualified X (1.15)	46,279.221	8.75	404,943
Qualified X (1.25)	101,928.077	8.72	888,813
Qualified XII (0.00)	1,917.927	9.13	17,511
Qualified XII (0.05)	216,896.404	9.13	1,980,264
Qualified XII (0.25)	4.625	9.05	42
Qualified XII (0.30)	55,754.732	9.03	503,465
Qualified XII (0.35)	184,289.226	9.01	1,660,446
Qualified XII (0.40)	31,167.003	9.00	280,503
Qualified XII (0.50)	231,754.094	8.96	2,076,517
Qualified XII (0.55)	71,175.051	8.95	637,017
Qualified XII (0.60)	160,681.896	8.93	1,434,889
Qualified XII (0.65)	24,589.088	8.91	219,089
Qualified XII (0.70)	88,111.138	8.90	784,189
Qualified XII (0.75)	135,591.014	8.88	1,204,048
Qualified XII (0.80)	56,930.859	8.86	504,407
Qualified XII (0.85)	154,945.948	8.85	1,371,272
Qualified XII (0.90)	35,051.171	8.83	309,502
Qualified XII (0.95)	165,605.726	8.82	1,460,643
Qualified XII (1.00)	162,348.532	8.80	1,428,667
Qualified XII (1.05)	78,013.556	8.78	684,959
Qualified XII (1.10)	20,302.161	8.77	178,050
Qualified XII (1.15)	45,987.007	8.75	402,386
Qualified XII (1.20)	6,738.528	8.73	58,827
Qualified XII (1.25)	81,061.912	8.72	706,860
Qualified XII (1.30)	3,175.902	8.70	27,630
Qualified XII (1.40)	7,535.488	8.67	65,333
Qualified XII (1.45)	755.850	8.65	6,538
Qualified XIII	42.741	8.82	377
Qualified XV	7,859.710	8.82	69,323
Qualified XVI	44,341.424	8.64	383,110
Qualified XVIII	10,911.694	8.72	95,150
Qualified XXI	7,208.315	8.86	63,866
Qualified XXV	1,083.985	8.88	9,626
Qualified XXVI	341.821	8.83	3,018
Qualified XXVIII	26,841.644	7.21	193,528

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class (continued)			
Qualified XXXII	5,337.610	$ 8.72	$ 46,544
Qualified XXXVI	288.678	8.95	2,584
Qualified XXXVIII	3,865.147	7.19	27,790
Qualified XLIII	154.897	7.17	1,111
Qualified LIII	33,271.709	9.03	300,444
Qualified LIV	16,604.775	8.97	148,945
Qualified LVI	40,854.933	9.07	370,554
Qualified LIX	145.337	8.98	1,305
	3,217,668.336		$ 28,425,300
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	245,662.027	$ 8.49	$ 2,085,671
ING MAP PLUS NP3	428.017	8.46	3,621
ING MAP PLUS NP4	11,629.602	8.44	98,154
ING MAP PLUS NP6	8,555.096	8.41	71,948
ING MAP PLUS NP8	110,596.925	8.38	926,802
ING MAP PLUS NP9	92,067.379	8.36	769,683
ING MAP PLUS NP10	136,123.235	8.35	1,136,629
ING MAP PLUS NP11	87,095.092	8.33	725,502
ING MAP PLUS NP12	107,218.093	8.32	892,055
ING MAP PLUS NP13	15,146.889	8.30	125,719
ING MAP PLUS NP14	50,358.084	8.29	417,469
ING MAP PLUS NP15	80,400.392	8.27	664,911
ING MAP PLUS NP16	65,597.065	8.26	541,832
ING MAP PLUS NP17	33,985.745	8.24	280,043
ING MAP PLUS NP18	2,542.865	8.23	20,928
ING MAP PLUS NP19	50,865.753	8.21	417,608
ING MAP PLUS NP20	14,016.366	8.20	114,934
ING MAP PLUS NP21	111,887.259	8.18	915,238
ING MAP PLUS NP22	18,430.699	8.17	150,579
ING MAP PLUS NP23	53,726.347	8.15	437,870
ING MAP PLUS NP24	36,525.350	8.14	297,316
ING MAP PLUS NP25	6,733.032	8.12	54,672
ING MAP PLUS NP26	14,979.925	8.11	121,487
ING MAP PLUS NP27	25,609.046	8.09	207,177
ING MAP PLUS NP28	13,241.772	8.08	106,994
ING MAP PLUS NP29	16,978.808	8.06	136,849
ING MAP PLUS NP30	7,136.769	8.05	57,451
ING MAP PLUS NP32	6,643.495	8.02	53,281
Qualified XXXV	24,870.085	7.86	195,479
	1,449,051.212		$ 12,027,902

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified V	1,833.714	$ 8.14	$ 14,926
Qualified VI	1,273,395.295	8.19	10,429,107
Qualified X (1.15)	38,679.313	8.22	317,944
Qualified X (1.25)	94,699.400	8.19	775,588
Qualified XII (0.00)	24,076.462	8.57	206,335
Qualified XII (0.05)	501,318.194	8.56	4,291,284
Qualified XII (0.25)	3,924.915	8.49	33,323
Qualified XII (0.30)	103,083.593	8.48	874,149
Qualified XII (0.35)	205,625.329	8.46	1,739,590
Qualified XII (0.40)	45,787.675	8.45	386,906
Qualified XII (0.50)	205,307.566	8.41	1,726,637
Qualified XII (0.55)	61,284.949	8.40	514,794
Qualified XII (0.60)	282,861.628	8.38	2,370,380
Qualified XII (0.65)	11,054.431	8.37	92,526
Qualified XII (0.70)	166,858.824	8.35	1,393,271
Qualified XII (0.75)	226,390.459	8.34	1,888,096
Qualified XII (0.80)	32,066.286	8.32	266,792
Qualified XII (0.85)	278,523.229	8.31	2,314,528
Qualified XII (0.90)	50,384.847	8.29	417,690
Qualified XII (0.95)	257,129.244	8.28	2,129,030
Qualified XII (1.00)	214,322.869	8.26	1,770,307
Qualified XII (1.05)	49,901.915	8.25	411,691
Qualified XII (1.10)	63,036.826	8.23	518,793
Qualified XII (1.15)	61,988.655	8.22	509,547
Qualified XII (1.20)	22,181.637	8.20	181,889
Qualified XII (1.25)	45,542.954	8.19	372,997
Qualified XII (1.30)	2,997.388	8.17	24,489
Qualified XII (1.35)	72.848	8.15	594
Qualified XII (1.40)	23,029.722	8.14	187,462
Qualified XII (1.45)	3,531.617	8.13	28,712
Qualified XV	1,813.341	8.28	15,014
Qualified XVI	40,147.042	8.11	325,593
Qualified XVIII	289.328	8.19	2,370
Qualified XXI	20,099.901	8.32	167,231
Qualified XXV	632.291	8.34	5,273
Qualified XXVI	1,167.203	8.29	9,676
Qualified XXVIII	33,376.720	6.47	215,947
Qualified XXXII	2,054.078	8.19	16,823
Qualified XXXVI	449.317	8.40	3,774
Qualified XXXVIII	5,926.451	6.45	38,226
Qualified XLIII	137.608	6.43	885
Qualified LIII	41,497.499	8.48	351,899
Qualified LIV	26,857.521	8.42	226,140
Qualified LVI	43,270.256	8.51	368,230
	4,568,610.340		$ 37,936,458

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	110,404.498	$ 8.36	$ 922,982
ING MAP PLUS NP4	779.322	8.32	6,484
ING MAP PLUS NP6	5,176.036	8.29	42,909
ING MAP PLUS NP8	176,524.452	8.26	1,458,092
ING MAP PLUS NP9	99,664.208	8.24	821,233
ING MAP PLUS NP10	76,647.795	8.23	630,811
ING MAP PLUS NP11	50,713.468	8.21	416,358
ING MAP PLUS NP12	95,572.394	8.20	783,694
ING MAP PLUS NP13	20,938.978	8.18	171,281
ING MAP PLUS NP14	73,308.256	8.17	598,928
ING MAP PLUS NP15	65,763.459	8.15	535,972
ING MAP PLUS NP16	45,201.471	8.14	367,940
ING MAP PLUS NP17	66,359.787	8.12	538,841
ING MAP PLUS NP18	5,461.515	8.11	44,293
ING MAP PLUS NP19	39,442.871	8.09	319,093
ING MAP PLUS NP20	13,915.837	8.08	112,440
ING MAP PLUS NP21	62,444.439	8.06	503,302
ING MAP PLUS NP22	20,144.602	8.05	162,164
ING MAP PLUS NP23	25,176.918	8.03	202,171
ING MAP PLUS NP24	21,989.812	8.02	176,358
ING MAP PLUS NP25	6,247.198	8.00	49,978
ING MAP PLUS NP26	13,786.498	7.99	110,154
ING MAP PLUS NP27	38,382.458	7.97	305,908
ING MAP PLUS NP28	9,501.020	7.96	75,628
ING MAP PLUS NP29	18,715.390	7.94	148,600
ING MAP PLUS NP30	5,965.784	7.93	47,309
ING MAP PLUS NP32	1,280.341	7.90	10,115
Qualified XXXV	26,678.097	7.66	204,354
	1,196,186.904		$ 9,767,392

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	753,836.188	$ 8.07	$ 6,083,458
Qualified X (1.15)	14,092.698	8.10	114,151
Qualified X (1.25)	61,689.674	8.07	497,836
Qualified XII (0.00)	14,316.167	8.45	120,972
Qualified XII (0.05)	330,457.848	8.44	2,789,064
Qualified XII (0.25)	853.268	8.37	7,142
Qualified XII (0.30)	113,613.116	8.36	949,806
Qualified XII (0.35)	139,376.776	8.34	1,162,402
Qualified XII (0.40)	30,561.882	8.33	254,580
Qualified XII (0.50)	228,490.035	8.29	1,894,182
Qualified XII (0.55)	40,252.894	8.28	333,294
Qualified XII (0.60)	139,208.884	8.26	1,149,865
Qualified XII (0.65)	10,473.320	8.25	86,405
Qualified XII (0.70)	144,870.671	8.23	1,192,286
Qualified XII (0.75)	67,801.050	8.22	557,325
Qualified XII (0.80)	16,141.002	8.20	132,356
Qualified XII (0.85)	293,653.917	8.19	2,405,026
Qualified XII (0.90)	76,061.985	8.17	621,426
Qualified XII (0.95)	155,506.740	8.16	1,268,935
Qualified XII (1.00)	282,299.204	8.14	2,297,916
Qualified XII (1.05)	26,444.974	8.13	214,998
Qualified XII (1.10)	56,998.039	8.11	462,254
Qualified XII (1.15)	60,944.949	8.10	493,654
Qualified XII (1.20)	11,383.151	8.08	91,976
Qualified XII (1.25)	63,052.761	8.07	508,836
Qualified XII (1.30)	1,997.252	8.05	16,078
Qualified XII (1.35)	17.194	8.04	138
Qualified XII (1.40)	15,217.085	8.02	122,041
Qualified XII (1.45)	431.740	8.01	3,458
Qualified XII (1.50)	2,270.003	7.99	18,137
Qualified XIII	1,187.114	8.16	9,687
Qualified XV	24.038	8.16	196
Qualified XVI	54,863.004	7.99	438,355
Qualified XVIII	2,071.732	8.07	16,719
Qualified XXI	51,405.283	8.20	421,523
Qualified XXV	8,141.738	8.22	66,925
Qualified XXVI	343.404	8.17	2,806
Qualified XXXII	2,323.994	8.07	18,755
Qualified XXXVI	6,412.873	8.28	53,099
Qualified XXXVIII	24,052.483	6.13	147,442
Qualified XLIII	1,785.065	6.11	10,907
Qualified LIII	25,362.072	8.35	211,773
Qualified LIV	18,919.680	8.30	157,033
Qualified LVI	34,912.505	8.39	292,916
Qualified LIX	1,511.811	8.31	12,563
	3,385,631.263		$ 27,710,696

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	189,549.634	$ 8.26	$ 1,565,680
ING MAP PLUS NP3	363.137	8.23	2,989
ING MAP PLUS NP4	2,828.613	8.21	23,223
ING MAP PLUS NP6	13,506.242	8.18	110,481
ING MAP PLUS NP8	163,988.913	8.15	1,336,510
ING MAP PLUS NP9	49,390.160	8.14	402,036
ING MAP PLUS NP10	18,535.268	8.12	150,506
ING MAP PLUS NP11	42,430.165	8.11	344,109
ING MAP PLUS NP12	17,806.022	8.09	144,051
ING MAP PLUS NP13	14,433.712	8.08	116,624
ING MAP PLUS NP14	42,550.247	8.06	342,955
ING MAP PLUS NP15	61,318.513	8.05	493,614
ING MAP PLUS NP16	4,053.122	8.03	32,547
ING MAP PLUS NP17	27,120.244	8.02	217,504
ING MAP PLUS NP18	846.134	8.00	6,769
ING MAP PLUS NP19	18,195.118	7.99	145,379
ING MAP PLUS NP20	3,511.225	7.97	27,984
ING MAP PLUS NP21	35,170.114	7.96	279,954
ING MAP PLUS NP22	12,970.842	7.95	103,118
ING MAP PLUS NP23	16,113.739	7.93	127,782
ING MAP PLUS NP24	10,672.920	7.92	84,530
ING MAP PLUS NP25	6,257.967	7.90	49,438
ING MAP PLUS NP26	11,664.665	7.89	92,034
ING MAP PLUS NP27	2,030.831	7.87	15,983
ING MAP PLUS NP28	3,420.253	7.86	26,883
ING MAP PLUS NP29	16,423.205	7.84	128,758
ING MAP PLUS NP30	4,835.649	7.83	37,863
ING MAP PLUS NP32	3,794.905	7.80	29,600
Qualified XXXV	3,498.564	7.43	25,994
	797,280.123		$ 6,464,898

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	587,537.146	$ 7.95	$ 4,670,920
Qualified X (1.15)	5,144.060	7.98	41,050
Qualified X (1.25)	31,958.003	7.95	254,066
Qualified XII (0.00)	4,131.246	8.32	34,372
Qualified XII (0.05)	187,679.667	8.32	1,561,495
Qualified XII (0.30)	100,303.819	8.23	825,500
Qualified XII (0.35)	16,962.620	8.22	139,433
Qualified XII (0.40)	20,618.717	8.20	169,073
Qualified XII (0.50)	149,502.699	8.17	1,221,437
Qualified XII (0.55)	23,976.308	8.16	195,647
Qualified XII (0.60)	70,951.878	8.14	577,548
Qualified XII (0.65)	12,258.554	8.13	99,662
Qualified XII (0.70)	108,425.379	8.11	879,330
Qualified XII (0.75)	53,974.485	8.10	437,193
Qualified XII (0.80)	4,802.991	8.08	38,808
Qualified XII (0.85)	205,962.627	8.07	1,662,118
Qualified XII (0.90)	21,630.005	8.05	174,122
Qualified XII (0.95)	129,544.760	8.04	1,041,540
Qualified XII (1.00)	165,753.158	8.02	1,329,340
Qualified XII (1.05)	15,800.813	8.01	126,565
Qualified XII (1.10)	55,699.569	7.99	445,040
Qualified XII (1.15)	25,773.380	7.98	205,672
Qualified XII (1.20)	13,002.891	7.96	103,503
Qualified XII (1.25)	40,658.420	7.95	323,234
Qualified XII (1.30)	1,916.261	7.93	15,196
Qualified XII (1.35)	12.544	7.92	99
Qualified XII (1.40)	22,707.453	7.91	179,616
Qualified XII (1.45)	252.006	7.89	1,988
Qualified XIII	97.558	8.04	784
Qualified XV	2,225.032	8.04	17,889
Qualified XVI	24,995.551	7.88	196,965
Qualified XXI	14,260.340	8.08	115,224
Qualified XXV	1,735.465	8.10	14,057
Qualified XXVI	1,594.866	8.05	12,839
Qualified XXVIII	9,152.521	5.89	53,908
Qualified XXXVI	11,959.161	8.16	97,587
Qualified XXXVIII	5,051.361	5.84	29,500
Qualified XLIII	2,946.567	5.82	17,149
Qualified LIII	10,083.341	8.23	82,986
Qualified LIV	12,034.692	8.18	98,444
Qualified LVI	23,132.414	8.27	191,305
Qualified LIX	743.447	8.19	6,089
	2,196,953.775		$ 17,688,293

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Solution Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	32,180.847	$ 7.64	$ 245,862
Qualified XII (0.50)	427.777	7.67	3,281
Qualified XII (0.60)	132.494	7.67	1,016
Qualified XII (0.65)	41.975	7.67	322
Qualified XII (0.70)	2,161.829	7.66	16,560
Qualified XII (0.80)	2,250.688	7.66	17,240
Qualified XII (0.85)	2,658.285	7.66	20,362
Qualified XII (0.95)	17.980	7.65	138
Qualified XII (1.00)	21,087.485	7.65	161,319
Qualified XII (1.10)	2,890.971	7.64	22,087
Qualified XII (1.25)	4,029.936	7.64	30,789
Qualified XII (1.40)	264.853	7.63	2,021
Qualified LIV	98.868	7.66	757
Qualified LVI	13,442.432	7.69	103,372
	81,686.420		$ 625,126
ING Solution Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	10,721.602	$ 6.91	$ 74,086
Qualified XII (0.70)	5,381.584	6.94	37,348
Qualified XII (0.80)	11.280	6.93	78
Qualified XII (0.85)	607.313	6.93	4,209
Qualified XII (0.90)	156.512	6.93	1,085
Qualified XII (0.95)	2,050.000	6.93	14,207
Qualified XII (1.00)	1,119.089	6.93	7,755
Qualified XII (1.05)	26.488	6.92	183
Qualified XII (1.10)	6.019	6.92	42
Qualified XII (1.25)	177.735	6.91	1,228
Qualified XV	45.698	6.93	317
Qualified XLIII	8.534	6.95	59
Qualified LIV	100.345	6.93	695
Qualified LVI	4,649.234	6.96	32,359
	25,061.433		$ 173,651

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	11,460.677	$ 9.68	$ 110,939
ING MAP PLUS NP4	8.096	9.63	78
ING MAP PLUS NP6	36,734.582	9.59	352,285
ING MAP PLUS NP8	164,589.865	9.56	1,573,479
ING MAP PLUS NP9	35,314.473	9.54	336,900
ING MAP PLUS NP10	305,682.724	9.52	2,910,100
ING MAP PLUS NP11	25,950.507	9.50	246,530
ING MAP PLUS NP12	23,709.744	9.49	225,005
ING MAP PLUS NP13	14,236.091	9.47	134,816
ING MAP PLUS NP14	13,820.551	9.45	130,604
ING MAP PLUS NP15	19,677.624	9.43	185,560
ING MAP PLUS NP16	26,895.602	9.42	253,357
ING MAP PLUS NP17	1,081.470	9.40	10,166
ING MAP PLUS NP18	6,180.926	9.38	57,977
ING MAP PLUS NP19	17,525.226	9.36	164,036
ING MAP PLUS NP21	31,729.571	9.33	296,037
ING MAP PLUS NP22	15,325.220	9.31	142,678
ING MAP PLUS NP23	739.978	9.30	6,882
ING MAP PLUS NP24	22,859.388	9.28	212,135
ING MAP PLUS NP25	1,467.154	9.26	13,586
ING MAP PLUS NP26	1,011.438	9.25	9,356
ING MAP PLUS NP28	568.230	9.21	5,233
ING MAP PLUS NP29	1,360.953	9.19	12,507
Qualified XXXV	76,422.111	9.40	718,368
	854,352.201		$ 8,108,614
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	428.173	$ 9.34	$ 3,999
Qualified VI	196,648.931	9.34	1,836,701
Qualified X (1.15)	16,264.626	9.38	152,562
Qualified X (1.25)	83,878.663	9.34	783,427
Qualified XII (0.00)	284.612	9.78	2,784
Qualified XII (0.05)	47,168.619	9.78	461,309
Qualified XII (0.30)	91,871.050	9.68	889,312
Qualified XII (0.35)	5,920.575	9.66	57,193
Qualified XII (0.40)	1,170.330	9.64	11,282
Qualified XII (0.50)	53,963.051	9.60	518,045
Qualified XII (0.55)	6,853.338	9.59	65,724
Qualified XII (0.60)	27,938.770	9.57	267,374
Qualified XII (0.65)	5,293.895	9.55	50,557
Qualified XII (0.70)	12,606.163	9.53	120,137
Qualified XII (0.75)	7,502.477	9.52	71,424
Qualified XII (0.85)	22,487.914	9.48	213,185
Qualified XII (0.90)	713.198	9.46	6,747
Qualified XII (0.95)	20,663.996	9.45	195,275
Qualified XII (1.00)	64,790.098	9.43	610,971

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service Class (continued)			
Qualified XII (1.05)	8,685.515	$ 9.41	$ 81,731
Qualified XII (1.10)	6,426.589	9.39	60,346
Qualified XII (1.15)	4.779	9.38	45
Qualified XII (1.20)	36.928	9.36	346
Qualified XII (1.25)	5,441.987	9.34	50,828
Qualified XII (1.40)	662.258	9.29	6,152
Qualified XII (1.45)	193.656	9.27	1,795
Qualified XVI	1,113.215	9.26	10,308
Qualified XVIII	5,698.953	9.34	53,228
Qualified XXI	2,431.337	9.50	23,098
Qualified XXVIII	66.041	8.35	551
Qualified XXXII	1,177.952	9.34	11,002
Qualified LIV	122.592	9.61	1,178
Qualified LVI	34,010.973	9.72	330,587
	732,521.254		$ 6,949,203
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	29,596.662	$ 7.17	$ 212,208
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Currently payable annuity contracts:	65,104.697	$ 7.65	$ 498,051
Contracts in accumulation period:			
ING Custom Choice 62	1,460.574	7.52	10,984
ING MAP PLUS NP8	927.701	6.86	6,364
ING MAP PLUS NP15	597.180	6.78	4,049
ING MAP PLUS NP17	449.676	6.76	3,040
ING MAP PLUS NP18	1,119.806	6.75	7,559
ING MAP PLUS NP20	3,284.584	6.73	22,105
ING MAP PLUS NP22	4,991.280	6.71	33,491
ING MAP PLUS NP25	21.207	6.68	142
ING MAP PLUS NP26	43.601	6.67	291
ING MAP PLUS NP28	3,352.979	6.65	22,297
ING MAP PLUS NP29	796.681	6.64	5,290
Qualified V	1,926.147	7.47	14,388
Qualified VI	9,772,481.320	7.52	73,489,060
Qualified VIII	15,263.358	7.51	114,628
Qualified X (1.15)	449,141.695	7.54	3,386,528
Qualified X (1.25)	604,355.008	7.52	4,544,750
Qualified XII (0.00)	24,513.651	8.16	200,031
Qualified XII (0.05)	158,005.674	8.15	1,287,746
Qualified XII (0.10)	580.341	7.86	4,561
Qualified XII (0.20)	109,613.504	7.83	858,274
Qualified XII (0.25)	28,558.487	7.81	223,042
Qualified XII (0.30)	188,320.668	7.80	1,468,901
Qualified XII (0.35)	39,391.000	7.78	306,462
Qualified XII (0.40)	102,984.089	7.77	800,186
Qualified XII (0.45)	891.637	7.75	6,910

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth			
Portfolio - Initial Class (continued)			
Qualified XII (0.50)	574,121.233	$ 7.99	$ 4,587,229
Qualified XII (0.55)	209,937.768	7.92	1,662,707
Qualified XII (0.60)	219,117.929	7.71	1,689,399
Qualified XII (0.65)	519,114.519	7.69	3,991,991
Qualified XII (0.70)	320,539.871	7.68	2,461,746
Qualified XII (0.75)	632,228.406	7.66	4,842,870
Qualified XII (0.80)	893,653.847	7.89	7,050,929
Qualified XII (0.85)	985,768.906	7.63	7,521,417
Qualified XII (0.90)	78,804.125	7.86	619,400
Qualified XII (0.95)	971,117.104	7.60	7,380,490
Qualified XII (1.00)	2,328,633.046	7.84	18,256,483
Qualified XII (1.05)	203,871.573	7.82	1,594,276
Qualified XII (1.10)	235,938.134	7.81	1,842,677
Qualified XII (1.15)	185,791.220	7.78	1,445,456
Qualified XII (1.20)	60,842.008	7.53	458,140
Qualified XII (1.25)	167,991.054	7.75	1,301,931
Qualified XII (1.30)	13,901.935	7.73	107,462
Qualified XII (1.35)	11,993.813	7.49	89,834
Qualified XII (1.40)	55,676.391	7.47	415,903
Qualified XII (1.45)	4,745.567	7.46	35,402
Qualified XII (1.50)	11,581.075	7.44	86,163
Qualified XIII	24.866	7.60	189
Qualified XV	94,485.232	7.60	718,088
Qualified XVI	220,931.461	7.44	1,643,730
Qualified XVII	14,496.355	7.52	109,013
Qualified XVIII	32,220.206	7.52	242,296
Qualified XXV	139,193.967	7.66	1,066,226
Qualified XXVI	58,039.735	7.62	442,263
Qualified XXVII	4,008,264.746	7.64	30,623,143
Qualified XXVIII	458,591.603	7.64	3,503,640
Qualified XXXII	17,665.652	7.52	132,846
Qualified XXII	95.258	7.75	738
Qualified XXXVI	71,144.106	7.72	549,233
Qualified XXXVIII	192,209.714	5.55	1,066,764
Qualified XLIII	18,897.888	5.53	104,505
Qualified LIII	256,599.937	8.13	2,086,157
Qualified LIV	76,133.905	8.08	615,162
Qualified LVI	186,941.583	8.17	1,527,313
Qualified LIX	113,452.053	7.76	880,388
	26,222,934.336		$ 200,072,729

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	2,299.143	$ 7.91	$ 18,186
ING MAP PLUS NP8	1,352.153	7.77	10,506
ING MAP PLUS NP11	9,310.926	7.72	71,880
ING MAP PLUS NP12	5,339.326	7.70	41,113
ING MAP PLUS NP20	12,722.608	7.55	96,056
ING MAP PLUS NP26	37.995	7.44	283
Qualified VI	7.705	5.56	43
Qualified XII (1.00)	6,034.208	5.66	34,154
	37,104.064		$ 272,221
ING T. Rowe Price Growth Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	103,133.008	$ 7.20	$ 742,558
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	82,875.859	$5.91 to $9.90	$ 736,608
Contracts in accumulation period:			
ING Custom Choice 62	3,182.259	8.12	25,840
Qualified V	1,628.782	14.83	24,155
Qualified VI	2,863,918.288	14.84	42,500,547
Qualified VIII	1,803.238	15.14	27,301
Qualified X (1.15)	152,373.054	16.85	2,567,486
Qualified X (1.25)	193,057.107	16.63	3,210,540
Qualified XII (0.00)	21,905.206	10.28	225,186
Qualified XII (0.05)	22,315.507	16.30	363,743
Qualified XII (0.10)	204.892	10.17	2,084
Qualified XII (0.20)	79,027.050	10.06	795,012
Qualified XII (0.25)	3,113.428	10.01	31,165
Qualified XII (0.30)	289,012.715	9.95	2,875,677
Qualified XII (0.35)	10,910.460	9.90	108,014
Qualified XII (0.40)	88,083.941	15.02	1,323,021
Qualified XII (0.45)	361.357	9.80	3,541
Qualified XII (0.50)	316,428.927	10.18	3,221,246
Qualified XII (0.55)	82,227.363	9.69	796,783
Qualified XII (0.60)	219,788.133	9.64	2,118,758
Qualified XII (0.65)	176,699.754	9.59	1,694,551
Qualified XII (0.70)	250,547.829	9.54	2,390,226
Qualified XII (0.75)	347,978.751	9.49	3,302,318
Qualified XII (0.80)	352,773.086	10.40	3,668,840
Qualified XII (0.85)	321,690.549	14.38	4,625,910
Qualified XII (0.90)	22,561.831	9.99	225,393
Qualified XII (0.95)	774,473.124	14.20	10,997,518
Qualified XII (1.00)	877,473.364	14.11	12,381,149
Qualified XII (1.05)	68,507.693	14.02	960,478
Qualified XII (1.10)	69,701.755	13.94	971,642
Qualified XII (1.15)	63,751.910	13.85	882,964
Qualified XII (1.20)	19,536.759	13.76	268,826

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)			
Qualified XII (1.25)	85,841.534	$ 13.67	$ 1,173,454
Qualified XII (1.30)	5,199.026	13.59	70,655
Qualified XII (1.35)	2,264.842	13.50	30,575
Qualified XII (1.40)	12,536.661	13.42	168,242
Qualified XII (1.45)	2,101.446	13.33	28,012
Qualified XII (1.50)	1,334.940	13.25	17,688
Qualified XIII	205.223	15.41	3,162
Qualified XV	5,829.199	15.39	89,711
Qualified XVI	104,429.728	14.41	1,504,832
Qualified XVII	9,893.265	14.84	146,816
Qualified XVIII	10,681.473	16.63	177,633
Qualified XXI	44,470.566	15.61	694,186
Qualified XXV	12,784.682	15.47	197,779
Qualified XXVI	11,625.760	15.28	177,642
Qualified XXVII	1,193,388.078	17.48	20,860,424
Qualified XXVIII	630,309.015	17.43	10,986,286
Qualified XXXII	7,793.540	8.20	63,907
Qualified XXXIII (0.65)	9,513.059	8.42	80,100
Qualified XXII	51.391	15.98	821
Qualified XXXVI	10,647.351	8.48	90,290
Qualified XXXVIII	75,352.713	5.65	425,743
Qualified XLIII	4,117.563	5.63	23,182
Qualified LIII	35,576.889	8.12	288,884
Qualified LIV	54,368.595	8.07	438,755
Qualified LVI	81,168.527	8.16	662,335
Qualified LIX	5,578.472	8.56	47,752
	10,194,977.509		$ 141,775,388
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	9,729.579	$ 8.15	$ 79,296
ING MAP PLUS NP8	2,221.898	8.01	17,797
ING MAP PLUS NP9	3,000.922	7.99	23,977
ING MAP PLUS NP10	14,305.163	7.97	114,012
ING MAP PLUS NP11	43,179.800	7.95	343,279
ING MAP PLUS NP15	10,111.924	7.87	79,581
ING MAP PLUS NP17	11,813.235	7.84	92,616
ING MAP PLUS NP19	248.904	7.80	1,941
ING MAP PLUS NP21	1,472.347	7.76	11,425
ING MAP PLUS NP22	251.411	7.74	1,946
ING MAP PLUS NP24	169.048	7.70	1,302
ING MAP PLUS NP25	3,085.557	7.68	23,697
ING MAP PLUS NP26	4,265.210	7.66	32,672
ING MAP PLUS NP27	467.224	7.65	3,574
ING MAP PLUS NP30	1,854.621	7.59	14,077
ING MAP PLUS NP32	13.079	7.55	99
Qualified XII (1.00)	19,947.190	8.84	176,333
	126,137.112		$ 1,017,624

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	22,686.761	$ 6.31	$ 143,153
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	222,835.570	$6.23 to $6.25	$ 1,392,420
Contracts in accumulation period:			
ING Custom Choice 62	137.643	6.28	864
Qualified V	1,445.339	6.28	9,077
Qualified VI	2,950,264.500	6.28	18,527,661
Qualified VIII	26,256.503	6.28	164,891
Qualified X (1.15)	309,317.390	6.29	1,945,606
Qualified X (1.25)	229,208.244	6.28	1,439,428
Qualified XII (0.00)	6,547.036	6.34	41,508
Qualified XII (0.05)	43,786.944	6.30	275,858
Qualified XII (0.10)	481.782	6.34	3,055
Qualified XII (0.20)	35,676.618	6.33	225,833
Qualified XII (0.25)	6,036.496	6.33	38,211
Qualified XII (0.30)	54,109.878	6.33	342,516
Qualified XII (0.35)	5,716.506	6.33	36,185
Qualified XII (0.40)	17,867.786	6.32	112,924
Qualified XII (0.45)	152.935	6.32	967
Qualified XII (0.50)	245,016.715	6.32	1,548,506
Qualified XII (0.55)	73,809.774	6.32	466,478
Qualified XII (0.60)	49,258.454	6.32	311,313
Qualified XII (0.65)	504,314.586	6.31	3,182,225
Qualified XII (0.70)	243,350.930	6.31	1,535,544
Qualified XII (0.75)	187,578.593	6.31	1,183,621
Qualified XII (0.80)	385,344.732	6.31	2,431,525
Qualified XII (0.85)	549,115.100	6.30	3,459,425
Qualified XII (0.90)	31,935.903	6.30	201,196
Qualified XII (0.95)	378,454.552	6.30	2,384,264
Qualified XII (1.00)	1,233,293.921	6.30	7,769,752
Qualified XII (1.05)	54,247.226	6.29	341,215
Qualified XII (1.10)	47,146.998	6.29	296,555
Qualified XII (1.15)	64,548.259	6.29	406,009
Qualified XII (1.20)	6,568.135	6.29	41,314
Qualified XII (1.25)	45,956.723	6.28	288,608
Qualified XII (1.30)	2,079.852	6.28	13,061
Qualified XII (1.35)	16.311	6.28	102
Qualified XII (1.40)	11,536.404	6.28	72,449
Qualified XII (1.45)	2,351.694	6.28	14,769
Qualified XII (1.50)	4,559.169	6.27	28,586
Qualified XV	55,720.524	6.30	351,039
Qualified XVI	86,034.766	6.27	539,438
Qualified XVII	859.826	6.28	5,400
Qualified XVIII	11,960.734	6.28	75,113
Qualified XXV	7,439.488	6.31	46,943

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class (continued)			
Qualified XXVI	1,690.062	$ 6.30	$ 10,647
Qualified XXVII	3,048,126.814	6.25	19,050,793
Qualified XXVIII	561,920.614	6.25	3,512,004
Qualified XXXII	47,388.177	6.28	297,598
Qualified XXXIII (0.65)	46.063	6.31	291
Qualified XXXVI	26,651.296	6.32	168,436
Qualified XXXVIII	75,532.352	6.34	478,875
Qualified XLIII	75.188	6.32	475
Qualified LIII	28,930.380	6.32	182,840
Qualified LIV	25,434.843	6.31	160,494
Qualified LVI	16,456.242	6.33	104,168
Qualified LIX	14,277.655	6.32	90,235
	12,038,870.225		$ 75,608,310
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	2,445.205	$ 7.71	$ 18,853
ING MAP PLUS NP12	276.746	7.60	2,103
ING MAP PLUS NP23	597.656	7.49	4,476
ING MAP PLUS NP25	1,871.505	7.47	13,980
ING MAP PLUS NP29	115.704	7.43	860
	5,306.816		$ 40,272
ING Thornburg Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	39,135.088	$ 7.53	$ 294,687
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	48,257.708	$4.48 to $17.41	$ 417,286
Contracts in accumulation period:			
Qualified V	694.422	17.07	11,854
Qualified VI	863,983.811	17.41	15,041,958
Qualified VIII	3,451.025	14.95	51,593
Qualified X (1.15)	35,736.190	7.65	273,382
Qualified X (1.25)	105,253.053	7.57	796,766
Qualified XII (0.00)	3,619.936	8.74	31,638
Qualified XII (0.05)	10,204.558	19.12	195,111
Qualified XII (0.10)	73.960	8.65	640
Qualified XII (0.20)	23,159.458	8.56	198,245
Qualified XII (0.25)	1,181.615	8.52	10,067
Qualified XII (0.30)	52,011.639	8.47	440,539
Qualified XII (0.35)	2,014.687	8.43	16,984
Qualified XII (0.40)	9,541.515	12.31	117,456
Qualified XII (0.45)	5.885	8.34	49
Qualified XII (0.50)	75,191.998	8.80	661,690
Qualified XII (0.55)	48,395.278	8.25	399,261
Qualified XII (0.60)	27,438.302	8.20	224,994
Qualified XII (0.65)	84,038.743	8.16	685,756
Qualified XII (0.70)	82,621.696	8.12	670,888

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class (continued)			
Qualified XII (0.75)	181,449.587	$ 8.08	$ 1,466,113
Qualified XII (0.80)	153,636.359	9.09	1,396,555
Qualified XII (0.85)	242,543.494	11.79	2,859,588
Qualified XII (0.90)	15,424.877	8.70	134,196
Qualified XII (0.95)	165,116.680	11.64	1,921,958
Qualified XII (1.00)	596,197.474	11.56	6,892,043
Qualified XII (1.05)	33,324.064	11.49	382,894
Qualified XII (1.10)	39,511.623	11.42	451,223
Qualified XII (1.15)	32,102.014	11.35	364,358
Qualified XII (1.20)	11,151.111	11.28	125,785
Qualified XII (1.25)	20,170.383	11.21	226,110
Qualified XII (1.30)	1,281.506	11.13	14,263
Qualified XII (1.40)	10,669.888	10.99	117,262
Qualified XII (1.45)	1,276.794	10.93	13,955
Qualified XII (1.50)	474.398	10.86	5,152
Qualified XV	13,688.306	18.05	247,074
Qualified XVI	19,684.205	16.91	332,860
Qualified XVII	180.937	17.41	3,150
Qualified XVIII	4,106.223	7.57	31,084
Qualified XXV	5,893.676	18.14	106,911
Qualified XXVI	2,012.571	17.92	36,065
Qualified XXVII	905,418.855	21.60	19,557,047
Qualified XXVIII	171,755.603	21.54	3,699,616
Qualified XXXII	2,411.648	8.41	20,282
Qualified XXXVI	9,131.097	7.35	67,114
Qualified XXXVIII	45,982.728	5.74	263,941
Qualified XLIII	314.509	5.72	1,799
Qualified LIII	19,225.491	8.07	155,150
Qualified LIV	22,881.355	8.01	183,280
Qualified LVI	15,771.011	8.10	127,745
Qualified LIX	4,690.314	7.42	34,802
	4,224,354.260		$ 61,485,532
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	6,339.471	$ 6.75	$ 42,791

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:	54,403.229	$7.96 to $8.68	$ 464,729
Contracts in accumulation period:			
ING Custom Choice 62	568.889	8.31	4,727
Qualified V	745.292	11.11	8,280
Qualified VI	2,251,578.505	11.40	25,667,995
Qualified VII	33,642.719	9.67	325,325
Qualified VIII	7,248.477	9.61	69,658
Qualified IX	2,601.154	9.71	25,257
Qualified X (1.15)	74,807.299	11.57	865,520
Qualified X (1.25)	186,231.559	11.40	2,123,040
Qualified XII (0.00)	7,482.343	8.17	61,131
Qualified XII (0.05)	16,899.011	12.52	211,576
Qualified XII (0.10)	106.174	8.09	859
Qualified XII (0.20)	22,964.434	8.00	183,715
Qualified XII (0.25)	16,485.069	7.96	131,221
Qualified XII (0.30)	54,021.506	7.92	427,850
Qualified XII (0.35)	7,130.429	7.88	56,188
Qualified XII (0.40)	5,858.218	7.88	46,163
Qualified XII (0.45)	848.570	7.79	6,610
Qualified XII (0.50)	137,354.615	8.16	1,120,814
Qualified XII (0.55)	48,469.913	7.71	373,703
Qualified XII (0.60)	35,708.076	7.67	273,881
Qualified XII (0.65)	95,392.332	7.63	727,843
Qualified XII (0.70)	117,322.660	7.59	890,479
Qualified XII (0.75)	200,877.240	7.55	1,516,623
Qualified XII (0.80)	225,785.514	8.31	1,876,278
Qualified XII (0.85)	418,815.975	7.55	3,162,061
Qualified XII (0.90)	18,341.398	8.01	146,915
Qualified XII (0.95)	324,278.693	7.45	2,415,876
Qualified XII (1.00)	457,400.229	7.41	3,389,336
Qualified XII (1.05)	24,797.785	7.36	182,512
Qualified XII (1.10)	24,844.145	7.31	181,611
Qualified XII (1.15)	84,565.197	7.27	614,789
Qualified XII (1.20)	5,386.756	7.22	38,892
Qualified XII (1.25)	35,916.643	7.17	257,522
Qualified XII (1.30)	1,068.682	7.13	7,620
Qualified XII (1.35)	579.205	7.08	4,101
Qualified XII (1.40)	11,581.450	7.04	81,533
Qualified XII (1.45)	1,382.340	7.00	9,676
Qualified XII (1.50)	1,271.498	6.95	8,837
Qualified XIII	1,302.078	11.84	15,417
Qualified XV	13,555.201	11.82	160,222
Qualified XVI	63,478.550	11.07	702,708
Qualified XVII	23,026.789	11.40	262,505
Qualified XVIII	12,344.652	11.40	140,729
Qualified XIX	2,116.652	7.52	15,917
Qualified XX	1,221.398	9.88	12,067

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XXV	8,162.276	$ 11.88	$ 96,968
Qualified XXVI	4,162.906	11.73	48,831
Qualified XXVII	737,123.533	11.03	8,130,473
Qualified XXVIII	368,505.754	11.00	4,053,563
Qualified XXX	35,271.256	9.68	341,426
Qualified XXXII	57,233.622	8.51	487,058
Qualified XXIX	2,133.647	9.88	21,080
Qualified XXXVI	30,699.381	7.89	242,218
Qualified XXXVIII	57,509.377	5.75	330,679
Qualified XLIII	221.002	5.74	1,269
Qualified LIII	51,308.906	7.80	400,209
Qualified LIV	34,978.379	7.75	271,082
Qualified LVI	68,370.968	7.84	536,028
Qualified LIX	5,755.778	7.97	45,874
	6,593,245.328		$ 64,277,069
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	879.774	$ 6.56	$ 5,771
ING Van Kampen Comstock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	28,073.823	$ 7.35	$ 206,343
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:	133,747.540	$7.90 to $8.77	$ 1,160,663
Contracts in accumulation period:			
ING Custom Choice 62	4,094.800	8.21	33,618
ING MAP PLUS NP4	11,434.239	8.38	95,819
ING MAP PLUS NP8	4,684.008	8.30	38,877
ING MAP PLUS NP9	7,537.168	8.28	62,408
ING MAP PLUS NP10	4.188	8.26	35
ING MAP PLUS NP11	61,633.312	8.24	507,858
ING MAP PLUS NP15	20,106.714	8.16	164,071
ING MAP PLUS NP17	19,079.287	8.12	154,924
ING MAP PLUS NP18	285.867	8.10	2,316
ING MAP PLUS NP19	1,934.853	8.08	15,634
ING MAP PLUS NP20	209.053	8.06	1,685
ING MAP PLUS NP21	3,959.216	8.04	31,832
ING MAP PLUS NP22	1,157.920	8.02	9,287
ING MAP PLUS NP23	15,243.452	8.00	121,948
ING MAP PLUS NP24	1,376.566	7.98	10,985
ING MAP PLUS NP26	642.936	7.94	5,105
ING MAP PLUS NP28	3,541.696	7.90	27,979
ING MAP PLUS NP29	726.835	7.88	5,727
ING MAP PLUS NP32	12.364	7.82	97
Qualified V	332.530	8.59	2,856
Qualified VI	1,203,907.562	8.68	10,449,918

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
(continued)			
Qualified X (1.15)	58,062.241	$ 8.74	$ 507,464
Qualified X (1.25)	194,660.495	8.68	1,689,653
Qualified XII (0.00)	6,993.468	9.44	66,018
Qualified XII (0.10)	104.085	9.38	976
Qualified XII (0.30)	24,161.301	9.25	223,492
Qualified XII (0.35)	317.299	9.22	2,926
Qualified XII (0.40)	11,514.418	9.19	105,818
Qualified XII (0.50)	144,880.249	9.13	1,322,757
Qualified XII (0.55)	32,182.445	9.10	292,860
Qualified XII (0.60)	31,411.432	9.07	284,902
Qualified XII (0.65)	150,798.433	9.04	1,363,218
Qualified XII (0.70)	46,060.060	9.01	415,001
Qualified XII (0.75)	391,246.723	8.98	3,513,396
Qualified XII (0.80)	87,715.057	8.95	785,050
Qualified XII (0.85)	146,396.450	8.92	1,305,856
Qualified XII (0.90)	48,408.234	8.89	430,349
Qualified XII (0.95)	114,381.356	8.86	1,013,419
Qualified XII (1.00)	626,095.792	8.83	5,528,426
Qualified XII (1.05)	22,049.485	8.80	194,035
Qualified XII (1.10)	19,116.400	8.77	167,651
Qualified XII (1.15)	23,296.578	8.74	203,612
Qualified XII (1.20)	4,314.056	8.71	37,575
Qualified XII (1.25)	71,894.766	8.68	624,047
Qualified XII (1.30)	368.606	8.65	3,188
Qualified XII (1.35)	353.655	8.62	3,049
Qualified XII (1.40)	2,835.758	8.59	24,359
Qualified XII (1.45)	2,224.513	8.57	19,064
Qualified XII (1.50)	39.896	8.54	341
Qualified XV	2,347.231	8.86	20,796
Qualified XVI	29,781.550	8.54	254,334
Qualified XVII	1,426.280	8.68	12,380
Qualified XVIII	5,263.082	8.83	46,473
Qualified XXV	5,120.921	8.98	45,986
Qualified XXVI	1,252.291	8.89	11,133
Qualified XXVII	824,062.143	10.31	8,496,081
Qualified XXXII	3,976.975	8.54	33,963
Qualified XXXIII (0.65)	12,509.276	9.18	114,835
Qualified XXXVIII	62,696.140	6.05	379,312
Qualified XLIII	1,749.904	6.03	10,552
Qualified LIII	11,516.753	7.62	87,758
Qualified LIV	46,203.527	7.57	349,761
Qualified LVI	6,774.528	7.65	51,825
Qualified LIX	2,907.562	9.24	26,866
	4,775,123.520		$ 42,974,199

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	34,718.452	$ 8.88	$ 308,300
ING Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:	317,584.966	$8.98 to $9.33	$ 2,953,576
Contracts in accumulation period:			
Qualified V	3,158.738	9.15	28,902
Qualified VI	7,957,358.243	9.20	73,207,696
Qualified VIII	14,126.048	9.20	129,960
Qualified X (1.15)	431,866.754	9.24	3,990,449
Qualified X (1.25)	786,937.018	9.20	7,239,821
Qualified XII (0.00)	26,805.709	9.66	258,943
Qualified XII (0.05)	108,398.827	10.03	1,087,240
Qualified XII (0.10)	607.334	9.62	5,843
Qualified XII (0.20)	146,260.667	9.89	1,446,518
Qualified XII (0.25)	12,532.054	9.88	123,817
Qualified XII (0.30)	895,039.193	9.55	8,547,624
Qualified XII (0.35)	16,731.554	9.84	164,638
Qualified XII (0.40)	80,134.634	9.81	786,121
Qualified XII (0.45)	147.100	9.49	1,396
Qualified XII (0.50)	633,249.921	9.82	6,218,514
Qualified XII (0.55)	185,525.004	9.74	1,807,014
Qualified XII (0.60)	297,636.020	9.72	2,893,022
Qualified XII (0.65)	685,885.081	9.42	6,461,037
Qualified XII (0.70)	375,078.507	9.66	3,623,258
Qualified XII (0.75)	855,619.147	9.38	8,025,708
Qualified XII (0.80)	851,813.675	9.70	8,262,593
Qualified XII (0.85)	759,859.608	9.69	7,363,040
Qualified XII (0.90)	54,955.419	9.66	530,869
Qualified XII (0.95)	954,043.905	9.65	9,206,524
Qualified XII (1.00)	2,829,579.043	9.63	27,248,846
Qualified XII (1.05)	357,526.769	9.27	3,314,273
Qualified XII (1.10)	301,980.441	9.59	2,895,992
Qualified XII (1.15)	173,778.545	9.56	1,661,323
Qualified XII (1.20)	68,006.509	9.22	627,020
Qualified XII (1.25)	298,358.036	9.52	2,840,369
Qualified XII (1.30)	16,213.027	9.50	154,024
Qualified XII (1.35)	3,353.636	9.17	30,753
Qualified XII (1.40)	43,640.886	9.69	422,880
Qualified XII (1.45)	13,615.170	9.13	124,307
Qualified XII (1.50)	7,418.089	9.11	67,579
Qualified XIII	25.773	9.31	240
Qualified XV	22,735.671	9.31	211,669
Qualified XVI	213,576.360	9.11	1,945,681
Qualified XVII	1,105.765	9.20	10,173
Qualified XVIII	30,298.935	9.20	278,750
Qualified XXI	234,750.850	9.37	2,199,615

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio -			
Initial Class (continued)			
Qualified XXV	131,224.818	$ 9.38	$ 1,230,889
Qualified XXVI	17,821.794	9.33	166,277
Qualified XXVII	1,423,376.749	9.31	13,251,638
Qualified XXXII	18,209.135	9.20	167,524
Qualified XXXIII (0.65)	20,796.070	9.42	195,899
Qualified XXXVI	37,120.829	9.46	351,163
Qualified XXXVIII	105,356.169	7.51	791,225
Qualified XLIII	6,347.344	7.48	47,478
Qualified LIII	71,768.252	9.67	693,999
Qualified LIV	70,262.022	9.61	675,218
Qualified LVI	94,484.197	9.72	918,386
Qualified LIX	11,392.715	9.50	108,231
	23,075,478.725		$ 216,995,544
ING Van Kampen Equity and Income Portfolio -			
Service Class			
Contracts in accumulation period:			
Qualified VI	0.038	$ 29.41	$ 1
Qualified XII (0.60)	4.333	30.80	133
Qualified XII (1.00)	5,247.742	29.94	157,117
	5,252.113		$ 157,251
ING VP Strategic Allocation Conservative Portfolio -			
Class I			
Currently payable annuity contracts:	81,168.235	$8.90 to $14.72	$ 796,983
Contracts in accumulation period:			
ING MAP PLUS NP1	4,856.189	9.60	46,619
ING MAP PLUS NP4	2,180.322	9.53	20,778
ING MAP PLUS NP9	11,446.351	9.41	107,710
ING MAP PLUS NP10	2,868.916	9.39	26,939
ING MAP PLUS NP11	9,618.552	9.37	90,126
ING MAP PLUS NP12	12,139.835	9.34	113,386
ING MAP PLUS NP14	306.563	9.30	2,851
ING MAP PLUS NP15	26.282	9.27	244
ING MAP PLUS NP17	4,565.073	9.23	42,136
ING MAP PLUS NP18	9,649.130	9.21	88,868
ING MAP PLUS NP19	6,339.488	9.18	58,197
ING MAP PLUS NP20	14,986.127	9.16	137,273
ING MAP PLUS NP21	22,668.183	9.14	207,187
ING MAP PLUS NP22	687.264	9.12	6,268
ING MAP PLUS NP23	4,612.444	9.09	41,927
ING MAP PLUS NP25	281.666	9.05	2,549
ING MAP PLUS NP26	28,856.087	9.03	260,570
ING MAP PLUS NP28	5,749.455	8.98	51,630
ING MAP PLUS NP29	525.820	8.96	4,711
ING MAP PLUS NP30	39.238	8.94	351
Qualified V	164.316	14.41	2,368
Qualified VI	456,136.328	14.72	6,714,327
Qualified X (1.15)	65,112.102	14.98	975,379
Qualified X (1.25)	41,203.652	14.78	608,990
Qualified XII (0.00)	5,533.893	11.82	65,411

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Conservative Portfolio -			
Class I (continued)			
Qualified XII (0.05)	11,572.133	$ 16.17	$ 187,121
Qualified XII (0.10)	8.974	11.70	105
Qualified XII (0.20)	32.283	11.57	374
Qualified XII (0.25)	1,190.294	11.51	13,700
Qualified XII (0.30)	34,020.856	11.45	389,539
Qualified XII (0.35)	416.696	11.39	4,746
Qualified XII (0.40)	52,219.496	14.75	770,238
Qualified XII (0.45)	20.571	11.27	232
Qualified XII (0.50)	36,749.185	11.46	421,146
Qualified XII (0.55)	17,010.569	11.15	189,668
Qualified XII (0.60)	35,695.212	11.09	395,860
Qualified XII (0.65)	947.519	11.03	10,451
Qualified XII (0.70)	38,507.370	10.98	422,811
Qualified XII (0.75)	62,489.041	10.92	682,380
Qualified XII (0.80)	54,011.624	11.26	608,171
Qualified XII (0.85)	61,179.217	14.12	863,851
Qualified XII (0.90)	7,713.832	11.07	85,392
Qualified XII (0.95)	93,025.984	13.95	1,297,712
Qualified XII (1.00)	268,083.488	13.86	3,715,637
Qualified XII (1.05)	18,748.185	13.77	258,163
Qualified XII (1.10)	39,158.391	13.68	535,687
Qualified XII (1.15)	39,250.788	13.60	533,811
Qualified XII (1.20)	5,189.453	13.51	70,110
Qualified XII (1.25)	22,603.912	13.43	303,571
Qualified XII (1.30)	2,937.189	13.34	39,182
Qualified XII (1.35)	15.837	13.26	210
Qualified XII (1.40)	10,065.328	13.17	132,560
Qualified XII (1.45)	1,563.603	13.09	20,468
Qualified XII (1.50)	247.142	13.01	3,215
Qualified XV	1,238.537	15.26	18,900
Qualified XVI	16,069.171	14.29	229,628
Qualified XVII	12,346.897	15.33	189,278
Qualified XVIII	18,274.145	15.39	281,239
Qualified XXV	7,557.893	15.53	117,374
Qualified XXVI	925.613	15.34	14,199
Qualified XXVII	89,653.367	15.03	1,347,490
Qualified XXVIII	38,488.740	14.98	576,561
Qualified XXXII	2,030.881	9.39	19,070
Qualified XXXIII (0.65)	4,533.186	10.19	46,193
Qualified XXXVI	6,206.687	10.27	63,743
Qualified XXXVIII	2,700.297	7.64	20,630
Qualified LIII	10,417.281	9.16	95,422
Qualified LIV	7,500.370	9.10	68,253
Qualified LVI	34,769.061	9.21	320,223
Qualified LIX	192.340	10.40	2,000
	1,959,300.149		$ 25,840,092

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	62,933.874	$7.21 to $9.37	$ 564,098
Contracts in accumulation period:			
ING MAP PLUS NP1	6,757.688	8.80	59,468
ING MAP PLUS NP4	56,778.765	8.73	495,679
ING MAP PLUS NP9	21,571.794	8.63	186,165
ING MAP PLUS NP10	2,026.187	8.61	17,445
ING MAP PLUS NP11	8,033.845	8.59	69,011
ING MAP PLUS NP12	24,250.831	8.56	207,587
ING MAP PLUS NP14	809.972	8.52	6,901
ING MAP PLUS NP15	804.742	8.50	6,840
ING MAP PLUS NP17	28,740.862	8.46	243,148
ING MAP PLUS NP18	88.314	8.44	745
ING MAP PLUS NP19	4,213.335	8.42	35,476
ING MAP PLUS NP20	41,271.149	8.40	346,678
ING MAP PLUS NP21	35,346.377	8.38	296,203
ING MAP PLUS NP22	1,714.211	8.36	14,331
ING MAP PLUS NP23	1,308.140	8.34	10,910
ING MAP PLUS NP25	163.314	8.30	1,356
ING MAP PLUS NP26	18,429.591	8.28	152,597
ING MAP PLUS NP28	4,982.927	8.23	41,009
ING MAP PLUS NP29	303.864	8.21	2,495
ING MAP PLUS NP30	197.177	8.19	1,615
Qualified V	726.200	13.37	9,709
Qualified VI	1,321,160.941	13.66	18,047,058
Qualified VIII	8.581	13.65	117
Qualified X (1.15)	113,612.869	14.24	1,617,847
Qualified X (1.25)	78,269.902	14.05	1,099,692
Qualified XII (0.00)	8,393.445	9.30	78,059
Qualified XII (0.05)	5,060.753	15.01	75,962
Qualified XII (0.20)	371.353	9.11	3,383
Qualified XII (0.25)	1,423.455	9.06	12,897
Qualified XII (0.30)	37,172.011	9.01	334,920
Qualified XII (0.35)	3,377.727	8.96	30,264
Qualified XII (0.40)	24,458.574	13.19	322,609
Qualified XII (0.50)	129,715.275	9.13	1,184,300
Qualified XII (0.55)	90,646.007	8.77	794,965
Qualified XII (0.60)	132,592.982	8.73	1,157,537
Qualified XII (0.65)	34,645.377	8.68	300,722
Qualified XII (0.70)	114,956.442	8.64	993,224
Qualified XII (0.75)	107,712.719	8.59	925,252
Qualified XII (0.80)	110,112.211	9.09	1,000,920
Qualified XII (0.85)	137,569.244	12.63	1,737,500
Qualified XII (0.90)	26,263.223	8.86	232,692
Qualified XII (0.95)	137,772.624	12.47	1,718,025
Qualified XII (1.00)	412,933.562	12.39	5,116,247
Qualified XII (1.05)	75,844.820	12.32	934,408
Qualified XII (1.10)	66,139.373	12.24	809,546

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth Portfolio - Class I (continued)			
Qualified XII (1.15)	79,897.366	$ 12.16	$ 971,552
Qualified XII (1.20)	9,594.358	12.08	115,900
Qualified XII (1.25)	43,263.356	12.01	519,593
Qualified XII (1.30)	80.521	11.93	961
Qualified XII (1.40)	14,197.668	11.78	167,249
Qualified XII (1.45)	310.787	11.71	3,639
Qualified XII (1.50)	2,745.298	11.63	31,928
Qualified XIII	618.648	14.19	8,779
Qualified XV	4,894.963	14.16	69,313
Qualified XVI	39,316.197	13.27	521,726
Qualified XVIII	2,898.635	14.63	42,407
Qualified XXV	7,952.546	14.41	114,596
Qualified XXVI	408.199	14.23	5,809
Qualified XXVII	141,655.061	13.95	1,976,088
Qualified XXVIII	160,904.365	13.91	2,238,180
Qualified XXXII	6,824.589	8.76	59,783
Qualified XXXIII (0.65)	1,561.489	9.06	14,147
Qualified XXII	1,446.216	14.71	21,274
Qualified XXXVI	7,566.050	9.14	69,154
Qualified XXXVIII	25,964.222	6.32	164,094
Qualified XLIII	39.189	6.30	247
Qualified LIII	6,144.583	8.29	50,939
Qualified LIV	19,418.320	8.24	160,007
Qualified LVI	25,444.450	8.34	212,207
Qualified LIX	4,072.120	9.25	37,667
	4,098,885.825		$ 48,874,851
ING VP Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	104,162.597	$8.07 to $9.94	$ 959,699
Contracts in accumulation period:			
ING MAP PLUS NP1	7,765.867	9.17	71,213
ING MAP PLUS NP4	8,708.032	9.10	79,243
ING MAP PLUS NP9	17,954.261	8.99	161,409
ING MAP PLUS NP10	1,245.610	8.97	11,173
ING MAP PLUS NP11	55,236.715	8.95	494,369
ING MAP PLUS NP12	74,116.601	8.92	661,120
ING MAP PLUS NP13	233.720	8.90	2,080
ING MAP PLUS NP14	1,473.766	8.88	13,087
ING MAP PLUS NP15	22,936.404	8.86	203,217
ING MAP PLUS NP17	45,902.146	8.81	404,398
ING MAP PLUS NP18	3,130.904	8.79	27,521
ING MAP PLUS NP19	19,262.559	8.77	168,933
ING MAP PLUS NP20	31,530.184	8.75	275,889
ING MAP PLUS NP21	23,620.213	8.73	206,204
ING MAP PLUS NP22	5,294.320	8.71	46,114
ING MAP PLUS NP23	6,008.124	8.69	52,211
ING MAP PLUS NP25	28.774	8.64	249
ING MAP PLUS NP26	40,700.998	8.62	350,843

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Moderate Portfolio -			
Class I (continued)			
ING MAP PLUS NP28	3,689.693	$ 8.58	$ 31,658
ING MAP PLUS NP29	928.159	8.56	7,945
ING MAP PLUS NP30	292.347	8.54	2,497
Qualified V	733.046	13.67	10,021
Qualified VI	1,080,869.637	13.97	15,099,749
Qualified VIII	365.481	13.95	5,098
Qualified X (1.15)	70,919.580	14.49	1,027,625
Qualified X (1.25)	67,904.241	14.30	971,031
Qualified XII (0.00)	1,798.278	10.29	18,504
Qualified XII (0.05)	3,270.155	15.34	50,164
Qualified XII (0.20)	162.100	10.07	1,632
Qualified XII (0.25)	6,618.172	10.02	66,314
Qualified XII (0.30)	52,427.731	9.96	522,180
Qualified XII (0.35)	3,585.446	9.91	35,532
Qualified XII (0.40)	59,917.112	13.70	820,864
Qualified XII (0.45)	33.528	9.81	329
Qualified XII (0.50)	156,719.288	10.04	1,573,462
Qualified XII (0.55)	311,073.588	9.70	3,017,414
Qualified XII (0.60)	123,282.310	9.65	1,189,674
Qualified XII (0.65)	25,794.524	9.60	247,627
Qualified XII (0.70)	111,872.607	9.55	1,068,383
Qualified XII (0.75)	108,882.097	9.50	1,034,380
Qualified XII (0.80)	111,012.694	9.96	1,105,686
Qualified XII (0.85)	92,821.034	13.13	1,218,740
Qualified XII (0.90)	19,693.916	9.73	191,622
Qualified XII (0.95)	149,654.677	12.96	1,939,525
Qualified XII (1.00)	243,241.332	12.88	3,132,948
Qualified XII (1.05)	62,347.304	12.80	798,045
Qualified XII (1.10)	81,075.332	12.72	1,031,278
Qualified XII (1.15)	86,697.297	12.64	1,095,854
Qualified XII (1.20)	12,123.331	12.56	152,269
Qualified XII (1.25)	47,688.405	12.48	595,151
Qualified XII (1.30)	4,119.297	12.40	51,079
Qualified XII (1.35)	15.957	12.32	197
Qualified XII (1.40)	24,561.053	12.24	300,627
Qualified XII (1.45)	871.260	12.17	10,603
Qualified XII (1.50)	1,271.555	12.09	15,373
Qualified XIII	630.913	14.50	9,148
Qualified XV	3,450.829	14.48	49,968
Qualified XVI	23,547.752	13.56	319,308
Qualified XVIII	5,130.433	14.89	76,392
Qualified XXV	2,784.687	14.74	41,046
Qualified XXVII	111,966.088	14.26	1,596,636
Qualified XXVIII	86,001.885	14.22	1,222,947
Qualified XXXII	3,127.066	9.05	28,300
Qualified XXXIII (0.65)	291.709	9.58	2,795
Qualified XXII	508.980	15.04	7,655

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Moderate Portfolio - Class I (continued)			
Qualified XXXVI	5,914.065	$ 9.65	$ 57,071
Qualified XXXVIII	26,032.162	6.91	179,882
Qualified LIII	5,044.079	8.69	43,833
Qualified LIV	9,833.195	8.63	84,860
Qualified LVI	19,599.491	8.74	171,300
Qualified LIX	427.581	9.78	4,182
	3,901,936.274		$ 46,525,375
ING VP Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified XXXV	55,613.418	$ 6.67	$ 370,942
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,438,077.877	$8.14 to $213.96	$ 78,198,989
Contracts in accumulation period:			
ING Custom Choice 62	4,114.940	8.63	35,512
Qualified I	28,223.696	207.42	5,854,159
Qualified V	1,052.007	15.73	16,548
Qualified VI	23,673,744.878	16.02	379,253,393
Qualified VII	2,206,134.166	15.19	33,511,178
Qualified VIII	16,273.557	14.86	241,825
Qualified IX	5,143.929	15.65	80,502
Qualified X (1.15)	1,005,252.640	16.26	16,345,408
Qualified X (1.25)	3,507,350.811	16.02	56,187,760
Qualified XII (0.00)	74,349.302	7.36	547,211
Qualified XII (0.05)	125,722.065	17.59	2,211,451
Qualified XII (0.10)	302.982	7.29	2,209
Qualified XII (0.20)	116,405.280	7.21	839,282
Qualified XII (0.25)	138,850.233	7.17	995,556
Qualified XII (0.30)	589,750.658	7.13	4,204,922
Qualified XII (0.35)	89,124.278	7.09	631,891
Qualified XII (0.40)	27,237.021	11.64	317,039
Qualified XII (0.45)	2,983.322	7.02	20,943
Qualified XII (0.50)	1,222,363.063	7.34	8,972,145
Qualified XII (0.55)	591,776.768	6.95	4,112,849
Qualified XII (0.60)	664,655.774	6.91	4,592,771
Qualified XII (0.65)	547,476.961	6.87	3,761,167
Qualified XII (0.70)	743,352.060	6.84	5,084,528
Qualified XII (0.75)	1,949,572.190	6.80	13,257,091
Qualified XII (0.80)	3,193,694.745	7.42	23,697,215
Qualified XII (0.85)	2,990,614.883	11.15	33,345,356
Qualified XII (0.90)	279,404.570	7.14	1,994,949
Qualified XII (0.95)	2,037,143.571	11.01	22,428,951
Qualified XII (1.00)	3,711,290.336	10.94	40,601,516
Qualified XII (1.05)	209,441.077	10.87	2,276,625
Qualified XII (1.10)	203,476.991	10.80	2,197,552
Qualified XII (1.15)	700,973.973	10.73	7,521,451
Qualified XII (1.20)	40,050.387	10.66	426,937

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I (continued)			
Qualified XII (1.25)	95,114.404	$ 10.60	$ 1,008,213
Qualified XII (1.30)	6,473.364	10.53	68,165
Qualified XII (1.35)	15.406	10.46	161
Qualified XII (1.40)	35,843.026	10.40	372,767
Qualified XII (1.45)	190.667	10.33	1,970
Qualified XII (1.50)	7,858.249	10.27	80,704
Qualified XIII	1,455.938	16.63	24,212
Qualified XV	58,481.852	16.61	971,384
Qualified XVI	498,310.841	15.55	7,748,734
Qualified XVII	1,284,629.855	16.49	21,183,546
Qualified XVIII	1,535,874.097	16.49	25,326,564
Qualified XIX	7,632.454	213.51	1,629,605
Qualified XX	32,873.849	161.47	5,308,140
Qualified XXV	77,320.422	16.90	1,306,715
Qualified XXVI	14,429.908	16.69	240,835
Qualified XXVII	491,620.723	160.14	78,728,143
Qualified XXVIII	7,563.229	159.69	1,207,772
Qualified XXX	21,239.840	153.73	3,265,201
Qualified XXXII	443,035.560	8.81	3,903,143
Qualified LIII	843,248.911	8.46	7,133,886
Qualified LIV	234,803.754	8.40	1,972,352
Qualified LVI	384,838.284	8.50	3,271,125
Qualified XXII	674.496	17.25	11,635
Qualified XXIX	1,120.178	156.87	175,722
Qualified XXXVI	177,933.172	7.90	1,405,672
Qualified XXXVIII	479,365.067	6.12	2,933,714
Qualified XLII	411,959.162	6.12	2,521,190
Qualified XLIII	22,885.303	6.10	139,600
Qualified LIX	116,294.779	8.00	930,358
	59,428,467.781		$ 926,638,109
ING VP Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
Qualified XII (0.30)	472.310	$ 6.70	$ 3,164
Qualified XII (0.50)	44,761.195	6.68	299,005
Qualified XII (0.55)	2.820	6.67	19
Qualified XII (0.75)	467.971	6.66	3,117
	45,704.296		$ 305,305

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 3					
Contracts in accumulation period:					
Qualified VI	447,995.661	$	10.21	$	4,574,036
Qualified X (1.15)	112,357.935		10.09		1,133,692
Qualified X (1.25)	194,580.277		10.19		1,982,773
Qualified XII (0.80)	125,115.054		10.43		1,304,950
Qualified XII (0.85)	25,933.086		10.40		269,704
Qualified XII (0.90)	1,630.066		10.38		16,920
Qualified XII (0.95)	23,560.784		10.35		243,854
Qualified XII (1.00)	273,781.122		10.46		2,863,751
Qualified XII (1.10)	2,367.846		10.27		24,318
Qualified XII (1.15)	31,640.383		10.24		323,998
Qualified XVIII	37,546.170		10.09		378,841
Qualified XXVII	403,981.060		10.34		4,177,164
Qualified XXVIII	17,953.616		10.45		187,615
Qualified XXXII	17,453.830		10.09		176,109
	1,715,896.890			$	17,657,725
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Qualified X (1.15)	3,209.785	$	10.56	$	33,895
Qualified X (1.25)	23,507.670		10.55		248,006
Qualified XXXII	18,836.866		10.55		198,729
	45,554.321			$	480,630
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Qualified X (1.15)	50,929.305	$	10.33	$	526,100
Qualified X (1.25)	117,993.440		10.33		1,218,872
Qualified XVIII	23,159.437		10.34		239,469
Qualified XXXII	24,271.161		10.33		250,721
	216,353.343			$	2,235,162
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Qualified X (1.15)	61,278.728	$	10.33	$	633,009
Qualified X (1.25)	34,001.771		10.33		351,238
Qualified XVIII	4,059.156		10.33		41,931
Qualified XXVII	68,360.250		10.53		719,833
Qualified XXVIII	24,755.968		10.63		263,156
Qualified XXXII	2,557.640		10.33		26,420
	195,013.513			$	2,035,587
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Qualified X (1.15)	12,998.913	$	10.28	$	133,629
Qualified X (1.25)	41,233.587		10.28		423,881
Qualified XVIII	20,254.224		10.29		208,416
Qualified XXXII	764.060		10.28		7,855
	75,250.784			$	773,781

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 9			
Contracts in accumulation period:			
Qualified X (1.15)	4,137.082	$ 10.27	$ 42,488
Qualified X (1.25)	9,492.573	10.27	97,489
Qualified XXXII	149.514	10.27	1,536
	13,779.169		$ 141,513
ING GET U.S. Core Portfolio - Series 10			
Contracts in accumulation period:			
Qualified X (1.15)	1,050.441	$ 10.35	$ 10,872
Qualified X (1.25)	5,719.985	10.35	59,202
	6,770.426		$ 70,074
ING GET U.S. Core Portfolio - Series 11			
Contracts in accumulation period:			
Qualified X (1.15)	2,152.326	$ 10.52	$ 22,642
Qualified X (1.25)	857.630	10.52	9,022
	3,009.956		$ 31,664
ING BlackRock Global Science and Technology Portfolio - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP6	429.845	$ 8.08	$ 3,473
ING MAP PLUS NP9	3,941.913	8.02	31,614
ING MAP PLUS NP11	3,205.533	7.98	25,580
ING MAP PLUS NP12	192.041	7.96	1,529
ING MAP PLUS NP17	2,027.619	7.87	15,957
ING MAP PLUS NP19	3,362.263	7.83	26,327
ING MAP PLUS NP21	588.347	7.79	4,583
ING MAP PLUS NP23	1,741.394	7.75	13,496
ING MAP PLUS NP24	213.106	7.73	1,647
ING MAP PLUS NP25	531.908	7.71	4,101
ING MAP PLUS NP26	3,867.832	7.69	29,744
ING MAP PLUS NP29	35.818	7.64	274
ING MAP PLUS NP30	2.803	7.62	21
Qualified V	2,141.217	2.90	6,210
Qualified VI	2,269,556.915	2.94	6,672,497
Qualified VIII	13.167	2.94	39
Qualified X (1.15)	84,404.064	2.97	250,680
Qualified X (1.25)	164,378.078	2.94	483,272
Qualified XII (0.00)	3,571.506	3.28	11,715
Qualified XII (0.05)	132,966.828	3.20	425,494
Qualified XII (0.10)	10.277	3.25	33
Qualified XII (0.20)	3,476.385	3.22	11,194
Qualified XII (0.25)	3,070.150	3.21	9,855
Qualified XII (0.30)	83,165.509	3.20	266,130
Qualified XII (0.40)	80,420.773	3.17	254,934
Qualified XII (0.50)	457,810.557	3.14	1,437,525
Qualified XII (0.55)	92,626.866	3.13	289,922
Qualified XII (0.60)	35,953.543	3.11	111,816
Qualified XII (0.65)	188,168.216	3.10	583,321
Qualified XII (0.70)	121,347.246	3.09	374,963

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Global Science and Technology			
Portfolio - Class I (continued)			
Qualified XII (0.75)	228,908.606	$ 3.07	$ 702,749
Qualified XII (0.80)	444,632.644	3.06	1,360,576
Qualified XII (0.85)	295,268.367	3.05	900,569
Qualified XII (0.90)	16,226.739	3.03	49,167
Qualified XII (0.95)	273,112.457	3.02	824,800
Qualified XII (1.00)	875,160.674	3.01	2,634,234
Qualified XII (1.05)	41,757.602	2.99	124,855
Qualified XII (1.10)	62,764.282	2.98	187,038
Qualified XII (1.15)	42,019.781	2.97	124,799
Qualified XII (1.20)	13,471.875	2.95	39,742
Qualified XII (1.25)	89,357.741	2.94	262,712
Qualified XII (1.30)	2,452.976	2.93	7,187
Qualified XII (1.35)	169.651	2.92	495
Qualified XII (1.40)	13,349.990	2.90	38,715
Qualified XII (1.45)	2,083.682	2.89	6,022
Qualified XII (1.50)	4.410	2.88	13
Qualified XV	16,204.950	3.02	48,939
Qualified XVI	47,319.257	2.88	136,279
Qualified XVII	4,209.023	3.00	12,627
Qualified XVIII	5,979.213	3.01	17,997
Qualified XXI	178,797.990	3.06	547,122
Qualified XXV	34,580.768	3.10	107,200
Qualified XXVI	14,587.609	3.07	44,784
Qualified XXVII	998,012.303	2.94	2,934,156
Qualified XXXII	786.574	8.17	6,426
Qualified XXXVI	15,150.122	7.47	113,171
Qualified XXXVIII	15,735.535	5.87	92,368
Qualified XLIII	1,626.586	5.85	9,516
Qualified LIII	26,108.691	9.59	250,382
Qualified LIV	14,898.602	9.53	141,984
Qualified LVI	19,467.775	9.65	187,864
Qualified LIX	17,700.097	7.56	133,813
	7,555,128.291		$ 23,396,247

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class I			
Contracts in accumulation period:			
Qualified VI	20,028.889	$ 5.92	$ 118,571
Qualified XII (0.30)	778.734	5.95	4,633
Qualified XII (0.40)	920.230	5.95	5,475
Qualified XII (0.60)	886.646	5.94	5,267
Qualified XII (0.70)	378.956	5.94	2,251
Qualified XII (0.75)	2,270.067	5.94	13,484
Qualified XII (0.80)	21.248	5.93	126
Qualified XII (0.85)	760.140	5.93	4,508
Qualified XII (0.90)	1,527.587	5.93	9,059
Qualified XII (0.95)	564.339	5.93	3,347
Qualified XII (1.00)	4,697.174	5.93	27,854
Qualified XII (1.05)	806.532	5.92	4,775
Qualified XII (1.10)	5.787	5.92	34
Qualified XII (1.15)	3,344.682	5.92	19,801
Qualified XII (1.25)	180.098	5.92	1,066
Qualified XLIII	40.595	5.95	242
Qualified LIV	1.180	5.93	7
	37,212.884		$ 220,500
ING Lehman Brothers U.S. Aggregate Bond Index®			
Portfolio - Class I			
Contracts in accumulation period:			
Qualified VI	81,100.776	$ 10.19	$ 826,417
Qualified XII (0.00)	740.074	10.27	7,601
Qualified XII (0.30)	1,543.101	10.25	15,817
Qualified XII (0.40)	1,777.691	10.24	18,204
Qualified XII (0.55)	2,255.684	10.23	23,076
Qualified XII (0.60)	303.029	10.23	3,100
Qualified XII (0.65)	5.909	10.23	60
Qualified XII (0.70)	8.863	10.22	91
Qualified XII (0.75)	17.115	10.22	175
Qualified XII (0.80)	240.281	10.22	2,456
Qualified XII (0.85)	1,176.674	10.21	12,014
Qualified XII (0.90)	593.678	10.21	6,061
Qualified XII (0.95)	1,848.444	10.21	18,873
Qualified XII (1.00)	50,548.979	10.20	515,600
Qualified XII (1.05)	537.170	10.20	5,479
Qualified XII (1.10)	191.608	10.20	1,954
Qualified XII (1.15)	4,568.014	10.19	46,548
Qualified XII (1.20)	16.762	10.19	171
Qualified XII (1.25)	2,233.004	10.19	22,754
Qualified XII (1.40)	1,878.978	10.18	19,128
Qualified XVI	768.080	10.17	7,811
Qualified XXVI	2.529	10.21	26
Qualified XXXVIII	168.305	10.27	1,728
Qualified XLIII	7.080	10.24	73
Qualified LIII	320.177	10.24	3,279
Qualified LIV	19.748	10.22	202
Qualified LVI	28.450	10.25	292
	152,900.203		$ 1,558,990

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Growth Portfolio -			
Class I			
Currently payable annuity contracts:	35,404.649	$3.76 to $10.07	$ 196,697
Contracts in accumulation period:			
Qualified VI	1,202,513.400	10.07	12,109,310
Qualified VIII	412.707	10.06	4,152
Qualified X (1.15)	65,079.782	10.19	663,163
Qualified X (1.25)	127,650.039	10.07	1,285,436
Qualified XII (0.05)	8,104.933	11.05	89,560
Qualified XII (0.10)	137.452	7.25	997
Qualified XII (0.20)	3,023.414	7.17	21,678
Qualified XII (0.25)	2,486.164	7.14	17,751
Qualified XII (0.30)	48,180.814	7.10	342,084
Qualified XII (0.35)	6,238.793	7.06	44,046
Qualified XII (0.40)	105,725.433	11.03	1,166,152
Qualified XII (0.45)	77.793	6.99	544
Qualified XII (0.50)	43,036.293	7.51	323,203
Qualified XII (0.55)	18,230.067	6.91	125,970
Qualified XII (0.60)	46,516.555	6.88	320,034
Qualified XII (0.65)	24,930.972	6.84	170,528
Qualified XII (0.70)	62,913.169	6.80	427,810
Qualified XII (0.75)	181,002.310	6.77	1,225,386
Qualified XII (0.80)	144,688.077	7.66	1,108,311
Qualified XII (0.85)	103,417.047	10.55	1,091,050
Qualified XII (0.90)	14,815.195	7.38	109,336
Qualified XII (0.95)	130,484.315	10.43	1,360,951
Qualified XII (1.00)	390,074.811	10.37	4,045,076
Qualified XII (1.05)	29,624.468	10.31	305,428
Qualified XII (1.10)	30,297.916	10.25	310,554
Qualified XII (1.15)	22,244.809	10.19	226,675
Qualified XII (1.20)	5,197.247	10.13	52,648
Qualified XII (1.25)	31,028.359	10.07	312,456
Qualified XII (1.30)	1,410.772	10.01	14,122
Qualified XII (1.35)	702.745	9.95	6,992
Qualified XII (1.40)	8,489.797	9.90	84,049
Qualified XII (1.45)	2,277.608	9.84	22,412
Qualified XII (1.50)	531.249	9.78	5,196
Qualified XV	7,586.982	10.43	79,132
Qualified XVI	36,802.879	9.78	359,932
Qualified XVII	3,171.777	10.07	31,940
Qualified XVIII	21,476.942	10.49	225,293
Qualified XXV	10,484.162	10.63	111,447
Qualified XXVI	3,001.388	10.49	31,485
Qualified XXVII	253,011.521	3.82	966,504
Qualified XXXII	4,827.810	7.70	37,174
Qualified XXXVI	19,319.789	6.83	131,954
Qualified XXXVIII	10,971.234	5.60	61,439
Qualified XLIII	3,192.217	5.58	17,813
Qualified LIII	38,332.960	7.79	298,614
Qualified LIV	19,562.058	7.74	151,410
Qualified LVI	26,184.857	7.83	205,027
Qualified LIX	16,690.773	6.92	115,500
	3,371,566.503		$ 30,414,421

Division/Contract	Units	Unit Value	Extended Value
ING Opportunistic Large Cap Value Portfolio - Class I			
Currently payable annuity contracts:	5,189.257	$ 8.98	$ 46,600
Contracts in accumulation period:			
ING MAP PLUS NP18	189.398	8.50	1,610
ING MAP PLUS NP35	35.482	8.15	289
Qualified V	129.241	13.84	1,789
Qualified VI	932,520.816	14.10	13,148,544
Qualified VIII	508.698	14.09	7,168
Qualified X (1.15)	45,023.256	14.26	642,032
Qualified X (1.25)	65,381.709	14.10	921,882
Qualified XII (0.00)	10,493.114	10.63	111,542
Qualified XII (0.05)	25,773.705	15.47	398,719
Qualified XII (0.20)	11,238.965	10.41	116,998
Qualified XII (0.25)	1,639.495	10.35	16,969
Qualified XII (0.30)	180,834.174	10.30	1,862,592
Qualified XII (0.35)	4,168.733	10.25	42,730
Qualified XII (0.40)	17,463.203	15.44	269,632
Qualified XII (0.45)	124.341	10.14	1,261
Qualified XII (0.50)	69,715.212	10.78	751,530
Qualified XII (0.55)	45,196.188	10.03	453,318
Qualified XII (0.60)	36,039.011	9.98	359,669
Qualified XII (0.65)	9,884.404	9.92	98,053
Qualified XII (0.70)	65,184.886	9.87	643,375
Qualified XII (0.75)	171,347.668	9.82	1,682,634
Qualified XII (0.80)	222,861.839	10.76	2,397,993
Qualified XII (0.85)	101,345.376	14.78	1,497,885
Qualified XII (0.90)	26,799.029	10.44	279,782
Qualified XII (0.95)	142,466.411	14.60	2,080,010
Qualified XII (1.00)	351,468.817	14.52	5,103,327
Qualified XII (1.05)	31,051.204	14.43	448,069
Qualified XII (1.10)	35,734.815	14.35	512,795
Qualified XII (1.15)	30,844.612	14.26	439,844
Qualified XII (1.20)	6,106.324	14.18	86,588
Qualified XII (1.25)	28,505.290	14.10	401,925
Qualified XII (1.30)	2,770.422	14.02	38,841
Qualified XII (1.35)	83.331	13.93	1,161
Qualified XII (1.40)	7,628.458	13.85	105,654
Qualified XII (1.45)	1,695.346	13.77	23,345
Qualified XII (1.50)	1,295.965	13.69	17,742
Qualified XV	1,425.651	14.60	20,815
Qualified XVI	19,480.589	13.69	266,689
Qualified XVII	807.008	14.10	11,379
Qualified XVIII	730.964	14.68	10,731
Qualified XXV	13,015.231	14.87	193,536
Qualified XXVI	2,509.643	14.69	36,867
Qualified XXVII	459,720.602	10.85	4,987,969
Qualified XXVIII	294,745.725	10.82	3,189,149
Qualified XXXII	4,574.587	8.87	40,577

Division/Contract	Units	Unit Value		Extended Value	
ING Opportunistic Large Cap Value Portfolio - Class I (continued)					
Qualified XXXVI	11,181.720	$	7.81	$	87,329
Qualified XXXVIII	8,712.522		6.26		54,540
Qualified XLIII	2,927.011		6.24		18,265
Qualified LIII	11,203.377		8.52		95,453
Qualified LIV	8,039.216		8.46		68,012
Qualified LVI	26,859.790		8.56		229,920
Qualified LIX	136.350		7.91		1,079
	3,554,808.181			$	44,326,207
ING Russell™ Large Cap Index Portfolio - Class I					
Contracts in accumulation period:					
ING Custom Choice 62	2,744.560	$	6.63	$	18,196
Qualified VI	87,065.611		6.63		577,245
Qualified XII (0.40)	1,506.896		6.66		10,036
Qualified XII (0.50)	1,423.239		6.66		9,479
Qualified XII (0.60)	2,280.492		6.65		15,165
Qualified XII (0.70)	175.185		6.65		1,165
Qualified XII (0.75)	5,300.714		6.65		35,250
Qualified XII (0.80)	22.033		6.64		146
Qualified XII (0.85)	3,063.898		6.64		20,344
Qualified XII (0.90)	3,219.005		6.64		21,374
Qualified XII (0.95)	2,112.068		6.64		14,024
Qualified XII (1.00)	6,920.750		6.64		45,954
Qualified XII (1.10)	346.790		6.63		2,299
Qualified XII (1.15)	1,374.845		6.63		9,115
Qualified XII (1.20)	22.718		6.63		151
Qualified XII (1.25)	34.466		6.63		229
Qualified XII (1.40)	238.275		6.62		1,577
Qualified XII (1.45)	1,895.261		6.62		12,547
Qualified XXI	275,243.864		6.64		1,827,619
Qualified XXV	1,086.877		6.65		7,228
Qualified XXXVIII	3,911.436		6.68		26,128
Qualified LIV	1,013.351		6.64		6,729
Qualified LVI	1,991.384		6.67		13,283
	402,993.718			$	2,675,283

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	354.679	$ 5.91	$ 2,096
Qualified VI	35,364.000	5.91	209,001
Qualified XII (0.00)	126.015	5.96	751
Qualified XII (0.40)	378.948	5.95	2,255
Qualified XII (0.50)	554.067	5.94	3,291
Qualified XII (0.55)	302.259	5.94	1,795
Qualified XII (0.60)	526.024	5.94	3,125
Qualified XII (0.70)	36.820	5.94	219
Qualified XII (0.75)	2,500.939	5.93	14,831
Qualified XII (0.80)	9,712.204	5.93	57,593
Qualified XII (0.85)	8,430.219	5.93	49,991
Qualified XII (0.95)	8,927.879	5.93	52,942
Qualified XII (1.00)	6,947.449	5.92	41,129
Qualified XII (1.05)	422.868	5.92	2,503
Qualified XII (1.10)	227.372	5.92	1,346
Qualified XII (1.15)	959.394	5.92	5,680
Qualified XII (1.25)	116.181	5.91	687
Qualified XXI	147,022.487	5.93	871,843
Qualified LIII	1,331.182	5.95	7,921
	224,240.986		$ 1,328,999
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	294.224	$ 6.95	$ 2,045
ING MAP PLUS NP17	1,014.507	6.96	7,061
Qualified VI	42,015.419	6.95	292,007
Qualified XII (0.40)	504.710	6.99	3,528
Qualified XII (0.50)	787.036	6.98	5,494
Qualified XII (0.55)	1,356.513	6.98	9,468
Qualified XII (0.60)	1,145.516	6.98	7,996
Qualified XII (0.65)	1,494.011	6.98	10,428
Qualified XII (0.70)	234.075	6.97	1,632
Qualified XII (0.75)	3,258.222	6.97	22,710
Qualified XII (0.80)	8,670.638	6.97	60,434
Qualified XII (0.85)	4,717.681	6.97	32,882
Qualified XII (0.95)	7,367.963	6.96	51,281
Qualified XII (1.00)	12,286.897	6.96	85,517
Qualified XII (1.10)	628.664	6.96	4,376
Qualified XII (1.15)	1,943.591	6.95	13,508
Qualified XII (1.20)	180.639	6.95	1,255
Qualified XII (1.25)	292.304	6.95	2,032
Qualified XII (1.40)	217.460	6.94	1,509
Qualified XXV	79.033	6.97	551
Qualified LIII	2,017.173	6.98	14,080
Qualified LVI	687.170	6.99	4,803
	91,193.446		$ 634,597

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	326,606.859	$5.99 to $14.04	$ 2,895,625
Contracts in accumulation period:			
ING Custom Choice 62	11,013.179	8.45	93,061
ING MAP PLUS NP1	5,298.323	8.48	44,930
ING MAP PLUS NP3	512.677	8.44	4,327
ING MAP PLUS NP4	1,932.414	8.42	16,271
ING MAP PLUS NP6	9,779.124	8.38	81,949
ING MAP PLUS NP8	6,130.535	8.34	51,129
ING MAP PLUS NP9	31,572.531	8.32	262,683
ING MAP PLUS NP10	8,630.037	8.30	71,629
ING MAP PLUS NP11	17,294.580	8.28	143,199
ING MAP PLUS NP13	6,088.519	8.24	50,169
ING MAP PLUS NP14	18,231.472	8.22	149,863
ING MAP PLUS NP15	8,952.311	8.20	73,409
ING MAP PLUS NP16	41,516.315	8.18	339,603
ING MAP PLUS NP17	7,293.779	8.16	59,517
ING MAP PLUS NP18	2,568.918	8.14	20,911
ING MAP PLUS NP20	28,237.912	8.10	228,727
ING MAP PLUS NP21	21,105.361	8.08	170,531
ING MAP PLUS NP22	2,868.947	8.06	23,124
ING MAP PLUS NP23	4,395.363	8.04	35,339
ING MAP PLUS NP24	842.505	8.02	6,757
ING MAP PLUS NP25	1,596.580	8.00	12,773
ING MAP PLUS NP26	3,174.249	7.98	25,331
ING MAP PLUS NP27	286.930	7.96	2,284
ING MAP PLUS NP28	2,166.817	7.94	17,205
ING MAP PLUS NP29	10.413	7.92	82
ING MAP PLUS NP30	411.100	7.90	3,248
Qualified V	77.518	13.77	1,067
Qualified VI	6,093,123.355	14.04	85,547,452
Qualified VIII	3,440.319	14.03	48,268
Qualified X (1.15)	222,560.177	14.22	3,164,806
Qualified X (1.25)	464,533.758	14.04	6,522,054
Qualified XII (0.00)	64,139.516	9.61	616,381
Qualified XII (0.05)	179,311.911	15.43	2,766,783
Qualified XII (0.10)	274.579	9.51	2,611
Qualified XII (0.20)	70,527.655	9.41	663,665
Qualified XII (0.25)	16,231.819	9.36	151,930
Qualified XII (0.30)	188,676.054	9.31	1,756,574
Qualified XII (0.35)	25,116.689	9.26	232,581
Qualified XII (0.40)	103,896.523	15.41	1,601,045
Qualified XII (0.45)	720.641	9.16	6,601
Qualified XII (0.50)	594,638.728	9.69	5,762,049
Qualified XII (0.55)	143,761.260	9.07	1,303,915
Qualified XII (0.60)	164,902.210	9.02	1,487,418
Qualified XII (0.65)	362,378.071	8.97	3,250,531
Qualified XII (0.70)	427,312.017	8.92	3,811,623

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap Portfolio - Class I			
(continued)			
Qualified XII (0.75)	842,036.066	$ 8.88	$ 7,477,280
Qualified XII (0.80)	1,047,075.400	9.85	10,313,693
Qualified XII (0.85)	595,013.786	14.75	8,776,453
Qualified XII (0.90)	116,681.471	9.46	1,103,807
Qualified XII (0.95)	620,993.958	14.57	9,047,882
Qualified XII (1.00)	2,687,577.414	14.48	38,916,121
Qualified XII (1.05)	79,402.874	14.39	1,142,607
Qualified XII (1.10)	153,608.856	14.31	2,198,143
Qualified XII (1.15)	205,125.554	14.22	2,916,885
Qualified XII (1.20)	36,042.880	14.13	509,286
Qualified XII (1.25)	147,668.986	14.04	2,073,273
Qualified XII (1.30)	6,248.665	13.96	87,231
Qualified XII (1.35)	1,572.702	13.87	21,813
Qualified XII (1.40)	19,455.401	13.79	268,290
Qualified XII (1.45)	4,527.586	13.70	62,028
Qualified XII (1.50)	3,312.896	13.62	45,122
Qualified XV	30,019.984	14.56	437,091
Qualified XVI	116,316.348	13.64	1,586,555
Qualified XVII	21,307.584	14.21	302,781
Qualified XVIII	38,346.536	14.62	560,626
Qualified XXV	25,449.857	14.82	377,167
Qualified XXVI	4,720.587	14.63	69,062
Qualified XXVII	1,573,666.563	14.34	22,566,379
Qualified XXVIII	459,790.200	14.30	6,575,000
Qualified XXXII	27,580.554	8.59	236,917
Qualified XXXIII (0.65)	5,586.797	8.28	46,259
Qualified XXXVI	79,688.743	8.34	664,604
Qualified XXXVIII	209,655.279	6.20	1,299,863
Qualified XLIII	6,908.481	6.18	42,694
Qualified LIII	212,870.457	8.25	1,756,181
Qualified LIV	122,044.104	8.19	999,541
Qualified LVI	137,124.273	8.29	1,136,760
Qualified LIX	31,938.297	8.45	269,879
	19,363,499.689		$ 247,468,303
ING VP Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	42,854.991	$ 7.58	$ 324,841

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:	103,091.754	$ 8.96	$ 923,702
Contracts in accumulation period:			
ING Custom Choice 62	7,353.609	8.92	65,594
ING MAP PLUS NP1	9,742.393	8.96	87,292
ING MAP PLUS NP6	346.355	8.85	3,065
ING MAP PLUS NP8	20,028.737	8.81	176,453
ING MAP PLUS NP9	11,676.354	8.79	102,635
ING MAP PLUS NP10	3,185.033	8.77	27,933
ING MAP PLUS NP11	7,728.874	8.75	67,628
ING MAP PLUS NP12	8,060.660	8.73	70,370
ING MAP PLUS NP13	1,583.425	8.70	13,776
ING MAP PLUS NP14	3,950.873	8.68	34,294
ING MAP PLUS NP15	13,959.282	8.66	120,887
ING MAP PLUS NP16	10,436.372	8.64	90,170
ING MAP PLUS NP17	7,010.053	8.62	60,427
ING MAP PLUS NP18	2,449.408	8.60	21,065
ING MAP PLUS NP19	7,620.015	8.58	65,380
ING MAP PLUS NP21	5,037.535	8.53	42,970
ING MAP PLUS NP22	3,455.175	8.51	29,404
ING MAP PLUS NP23	1,342.547	8.49	11,398
ING MAP PLUS NP24	46.123	8.47	391
ING MAP PLUS NP25	1,018.424	8.45	8,606
ING MAP PLUS NP26	1,822.148	8.43	15,361
ING MAP PLUS NP28	12,519.702	8.39	105,040
ING MAP PLUS NP29	984.922	8.37	8,244
ING MAP PLUS NP30	912.119	8.35	7,616
ING MAP PLUS NP32	374.700	8.31	3,114
ING MAP PLUS NP35	280.761	8.25	2,316
Qualified V	2,174.344	14.08	30,615
Qualified VI	3,310,498.542	14.32	47,406,339
Qualified VIII	571.947	14.31	8,185
Qualified X (1.15)	84,062.328	14.48	1,217,223
Qualified X (1.25)	282,100.714	14.32	4,039,682
Qualified XII (0.00)	22,053.336	16.74	369,173
Qualified XII (0.05)	244,804.882	15.66	3,833,644
Qualified XII (0.10)	24.465	16.57	405
Qualified XII (0.20)	24,795.133	16.39	406,392
Qualified XII (0.25)	5,004.811	16.30	81,578
Qualified XII (0.30)	247,422.073	16.22	4,013,186
Qualified XII (0.35)	2,813.935	16.13	45,389
Qualified XII (0.40)	180,885.684	15.64	2,829,052
Qualified XII (0.50)	452,409.936	15.52	7,021,402
Qualified XII (0.55)	88,402.298	15.79	1,395,872
Qualified XII (0.60)	60,818.190	15.71	955,454
Qualified XII (0.65)	317,641.260	15.63	4,964,733
Qualified XII (0.70)	158,219.082	15.54	2,458,725
Qualified XII (0.75)	406,072.514	15.46	6,277,881

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap Portfolio - Class I			
(continued)			
Qualified XII (0.80)	618,674.766	$ 15.03	$ 9,298,682
Qualified XII (0.85)	424,192.433	14.95	6,341,677
Qualified XII (0.90)	57,437.950	14.87	854,102
Qualified XII (0.95)	1,877,948.283	14.79	27,774,855
Qualified XII (1.00)	1,636,314.768	14.71	24,070,190
Qualified XII (1.05)	62,920.448	14.63	920,526
Qualified XII (1.10)	110,413.092	14.55	1,606,510
Qualified XII (1.15)	152,651.160	14.48	2,210,389
Qualified XII (1.20)	29,269.557	14.40	421,482
Qualified XII (1.25)	151,967.212	14.32	2,176,170
Qualified XII (1.30)	2,638.970	14.25	37,605
Qualified XII (1.35)	735.455	14.17	10,421
Qualified XII (1.40)	17,659.931	14.09	248,828
Qualified XII (1.45)	7,286.429	14.02	102,156
Qualified XII (1.50)	2,902.126	13.94	40,456
Qualified XIII	425.264	14.79	6,290
Qualified XV	14,946.961	14.79	221,066
Qualified XVI	86,516.567	13.94	1,206,041
Qualified XVII	4,591.677	14.32	65,753
Qualified XVIII	13,483.098	14.32	193,078
Qualified XXV	30,819.612	15.11	465,684
Qualified XXVI	13,497.505	14.92	201,383
Qualified XXVII	1,759,942.581	15.22	26,786,326
Qualified XXVIII	884,019.976	15.18	13,419,423
Qualified XXXII	11,403.155	8.93	101,830
Qualified XXXIII (0.65)	8,978.087	10.63	95,437
Qualified XXXVI	32,771.472	10.72	351,310
Qualified XXXVIII	120,897.785	6.04	730,223
Qualified XLIII	2,963.876	6.03	17,872
Qualified LIII	74,027.347	8.29	613,687
Qualified LIV	144,515.537	8.23	1,189,363
Qualified LVI	136,200.145	8.33	1,134,547
Qualified LIX	7,251.183	10.85	78,675
	14,637,057.235		$ 212,512,098
ING VP Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	35,711.374	$ 7.29	$ 260,336

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:	67,772.319	$ 9.01	$ 610,629
Contracts in accumulation period:			
ING Custom Choice 62	5,465.088	8.86	48,421
ING MAP PLUS NP1	23,642.264	8.89	210,180
ING MAP PLUS NP6	8,652.541	8.78	75,969
ING MAP PLUS NP8	3,924.944	8.74	34,304
ING MAP PLUS NP9	2,588.790	8.72	22,574
ING MAP PLUS NP10	4,820.976	8.70	41,942
ING MAP PLUS NP11	26,992.663	8.67	234,026
ING MAP PLUS NP12	5,302.956	8.65	45,871
ING MAP PLUS NP13	999.767	8.63	8,628
ING MAP PLUS NP14	2,601.143	8.61	22,396
ING MAP PLUS NP15	1,014.220	8.59	8,712
ING MAP PLUS NP16	1,834.196	8.57	15,719
ING MAP PLUS NP17	8,753.092	8.55	74,839
ING MAP PLUS NP18	700.000	8.53	5,971
ING MAP PLUS NP19	3,426.848	8.51	29,162
ING MAP PLUS NP20	65.729	8.48	557
ING MAP PLUS NP21	1,074.716	8.46	9,092
ING MAP PLUS NP22	1,986.494	8.44	16,766
ING MAP PLUS NP23	783.348	8.42	6,596
ING MAP PLUS NP24	5.618	8.40	47
ING MAP PLUS NP26	2,039.876	8.36	17,053
ING MAP PLUS NP28	4,440.565	8.32	36,946
ING MAP PLUS NP29	145.995	8.30	1,212
ING MAP PLUS NP30	1,031.896	8.28	8,544
ING MAP PLUS NP32	328.337	8.24	2,706
ING MAP PLUS NP35	481.301	8.18	3,937
Qualified V	1,558.306	10.49	16,347
Qualified VI	1,789,693.058	10.67	19,096,025
Qualified VIII	596.296	10.66	6,357
Qualified X (1.15)	44,586.301	10.78	480,640
Qualified X (1.25)	160,870.060	10.67	1,716,484
Qualified XII (0.00)	3,268.593	12.68	41,446
Qualified XII (0.05)	152,451.371	11.67	1,779,108
Qualified XII (0.10)	63.573	12.54	797
Qualified XII (0.20)	21,588.647	12.41	267,915
Qualified XII (0.25)	2,428.183	12.34	29,964
Qualified XII (0.30)	145,900.555	12.28	1,791,659
Qualified XII (0.35)	1,643.933	12.21	20,072
Qualified XII (0.40)	102,557.786	11.65	1,194,798
Qualified XII (0.50)	399,728.550	11.56	4,620,862
Qualified XII (0.55)	43,827.760	11.96	524,180
Qualified XII (0.60)	38,949.252	11.89	463,107
Qualified XII (0.65)	109,681.239	11.83	1,297,529
Qualified XII (0.70)	71,338.050	11.77	839,649
Qualified XII (0.75)	186,984.228	11.71	2,189,585

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
(continued)			
Qualified XII (0.80)	481,806.270	$ 11.19	$ 5,391,412
Qualified XII (0.85)	209,995.378	11.13	2,337,249
Qualified XII (0.90)	56,987.683	11.07	630,854
Qualified XII (0.95)	301,782.787	11.02	3,325,646
Qualified XII (1.00)	985,346.014	10.96	10,799,392
Qualified XII (1.05)	29,021.730	10.90	316,337
Qualified XII (1.10)	67,034.363	10.84	726,652
Qualified XII (1.15)	92,831.331	10.78	1,000,722
Qualified XII (1.20)	13,077.953	10.72	140,196
Qualified XII (1.25)	94,434.206	10.67	1,007,613
Qualified XII (1.30)	1,357.841	10.61	14,407
Qualified XII (1.35)	62.804	10.55	663
Qualified XII (1.40)	10,787.890	10.50	113,273
Qualified XII (1.45)	1,918.559	10.44	20,030
Qualified XII (1.50)	612.117	10.39	6,360
Qualified XV	14,752.413	11.02	162,572
Qualified XVI	49,131.203	10.39	510,473
Qualified XVII	357.729	10.67	3,817
Qualified XVIII	11,940.054	10.67	127,400
Qualified XXV	5,401.956	11.25	60,772
Qualified XXVI	4,506.778	11.12	50,115
Qualified XXVII	1,120,219.629	11.31	12,669,684
Qualified XXVIII	565,946.473	11.28	6,383,876
Qualified XXXII	3,033.183	8.92	27,056
Qualified XXXIII (0.65)	8,917.630	10.87	96,935
Qualified XXXVI	15,284.688	10.96	167,520
Qualified XXXVIII	84,619.868	6.21	525,489
Qualified XLIII	3,148.869	6.19	19,492
Qualified LIII	44,872.826	8.05	361,226
Qualified LIV	27,912.632	8.00	223,301
Qualified LVI	64,720.421	8.10	524,235
Qualified LIX	5,166.841	11.10	57,352
	7,835,581.542		$ 85,771,444
ING VP Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	8,219.055	$ 7.05	$ 57,944

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company Portfolio - Class I			
Currently payable annuity contracts:	83,717.941	$9.74 to $19.83	$ 1,023,385
Contracts in accumulation period:			
ING Custom Choice 62	1,906.756	10.59	20,193
ING MAP PLUS NP8	903.277	10.29	9,295
ING MAP PLUS NP9	936.961	10.27	9,623
ING MAP PLUS NP11	12.155	10.22	124
ING MAP PLUS NP13	4.359	10.17	44
ING MAP PLUS NP14	381.758	10.14	3,871
ING MAP PLUS NP15	790.238	10.12	7,997
ING MAP PLUS NP16	30.626	10.09	309
ING MAP PLUS NP17	935.643	10.07	9,422
ING MAP PLUS NP19	3,898.781	10.02	39,066
ING MAP PLUS NP21	110.765	9.97	1,104
ING MAP PLUS NP22	46.541	9.94	463
ING MAP PLUS NP24	5.648	9.89	56
ING MAP PLUS NP25	6,096.550	9.87	60,173
ING MAP PLUS NP26	2,719.696	9.85	26,789
ING MAP PLUS NP28	1,857.014	9.80	18,199
ING MAP PLUS NP29	3,718.257	9.77	36,327
ING MAP PLUS NP30	53.212	9.75	519
Qualified V	220.411	19.47	4,291
Qualified VI	1,285,065.057	19.83	25,482,840
Qualified VIII	14.422	19.82	286
Qualified X (1.15)	61,879.061	20.07	1,241,913
Qualified X (1.25)	127,454.702	19.83	2,527,427
Qualified XII (0.00)	8,605.496	15.17	130,545
Qualified XII (0.05)	44,610.956	21.76	970,734
Qualified XII (0.10)	7.106	15.01	107
Qualified XII (0.20)	12,630.233	14.85	187,559
Qualified XII (0.25)	4,166.538	14.77	61,540
Qualified XII (0.30)	138,577.494	14.69	2,035,703
Qualified XII (0.35)	3,757.729	14.62	54,938
Qualified XII (0.40)	48,123.017	21.72	1,045,232
Qualified XII (0.45)	454.283	14.46	6,569
Qualified XII (0.50)	136,964.482	14.60	1,999,681
Qualified XII (0.55)	63,505.046	14.31	908,757
Qualified XII (0.60)	86,085.618	14.23	1,224,998
Qualified XII (0.65)	57,445.468	14.16	813,428
Qualified XII (0.70)	103,890.557	14.08	1,462,779
Qualified XII (0.75)	256,519.601	14.01	3,593,840
Qualified XII (0.80)	528,456.709	14.86	7,852,867
Qualified XII (0.85)	179,453.987	20.79	3,730,848
Qualified XII (0.90)	19,452.339	14.33	278,752
Qualified XII (0.95)	159,679.729	20.54	3,279,822
Qualified XII (1.00)	590,550.076	20.42	12,059,033
Qualified XII (1.05)	30,423.792	20.31	617,907
Qualified XII (1.10)	38,814.466	20.19	783,664

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company Portfolio - Class I (continued)			
Qualified XII (1.15)	58,495.753	$ 20.07	$ 1,174,010
Qualified XII (1.20)	4,544.021	19.95	90,653
Qualified XII (1.25)	25,923.255	19.83	514,058
Qualified XII (1.30)	2,733.027	19.72	53,895
Qualified XII (1.35)	894.095	19.60	17,524
Qualified XII (1.40)	7,757.807	19.49	151,200
Qualified XII (1.45)	1,574.665	19.37	30,501
Qualified XII (1.50)	2,623.407	19.26	50,527
Qualified XV	9,075.119	20.54	186,403
Qualified XVI	40,304.759	19.26	776,270
Qualified XVII	3,985.191	19.83	79,026
Qualified XVIII	11,577.061	20.65	239,066
Qualified XXV	14,688.452	20.93	307,429
Qualified XXVI	2,847.701	20.67	58,862
Qualified XXVII	568,936.313	9.96	5,666,606
Qualified XXVIII	130,704.522	10.61	1,386,775
Qualified XXXII	4,001.074	10.31	41,251
Qualified XXXVI	21,546.620	11.47	247,140
Qualified XXXVIII	45,372.626	6.61	299,913
Qualified XLIII	870.428	6.59	5,736
Qualified LIII	32,064.130	10.02	321,283
Qualified LIV	47,318.988	9.96	471,297
Qualified LVI	36,841.511	10.08	371,362
Qualified LIX	8,400.850	11.61	97,534
	5,178,015.928		$ 86,261,340
ING VP Small Company Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	11,778.295	$ 8.52	$ 100,351
ING VP International Value Portfolio - Class I			
Currently payable annuity contracts:	168,754.607	$ 10.78	$ 1,819,175
Contracts in accumulation period:			
ING Custom Choice 62	1,308.135	10.41	13,618
ING MAP PLUS NP3	113.809	10.64	1,211
ING MAP PLUS NP8	868.748	10.51	9,131
ING MAP PLUS NP10	75.918	10.46	794
ING MAP PLUS NP11	7,405.623	10.43	77,241
ING MAP PLUS NP12	587.256	10.41	6,113
ING MAP PLUS NP16	14.458	10.31	149
ING MAP PLUS NP18	247.292	10.26	2,537
ING MAP PLUS NP19	5.503	10.23	56
ING MAP PLUS NP20	4,071.974	10.21	41,575
ING MAP PLUS NP21	989.848	10.18	10,077
ING MAP PLUS NP22	604.934	10.16	6,146
ING MAP PLUS NP26	767.509	10.06	7,721
ING MAP PLUS NP27	328.115	10.03	3,291
ING MAP PLUS NP30	467.627	9.96	4,658

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value Portfolio - Class I			
(continued)			
ING MAP PLUS NP32	67.715	$ 9.91	$ 671
ING MAP PLUS NP35	224.510	9.84	2,209
Qualified V	469.804	10.26	4,820
Qualified VI	965,543.709	10.38	10,022,344
Qualified X (1.15)	73,545.229	10.46	769,283
Qualified X (1.25)	201,857.432	10.38	2,095,280
Qualified XII (0.00)	3,538.939	11.39	40,309
Qualified XII (0.10)	14.905	11.31	169
Qualified XII (0.20)	101,460.236	11.23	1,139,398
Qualified XII (0.25)	1,601.041	11.18	17,900
Qualified XII (0.30)	108,668.895	11.14	1,210,571
Qualified XII (0.40)	151,769.408	11.06	1,678,570
Qualified XII (0.50)	296,268.285	10.98	3,253,026
Qualified XII (0.55)	45,851.819	10.94	501,619
Qualified XII (0.60)	30,523.462	10.90	332,706
Qualified XII (0.65)	37,828.958	10.86	410,822
Qualified XII (0.70)	47,593.444	10.82	514,961
Qualified XII (0.75)	79,304.651	10.78	854,904
Qualified XII (0.80)	202,554.272	10.74	2,175,433
Qualified XII (0.85)	79,090.817	10.70	846,272
Qualified XII (0.90)	14,503.620	10.66	154,609
Qualified XII (0.95)	3,508,367.983	10.62	37,258,868
Qualified XII (1.00)	587,996.110	10.58	6,220,999
Qualified XII (1.05)	5,841.887	10.54	61,573
Qualified XII (1.10)	16,271.151	10.50	170,847
Qualified XII (1.15)	100,465.516	10.46	1,050,869
Qualified XII (1.20)	7,373.873	10.42	76,836
Qualified XII (1.25)	40,503.402	10.38	420,425
Qualified XII (1.30)	3,622.070	10.34	37,452
Qualified XII (1.35)	225.469	10.30	2,322
Qualified XII (1.40)	4,443.083	10.27	45,630
Qualified XII (1.45)	913.832	10.23	9,349
Qualified XII (1.50)	1,362.908	10.19	13,888
Qualified XIII	652.672	10.62	6,931
Qualified XV	3,615.202	10.62	38,393
Qualified XVI	26,186.839	10.19	266,844
Qualified XVII	649.128	10.38	6,738
Qualified XVIII	13,531.307	10.38	140,455
Qualified XXI	42,886.000	10.74	460,596
Qualified XXV	2,605.234	10.88	28,345
Qualified XXVI	1,772.895	10.71	18,988
Qualified XXVIII	819,968.227	11.79	9,667,425
Qualified XXXII	2,033.034	10.64	21,631
Qualified XXXIII (0.65)	46,818.063	10.80	505,635
Qualified XXXVIII	16,933.063	5.69	96,349
Qualified XLIII	636.801	5.67	3,611
Qualified LIII	7,494.562	9.52	71,348

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value Portfolio - Class I (continued)			
Qualified LIV	8,432.791	$ 9.46	$ 79,774
Qualified LVI	15,601.683	9.58	149,464
Qualified LIX	2,213.720	10.98	24,307
	7,918,311.012		$ 84,985,261
ING VP International Value Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	28,707.290	$ 8.65	$ 248,318
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	715.161	$ 10.14	$ 7,252
Qualified VI	336,536.225	9.12	3,069,210
Qualified X (1.15)	7,609.289	9.19	69,929
Qualified X (1.25)	38,226.163	9.12	348,623
Qualified XII (0.00)	879.180	10.02	8,809
Qualified XII (0.30)	39,348.648	9.79	385,223
Qualified XII (0.40)	14,661.918	9.72	142,514
Qualified XII (0.50)	5,469.481	9.65	52,780
Qualified XII (0.55)	8,422.973	9.61	80,945
Qualified XII (0.60)	5,274.716	9.58	50,532
Qualified XII (0.65)	22,955.410	9.54	218,995
Qualified XII (0.70)	8,901.244	9.51	84,651
Qualified XII (0.75)	75,660.905	9.47	716,509
Qualified XII (0.80)	60,532.788	9.44	571,430
Qualified XII (0.85)	36,423.360	9.40	342,380
Qualified XII (0.90)	10,458.191	9.37	97,993
Qualified XII (0.95)	62,519.404	9.33	583,306
Qualified XII (1.00)	121,056.645	9.30	1,125,827
Qualified XII (1.05)	1,265.427	9.26	11,718
Qualified XII (1.10)	13,434.459	9.23	124,000
Qualified XII (1.15)	6,486.814	9.19	59,614
Qualified XII (1.20)	2,661.709	9.16	24,381
Qualified XII (1.25)	9,681.339	9.12	88,294
Qualified XII (1.30)	2,002.562	9.09	18,203
Qualified XII (1.35)	35.313	9.06	320
Qualified XII (1.40)	828.341	9.02	7,472
Qualified XII (1.45)	224.176	8.99	2,015
Qualified XII (1.50)	75.773	8.96	679
Qualified XV	1,036.703	9.33	9,672
Qualified XVI	9,470.469	8.96	84,855
Qualified XVIII	5,536.217	9.12	50,490
Qualified XXV	2,527.768	9.56	24,165
Qualified XXVI	681.043	9.41	6,409
Qualified XXXII	127.998	10.01	1,281
Qualified XXXVIII	13,942.355	6.37	88,813
Qualified XLIII	109.480	6.36	696
Qualified LIII	5,757.785	9.76	56,196
Qualified LIV	103.975	9.70	1,009
Qualified LVI	1,265.848	9.82	12,431
Qualified LIX	1,705.940	10.69	18,237
	934,613.195		$ 8,647,858

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	12,412.067	$ 8.69	$ 107,861
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Qualified V	67.869	$ 6.18	$ 419
Qualified VI	251,417.349	6.25	1,571,358
Qualified VIII	126.454	6.25	790
Qualified X (1.15)	24,725.030	6.30	155,768
Qualified X (1.25)	33,603.720	6.25	210,023
Qualified XII (0.00)	116.621	6.86	800
Qualified XII (0.20)	74.720	6.76	505
Qualified XII (0.25)	611.458	6.74	4,121
Qualified XII (0.30)	370,460.176	6.71	2,485,788
Qualified XII (0.40)	11,905.407	6.66	79,290
Qualified XII (0.50)	3,212.994	6.61	21,238
Qualified XII (0.55)	8,944.759	6.59	58,946
Qualified XII (0.60)	13,913.041	6.56	91,270
Qualified XII (0.65)	101,609.547	6.54	664,526
Qualified XII (0.70)	5,511.720	6.51	35,881
Qualified XII (0.75)	26,985.536	6.49	175,136
Qualified XII (0.80)	84,843.865	6.46	548,091
Qualified XII (0.85)	33,603.345	6.44	216,406
Qualified XII (0.90)	4,579.204	6.42	29,398
Qualified XII (0.95)	51,116.776	6.39	326,636
Qualified XII (1.00)	197,317.744	6.37	1,256,914
Qualified XII (1.05)	6,247.814	6.35	39,674
Qualified XII (1.10)	7,517.774	6.32	47,512
Qualified XII (1.15)	6,823.825	6.30	42,990
Qualified XII (1.20)	3,259.617	6.27	20,438
Qualified XII (1.25)	15,178.054	6.25	94,863
Qualified XII (1.30)	149.090	6.23	929
Qualified XII (1.40)	2,417.204	6.18	14,938
Qualified XII (1.45)	1,067.269	6.16	6,574
Qualified XV	327.294	6.39	2,091
Qualified XVI	5,564.785	6.14	34,168
Qualified XVIII	2,423.798	6.25	15,149
Qualified XXV	4,296.594	6.55	28,143
Qualified XXVI	730.388	6.45	4,711
Qualified XXXVIII	281.637	6.34	1,786
Qualified XLIII	62.191	6.33	394
Qualified LIII	1,149.902	9.63	11,074
Qualified LIV	3,554.781	9.57	34,019
Qualified LVI	316.118	9.68	3,060
Qualified LIX	4,355.442	7.17	31,229
	1,290,470.912		$ 8,367,046

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	5,691.374	$ 8.20	$ 46,669
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:	855,986.362	$8.63 to $28.53	$ 17,000,524
Contracts in accumulation period:			
ING MAP PLUS NP1	1,834.321	9.24	16,949
ING MAP PLUS NP14	572.373	8.95	5,123
ING MAP PLUS NP15	27.188	8.93	243
ING MAP PLUS NP21	8,396.578	8.80	73,890
ING MAP PLUS NP22	10,371.002	8.78	91,057
ING MAP PLUS NP25	222.834	8.72	1,943
ING MAP PLUS NP26	1,348.829	8.69	11,721
Qualified I	18,796.343	27.98	525,922
Qualified V	659.737	20.66	13,630
Qualified VI	5,925,047.637	21.06	124,781,503
Qualified VII	98,258.815	20.39	2,003,497
Qualified VIII	2,224.702	19.54	43,471
Qualified IX	1,463.243	20.66	30,231
Qualified X (1.15)	345,777.781	21.38	7,392,729
Qualified X (1.25)	1,052,478.852	21.06	22,165,205
Qualified XII (0.00)	41,538.894	11.75	488,082
Qualified XII (0.05)	51,503.720	23.13	1,191,281
Qualified XII (0.10)	65.905	11.63	766
Qualified XII (0.20)	36,612.798	11.51	421,413
Qualified XII (0.25)	43,293.785	11.44	495,281
Qualified XII (0.30)	217,774.729	11.38	2,478,276
Qualified XII (0.35)	12,253.294	11.32	138,707
Qualified XII (0.40)	22,299.924	16.18	360,813
Qualified XII (0.45)	36.872	11.20	413
Qualified XII (0.50)	336,346.775	11.58	3,894,896
Qualified XII (0.55)	136,408.373	11.09	1,512,769
Qualified XII (0.60)	243,822.506	11.03	2,689,362
Qualified XII (0.65)	178,483.498	10.97	1,957,964
Qualified XII (0.70)	291,415.203	10.91	3,179,340
Qualified XII (0.75)	604,118.777	10.85	6,554,689
Qualified XII (0.80)	1,235,406.997	11.52	14,231,889
Qualified XII (0.85)	803,014.231	15.50	12,446,721
Qualified XII (0.90)	183,469.079	11.20	2,054,854
Qualified XII (0.95)	834,263.468	15.31	12,772,574
Qualified XII (1.00)	1,221,726.781	15.21	18,582,464
Qualified XII (1.05)	77,643.109	15.11	1,173,187
Qualified XII (1.10)	184,494.941	15.02	2,771,114
Qualified XII (1.15)	274,078.919	14.92	4,089,257
Qualified XII (1.20)	15,527.307	14.83	230,270
Qualified XII (1.25)	88,949.868	14.74	1,311,121
Qualified XII (1.30)	4,492.960	14.64	65,777

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced Portfolio - Class I (continued)			
Qualified XII (1.35)	2,295.742	$ 14.55	$ 33,403
Qualified XII (1.40)	15,460.662	14.46	223,561
Qualified XII (1.45)	208.148	14.37	2,991
Qualified XII (1.50)	1,356.609	14.28	19,372
Qualified XIII	8.512	21.87	186
Qualified XV	11,755.637	21.84	256,743
Qualified XVI	124,977.343	20.45	2,555,787
Qualified XVII	95,222.378	21.68	2,064,421
Qualified XVIII	146,727.776	21.68	3,181,058
Qualified XIX	9,976.108	28.80	287,312
Qualified XX	19,914.801	28.47	566,974
Qualified XXV	37,947.460	22.22	843,193
Qualified XXVI	4,969.746	21.95	109,086
Qualified XXVII	826,872.862	28.23	23,342,621
Qualified XXVIII	102,517.264	28.15	2,885,861
Qualified XXX	40,737.368	27.10	1,103,983
Qualified XXXII	217,887.765	9.14	1,991,494
Qualified XXXVI	23,631.215	9.95	235,131
Qualified XXXVIII	207,840.997	7.16	1,488,142
Qualified XLIII	12,433.588	7.13	88,651
Qualified LIII	154,708.476	8.84	1,367,623
Qualified LIV	232,643.460	8.78	2,042,610
Qualified LVI	105,315.658	8.89	936,256
Qualified LIX	4,785.311	10.07	48,188
	17,862,704.196		$ 314,925,565
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	295,681.914	$9.89 to $83.76	$ 5,940,774
Contracts in accumulation period:			
ING Custom Choice 62	7,378.504	10.38	76,589
ING MAP PLUS NP1	37,722.100	10.62	400,609
ING MAP PLUS NP6	26,873.318	10.49	281,901
ING MAP PLUS NP8	39,309.754	10.44	410,394
ING MAP PLUS NP9	11,721.298	10.41	122,019
ING MAP PLUS NP10	230.615	10.38	2,394
ING MAP PLUS NP11	109,386.945	10.36	1,133,249
ING MAP PLUS NP12	55,533.585	10.33	573,662
ING MAP PLUS NP13	5,522.661	10.31	56,939
ING MAP PLUS NP14	5,900.766	10.28	60,660
ING MAP PLUS NP15	62,189.408	10.26	638,063
ING MAP PLUS NP16	979.648	10.23	10,022
ING MAP PLUS NP17	16,570.654	10.21	169,186
ING MAP PLUS NP18	6,164.972	10.18	62,759
ING MAP PLUS NP19	757.897	10.16	7,700
ING MAP PLUS NP20	291.653	10.13	2,954
ING MAP PLUS NP21	2,716.043	10.11	27,459
ING MAP PLUS NP23	9,680.783	10.06	97,389
ING MAP PLUS NP24	1,638.123	10.03	16,430
ING MAP PLUS NP25	557.927	10.01	5,585

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I			
(continued)			
ING MAP PLUS NP26	746.945	$ 9.98	$ 7,455
ING MAP PLUS NP27	3,727.362	9.96	37,125
ING MAP PLUS NP28	15,306.125	9.94	152,143
ING MAP PLUS NP29	1,701.270	9.91	16,860
ING MAP PLUS NP30	1,515.183	9.89	14,985
ING MAP PLUS NP35	1,257.529	9.77	12,286
Qualified I	5,483.794	73.34	402,181
Qualified V	1,185.824	18.47	21,902
Qualified VI	4,992,356.036	18.57	92,708,052
Qualified VII	62,712.843	17.29	1,084,305
Qualified VIII	7,996.226	17.09	136,656
Qualified IX	553.548	18.08	10,008
Qualified X (1.15)	271,720.350	18.86	5,124,646
Qualified X (1.25)	703,102.523	18.57	13,056,614
Qualified XII (0.00)	26,354.370	15.71	414,027
Qualified XII (0.05)	209,522.685	20.41	4,276,358
Qualified XII (0.10)	6.334	15.54	98
Qualified XII (0.20)	38,193.010	15.38	587,409
Qualified XII (0.25)	31,797.180	15.29	486,179
Qualified XII (0.30)	189,955.718	15.21	2,889,226
Qualified XII (0.35)	5,567.904	15.13	84,242
Qualified XII (0.40)	59,370.861	17.28	1,025,928
Qualified XII (0.45)	809.370	14.97	12,116
Qualified XII (0.50)	463,233.691	15.10	6,994,829
Qualified XII (0.55)	233,534.895	14.81	3,458,652
Qualified XII (0.60)	123,333.212	14.74	1,817,932
Qualified XII (0.65)	461,356.211	14.66	6,763,482
Qualified XII (0.70)	411,319.418	14.58	5,997,037
Qualified XII (0.75)	373,088.946	14.50	5,409,790
Qualified XII (0.80)	966,351.581	14.63	14,137,724
Qualified XII (0.85)	775,031.794	16.55	12,826,776
Qualified XII (0.90)	82,848.322	14.49	1,200,472
Qualified XII (0.95)	2,994,466.155	16.34	48,929,577
Qualified XII (1.00)	1,700,056.020	16.24	27,608,910
Qualified XII (1.05)	73,671.367	16.13	1,188,319
Qualified XII (1.10)	130,907.828	16.03	2,098,452
Qualified XII (1.15)	158,911.537	15.93	2,531,461
Qualified XII (1.20)	44,152.548	15.83	698,935
Qualified XII (1.25)	121,609.453	15.73	1,912,917
Qualified XII (1.30)	5,293.579	15.63	82,739
Qualified XII (1.35)	3,013.917	15.53	46,806
Qualified XII (1.40)	25,237.260	15.44	389,663
Qualified XII (1.45)	7,872.748	15.34	120,768
Qualified XII (1.50)	1,041.107	15.24	15,866
Qualified XV	7,842.564	19.26	151,048
Qualified XVI	143,535.671	18.04	2,589,384
Qualified XVII	112,091.714	18.90	2,118,533
Qualified XVIII	174,989.521	18.90	3,307,302

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I			
(continued)			
Qualified XIX	15.553	$ 74.63	$ 1,161
Qualified XX	7,112.050	73.28	521,171
Qualified XXI	21,798.099	19.54	425,935
Qualified XXV	23,421.091	19.59	458,819
Qualified XXVI	10,470.949	19.35	202,613
Qualified XXVII	576,494.321	73.52	42,383,862
Qualified XXVIII	156,594.803	73.31	11,479,965
Qualified XXX	18,281.029	70.58	1,290,275
Qualified XXXII	94,934.097	10.30	977,821
Qualified XXXIII (0.65)	26,899.284	12.34	331,937
Qualified XXXV	3,927.286	10.08	39,587
Qualified XXIX	307.818	72.02	22,169
Qualified XXXVI	42,348.150	12.44	526,811
Qualified XXXVIII	143,974.240	9.25	1,331,762
Qualified XLIII	12,500.482	9.22	115,254
Qualified LIII	231,330.109	10.23	2,366,507
Qualified LIV	177,823.331	10.16	1,806,685
Qualified LVI	95,615.210	10.28	982,924
Qualified LIX	5,085.538	12.59	64,027
	18,571,476.057		$ 350,384,197
ING VP Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	21,971.157	$ 9.64	$ 211,802
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:	1,213,874.450	$10.68 to $12.98	$ 13,677,870
Contracts in accumulation period:			
ING Custom Choice 62	273,075.388	11.10	3,031,137
ING MAP PLUS NP4	2,317.484	11.41	26,442
ING MAP PLUS NP6	12.220	11.35	139
ING MAP PLUS NP15	6,640.462	11.10	73,709
ING MAP PLUS NP17	687.285	11.05	7,595
ING MAP PLUS NP19	24,465.035	11.00	269,115
ING MAP PLUS NP21	941.994	10.94	10,305
ING MAP PLUS NP25	1,013.073	10.83	10,972
ING MAP PLUS NP26	486.964	10.81	5,264
Qualified I	3,905.472	54.26	211,911
Qualified V	24,448.478	15.08	368,683
Qualified VI	5,263,804.102	15.42	81,167,859
Qualified VII	66,945.829	15.42	1,032,305
Qualified VIII	8,305.971	14.84	123,261
Qualified IX	868.685	15.69	13,630
Qualified X (1.15)	395,971.404	15.66	6,200,912
Qualified X (1.25)	819,903.676	15.42	12,642,915
Qualified XII (0.00)	16,516.336	14.51	239,652
Qualified XII (0.05)	44,401.187	16.94	752,156
Qualified XII (0.25)	5,139.268	14.13	72,618
Qualified XII (0.30)	582,760.278	14.05	8,187,782

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market Portfolio - Class I (continued)			
Qualified XII (0.35)	88,510.200	$ 13.98	$ 1,237,373
Qualified XII (0.40)	254,244.825	15.14	3,849,267
Qualified XII (0.45)	334.852	13.83	4,631
Qualified XII (0.50)	1,857,130.772	13.89	25,795,546
Qualified XII (0.55)	248,143.341	13.68	3,394,601
Qualified XII (0.60)	422,638.988	13.61	5,752,117
Qualified XII (0.65)	1,668,292.366	13.54	22,588,679
Qualified XII (0.70)	1,104,772.716	13.47	14,881,288
Qualified XII (0.75)	1,480,502.667	13.40	19,838,736
Qualified XII (0.80)	1,831,765.099	13.50	24,728,829
Qualified XII (0.85)	931,951.521	14.50	13,513,297
Qualified XII (0.90)	201,555.761	13.32	2,684,723
Qualified XII (0.95)	3,316,496.492	14.32	47,492,230
Qualified XII (1.00)	4,585,229.181	14.23	65,247,811
Qualified XII (1.05)	208,197.288	14.14	2,943,910
Qualified XII (1.10)	287,943.348	14.05	4,045,604
Qualified XII (1.15)	201,803.071	13.96	2,817,171
Qualified XII (1.20)	60,965.910	13.88	846,207
Qualified XII (1.25)	813,394.346	13.79	11,216,708
Qualified XII (1.30)	8,505.961	13.70	116,532
Qualified XII (1.35)	2,810.007	13.62	38,272
Qualified XII (1.40)	46,061.786	13.53	623,216
Qualified XII (1.45)	16,415.776	13.45	220,792
Qualified XII (1.50)	5,570.085	13.36	74,416
Qualified XIII	20,037.370	16.02	320,999
Qualified XV	27,161.909	15.99	434,319
Qualified XVI	160,993.788	14.98	2,411,687
Qualified XVII	133,856.005	15.42	2,064,060
Qualified XVIII	254,553.658	15.42	3,925,217
Qualified XIX	159.202	54.26	8,638
Qualified XX	23,931.595	53.14	1,271,725
Qualified XXI	61,458.099	16.22	996,850
Qualified XXV	78,148.377	16.27	1,271,474
Qualified XXVI	14,553.054	16.07	233,868
Qualified XXVII	1,255,218.711	57.58	72,275,493
Qualified XXVIII	757,774.535	56.47	42,791,528
Qualified XXIX	1.550	53.14	82
Qualified XXX	40,069.364	52.08	2,086,812
Qualified XXXII	42,730.896	11.07	473,031
Qualified XXXIII (0.65)	68,430.098	11.78	806,107
Qualified XXXV	261,737.154	11.27	2,949,778
Qualified XXXVI	18,680.948	11.87	221,743
Qualified XXXVIII	97,098.675	10.36	1,005,942
Qualified LIII	177,630.688	11.48	2,039,200
Qualified LIV	65,819.639	11.41	751,002
Qualified LVI	26,299.354	11.54	303,495
Qualified XLIII	11,048.288	10.33	114,129
Qualified LIX	15,309.037	12.02	184,015
	32,012,423.394		$ 541,019,382

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	6,528.723	$ 26.71	$ 174,382
Qualified XII (0.50)	159.972	17.96	2,873
Qualified XII (0.55)	4.948	16.99	84
Qualified XII (0.65)	15.044	16.81	253
Qualified XII (0.70)	119.880	16.73	2,006
Qualified XII (0.75)	531.044	16.64	8,837
Qualified XII (0.80)	26.060	17.88	466
Qualified XII (0.85)	17.961	25.02	449
Qualified XII (0.90)	675.410	17.36	11,725
Qualified XII (0.95)	102.209	24.70	2,525
Qualified XII (1.00)	838.002	24.55	20,573
Qualified XII (1.15)	32.698	24.09	788
Qualified XII (1.25)	40.610	23.78	966
Qualified XII (1.40)	0.198	23.34	5
Qualified XII (1.45)	5.572	23.19	129
Qualified XVII	367.136	26.71	9,806
	9,465.467		$ 235,867
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	3,019.991	$ 23.44	$ 70,789
Qualified X (1.25)	7.952	15.77	125
Qualified XII (0.50)	22.232	17.36	386
Qualified XII (0.55)	23.993	16.94	406
Qualified XII (0.60)	3.220	16.85	54
Qualified XII (0.70)	604.748	16.68	10,087
Qualified XII (0.75)	162.952	16.59	2,703
Qualified XII (0.80)	40.389	16.85	681
Qualified XII (0.85)	21.428	20.60	441
Qualified XII (0.90)	97.999	16.67	1,634
Qualified XII (0.95)	21.086	20.34	429
Qualified XII (1.00)	496.797	20.21	10,040
Qualified XII (1.15)	10.360	19.83	205
Qualified XII (1.50)	8.012	18.97	152
	4,541.159		$ 98,132

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	3,477.959	$ 13.76	$ 47,857
Qualified X (1.25)	18.923	14.72	279
Qualified XII (0.50)	162.488	8.90	1,446
Qualified XII (0.55)	7.915	8.35	66
Qualified XII (0.70)	1,141.786	8.22	9,385
Qualified XII (0.75)	849.163	8.17	6,938
Qualified XII (0.80)	38.027	8.95	340
Qualified XII (0.85)	27.897	12.37	345
Qualified XII (0.90)	394.288	8.60	3,391
Qualified XII (0.95)	89.380	12.22	1,092
Qualified XII (1.00)	325.933	12.14	3,957
Qualified XII (1.40)	4.036	11.54	47
Qualified XVII	4.154	13.76	57
	6,541.949		$ 75,200
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	10,622.299	$ 17.72	$ 188,227
Qualified XII (0.30)	306.371	11.30	3,462
Qualified XII (0.45)	0.049	11.12	1
Qualified XII (0.50)	167.938	11.44	1,921
Qualified XII (0.55)	5.683	11.00	63
Qualified XII (0.65)	15.013	10.88	163
Qualified XII (0.70)	1,027.257	10.83	11,125
Qualified XII (0.75)	187.035	10.77	2,014
Qualified XII (0.80)	262.084	11.55	3,027
Qualified XII (0.85)	522.517	12.46	6,511
Qualified XII (0.90)	316.520	11.24	3,558
Qualified XII (0.95)	151.856	12.30	1,868
Qualified XII (1.00)	603.393	12.23	7,380
Qualified XII (1.20)	504.462	11.92	6,013
Qualified XII (1.45)	8.855	11.55	102
Qualified XII (1.50)	12.837	11.48	147
Qualified XVII	234.248	17.72	4,151
	14,948.417		$ 239,733

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	6,444.407	$ 14.85	$ 95,699
Qualified XII (0.45)	0.093	7.73	1
Qualified XII (0.50)	183.400	8.63	1,583
Qualified XII (0.65)	14.975	7.57	113
Qualified XII (0.70)	1,085.977	7.53	8,177
Qualified XII (0.75)	893.306	7.49	6,691
Qualified XII (0.80)	1,362.297	8.76	11,934
Qualified XII (0.85)	95.276	12.79	1,219
Qualified XII (0.90)	640.245	8.48	5,429
Qualified XII (0.95)	67.212	12.63	849
Qualified XII (1.00)	896.436	12.55	11,250
Qualified XII (1.15)	45.699	12.31	563
Qualified XII (1.20)	134.796	12.23	1,649
Qualified XII (1.50)	4.429	11.78	52
Qualified XVII	605.844	14.85	8,997
	12,474.392		$ 154,206
Lazard U.S. Mid Cap Equity Portfolio - Open Shares			
Contracts in accumulation period:			
ING Custom Choice 62	1,538.540	$ 5.30	$ 8,154
ING MAP PLUS NP8	17,114.523	5.37	91,905
ING MAP PLUS NP22	46.204	5.30	245
Qualified VI	12,946.621	5.30	68,617
Qualified XII (0.00)	127.017	5.42	688
Qualified XII (0.30)	172.139	5.39	928
Qualified XII (0.40)	92.353	5.38	497
Qualified XII (0.50)	21,512.855	5.37	115,524
Qualified XII (0.55)	621.298	5.37	3,336
Qualified XII (0.65)	37.093	5.36	199
Qualified XII (0.70)	44.198	5.35	236
Qualified XII (0.75)	228.256	5.35	1,221
Qualified XII (0.80)	4,104.397	5.34	21,917
Qualified XII (0.85)	133.938	5.34	715
Qualified XII (0.90)	670.540	5.33	3,574
Qualified XII (0.95)	1,964.600	5.33	10,471
Qualified XII (1.00)	6,137.381	5.33	32,712
Qualified XII (1.05)	373.801	5.32	1,989
Qualified XII (1.10)	924.128	5.32	4,916
Qualified XII (1.15)	134.467	5.31	714
Qualified XII (1.20)	1,688.851	5.31	8,968
Qualified XII (1.25)	1,816.177	5.30	9,626
Qualified XV	10.313	5.33	55
Qualified XXV	49.104	5.36	263
Qualified XXVI	26.275	5.35	141
	72,515.069		$ 387,611

Division/Contract	Units	Unit Value		Extended Value	
LKCM Aquinas Growth Fund					
Contracts in accumulation period:					
Qualified XII (1.05)	25,657.965	$	8.01	$	205,520
Loomis Sayles Small Cap Value Fund - Retail Class					
Contracts in accumulation period:					
Qualified VI	13,494.603	$	7.15	$	96,486
Qualified XII (0.40)	13.522		7.19		97
Qualified XII (0.50)	1,313.391		7.19		9,443
Qualified XII (0.70)	6.866		7.18		49
Qualified XII (0.75)	612.874		7.17		4,394
Qualified XII (0.80)	0.473		7.17		3
Qualified XII (0.85)	3,415.039		7.17		24,486
Qualified XII (0.90)	288.987		7.17		2,072
Qualified XII (0.95)	1,034.700		7.16		7,408
Qualified XII (1.00)	3,939.031		7.16		28,203
Qualified XII (1.05)	180.365		7.16		1,291
Qualified XII (1.15)	1,710.443		7.16		12,247
Qualified XII (1.25)	27.917		7.15		200
Qualified XII (1.50)	4.424		7.14		32
Qualified XVI	177.866		7.14		1,270
Qualified XXI	99,616.819		7.17		714,253
Qualified XXV	274.294		7.17		1,967
Qualified LIII	17.650		7.19		127
Qualified LIV	96.569		7.17		692
Qualified LVI	39.008		7.20		281
	126,264.841			$	905,001
Lord Abbett Mid-Cap Value Fund, Inc. - Class A					
Contracts in accumulation period:					
Qualified XII (1.00)	10,402.549	$	10.13	$	105,378
ING MAP PLUS NP8	3,964.098		8.71		34,527
ING MAP PLUS NP9	8,582.035		8.69		74,578
ING MAP PLUS NP11	3,468.677		8.64		29,969
ING MAP PLUS NP12	4,635.048		8.62		39,954
ING MAP PLUS NP15	3,775.352		8.56		32,317
ING MAP PLUS NP16	5,655.100		8.54		48,295
ING MAP PLUS NP17	11,119.506		8.52		94,738
ING MAP PLUS NP20	11,410.413		8.45		96,418
ING MAP PLUS NP21	11,032.133		8.43		93,001
ING MAP PLUS NP23	7,708.306		8.39		64,673
ING MAP PLUS NP25	463.776		8.35		3,873
ING MAP PLUS NP28	31.455		8.29		261
ING MAP PLUS NP30	1,206.749		8.25		9,956
ING MAP PLUS NP32	77.415		8.21		636
ING MAP PLUS NP35	1,315.312		8.15		10,720
	84,847.924			$	739,294

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	114.333	$ 12.03	$ 1,375
ING MAP PLUS NP9	18,147.402	12.01	217,950
ING MAP PLUS NP11	14,916.558	11.95	178,253
ING MAP PLUS NP12	1,587.212	11.92	18,920
ING MAP PLUS NP14	6,999.141	11.86	83,010
ING MAP PLUS NP15	2,954.702	11.83	34,954
ING MAP PLUS NP17	3,420.889	11.77	40,264
ING MAP PLUS NP20	25,996.133	11.69	303,895
ING MAP PLUS NP21	4,044.516	11.66	47,159
ING MAP PLUS NP22	334.061	11.63	3,885
ING MAP PLUS NP23	644.622	11.60	7,478
ING MAP PLUS NP28	7,890.551	11.46	90,426
ING MAP PLUS NP29	3,042.303	11.43	34,774
ING MAP PLUS NP30	1,013.709	11.40	11,556
	91,106.132		$ 1,073,899
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Currently payable annuity contracts:	69,589.139	$ 9.12	$ 634,653
Contracts in accumulation period:			
ING Custom Choice 62	2,099.978	8.52	17,892
Qualified VI	1,608,994.623	8.85	14,239,602
Qualified X (1.15)	65,316.185	8.92	582,620
Qualified X (1.25)	214,956.892	8.85	1,902,368
Qualified XII (0.00)	6,443.540	9.72	62,631
Qualified XII (0.10)	66.860	9.64	645
Qualified XII (0.20)	107.336	9.57	1,027
Qualified XII (0.25)	55.100	9.54	526
Qualified XII (0.30)	295,857.305	9.50	2,810,644
Qualified XII (0.35)	1,591.448	9.47	15,071
Qualified XII (0.40)	23,024.381	9.43	217,120
Qualified XII (0.50)	109,355.716	9.36	1,023,570
Qualified XII (0.55)	36,506.043	9.33	340,601
Qualified XII (0.60)	19,908.343	9.29	184,949
Qualified XII (0.65)	30,323.774	9.26	280,798
Qualified XII (0.70)	59,386.380	9.22	547,542
Qualified XII (0.75)	161,695.103	9.19	1,485,978
Qualified XII (0.80)	120,524.590	9.15	1,102,800
Qualified XII (0.85)	248,848.323	9.12	2,269,497
Qualified XII (0.90)	39,703.166	9.09	360,902
Qualified XII (0.95)	1,641,821.559	9.05	14,858,485
Qualified XII (1.00)	999,731.257	9.02	9,017,576
Qualified XII (1.05)	40,909.576	8.98	367,368
Qualified XII (1.10)	40,064.575	8.95	358,578
Qualified XII (1.15)	53,989.889	8.92	481,590
Qualified XII (1.20)	11,887.521	8.88	105,561
Qualified XII (1.25)	107,584.744	8.85	952,125
Qualified XII (1.30)	2,105.865	8.82	18,574

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC (continued)			
Qualified XII (1.35)	1,998.309	$ 8.79	$ 17,565
Qualified XII (1.40)	9,113.795	8.75	79,746
Qualified XII (1.45)	2,607.264	8.72	22,735
Qualified XII (1.50)	2,209.497	8.69	19,201
Qualified XIII	1,147.110	9.05	10,381
Qualified XV	5,576.346	9.05	50,466
Qualified XVI	48,955.573	8.69	425,424
Qualified XVII	3,045.859	8.85	26,956
Qualified XVIII	2,166.810	8.85	19,176
Qualified XXV	33,439.534	9.19	307,309
Qualified XXVI	7,426.778	9.09	67,509
Qualified XXVII	918,372.095	11.16	10,249,033
Qualified XXVIII	897,059.683	9.65	8,656,626
Qualified XXXII	7,743.997	8.92	69,076
Qualified XXXIII (0.65)	27,615.749	10.36	286,099
Qualified XXXVIII	10,612.625	5.73	60,810
Qualified XLIII	873.916	5.71	4,990
Qualified LIII	18,986.062	7.70	146,193
Qualified LIV	39,803.460	7.65	304,496
Qualified LVI	8,297.977	7.73	64,143
Qualified LIX	1,923.516	10.54	20,274
	8,061,425.166		$ 75,149,501
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	13,177.404	$ 8.09	$ 106,605
ING MAP PLUS NP12	9,602.874	8.03	77,111
ING MAP PLUS NP17	864.774	7.93	6,858
ING MAP PLUS NP20	22,059.225	7.88	173,827
	45,704.277		$ 364,401
Morgan Stanley U.S. Small Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Qualified XLII	113,598.391	$ 7.40	$ 840,628

Division/Contract	Units	Unit Value	Extended Value
Neuberger Berman Socially Responsive Fund® - Trust Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	2,586.827	$ 6.98	$ 18,056
ING MAP PLUS NP11	9,517.066	6.95	66,144
ING MAP PLUS NP12	15,562.032	6.94	108,001
ING MAP PLUS NP13	1,417.066	6.93	9,820
ING MAP PLUS NP15	35,499.713	6.91	245,303
ING MAP PLUS NP16	240.607	6.90	1,660
ING MAP PLUS NP17	367.933	6.90	2,539
ING MAP PLUS NP18	1,744.347	6.89	12,019
ING MAP PLUS NP19	61.167	6.88	421
ING MAP PLUS NP20	854.125	6.87	5,868
ING MAP PLUS NP22	440.686	6.85	3,019
ING MAP PLUS NP23	122.680	6.84	839
ING MAP PLUS NP24	61.647	6.83	421
ING MAP PLUS NP25	100.859	6.82	688
ING MAP PLUS NP26	3,577.426	6.81	24,362
Qualified VI	99,706.904	6.84	681,995
Qualified XII (0.00)	219.546	7.07	1,552
Qualified XII (0.30)	1,040.879	7.01	7,297
Qualified XII (0.40)	3,468.019	7.00	24,276
Qualified XII (0.50)	593.149	6.98	4,140
Qualified XII (0.55)	9,575.879	6.97	66,744
Qualified XII (0.60)	16.619	6.96	116
Qualified XII (0.65)	8.114	6.95	56
Qualified XII (0.70)	3,092.084	6.94	21,459
Qualified XII (0.75)	12,402.297	6.93	85,948
Qualified XII (0.80)	4,074.707	6.92	28,197
Qualified XII (0.85)	9,811.168	6.91	67,795
Qualified XII (0.90)	3,155.125	6.90	21,770
Qualified XII (0.95)	27,716.424	6.89	190,966
Qualified XII (1.00)	48,300.624	6.88	332,308
Qualified XII (1.05)	1,455.901	6.87	10,002
Qualified XII (1.10)	5,022.703	6.87	34,506
Qualified XII (1.15)	1,735.649	6.86	11,907
Qualified XII (1.20)	318.581	6.85	2,182
Qualified XII (1.25)	3,661.833	6.84	25,047
Qualified XII (1.30)	17.832	6.83	122
Qualified XII (1.35)	114.537	6.82	781
Qualified XII (1.40)	1,880.777	6.81	12,808
Qualified XII (1.50)	424.087	6.79	2,880
Qualified XV	207.611	6.89	1,430
Qualified XVI	5,859.630	6.79	39,787
Qualified XXV	12.984	6.93	90
Qualified XXXVIII	337.505	6.12	2,066
Qualified LIII	666.366	7.00	4,665
Qualified LIV	672.767	6.96	4,682
Qualified LVI	41.737	7.03	293
	317,766.219		$ 2,187,027

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	120,619.695	$ 10.62	$ 1,280,981
ING MAP PLUS NP4	12,194.923	10.55	128,656
ING MAP PLUS NP6	9,442.686	10.49	99,054
ING MAP PLUS NP8	8,714.842	10.44	90,983
ING MAP PLUS NP9	8,842.665	10.42	92,141
ING MAP PLUS NP11	6,236.128	10.37	64,669
ING MAP PLUS NP12	5,703.095	10.34	58,970
ING MAP PLUS NP13	11.152	10.32	115
ING MAP PLUS NP14	27,128.087	10.29	279,148
ING MAP PLUS NP15	12,104.970	10.27	124,318
ING MAP PLUS NP16	89.778	10.24	919
ING MAP PLUS NP17	3,117.980	10.22	31,866
ING MAP PLUS NP18	17,036.733	10.19	173,604
ING MAP PLUS NP19	6,272.335	10.17	63,790
ING MAP PLUS NP20	8,825.700	10.14	89,493
ING MAP PLUS NP21	152.253	10.12	1,541
ING MAP PLUS NP22	4,178.071	10.09	42,157
ING MAP PLUS NP23	285.134	10.07	2,871
ING MAP PLUS NP24	137.628	10.04	1,382
ING MAP PLUS NP26	1,435.966	9.99	14,345
ING MAP PLUS NP28	242.240	9.94	2,408
ING MAP PLUS NP30	1,392.400	9.89	13,771
	254,164.461		$ 2,657,182
New Perspective Fund®, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	4,142.103	$ 10.63	$ 44,031
Qualified V	207.995	10.27	2,136
Qualified VI	800,025.158	10.34	8,272,260
Qualified XII (0.00)	901.751	10.97	9,892
Qualified XII (0.25)	1,002.757	10.84	10,870
Qualified XII (0.30)	163,521.208	10.81	1,767,664
Qualified XII (0.35)	1,881.055	10.79	20,297
Qualified XII (0.40)	24,554.072	10.76	264,202
Qualified XII (0.50)	494,219.866	10.71	5,293,095
Qualified XII (0.55)	19,110.027	10.69	204,286
Qualified XII (0.60)	28,948.840	10.66	308,595
Qualified XII (0.65)	11,890.704	10.64	126,517
Qualified XII (0.70)	30,286.634	10.61	321,341
Qualified XII (0.75)	143,929.836	10.59	1,524,217
Qualified XII (0.80)	228,121.419	10.56	2,408,962
Qualified XII (0.85)	139,486.931	10.54	1,470,192
Qualified XII (0.90)	11,733.443	10.51	123,318
Qualified XII (0.95)	147,639.370	10.49	1,548,737
Qualified XII (1.00)	562,864.583	10.47	5,893,192
Qualified XII (1.05)	12,246.246	10.44	127,851
Qualified XII (1.10)	17,613.402	10.42	183,532

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-4 (continued)			
Qualified XII (1.15)	19,816.549	$ 10.39	$ 205,894
Qualified XII (1.20)	7,629.804	10.37	79,121
Qualified XII (1.25)	52,270.074	10.34	540,473
Qualified XII (1.30)	308.832	10.32	3,187
Qualified XII (1.35)	191.517	10.30	1,973
Qualified XII (1.40)	8,569.930	10.27	88,013
Qualified XII (1.45)	573.413	10.25	5,877
Qualified XV	1,004.771	10.49	10,540
Qualified XVI	10,323.341	10.22	105,505
Qualified XVII	2,794.323	10.42	29,117
Qualified XXI	256,382.056	10.56	2,707,395
Qualified XXV	4,182.367	10.60	44,333
Qualified XXVI	800.736	10.54	8,440
Qualified XXVII	532,037.439	9.58	5,096,919
Qualified XXXIII (0.65)	34.917	10.93	382
Qualified XXXVIII	7,494.527	6.13	45,941
Qualified XLIII	46.126	6.11	282
Qualified LIII	1,382.138	9.94	13,738
Qualified LIV	10,034.553	9.87	99,041
Qualified LVI	1,211.701	9.98	12,093
Qualified LIX	1,564.907	10.80	16,901
	3,762,981.421		$ 39,040,352
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	978.848	$ 7.03	$ 6,881
ING MAP PLUS NP9	5,198.690	7.01	36,443
ING MAP PLUS NP10	301.649	6.99	2,109
ING MAP PLUS NP11	19,203.911	6.97	133,851
ING MAP PLUS NP12	2,076.793	6.96	14,454
ING MAP PLUS NP14	797.792	6.92	5,521
ING MAP PLUS NP18	5,224.421	6.86	35,840
ING MAP PLUS NP23	13,184.635	6.77	89,260
ING MAP PLUS NP26	1,201.908	6.72	8,077
ING MAP PLUS NP28	4,561.513	6.69	30,517
	52,730.160		$ 362,953

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	3,027.453	$ 16.82	$ 50,922
ING MAP PLUS NP1	18,485.401	16.00	295,766
ING MAP PLUS NP8	3,041.230	15.72	47,808
ING MAP PLUS NP9	14,421.382	15.69	226,271
ING MAP PLUS NP10	2,073.315	15.65	32,447
ING MAP PLUS NP11	6,501.280	15.61	101,485
ING MAP PLUS NP12	15,453.216	15.57	240,607
ING MAP PLUS NP14	53.900	15.49	835
ING MAP PLUS NP15	4,925.699	15.46	76,151
ING MAP PLUS NP17	11,351.114	15.38	174,580
ING MAP PLUS NP19	3,896.746	15.31	59,659
ING MAP PLUS NP20	8,721.734	15.27	133,181
ING MAP PLUS NP21	9,218.439	15.23	140,397
ING MAP PLUS NP22	532.315	15.19	8,086
ING MAP PLUS NP23	1,301.699	15.16	19,734
ING MAP PLUS NP24	116.894	15.12	1,767
ING MAP PLUS NP25	1,807.974	15.08	27,264
ING MAP PLUS NP26	731.264	15.04	10,998
ING MAP PLUS NP27	1,196.356	15.01	17,957
ING MAP PLUS NP28	2,041.527	14.97	30,562
ING MAP PLUS NP29	1,863.516	14.93	27,822
ING MAP PLUS NP30	734.990	14.90	10,951
Qualified V	276.017	33.24	9,175
Qualified VI	1,006,710.723	33.69	33,916,084
Qualified XII (0.00)	2,188.353	37.41	81,866
Qualified XII (0.10)	8.073	37.10	300
Qualified XII (0.25)	641.586	36.63	23,501
Qualified XII (0.30)	29,836.199	36.48	1,088,425
Qualified XII (0.40)	43,790.089	36.18	1,584,325
Qualified XII (0.45)	82.313	36.02	2,965
Qualified XII (0.50)	176,630.312	35.87	6,335,729
Qualified XII (0.55)	16,305.551	35.72	582,434
Qualified XII (0.60)	11,153.030	35.57	396,713
Qualified XII (0.65)	20,674.967	35.42	732,307
Qualified XII (0.70)	87,307.946	35.28	3,080,224
Qualified XII (0.75)	50,289.899	35.13	1,766,684
Qualified XII (0.80)	48,560.501	34.98	1,698,646
Qualified XII (0.85)	111,277.128	34.84	3,876,895
Qualified XII (0.90)	25,538.429	34.69	885,928
Qualified XII (0.95)	149,476.490	34.54	5,162,918
Qualified XII (1.00)	507,977.653	34.40	17,474,431
Qualified XII (1.05)	25,176.794	34.26	862,557
Qualified XII (1.10)	20,068.728	34.11	684,544
Qualified XII (1.15)	38,609.579	33.97	1,311,567
Qualified XII (1.20)	2,889.717	33.83	97,759
Qualified XII (1.25)	44,277.471	33.69	1,491,708

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A (continued)			
Qualified XII (1.30)	656.101	$ 33.54	$ 22,006
Qualified XII (1.35)	237.369	33.40	7,928
Qualified XII (1.40)	4,942.278	33.26	164,380
Qualified XII (1.45)	1,170.812	33.12	38,777
Qualified XII (1.50)	295.951	32.99	9,763
Qualified XIII	39.897	34.54	1,378
Qualified XV	3,810.182	34.54	131,604
Qualified XVI	21,658.624	32.99	714,518
Qualified XVII	3,421.741	33.69	115,278
Qualified XXI	20,457.445	34.98	715,601
Qualified XXV	15,415.232	35.10	541,075
Qualified XXVI	1,629.457	34.67	56,493
Qualified XXVII	1,124,498.882	22.68	25,503,635
Qualified XXXVIII	43,081.596	5.12	220,578
Qualified XLIII	5,492.922	5.11	28,069
Qualified LIII	23,862.285	12.00	286,347
Qualified LIV	43,297.420	11.92	516,105
Qualified LVI	24,999.385	12.05	301,243
Qualified LIX	2,787.007	35.08	97,768
	3,872,999.578		$ 114,355,481
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
ING MAP PLUS NP15	40.381	$ 9.36	$ 378
ING MAP PLUS NP17	61.377	9.31	571
ING MAP PLUS NP28	0.046	9.06	0
Qualified VI	7,491.395	14.70	110,124
Qualified X (1.25)	26.465	14.70	389
Qualified XII (0.45)	2.478	15.97	40
Qualified XII (0.50)	122.645	15.93	1,954
Qualified XII (0.55)	4.120	15.80	65
Qualified XII (0.60)	21.295	15.72	335
Qualified XII (0.70)	3,312.435	15.55	51,508
Qualified XII (0.75)	848.106	15.47	13,120
Qualified XII (0.80)	635.415	15.43	9,804
Qualified XII (0.85)	470.131	15.35	7,217
Qualified XII (0.90)	60.747	15.27	928
Qualified XII (0.95)	129.771	15.18	1,970
Qualified XII (1.00)	1,793.056	15.10	27,075
Qualified XII (1.10)	96.276	14.94	1,438
Qualified XII (1.15)	318.727	14.86	4,736
Qualified XII (1.25)	136.457	14.70	2,006
Qualified XII (1.40)	0.075	14.47	1
Qualified XII (1.50)	12.793	14.32	183
Qualified XVII	918.614	14.70	13,504
	16,502.805		$ 247,346

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:	10,365.984	$5.99 to $6.76	$ 63,088
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
ING Custom Choice 62	405.293	$ 7.98	$ 3,234
Qualified V	617.878	7.93	4,900
Qualified VI	223,505.187	7.98	1,783,571
Qualified X (1.15)	2,430.959	9.13	22,195
Qualified X (1.25)	16,322.646	9.09	148,373
Qualified XII (0.00)	518.788	8.35	4,332
Qualified XII (0.25)	289.145	8.27	2,391
Qualified XII (0.30)	1,169.570	8.26	9,661
Qualified XII (0.40)	3,434.810	8.23	28,268
Qualified XII (0.50)	11,496.299	8.20	94,270
Qualified XII (0.55)	2,611.572	8.18	21,363
Qualified XII (0.60)	1,958.200	8.17	15,998
Qualified XII (0.65)	10,602.151	8.15	86,408
Qualified XII (0.70)	6,550.124	8.14	53,318
Qualified XII (0.75)	17,774.163	8.12	144,326
Qualified XII (0.80)	12,636.646	8.11	102,483
Qualified XII (0.85)	56,609.476	8.09	457,971
Qualified XII (0.90)	3,897.839	8.08	31,495
Qualified XII (0.95)	30,484.138	8.06	245,702
Qualified XII (1.00)	104,048.288	8.05	837,589
Qualified XII (1.05)	3,695.650	8.03	29,676
Qualified XII (1.10)	7,928.132	8.02	63,584
Qualified XII (1.15)	5,762.361	8.00	46,099
Qualified XII (1.20)	1,089.497	7.99	8,705
Qualified XII (1.25)	9,411.470	7.98	75,104
Qualified XII (1.35)	1,643.714	7.95	13,068
Qualified XII (1.40)	709.781	7.93	5,629
Qualified XII (1.45)	686.991	7.92	5,441
Qualified XII (1.50)	42.348	7.90	335
Qualified XIII	23.285	8.06	188
Qualified XV	4,415.484	8.06	35,589
Qualified XVI	7,287.272	7.90	57,569
Qualified XVIII	1,457.898	9.19	13,398
Qualified XXV	158.411	8.12	1,286
Qualified XXVI	17.005	8.08	137
Qualified XXXII	948.982	9.09	8,626
Qualified XXXVIII	5,306.700	5.87	31,150
Qualified XLIII	297.142	5.85	1,738
Qualified LIII	4,886.715	8.26	40,364
Qualified LIV	10,303.716	8.20	84,490
Qualified LVI	4,250.549	8.30	35,280
	577,686.275		$ 4,655,304

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer MidCap Fund/VA			
Currently payable annuity contracts:	3,741.553	$2.76 to $5.50	$ 13,330
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	2,902.320	$ 13.83	$ 40,139
Qualified XII (0.50)	0.961	14.99	14
Qualified XII (0.55)	14.039	14.91	209
Qualified XII (0.60)	2.996	14.84	44
Qualified XII (0.65)	0.304	14.76	4
Qualified XII (0.70)	3,647.545	14.68	53,546
Qualified XII (0.75)	166.157	14.60	2,426
Qualified XII (0.85)	227.199	14.44	3,281
Qualified XII (0.95)	24.829	14.28	355
Qualified XII (1.00)	335.481	14.21	4,767
Qualified XII (1.45)	9.383	13.54	127
	7,331.214		$ 104,912
Pax World Balanced Fund			
Contracts in accumulation period:			
ING Custom Choice 62	8,284.429	$ 9.51	$ 78,785
ING MAP PLUS NP1	11,392.794	9.80	111,649
ING MAP PLUS NP8	27,328.717	9.63	263,176
ING MAP PLUS NP9	12.745	9.61	122
ING MAP PLUS NP11	14,249.087	9.56	136,221
ING MAP PLUS NP12	15,632.759	9.54	149,137
ING MAP PLUS NP14	7,793.562	9.49	73,961
ING MAP PLUS NP15	472.733	9.47	4,477
ING MAP PLUS NP16	1,481.401	9.45	13,999
ING MAP PLUS NP17	509.566	9.42	4,800
ING MAP PLUS NP18	1,386.247	9.40	13,031
ING MAP PLUS NP19	8,299.673	9.38	77,851
ING MAP PLUS NP22	471.539	9.31	4,390
ING MAP PLUS NP23	451.393	9.29	4,193
ING MAP PLUS NP24	126.888	9.26	1,175
ING MAP PLUS NP25	1,959.867	9.24	18,109
ING MAP PLUS NP26	1,918.618	9.22	17,690
ING MAP PLUS NP28	715.147	9.17	6,558
ING MAP PLUS NP30	2.565	9.13	23
ING MAP PLUS NP32	197.618	9.08	1,794
Qualified V	260.121	8.77	2,281
Qualified VI	1,219,996.868	8.89	10,845,772
Qualified XII (0.00)	1,770.820	9.87	17,478
Qualified XII (0.30)	9,207.524	9.63	88,668
Qualified XII (0.40)	39,453.140	9.55	376,777
Qualified XII (0.50)	205,673.479	9.47	1,947,728
Qualified XII (0.55)	104,238.310	9.43	982,967
Qualified XII (0.60)	9,700.212	9.39	91,085

Division/Contract	Units	Unit Value		Extended Value	
Pax World Balanced Fund (continued)					
Qualified XII (0.65)	20,687.834	$	9.35	$	193,431
Qualified XII (0.70)	244,186.620		9.31		2,273,377
Qualified XII (0.75)	133,781.052		9.27		1,240,150
Qualified XII (0.80)	40,564.915		9.23		374,414
Qualified XII (0.85)	162,971.168		9.19		1,497,705
Qualified XII (0.90)	23,113.284		9.15		211,487
Qualified XII (0.95)	239,657.423		9.11		2,183,279
Qualified XII (1.00)	1,039,840.939		9.08		9,441,756
Qualified XII (1.05)	25,494.927		9.04		230,474
Qualified XII (1.10)	24,966.427		9.00		224,698
Qualified XII (1.15)	46,316.908		8.96		415,000
Qualified XII (1.20)	4,909.471		8.93		43,842
Qualified XII (1.25)	59,920.352		8.89		532,692
Qualified XII (1.30)	943.609		8.85		8,351
Qualified XII (1.35)	2,158.892		8.81		19,020
Qualified XII (1.40)	14,351.407		8.78		126,005
Qualified XII (1.45)	1,153.760		8.74		10,084
Qualified XII (1.50)	192.192		8.70		1,672
Qualified XVI	26,904.921		8.70		234,073
Qualified XVII	1,006.795		8.89		8,950
Qualified XXI	8,425.905		9.23		77,771
Qualified XXV	695.285		9.26		6,438
Qualified XXVI	1,507.496		9.15		13,794
Qualified XXVII	1,062,501.427		9.10		9,668,763
Qualified XXXVIII	4,332.755		6.91		29,939
Qualified XLIII	116.231		6.89		801
Qualified LIII	1,159.541		9.02		10,459
Qualified LIV	7,373.287		8.96		66,065
Qualified LVI	3,387.810		9.06		30,694
	4,895,610.455			$	44,509,081
PIMCO Real Return Portfolio - Administrative Class					
Contracts in accumulation period:					
ING Custom Choice 62	2,894.942	$	10.64	$	30,802
ING MAP PLUS NP8	2,045.614		10.46		21,397
ING MAP PLUS NP9	27,142.133		10.45		283,635
ING MAP PLUS NP10	215.182		10.44		2,247
ING MAP PLUS NP11	14,149.511		10.42		147,438
ING MAP PLUS NP13	848.519		10.39		8,816
ING MAP PLUS NP15	167.329		10.37		1,735
ING MAP PLUS NP16	5,545.959		10.35		57,401
ING MAP PLUS NP19	757.287		10.31		7,808
ING MAP PLUS NP21	52.835		10.28		543
ING MAP PLUS NP22	397.482		10.27		4,082
ING MAP PLUS NP23	1,772.381		10.26		18,185
ING MAP PLUS NP24	306.146		10.24		3,135
ING MAP PLUS NP26	59.375		10.22		607
ING MAP PLUS NP29	13.957		10.17		142

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class			
(continued)			
Qualified VI	1,327,095.427	$ 10.85	$ 14,398,985
Qualified X (1.15)	37,300.649	10.54	393,149
Qualified X (1.25)	152,363.283	10.50	1,599,814
Qualified XII (0.00)	24,274.615	11.50	279,158
Qualified XII (0.05)	196,768.963	11.48	2,258,908
Qualified XII (0.25)	877.775	11.37	9,980
Qualified XII (0.30)	17,789.174	11.34	201,729
Qualified XII (0.35)	1,243.343	11.31	14,062
Qualified XII (0.40)	173,753.818	11.29	1,961,681
Qualified XII (0.50)	413,594.924	11.23	4,644,671
Qualified XII (0.55)	41,952.988	11.21	470,293
Qualified XII (0.60)	16,697.267	11.18	186,675
Qualified XII (0.65)	18,274.276	11.16	203,941
Qualified XII (0.70)	65,949.225	11.13	734,015
Qualified XII (0.75)	226,275.889	11.10	2,511,662
Qualified XII (0.80)	134,508.759	11.08	1,490,357
Qualified XII (0.85)	239,599.552	11.05	2,647,575
Qualified XII (0.90)	38,860.850	11.03	428,635
Qualified XII (0.95)	258,943.913	11.00	2,848,383
Qualified XII (1.00)	1,714,639.984	10.97	18,809,601
Qualified XII (1.05)	27,192.249	10.95	297,755
Qualified XII (1.10)	40,344.652	10.92	440,564
Qualified XII (1.15)	40,013.794	10.90	436,150
Qualified XII (1.20)	6,534.827	10.87	71,034
Qualified XII (1.25)	80,142.153	10.85	869,542
Qualified XII (1.30)	281.811	10.82	3,049
Qualified XII (1.35)	1,576.608	10.80	17,027
Qualified XII (1.40)	11,391.376	10.77	122,685
Qualified XII (1.45)	314.076	10.75	3,376
Qualified XII (1.50)	4.288	10.72	46
Qualified XV	6,776.121	11.00	74,537
Qualified XVI	32,594.883	10.72	349,417
Qualified XVII	1,444.260	10.93	15,786
Qualified XVIII	10,477.899	10.61	111,171
Qualified XXI	10,579.236	11.08	117,218
Qualified XXV	8,099.278	11.12	90,064
Qualified XXVI	1,633.164	11.05	18,046
Qualified XXVIII	710,010.504	9.87	7,007,804
Qualified XXXIII (0.65)	1,763.405	10.93	19,274
Qualified XXXVIII	12,629.988	9.56	120,743
Qualified XLIII	1,328.770	9.53	12,663
Qualified LIII	16,119.817	10.34	166,679
Qualified LIV	16,657.625	10.28	171,240
Qualified LVI	18,382.482	10.39	190,994
Qualified LIX	1,296.629	11.32	14,678
	6,214,723.221		$ 67,422,789

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	103,291.491	$ 7.95	$ 821,167
ING MAP PLUS NP4	8,740.241	7.89	68,961
ING MAP PLUS NP6	26,273.462	7.86	206,509
ING MAP PLUS NP8	25,654.780	7.82	200,620
ING MAP PLUS NP9	26,820.573	7.80	209,200
ING MAP PLUS NP10	12,894.607	7.78	100,320
ING MAP PLUS NP11	14,364.375	7.76	111,468
ING MAP PLUS NP12	226.718	7.74	1,755
ING MAP PLUS NP13	88.949	7.72	687
ING MAP PLUS NP14	5,444.449	7.70	41,922
ING MAP PLUS NP15	19,747.892	7.68	151,664
ING MAP PLUS NP16	5,382.364	7.66	41,229
ING MAP PLUS NP17	10,963.562	7.65	83,871
ING MAP PLUS NP18	9,818.773	7.63	74,917
ING MAP PLUS NP19	19,312.037	7.61	146,965
ING MAP PLUS NP20	7,428.628	7.59	56,383
ING MAP PLUS NP21	7,369.077	7.57	55,784
ING MAP PLUS NP22	5,573.217	7.55	42,078
ING MAP PLUS NP23	1,190.880	7.53	8,967
ING MAP PLUS NP24	1,610.342	7.52	12,110
ING MAP PLUS NP25	723.632	7.50	5,427
ING MAP PLUS NP26	7,586.508	7.48	56,747
ING MAP PLUS NP27	444.365	7.46	3,315
ING MAP PLUS NP28	5,640.929	7.44	41,969
ING MAP PLUS NP29	437.220	7.42	3,244
ING MAP PLUS NP30	621.371	7.41	4,604
ING MAP PLUS NP32	651.018	7.37	4,798
	328,301.460		$ 2,556,681
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,687.139	$ 5.25	$ 8,857
ING MAP PLUS NP11	2,949.323	5.30	15,631
ING MAP PLUS NP13	85.994	5.29	455
ING MAP PLUS NP15	19.386	5.28	102
ING MAP PLUS NP18	2,164.778	5.26	11,387
ING MAP PLUS NP24	11.401	5.24	60
ING MAP PLUS NP25	292.503	5.23	1,530
Qualified VI	667,484.011	5.25	3,504,291
Qualified XII (0.00)	2,893.506	5.36	15,509
Qualified XII (0.25)	18,253.436	5.34	97,473
Qualified XII (0.30)	28,966.148	5.34	154,679
Qualified XII (0.35)	95.844	5.33	511
Qualified XII (0.40)	14,769.861	5.33	78,723
Qualified XII (0.45)	448.186	5.32	2,384
Qualified XII (0.50)	458,374.938	5.32	2,438,555
Qualified XII (0.55)	6,476.201	5.32	34,453

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I (continued)			
Qualified XII (0.60)	3,484.979	$ 5.31	$ 18,505
Qualified XII (0.65)	5,299.574	5.31	28,141
Qualified XII (0.70)	10,358.183	5.30	54,898
Qualified XII (0.75)	171,416.706	5.30	908,509
Qualified XII (0.80)	85,598.499	5.29	452,816
Qualified XII (0.85)	106,502.242	5.29	563,397
Qualified XII (0.90)	12,833.898	5.28	67,763
Qualified XII (0.95)	110,979.167	5.28	585,970
Qualified XII (1.00)	347,146.161	5.28	1,832,932
Qualified XII (1.05)	13,808.061	5.27	72,768
Qualified XII (1.10)	11,488.074	5.27	60,542
Qualified XII (1.15)	21,863.399	5.26	115,001
Qualified XII (1.20)	2,065.428	5.26	10,864
Qualified XII (1.25)	29,801.749	5.25	156,459
Qualified XII (1.35)	42.170	5.25	221
Qualified XII (1.40)	3,626.105	5.24	19,001
Qualified XII (1.45)	189.905	5.24	995
Qualified XII (1.50)	1,170.153	5.23	6,120
Qualified XV	1,766.780	5.28	9,329
Qualified XVI	11,169.780	5.23	58,418
Qualified XVII	1,417.110	5.26	7,454
Qualified XXV	19,955.203	5.31	105,962
Qualified XXVI	2,451.996	5.30	12,996
Qualified XXXVIII	9,162.194	4.13	37,840
Qualified XLIII	3,212.066	4.12	13,234
Qualified LIII	17,315.086	5.32	92,116
Qualified LIV	7,572.817	5.29	40,060
Qualified LVI	4,066.667	5.35	21,757
Qualified LIX	3,144.017	5.32	16,726
	2,223,880.824		$ 11,735,394
Pioneer Equity Income VCT Portfolio - Class I			
Contracts in accumulation period:			
Qualified XXXIII (0.65)	4.889	$ 10.36	$ 51

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	805.224	$ 7.91	$ 6,369
Qualified V	132.109	7.60	1,004
Qualified VI	403,225.906	7.66	3,088,710
Qualified X (1.15)	15,534.692	7.73	120,083
Qualified X (1.25)	30,426.964	7.70	234,288
Qualified XII (0.00)	151.366	8.12	1,229
Qualified XII (0.25)	717.516	8.02	5,754
Qualified XII (0.30)	42,786.822	8.00	342,295
Qualified XII (0.35)	91.241	7.98	728
Qualified XII (0.40)	11,733.783	7.97	93,518
Qualified XII (0.50)	9,881.221	7.93	78,358
Qualified XII (0.55)	9,686.662	7.91	76,622
Qualified XII (0.60)	37,619.918	7.89	296,821
Qualified XII (0.65)	6,544.507	7.87	51,505
Qualified XII (0.70)	16,192.401	7.85	127,110
Qualified XII (0.75)	19,205.230	7.84	150,569
Qualified XII (0.80)	14,913.962	7.82	116,627
Qualified XII (0.85)	55,748.856	7.80	434,841
Qualified XII (0.90)	26,037.062	7.78	202,568
Qualified XII (0.95)	85,880.293	7.76	666,431
Qualified XII (1.00)	589,305.111	7.75	4,567,115
Qualified XII (1.05)	23,034.091	7.73	178,054
Qualified XII (1.10)	10,612.921	7.71	81,826
Qualified XII (1.15)	18,956.078	7.69	145,772
Qualified XII (1.20)	2,519.658	7.67	19,326
Qualified XII (1.25)	26,321.735	7.66	201,624
Qualified XII (1.35)	344.955	7.62	2,629
Qualified XII (1.40)	5,727.988	7.60	43,533
Qualified XII (1.45)	994.447	7.58	7,538
Qualified XII (1.50)	515.513	7.57	3,902
Qualified XV	1,156.784	7.76	8,977
Qualified XVI	21,334.954	7.57	161,506
Qualified XVIII	1,126.602	7.78	8,765
Qualified XXV	2,277.843	7.85	17,881
Qualified XXVI	260.901	7.80	2,035
Qualified XXXII	208.918	7.70	1,609
Qualified XXXVIII	6,071.562	6.35	38,554
Qualified LIII	5,853.431	7.70	45,071
Qualified LIV	2,206.481	7.65	16,880
Qualified LVI	3,936.405	7.73	30,428
	1,510,082.113		$ 11,678,455

Division/Contract	Units	Unit Value	Extended Value
Premier VIT OpCap Mid Cap Portfolio			
Contracts in accumulation period:			
ING Custom Choice 62	106.332	$ 5.64	$ 600
ING MAP PLUS NP4	116.180	5.72	665
ING MAP PLUS NP9	2,389.814	5.70	13,622
ING MAP PLUS NP11	1,236.830	5.69	7,038
ING MAP PLUS NP15	5,535.834	5.67	31,388
ING MAP PLUS NP19	23.352	5.65	132
Qualified VI	96,249.429	5.64	542,847
Qualified XII (0.00)	225.903	5.76	1,301
Qualified XII (0.25)	954.402	5.74	5,478
Qualified XII (0.30)	12,541.520	5.73	71,863
Qualified XII (0.40)	605.493	5.72	3,463
Qualified XII (0.50)	66,908.846	5.71	382,050
Qualified XII (0.55)	1,328.788	5.71	7,587
Qualified XII (0.65)	1,876.074	5.70	10,694
Qualified XII (0.70)	2,384.837	5.69	13,570
Qualified XII (0.75)	14,997.306	5.69	85,335
Qualified XII (0.80)	3,871.599	5.68	21,991
Qualified XII (0.85)	47,134.298	5.68	267,723
Qualified XII (0.90)	1,095.568	5.67	6,212
Qualified XII (0.95)	18,803.286	5.67	106,615
Qualified XII (1.00)	131,573.140	5.66	744,704
Qualified XII (1.05)	2,233.094	5.66	12,639
Qualified XII (1.10)	830.336	5.65	4,691
Qualified XII (1.15)	3,795.988	5.65	21,447
Qualified XII (1.20)	47.055	5.65	266
Qualified XII (1.25)	4,007.541	5.64	22,603
Qualified XII (1.35)	202.330	5.63	1,139
Qualified XII (1.40)	33.638	5.63	189
Qualified XV	1,527.039	5.67	8,658
Qualified XVI	2,389.601	5.62	13,430
Qualified XXI	1,954.238	5.68	11,100
Qualified XXV	4,270.067	5.70	24,339
Qualified XXVI	1,862.107	5.69	10,595
Qualified LIII	1,763.288	5.72	10,086
Qualified LIV	1,381.234	5.68	7,845
Qualified LVI	334.101	5.74	1,918
	436,590.488		$ 2,475,823

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
RiverSource Diversified Equity Income Fund - Class R-4			
Contracts in accumulation period:			
Qualified VI	54,341.062	$ 6.17	$ 335,284
Qualified XII (0.30)	153.934	6.21	956
Qualified XII (0.40)	390.823	6.21	2,427
Qualified XII (0.50)	1,351.648	6.20	8,380
Qualified XII (0.55)	4,161.465	6.20	25,801
Qualified XII (0.60)	62.185	6.20	386
Qualified XII (0.65)	3,419.902	6.20	21,203
Qualified XII (0.70)	13.425	6.19	83
Qualified XII (0.75)	14,042.407	6.19	86,923
Qualified XII (0.80)	8,256.465	6.19	51,108
Qualified XII (0.85)	16,827.486	6.19	104,162
Qualified XII (0.90)	513.850	6.19	3,181
Qualified XII (0.95)	12,591.950	6.18	77,818
Qualified XII (1.00)	25,313.139	6.18	156,435
Qualified XII (1.05)	232.631	6.18	1,438
Qualified XII (1.10)	331.937	6.18	2,051
Qualified XII (1.15)	155.990	6.18	964
Qualified XII (1.25)	460.272	6.17	2,840
Qualified XII (1.35)	186.060	6.17	1,148
Qualified XII (1.50)	150.445	6.16	927
Qualified XVI	7,266.625	6.16	44,762
Qualified XXI	66,219.580	6.19	409,899
Qualified XXV	358.171	6.19	2,217
Qualified XLIII	186.627	6.20	1,157
Qualified LIV	19,701.905	6.19	121,955
Qualified LVI	3.388	6.21	21
	236,693.372		$ 1,463,526
SMALLCAP World Fund® - Class R-4			
Contracts in accumulation period:			
Qualified VI	22,554.077	$ 5.45	$ 122,920
Qualified XII (0.25)	31.015	5.48	170
Qualified XII (0.30)	88.184	5.48	483
Qualified XII (0.40)	2,902.982	5.48	15,908
Qualified XII (0.50)	1,024.560	5.48	5,615
Qualified XII (0.65)	12.380	5.47	68
Qualified XII (0.70)	1,353.007	5.47	7,401
Qualified XII (0.75)	2,086.592	5.47	11,414
Qualified XII (0.85)	2,311.322	5.46	12,620
Qualified XII (0.90)	1,373.810	5.46	7,501
Qualified XII (0.95)	3,507.841	5.46	19,153
Qualified XII (1.00)	36,361.172	5.46	198,532
Qualified XII (1.05)	214.029	5.46	1,169
Qualified XII (1.15)	1,647.872	5.45	8,981
Qualified XII (1.25)	2,488.703	5.45	13,563
Qualified XV	48.668	5.46	266
Qualified XVI	464.562	5.44	2,527
Qualified XXV	321.846	5.47	1,761
Qualified XLIII	21.803	5.48	119
Qualified LIV	701.412	5.46	3,830
	79,515.837		$ 434,001

Division/Contract	Units	Unit Value	Extended Value
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	7,114.880	$ 9.62	$ 68,445
ING MAP PLUS NP9	5,053.246	9.59	48,461
ING MAP PLUS NP11	12,382.249	9.55	118,250
ING MAP PLUS NP12	759.843	9.52	7,234
ING MAP PLUS NP14	21,607.098	9.48	204,835
ING MAP PLUS NP15	230.887	9.45	2,182
ING MAP PLUS NP19	4,500.369	9.36	42,123
ING MAP PLUS NP20	19,046.092	9.34	177,891
ING MAP PLUS NP21	161.583	9.32	1,506
ING MAP PLUS NP22	2,214.702	9.29	20,575
ING MAP PLUS NP27	492.621	9.18	4,522
ING MAP PLUS NP28	311.517	9.16	2,854
	73,875.087		$ 698,878
T. Rowe Price Value Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.00)	6,428.155	$ 6.79	$ 43,647
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	4,950.260	$ 9.41	$ 46,582
ING MAP PLUS NP9	1,191.917	9.39	11,192
ING MAP PLUS NP11	12,144.671	9.34	113,431
ING MAP PLUS NP12	2,745.716	9.32	25,590
ING MAP PLUS NP14	428.209	9.28	3,974
ING MAP PLUS NP16	23,840.832	9.23	220,051
ING MAP PLUS NP17	1,676.567	9.21	15,441
ING MAP PLUS NP18	11,307.165	9.19	103,913
ING MAP PLUS NP20	1,409.984	9.14	12,887
ING MAP PLUS NP21	6,445.859	9.12	58,786
ING MAP PLUS NP22	1,194.199	9.10	10,867
ING MAP PLUS NP26	483.694	9.01	4,358
ING MAP PLUS NP28	3,134.950	8.96	28,089
ING MAP PLUS NP32	263.721	8.88	2,342
	71,217.744		$ 657,503

Division/Contract	Units	Unit Value	Extended Value
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	15,690.813	$ 14.54	$ 228,144
Qualified V	19,443.099	14.20	276,092
Qualified VI	2,251,199.089	14.31	32,214,659
Qualified XII (0.00)	3,054.361	23.17	70,770
Qualified XII (0.10)	4.431	23.00	102
Qualified XII (0.25)	2,584.487	22.75	58,797
Qualified XII (0.30)	48,185.252	22.66	1,091,878
Qualified XII (0.35)	1,021.798	22.58	23,072
Qualified XII (0.40)	114,312.508	22.49	2,570,888
Qualified XII (0.50)	555,982.900	22.33	12,415,098
Qualified XII (0.55)	26,913.143	22.24	598,548
Qualified XII (0.60)	33,866.278	22.16	750,477
Qualified XII (0.65)	23,050.614	22.08	508,958
Qualified XII (0.70)	63,945.672	22.00	1,406,805
Qualified XII (0.75)	538,148.062	21.91	11,790,824
Qualified XII (0.80)	78,307.383	21.83	1,709,450
Qualified XII (0.85)	251,583.056	14.57	3,665,565
Qualified XII (0.90)	38,562.299	21.67	835,645
Qualified XII (0.95)	415,129.185	14.51	6,023,524
Qualified XII (1.00)	1,839,213.070	14.47	26,613,413
Qualified XII (1.05)	65,933.536	14.44	952,080
Qualified XII (1.10)	48,042.029	14.41	692,286
Qualified XII (1.15)	71,677.147	14.37	1,030,001
Qualified XII (1.20)	4,362.458	14.34	62,558
Qualified XII (1.25)	109,145.878	14.31	1,561,878
Qualified XII (1.35)	1,086.456	14.24	15,471
Qualified XII (1.40)	10,416.036	14.21	148,012
Qualified XII (1.45)	974.387	14.17	13,807
Qualified XII (1.50)	1,557.292	14.14	22,020
Qualified XIII	827.657	14.51	12,009
Qualified XV	5,261.535	14.51	76,345
Qualified XVI	61,334.987	14.14	867,277
Qualified XVII	4,981.611	14.42	71,835
Qualified XXI	24,062.883	14.61	351,559
Qualified XXV	26,308.065	14.66	385,676
Qualified XXVI	4,550.373	14.57	66,299
Qualified XXXVIII	29,681.540	10.62	315,218
Qualified XLIII	233.474	10.59	2,472
Qualified LIII	27,218.324	13.01	354,110
Qualified LIV	56,949.087	12.92	735,782
Qualified LVI	8,276.090	13.07	108,168
Qualified LIX	1,611.459	14.93	24,059
	6,884,689.804		$ 110,721,631

Division/Contract	Units	Unit Value	Extended Value
Diversified Value Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	7,226.880	$ 9.44	$ 68,222
ING MAP PLUS NP28	1,275.423	9.01	11,492
	8,502.303		$ 79,714
Equity Income Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP11	9,715.185	$ 9.76	$ 94,820
ING MAP PLUS NP14	263.703	9.69	2,555
ING MAP PLUS NP15	3,615.562	9.67	34,962
ING MAP PLUS NP23	1,951.294	9.49	18,518
ING MAP PLUS NP28	1,468.149	9.38	13,771
	17,013.893		$ 164,626
Small Company Growth Portfolio			
Contracts in accumulation period:			
ING MAP PLUS NP8	597.506	$ 7.93	$ 4,738
ING MAP PLUS NP13	1,639.194	7.84	12,851
ING MAP PLUS NP14	2,717.991	7.82	21,255
ING MAP PLUS NP15	72.249	7.80	564
ING MAP PLUS NP28	3,269.386	7.57	24,749
	8,296.326		$ 64,157
Wanger International			
Contracts in accumulation period:			
ING Custom Choice 62	826.371	$ 5.63	$ 4,652
ING MAP PLUS NP8	9,541.849	5.70	54,389
ING MAP PLUS NP9	1,654.930	5.69	9,417
ING MAP PLUS NP12	151.694	5.68	862
ING MAP PLUS NP13	43.349	5.67	246
ING MAP PLUS NP15	83.140	5.66	471
ING MAP PLUS NP18	1,483.320	5.65	8,381
Qualified VI	196,246.288	5.63	1,104,867
Qualified XII (0.00)	106.734	5.75	614
Qualified XII (0.10)	94.948	5.74	545
Qualified XII (0.25)	275.166	5.72	1,574
Qualified XII (0.30)	6,520.733	5.72	37,299
Qualified XII (0.40)	5,298.820	5.71	30,256
Qualified XII (0.50)	408,172.311	5.70	2,326,582
Qualified XII (0.55)	5,342.340	5.70	30,451
Qualified XII (0.65)	1,375.105	5.69	7,824
Qualified XII (0.70)	6,648.625	5.68	37,764
Qualified XII (0.75)	141,151.681	5.68	801,742
Qualified XII (0.80)	23,373.492	5.67	132,528
Qualified XII (0.85)	62,225.347	5.67	352,818
Qualified XII (0.90)	2,310.133	5.66	13,075
Qualified XII (0.95)	25,579.309	5.66	144,779
Qualified XII (1.00)	237,476.922	5.65	1,341,745
Qualified XII (1.05)	6,418.607	5.65	36,265
Qualified XII (1.10)	3,047.681	5.64	17,189

Division/Contract	Units	Unit Value	Extended Value
Wanger International (continued)			
Qualified XII (1.15)	7,871.876	$ 5.64	$ 44,397
Qualified XII (1.20)	2,122.817	5.63	11,951
Qualified XII (1.25)	8,775.412	5.63	49,406
Qualified XII (1.30)	0.712	5.62	4
Qualified XII (1.40)	88.938	5.62	500
Qualified XII (1.50)	1,374.824	5.61	7,713
Qualified XV	772.428	5.66	4,372
Qualified XVI	4,365.053	5.61	24,488
Qualified XVII	990.673	5.63	5,577
Qualified XXI	2,793.697	5.67	15,840
Qualified XXV	7,504.545	5.69	42,701
Qualified XXVI	1,127.963	5.68	6,407
Qualified XXXVIII	5,143.246	5.12	26,333
Qualified XLIII	132.483	5.11	677
Qualified LIII	1,678.946	5.71	9,587
Qualified LIV	10,463.081	5.67	59,326
Qualified LVI	304.433	5.73	1,744
Qualified LIX	2,057.246	5.70	11,726
	1,203,017.268		$ 6,819,084
Wanger Select			
Contracts in accumulation period:			
ING Custom Choice 62	1,422.773	$ 8.25	$ 11,738
Qualified V	25.612	7.94	203
Qualified VI	1,008,916.966	8.00	8,071,336
Qualified X (1.15)	31,462.384	8.34	262,396
Qualified X (1.25)	43,853.565	8.30	363,985
Qualified XII (0.00)	1,437.075	8.48	12,186
Qualified XII (0.05)	166,678.487	8.46	1,410,100
Qualified XII (0.10)	11.826	8.44	100
Qualified XII (0.25)	841.345	8.38	7,050
Qualified XII (0.30)	104,462.760	8.36	873,309
Qualified XII (0.35)	1,293.803	8.34	10,790
Qualified XII (0.40)	20,391.573	8.32	169,658
Qualified XII (0.50)	771,205.419	8.28	6,385,581
Qualified XII (0.55)	77,282.116	8.26	638,350
Qualified XII (0.60)	9,785.817	8.24	80,635
Qualified XII (0.65)	318,946.386	8.22	2,621,739
Qualified XII (0.70)	60,884.388	8.20	499,252
Qualified XII (0.75)	234,334.562	8.19	1,919,200
Qualified XII (0.80)	71,741.039	8.17	586,124
Qualified XII (0.85)	228,012.427	8.15	1,858,301
Qualified XII (0.90)	17,195.841	8.13	139,802
Qualified XII (0.95)	166,317.703	8.11	1,348,837
Qualified XII (1.00)	736,136.258	8.09	5,955,342
Qualified XII (1.05)	18,915.959	8.07	152,652
Qualified XII (1.10)	17,632.255	8.05	141,940
Qualified XII (1.15)	38,324.624	8.03	307,747

Division/Contract	Units	Unit Value	Extended Value
Wanger Select (continued)			
Qualified XII (1.20)	3,397.122	$ 8.02	$ 27,245
Qualified XII (1.25)	44,493.618	8.00	355,949
Qualified XII (1.30)	602.504	7.98	4,808
Qualified XII (1.35)	180.039	7.96	1,433
Qualified XII (1.40)	5,239.139	7.94	41,599
Qualified XII (1.45)	148.179	7.92	1,174
Qualified XII (1.50)	789.327	7.90	6,236
Qualified XV	2,710.734	8.11	21,984
Qualified XVI	17,240.111	7.90	136,197
Qualified XVII	7.906	8.06	64
Qualified XVIII	4,785.536	8.40	40,199
Qualified XXI	13,330.541	8.17	108,911
Qualified XXV	18,931.409	8.20	155,238
Qualified XXVI	2,823.872	8.15	23,015
Qualified XXXVIII	20,090.226	4.82	96,835
Qualified XLIII	1,348.196	4.80	6,471
Qualified LIII	14,913.873	7.98	119,013
Qualified LIV	33,603.474	7.93	266,476
Qualified LVI	4,520.327	8.02	36,253
Qualified LIX	1,283.593	8.35	10,718
	4,337,952.689		$ 35,288,171
Wanger USA			
Contracts in accumulation period:			
ING Custom Choice 62	1,746.145	$ 8.54	$ 14,912
Qualified V	22.835	8.34	190
Qualified VI	427,875.544	8.40	3,594,155
Qualified X (1.15)	3,091.986	8.83	27,302
Qualified X (1.25)	20,388.572	8.80	179,419
Qualified XII (0.05)	35,740.556	8.88	317,376
Qualified XII (0.10)	24.493	8.86	217
Qualified XII (0.25)	395.885	8.80	3,484
Qualified XII (0.30)	54,767.712	8.78	480,861
Qualified XII (0.40)	21,375.568	8.74	186,822
Qualified XII (0.50)	153,558.144	8.70	1,335,956
Qualified XII (0.55)	18,327.425	8.68	159,082
Qualified XII (0.60)	8,507.469	8.66	73,675
Qualified XII (0.65)	29,735.608	8.64	256,916
Qualified XII (0.70)	45,113.014	8.62	388,874
Qualified XII (0.75)	73,553.576	8.60	632,561
Qualified XII (0.80)	13,156.703	8.58	112,885
Qualified XII (0.85)	115,161.562	8.56	985,783
Qualified XII (0.90)	4,954.343	8.54	42,310
Qualified XII (0.95)	59,082.892	8.52	503,386
Qualified XII (1.00)	495,853.629	8.50	4,214,756
Qualified XII (1.05)	4,083.737	8.48	34,630
Qualified XII (1.10)	15,976.338	8.46	135,160
Qualified XII (1.15)	13,781.547	8.44	116,316

Division/Contract	Units	Unit Value	Extended Value
Wanger USA (continued)			
Qualified XII (1.20)	1,032.163	$ 8.42	$ 8,691
Qualified XII (1.25)	32,657.238	8.40	274,321
Qualified XII (1.30)	488.768	8.38	4,096
Qualified XII (1.35)	52.798	8.36	441
Qualified XII (1.40)	4,340.306	8.34	36,198
Qualified XII (1.45)	4,831.669	8.32	40,199
Qualified XII (1.50)	275.460	8.30	2,286
Qualified XV	386.681	8.52	3,295
Qualified XVI	13,763.243	8.30	114,235
Qualified XVIII	63.115	8.89	561
Qualified XXI	10,212.293	8.58	87,621
Qualified XXV	11,246.883	8.61	96,836
Qualified XXVI	2,498.564	8.56	21,388
Qualified XXXVIII	8,653.795	5.84	50,538
Qualified XLIII	87.961	5.83	513
Qualified LIII	681.175	7.89	5,374
Qualified LIV	16,919.389	7.84	132,648
Qualified LVI	2,888.854	7.93	22,909
	1,727,355.638		$ 14,699,178
Washington Mutual Investors Fund^{SM}, Inc. -			
Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	21,121.234	$ 9.05	$ 191,147
ING MAP PLUS NP6	2,059.829	8.94	18,415
ING MAP PLUS NP8	5,313.444	8.90	47,290
ING MAP PLUS NP9	43,421.249	8.87	385,146
ING MAP PLUS NP11	42,506.890	8.83	375,336
ING MAP PLUS NP12	5,536.141	8.81	48,773
ING MAP PLUS NP13	87.601	8.79	770
ING MAP PLUS NP14	79,788.009	8.77	699,741
ING MAP PLUS NP15	64,539.288	8.74	564,073
ING MAP PLUS NP16	16,867.487	8.72	147,084
ING MAP PLUS NP17	15,133.078	8.70	131,658
ING MAP PLUS NP18	9,234.194	8.68	80,153
ING MAP PLUS NP19	6,315.890	8.66	54,696
ING MAP PLUS NP20	78,929.421	8.64	681,950
ING MAP PLUS NP21	17,697.422	8.62	152,552
ING MAP PLUS NP22	13,865.781	8.59	119,107
ING MAP PLUS NP23	20.480	8.57	176
ING MAP PLUS NP24	405.843	8.55	3,470
ING MAP PLUS NP26	744.865	8.51	6,339
ING MAP PLUS NP27	444.664	8.49	3,775
ING MAP PLUS NP28	7,888.630	8.47	66,817
ING MAP PLUS NP29	12,694.854	8.45	107,272
ING MAP PLUS NP30	2,677.539	8.43	22,572
ING MAP PLUS NP32	307.486	8.39	2,580
	447,601.319		$ 3,910,892

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. -			
Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	7,367.138	$ 8.91	$ 65,641
Qualified V	3,320.319	8.66	28,754
Qualified VI	1,928,971.628	8.72	16,820,633
Qualified XII (0.00)	1,205.842	9.25	11,154
Qualified XII (0.25)	183.979	9.14	1,682
Qualified XII (0.30)	154,598.736	9.12	1,409,940
Qualified XII (0.40)	52,508.841	9.07	476,255
Qualified XII (0.50)	58,253.539	9.03	526,029
Qualified XII (0.55)	36,208.913	9.01	326,242
Qualified XII (0.60)	66,476.825	8.99	597,627
Qualified XII (0.65)	40,223.375	8.97	360,804
Qualified XII (0.70)	86,039.924	8.95	770,057
Qualified XII (0.75)	284,358.058	8.93	2,539,317
Qualified XII (0.80)	841,888.490	8.91	7,501,226
Qualified XII (0.85)	342,968.343	8.89	3,048,989
Qualified XII (0.90)	73,847.947	8.86	654,293
Qualified XII (0.95)	317,989.005	8.84	2,811,023
Qualified XII (1.00)	1,086,016.528	8.82	9,578,666
Qualified XII (1.05)	41,856.664	8.80	368,339
Qualified XII (1.10)	74,632.902	8.78	655,277
Qualified XII (1.15)	60,152.830	8.76	526,939
Qualified XII (1.20)	29,780.406	8.74	260,281
Qualified XII (1.25)	169,986.133	8.72	1,482,279
Qualified XII (1.35)	5,578.145	8.68	48,418
Qualified XII (1.40)	18,178.268	8.66	157,424
Qualified XII (1.45)	1,528.828	8.64	13,209
Qualified XII (1.50)	148.666	8.62	1,282
Qualified XIII	104.201	8.84	921
Qualified XV	4,706.114	8.84	41,602
Qualified XVI	40,290.491	8.62	347,304
Qualified XVII	12,502.889	8.79	109,900
Qualified XXV	15,865.566	8.94	141,838
Qualified XXVI	1,126.332	8.89	10,013
Qualified XXVII	1,016,204.626	8.43	8,566,605
Qualified XXXVIII	22,899.963	6.45	147,705
Qualified XLIII	176.966	6.43	1,138
Qualified LIII	5,644.562	8.68	48,995
Qualified LIV	48,155.350	8.62	415,099
Qualified LVI	8,135.106	8.72	70,938
Qualified LIX	18.334	9.10	167
	6,960,100.772		$ 60,944,005
Wells Fargo Advantage Small Cap Value Fund -			
Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	6,502.914	$ 7.12	$ 46,301

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXV

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contracts issued in connection with the San Bernadino 457(f) Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

Qualified XXXV

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

Qualified XXXVI

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

Qualified XXXVII

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

Qualified L

Group Contracts issued in connection with Education Custom Choice 457, ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

Qualified LIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 45 basis point charge.

Qualified LIV

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

Qualified LV

Group Contracts issued in connection with ING Custom Choice Original and Value product at 30 basis point charge.

Qualified LVI

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM Mid Cap Core Equity Fund - Class A												
2008	23	$9.81	to	$11.62	$232	0.80%	0.30%	to	1.60%	-28.60%	to	-27.91%
2007	19	$13.74	to	$16.18	$270	1.19%	0.65%	to	1.60%	8.75%	to	9.19%
2006	18	$12.67	to	$14.87	$234	0.76%	0.65%	to	1.70%	9.99%	to	10.40%
2005	16	$11.62	to	$13.52	$188	-	0.65%	to	1.60%	5.73%	to	6.77%
2004	18	$10.99	to	$11.08	$196	(a)	0.65%	to	1.60%		(a)	
AIM Small Cap Growth Fund - Class A												
2008	2		$8.69		$20	-		1.00%			-39.40%	
2007	2		$14.34		$34	-		1.00%			10.22%	
2006	1		$13.01		$17	-		1.00%			13.23%	
2005	1		$11.49		$8	0.25%		1.00%			7.18%	
2004	-		$10.72		-	-		1.00%			-	
AIM Global Health Care Fund - Investor Class												
2008	5	$24.42	to	$25.33	$122	-	0.55%	to	1.60%	-29.52%	to	-28.79%
2007	4	$34.39	to	$35.57	$144	-	0.65%	to	2.00%	9.62%	to	10.12%
2006	4	$31.61	to	$31.99	$114	-	0.90%	to	1.70%	3.36%	to	3.43%
2005	2	$30.81	to	$30.93	$68	(b)	0.90%	to	1.65%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
AIM V.I. Capital Appreciation Fund - Series I Shares												
2008	2,795	$4.01	to	$8.14	$17,871	-	0.00%	to	1.50%	-43.39%	to	-42.52%
2007	2,976	$7.08	to	$14.33	$33,456	-	0.00%	to	1.50%	10.28%	to	11.95%
2006	3,257	$6.42	to	$12.36	$32,996	0.07%	0.00%	to	1.50%	4.72%	to	6.35%
2005	2,001	$6.22	to	$11.61	$19,374	0.06%	0.00%	to	1.50%	0.10%	to	8.80%
2004	2,282	$5.77	to	$10.80	$20,524	-	0.00%	to	1.50%	4.97%	to	14.62%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Core Equity Fund - Series I Shares												
2008	4,319	$5.93	to	$10.25	$31,654	2.26%	0.00%	to	1.95%	-31.20%	to	-30.12%
2007	4,536	$8.58	to	$14.75	$48,225	1.11%	0.00%	to	1.50%	6.45%	to	8.04%
2006	5,005	$8.01	to	$13.60	$49,719	0.66%	0.00%	to	1.50%	15.02%	to	16.80%
2005	3,691	$6.93	to	$11.81	$31,783	1.36%	0.00%	to	1.50%	3.66%	to	5.23%
2004	4,620	$6.65	to	$11.18	$38,313	0.91%	0.00%	to	1.50%	7.32%	to	38.44%
AllianceBernstein Growth and Income Fund, Inc. - Class A												
2008	19	$7.62	to	$7.94	$146	2.26%	0.70%	to	1.55%	-41.57%	to	-41.19%
2007	9	$13.01	to	$13.50	$120	1.08%	0.70%	to	1.65%	3.75%	to	4.39%
2006	5	$12.54	to	$12.76	$65	1.35%	1.05%	to	1.65%	15.48%	to	15.48%
2005	4	$10.98	to	$10.99	$42	(f)	1.20%	to	1.25%		(f)	
2004	2		$10.75		$22	(a)		0.95%			(a)	
AllianceBernstein Growth and Income Portfolio - Class A												
2008	45	$8.20	to	$8.30	$371	2.17%	1.00%	to	1.25%	-41.39%	to	-41.18%
2007	46	$13.99	to	$14.11	$645	1.66%	1.00%	to	1.25%	3.78%	to	4.06%
2006	41	$13.48	to	$13.56	$557	1.74%	1.00%	to	1.25%	15.91%	to	15.97%
2005	22	$11.63	to	$11.65	$260	1.29%	1.15%	to	1.25%		3.56%	
2004	4		$11.23		$50	(a)		1.25%			(a)	
Allianz NFJ Large-Cap Value Fund - Institutional Class												
2008	95	$6.09	to	$6.14	$580	(e)	0.00%	to	1.25%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
Allianz NFJ Small-Cap Value Fund - Class A												
2008	29	$11.64	to	$12.02	$336	1.27%	0.55%	to	1.20%	-27.34%	to	-27.09%
2007	28	$16.02	to	$16.30	$454	1.93%	0.75%	to	1.20%	4.84%	to	5.30%
2006	31	$15.28	to	$15.50	$477	1.87%	0.70%	to	1.20%	17.18%	to	17.59%
2005	30	$13.04	to	$13.14	$398	3.10%	0.80%	to	1.20%		9.33%	
2004	4		$12.00		$53	(a)		0.90%			(a)	

375

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Amana Growth Fund												
2008	5	$7.36			$36	(e)	0.05%			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
Amana Income Fund												
2008	6	$8.12			$46	(e)	0.05%			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
American Balanced Fund® - Class R-3												
2008	439	$8.96	to	$9.59	$4,066	2.93%	0.00%	to	1.40%	-26.93%	to	-25.95%
2007	506	$12.24	to	$12.95	$6,361	2.43%	0.00%	to	1.45%	4.70%	to	5.95%
2006	422	$11.66	to	$12.12	$5,014	2.18%	0.20%	to	1.55%	9.69%	to	11.20%
2005	340	$10.63	to	$10.89	$3,656	2.07%	0.25%	to	1.55%	1.43%	to	2.54%
2004	120	$10.50	to	$10.61	$1,269	(a)	0.30%	to	1.45%	(a)		
American Century Income & Growth Fund - A Class												
2008	484	$7.64	to	$23.62	$3,705	1.55%	1.00%			-35.46%	to	-35.42%
2007	471	$11.83	to	$36.60	$5,597	1.28%	1.00%	to	1.10%	-1.62%	to	-1.50%
2006	495	$12.01	to	$37.17	$5,990	1.59%	1.00%	to	1.10%	15.59%	to	15.70%
2005	539	$10.38	to	$31.95	$5,629	1.78%	1.00%	to	1.10%	3.36%	to	3.49%
2004	433	$10.03	to	$30.91	$4,389	1.83%	1.00%	to	1.10%	11.51%	to	11.57%
Ariel Appreciation Fund												
2008	57	$6.63	to	$7.09	$395	0.62%	0.75%	to	2.10%	-41.99%	to	-41.32%
2007	49	$11.43	to	$11.96	$578	0.50%	0.95%	to	2.10%	-3.27%	to	-2.29%
2006	52	$11.91	to	$12.24	$629	0.05%	0.95%	to	1.90%	8.87%	to	9.87%
2005	35	$10.94	to	$11.16	$394	0.34%	0.85%	to	1.90%	1.47%	to	2.01%
2004	18	$10.88	to	$10.94	$192	(a)	0.85%	to	1.40%	(a)		

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Ariel Fund												
2008	101	$6.14	to	$6.51	$638	1.36%	0.60%	to	1.80%	-49.17%	to	-48.54%
2007	68	$11.93	to	$12.65	$838	0.40%	0.60%	to	2.10%	-3.52%	to	-2.40%
2006	52	$12.51	to	$12.91	$660	-	0.70%	to	1.80%	8.48%	to	9.22%
2005	46	$11.56	to	$11.73	$537	0.58%	0.95%	to	1.70%	-0.43%	to	-0.34%
2004	13	$11.66	to	$11.70	$154	(a)	1.25%	to	1.60%		(a)	
Artisan International Fund - Investor Shares												
2008	57	$5.55	to	$5.82	$324	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
The Bond Fund of America[SM], Inc. - Class R-4												
2008	222	$8.68	to	$8.77	$1,929	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
Calvert Social Balanced Portfolio												
2008	2,367	$6.80	to	$22.80	$35,890	2.51%	0.00%	to	1.95%	-32.37%	to	-31.38%
2007	2,618	$12.00	to	$33.54	$59,468	2.34%	0.00%	to	1.50%	1.21%	to	2.75%
2006	2,925	$11.75	to	$32.97	$65,397	2.25%	0.00%	to	1.50%	7.14%	to	8.80%
2005	3,274	$11.39	to	$30.61	$66,533	1.77%	0.00%	to	1.50%	4.07%	to	5.61%
2004	3,412	$10.91	to	$29.27	$66,170	1.71%	0.00%	to	1.50%	6.63%	to	8.01%
Columbia[SM] Acorn Fund® - Class Z												
2008	126	$6.34	to	$6.39	$807	(e)	0.00%	to	1.25%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

377

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Mid Cap Value Fund - Class A												
2008	258	$6.07	to	$6.13	$1,575	(e)	0.00%	to	1.55%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
Columbia Mid Cap Value Fund - Class Z												
2008	91	$6.11	to	$6.14	$561	(e)	0.00%	to	0.80%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
DWS Equity 500 Index Fund - Class S												
2008	18	$9.51			$168	2.02%	1.00%			-37.72%		
2007	15	$15.27			$228	2.03%	1.00%			4.30%		
2006	11	$14.64			$167	1.85%	1.00%			14.46%		
2005	5	$12.79			$66	-	1.00%			3.65%		
2004	-	$12.34			$2	(a)	1.00%			(a)		
EuroPacific Growth Fund® - Class R-3												
2008	622	$10.99	to	$11.98	$7,252	1.89%	0.00%	to	1.75%	-41.76%	to	-40.69%
2007	486	$18.87	to	$20.20	$9,594	2.23%	0.00%	to	1.75%	16.70%	to	18.27%
2006	225	$16.29	to	$16.91	$3,767	1.95%	0.25%	to	1.55%	19.60%	to	21.13%
2005	87	$13.62	to	$13.96	$1,208	1.93%	0.25%	to	1.55%	19.09%	to	20.14%
2004	48	$11.47	to	$11.58	$553	(a)	0.40%	to	1.40%	(a)		
EuroPacific Growth Fund® - Class R-4												
2008	13,832	$5.88	to	$12.16	$155,758	2.22%	0.00%	to	1.50%	-41.44%	to	-40.56%
2007	11,118	$9.92	to	$20.24	$212,894	2.15%	0.00%	to	1.50%	17.11%	to	18.85%
2006	8,654	$14.58	to	$17.16	$141,230	2.13%	0.00%	to	1.50%	20.03%	to	21.40%
2005	4,523	$12.09	to	$14.26	$61,647	2.63%	0.40%	to	1.50%	19.25%	to	20.43%
2004	1,426	$11.43	to	$11.96	$16,360	(a)	0.55%	to	1.50%	(a)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Evergreen Special Values Fund - Class A												
2008	4,235	$6.42	to	$16.03	$62,156	1.09%	0.00%	to	1.55%	-32.80%	to	-31.95%
2007	4,354	$12.72	to	$23.16	$94,562	1.21%	0.30%	to	1.55%	-9.51%	to	-8.57%
2006	4,425	$15.03	to	$24.96	$105,934	0.42%	0.50%	to	1.55%	19.54%	to	20.78%
2005	3,781	$12.57	to	$20.60	$75,301	0.93%	0.55%	to	1.55%	8.74%	to	9.85%
2004	2,610	$11.56	to	$18.76	$47,554	0.96%	0.55%	to	1.55%	18.85%	to	18.90%
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2008	16,023	$5.46	to	$19.17	$213,311	2.47%	0.00%	to	2.15%	-43.84%	to	-42.62%
2007	17,821	$13.07	to	$33.82	$426,528	1.84%	0.00%	to	2.15%	-0.38%	to	1.55%
2006	18,954	$13.23	to	$33.70	$455,731	3.30%	0.00%	to	1.95%	17.81%	to	20.16%
2005	19,555	$11.23	to	$28.36	$401,206	1.61%	0.00%	to	1.95%	4.15%	to	5.90%
2004	21,024	$10.84	to	$27.10	$405,088	1.43%	0.00%	to	1.95%	9.88%	to	11.29%
Fidelity® VIP Growth Portfolio - Initial Class												
2008	14,257	$5.14	to	$17.49	$159,095	0.83%	0.00%	to	1.85%	-48.12%	to	-47.17%
2007	15,005	$13.28	to	$33.50	$329,714	0.83%	0.00%	to	1.85%	24.81%	to	26.93%
2006	16,905	$10.60	to	$26.69	$295,822	0.40%	0.00%	to	1.65%	5.20%	to	6.89%
2005	19,931	$9.98	to	$25.27	$329,184	0.51%	0.00%	to	1.80%	3.98%	to	5.79%
2004	24,025	$9.50	to	$24.16	$377,338	0.26%	0.00%	to	1.65%	1.80%	to	3.11%
Fidelity® VIP High Income Portfolio - Initial Class												
2008	657	$7.58	to	$8.31	$5,016	8.83%	0.95%	to	1.50%	-26.13%	to	-25.69%
2007	735	$10.20	to	$11.25	$7,556	8.27%	1.00%	to	1.50%	1.26%	to	1.78%
2006	767	$10.04	to	$11.11	$7,752	8.35%	1.00%	to	1.50%	9.57%	to	10.12%
2005	647	$9.12	to	$9.19	$6,022	14.48%	1.00%	to	1.10%	1.56%	to	1.77%
2004	568	$8.98	to	$9.03	$5,210	9.10%	1.00%	to	1.50%	8.40%	to	8.45%
Fidelity® VIP Overseas Portfolio - Initial Class												
2008	2,600	$5.50	to	$14.49	$29,665	2.56%	0.00%	to	1.50%	-44.66%	to	-43.84%
2007	2,877	$13.33	to	$25.80	$60,698	3.37%	0.00%	to	1.50%	15.56%	to	17.27%
2006	2,821	$11.47	to	$22.00	$51,710	0.89%	0.00%	to	1.50%	16.32%	to	18.09%
2005	2,828	$9.82	to	$18.63	$44,759	0.65%	0.00%	to	1.50%	5.21%	to	19.04%
2004	3,036	$8.33	to	$15.65	$41,057	1.10%	0.00%	to	1.50%	11.91%	to	27.00%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2008	39,866	$5.64	to	$24.16	$722,264	1.02%	0.00%	to	2.15%	-43.75%	to	-29.20%
2007	40,117	$14.19	to	$42.45	$1,311,557	0.95%	0.00%	to	2.15%	-6.90%	to	17.56%
2006	40,979	$12.07	to	$36.46	$1,176,582	1.31%	0.00%	to	1.95%	9.57%	to	11.73%
2005	37,845	$12.96	to	$32.97	$1,008,057	0.26%	0.00%	to	1.95%	14.84%	to	16.95%
2004	32,399	$11.31	to	$28.47	$743,262	0.31%	0.00%	to	1.85%	13.73%	to	15.24%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2008	4,127	$18.05	to	$18.22	$75,139	2.23%	0.95%	to	1.00%	-37.63%	to	-37.62%
2007	4,341	$28.94	to	$29.21	$126,698	3.67%	1.00%	to	1.10%	4.29%	to	4.40%
2006	4,609	$27.75	to	$27.98	$128,845	1.65%	1.00%	to	1.10%	14.43%	to	14.58%
2005	4,779	$24.25	to	$24.42	$116,615	1.72%	1.00%	to	1.10%	3.72%	to	3.78%
2004	4,966	$23.38	to	$23.53	$116,763	1.24%	1.00%	to	1.10%	9.41%	to	9.49%
Fidelity® VIP Mid Cap Portfolio - Initial Class												
2008	935		$8.56		$8,006	0.55%		-			-39.42%	
2007	706		$14.13		$9,972	0.92%		-			15.63%	
2006	446		$12.22		$5,451	(c)		-			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class												
2008	968	$15.95	to	$16.10	$15,560	3.00%	0.95%	to	1.00%		-29.42%	
2007	889	$22.60	to	$22.81	$20,260	6.08%	1.00%	to	1.10%	14.20%	to	14.34%
2006	921	$19.79	to	$19.95	$18,360	2.71%	1.00%	to	1.10%	6.17%	to	6.29%
2005	994	$18.64	to	$18.77	$18,646	2.68%	1.00%	to	1.10%	2.93%	to	2.96%
2004	1,116	$18.11	to	$18.23	$20,327	2.80%	1.00%	to	1.10%	4.32%	to	4.47%
Mutual Discovery Fund - Class R												
2008	160	$12.35	to	$13.10	$2,067	1.20%	0.35%	to	1.55%	-28.07%	to	-27.22%
2007	138	$17.17	to	$18.00	$2,445	2.27%	0.35%	to	1.55%	9.02%	to	10.43%
2006	89	$15.75	to	$16.30	$1,438	2.06%	0.35%	to	1.55%	20.97%	to	22.16%
2005	51	$13.02	to	$13.27	$667	1.41%	0.55%	to	1.55%		13.95%	
2004	16	$11.54	to	$11.60	$186	(a)	0.45%	to	1.05%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Franklin Small-Mid Cap Growth Fund - Class A												
2008	49	$7.70	to	$8.27	$396	0.17%	0.30%	to	1.75%	-43.55%	to	-43.03%
2007	55	$13.64	to	$14.24	$767	-	0.65%	to	1.75%	9.73%	to	10.99%
2006	44	$12.43	to	$12.83	$556	-	0.65%	to	1.75%	5.76%	to	6.60%
2005	27	$11.80	to	$11.98	$318	-	0.80%	to	1.60%		8.86%	
2004	6	$10.84	to	$10.91	$70	(a)	0.90%	to	1.60%		(a)	
Franklin Small Cap Value Securities Fund - Class 2												
2008	5,364	$6.33	to	$13.05	$63,473	1.21%	0.00%	to	1.90%	-34.15%	to	-32.98%
2007	5,150	$12.76	to	$19.69	$91,636	0.69%	0.00%	to	1.95%	-4.10%	to	-2.71%
2006	4,814	$13.16	to	$20.37	$88,521	0.64%	0.15%	to	1.75%	15.05%	to	16.53%
2005	4,489	$12.96	to	$17.59	$72,308	0.78%	0.35%	to	1.65%	7.02%	to	8.16%
2004	3,359	$12.11	to	$16.33	$50,132	0.13%	0.00%	to	1.65%	21.91%	to	23.12%
Fundamental Investors, Inc. - Class R-3												
2008	2	$6.08	to	$6.12	$13	(e)	0.40%	to	1.35%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
Fundamental Investors, Inc. - Class R-4												
2008	1,355	$6.09	to	$6.15	$8,280	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
The Growth Fund of America® - Class R-3												
2008	1,082	$7.03	to	$9.22	$9,558	0.68%	0.00%	to	1.75%	-40.25%	to	-39.22%
2007	848	$11.68	to	$15.17	$12,442	0.92%	0.00%	to	1.75%	8.85%	to	10.36%
2006	584	$10.67	to	$13.63	$7,813	0.76%	0.20%	to	1.55%	8.89%	to	10.29%
2005	319	$12.04	to	$12.34	$3,894	0.65%	0.25%	to	1.55%	12.28%	to	13.54%
2004	122	$10.74	to	$10.86	$1,320	(a)	0.30%	to	1.45%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
The Growth Fund of America® - Class R-4												
2008	20,363	$5.91	to	$9.34	$181,120	0.98%	0.00%	to	1.50%	-40.00%	to	-39.03%
2007	16,882	$9.72	to	$15.32	$248,778	1.08%	0.00%	to	1.50%	9.19%	to	10.52%
2006	14,655	$12.90	to	$13.73	$196,584	0.91%	0.30%	to	1.50%	9.29%	to	10.56%
2005	11,850	$11.74	to	$12.54	$145,130	0.93%	0.00%	to	1.50%	12.50%	to	13.63%
2004	4,738	$10.80	to	$11.14	$51,341	(a)	0.45%	to	1.50%		(a)	
The Income Fund of America® - Class R-3												
2008	158	$9.22	to	$10.05	$1,535	4.57%	0.00%	to	1.75%	-30.42%	to	-29.18%
2007	121	$13.25	to	$14.19	$1,660	3.34%	0.00%	to	1.75%	1.83%	to	3.08%
2006	77	$13.12	to	$13.65	$1,032	3.12%	0.20%	to	1.55%	18.13%	to	19.60%
2005	26	$11.14	to	$11.38	$295	3.46%	0.30%	to	1.45%	1.73%	to	2.71%
2004	10	$10.97	to	$11.08	$110	(a)	0.30%	to	1.40%		(a)	
ING Financial Services Fund - Class A												
2008	15	$6.52	to	$6.86	$101	1.69%	0.40%	to	1.45%	-42.35%	to	-41.77%
2007	12	$11.17	to	$11.78	$136	1.82%	0.40%	to	1.75%	-14.51%	to	-13.79%
2006	6	$13.23	to	$13.56	$84	1.20%	0.60%	to	1.45%		16.42%	
2005	4	$11.63	to	$11.66	$51	-	0.50%	to	0.65%		7.27%	
2004	1	$10.87			$9	(a)	0.50%				(a)	
ING Real Estate Fund - Class A												
2008	133	$9.86	to	$10.59	$1,357	3.35%	0.00%	to	1.45%	-36.10%	to	-35.15%
2007	121	$15.25	to	$16.33	$1,923	2.75%	0.00%	to	1.75%	-17.75%	to	-16.74%
2006	124	$18.70	to	$19.45	$2,373	2.49%	0.20%	to	1.55%	34.10%	to	35.71%
2005	67	$13.99	to	$14.31	$954	4.05%	0.25%	to	1.45%	10.59%	to	11.47%
2004	22	$12.65	to	$12.76	$282	(a)	0.45%	to	1.45%		(a)	
ING GNMA Income Fund - Class A												
2008	238	$11.46	to	$12.37	$2,835	3.54%	0.00%	to	1.55%	5.23%	to	6.91%
2007	126	$10.89	to	$11.57	$1,405	3.87%	0.00%	to	1.55%	4.11%	to	5.37%
2006	91	$10.44	to	$10.87	$973	5.45%	0.20%	to	1.55%	2.75%	to	3.93%
2005	69	$10.11	to	$10.44	$712	4.48%	0.25%	to	1.55%	0.99%	to	2.25%
2004	40	$10.10	to	$10.20	$404	(a)	0.30%	to	1.45%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Fund - Class A												
2008	342	$9.72	to	$10.48	$3,481	4.43%	0.00%	to	1.55%	-11.39%	to	-10.04%
2007	269	$10.97	to	$11.65	$3,064	4.22%	0.00%	to	1.55%	4.18%	to	5.34%
2006	151	$10.53	to	$10.95	$1,633	4.65%	0.20%	to	1.55%	2.13%	to	3.33%
2005	79	$10.31	to	$10.52	$829	3.96%	0.45%	to	1.55%	1.66%	to	2.24%
2004	52	$10.20	to	$10.29	$535	(a)	0.40%	to	1.40%		(a)	
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class												
2008	277	$4.97	to	$7.60	$2,033	-	0.00%	to	1.50%	-47.25%	to	-46.44%
2007	282	$13.63	to	$14.19	$3,891	-	0.00%	to	1.50%	9.21%	to	10.32%
2006	262	$12.48	to	$12.69	$3,286	-	0.50%	to	1.50%	0.24%	to	1.20%
2005	88	$12.45	to	$12.54	$1,096	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2008	10,055	$5.87	to	$6.43	$63,303	0.20%	0.00%	to	1.50%	-39.90%	to	-39.03%
2007	11,126	$9.76	to	$10.53	$115,938	(d)	0.00%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING BlackRock Large Cap Growth Portfolio - Service Class												
2008	12	$7.33	to	$7.41	$86	-	0.00%	to	0.50%	-39.32%	to	-39.11%
2007	4	$12.08	to	$12.17	$43	-	0.00%	to	0.50%		6.75%	
2006	-		$11.40		-	(c)		-			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING BlackRock Large Cap Growth Portfolio - Service 2 Class												
2008	12		$6.33		$79	-		0.35%			-39.43%	
2007	14		$10.45		$147	(d)		0.35%			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Evergreen Health Sciences Portfolio - Service Class												
2008	749	$7.07	to	$9.97	$7,198	0.15%	0.00%	to	1.50%	-29.73%	to	-28.63%
2007	460	$13.42	to	$13.97	$6,256	0.13%	0.00%	to	1.50%	6.93%	to	8.55%
2006	351	$12.55	to	$12.87	$4,440	-	0.00%	to	1.50%	12.15%	to	13.32%
2005	129	$11.19	to	$11.29	$1,446	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Evergreen Omega Portfolio - Service Class												
2008	4	$9.28	to	$9.40	$35	-	0.00%	to	0.50%		-27.53%	
2007	-		$12.97		-	(d)		-			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2008	2,384	$5.92	to	$9.30	$21,437	0.94%	0.00%	to	1.50%	-40.11%	to	-39.14%
2007	1,307	$9.76	to	$15.28	$19,443	0.12%	0.00%	to	1.85%	12.77%	to	14.09%
2006	1,115	$13.00	to	$13.31	$14,604	-	0.35%	to	1.55%	10.25%	to	11.36%
2005	390	$11.80	to	$11.88	$4,611	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Global Real Estate Portfolio - Institutional Class												
2008	5,361	$6.69	to	$6.73	$35,967	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Global Resources Portfolio - Institutional Class												
2008	3		$8.22		$25	2.90%		0.20%			-40.95%	
2007	3		$13.92		$44	(d)		0.20%			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2008	9,325	$6.00	to	$8.06	$73,573	2.08%	0.00%	to	1.50%	-41.88%	to	-41.03%
2007	8,097	$13.42	to	$13.65	$109,431	(d)	0.00%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Janus Contrarian Portfolio - Service Class												
2008	1,285	$5.32	to	$5.86	$7,405	0.72%	0.00%	to	1.50%	-49.21%	to	-49.00%
2007	403	$11.44	to	$11.49	$4,611	(d)	0.00%	to	0.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2008	18		$9.76		$171	3.71%		0.35%			-51.61%	
2007	18		$20.17		$368	0.94%		0.35%			37.49%	
2006	4		$14.67		$57	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2008	1,808	$10.20	to	$10.21	$18,447	2.65%	0.95%	to	1.00%	-51.66%	to	-51.61%
2007	2,077		$21.10		$43,831	1.12%		1.00%			37.46%	
2006	1,901		$15.35		$29,171	0.67%		1.00%			34.77%	
2005	1,396		$11.39		$15,902	(b)		1.00%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2008	1,357	$4.89	to	$12.39	$15,725	2.46%	0.00%	to	1.50%	-52.01%	to	-51.32%
2007	1,642	$15.61	to	$25.32	$40,173	0.95%	0.10%	to	1.50%	36.42%	to	37.80%
2006	1,200	$11.43	to	$18.30	$21,610	0.43%	0.40%	to	1.50%	33.78%	to	35.12%
2005	512	$13.38	to	$13.50	$6,873	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2008	241	$6.57	to	$9.15	$2,129	0.48%	0.00%	to	1.50%	-31.00%	to	-29.94%
2007	194	$12.55	to	$13.06	$2,468	0.15%	0.00%	to	1.50%	-3.16%	to	-2.13%
2006	126	$12.96	to	$13.25	$1,643	-	0.40%	to	1.50%	15.07%	to	16.04%
2005	25	$11.28	to	$11.38	$282	(b)	0.50%	to	1.40%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Value Opportunities Portfolio - Institutional Class												
2008	4	$6.62	to	$6.64	$28	4.00%	1.15%	to	1.25%	-40.09%	to	-40.02%
2007	6	$11.05	to	$11.07	$72	4.08%	1.15%	to	1.25%	-2.13%	to	-2.04%
2006	2	$11.29	to	$11.30	$26	(c)	1.15%	to	1.25%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Value Opportunities Portfolio - Service Class												
2008	170	$5.76	to	$6.79	$1,126	3.04%	0.00%	to	1.50%	-40.46%	to	-39.54%
2007	166	$10.95	to	$11.23	$1,839	1.80%	0.00%	to	1.50%	-2.58%	to	-1.68%
2006	73	$11.24	to	$11.32	$824	(c)	0.50%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Julius Baer Foreign Portfolio - Service Class												
2008	3,034	$5.58	to	$11.53	$33,338	-	0.00%	to	1.50%	-44.46%	to	-43.62%
2007	3,036	$17.69	to	$20.46	$59,851	0.08%	0.00%	to	1.50%	14.70%	to	16.46%
2006	1,766	$15.30	to	$17.79	$30,166	(c)	0.00%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Legg Mason Value Portfolio - Service Class												
2008	291	$4.12	to	$5.16	$1,448	-	0.00%	to	1.50%	-56.13%	to	-55.48%
2007	390	$11.03	to	$11.59	$4,394	-	0.00%	to	1.85%	-7.49%	to	-6.28%
2006	282	$12.02	to	$12.30	$3,415	-	0.30%	to	1.55%	4.97%	to	5.98%
2005	148	$11.46	to	$11.57	$1,700	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2008	10,392	$6.17	to	$7.22	$73,160	3.25%	0.00%	to	1.95%	-37.67%	to	-36.48%
2007	11,800	$10.99	to	$11.33	$131,763	0.05%	0.20%	to	1.95%	2.79%	to	3.78%
2006	99	$10.77	to	$10.85	$1,068	(c)	0.50%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Lord Abbett Affiliated Portfolio - Service Class												
2008	72	$6.93	to	$7.06	$506	3.33%	0.65%	to	1.35%	-37.45%	to	-37.15%
2007	46	$11.08	to	$11.17	$516	(d)	0.85%	to	1.35%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Marsico Growth Portfolio - Institutional Class												
2008	797	$6.45	to	$6.62	$5,214	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Marsico Growth Portfolio - Service Class												
2008	39	$6.59	to	$8.08	$306	0.09%	0.35%	to	1.20%	-40.94%	to	-40.60%
2007	325	$11.39	to	$13.76	$4,327	-	0.00%	to	1.50%	12.43%	to	14.19%
2006	233	$10.11	to	$12.05	$2,747	-	0.00%	to	1.50%	3.34%	to	4.46%
2005	102	$11.37	to	$11.47	$1,159	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Marsico International Opportunities Portfolio - Adviser Class												
2008	11		$5.68		$65	-		0.35%			-49.87%	
2007	6		$11.33		$64	(d)		0.35%			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico International Opportunities Portfolio - Service Class												
2008	705	$4.93	to	$9.46	$6,408	1.08%	0.00%	to	1.50%	-50.25%	to	-49.52%
2007	688	$18.01	to	$18.74	$12,551	0.95%	0.00%	to	1.50%	18.80%	to	19.97%
2006	478	$15.16	to	$15.50	$7,306	0.03%	0.40%	to	1.50%	22.16%	to	23.16%
2005	108	$12.41	to	$12.48	$1,348	(b)	0.70%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING MFS Total Return Portfolio - Adviser Class												
2008	55		$8.99		$497	4.89%		0.35%			-22.90%	
2007	49		$11.66		$567	1.31%		0.35%			3.19%	
2006	4		$11.30		$45	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING MFS Total Return Portfolio - Institutional Class												
2008	6,024	$8.57	to	$8.58	$51,654	6.26%	0.95%	to	1.00%	-23.00%	to	-22.91%
2007	7,291		$11.13		$81,146	0.11%		1.00%			3.25%	
2006	25		$10.78		$269	(c)		1.00%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING MFS Total Return Portfolio - Service Class												
2008	1,955	$7.60	to	$12.47	$22,350	5.97%	0.00%	to	1.55%	-23.51%	to	-22.41%
2007	2,252	$12.08	to	$15.88	$33,604	2.95%	0.10%	to	1.55%	2.44%	to	3.61%
2006	2,514	$11.69	to	$15.23	$36,559	2.23%	0.30%	to	1.65%	10.26%	to	11.49%
2005	3,132	$10.95	to	$13.66	$41,280	2.59%	0.40%	to	1.50%	1.38%	to	2.33%
2004	2,236	$10.84	to	$13.30	$29,119	2.74%	0.55%	to	1.50%	9.45%	to	10.56%
ING MFS Utilities Portfolio - Service Class												
2008	2,158	$6.29	to	$11.94	$24,775	3.58%	0.00%	to	1.50%	-38.65%	to	-37.72%
2007	2,012	$18.42	to	$19.17	$37,523	1.01%	0.00%	to	1.50%	25.48%	to	26.89%
2006	881	$14.68	to	$15.01	$13,022	0.04%	0.40%	to	1.50%	28.88%	to	30.08%
2005	104	$11.39	to	$11.47	$1,191	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Main Street Portfolio® - Service Class												
2008	176	$6.64	to	$8.14	$1,342	2.99%	0.00%	to	1.65%	-39.69%	to	-38.66%
2007	159	$11.01	to	$13.27	$2,004	0.78%	0.00%	to	1.65%	2.74%	to	3.72%
2006	66	$10.73	to	$12.62	$825	0.82%	0.50%	to	1.50%	13.23%	to	14.16%
2005	19	$10.96	to	$11.02	$214	(b)	0.70%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING PIMCO High Yield Portfolio - Institutional Class												
2008	73	$8.30	to	$8.31	$609	8.94%	0.95%	to	1.00%	-23.15%	to	-23.06%
2007	74		$10.80		$800	6.11%		1.00%			2.08%	
2006	23		$10.58		$247	(c)		1.00%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING PIMCO High Yield Portfolio - Service Class												
2008	505	$7.67	to	$9.18	$4,462	8.96%	0.00%	to	1.50%	-23.68%	to	-22.53%
2007	497	$10.71	to	$11.85	$5,722	7.27%	0.00%	to	1.50%	1.34%	to	2.86%
2006	448	$10.56	to	$11.52	$5,070	6.48%	0.00%	to	1.50%	7.36%	to	8.35%
2005	135	$10.46	to	$10.56	$1,418	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Equity Income Portfolio - Institutional Class												
2008	17,559	$6.20	to	$6.74	$111,368	3.16%	0.00%	to	1.95%	-31.49%	to	-30.28%
2007	17,096	$9.05	to	$9.31	$156,482	(d)	0.20%	to	1.95%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING Pioneer Fund Portfolio - Institutional Class												
2008	1,578	$6.37	to	$8.11	$11,631	3.79%	0.00%	to	1.60%	-35.59%	to	-34.52%
2007	1,454	$11.18	to	$12.51	$16,489	0.44%	0.00%	to	1.70%	3.71%	to	5.42%
2006	232	$10.78	to	$11.98	$2,509	(c)	0.00%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Fund Portfolio - Service Class												
2008	15	$7.22	to	$7.33	$109	3.64%	0.70%	to	1.30%	-35.54%	to	-35.41%
2007	10	$11.20	to	$11.24	$111	-	1.00%	to	1.30%	4.07%		
2006	2		$10.80		$25	(c)		1.00%		(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Pioneer Mid Cap Value Portfolio - Adviser Class												
2008	-		$7.14		$2	(e)		0.35%		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2008	8,859	$6.37	to	$7.58	$65,464	2.18%	0.00%	to	1.80%	-34.09%	to	-32.92%
2007	8,727	$11.02	to	$11.30	$96,991	0.08%	0.00%	to	1.80%	4.16%	to	5.26%
2006	74	$10.54	to	$10.65	$783	(c)	0.50%	to	1.50%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2008	28	$7.27	to	$7.52	$204	3.64%	0.10%	to	1.35%	-34.03%	to	-33.30%
2007	1	$11.02	to	$11.20	$16	(h)	0.35%	to	1.35%	(h)		
2006	1		$10.61		$6	(c)		0.80%		(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Stock Index Portfolio - Institutional Class												
2008	269	$8.44	to	$8.84	$2,372	3.86%	0.00%	to	1.25%	-37.92%	to	-37.13%
2007	256	$13.55	to	$14.03	$3,588	1.50%	0.05%	to	1.25%	4.04%	to	4.51%
2006	273	$13.00	to	$13.30	$3,625	3.36%	0.15%	to	1.25%	14.55%		
2005	2,166	$11.41	to	$11.56	$25,037	(b)	0.00%	to	0.80%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2008	17,181	$7.12	to	$9.57	$158,868	4.79%	0.00%	to	1.55%	-28.63%	to	-27.50%
2007	13,148	$12.66	to	$13.20	$168,990	1.82%	0.00%	to	1.55%	2.76%	to	4.05%
2006	7,004	$12.32	to	$12.60	$86,924	1.22%	0.30%	to	1.55%	13.00%	to	14.01%
2005	1,752	$10.91	to	$11.01	$19,163	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Equity Income Portfolio - Adviser Class												
2008	116		$7.90		$918	3.48%		0.35%			-36.19%	
2007	93		$12.38		$1,151	1.02%		0.35%			2.40%	
2006	18		$12.09		$215	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2008	6,475	$6.23	to	$12.30	$74,508	4.58%	0.00%	to	1.65%	-36.69%	to	-35.67%
2007	5,633	$13.02	to	$19.12	$101,704	1.42%	0.00%	to	1.65%	1.35%	to	2.78%
2006	4,956	$12.72	to	$18.46	$87,796	1.34%	0.15%	to	1.65%	17.21%	to	18.68%
2005	3,660	$11.39	to	$15.47	$54,938	1.28%	0.30%	to	1.55%	2.34%	to	3.36%
2004	2,052	$11.13	to	$14.87	$30,123	1.48%	0.50%	to	1.55%	13.15%	to	14.30%
ING Templeton Global Growth Portfolio - Institutional Class												
2008	77	$9.86	to	$10.17	$774	1.43%	0.60%	to	1.75%	-40.67%	to	-39.96%
2007	71	$16.62	to	$16.94	$1,186	-	0.75%	to	1.90%		1.70%	
2006	-		$16.50		-	(c)		1.00%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Templeton Global Growth Portfolio - Service Class												
2008	315	$5.90	to	$6.89	$2,110	1.09%	0.00%	to	1.50%	-40.57%	to	-39.86%
2007	253	$11.14	to	$11.39	$2,833	1.27%	0.30%	to	1.50%	0.91%	to	1.98%
2006	128	$11.04	to	$11.11	$1,421	(c)	0.50%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

391

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Capital Growth Portfolio - Institutional Class												
2008	66	$5.36	to	$5.56	$362	(e)	0.00%	to	1.50%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING Van Kampen Capital Growth Portfolio - Service Class												
2008	21	$5.49	to	$6.98	$145	-	0.00%	to	1.45%	-49.60%	to	-49.27%
2007	6	$13.67	to	$13.76	$87	-	0.00%	to	0.50%	20.76%		
2006	1	$11.32			$14	(c)	0.50%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	1,513	$6.57	to	$8.98	$13,111	4.08%	0.00%	to	1.50%	-33.23%	to	-32.23%
2007	1,338	$12.73	to	$13.25	$17,288	1.68%	0.00%	to	1.50%	1.03%	to	2.11%
2006	1,237	$12.60	to	$12.88	$15,704	1.19%	0.40%	to	1.50%	14.34%	to	15.41%
2005	759	$11.02	to	$11.12	$8,388	(b)	0.50%	to	1.50%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING Van Kampen Real Estate Portfolio - Institutional Class												
2008	117	$6.16			$724	1.92%	0.95%			-38.89%		
2007	94	$9.91	to	$10.08	$942	(h)	0.95%	to	1.95%	(h)		
2006	61	$12.34			$754	(c)	0.95%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Van Kampen Real Estate Portfolio - Service Class												
2008	2,819	$5.33	to	$6.27	$17,289	1.39%	0.00%	to	1.50%	-39.46%	to	-38.53%
2007	2,072	$9.95	to	$10.20	$20,838	1.31%	0.00%	to	1.50%	-18.97%	to	-18.11%
2006	1,372	$12.28	to	$12.39	$16,905	(c)	0.35%	to	1.50%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus International Equity Portfolio - Institutional Class												
2008	1,952	$5.22	to	$6.11	$11,371	6.69%	0.00%	to	1.50%	-50.88%	to	-43.74%
2007	2,140	$9.41	to	$10.86	$22,362	(d)	0.00%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING VP Index Plus International Equity Portfolio - Service Class												
2008	454	$5.37	to	$6.66	$2,933	6.11%	0.00%	to	1.50%	-44.65%	to	-43.98%
2007	612	$10.84	to	$11.88	$7,116	-	0.25%	to	1.50%	6.54%	to	7.60%
2006	232	$10.85	to	$11.10	$2,537	(c)	0.40%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2008	142	$6.44	to	$6.86	$947	0.71%	0.00%	to	1.50%	-33.77%	to	-33.04%
2007	102	$9.94	to	$10.16	$1,022	-	0.40%	to	1.50%	-5.15%	to	-4.17%
2006	109	$10.42	to	$10.56	$1,141	(c)	0.50%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING International Growth Opportunities Fund - Class Q												
2008	1	$7.78	to	$7.92	$7	-	1.05%	to	1.40%	-55.11%	to	-54.92%
2007	1	$17.33	to	$17.57	$11	-	1.05%	to	1.40%		17.02%	
2006	-	$14.81	to	$14.88	$7	1.16%	1.25%	to	1.40%		18.47%	
2005	-		$12.56		$2	(b)		1.25%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING International SmallCap Multi-Manager Fund - Class A												
2008	131	$9.05	to	$9.84	$1,261	2.18%	0.00%	to	1.70%	-52.54%	to	-51.81%
2007	111	$19.07	to	$20.42	$2,221	0.85%	0.00%	to	1.75%	8.61%	to	9.75%
2006	46	$17.77	to	$18.40	$837	0.79%	0.25%	to	1.45%		24.53%	
2005	20	$14.35	to	$14.52	$283	(b)	0.60%	to	1.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Century Large Company Value Portfolio - Adviser Class												
2008	11		$7.36		$78	12.20%		0.35%			-37.41%	
2007	7		$11.76		$86	-		0.35%			-2.49%	
2006	1		$12.06		$9	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING American Century Large Company Value Portfolio - Service Class												
2008	298	$6.03	to	$10.54	$2,817	14.21%	0.00%	to	1.50%	-51.68%	to	-37.15%
2007	287	$12.32	to	$16.77	$4,430	1.28%	0.25%	to	1.50%	-3.48%	to	24.57%
2006	338	$12.66	to	$16.94	$5,290	0.25%	0.40%	to	1.50%	17.53%	to	18.71%
2005	330	$10.74	to	$14.47	$4,395	0.98%	0.50%	to	1.50%	-0.22%	to	0.71%
2004	427	$10.74	to	$14.14	$5,760	0.92%	0.55%	to	1.50%	8.37%	to	9.44%
ING American Century Small-Mid Cap Value Portfolio - Adviser Class												
2008	5		$8.28		$39	2.63%		0.35%			-26.92%	
2007	3		$11.33		$37	-		0.35%			-3.49%	
2006	2		$11.74		$22	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2008	1,988	$7.00	to	$11.90	$22,075	0.80%	0.00%	to	1.50%	-27.69%	to	-26.54%
2007	1,876	$12.60	to	$16.20	$28,635	0.41%	0.00%	to	1.50%	-4.31%	to	-2.91%
2006	2,128	$13.07	to	$16.49	$33,826	0.02%	0.00%	to	1.50%	13.67%	to	15.48%
2005	2,244	$12.37	to	$14.45	$31,597	0.19%	0.00%	to	1.50%	6.27%	to	7.85%
2004	1,961	$11.64	to	$13.29	$25,577	0.04%	0.00%	to	1.50%	19.50%	to	20.75%
ING Baron Asset Portfolio - Service Class												
2008	333	$5.75	to	$6.53	$2,126	-	0.00%	to	1.55%	-42.00%	to	-41.06%
2007	294	$10.76	to	$11.08	$3,217	-	0.00%	to	1.75%	7.35%	to	8.38%
2006	30	$10.07	to	$10.14	$306	(c)	0.50%	to	1.50%	(c)		
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Small Cap Growth Portfolio - Adviser Class												
2008	30		$7.25		$216	-		0.35%			-41.58%	
2007	21		$12.41		$257	-		0.35%			5.44%	
2006	5		$11.77		$63	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Baron Small Cap Growth Portfolio - Service Class												
2008	6,207	$5.66	to	$12.23	$66,236	-	0.00%	to	1.55%	-42.18%	to	-41.24%
2007	5,880	$9.67	to	$21.03	$108,700	-	0.00%	to	1.55%	4.48%	to	6.07%
2006	5,135	$12.61	to	$20.02	$91,451	-	0.00%	to	1.55%	13.49%	to	15.25%
2005	5,042	$12.81	to	$17.55	$79,169	-	0.00%	to	1.50%	5.78%	to	7.37%
2004	3,951	$12.10	to	$16.51	$58,317	-	0.00%	to	1.50%	26.05%	to	27.38%
ING Columbia Small Cap Value II Portfolio - Service Class												
2008	142	$6.62	to	$6.89	$953	0.11%	0.00%	to	1.50%	-35.06%	to	-34.36%
2007	77	$10.19	to	$10.42	$796	-	0.25%	to	1.50%	1.39%	to	2.47%
2006	4	$10.05	to	$10.11	$39	(c)	0.55%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Davis New York Venture Portfolio - Service Class												
2008	735	$5.94	to	$13.79	$8,589	0.78%	0.00%	to	1.50%	-40.12%	to	-39.39%
2007	575	$12.23	to	$22.34	$11,313	0.25%	0.25%	to	1.50%	2.63%	to	3.63%
2006	485	$11.91	to	$21.23	$9,468	0.01%	0.40%	to	1.50%	12.12%	to	13.29%
2005	418	$10.64	to	$19.00	$7,330	-	0.50%	to	1.50%	2.39%	to	3.31%
2004	602	$11.12	to	$18.10	$10,359	-	0.55%	to	1.50%	6.81%	to	7.87%
ING Fidelity® VIP Mid Cap Portfolio - Service Class												
2008	911	$7.36	to	$7.45	$6,707	0.37%	0.00%	to	0.50%	-40.11%	to	-39.77%
2007	329	$12.29	to	$12.37	$4,044	0.05%	0.00%	to	0.50%		14.43%	
2006	10		$10.74		$110	(c)		0.50%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)
ING Index Solution 2015 Portfolio - Adviser Class										
2008	5	$7.91	to	$7.95	$37	(e)	0.70%	to	1.35%	(e)
2007	(e)	(e)			(e)	(e)	(e)			(e)
2006	(e)	(e)			(e)	(e)	(e)			(e)
2005	(e)	(e)			(e)	(e)	(e)			(e)
2004	(e)	(e)			(e)	(e)	(e)			(e)
ING Index Solution 2025 Portfolio - Adviser Class										
2008	11	$7.19			$81	(e)	1.35%			(e)
2007	(e)	(e)			(e)	(e)	(e)			(e)
2006	(e)	(e)			(e)	(e)	(e)			(e)
2005	(e)	(e)			(e)	(e)	(e)			(e)
2004	(e)	(e)			(e)	(e)	(e)			(e)
ING Index Solution 2035 Portfolio - Adviser Class										
2008	7	$6.81			$51	(e)	1.35%			(e)
2007	(e)	(e)			(e)	(e)	(e)			(e)
2006	(e)	(e)			(e)	(e)	(e)			(e)
2005	(e)	(e)			(e)	(e)	(e)			(e)
2004	(e)	(e)			(e)	(e)	(e)			(e)
ING Index Solution 2045 Portfolio - Adviser Class										
2008	1	$6.43			$6	(e)	1.35%			(e)
2007	(e)	(e)			(e)	(e)	(e)			(e)
2006	(e)	(e)			(e)	(e)	(e)			(e)
2005	(e)	(e)			(e)	(e)	(e)			(e)
2004	(e)	(e)			(e)	(e)	(e)			(e)
ING Index Solution Income Portfolio - Adviser Class										
2008	-	$8.90			$1	(e)	0.70%			(e)
2007	(e)	(e)			(e)	(e)	(e)			(e)
2006	(e)	(e)			(e)	(e)	(e)			(e)
2005	(e)	(e)			(e)	(e)	(e)			(e)
2004	(e)	(e)			(e)	(e)	(e)			(e)

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Mid Cap Value Portfolio - Adviser Class												
2008	30		$8.08		$245	1.58%		0.35%			-33.44%	
2007	32		$12.14		$386	0.42%		0.35%			1.76%	
2006	8		$11.93		$91	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2008	1,843	$6.51	to	$12.56	$21,120	2.10%	0.00%	to	1.55%	-34.08%	to	-33.01%
2007	2,021	$9.76	to	$18.54	$34,984	0.57%	0.00%	to	1.55%	0.77%	to	2.37%
2006	1,892	$12.72	to	$18.11	$32,578	0.01%	0.00%	to	1.55%	14.78%	to	16.46%
2005	1,597	$12.54	to	$15.64	$24,333	0.34%	0.00%	to	1.50%	6.89%	to	8.51%
2004	1,022	$11.71	to	$14.33	$14,426	0.22%	0.00%	to	1.50%	18.76%	to	20.12%
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class												
2008	9		$6.57		$60	-		0.35%			-39.72%	
2007	9		$10.90		$96	-		0.35%			-2.50%	
2006	2		$11.18		$17	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2008	10,314	$5.85	to	$10.74	$84,378	-	0.00%	to	1.50%	-40.13%	to	-9.45%
2007	11,836	$9.78	to	$17.67	$161,023	-	0.00%	to	1.50%	-35.62%	to	-1.59%
2006	14,531	$10.02	to	$17.96	$203,807	-	0.00%	to	1.50%	8.64%	to	10.32%
2005	16,715	$9.15	to	$16.28	$213,925	-	0.00%	to	1.50%	9.77%	to	11.43%
2004	19,676	$8.28	to	$14.64	$228,353	-	0.00%	to	1.50%	7.99%	to	26.50%
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class												
2008	16	$7.11	to	$7.56	$120	-	0.00%	to	1.25%	-40.10%	to	-39.33%
2007	7	$11.87	to	$12.46	$87	-	0.00%	to	1.25%	-3.10%	to	-2.39%
2006	7	$12.25	to	$12.63	$82	-	0.20%	to	1.25%	8.70%	to	9.15%
2005	3	$11.27	to	$11.37	$36	(f)	0.80%	to	1.25%	(f)		
2004	2		$10.32		$16	(a)		0.70%			(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Neuberger Berman Partners Portfolio - Service Class												
2008	360	$4.85	to	$5.59	$1,966	-	0.00%	to	1.50%	-52.01%	to	-51.49%
2007	201	$11.19	to	$11.44	$2,266	0.24%	0.30%	to	1.50%	7.16%	to	8.07%
2006	22	$10.47	to	$10.53	$232	(c)	0.50%	to	1.30%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Oppenheimer Global Portfolio - Adviser Class												
2008	31		$7.66		$238	2.32%		0.35%			-40.85%	
2007	28		$12.95		$365	0.43%		0.35%			5.63%	
2006	8		$12.26		$96	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Oppenheimer Global Portfolio - Initial Class												
2008	49,538	$5.74	to	$9.22	$423,940	2.29%	0.00%	to	1.95%	-43.34%	to	-38.16%
2007	57,612	$14.09	to	$15.45	$840,722	1.09%	0.00%	to	1.80%	1.35%	to	11.82%
2006	67,277	$13.46	to	$14.50	$921,330	0.07%	0.00%	to	1.80%	10.53%	to	17.98%
2005	74,501	$11.62	to	$12.29	$881,737	(b)	0.00%	to	1.80%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Oppenheimer Global Portfolio - Service Class												
2008	27	$9.87	to	$10.03	$267	1.98%	1.00%	to	1.25%	-41.18%	to	-41.07%
2007	26	$16.78	to	$17.02	$439	1.20%	1.00%	to	1.25%	5.01%	to	5.26%
2006	11	$15.98	to	$16.17	$180	0.09%	1.00%	to	1.25%	16.13%	to	16.13%
2005	1		$13.76		$20	-		1.25%			11.87%	
2004	182	$12.22	to	$12.52	$2,264	-	0.60%	to	1.50%	13.36%	to	14.26%
ING Oppenheimer Strategic Income Portfolio - Adviser Class												
2008	26		$9.84		$258	6.75%		0.35%			-16.26%	
2007	23		$11.75		$275	4.98%		0.35%			8.00%	
2006	12		$10.88		$127	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Strategic Income Portfolio - Initial Class												
2008	11,204	$8.50	to	$10.20	$109,367	5.72%	0.00%	to	1.95%	-17.26%	to	-14.92%
2007	10,776	$11.42	to	$12.08	$125,688	4.51%	0.00%	to	1.95%	5.82%	to	10.12%
2006	10,430	$10.67	to	$11.11	$112,893	0.39%	0.00%	to	1.95%	6.22%	to	8.39%
2005	11,390	$9.99	to	$10.25	$116,350	(b)	0.00%	to	1.50%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
ING Oppenheimer Strategic Income Portfolio - Service Class												
2008	25	$8.59	to	$9.50	$216	0.40%	0.40%	to	1.50%	-17.03%		
2007	330	$11.45	to	$11.58	$3,826	(d)	0.95%	to	1.50%	(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		
ING PIMCO Total Return Portfolio - Adviser Class												
2008	77	$11.34			$870	5.48%	0.35%			-0.79%		
2007	48	$11.43			$554	4.13%	0.35%			8.75%		
2006	26	$10.51			$269	(c)	0.35%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING PIMCO Total Return Portfolio - Service Class												
2008	8,434	$10.17	to	$13.60	$104,849	5.43%	0.00%	to	1.95%	-1.87%	to	-0.25%
2007	6,608	$10.22	to	$13.44	$83,010	3.25%	0.00%	to	1.75%	7.71%	to	9.17%
2006	5,395	$10.50	to	$12.26	$62,923	1.70%	0.20%	to	1.55%	2.47%	to	3.64%
2005	4,813	$10.27	to	$11.91	$54,953	1.68%	0.35%	to	1.50%	0.53%	to	1.72%
2004	3,872	$10.21	to	$11.64	$43,692	-	0.40%	to	1.50%	2.73%	to	3.93%
ING Pioneer High Yield Portfolio - Initial Class												
2008	508	$6.96	to	$7.99	$3,967	8.59%	0.00%	to	1.50%	-30.43%	to	-29.42%
2007	465	$11.04	to	$11.32	$5,184	6.31%	0.00%	to	1.50%	4.55%	to	6.19%
2006	94	$10.56	to	$10.66	$1,000	(c)	0.00%	to	1.50%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Service Class												
2008	11	$7.65	to	$7.79	$81	7.95%	0.70%	to	1.40%	-30.49%	to	-30.32%
2007	9	$11.02	to	$11.11	$95	5.94%	0.85%	to	1.35%		4.82%	
2006	1	$10.56	to	$10.60	$6	(c)	0.70%	to	1.20%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Solution 2015 Portfolio - Adviser Class												
2008	1,203	$8.52	to	$9.03	$10,621	1.79%	0.00%	to	1.55%	-28.20%	to	-27.06%
2007	800	$11.72	to	$12.38	$9,750	0.70%	0.00%	to	1.55%	2.68%	to	4.06%
2006	243	$11.27	to	$11.83	$2,850	0.17%	0.20%	to	1.55%	9.47%	to	10.26%
2005	41	$10.66	to	$10.72	$440	(b)	0.25%	to	1.05%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2015 Portfolio - Service Class												
2008	3,218	$7.17	to	$9.13	$28,425	1.76%	0.00%	to	1.50%	-27.98%	to	-26.84%
2007	2,485	$11.99	to	$12.48	$30,299	0.55%	0.00%	to	1.50%	3.01%	to	4.61%
2006	1,294	$11.64	to	$11.93	$15,208	0.16%	0.00%	to	1.50%	9.18%	to	10.25%
2005	185	$10.66	to	$10.76	$1,980	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2025 Portfolio - Adviser Class												
2008	1,449	$7.86	to	$8.49	$12,028	1.43%	0.00%	to	1.55%	-34.96%	to	-33.93%
2007	957	$11.94	to	$12.85	$12,103	0.50%	0.00%	to	1.55%	2.66%	to	3.99%
2006	360	$12.01	to	$12.29	$4,390	0.22%	0.20%	to	1.55%	11.19%	to	12.15%
2005	24	$10.89	to	$10.95	$266	(b)	0.25%	to	1.05%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2025 Portfolio - Service Class												
2008	4,569	$6.43	to	$8.57	$37,936	1.41%	0.00%	to	1.50%	-34.86%	to	-33.95%
2007	3,127	$9.87	to	$12.96	$39,563	0.41%	0.00%	to	1.50%	3.06%	to	4.31%
2006	1,488	$12.08	to	$12.38	$18,183	0.24%	0.00%	to	1.50%	10.93%	to	12.04%
2005	176	$10.89	to	$10.99	$1,918	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Adviser Class												
2008	1,196	$7.66	to	$8.36	$9,767	1.45%	0.00%	to	1.55%	-38.14%	to	-37.24%
2007	750	$12.24	to	$13.32	$9,830	0.44%	0.00%	to	1.55%	3.40%	to	4.75%
2006	307	$11.69	to	$12.64	$3,854	0.11%	0.20%	to	1.55%	12.75%	to	13.68%
2005	40	$11.05	to	$11.11	$440	(b)	0.25%	to	1.05%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2035 Portfolio - Service Class												
2008	3,386	$6.11	to	$8.45	$27,711	1.40%	0.00%	to	1.50%	-37.97%	to	-36.99%
2007	2,101	$12.88	to	$13.41	$27,544	0.44%	0.00%	to	1.50%	3.70%	to	4.98%
2006	956	$12.42	to	$12.74	$12,006	0.11%	0.00%	to	1.50%	12.40%	to	13.58%
2005	106	$11.05	to	$11.15	$1,176	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2045 Portfolio - Adviser Class												
2008	797	$7.43	to	$8.26	$6,465	1.10%	0.00%	to	1.55%	-40.86%	to	-39.93%
2007	579	$12.42	to	$13.75	$7,858	0.24%	0.00%	to	1.55%	3.86%	to	5.24%
2006	174	$12.70	to	$12.99	$2,250	0.03%	0.20%	to	1.55%	13.66%	to	14.56%
2005	23	$11.27	to	$11.33	$256	(b)	0.25%	to	1.05%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution 2045 Portfolio - Service Class												
2008	2,197	$5.82	to	$8.32	$17,688	1.13%	0.00%	to	1.50%	-40.72%	to	-39.88%
2007	1,293	$9.89	to	$13.84	$17,462	0.25%	0.00%	to	1.50%	4.15%	to	5.38%
2006	589	$12.76	to	$13.08	$7,586	0.03%	0.00%	to	1.50%	13.32%	to	14.47%
2005	52	$11.26	to	$11.36	$586	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution Growth and Income Portfolio - Service Class												
2008	82	$7.63	to	$7.69	$625	(e)	0.25%	to	1.40%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Growth Portfolio - Service Class												
2008	25	$6.91	to	$6.96	$174	(e)	0.25%	to	1.25%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution Income Portfolio - Adviser Class												
2008	854	$9.19	to	$9.68	$8,109	1.98%	0.00%	to	1.40%	-18.09%	to	-16.91%
2007	646	$11.22	to	$11.65	$7,427	0.90%	0.00%	to	1.40%	3.41%	to	4.70%
2006	150	$10.85	to	$11.07	$1,657	0.10%	0.20%	to	1.40%	6.12%	to	6.50%
2005	4	$10.29	to	$10.31	$40	(b)	0.70%	to	1.00%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Solution Income Portfolio - Service Class												
2008	733	$8.35	to	$9.78	$6,949	2.09%	0.00%	to	1.50%	-17.91%	to	-16.70%
2007	644	$11.28	to	$11.74	$7,385	0.65%	0.00%	to	1.50%	3.68%	to	4.87%
2006	250	$10.88	to	$11.13	$2,746	0.16%	0.15%	to	1.50%	5.73%	to	6.76%
2005	33	$10.29	to	$10.36	$341	(b)	0.50%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2008	30		$7.17		$212	-		0.35%			-43.54%	
2007	29		$12.70		$365	-		0.35%			12.29%	
2006	3		$11.31		$39	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2008	26,223	$5.53	to	$8.17	$200,073	0.48%	0.00%	to	1.50%	-45.52%	to	-41.84%
2007	28,669	$11.84	to	$14.41	$389,300	0.19%	0.00%	to	1.50%	6.13%	to	16.20%
2006	33,002	$10.59	to	$12.72	$397,287	-	0.00%	to	1.50%	3.11%	to	9.05%
2005	38,267	$11.07	to	$11.60	$429,422	(b)	0.00%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2008	37	$5.56	to	$7.91	$272	-	0.00%	to	1.25%	-44.01%	to	-43.26%
2007	39	$9.93	to	$13.94	$514	-	0.00%	to	1.25%	11.57%	to	12.61%
2006	35	$8.90	to	$12.27	$425	-	0.20%	to	1.25%	7.62%	to	8.39%
2005	22	$8.27	to	$11.20	$230	-	0.55%	to	1.25%	7.59%	to	7.88%
2004	1,207	$7.62	to	$11.27	$9,594	-	0.45%	to	1.50%	6.87%	to	8.09%
ING T. Rowe Price Growth Equity Portfolio - Adviser Class												
2008	103		$7.20		$743	0.32%		0.35%			-42.72%	
2007	92		$12.57		$1,155	-		0.35%			9.02%	
2006	12		$11.53		$143	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2008	10,195	$5.63	to	$17.48	$141,775	1.37%	0.00%	to	1.50%	-43.12%	to	-30.59%
2007	11,199	$10.39	to	$30.54	$275,025	0.48%	0.00%	to	1.50%	-10.73%	to	9.89%
2006	12,312	$9.60	to	$28.07	$281,531	0.24%	0.00%	to	1.50%	11.63%	to	13.33%
2005	13,745	$11.71	to	$25.03	$282,041	0.48%	0.00%	to	1.50%	4.59%	to	6.15%
2004	14,985	$11.28	to	$23.81	$291,385	0.16%	0.00%	to	1.50%	8.36%	to	10.00%
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2008	126	$7.55	to	$8.84	$1,018	1.15%	0.00%	to	1.55%	-43.28%	to	-42.36%
2007	88	$13.31	to	$15.48	$1,234	0.19%	0.00%	to	1.55%	7.95%	to	9.11%
2006	67	$12.33	to	$14.27	$867	-	0.20%	to	1.55%	11.59%	to	12.56%
2005	39	$11.13	to	$12.75	$446	0.60%	0.45%	to	1.30%	4.60%	to	5.23%
2004	20	$10.64	to	$12.16	$219	(a)	0.40%	to	1.30%		(a)	
ING Templeton Foreign Equity Portfolio - Adviser Class												
2008	23		$6.31		$143	(e)		0.35%			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Initial Class												
2008	12,039	$6.23	to	$6.34	$75,608	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Templeton Foreign Equity Portfolio - Service Class												
2008	5	$7.43	to	$7.71	$40	0.04%	0.00%	to	1.40%		-41.32%	
2007	425	$12.66	to	$12.99	$5,433	1.43%	0.00%	to	1.50%	13.44%	to	14.69%
2006	27	$11.16	to	$11.23	$302	(c)	0.50%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Thornburg Value Portfolio - Adviser Class												
2008	39		$7.53		$295	0.25%		0.35%			-40.24%	
2007	41		$12.60		$521	-		0.35%			6.33%	
2006	5		$11.85		$54	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Thornburg Value Portfolio - Initial Class												
2008	4,224	$4.48	to	$21.60	$61,486	0.54%	0.00%	to	1.50%	-40.74%	to	-39.78%
2007	4,540	$7.56	to	$36.21	$113,433	0.45%	0.00%	to	1.50%	5.60%	to	7.23%
2006	5,003	$7.15	to	$34.10	$117,356	0.47%	0.00%	to	1.50%	15.11%	to	16.85%
2005	5,863	$9.90	to	$29.48	$118,725	0.78%	0.00%	to	1.50%	0.00%	to	1.56%
2004	7,187	$9.80	to	$29.32	$143,585	0.44%	0.00%	to	1.50%	11.16%	to	12.65%
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class												
2008	6		$6.75		$43	3.57%		0.35%			-40.27%	
2007	1		$11.30		$13	(d)		0.35%			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2008	6,593	$5.74	to	$12.52	$64,277	2.42%	0.00%	to	1.95%	-40.95%	to	-5.47%
2007	7,798	$11.71	to	$20.79	$126,472	0.72%	0.00%	to	1.95%	-37.09%	to	1.17%
2006	8,239	$11.75	to	$20.55	$135,280	0.80%	0.00%	to	1.95%	12.23%	to	14.55%
2005	9,161	$10.42	to	$17.94	$134,490	0.87%	0.00%	to	1.50%	7.49%	to	9.39%
2004	10,068	$9.67	to	$16.40	$135,468	0.78%	0.00%	to	1.50%	13.00%	to	15.41%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2008	1		$6.56		$6	-		1.00%			-40.58%	
2007	1		$11.04		$6	-		1.00%			-0.09%	
2006	-		$11.05		$3	(c)		1.00%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Van Kampen Comstock Portfolio - Adviser Class												
2008	28		$7.35		$206	3.06%		0.35%			-36.80%	
2007	33		$11.63		$382	1.50%		0.35%			-2.92%	
2006	13		$11.98		$151	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Van Kampen Comstock Portfolio - Service Class												
2008	4,775	$6.03	to	$10.31	$42,974	3.72%	0.00%	to	1.95%	-37.70%	to	-36.68%
2007	5,857	$12.01	to	$16.39	$83,912	1.24%	0.25%	to	1.95%	-3.74%	to	-2.54%
2006	6,763	$12.38	to	$16.94	$100,241	0.74%	0.30%	to	1.95%	13.56%	to	15.52%
2005	7,429	$11.46	to	$14.77	$98,136	0.60%	0.00%	to	1.50%	1.97%	to	3.10%
2004	5,605	$11.21	to	$14.42	$71,730	-	0.40%	to	1.95%	15.01%	to	16.27%
ING Van Kampen Equity and Income Portfolio - Adviser Class												
2008	35		$8.88		$308	7.05%		0.35%			-24.04%	
2007	17		$11.69		$203	2.68%		0.35%			2.72%	
2006	2		$11.38		$21	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Equity and Income Portfolio - Initial Class												
2008	23,075	$7.48	to	$10.03	$216,996	5.17%	0.00%	to	1.95%	-30.76%	to	-21.09%
2007	26,353	$11.95	to	$13.08	$325,269	2.45%	0.00%	to	1.95%	-1.13%	to	8.09%
2006	31,545	$11.77	to	$12.63	$378,557	1.93%	0.00%	to	1.95%	6.18%	to	12.67%
2005	31,676	$10.66	to	$11.21	$344,729	(b)	0.00%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Van Kampen Equity and Income Portfolio - Service Class												
2008	5	$29.41	to	$30.80	$157	5.22%	0.60%	to	1.25%	-24.51%	to	-24.03%
2007	5	$12.58	to	$40.54	$188	2.88%	0.60%	to	1.25%	2.02%	to	2.66%
2006	3	$12.33	to	$39.49	$90	2.00%	0.60%	to	1.25%	10.98%	to	11.31%
2005	-	$11.11	to	$34.76	$13	-	1.00%	to	1.25%	6.42%	to	6.69%
2004	105	$10.44	to	$33.04	$2,372	0.37%	0.55%	to	1.50%	8.97%	to	9.99%
ING VP Strategic Allocation Conservative Portfolio - Class I												
2008	1,959	$7.64	to	$16.17	$25,840	4.38%	0.00%	to	1.95%	-25.08%	to	-23.58%
2007	2,130	$11.88	to	$21.16	$37,661	3.11%	0.00%	to	1.95%	4.12%	to	5.81%
2006	2,335	$11.41	to	$20.00	$39,520	2.61%	0.00%	to	1.95%	6.22%	to	8.40%
2005	4,513	$10.97	to	$18.82	$73,683	1.50%	0.00%	to	1.70%	3.09%	to	4.67%
2004	4,481	$10.67	to	$18.08	$70,666	1.25%	0.00%	to	1.55%	8.56%	to	9.97%
ING VP Strategic Allocation Growth Portfolio - Class I												
2008	4,099	$6.30	to	$15.01	$48,875	2.56%	0.00%	to	1.95%	-37.31%	to	-26.13%
2007	4,414	$11.45	to	$23.47	$84,589	1.70%	0.00%	to	1.95%	-11.33%	to	5.05%
2006	4,732	$11.07	to	$22.35	$88,592	1.35%	0.00%	to	1.95%	11.01%	to	13.22%
2005	4,786	$11.29	to	$19.77	$81,185	1.18%	0.00%	to	1.70%	2.45%	to	6.19%
2004	5,143	$10.83	to	$18.78	$81,653	1.05%	0.00%	to	1.55%	10.31%	to	14.79%
ING VP Strategic Allocation Moderate Portfolio - Class I												
2008	3,902	$6.91	to	$15.34	$46,525	3.19%	0.00%	to	1.60%	-31.57%	to	-30.47%
2007	4,075	$11.78	to	$22.07	$73,150	2.16%	0.00%	to	1.60%	3.82%	to	5.49%
2006	4,726	$11.34	to	$20.93	$82,807	1.80%	0.00%	to	1.60%	9.37%	to	11.21%
2005	2,405	$10.68	to	$18.45	$39,166	2.10%	0.00%	to	1.70%	2.19%	to	3.83%
2004	2,282	$10.48	to	$17.77	$36,460	1.81%	0.00%	to	1.55%	6.38%	to	7.76%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Growth and Income Portfolio - Class A												
2008	56		$6.67		$371	1.89%		0.35%			-38.18%	
2007	15		$10.79		$158	(d)		0.35%			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING VP Growth and Income Portfolio - Class I												
2008	59,428	$6.10	to	$213.96	$926,638	1.44%	0.00%	to	1.95%	-38.89%	to	-6.86%
2007	70,409	$10.98	to	$346.30	$1,758,568	1.34%	0.00%	to	1.95%	-29.85%	to	7.42%
2006	80,060	$10.30	to	$325.50	$1,940,188	1.15%	0.00%	to	1.95%	12.51%	to	14.17%
2005	91,075	$9.09	to	$287.09	$1,975,255	1.00%	0.00%	to	1.50%	6.51%	to	8.13%
2004	108,588	$8.47	to	$267.99	$2,182,323	2.32%	0.00%	to	1.50%	6.78%	to	21.16%
ING VP Growth and Income Portfolio - Class S												
2008	46	$6.66	to	$6.70	$305	2.96%	0.30%	to	0.75%	-38.22%	to	-37.96%
2007	9	$10.78	to	$10.80	$101	(d)	0.30%	to	0.75%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
ING GET U.S. Core Portfolio - Series 3												
2008	1,716	$10.09	to	$10.46	$17,658	2.17%	1.00%	to	1.75%	-5.17%	to	-4.14%
2007	2,154	$10.63	to	$10.94	$23,204	2.54%	1.00%	to	1.75%	2.61%	to	3.99%
2006	2,678	$10.30	to	$10.52	$27,885	2.54%	1.00%	to	1.75%	4.46%	to	5.31%
2005	3,740	$9.86	to	$9.99	$37,121	2.01%	1.00%	to	1.75%	-1.00%	to	-0.20%
2004	5,300	$9.95	to	$10.02	$52,924	-	1.00%	to	1.75%	-0.40%	to	0.20%
ING GET U.S. Core Portfolio - Series 5												
2008	46	$10.55	to	$10.56	$481	1.40%		1.75%			-8.97%	
2007	57	$11.59	to	$11.60	$660	1.78%		1.75%		0.35%	to	0.43%
2006	59		$11.55		$685	1.94%		1.75%			9.27%	
2005	61		$10.57		$645	0.89%		1.75%			0.96%	
2004	66		$10.47		$696	(a)		1.75%			(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2008	216	$10.33	to	$10.34	$2,235	1.82%		1.75%		-7.85%	to	-7.76%
2007	260	$11.20	to	$11.21	$2,918	2.25%		1.75%		1.45%	to	1.54%
2006	356	$11.04	to	$11.05	$3,931	2.33%		1.75%		8.55%	to	8.65%
2005	454		$10.17		$4,616	0.39%		1.75%			0.89%	
2004	556		$10.08		$5,605	(a)		1.75%			(a)	
ING GET U.S. Core Portfolio - Series 7												
2008	195	$10.33	to	$10.63	$2,036	1.98%	1.00%	to	1.75%	-6.68%	to	-5.93%
2007	226	$11.06	to	$11.30	$2,516	2.37%	1.00%	to	1.75%	1.47%	to	2.26%
2006	325	$10.90	to	$11.05	$3,556	2.41%	1.00%	to	1.75%	8.35%	to	9.19%
2005	391	$10.06	to	$10.12	$3,939	0.05%	1.00%	to	1.75%	0.60%	to	1.10%
2004	402		$10.00		$4,017	(a)	1.00%	to	1.25%		(a)	
ING GET U.S. Core Portfolio - Series 8												
2008	75	$10.28	to	$10.29	$774	1.95%		1.75%		-8.13%	to	-8.04%
2007	87	$11.18	to	$11.19	$969	1.94%		1.75%			1.82%	
2006	137	$10.98	to	$10.99	$1,507	1.77%		1.75%		8.71%	to	8.81%
2005	154		$10.10		$1,556	(b)		1.75%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 9												
2008	14		$10.27		$142	1.96%		1.75%			-6.81%	
2007	15		$11.02		$164	2.41%		1.75%		2.04%	to	2.13%
2006	16	$10.79	to	$10.80	$168	1.48%		1.75%			8.22%	
2005	22	$9.97	to	$9.98	$220	(b)		1.75%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 10												
2008	7		$10.35		$70	2.74%		1.75%			-5.48%	
2007	7		$10.95		$76	1.32%		1.75%			1.77%	
2006	7		$10.76		$76	0.84%		1.75%			7.82%	
2005	11		$9.98		$107	(b)		1.75%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2008	3		$10.52		$32	2.53%		1.75%			-1.22%	
2007	4		$10.65		$47	4.26%		1.75%			0.28%	
2006	4		$10.62		$47	0.08%		1.75%		5.99%	to	6.09%
2005	8	$10.01	to	$10.02	$80	(b)	1.15%	to	1.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING BlackRock Global Science and Technology Portfolio - Class I												
2008	7,555	$2.88	to	$9.65	$23,396	-	0.00%	to	1.60%	-40.75%	to	-39.74%
2007	8,355	$4.86	to	$16.07	$42,834	-	0.00%	to	1.90%	17.02%	to	19.06%
2006	8,763	$4.14	to	$13.50	$37,594	-	0.00%	to	1.60%	5.60%	to	7.21%
2005	10,034	$3.92	to	$11.04	$40,552	-	0.00%	to	1.50%	10.06%	to	11.83%
2004	11,027	$3.56	to	$10.00	$40,737	-	0.00%	to	1.50%	-2.73%	to	132.01%
ING International Index Portfolio - Class I												
2008	37	$5.92	to	$5.95	$220	(e)	0.30%	to	1.25%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I												
2008	153	$10.17	to	$10.27	$1,559	(e)	0.00%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Opportunistic Large Cap Growth Portfolio - Class I												
2008	3,372	$3.76	to	$11.05	$30,414	0.81%	0.00%	to	1.50%	-44.90%	to	-44.08%
2007	3,772	$6.82	to	$19.80	$62,321	0.17%	0.00%	to	1.50%	15.99%	to	17.83%
2006	4,698	$5.88	to	$16.86	$67,837	0.06%	0.00%	to	1.50%	1.12%	to	2.69%
2005	5,519	$5.81	to	$16.49	$78,900	0.68%	0.00%	to	1.50%	7.77%	to	9.38%
2004	6,937	$5.37	to	$15.14	$89,883	0.12%	0.00%	to	1.50%	5.63%	to	6.92%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Opportunistic Large Cap Value Portfolio - Class I												
2008	3,555	$6.24	to	$15.47	$44,326	2.10%	0.00%	to	1.85%	-36.59%	to	-35.65%
2007	4,155	$12.12	to	$24.08	$82,179	1.70%	0.00%	to	1.60%	1.40%	to	3.00%
2006	4,980	$11.84	to	$23.34	$96,810	1.42%	0.00%	to	1.60%	14.29%	to	16.06%
2005	5,822	$10.27	to	$20.11	$97,980	1.77%	0.00%	to	1.50%	5.44%	to	7.03%
2004	6,985	$9.66	to	$18.79	$110,369	0.80%	0.00%	to	1.50%	8.48%	to	9.86%
ING Russell™ Large Cap Index Portfolio - Class I												
2008	403	$6.62	to	$6.68	$2,675	(e)	0.00%	to	1.45%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2008	224	$5.91	to	$5.96	$1,329	(e)	0.00%	to	1.25%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Small Cap Index Portfolio - Class I												
2008	91	$6.94	to	$6.99	$635	(e)	0.25%	to	1.40%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING VP Index Plus LargeCap Portfolio - Class I												
2008	19,363	$5.99	to	$15.43	$247,468	2.11%	0.00%	to	1.95%	-38.41%	to	-37.20%
2007	22,182	$9.68	to	$24.64	$469,092	1.25%	0.00%	to	1.95%	2.98%	to	5.00%
2006	26,449	$9.36	to	$23.55	$539,452	1.08%	0.00%	to	1.95%	12.29%	to	14.59%
2005	29,222	$11.05	to	$20.64	$532,133	1.22%	0.00%	to	1.85%	3.46%	to	5.37%
2004	32,461	$10.67	to	$19.66	$562,520	0.99%	0.00%	to	1.95%	8.92%	to	10.32%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus LargeCap Portfolio - Class S												
2008	43	$7.58			$325	1.52%	0.35%			-37.56%		
2007	28	$12.14			$334	-	0.35%			4.39%		
2006	1	$11.63			$7	(c)	0.35%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING VP Index Plus MidCap Portfolio - Class I												
2008	14,637	$6.03	to	$16.74	$212,512	1.44%	0.00%	to	2.10%	-38.76%	to	-37.58%
2007	16,185	$13.29	to	$26.82	$381,531	0.81%	0.00%	to	1.95%	3.51%	to	5.23%
2006	18,518	$12.68	to	$25.09	$421,728	0.62%	0.00%	to	1.95%	7.28%	to	9.43%
2005	19,654	$12.22	to	$23.22	$416,465	0.44%	0.00%	to	1.95%	9.08%	to	11.15%
2004	18,764	$11.22	to	$20.56	$361,470	0.40%	0.00%	to	1.85%	14.85%	to	16.29%
ING VP Index Plus MidCap Portfolio - Class S												
2008	36	$7.29			$260	1.33%	0.35%			-37.90%		
2007	29	$11.74			$343	0.52%	0.35%			4.92%		
2006	4	$11.19			$43	(c)	0.35%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING VP Index Plus SmallCap Portfolio - Class I												
2008	7,836	$6.19	to	$12.68	$85,771	0.96%	0.00%	to	2.10%	-34.86%	to	-33.54%
2007	9,070	$12.14	to	$19.08	$151,310	0.48%	0.00%	to	2.15%	-8.00%	to	-6.48%
2006	10,525	$13.03	to	$20.09	$189,877	0.41%	0.00%	to	1.95%	11.75%	to	13.78%
2005	11,258	$12.34	to	$17.88	$182,246	0.30%	0.00%	to	1.85%	5.65%	to	7.65%
2004	10,466	$11.68	to	$16.34	$158,486	0.15%	0.00%	to	1.85%	20.22%	to	21.76%
ING VP Index Plus SmallCap Portfolio - Class S												
2008	8	$7.05			$58	-	0.35%			-33.86%		
2007	8	$10.66			$90	-	0.35%			-6.82%		
2006	5	$11.44			$52	(c)	0.35%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Small Company Portfolio - Class I												
2008	5,178	$6.59	to	$21.76	$86,261	1.08%	0.00%	to	1.50%	-32.09%	to	-31.10%
2007	5,336	$14.34	to	$31.63	$135,138	0.19%	0.00%	to	1.50%	4.29%	to	5.90%
2006	6,886	$13.75	to	$29.99	$169,087	0.39%	0.00%	to	1.50%	15.06%	to	16.80%
2005	7,440	$12.03	to	$25.78	$158,729	0.14%	0.00%	to	1.50%	8.64%	to	10.28%
2004	9,070	$11.02	to	$23.47	$175,779	0.28%	0.00%	to	1.50%	12.69%	to	14.09%
ING VP Small Company Portfolio - Class S												
2008	12		$8.52		$100	1.07%		0.35%			-31.46%	
2007	7		$12.43		$87	-		0.35%			5.34%	
2006	1		$11.80		$11	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING VP International Value Portfolio - Class I												
2008	7,918	$5.67	to	$11.79	$84,985	2.94%	0.00%	to	1.70%	-43.63%	to	-42.79%
2007	8,365	$16.66	to	$20.79	$158,131	1.78%	0.00%	to	1.55%	11.69%	to	13.15%
2006	7,376	$14.78	to	$18.51	$123,753	2.42%	0.30%	to	1.55%	27.45%	to	29.01%
2005	5,941	$12.35	to	$14.45	$78,444	2.43%	0.00%	to	1.55%	7.82%	to	9.15%
2004	4,834	$11.49	to	$13.33	$58,379	1.23%	0.30%	to	1.50%	15.63%	to	16.94%
ING VP International Value Portfolio - Class S												
2008	29		$8.65		$248	3.02%		0.35%			-42.52%	
2007	32		$15.05		$480	1.48%		0.35%			12.65%	
2006	5		$13.36		$60	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING VP MidCap Opportunities Portfolio - Class I												
2008	935	$6.36	to	$10.69	$8,648	-	0.00%	to	1.50%	-38.51%	to	-37.84%
2007	649	$14.57	to	$17.22	$9,758	-	0.20%	to	1.50%	23.79%	to	25.10%
2006	509	$11.77	to	$12.55	$6,141	-	0.40%	to	1.50%	6.21%	to	7.25%
2005	467	$11.08	to	$12.83	$5,277	-	0.50%	to	1.50%	0.87%	to	9.78%
2004	536	$10.19	to	$11.43	$5,546	-	0.55%	to	1.50%	9.81%	to	20.57%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP MidCap Opportunities Portfolio - Class S												
2008	12		$8.69		$108	-		0.35%			-37.93%	
2007	5		$14.00		$70	-		0.35%			25.00%	
2006	-		$11.20		$3	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING VP SmallCap Opportunities Portfolio - Class I												
2008	1,290	$6.14	to	$9.68	$8,367	-	0.00%	to	1.50%	-35.44%	to	-34.62%
2007	1,200	$9.51	to	$15.30	$11,915	-	0.20%	to	1.50%	8.44%	to	9.67%
2006	1,122	$8.77	to	$13.46	$10,191	-	0.40%	to	1.50%	10.87%	to	12.17%
2005	1,146	$7.91	to	$8.97	$9,331	-	0.40%	to	1.50%	1.86%	to	8.64%
2004	1,087	$7.36	to	$8.08	$8,178	-	0.40%	to	1.50%	8.53%	to	16.59%
ING VP SmallCap Opportunities Portfolio - Class S												
2008	6		$8.20		$47	-		0.35%			-34.82%	
2007	1		$12.58		$17	-		0.35%			9.39%	
2006	1		$11.50		$10	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING VP Balanced Portfolio - Class I												
2008	17,863	$7.13	to	$28.80	$314,926	3.72%	0.00%	to	1.95%	-29.49%	to	1.49%
2007	21,542	$12.24	to	$40.44	$528,434	2.68%	0.00%	to	1.95%	-27.07%	to	5.54%
2006	24,020	$11.74	to	$38.67	$588,364	2.43%	0.00%	to	1.95%	7.84%	to	9.99%
2005	27,567	$11.37	to	$35.49	$637,454	2.34%	0.00%	to	1.50%	2.69%	to	4.25%
2004	30,971	$11.05	to	$34.36	$692,148	1.99%	0.00%	to	1.50%	7.78%	to	9.12%
ING VP Intermediate Bond Portfolio - Class I												
2008	18,571	$9.22	to	$83.76	$350,384	5.64%	0.00%	to	2.05%	-10.25%	to	6.66%
2007	19,947	$11.00	to	$92.31	$421,252	3.81%	0.00%	to	1.95%	-11.31%	to	5.99%
2006	19,472	$10.56	to	$87.81	$400,146	3.99%	0.00%	to	1.95%	2.02%	to	4.12%
2005	19,951	$10.32	to	$76.25	$405,018	3.79%	0.00%	to	1.90%	1.37%	to	3.16%
2004	20,579	$10.21	to	$74.70	$407,745	1.50%	0.00%	to	1.95%	3.31%	to	4.59%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Intermediate Bond Portfolio - Class S												
2008	22		$9.64		$212	5.64%		0.35%			-8.88%	
2007	23		$10.58		$249	6.90%		0.35%			5.27%	
2006	1		$10.05		$12	(c)		0.35%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING VP Money Market Portfolio - Class I												
2008	32,012	$10.33	to	$57.58	$541,019	5.05%	0.00%	to	1.95%	0.93%	to	13.38%
2007	26,790	$10.73	to	$56.29	$520,246	3.62%	0.00%	to	1.70%	-7.17%	to	5.16%
2006	19,298	$10.51	to	$53.71	$362,772	2.23%	0.00%	to	1.50%	3.32%	to	4.92%
2005	14,234	$10.15	to	$51.39	$210,711	1.20%	0.00%	to	1.50%	1.47%	to	3.03%
2004	14,934	$9.98	to	$50.07	$216,952	1.09%	0.00%	to	1.50%	-0.49%	to	0.76%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2008	9	$16.64	to	$26.71	$236	2.32%	0.50%	to	1.45%	-17.06%	to	-16.23%
2007	13	$13.48	to	$32.14	$367	2.63%	0.30%	to	1.45%	8.96%	to	9.95%
2006	14	$12.22	to	$29.45	$394	1.90%	0.40%	to	1.45%	9.10%	to	10.17%
2005	20	$12.45	to	$26.93	$508	0.01%	0.50%	to	1.50%	6.38%	to	7.28%
2004	16,735	$10.06	to	$26.46	$356,943	2.17%	0.00%	to	1.95%	6.91%	to	8.29%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2008	5	$15.77	to	$23.44	$98	4.06%	0.50%	to	1.50%	4.71%	to	5.53%
2007	5	$15.06	to	$22.38	$99	4.67%	0.50%	to	1.25%	5.67%	to	6.47%
2006	6	$14.25	to	$21.18	$114	4.37%	0.50%	to	1.25%	2.97%	to	3.71%
2005	7	$14.34	to	$20.57	$146	0.02%	0.55%	to	1.25%	0.73%	to	1.39%
2004	4,497	$10.30	to	$21.35	$78,169	5.55%	0.00%	to	1.50%	2.39%	to	3.69%
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares												
2008	7	$8.17	to	$14.72	$75	0.89%	0.50%	to	1.40%	-40.58%	to	-40.01%
2007	7	$13.66	to	$25.03	$150	0.67%	0.50%	to	1.40%	13.50%	to	14.51%
2006	8	$11.96	to	$22.00	$148	0.43%	0.50%	to	1.40%	9.82%	to	10.86%
2005	11	$9.95	to	$18.49	$185	-	0.30%	to	1.40%	2.84%	to	3.90%
2004	12,324	$9.60	to	$19.79	$199,501	0.13%	0.00%	to	1.50%	2.98%	to	4.25%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares												
2008	15	$10.77	to	$17.72	$240	0.27%	0.30%	to	1.50%	-44.52%	to	-43.95%
2007	17	$19.37	to	$31.89	$490	0.21%	0.45%	to	1.45%	20.28%	to	21.49%
2006	19	$15.92	to	$26.46	$466	-	0.25%	to	1.45%	11.97%	to	13.37%
2005	22	$14.12	to	$23.58	$489	-	0.25%	to	1.50%	10.59%	to	11.99%
2004	25,472	$10.94	to	$24.72	$458,336	-	0.00%	to	1.50%	18.99%	to	20.42%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares												
2008	12	$7.49	to	$14.85	$154	1.27%	0.45%	to	1.50%	-45.34%	to	-44.94%
2007	13	$13.70	to	$30.90	$317	0.90%	0.45%	to	1.25%	8.25%	to	9.18%
2006	15	$12.54	to	$28.51	$353	1.61%	0.45%	to	1.25%	16.74%	to	17.68%
2005	19	$10.68	to	$21.50	$381	-	0.30%	to	1.25%	4.57%	to	5.53%
2004	24,107	$9.48	to	$23.32	$425,591	0.95%	0.00%	to	1.50%	3.20%	to	4.47%
Lazard U.S. Mid Cap Equity Portfolio - Open Shares												
2008	73	$5.30	to	$5.42	$388	2.24%	0.00%	to	1.25%	-39.36%	to	-38.48%
2007	37	$8.74	to	$8.81	$326	(d)	0.00%	to	1.25%	(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		
LKCM Aquinas Growth Fund												
2008	26	$8.01			$206	-	1.05%			-33.80%		
2007	19	$12.10			$236	-	1.05%			0.08%		
2006	17	$10.87			$183	(c)	0.90%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
Loomis Sayles Small Cap Value Fund - Retail Class												
2008	126	$7.14	to	$7.20	$905	(e)	0.25%	to	1.50%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Lord Abbett Mid-Cap Value Fund, Inc. - Class A												
2008	85	$8.15	to	$10.13	$739	1.80%	0.55%	to	1.90%	-40.51%	to	-39.78%
2007	87	$13.80	to	$16.89	$1,257	0.51%	0.50%	to	1.75%	-1.15%	to	0.07%
2006	75	$13.96	to	$16.97	$1,081	0.56%	0.50%	to	1.75%	10.36%	to	11.81%
2005	63	$12.65	to	$15.26	$818	0.54%	0.50%	to	1.75%	6.47%	to	7.65%
2004	24	$11.91	to	$14.25	$290	(a)	0.50%	to	1.60%		(a)	
Lord Abbett Small-Cap Value Fund - Class A												
2008	91	$11.40	to	$12.03	$1,074	0.22%	0.55%	to	1.65%	-32.18%	to	-31.45%
2007	96	$16.81	to	$17.52	$1,648	0.13%	0.60%	to	1.65%	8.59%	to	9.68%
2006	88	$15.44	to	$15.91	$1,379	-	0.70%	to	1.75%	18.40%	to	19.56%
2005	74	$13.04	to	$13.31	$980	-	0.70%	to	1.75%	11.41%	to	12.42%
2004	45	$11.74	to	$11.84	$530	(a)	0.65%	to	1.60%		(a)	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2008	8,061	$5.71	to	$11.16	$75,150	1.22%	0.00%	to	1.50%	-40.23%	to	-39.51%
2007	9,441	$12.71	to	$18.59	$146,234	0.44%	0.20%	to	1.50%	-0.95%	to	0.38%
2006	10,067	$12.72	to	$18.67	$156,234	0.50%	0.25%	to	1.50%	10.54%	to	11.88%
2005	10,499	$12.93	to	$16.80	$147,309	0.51%	0.30%	to	1.50%	6.67%	to	7.94%
2004	7,424	$12.45	to	$15.68	$96,241	0.40%	0.00%	to	1.50%	22.18%	to	36.28%
Massachusetts Investors Growth Stock Fund - Class A												
2008	46	$7.88	to	$8.09	$364	0.36%	0.65%	to	1.20%	-37.66%	to	-37.38%
2007	58	$12.55	to	$12.92	$737	0.45%	0.65%	to	1.40%	10.10%	to	10.59%
2006	52	$11.38	to	$11.61	$596	-	0.80%	to	1.50%	6.37%	to	6.61%
2005	39	$10.79	to	$10.89	$421	(f)	0.80%	to	1.30%		(f)	
2004	17	$10.55	to	$10.58	$180	(a)	0.70%	to	0.95%		(a)	
Morgan Stanley U.S. Small Cap Value Portfolio - Class I												
2008	114		$7.40		$841	(e)		-			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Neuberger Berman Socially Responsive Fund® - Trust Class												
2008	318	$6.12	to	$7.07	$2,187	0.72%	0.00%	to	1.60%	-39.86%	to	-39.08%
2007	175	$11.28	to	$11.54	$1,985	0.80%	0.25%	to	1.55%	5.62%	to	6.79%
2006	48	$10.68	to	$10.77	$519	(c)	0.40%	to	1.50%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
New Perspective Fund®, Inc. - Class R-3												
2008	254	$9.89	to	$10.62	$2,657	1.79%	0.00%	to	1.45%	-38.99%	to	-38.08%
2007	238	$16.21	to	$17.15	$4,038	2.44%	0.00%	to	1.45%	14.34%	to	15.34%
2006	83	$14.18	to	$14.75	$1,204	1.64%	0.20%	to	1.55%	18.17%	to	19.17%
2005	40	$12.16	to	$12.36	$486	1.45%	0.25%	to	1.10%	9.98%	to	10.56%
2004	18	$11.12	to	$11.17	$204	(a)	0.30%	to	0.80%		(a)	
New Perspective Fund®, Inc. - Class R-4												
2008	3,763	$6.11	to	$10.97	$39,040	2.60%	0.00%	to	1.50%	-38.80%	to	-37.81%
2007	2,456	$15.58	to	$17.64	$41,461	2.12%	0.00%	to	1.50%	14.23%	to	15.56%
2006	1,896	$13.57	to	$15.13	$27,925	1.55%	0.30%	to	1.50%	18.09%	to	19.46%
2005	1,760	$11.44	to	$12.78	$22,033	1.87%	0.00%	to	1.50%	9.56%	to	10.64%
2004	762	$11.30	to	$11.66	$8,638	(a)	0.55%	to	1.50%		(a)	
Oppenheimer Capital Appreciation Fund - Class A												
2008	53	$6.69	to	$7.03	$363	-	0.55%	to	1.55%	-46.74%	to	-46.17%
2007	47	$12.56	to	$13.06	$597	-	0.55%	to	1.55%	12.19%	to	13.17%
2006	36	$11.24	to	$11.54	$414	-	0.55%	to	1.45%	6.62%	to	6.79%
2005	30	$10.65	to	$10.76	$316	0.75%	0.70%	to	1.25%	3.40%	to	3.96%
2004	21	$10.27	to	$10.36	$217	(a)	0.65%	to	1.60%		(a)	
Oppenheimer Developing Markets Fund - Class A												
2008	3,873	$5.11	to	$37.41	$114,355	1.45%	0.00%	to	1.65%	-48.87%	to	-48.03%
2007	4,018	$23.12	to	$71.98	$230,998	0.96%	0.00%	to	1.95%	31.54%	to	33.43%
2006	3,743	$17.39	to	$52.76	$163,882	1.30%	0.30%	to	1.75%	23.14%	to	24.56%
2005	3,268	$17.98	to	$41.82	$115,468	1.74%	0.50%	to	1.65%	38.95%	to	40.45%
2004	1,557	$12.94	to	$29.69	$37,377	2.10%	0.55%	to	1.65%		31.71%	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Global Securities/VA												
2008	17	$9.06	to	$15.97	$247	1.70%	0.45%	to	1.75%	-41.25%	to	-40.45%
2007	23	$15.42	to	$26.82	$578	1.49%	0.45%	to	1.75%	4.87%	to	5.84%
2006	32	$14.74	to	$25.34	$765	1.02%	0.45%	to	1.80%	16.01%	to	17.15%
2005	35	$12.74	to	$21.63	$711	2.11%	0.45%	to	1.85%	12.61%	to	13.78%
2004	22,250	$11.36	to	$19.26	$410,368	1.10%	0.00%	to	1.80%	17.37%	to	18.89%
Oppenheimer Main Street Fund®/VA												
2008	10	$5.99	to	$6.76	$63	1.12%	1.25%	to	1.50%	-39.37%	to	-39.21%
2007	11	$9.88	to	$11.12	$115	0.84%	1.25%	to	1.50%	2.92%	to	3.15%
2006	13	$9.60	to	$10.78	$123	1.67%	1.25%	to	1.50%	13.34%	to	13.59%
2005	-		-		$41	-		-			-	
2004	-		-		$43	-	1.25%	to	1.50%		-	
Oppenheimer Main Street Small Cap Fund®/VA												
2008	578	$5.85	to	$9.19	$4,655	0.52%	0.00%	to	1.50%	-38.76%	to	-38.01%
2007	531	$12.90	to	$14.92	$6,971	0.31%	0.25%	to	1.50%	-2.71%	to	-1.48%
2006	351	$13.26	to	$15.26	$4,722	0.10%	0.30%	to	1.50%	13.33%	to	14.43%
2005	89	$11.70	to	$13.40	$1,052	2.38%	0.50%	to	1.50%		8.62%	
2004	-		$12.30		$5	(a)		1.25%			(a)	
Oppenheimer MidCap Fund/VA												
2008	4	$2.76	to	$5.50	$13	-	1.25%	to	1.50%	-49.91%	to	-49.73%
2007	4	$5.51	to	$10.94	$31	-	1.25%	to	1.50%		4.99%	
2006	-		$10.42		$1	-		1.25%			1.66%	
2005	-		-		$3	-		-			-	
2004	-		-		$3	-		1.25%			-	
Oppenheimer Strategic Bond Fund/VA												
2008	7	$13.54	to	$14.99	$105	5.22%	0.50%	to	1.45%	-15.43%	to	-14.70%
2007	7	$16.01	to	$17.48	$125	3.94%	0.55%	to	1.45%	8.10%	to	9.11%
2006	8	$14.81	to	$16.02	$128	3.91%	0.55%	to	1.45%	5.94%	to	6.87%
2005	11	$13.98	to	$15.10	$154	9.58%	0.45%	to	1.45%	1.16%	to	2.17%
2004	3,306	$10.88	to	$14.98	$47,078	4.44%	0.00%	to	1.95%	7.08%	to	8.47%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pax World Balanced Fund												
2008	4,896	$6.89	to	$9.87	$44,509	1.99%	0.00%	to	1.75%	-31.93%	to	-30.74%
2007	4,498	$12.75	to	$14.25	$59,458	1.79%	0.00%	to	1.75%	7.49%	to	9.16%
2006	4,112	$11.83	to	$12.90	$50,097	1.66%	0.30%	to	1.75%	9.03%	to	10.07%
2005	4,818	$10.85	to	$11.76	$54,353	1.65%	0.00%	to	1.65%	3.72%	to	4.87%
2004	1,550	$10.45	to	$11.12	$16,523	0.96%	0.55%	to	1.65%	11.98%	to	12.45%
PIMCO Real Return Portfolio - Administrative Class												
2008	6,215	$9.53	to	$11.50	$67,423	4.31%	0.00%	to	1.65%	-8.45%	to	-7.03%
2007	2,861	$10.72	to	$12.37	$34,027	4.42%	0.00%	to	1.50%	8.91%	to	10.55%
2006	2,338	$10.15	to	$11.19	$25,436	4.36%	0.00%	to	1.50%	-0.74%	to	0.36%
2005	2,096	$10.52	to	$11.10	$22,843	3.20%	0.40%	to	1.50%	0.56%	to	1.48%
2004	882	$10.43	to	$10.83	$9,519	(a)	0.60%	to	1.50%		(a)	
Pioneer High Yield Fund - Class A												
2008	328	$7.37	to	$7.95	$2,557	7.36%	0.20%	to	1.75%	-38.07%	to	-37.15%
2007	273	$11.81	to	$12.65	$3,394	4.89%	0.20%	to	1.95%	5.03%	to	6.37%
2006	161	$11.33	to	$11.78	$1,880	4.89%	0.40%	to	1.75%	8.63%	to	10.10%
2005	70	$10.43	to	$10.69	$742	4.75%	0.45%	to	1.75%	0.67%	to	1.72%
2004	42	$10.38	to	$10.48	$437	(a)	0.60%	to	1.65%		(a)	
Pioneer Emerging Markets VCT Portfolio - Class I												
2008	2,224	$4.12	to	$5.36	$11,735	0.43%	0.00%	to	1.55%	-58.85%	to	-58.26%
2007	2,280	$12.71	to	$12.84	$29,074	(d)	0.00%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
Pioneer Equity Income VCT Portfolio - Class I												
2008	-		$10.36		-	2.69%		0.65%			-30.79%	
2007	79	$13.98	to	$14.97	$1,189	2.95%	0.65%	to	1.25%	-0.43%	to	0.20%
2006	8,116	$13.06	to	$17.75	$119,307	2.59%	0.35%	to	1.95%	20.07%	to	22.02%
2005	5,640	$11.48	to	$14.64	$69,926	2.66%	0.30%	to	1.60%	3.28%	to	5.40%
2004	2,471	$11.02	to	$13.99	$28,279	2.17%	0.00%	to	1.95%	14.64%	to	17.70%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I												
2008	1,510	$6.35	to	$8.12	$11,678	9.26%	0.00%	to	1.50%	-36.41%	to	-35.58%
2007	1,598	$11.89	to	$12.45	$19,319	5.55%	0.25%	to	1.50%	3.99%	to	5.36%
2006	1,065	$11.36	to	$11.75	$12,297	5.72%	0.40%	to	1.50%	6.92%	to	8.10%
2005	646	$10.67	to	$10.94	$6,949	5.69%	0.00%	to	1.50%	0.38%	to	1.31%
2004	419	$10.63	to	$11.03	$4,468	(a)	0.65%	to	1.50%		(a)	
Premier VIT OpCap Mid Cap Portfolio												
2008	437	$5.62	to	$5.76	$2,476	0.42%	0.00%	to	1.50%	-42.54%	to	-41.83%
2007	40	$9.78	to	$9.85	$393	(d)	0.30%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
RiverSource Diversified Equity Income Fund - Class R-4												
2008	237	$6.16	to	$6.21	$1,464	(e)	0.25%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
SMALLCAP World Fund® - Class R-4												
2008	80	$5.44	to	$5.48	$434	(e)	0.25%	to	1.50%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
T. Rowe Price Mid-Cap Value Fund - R Class												
2008	74	$9.16	to	$9.62	$699	0.47%	0.35%	to	1.35%	-35.71%	to	-35.09%
2007	68	$14.14	to	$14.82	$991	1.80%	0.35%	to	1.55%	-1.39%	to	-0.20%
2006	69	$14.34	to	$14.85	$1,010	0.61%	0.35%	to	1.55%	18.15%	to	19.08%
2005	63	$12.20	to	$12.42	$775	0.29%	0.50%	to	1.45%	5.72%	to	6.70%
2004	53	$11.54	to	$11.64	$619	(a)	0.50%	to	1.45%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
T. Rowe Price Value Fund - Advisor Class												
2008	6	$6.79			$44	1.90%	1.00%			-40.44%		
2007	5	$11.40			$61	2.20%	1.00%			-0.44%		
2006	3	$11.45			$30	(c)	1.00%			(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
Templeton Foreign Fund - Class A												
2008	71	$8.88	to	$9.41	$658	3.00%	0.55%	to	1.75%	-46.99%	to	-46.40%
2007	82	$16.75	to	$17.56	$1,410	1.84%	0.55%	to	1.75%	15.20%	to	16.60%
2006	59	$14.54	to	$15.06	$876	2.28%	0.55%	to	1.75%	18.01%	to	19.06%
2005	51	$12.36	to	$12.59	$637	1.84%	0.70%	to	1.65%	8.80%	to	9.86%
2004	39	$11.36	to	$11.46	$450	(a)	0.65%	to	1.65%	(a)		
Templeton Global Bond Fund - Class A												
2008	6,885	$10.59	to	$23.17	$110,722	9.04%	0.00%	to	1.50%	4.73%	to	6.28%
2007	4,997	$12.26	to	$21.80	$72,664	7.52%	0.00%	to	1.50%	9.14%	to	10.83%
2006	2,522	$11.13	to	$19.67	$33,054	5.57%	0.00%	to	1.50%	11.73%	to	12.85%
2005	1,327	$11.07	to	$16.96	$15,341	5.36%	0.50%	to	1.50%	-3.59%	to	-4.49%
2004	572	$11.59	to	$17.55	$6,775	(a)	0.55%	to	1.50%	(a)		
Diversified Value Portfolio												
2008	9	$9.01	to	$9.44	$80	3.09%	0.95%	to	1.95%	-37.34%	to	-36.73%
2007	8	$14.38	to	$14.92	$114	1.87%	0.95%	to	1.95%	2.97%		
2006	7	$14.09	to	$14.49	$100	(g)	0.95%	to	2.00%	(g)		
2005	5	$12.09	to	$12.25	$63	(b)	1.25%	to	2.05%	(b)		
2004	(b)	(b)			(b)	(b)	(b)			(b)		
Equity Income Portfolio												
2008	17	$9.38	to	$9.76	$165	3.84%	1.10%	to	1.95%	-32.23%	to	-31.65%
2007	21	$13.84	to	$14.28	$304	2.23%	1.10%	to	1.95%	3.40%		
2006	17	$13.48	to	$13.81	$235	1.93%	1.10%	to	2.00%	19.36%	to	19.36%
2005	21	$11.39	to	$11.57	$240	2.23%	1.10%	to	2.05%	2.41%	to	3.03%
2004	18	$11.19	to	$11.23	$208	(a)	1.10%	to	1.65%	(a)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Small Company Growth Portfolio												
2008	8	$7.57	to	$7.93	$64	-	0.95%	to	1.95%	-40.63%	to	-40.02%
2007	7	$12.75	to	$13.22	$86	-	0.95%	to	1.95%		2.80%	
2006	1	$12.51	to	$12.86	$18	(g)	0.95%	to	2.00%		(g)	
2005	-	$11.57	to	$11.72	-	(b)	1.25%	to	2.05%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
Wanger International												
2008	1,203	$5.11	to	$5.75	$6,819	1.00%	0.00%	to	1.50%	-46.37%	to	-45.60%
2007	916	$10.46	to	$10.57	$9,623	(d)	0.00%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
Wanger Select												
2008	4,338	$4.80	to	$8.48	$35,288	-	0.00%	to	1.50%	-49.84%	to	-49.04%
2007	4,150	$15.70	to	$16.65	$66,892	-	0.00%	to	1.50%	7.73%	to	9.02%
2006	1,756	$14.45	to	$15.37	$26,052	0.25%	0.15%	to	1.50%	17.90%	to	19.00%
2005	559	$12.40	to	$12.94	$6,985	-	0.60%	to	1.50%	8.87%	to	9.69%
2004	195	$11.39	to	$11.85	$2,227	(a)	0.70%	to	1.50%		(a)	
Wanger USA												
2008	1,727	$5.83	to	$8.89	$14,699	-	0.00%	to	1.50%	-40.59%	to	-37.59%
2007	1,512	$13.11	to	$14.89	$21,526	-	0.05%	to	1.50%	-0.63%	to	4.86%
2006	1,254	$12.52	to	$14.27	$17,111	0.22%	0.15%	to	1.50%	6.31%	to	7.30%
2005	725	$12.66	to	$13.34	$9,257	-	0.00%	to	1.50%	9.61%	to	10.66%
2004	186	$11.55	to	$12.12	$2,155	(a)	0.55%	to	1.50%		(a)	
Washington Mutual Investors Fund[SM], Inc. - Class R-3												
2008	448	$8.39	to	$9.05	$3,911	2.30%	0.00%	to	1.55%	-34.35%	to	-33.31%
2007	395	$12.78	to	$13.57	$5,204	1.77%	0.00%	to	1.55%	2.08%	to	3.38%
2006	301	$12.52	to	$13.02	$3,858	1.62%	0.20%	to	1.55%	15.82%	to	17.24%
2005	198	$10.81	to	$11.09	$2,177	1.64%	0.25%	to	1.55%	1.78%	to	2.88%
2004	115	$10.66	to	$10.77	$1,232	(a)	0.30%	to	1.40%		(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Washington Mutual Investors Fund[SM], Inc. - Class R-4												
2008	6,960	$6.43	to	$9.25	$60,944	2.56%	0.00%	to	1.50%	-34.15%	to	-33.33%
2007	6,883	$12.73	to	$13.71	$91,248	1.97%	0.25%	to	1.50%	2.34%	to	3.56%
2006	6,828	$12.38	to	$13.21	$88,156	1.90%	0.30%	to	1.50%	16.17%	to	17.48%
2005	5,985	$10.60	to	$11.29	$66,271	2.09%	0.40%	to	1.50%	1.94%	to	2.95%
2004	3,309	$10.80	to	$11.08	$35,859	(a)	0.55%	to	1.50%		(a)	
Wells Fargo Advantage Small Cap Value Fund - Class A												
2008	7		$7.12		$46	-		1.00%			-39.04%	
2007	4		$11.68		$47	-		1.00%			9.16%	
2006	2		$10.70		$21	(c)		1.00%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

(a) As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented.
(b) As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented.
(c) As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented.
(d) As this investment Division was not available until 2007, this data is not meaningful and therefore is not presented.
(e) As this investment Division was not available until 2008, this data is not meaningful and therefore is not presented.
(f) As this investment Division is wholly comprised of new contract bands at December 31, 2005, this data is not meaningful and therefore is not presented.
(g) As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented.
(h) As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | Year Ended December 31, | | |
	2008	2007	2006
Revenue:			
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7
Fee income	612.9	769.9	714.8
Premiums	46.9	46.8	37.5
Broker-dealer commission revenue	622.5	568.4	429.2
Net realized capital (losses) gains	(653.1)	(27.6)	3.0
Other income	21.3	20.3	15.7
Total revenue	1,734.2	2,432.5	2,229.9
Benefits and expenses:			
Interest credited and other benefits to contractowners	1,432.4	802.8	783.7
Operating expenses	687.5	652.2	568.3
Broker-dealer commission expense	622.5	568.4	429.2
Net amortization of deferred policy acquisition cost and value of business acquired	128.9	129.2	21.3
Interest expense	1.4	5.5	2.9
Total benefits and expenses	2,872.7	2,158.1	1,805.4
(Loss) income before income taxes	(1,138.5)	274.4	424.5
Income tax (benefit) expense	(108.3)	56.0	122.7
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2008	2007
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $14,632.6 at 2008 and $13,374.7 at 2007)	$ 13,252.2	$ 13,316.3
Equity securities, available-for-sale, at fair value		
(cost of $247.7 at 2008 and $440.1 at 2007)	240.3	446.4
Short-term investments	41.9	167.9
Mortgage loans on real estate	2,107.8	2,089.4
Policy loans	267.8	273.4
Limited partnerships/corporations	513.9	636.1
Other investments	235.2	34.8
Securities pledged (amortized cost of $1,160.5 at 2008 and $940.2 at 2007)	1,225.4	934.1
Total investments	17,884.5	17,898.4
Cash and cash equivalents	203.5	252.3
Short-term investments under securities loan agreement,		
including collateral delivered	483.9	202.7
Accrued investment income	205.8	168.3
Receivables for securities sold	5.5	5.6
Reinsurance recoverable	2,505.6	2,594.4
Deferred policy acquisition costs	865.5	728.6
Value of business acquired	1,832.5	1,253.2
Notes receivable from affiliate	175.0	175.0
Due from affiliates	13.8	10.6
Current income tax recoverable	38.6	-
Property and equipment	114.7	147.4
Other assets	233.3	112.1
Assets held in separate accounts	35,927.7	48,091.2
Total assets	$ 60,489.9	$ 71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31,	
	2008	**2007**
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,782.1	$ 18,569.1
Payables for securities purchased	1.6	0.2
Payables under securities loan agreement, including collateral held	488.3	183.9
Notes payable	17.9	9.9
Borrowed money	615.3	738.4
Due to affiliates	116.7	130.7
Current income taxes	-	56.8
Deferred income taxes	101.1	275.9
Other liabilities	874.7	542.7
Liabilities related to separate accounts	35,927.7	48,091.2
Total liabilities	58,925.4	68,598.8
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,161.3	4,159.3
Accumulated other comprehensive loss	(482.1)	(33.8)
Retained earnings (deficit)	(2,117.5)	(1,087.3)
Total shareholder's equity	1,564.5	3,041.0
Total liabilities and shareholder's equity	$ 60,489.9	$ 71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock		Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)		Retained Earnings (Deficit)		Total Shareholder's Equity
Balance at December 31, 2005	$	2.8	$	4,549.6	$	(5.3)	$	(1,576.4)	$ 2,970.7
Comprehensive income:									
Net income		-		-		-		301.8	301.8
Other comprehensive loss, net of tax:									
Change in net unrealized capital gains (losses) on securities ($(23.4) pretax)		-		-		(10.7)		-	(10.7)
Pension liability and FAS No. 158 transition adjustment ($3.9 pretax)		-		-		2.5		-	2.5
Total comprehensive income									293.6
Cumulative effect of change in accounting principle ($(0.8) pretax)						(0.5)		-	(0.5)
Dividends paid		-		(256.0)		-		-	(256.0)
Employee share-based payments		-		5.9		-		-	5.9
Balance at December 31, 2006		2.8		4,299.5		(14.0)		(1,274.6)	3,013.7
Cumulative effect of change in accounting principle		-		-		-		(31.1)	(31.1)
Balance at January 1, 2007		2.8		4,299.5		(14.0)		(1,305.7)	2,982.6
Comprehensive income:									
Net income		-		-		-		218.4	218.4
Other comprehensive loss, net of tax:									
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)		-		-		(24.4)		-	(24.4)
Pension liability ($7.1 pretax)		-		-		4.6		-	4.6
Total comprehensive income									198.6
Dividends paid		-		(145.0)		-		-	(145.0)
Employee share-based payments		-		4.8		-		-	4.8
Balance at December 31, 2007		2.8		4,159.3		(33.8)		(1,087.3)	3,041.0
Comprehensive loss:									
Net loss		-		-		-		(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:									
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4		-		-		(435.3)		-	(435.3)
Pension liability ($18.7 pretax)		-		-		(13.0)		-	(13.0)
Total comprehensive loss									(1,478.5)
Dividends paid		-		-		-		-	-
Employee share-based payments		-		2.0		-		-	2.0
Balance at December 31, 2008	$	2.8	$	4,161.3	$	(482.1)	$	(2,117.5)	$ 1,564.5

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2008	2007	2006
Cash Flows from Operating Activities:			
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(205.1)	(193.4)	(191.0)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	128.3	133.9	25.9
Net accretion/decretion of discount/premium	87.1	72.7	83.8
Future policy benefits, claims reserves, and			
interest credited	1,296.8	579.6	662.5
Provision for deferred income taxes	25.3	30.4	75.6
Net realized capital losses (gains)	653.1	27.6	(3.0)
Depreciation	56.7	18.2	12.6
Change in:			
Accrued investment income	(37.5)	12.1	23.2
Reinsurance recoverable	88.8	121.0	81.3
Other receivable and assets accruals	(115.3)	(37.0)	(20.1)
Due to/from affiliates	(17.2)	46.4	20.4
Other payables and accruals	(120.3)	17.8	86.3
Other, net	(44.0)	(16.4)	5.9
Net cash provided by operating activities	766.5	1,031.3	1,165.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	9,039.7	10,235.6	10,355.2
Equity securities, available-for-sale	135.0	113.8	91.7
Mortgage loans on real estate	146.5	205.4	197.0
Acquisition of:			
Fixed maturities, available-for-sale	(11,593.4)	(8,425.5)	(8,802.1)
Equity securities, available-for-sale	(54.8)	(243.9)	(149.1)
Mortgage loans on real estate	(168.0)	(415.1)	(680.3)
Policy loans, net	5.6	(4.5)	(6.5)
Derivatives, net	52.6	32.2	1.4
Limited partnerships, net	81.5	(279.5)	(237.6)
Short-term investments, net	126.0	(163.3)	-
Purchases of property and equipment, net	(24.0)	(90.5)	(54.5)
Collateral received (paid)	23.2	(18.8)	-
Other investments	0.7	-	(4.0)
Net cash (used in) provided by investing activities	(2,229.4)	945.9	711.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2008	2007	2006
Cash Flows from Financing Activities:			
Deposits received for investment contracts	3,836.4	1,600.0	1,875.7
Maturities and withdrawals from investment contracts	(2,312.2)	(3,451.2)	(3,420.7)
Short-term loans to affiliates	13.0	45.0	86.0
Short-term repayments	(123.1)	(94.8)	(107.9)
Notes payable	-	9.9	-
Dividends to Parent	-	(145.0)	(256.0)
Net cash provided by (used in) financing activities	1,414.1	(2,036.1)	(1,822.9)
Net (decrease) increase in cash and cash equivalents	(48.8)	(58.9)	53.5
Cash and cash equivalents, beginning of year	252.3	311.2	257.7
Cash and cash equivalents, end of year	$ 203.5	$ 252.3	$ 311.2
Supplemental cash flow information:			
Income taxes (received) paid, net	$ (44.1)	$ 45.1	$ 37.6
Interest paid	$ 23.6	$ 44.6	$ 40.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company. On December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing FAS 157, the Company recognized $1.7, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of the reserves for product guarantees. The impact of implementation was included in Interest credited and other benefits to contractholders on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In October 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which provides clarifying guidance on the application of FAS 157 to financial assets in a market that is not active and was effective upon issuance. FSP FAS 157-3 had no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these Consolidated Financial Statements.

Offsetting of Amounts Related to Certain Contracts

On April 30, 2007, the FASB issued a FSP on FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1"), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company's accounting policy not to offset such fair value amounts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), as investment contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"), which does the following:

- Amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), requiring additional disclosures by sellers of credit derivatives;
- Amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
- Clarifies the effective date of FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161").

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact. New disclosures are included in the Financial Instruments and Commitments and Contingent Liabilities footnotes.

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company's disclosure provided herein.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"), which requires additional disclosures regarding a transferor's continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise's involvement with variable interest entities ("VIEs") and qualifying special purpose entities ("QSPEs").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008. In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement.

Amendments to Impairment Guidance

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"), which amends EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20"). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF 99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder's estimated cash flow, consistent with the impairment model in FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively. In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

New Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and
- How derivative instruments and related hedged items affect an entity's financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosures, the Company has determined that the adoption of FAS 161 will have no financial statement impact. In addition, the Company's derivatives are generally

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

The provisions of FAS 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009.

Equity Method Investment Accounting

In November 2008, the EITF reached consensus on EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, VOBA, and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF 99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments were reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments were reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes. During 2008, due to the current economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2008 and 2007, total accumulated depreciation and amortization was $103.0 and $120.7, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and ranged from 1.6% to 7.8% for the years 2008, 2007, and 2006. Certain reserves may also include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2008, given the current economic environment, which resulted in significant net realized and unrealized losses, the Company did not include net unrealized and unamortized realized losses associated with experience-rated contracts in Future policy benefits and claims reserves. The net unrealized losses are reflected in Accumulated other comprehensive (loss) income, and the amortization of the unamortized realized losses have been recorded in Interest credited and other benefits to contractholders. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2008, 2007, and 2006, reserve interest rates ranged from 5.3% to 5.9%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital losses of $53.2 and $11.0, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.5 billion and $2.6 billion at December 31, 2008 and 2007, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
Fixed maturities:							
U.S. Treasuries	$	1,391.4	$	84.5	$	0.9	$ 1,475.0
U.S. government agencies and authorities		797.1		77.2		1.2	873.1
State, municipalities, and political subdivisions		72.9		0.3		17.7	55.5
U.S. corporate securities:							
Public utilities		1,112.4		4.4		117.6	999.2
Other corporate securities		3,986.2		85.6		436.6	3,635.2
Total U.S. corporate securities		5,098.6		90.0		554.2	4,634.4
Foreign securities[1]:							
Government		397.8		4.3		61.4	340.7
Other		2,188.5		27.0		274.0	1,941.5
Total foreign securities		2,586.3		31.3		335.4	2,282.2
Residential mortgage-backed securities		3,412.6		153.6		266.7	3,299.5
Commercial mortgage-backed securities		1,604.0		0.1		370.5	1,233.6
Other asset-backed securities		830.2		9.0		214.9	624.3
Total fixed maturities, including securities pledged		15,793.1		446.0		1,761.5	14,477.6
Less: securities pledged		1,160.5		72.7		7.8	1,225.4
Total fixed maturities		14,632.6		373.3		1,753.7	13,252.2
Equity securities		247.7		1.0		8.4	240.3
Total investments, available-for-sale	$	14,880.3	$	374.3	$	1,762.1	$ 13,492.5

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 11.2	$ 0.7	$ -	$ 11.9
U.S. government agencies and authorities	0.6	-	-	0.6
State, municipalities, and political subdivisions	66.1	0.1	2.2	64.0
U.S. corporate securities:				
Public utilities	1,049.1	10.8	15.6	1,044.3
Other corporate securities	3,855.1	46.1	65.2	3,836.0
Total U.S. corporate securities	4,904.2	56.9	80.8	4,880.3
Foreign securities[1]:				
Government	379.3	17.1	6.6	389.8
Other	1,955.8	29.9	40.3	1,945.4
Total foreign securities	2,335.1	47.0	46.9	2,335.2
Residential mortgage-backed securities	4,146.1	101.8	63.5	4,184.4
Commercial mortgage-backed securities	1,927.3	10.7	52.3	1,885.7
Other asset-backed securities	924.3	5.5	41.5	888.3
Total fixed maturities, including securities pledged	14,314.9	222.7	287.2	14,250.4
Less: securities pledged	940.2	8.0	14.1	934.1
Total fixed maturities	13,374.7	214.7	273.1	13,316.3
Equity securities	440.1	13.8	7.5	446.4
Total investments, available-for-sale	$ 13,814.8	$ 228.5	$ 280.6	$ 13,762.7

[1] Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized losses were $1,322.9 and $58.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the current economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves. At December 31, 2007, $16.4 of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2008, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	273.3	$	271.5
After one year through five years		3,751.8		3,576.2
After five years through ten years		3,546.6		3,344.4
After ten years		2,374.6		2,128.1
Mortgage-backed securities		5,016.6		4,533.1
Other asset-backed securities		830.2		624.3
Less: securities pledged		1,160.5		1,225.4
Fixed maturities, excluding securities pledged	$	14,632.6	$	13,252.2

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2008 or 2007.

At December 31, 2008 and 2007, fixed maturities with fair values of $14.2 and $13.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2008 and 2007, approximately 13.0% and 11.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $775.1 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value. In addition, under the Back-up Facility, other fees will

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of $4.2 will be sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II will sell to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer as of December 31, 2008, the Company recognized $253.2 in other-than-temporary impairments with respect to the 80% participation interest in its Designated Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to recognize a gain in the estimated range of $220.0 to $240.0 upon the closing of the ING-Dutch State Transaction and the Step 1 Cash Transfer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $141.0 and $279.5 in ING proprietary funds as of December 31, 2008 and 2007, respectively.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Consolidated Balance Sheets. At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and $757.6, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $613.9 and $734.8 at December 31, 2008 and 2007, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. At December 31, 2008 and 2007, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2008 and 2007. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2008 and 2007, the fair value of loan securities was $474.8 and $176.5, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or spread widening on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2008 and 2007.

2008	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss	
Interest rate or spread widening	$	144.2	$	381.7	$	383.5	$	909.4
Mortgage and other asset-backed securities		65.3		188.5		598.3		852.1
Total unrealized capital losses	$	209.5	$	570.2	$	981.8	$	1,761.5
Fair value	$	2,999.6	$	3,446.7	$	2,964.2	$	9,410.5

2007	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss	
Interest rate or spread widening	$	18.8	$	62.3	$	48.8	$	129.9
Mortgage and other asset-backed securities		30.1		69.0		58.2		157.3
Total unrealized capital losses	$	48.9	$	131.3	$	107.0	$	287.2
Fair value	$	2,256.2	$	2,217.7	$	3,612.1	$	8,086.0

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 79.2% of the average book value. In addition, this category includes 1,243 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The value of the Company's fixed maturities declined $534.2, before tax and DAC, from December 31, 2008 though February 28, 2009, due to further widening of credit spreads. This decline in fair value includes $81.7 related to the Company's investments in commercial mortgage-backed securities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	283.2	233	36.3	113	24.4	67
Foreign	108.9	94	19.1	54	4.2	10
Residential mortgage-backed	349.3	194	7.1	30	16.6	76
Other asset-backed	245.6	64	10.5	21	7.0	1
Equity securities	55.1	17	-	-	0.1	3
Limited partnerships	6.6	6	3.0	1	-	-
Mortgage loans on real estate	3.8	1	-	-	-	-
Total	$ 1,052.5	609	$ 76.0	219	$ 58.7	161

The above schedule includes $235.8, $16.4, and $16.1 for the years ended December 31, 2008, 2007, and 2006, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $816.7, $59.6, and $42.6 in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

The following table summarizes these write-downs recognized by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	204.5	180	31.6	102	24.4	67
Foreign	81.3	78	19.1	54	4.2	10
Residential mortgage-backed	291.8	128	2.6	2	0.6	1
Other asset-backed	239.1	43	6.3	16	7.0	1
Total	$ 816.7	429	$ 59.6	174	$ 42.6	83

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006 was $2,136.5, $1,210.8, and $704.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ 1,020.6	$ 895.5	$ 969.0
Equity securities, available-for-sale	(13.2)	38.5	10.5
Mortgage loans on real estate	116.0	118.5	93.6
Real estate	9.0	-	-
Policy loans	14.2	14.1	13.2
Short-term investments and cash equivalents	4.5	2.2	2.4
Other	12.7	88.3	44.5
Gross investment income	1,163.8	1,157.1	1,133.2
Less: investment expenses	80.1	102.4	103.5
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (990.8)	$ (50.3)	$ (67.0)
Equity securities, available-for-sale	(81.0)	6.4	9.3
Derivatives	(187.0)	(123.0)	(3.9)
Other	(18.7)	(2.6)	-
Less: allocation to experience-rated contracts	624.4	141.9	(64.6)
Net realized capital (loss) gains	$ (653.1)	$ (27.6)	$ 3.0
After-tax net realized capital (loss) gains	$ (424.5)	$ (17.9)	$ 2.0

The increase in Net realized capital losses for the year ended December 31, 2008, was primarily due to higher credit and intent related impairments of fixed maturities driven by the widening of credit spreads. In addition, the Company experienced losses on equity securities mainly due to the poor market performance and losses on interest rate swaps due to lower LIBOR rates in 2008.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008, as a result of the current economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2008, the Company fully amortized $624.4 of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 and $164.5 at December 31, 2007 and 2006, respectively, and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-related contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Proceeds on sales	$ 12,649.0	$ 5,738.8	$ 6,481.2
Gross gains	120.0	66.4	109.0
Gross losses	(234.4)	(101.2)	110.9

3. Financial Instruments

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

a) Quoted prices for similar assets or liabilities in active markets;
b) Quoted prices for identical or similar assets or liabilities in non-active markets;
c) Inputs other than quoted market prices that are observable; and
d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Other investments (primarily derivatives)	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	729.3	-	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,998.9	$ 16,319.6	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Other liabilities (primarily derivatives)	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $9,069.0.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. These assets and liabilities are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with FAS 133. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in FAS 157. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2008, the credit ratings of ING and the Company changed in relation to prior periods, which resulted in substantial changes in the valuation of the reserves for product guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 14,477.6	$ 14,477.6	$ 14,250.4	$ 14,250.4
Equity securities, available-for-sale	240.3	240.3	446.4	446.4
Mortgage loans on real estate	2,107.8	2,027.9	2,089.4	2,099.3
Policy loans	267.8	267.8	273.4	273.4
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	729.3	729.3	622.9	622.9
Other investments	749.1	749.1	670.9	670.9
Assets held in separate accounts	35,927.7	35,927.7	48,091.2	48,091.2
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,529.4	1,610.6	1,251.1	1,308.7
Without a fixed maturity	15,611.8	17,237.9	13,421.9	13,379.1
Derivatives	544.1	544.1	200.3	200.3

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2008.

	Fixed Maturities	Derivatives	Product Guarantees
Balance at January 1, 2008	$ 1,737.6	$ -	$ (76.4)
Capital gains (losses):			
Net realized capital gains (losses)	(72.6) [1]	(29.3)	(139.6) [3]
Net unrealized capital (losses) gains [2]	71.8	-	-
Total net realized and unrealized capital losses	(0.8)	(29.3)	(139.6)
Purchases, sales, issuances, and settlements, net	(171.7)	21.5	(4.0)
Transfer in (out) of Level 3	726.5	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the value of the liability increased due to increased credit spreads, increased interest rate volatility and decreased interest rates. As of December 31, 2008, the net realized gains attributable to credit risk were $107.9. The unrealized capital losses on fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2008	2007	2008	2007
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	7,207.2	7,680.0	$ (232.0)	$ (111.6)
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	199.5	224.5	(18.6)	(45.3)
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	341.1	335.9	(58.9)	(8.8)
Forwards				
Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).	263.0	-	3.3	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2008	**2007**	**2008**	**2007**
Swaptions				
Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligation portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	2,521.5	542.3	$ 5.1	$ 0.2
Futures				
Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under FAS 133 and FAS 157 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses).	580.6	-	(7.8)	-
Embedded Derivatives				
The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.				
Within securities	N/A*	N/A*	123.7	40.8
Within annuity products	N/A*	N/A*	180.0	78.1

* N/A - not applicable.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Credit Default Swaps

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments.   These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties.   The Company's collateral positions are tracked by the International Swaps and Derivatives Associations, Inc. ("ISDA"). To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance Sheets and was reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Other investments and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $161.0.

Embedded Derivative in Credit-Linked Note

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $30.0.

Variable Interest Entities

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships. Consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. Investments in limited partnerships are included in Limited partnerships/corporations on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	511.4
Deferrals of commissions and expenses		136.0
Amortization:		
Amortization		(62.1)
Interest accrued at 6% to 7%		37.5
Net amortization included in the Consolidated Statements of Operations		(24.6)
Change in unrealized capital gains (losses) on available-for-sale securities		(0.2)
Balance at December 31, 2006		622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of SOP 05-1		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008	$	865.5

The estimated amount of DAC to be amortized, net of interest, is $50.8, $59.0, $61.7, $59.6, and $58.5, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	1,291.7
Deferrals of commissions and expenses		46.2
Amortization:		
Amortization		(82.4)
Interest accrued at 5% to 7%		85.7
Net amortization included in the Consolidated Statements of Operations		3.3
Change in unrealized capital gains (losses) on available-for-sale securities		(1.0)
Balance at December 31, 2006		1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of SOP 05-1		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008	$	1,832.5

The estimated amount of VOBA to be amortized, net of interest, is $59.9, $69.9, $75.7, $73.7, and $71.8, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits. The increase in Net amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007.

The decrease in Net amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions. In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

5.   **Dividend Restrictions and Shareholder's Equity**

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2008, ILIAC did not pay any dividends to its Parent. During 2007 and 2006, ILIAC paid $145.0, and $256.0, respectively, in dividends on its common stock to its Parent.

During 2006, Lion contributed to ILIAC, DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During 2008, 2007, and 2006, ILIAC did not receive any cash capital contributions from its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(428.4), $245.5, and $138.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Statutory capital and surplus was $1,524.6 and $1,388.0 as of December 31, 2008 and 2007, respectively. As specifically permitted by statutory accounting policies, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice expires on December 15, 2009. This permitted practice increased admitted assets and statutory surplus by $58.4 for the year ended December 31, 2008. The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Department also has the ability to revise certain reserving requirements at its discretion. Due to the financial crisis and related federal government interest rate actions, the Department provided the Company and other domestic life insurers the opportunity to elect to use a formula for the discount rate for statutory reserve and reserve related calculations that resulted in the discount rate being floored at 3.25% for December 31, 2008; the formula stipulated by the Department was such that the discount rate was to equal the greater of 3.25% or 105% of the otherwise applicable spot rate; this reserve relief reduces statutory reserves and increases surplus by approximately $700.0. This reserve relief is available for the period from December 31, 2008 through September 30, 2009 and is not a permitted practice. The Company also discloses that, as in prior years, its asset adequacy analysis associated with these reserves is favorable.

6. Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively. As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007, was $6.5 billion and $7.1 billion, respectively.

7. Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING AIH and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007	2006
Current tax expense (benefit):			
Federal	$ (121.8)	$ 28.6	$ 23.3
State	(18.1)	(9.0)	20.0
Total current tax (benefit) expense	(139.9)	19.6	43.3
Deferred tax expense:			
Federal	31.6	36.4	79.4
Total deferred tax expense	31.6	36.4	79.4
Total income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
(Loss) income before income taxes	$ (1,138.5)	$ 274.4	$ 424.5
Tax rate	35.0%	35.0%	35.0%
Income tax (benefit) expense at federal statutory rate	(398.5)	96.0	148.6
Tax effect of:			
Dividend received deduction	(15.5)	(26.2)	(36.5)
IRS audit settlement	(10.1)	-	-
State audit settlement	(12.6)	(21.8)	-
State tax expense	1.3	-	13.0
Tax valuation allowance	333.0	-	-
Other	(5.9)	8.0	(2.4)
Income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

	2008	2007
Deferred tax assets:		
Insurance reserves	$ 217.2	$ 216.6
Net unrealized capital loss	503.8	8.5
Unrealized losses allocable to experience-rated contracts	-	5.7
Investments	294.7	6.7
Postemployment benefits	67.4	65.5
Compensation	42.5	37.7
Other	3.9	32.9
Total gross assets before valuation allowance	1,129.5	373.6
Less: valuation allowance	(333.0)	(6.4)
Assets, net of valuation allowance	796.5	367.2
Deferred tax liabilities:		
Value of business acquired	(653.3)	(438.5)
Deferred policy acquisition costs	(244.3)	(204.6)
Total gross liabilities	(897.6)	(643.1)
Net deferred income tax asset (liability)	$ (101.1)	$ (275.9)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes. Due to changes in classification during 2008, the amount for the 2007 table above were reclassified in order to allow for more effective comparison.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $328.0 and $0, respectively, related to realized capital losses, which is included in Net (loss) income. The valuation allowance includes $106.7 related to impairments of securities designated in the ING-Dutch State Transaction, which has established pending uncertainties regarding the closing of the transaction. As of December 31, 2008 and 2007, the Company had a valuation allowance of $0 and $6.4, respectively, related to unrealized capital losses on investments, which is included in Accumulated Other Comprehensive Income (Loss). In 2008, the Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

ILIAC had a receivable of $38.6 and payable $56.8 to ING AIH at December 31, 2008 and 2007, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance at January 1	$ 47.4	$ 68.0
Additions for tax positions related to current year	2.4	2.9
Additions for tax positions related to prior years	2.2	-
Reductions for tax positions related to prior years	(20.7)	(23.5)
Reductions for settlements with taxing authorities	(9.2)	-
Balance at December 31	$ 22.1	$ 47.4

The Company had $23.1 and $42.6 of unrecognized tax benefits as of December 31, 2008 and 2007, respectively, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had accrued interest of $3.8 and $16.9 as of December 31, 2008 and 2007, respectively. The decrease in accrued interest during the year ended December 31, 2008 primarily related to the settlement of the 2002 and 2003 IRS audit and the 1995 through 2000 New York state audit.

Tax Regulatory Matters

The Company is under audit by the IRS for tax years 2004 through 2008, and is subject to state audit in New York for years 2001 through 2006. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $14.5 can not be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Deferred income of $17.2 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

8. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $14.0, $17.2, and $23.8, for 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $10.3, $10.1, and $9.7, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008 and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 85.6	$ 97.7
Interest cost	5.2	5.4
Benefits paid	(11.6)	(9.3)
Post service cost-unrecognized	0.2	-
Actuarial gain (loss) on obligation	15.5	(8.2)
Projected benefit obligation, December 31	$ 94.9	$ 85.6
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Consolidated Balance Sheets consist of:

	2008	2007
Accrued benefit cost	$ (94.9)	$ (85.6)
Intangible assets	-	-
Accumulated other comprehensive income	20.0	4.9
Net amount recognized	$ (74.9)	$ (80.7)

At December 31, 2008 and 2007, the projected benefit obligation was $94.9 and $85.6, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2008 and 2007 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2008	2007
Discount rate at end of period	6.50%	6.50%
Rate of compensation increase	4.00%	4.20%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2008, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by FAS No. 87, "Employers' Accounting for Pensions", the 6.5% discount rate will also be used to determine the Company's 2008 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2008	2007	2006
Discount rate	6.50%	5.90%	6.00%
Rate of increase in compensation levels	4.00%	4.20%	4.00%

The weighted average assumptions used in calculating the net pension cost for 2008 were, as indicated above, a 6.0% discount rate and a 4.0% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008, 2007, and 2006, were as follows:

	2008	2007	2006
Interest cost	$ 5.2	$ 5.4	$ 5.5
Net actuarial loss recognized in the year	-	0.7	2.0
Unrecognized past service cost recognized in the year	-	-	0.2
The effect of any curtailment or settlement	0.5	0.4	0.4
Net periodic benefit cost	$ 5.7	$ 6.5	$ 8.1

Cash Flows

In 2009, the employer is expected to contribute $4.3 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2009 through 2013, and thereafter through 2018, are estimated to be $4.3, $4.4, $5.0, $5.1, $5.1, and $26.4, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.1, $4.5, and $10.1, for the years ended December 31, 2008, 2007, and 2006 respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

For leo, the Company recognized tax benefits of $0.7, $3.2, and $0.1, in 2008, 2007, and 2006, respectively.

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2008, 2007, and 2006, were $1.4, $0.4, and $1.4, respectively.

9. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $58.4, $60.5, and $62.2, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $175.3, $167.9, and $175.3, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2008, 2007, and 2006, net expenses related to the agreement were incurred in the amount of $19.6, $21.7, and $12.4, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2008, 2007, and 2006, commissions were collected in the amount of $622.5, $568.4, and $429.2. Such commissions are, in turn, paid to broker-dealers.
- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue associated with ING USA deposits into ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred under these services agreements in the amount of $156.2, $124.4, and $70.8, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $14.9, $13.1, and $8.8, respectively.

Investment Advisory and Other Fees

During 2006, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $245.1, $312.7, and $289.9, (excludes fees paid to ING Investment Management Co.) in 2008, 2007, and 2006, respectively.

DSL has been retained by ING Investors Trust (the "Trust"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets of the Trust. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2008, 2007, and 2006, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $323.8, $343.8, and $233.9, respectively. At December 31, 2008 and 2007, DSL had $18.6 and $26.7, respectively, receivable from the Trust under the management agreement.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $0.2, $3.9, and $1.8, for the years ended December 31, 2008, 2007, and 2006, respectively, and earned interest income of $4.8, $1.7, and $3.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2008, ILIAC had $13.0 due to ING AIH under the reciprocal loan agreement and no amounts due as of December 31, 2007. At December 31, 2008 and 2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At December 31, 2008 and 2007, the amount of the loan outstanding was $4.9 and $9.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2008, 2007, and 2006 was $11.1.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

10. Financing Agreements

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

11. Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 7 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2008, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.0 and $16.1 were maintained for this contract as of December 31, 2008 and 2007, respectively.

Reinsurance ceded in force for life mortality risks were $19.6 billion and $20.9 billion at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, net receivables were comprised of the following:

	2008		2007	
Claims recoverable from reinsurers	$	2,506.6	$	2,595.2
Payable for reinsurance premiums		(0.9)		(0.9)
Reinsured amounts due to reinsurer		(0.4)		(5.9)
Reserve credits		-		0.1
Other		0.3		5.9
Total	$	2,505.6	$	2,594.4

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
Deposits ceded under reinsurance	$	174.4	$	188.5	$	199.0
Premiums ceded under reinsurance		0.3		0.4		0.5
Reinsurance recoveries		309.0		419.7		359.0

12. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases, the longest term of which expires in 2014. However, all operating leases were terminated or consolidated by ING AIH during the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was $6.1, $17.7, and $17.8, respectively. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company. As of December 31, 2008, the Company's expenses will be paid for by an affiliate and allocated back to the Company.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, $253.7 of which was with related parties. At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties. During 2008 and 2007, $81.3 and $87.3, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum liability to the Company under the guarantee was $30.0.

Cash Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008, the Company held $4.4 of cash collateral, which was included in Collateral held, including payables under securities loan agreement. As of December 31, 2007, the Company delivered $18.8 of cash

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

collateral, which was included in Short-term investments under securities loan agreement, including collateral delivered, on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13.   **Restructuring Charges**

2008 CitiStreet Integration

During the third quarter, integration initiatives related to the acquisition of CitiStreet by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended December 31, 2008.

Restructuring reserve at inception	$	-
Restructuring charges:		
Employee severance and termination benefits	11.2	[1]
Future rent on non-cancelable leases	1.5	[2]
Total restructuring charges	12.7	
Other charges	-	
Intercompany charges and payments	(2.5)	[3]
Payments applied against reserve	(1.9)	[4]
Restructuring reserve at December 31, 2008	$	8.3

[1]   Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2]   Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.

[3]   Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4]   Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by January 30, 2010.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company's earnings is anticipated to be less than $0.1. The Company anticipates that these restructuring activities in regards to its operations will be complete by February 10, 2010 with total estimated costs of $5.8.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

14. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

	2008	2007	2006
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (1,315.5)	$ (64.5)	$ (44.6)
Equity securities, available-for-sale	(7.4)	6.3	18.1
DAC/VOBA adjustment on available-for-sale securities	650.9	7.8	3.9
Sales inducements adjustment on available-for-sale securities	2.4	0.2	0.1
Premium deficiency reserve adjustment	-	-	(37.5)
Other investments	(0.3)	(0.7)	0.8
Less: allocation to experience-rated contracts	-	(16.4)	(52.4)
Unrealized capital gains (losses), before tax	(669.9)	(34.5)	(6.8)
Deferred income tax asset (liability)	205.8	12.1	2.4
Asset valuation allowance	-	(6.4)	-
Net unrealized capital gains (losses)	(464.1)	(28.8)	(4.4)
Pension liability, net of tax	(18.0)	(5.0)	(9.6)
Accumulated other comprehensive (loss) income	$ (482.1)	$ (33.8)	$ (14.0)

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves. At December 31, 2008, there are no net unrealized losses allocated to experience-rated contracts. Net unrealized capital gains (losses) allocated to experience-rated contracts of $(16.4) at December 31, 2007, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (1,251.0)	$ (19.9)	$ (26.6)
Equity securities, available-for-sale	(13.7)	(11.8)	14.9
DAC/VOBA adjustment on available-for-sale securities	643.1	3.9	(1.2)
Sales inducements adjustment on available-for-sale securities	2.2	0.1	-
Premium deficiency reserve adjustment	-	37.5	(13.9)
Other investments	0.4	(1.5)	(0.4)
Less: allocation to experience-rated contracts	16.4	36.0	(3.8)
Unrealized capital gains (losses), before tax	(635.4)	(27.7)	(23.4)
Deferred income tax asset (liability)	193.7	9.7	12.7
Net change in unrealized capital gains (losses)	$ (441.7)	$ (18.0)	$ (10.7)

	2008	2007	2006
Net unrealized capital holding gains (losses) arising during the year[1]	$ (1,192.0)	$ (66.9)	$ (43.6)
Less: reclassification adjustment for gains (losses) and other items included in Net (loss) income[2]	(750.3)	(48.9)	(32.9)
Net change in unrealized capital gains (losses) on securities	$ (441.7)	$ (18.0)	$ (10.7)

[1] Pretax unrealized holding gains (losses) arising during the year were $(1,714.8), $(102.9), and $(95.4), for the years ended December 31, 2008, 2007, and 2006, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were and $(1,079.4), $(75.2), and $(72.0), for the years ended December 31, 2008, 2007, and 2006, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

15.   Changes to Prior Years Presentation

Consolidated Statements of Operations Presentational Changes

During 2008, certain changes were made to the Consolidated Statements of Operations for the year ended 2007 to more accurately reflect the correct balances, primarily related to surrenders on market value adjusted contracts. As the Company has determined these changes to be immaterial, the Consolidated Statements of Operations for the year ended December 31, 2007, has not been labeled as restated. The following table summarizes the adjustments:

	Previously Reported	Reclassification	Adjusted
2007			
Fee income	$ 789.3	$ (19.4)	$ 769.9
Net realized capital gains (losses)	(8.2)	(19.4)	(27.6)
Other income	0.9	19.4	20.3
Total revenue	2,451.9	(19.4)	2,432.5
Interest credited and other benefits to contractowners	822.2	(19.4)	802.8
Total benefits and expenses	2,177.5	(19.4)	2,158.1

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2008	First (Restated)*		Second		Third		Fourth	
Total revenue	$	560.4	$	538.4	$	469.3	$	166.1
Income (loss) before income taxes		(98.4)		25.1		(391.3)		(673.9)
Income tax expense (benefit)		(53.8)		1.9		(25.1)		(31.3)
Net income	$	(44.6)	$	23.2	$	(366.2)	$	(642.6)

2007	First		Second		Third		Fourth	
Total revenue	$	579.1	$	594.9	$	601.4	$	657.1
Income (loss) before income taxes		100.7		115.8		85.8		(27.9)
Income tax expense (benefit)		28.5		33.6		22.3		(28.4)
Net income	$	72.2	$	82.2	$	63.5	$	0.5

*The Company has restated its previously issued unaudited interim financial statements for the three months
ended March 31, 2008 due to an error in the calculation of the fair value of the reserves for product guarantees
for annuity contracts containing guaranteed credited rates. The effect of the restatement on these prior period
interim financial statements for the three months ended March 31, 2008 was to increase the net loss by $18.9.